UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934
Date of Report: November 30, 2016
(Date of earliest event reported)

Royale Energy, Inc.
(Exact name of registrant as specified in its charter)

California	0-22750	33-02224120
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1870 Cordell Court, Suite 210
El Cajon, California 92020
(Address of principal executive offices) (Zip Code)

(619) 383-6600
 (Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.                      Entry into a Material Definitive Agreement.

Merger Agreement

On November 30, 2016, Royale Energy, Inc., a California corporation (“Royale”),  Royale Energy Holdings, Inc., a Delaware corporation (“Parent”), Royale Merger Sub, Inc., a California corporation and wholly-owned subsidiary of Parent (“Royale Merger Sub”), Matrix Merger Sub, Inc., a California corporation and wholly-owned subsidiary of Parent (“Matrix Merger Sub”), and Matrix Oil Management Corporation, a California corporation (“Matrix”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) pursuant to which, among other things, (i) Royale Merger Sub will, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, merge with and into Royale (the “Royale Merger”) with Royale as the surviving corporation and a wholly-owned subsidiary of Parent; and simultaneously, (ii) Matrix Merger Sub will, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, merge with and into Matrix (the “Matrix Merger”) with Matrix as the surviving corporation and a wholly-owned subsidiary of Parent (collectively, the Royale Merger and Matrix Merger are referred to hereinafter as the “Mergers”). The Mergers are intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 351 of the Internal Revenue Code of 1986, as amended.  As part of the Mergers, Parent’s name will be change to “Royale Energy, Inc.” and Royale’s name will be changed to “Royale Energy Funds, Inc.”

Upon consummation of the Royale Merger and subject to the terms and conditions of the Merger Agreement, the issued and outstanding shares of Royale’s common stock, no par value (the (“Royale Common Stock”), will each be converted into one (1) share of common stock, $0.001 par value per share, of Parent (“Parent Common Stock”) (the “Royale Merger Consideration”), and as a result, the shareholders of Royale will hold common stock in a Delaware corporation and will no longer hold common stock in a California corporation.  For purposes of the Merger Agreement, the aggregate amount of issued and outstanding shares of Royale Common Stock subject to conversion in the Royale Merger, together with all Royale Common Stock issuable pursuant to any benefit plan, compensation agreement, or any other obligation to issue Royale Common Stock including convertible indebtedness, but excluding the amount of Royale Common Stock issuable upon exercise of certain outstanding warrants to acquire up to 2,355,198 shares of Royale Common Stock and certain outstanding options to acquire 100,000 shares of Royale Common Stock, is referred to as the “Aggregate Royale Number,” as more fully described in the Merger Agreement.

As a result of the Royale Merger, each option and warrant to purchase shares of Royale Common Stock outstanding immediately prior to the effective time of the Royale Merger shall be converted into the right thereafter to receive, upon exercise of such option or warrant, the amount of shares of Parent Common Stock to which the holder of each such option or warrant would have been entitled if, immediately prior to the Royale Merger, the holder had held the number of shares of Royale Common Stock obtainable upon the exercise of each such option or warrant.

Upon consummation of the Matrix Merger and subject to the terms and conditions of the Merger Agreement, the issued and outstanding shares of Matrix’s common stock, no par value (the “Matrix Common Stock”), will each be converted into the number of shares of Parent Common Stock equal to the quotient of (a) the product of the Aggregate Royale Number multiplied by 0.008671, divided by (b) the Aggregate Matrix Number (the “Matrix Merger Consideration”).  For purposes of the Merger Agreement, the aggregate amount of issued and outstanding shares of Matrix Common Stock subject to conversion in the Matrix Merger, together with all shares issuable pursuant to any benefit plan, compensation agreement, or any other obligation to issue Matrix Common Stock including convertible indebtedness, options or warrants, is referred to as the “Aggregate Matrix Number,” as more fully described in the Merger Agreement.

Additionally, in connection with the Mergers and at the closing of the Mergers:

A.
All the limited partnership interest of Matrix Investments L.P., a California limited partnership, Matrix Las Cienegas Limited Partnership, a California limited partnership, and Matrix Permian Investments, LP, a Texas limited partnership (collectively, the “Matrix LPs”), will be, pursuant to the terms and conditions of certain exchange agreements (collectively, the “Matrix LP Exchange Agreements”) that are attached as exhibits to the Merger Agreement, assigned to Parent in exchange for Parent Common Stock (the “LP Exchanges”).  In the LP Exchanges, the holders of the limited partnership interests (each, a “Matrix LP Holder” and collectively, the “Matrix LP Holders”) in the Matrix LPs will receive, in the aggregate, a number of shares of Parent Common Stock equal to the product of the Aggregate Royale Number multiplied by 0.991314 (the “Matrix LP Exchange Consideration”).

B.
All the outstanding capital stock of Matrix Oil Corporation, a California corporation (the “Matrix Operator”), will be, pursuant to the terms of an exchange agreement (the “Matrix Operator Exchange Agreement”) that is attached as an exhibit to the Merger Agreement, assigned to Parent in exchange for Parent Common Stock (the “Matrix Operator Exchange”).  In the Matrix Operator Exchange, the holders of the capital stock of Matrix Operator (each, a “Matrix Operator Holder” and collectively, the “Matrix Operator Holders”) will receive, in the aggregate, a number of shares of Parent Common Stock equal to the product of the Aggregate Royale Number multiplied by 0.000015 (the “Matrix Operator Exchange Consideration”).

C.
Approximately $20,124,000 in the aggregate principal amount of subordinated promissory notes (“Matrix Debt”) issued by Matrix, the Matrix LPs and Matrix Operator will be exchanged (the “Debt Exchange”) for shares of the Parent’s newly created Series B 3.5% Convertible Preferred Stock (“Series B Preferred Stock”).  Pursuant to the terms and conditions set forth in the debt exchange agreement between the holders of Matrix Debt (the “Matrix Debt Holders”) and Parent (the “Debt Exchange Agreement” and, together with the Matrix LP Exchange Agreements and the Matrix Operator Exchange Agreement, the “Exchange Agreements”) that is attached as an exhibit to the Merger Agreement, each $10.00 principal amount of Matrix Debt outstanding immediately prior to consummation of the Mergers shall be exchanged for one (1) validly issued, fully paid and nonassessable share of Series B Preferred Stock (the “Debt Exchange Consideration”). The Series B Preferred Stock, subject to the terms and conditions of the certificate of designation to be filed with the Delaware Secretary of State, will carry a liquidation preference of approximately $20,124,000, and each share of Series B Preferred Stock will be convertible into approximately ten (10) shares of Parent Common Stock.

Ultimately, it is the intent of both Royale and Matrix, upon the closing of the Mergers, the LP Exchanges, the Matrix Operator Exchange, and the Debt Exchange that (i) fifty percent (50%) of Parent Common Stock will be delivered as Royale Merger Consideration; (ii) fifty percent (50%) of Parent Common Stock will delivered as Matrix Merger Consideration, Matrix LP Exchange Consideration, and Matrix Operator Consideration; and (iii) all of the Series B Preferred Stock will be delivered and owned entirely by the Matrix Debt Holders.

The respective boards of directors of Royale and Matrix have determined that the Merger Agreement and all other related transactions are fair to, advisable and in the best interests of their respective stockholders, and have unanimously approved the Mergers, the Merger Agreement, and the related transactions.  The Merger Agreement and related transactions are subject to (i) the approval of Royale’s and Matrix’s respective shareholders at shareholders’ meetings to be called and held by Royale and Matrix, respectively; (ii) the approval of the Matrix LP Holders, the Matrix Operator Holders and the Matrix Debt Holders; (iii) the consent of the lenders under Matrix’s senior secured indebtedness to the transactions contemplated by the Merger Agreement or, alternatively, the refinancing of such indebtedness; and (iv) other customary closing conditions, including the filing and effectiveness of a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”).  The Merger Agreement also contains certain termination rights for both Royale and Matrix, including, among other things, if the Mergers are not consummated on or before March 31, 2017.

Royale and Matrix have made customary representations and warranties in the Merger Agreement and agreed to certain customary covenants, including covenants (i) regarding operation of their respective business prior to the consummation of the Mergers; and (ii) prohibiting Royale and Matrix from soliciting, or providing information or entering into discussions regarding proposals relating to alternative business combination transactions.

In addition, Royale has agreed to cause Parent to file an application for listing (or re-listing, as applicable) the Parent Common Stock to be issued in connection with the Mergers on NASDAQ or another national securities exchange within thirty days following the initial filing of a registration statement on Form S-4 with the SEC and to use reasonable best efforts to obtain approval of such listing, provided that such approval is not a condition to closing the Mergers or other transactions under the Merger Agreement.  The Royale Common Stock was previously listed on NASDAQ from 1994 until it was delisted in January 2016, and it currently trades on the OTC QB (Symbol:  ROYL).  There is no assurance that any listing application will be approved by NASDAQ or another national securities exchange.

Under the Merger Agreement and at the closing of the Mergers, the initial board of directors of Parent will be comprised of eight (8) members. The members of the board of directors will be Jonathan Gregory, Harry Hosmer, Johnny Jordan, Jon Clarkson, Rod Eson, Gabriel L. Ellisor, Ronald Buck, and Ronald Verdier.  Harry Hosmer will serve as chairman of the board of directors until the first annual meeting of shareholders following the closing of the Mergers.  The initial officers of Parent shall include Jonathan Gregory, as Chief Executive Officer, Johnny Jordan, as President and Chief Operating Officer, and Stephen M. Hosmer, as Chief Financial Officer.

The Merger Agreement contains certain termination rights for both the Company and Matrix, including, among other things, if the Merger is not consummated on or before March 31, 2017.

The Merger Agreement contains representations and warranties by Royale, Parent, Royale Merger Sub and Matrix Merger Sub, on the one hand, and by Matrix, on the other hand, made solely for the benefit of the other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the Merger Agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for the purpose of allocating risk between Royale, on the one hand, and Matrix, on the other hand. Accordingly, the representations and warranties and other disclosures in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts about Royale or Matrix at the time they were made or otherwise.

The Merger Agreement, which includes copies of the Exchange Agreements as exhibits thereto, is included as Exhibit 2.1 hereto and is incorporated herein by reference.  The foregoing description of these agreements does not purport to be complete and is qualified in its entirely by reference to such agreement.

Forward-Looking Statements

This current report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended and Section 21E of the Securities and Exchange Act of 1934 as amended. Statements that are not strictly historical statements constitute forward-looking statements and may often, but not always, be identified by the use of such words such as “expects,” “believes,” “intends,” “anticipates,” “plans,” “estimates,” “potential,” “possible,” or “probable” or statements that certain actions, events or results “may,” “will,” “should,” or “could” be taken, occur or be achieved. The forward-looking statements include statements about future operations, estimates of reserve and production volumes and the anticipated timing for closing the proposed merger. Forward-looking statements are based on current expectations and assumptions and analyses made by Royale and Matrix in light of experience and perception of historical trends, current conditions and expected future developments, as well as other factors appropriate under the circumstances. However, whether actual results and developments will conform with expectations is subject to a number of risks and uncertainties, including but not limited to:  the possibility that the companies may be unable to obtain stockholder or limited partner approval or satisfy the other conditions to closing; the possibility that the companies may be unable to obtain the consent of Matrix’s senior secured lender; that problems may arise in the integration of the businesses of the two companies; that the acquisition may involve unexpected costs; the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas); risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; revisions to reserve estimates as a result of changes in commodity prices; the uncertainty of estimates and projections relating to future production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; health, safety and environmental risks and risks related to weather; further declines in oil and gas prices; inability of management to execute its plans to meet its goals, shortages of drilling equipment, oil field personnel and services, unavailability of gathering systems, pipelines and processing facilities and the possibility that government policies may change. Royale’s annual report on Form 10-K for the year ended December 31, 2015, recent current reports on Form 8-K, and other SEC filings discuss some of the important risk factors identified that may affect its business, results of operations, and financial condition. Royale and Matrix undertake no obligation to revise or update publicly any forward-looking statements, except as required by law.

Additional Information about the Transaction

In connection with the proposed transaction, Royale intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Royale that also constitutes a prospectus of Royale relating to (i) the Parent Common Stock to be issued in connection with the Mergers, the LP Exchanges, the Matrix Operator Exchange, upon the conversion of any Series B Preferred Stock, or the exercise of any outstanding warrants and options that become exercisable upon the effectiveness of the Mergers, and (ii) the Series B Preferred Stock to be issued in connection with the Debt Exchange. The proxy statement/prospectus will include important information about Royale, Matrix, the Matrix LPs and Matrix Operator. Royale also plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ROYALE, MATRIX AND THE PROPOSED TRANSACTION. Investors and security holders may obtain these documents when available free of charge at the SEC’s website at www.sec.gov .  In addition, the documents filed with the SEC by Royale can be obtained free of charge from Royale’s website at www.royl.com .

Participants in Solicitation

Royale and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Royale in respect of the proposed transaction.  Information regarding Royale’s directors and executive officers is available in its annual report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on March 15, 2016, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 22, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Item 9.01.                      Financial Statements and Exhibits.

(d)            Exhibits.

The following exhibits are filed with this Current Report on Form 8-K:

Exhibit No.	Description
2.1
Agreement and Plan of Merger and Reorganization dated as of November 30, 2016, by and among Royale Energy, Inc., Royale Energy Holdings, Inc., Royale Merger Sub, Inc., Matrix Merger Sub, Inc. and Matrix Oil Management Corporation.

10.1
Debt Exchange Agreement to be entered upon consummation of the Mergers by and among Royale Energy Holdings Inc., Royale Energy Inc. and the Holders of Certain Subordinated Promissory Notes issued between June 6, 2016 and August 22, 2016 by Matrix Oil Management Corporation.

10.2	Form of Certificate of Designation of Series B 3.5% Preferred Stock to be entered upon consummation of the Mergers
10.3	Agreement and Plan of Exchange to be entered upon consummation of the Mergers by and among Royale Energy Holdings, Inc. and the Partners of Matrix Investments L.P.
10.4	Agreement and Plan of Exchange to be entered upon consummation of the Mergers by and among Royale Energy Holdings, Inc. and the Partners of Matrix Las Cienegas Limited Partnership.
10.5	Agreement and Plan of Exchange to be entered upon consummation of the Mergers by and among Royale Energy Holdings, Inc. and the Partners of Matrix Permian Investments LP.
10.6	Agreement and Plan of Exchange to be entered upon consummation of the Mergers by and among Royale Energy Holdings, Inc. and the Shareholders of Matrix Oil Corporation.
10.7	Section 351 Plan Agreement to be entered upon consummation of the Mergers

SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROYALE ENERGY, INC.

Date: December 1, 2016	By:	/s/ Jonathan Gregory
	Name:	Jonathan Gregory
	Title:	Chief Executive Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER
among
ROYALE ENERGY, INC.,
ROYALE ENERGY HOLDINGS, INC.
ROYALE MERGER SUB, INC.
MATRIX MERGER SUB, INC.
and
MATRIX OIL MANAGEMENT CORPORATION
dated as of
November 30, 2016

i

ii

iii

iv

Annexes and Exhibits
Annex I	Matrix Group Capital
Exhibit A
Debt Exchange Agreement with the holders of approximately $20,124,000.00 in aggregate principal amount of subordinated promissory notes issued by Matrix Oil Management Corporation, a California corporation, Matrix Oil Corporation, a California corporation, Matrix Permian Investments, LP, a Texas limited partnership, Matrix Las Cienegas Limited Partnership, a California limited partnership, and Matrix Investments L.P., a California limited partnership

Exhibit B	Certificate of Designation of Series B Preferred Stock of Parent
Exhibit C	LP Exchange Agreement with the holders of all limited partnership interests of Matrix Investments L.P., a California limited partnership
Exhibit D	LP Exchange Agreement with the holders of all limited partnership interests of Matrix Las Cienegas Limited Partnership, a California limited partnership
Exhibit E	LP Exchange Agreement with the holders of all limited partnership interests of Matrix Permian Investments, LP, a Texas limited partnership
Exhibit F	Matrix Operator Stock Exchange Agreement with the holders of all outstanding common stock of Matrix Oil Corporation, a California corporation
Exhibit G	Form of Section 351 Plan of Merger and Exchange
Exhibit H	Directors of Parent

v

AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger (this “Agreement”), dated as of November 30, 2016 is entered into among Royale Energy, Inc., a California corporation (“Royale”), Royale Energy Holdings, Inc., a Delaware corporation (“Parent”), Royale Merger Sub, Inc., a California corporation and a direct, wholly-owned Subsidiary of Parent (“Royale Merger Sub”), Matrix Merger Sub, Inc., a California corporation and a direct, wholly-owned Subsidiary of Parent (“Matrix Merger Sub”), and Matrix Oil Management Corporation, a California corporation (“Matrix” and, together with Matrix Merger Sub, Royale and Royale Merger Sub, the “Constituent Corporations”).  Matrix, Royale and Parent are together the “Continuing Corporations”.  Defined terms used herein have the respective meanings set forth in ARTICLE I.
RECITALS

A. The parties intend that in accordance with the California Corporations Code (the “CCC”) and subject to the approval of the respective shareholders of Matrix, Royale and Parent, (1) Royale Merger Sub shall be merged with and into Royale (the “Royale Merger”) with Royale as the surviving corporation and a wholly-owned Subsidiary of Parent, and (2) Matrix Merger Sub shall be merged with and into Matrix (the “Matrix Merger”) with Matrix as the surviving corporation and a wholly-owned Subsidiary of Parent, with each such merger on the terms and subject to the conditions set forth herein (collectively, the Matrix Merger and the Royale Merger are the “Mergers”).

B. The board of directors of Royale (the “Royale Board”) has unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of Royale and its stockholders, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Royale Merger, and (c) resolved to submit this Agreement to the stockholders of Royale for their approval and to recommend Royale’s stockholders adoption of this Agreement in accordance with the CCC.

C. The board of directors of Matrix (the “Matrix Board”) has unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of Matrix and its stockholders, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Matrix Merger, and (c) resolved to submit this Agreement to the stockholders of Matrix for their approval and to recommend Matrix’s stockholders adoption of this Agreement in accordance with the CCC.

D. The board of directors of Parent (the “Parent Board”) has unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of Parent and its stockholders, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Royale Merger and the Matrix Merger, and (c) resolved to submit this Agreement to the stockholders of Parent for their approval and to recommend Parent’s stockholders adoption of this Agreement in accordance with the DGCL.

E. In connection with the Mergers, the holders of all limited partnership interests of Matrix Investments L.P., a California Limited Partnership, Matrix Las Cienegas Limited Partnership, a California limited partnership, and Matrix Permian Investments , LP, a Texas limited partnership (collectively, the “Matrix LPs”) wish to exchange all of their limited partnership interests in the Matrix LPs for shares of common stock of Parent pursuant to the terms of exchange agreements which are attached hereto as Exhibits C, D and E.  Matrix is the general partner of each of the Matrix LPs.

F. In connection with the Mergers, the holders of all outstanding shares of capital stock of Matrix Oil Corporation, a California corporation (“Matrix Operator”), wish to exchange all of their shares of capital stock of Matrix Operator for shares of common stock of Parent pursuant to the terms of the exchange agreement which is attached hereto as Exhibit F.

G. Prior to the date hereof, Matrix, Matrix Operator and the Matrix LPs have incurred approximately $20,124,000.00 in aggregate principal amount of subordinated promissory notes, which the holders of such debt wish to exchange for shares of the Parent’s Series B Preferred Stock in connection with the Mergers on the terms and conditions set forth in the exchange agreement which is attached hereto as Exhibit A.

H. The Mergers, together with the exchange of all limited partnership interests of the Matrix LPs, all capital stock of Matrix Operator, and all subordinated notes of Matrix, Matrix Operator and the Matrix LPs (collectively, the “Exchanges”), are related transactions involving the assignment of property to Parent in exchange for common or preferred stock of Parent as part of an overall plan to capitalize Parent, and for federal income tax purposes, it is intended that the Mergers, the Exchanges and the other related exchange transactions with Parent shall qualify as exchanges under the provisions of Section 351 of the Internal Revenue Code of 1986, as amended (the “IRC”).

I. In the Mergers, (1) Royale Merger Sub will be merged with and into Royale, the corporate existence of the Royale Merger Sub will cease, each issued and outstanding share of Royale common stock will be converted into one share of Parent Common Stock, and Royale will become a direct, wholly owned Subsidiary of Parent; and (2) Matrix Merger Sub will be merged with and into Matrix, the corporate existence of Matrix Merger Sub will cease, and each issued and outstanding share of Matrix Common Stock will be converted into the number of shares of Parent Common Stock as determined by the Matrix Conversion Ratio, and Matrix will become a direct, wholly owned Subsidiary of Parent.

J. The Constituent Corporations desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions of the Merger.
NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
Definitions
The following terms have the meanings specified or referred to in this ARTICLE I:
“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.
“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
“Aggregate Matrix Number” has the meaning set forth in Section 3.02(c).
“Aggregate Royale Number” has the meaning set forth in Section 3.02(c).
“Agreement” has the meaning set forth in the preamble.
“Ancillary Documents” means:
A.
The Debt Exchange Agreement with the holders of approximately $20,124,000.00 in aggregate principal amount of subordinated promissory notes issued by Matrix, Matrix Operator and the Matrix LPs in substantially the form attached hereto as Exhibit A;

B.	The Certificate of Designation of Series B Preferred Stock in substantially the form attached hereto as Exhibit B;
C.	The LP Exchange Agreement with the holders of all limited partnership interests of Matrix Investments L.P., a California Limited Partnership, in substantially the form attached hereto as Exhibit C;
D.
The LP Exchange Agreement with the holders of all limited partnership interests of Matrix Las Cienegas Limited Partnership, a California limited partnership in substantially the form attached hereto as Exhibit D;

E.	The LP Exchange Agreement with the holders of all limited partnership interests of Matrix Permian Investments, LP, a Texas limited partnership in substantially the form attached hereto as Exhibit E;
F.
The Matrix Operator Stock Exchange Agreements with the holders of all outstanding common stock of Matrix Oil Corporation, a California corporation in substantially the form attached hereto as Exhibit F;

G.	Employment Agreements between Parent and Jonathan Gregory, Donald Hosmer, Stephen Hosmer, Johnny Jordan, Joe Paquette and Jay Sheevel, all in a form reasonably acceptable to Royale and Matrix;
H.	The Section 351 Plan in substantially the form attached hereto as Exhibit G; and
 “Audited Financial Statements” has the meaning set forth in Section 4.06.
“Balance Sheet” has the meaning set forth in Section 4.06.
“Balance Sheet Date” has the meaning set forth in Section 4.06.
“Benefit Plan” has the meaning set forth in Section 4.19.
“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in California are authorized or required by Law to be closed for business.
“Capital Stock Consideration” has the meaning set forth in Section 3.04.
“CCC” has the meaning set forth in recital A of this Agreement.
“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.
“Closing” has the meaning set forth in Section 2.02.
“Closing Date” has the meaning set forth in Section 2.02.
“Contracts” means all contracts, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether written or oral.
“Contributions” has the meaning set forth in Section 6.19.
“Debt Exchange” has the meaning set forth in Section 3.03(c).
“Debt Exchange Consideration” has the meaning set forth in Section 3.03(c).
“DGCL” means the Delaware General Corporation Law, as amended from time to time.
“D&O Indemnified Party” has the meaning set forth in Section 6.09(a).
“D&O Indemnifying Parties” has the meaning set forth in Section 6.09(c).
“D&O Tail Policy” has the meaning set forth in Section 6.09(d).

“Disclosure Schedules” means the Disclosure Schedules delivered by Matrix concurrently with the execution and delivery of this Agreement.
“Dissenting Shares” has the meaning set forth in Section 2.05.
“Dollars or $” means the lawful currency of the United States.
“DWI Business” means the business of Royale in connection with the sale of working interests by Royale in certain Royale Interests in order to finance the drilling and development costs of such Royale Interests.
“Employee Benefit Plan” is defined in Section 4.19(l)(i).
“Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.
“End Date” has the meaning set forth in Section 9.01(d)(i).
“Environmental Law” means any applicable Law, and any Governmental Order or binding agreement with any Governmental Authority: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.
“ERISA Affiliate” means, with respect to a Person, all employers (whether or not incorporated) that would be treated together with such Person or any of its Affiliates as a “single employer” within the meaning of Section 414 of the IRC.

“Exchange Agent” has the meaning set forth in Section 3.05(a).
“Exchanges” has the meaning set forth in Recital H.
“Excluded Matrix Shares” has the meaning set forth in Section 3.02(b).
“Excluded Royale Shares” has the meaning set forth in Section 3.01(b).
“Financial Statements” has the meaning set forth in Section 4.06.
“GAAP” means United States generally accepted accounting principles in effect from time to time.
“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.
“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.
“Hazardous Materials” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Hydrocarbons” means oil, natural gas, condensate, liquefied natural gas, NGL and other liquids or gaseous hydrocarbons or other substances (including minerals) produced or associated therewith, combinations or constituents thereof and extractions therefrom.
“Indebtedness” means, with respect to a Person and without duplication, all (a) indebtedness for borrowed money; (b) obligations for the deferred purchase price of property or services, (c) long or short-term obligations evidenced by notes, bonds, debentures or other similar instruments; (d) obligations under any interest rate, currency swap or other hedging agreement or arrangement; (e) capital lease obligations; (f) reimbursement obligations under any letter of credit, banker’s acceptance or similar credit transactions; (g) guarantees made by such Person on behalf of any third party in respect of obligations of the kind referred to in the foregoing clauses (a) through (f); and (h) any unpaid interest, prepayment penalties, premiums, costs and fees that would arise or become due as a result of the prepayment of any of the obligations referred to in the foregoing clauses (a) through (g).

“Intellectual Property” means all intellectual property and all rights, interests and protections that are associated with, similar to, or required for the exercise of, any of the foregoing, however arising, pursuant to the Laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all: (a) trademarks, service marks, trade names, brand names, logos, trade dress, design rights and other similar designations of source, sponsorship, association or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications and renewals for, any of the foregoing; (b) internet domain names, whether or not trademarks, registered in any top-level domain by any authorized private registrar or Governmental Authority, web addresses, web pages, websites and related content, accounts with Twitter, Facebook and other social media companies and the content found thereon and related thereto, and URLs; (c) works of authorship, expressions, designs and design registrations, whether or not copyrightable, including copyrights, author, performer, moral and neighboring rights, and all registrations, applications for registration and renewals of such copyrights; (d) inventions, discoveries, trade secrets, business and technical information and know-how, databases, data collections and other confidential and proprietary information and all rights therein; (e) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models); and (f) software and firmware, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other related specifications and documentation.
“Interim Balance Sheet” has the meaning set forth in Section 4.06.
“Interim Balance Sheet Date” has the meaning set forth in Section 4.06.
“Interim Financial Statements” has the meaning set forth in Section 4.06.
“IRC” has the meaning assigned in recital G of the Agreement.
“Knowledge” means, (i) when used with respect to Matrix, the actual or constructive knowledge of any director or executive officer of Matrix, after reasonable inquiry with any Person directly reporting to any such director or executive officer, and (ii) when used with respect to Royale, the actual or constructive knowledge of any director or executive officer of Royale, after reasonable inquiry with any Person directly reporting to any such director or executive officer.
“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.
“Letter of Intent” has the meaning set forth in Section 6.02(b).
“Liabilities” has the meaning set forth in Section 4.07.
“Losses” means losses, damages, liabilities, deficiencies, Actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys’ fees and the cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers; provided, however, that “Losses” shall not include punitive damages, except to the extent actually awarded to a Governmental Authority or other third party.
“LP Exchange” has the meaning set forth in Section 3.03(a).
“Material Contract” means, with respect to a Person, any of the following:
A.	Any Contract that requires future expenditures by such Person in excess of $100,000 in any twelve (12) month period, or that provide for payments to such Person in excess of $100,000;
B.
Each Contract for Leased Real Property and each Contract or other right pursuant to which such Person uses or possesses any Personal Property (other than Personal Property owned by such Person), in each case that provide for aggregate payments by or to such Person in excess of $100,000 during any twelve (12) month period, provided that any such Contracts related to the Matrix Interests (with respect to Matrix) or the Royale Interests (with respect to Royale) need not be listed on the applicable Disclosure Schedule or Royale Disclosure Schedule;

C.
Each Contract pursuant to which such Person licenses or uses any Intellectual Property (other than standard licenses for non-custom, commercially available off-the-shelf software, for which the annual amounts owed by such Person do not exceed $5,000 individually), in each case that provide for aggregate payments by such Person in excess of $100,000 during any twelve (12) month period;

D.
Any Contract relating to Indebtedness for borrowed money, any outstanding reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person or granting a lien on any of such Person’s assets to any Person, in each case in excess of $100,000, other than (i) accounts receivable and payable, and (ii) loans to direct or indirect wholly owned Subsidiaries of such Person;

E.
Any Contract creating or guaranteeing any surety bond in favor of such Person or supporting any of its Contracts or customers, together with a list of each such outstanding surety bond and the amount thereof, in each case in excess of $100,000;

F.
Any Contract with any 5% stockholder, director or executive officer of such Person, or any member of his or her immediate family, or any Affiliate of any of such Persons, including any Contract providing for the furnishing of services by, rental of real or personal property from or otherwise requiring payments to or for the benefit of any such Person;

G.
Any Contract containing any covenant (x) materially limiting the right of such Person to engage in any line of business, make use of any Intellectual Property or compete with any Person in any line of business; (y) granting any exclusive distribution or supply rights; or (z) otherwise restricting, in any material respect, such Person from freely engaging in the business of selling, distributing or manufacturing any products or services;

H.
Any Contract granting an option or first refusal, first offer or similar preferential right to purchase or acquire any of such Person’s assets to any other Person (other than the purchase of inventory pursuant to customer contracts entered into in the ordinary course of business consistent with past practice), in each case that provide for aggregate payments by or to such Person in excess of $100,000 during any twelve (12) month period;

I.
Any Contract pursuant to which payments are required or acceleration of benefits is required upon a change of control of such Person or similar event, in each case that provide for aggregate payments by or to such Person in excess of $100,000 during any twelve (12) month period;

J.
Any Contract that is material to such Person or any of its assets and that requires the consent or waiver of a third party prior to such Person consummating the transactions contemplated hereby, in each case that provide for aggregate payments by or to such Person in excess of $100,000 during any twelve (12) month period; or

K.	Any Contract that constitutes a partnership or joint venture agreement (excluding any tax partnership).
“Matrix” has the meaning set forth in the preamble.
“Matrix Benefit Plans” has the meaning set forth in Section 4.19.
“Matrix Board” has the meaning set forth in the recitals.
“Matrix Board Recommendation” has the meaning set forth in Section 4.02(b).
“Matrix Certificates” has the meaning set forth in Section 3.06(a).
“Matrix Charter Documents” has the meaning set forth in Section 4.03.
“Matrix Common Stock” means the common stock, no par value per share, of Matrix, including all shares common stock into which outstanding shares of Matrix’s preferred stock are convertible and which are issuable upon exercise outstanding warrants and options to purchase Matrix’s common stock.
“Matrix Conversion Ratio” has the meaning set forth in Section 3.02(c).

“Matrix Group Capital” means the agreed value of the securities and interests to be contributed by way of merger or exchange with Parent or its Subsidiaries by:  (i) holders of Matrix common stock in connection with the Matrix Merger; (ii) the Matrix LP Holders in connection with the LP Exchange; and (iii) the Matrix Operator Holders in connection with the Matrix Operator Stock Exchange.
“Matrix Insurance Policies” has the meaning set forth in Section 4.15.
“Matrix Intellectual Property” means all Intellectual Property that is owned or held for use by Matrix.
“Matrix Interests” means, with respect to Matrix and its Subsidiaries and the Matrix LPs (a) direct and indirect interests in and rights with respect to Hydrocarbons and related properties and assets of any kind and nature, direct or indirect, including working and leasehold interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, and other non-working interests and non-operating interests in the oil, gas and mineral fee or leasehold estate; (b) all  rights with respect to Hydrocarbons or revenues therefrom; (c) all Contracts in connection therewith and the leasehold estates created thereby and the lands covered by the Contracts relating to the Hydrocarbons or included in units with which such Contracts may have been pooled or united; (d) surface interests, fee interests, reversionary interests, reservations and concessions; (e) all easements, surface use agreements, rights of way, licenses and permits, in each case, in connection with leases, the drilling of wells or the processing, storage, disposition, transportation or sale of Hydrocarbons, (f) all interests in machinery, equipment (including wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment) pumps, water plants, electric plants, gasoline and gas platforms, processing plans, compressor stations, separation plants, refineries, testing and monitoring equipment, in each case, in connection with any leases, the drilling of wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, and (g) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.
“Matrix IP Registrations” means all Matrix Intellectual Property that is subject to any issuance registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, domain names and copyrights, issued and reissued patents and pending applications for any of the foregoing.
“Matrix LP Holders” has the meaning set forth in Section 3.03(a).
“Matrix LPs” has the meaning set forth in Recital E.
“Matrix Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations, prospects, condition (financial or otherwise), or assets of Matrix and its Subsidiaries and the Matrix LPs, taken as a whole, or (ii) the ability of Matrix and the Matrix LPs to consummate the transactions contemplated hereby on a timely basis; provided, however, that, for the purposes of clause (i), a Matrix Material Adverse

Effect shall not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to or resulting from: (a) changes generally affecting the economy, financial or securities markets; (b) the announcement of the transactions contemplated by this Agreement; (c) any outbreak or escalation of war or any act of terrorism; or (d) general conditions in the industry in which Matrix and its Subsidiaries operate; provided further, however, that any event, change and effect referred to in clauses (a), (c) or (d) immediately above shall be taken into account in determining whether a Matrix Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change or effect has a disproportionate effect on Matrix and its Subsidiaries, taken as a whole, compared to other participants in the industries in which Matrix and its Subsidiaries conduct their businesses.
“Matrix Merger Consideration” has the meaning set forth in Section 3.02(c).
“Matrix Merger Effective Time” has the meaning set forth in Section 2.03(b).
“Matrix Merger Sub” has the meaning set forth in the preamble.
“Matrix Merger Sub Shares” has the meaning set forth in Section 5.04(c).
“Matrix Operator Holders” has the meaning set forth in Section 3.03(b).
“Matrix Operator Stock Exchange” has the meaning set forth in Section 3.03(b).
“Matrix Operator Stock Exchange Agreement” has the meaning set forth in Section 3.03(b).
“Matrix Operator Stock Exchange Consideration” has the meaning set forth in Section 3.03(b).
“Matrix Senior Indebtedness” has the meaning set forth in Section 6.18.
“Matrix Shares” means shares of capital stock of Matrix Oil Management Corporation, a California corporation.
“Matrix Stockholder” means a holder of Matrix Common Stock.
“Maximum Premium” has the meaning set forth in Section 6.09(d).
“Merger” has the meaning set forth in the recitals.
“Parent” has the meaning set forth in the Preamble.
“Parent Common Stock” has the meaning set forth in Section 2.01(a) of this Agreement.
“Parent Shares” means shares of capital stock of Royale Energy Holdings, Inc., a Delaware corporation.

“Parent Stockholder” means a holder of Parent Common Stock or Series B Preferred Stock.
“Permitted Liens” means (a) statutory liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (b) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (c) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property, (d) covenants, conditions, restrictions, easements and other similar non-monetary matters of record affecting title to such Person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, (e) any right of way or easement related to public roads and highways, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, (f) liens securing capital lease obligations, equipment leases or other purchase money Indebtedness, provided that the obligations secured by such lien are secured only by the property leased or purchased under such capital lease, equipment lease or purchase money Indebtedness and such obligations are not increased in amount, (g) liens to operators and non-operators under joint operating agreements, unitization and pooling agreements arising in the ordinary course of the business to secure amounts owing, which amounts are not yet due or are being contested in good faith by appropriate proceedings, provided that such reserve as may be required by GAAP shall have been made therefor and that, despite the existence of such reserves, to the extent that any such liens relate to the Matrix Interests, with respect to Matrix, or the Royale Interests, with respect to Royale, such liens would not be reasonably be expected to materially impair the value, use of, or proceeds derived from, such Matrix Interests or Royale Interests, as applicable, (h) Production Burdens, and (i) liens arising under workers’ compensation, unemployment insurance, social security, retirement and similar legislation.
“Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Authorities.
“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.
“Pre-Closing Taxes” means Taxes of Matrix for any pre-Closing Tax period.
“Production Burden” means all royalty interests, overriding royalty interests, production payments, net profit interests or other similar interests that constitute a burden on, and are measure by or are payable out of, the production of Hydrocarbons or the proceeds realized from the sale or other disposition thereof.

“Proxy Statement/Prospectus” has the meaning set forth in Section 3.04.
“Registration Statement” has the meaning set forth in Section 3.04.
“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).
“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.
“Requisite Matrix Vote” has the meaning set forth in Section 4.02(a).
“Requisite Royale Vote” has the meaning set forth in Section 5.02(a).
“Requisite Exchange Approvals” has the meaning set forth in Section 4.02(a).
“Right of Way” is defined in Section 4.10.
“Royale” has the meaning set forth in the preamble.
“Royale Benefit Plans” has the meaning set forth in Section 5.16.
“Royale Certificates” has the meaning set forth in Section 3.05(a).
“Royale Charter Documents” has the meaning set for in Section 5.03.
“Royale Common Stock” means the common stock, no par value per share, of Royale, including the shares of common stock of Royale which are issuable upon exercise outstanding warrants and options to purchase Royale’s common stock.
“Royale Conversion Ratio” has the meaning set forth in Section 3.01(c).
“Royale Disclosure Schedule” has the meaning set forth in Article V.
“Royale Financial Statements” has the meaning set forth in Section 5.06.
“Royale Insurance Policies” has the meaning set forth in Section 5.15.
“Royale Intellectual Property” means all Intellectual Property that is owned or held for use by Royale.
“Royale Interests” means, with respect to Royale and its Subsidiaries (a) direct and indirect interests in and rights with respect to Hydrocarbons and related properties and assets of any kind and nature, direct or indirect, including working and leasehold interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, and other non-working interests and non-operating interests in the oil, gas and mineral fee or leasehold estate; (b) all rights with respect to Hydrocarbons or revenues therefrom; (c) all Contracts in connection therewith and the leasehold estates created thereby and the lands covered by the Contracts relating to the Hydrocarbons or included in units with which such Contracts may have been pooled or united; (d) surface interests, fee interests, reversionary interests, reservations and concessions; (e) all easements, surface use agreements, rights of way, licenses and permits, in each case, in connection with leases, the drilling of wells or the processing, storage, disposition, transportation or sale of Hydrocarbons, (f) all interests in machinery, equipment (including wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment) pumps, water plants, electric plants, gasoline and gas platforms, processing plans, compressor stations, separation plants, refineries, testing and monitoring equipment, in each case, in connection with any leases, the drilling of wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, and (g) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.
“Royale IP Registrations” means all Royale Intellectual Property that is subject to any issuance registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, domain names and copyrights, issued and reissued patents and pending applications for any of the foregoing.
“Royale Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations, prospects, condition (financial or otherwise), or assets of  the Royale Parties, taken as a whole, or (ii) the ability of the Royale Parties to consummate the transactions contemplated hereby on a timely basis; provided, however, that, for the purposes of clause (i), a Royale Material Adverse Effect shall not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to or resulting from: (a) changes generally affecting the economy, financial or securities markets; (b) the announcement of the transactions contemplated by this Agreement; (c) any outbreak or escalation of war or any act of terrorism; (d) changes in the price or trading volume of Royale Common Stock; or (e) general conditions in the industry in which the Royale Parties operate; provided further, however, that any event, change and effect referred to in clauses (a), (c) or (d) immediately above shall be taken into account in determining whether a Royale Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change or effect has a disproportionate effect on the Royale Parties, taken as a whole, compared to other participants in the industries in which Royale Parties conduct their businesses.
“Royale Merger Consideration” has the meaning set forth in Section 3.01(c).
“Royale Merger Effective Time” has the meaning set forth in Section 2.03(a).
“Royale Merger Sub” has the meaning set forth in the preamble.
“Royale Merger Sub Shares” has the meaning set forth in Section 5.04(b).

“Royale Party” means Royale, Parent, Royale Merger Sub and Matrix Merger Sub together with their respective Subsidiaries.
“Royale Shares” means shares of capital stock of Royale Energy, Inc. a California corporation.
“Royale Stockholder” means a holder of Royale Common Stock.
“Royale Stockholders Meeting” has the meaning set forth in Section 6.03(d).
“Section 351 Plan” means the Section 351 Plan of Merger and Exchange in the form attached hereto as Exhibit G.
“Series B Preferred Stock” means Series B 3.5% Convertible Preferred Stock of Parent.
“Shares” means Royale Shares or Matrix Shares or shares of capital stock of any Constituent Corporation as the context may require.
“Stockholder” means a Matrix Stockholder, a Royale Stockholder or a Parent Stockholder, as the context shall require.
“Stockholder Representative” has the meaning set forth in Section 7.03(c).
“Straddle Period” has the meaning set forth in Section 7.04.
“Subsidiary” means, when used with respect to any party, any corporation or other organization, whether incorporated or unincorporated, a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.
“Surviving Corporation” has the meaning set forth in Section 2.01.
“Tax Claim” has the meaning set forth in Section 7.05.
“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.
“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Union” has the meaning set forth in Section 4.20(b).
“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.
ARTICLE II
The Mergers
Section 2.01 The Mergers.  On the terms and subject to the conditions set forth in this Agreement, and in accordance with the CCC:
(a) Royale Merger.  At the Royale Merger Effective Time, Royale Merger Sub will be merged with and into Royale, the corporate existence of the Royale Merger Sub will cease, each issued and outstanding share of Royale common stock will be converted, subject to the provisions of Section 3.01 below, into the number of shares of common stock, $.001 par value, of the Parent (“Parent Common Stock”), equal to the Royale Conversion Ratio, and Royale will become a direct, wholly-owned Subsidiary of Parent and continue its corporate existence under the CCC as the surviving corporation in the Royale Merger; and
(b) Matrix Merger.  At the Matrix Merger Effective Time, Matrix Merger Sub will be merged with and into Matrix, the corporate existence of the Matrix Merger Sub will cease, and each issued and outstanding share of Matrix Common Stock will be converted, subject to the provisions of Section 3.02 below, into the number of shares of Parent Common Stock equal to the Matrix Conversion Ratio and Matrix will become a direct, wholly owned Subsidiary of Parent and will continue its corporate existence under the CCC as the surviving corporation in the Matrix Merger (collectively, the Royale Merger and the Matrix Merger are the “Mergers”).
Section 2.02 Closing.  Subject to the terms and conditions of this Agreement, the closing of the Mergers (the “Closing”) shall take place at 9:00 a.m., Houston, Texas time, no later than three Business Days after all of the conditions to Closing set forth in Article VIII have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), at the offices of Strasburger & Price, LLP, 909 Fannin Street, Suite 2300, Houston, Texas 77010, or at such other time or on such other date or at such other place as Matrix and Royale may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”).
Section 2.03 Effective Time.  Subject to the provisions of this Agreement, at the Closing,
(a) Royale Merger.  At Closing, upon satisfaction of the conditions to Closing set forth in Sections 8.01 and 8.02, including the Requisite Royale Stockholder Vote, Parent and Royale shall cause a certificate of merger with respect to the Royale Merger to be executed, acknowledged and filed with the Secretary of State of the State of California in accordance with the relevant provisions of the CCC, and shall cause a certificate of merger with respect to the Royale Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the CCC and the DGCL, respectively.  The Royale Merger shall become effective at such time as such certificates of merger have been duly filed with both the Secretary of State of the State of California and the Secretary of State of the State of Delaware, respectively, or at such later date or time as may be agreed by Matrix and Royale in writing and specified in the respective certificates of Merger in accordance with the CCC and the DGCL (the effective time of the Merger being hereinafter referred to as the “Royale Merger Effective Time”).
(b) Matrix Merger.  At Closing, upon satisfaction of each of the conditions to Closing set forth in Sections 8.01 and 8.03, including the Requisite Matrix Stockholder Vote, Parent and Matrix shall cause a certificate of merger with respect to the Matrix Merger to be executed, acknowledged and filed with the Secretary of State of the State of California in accordance with the relevant provisions of the CCC, and shall cause a certificate of merger with respect to the Matrix Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the CCC and the DGCL, respectively.  The Matrix Merger shall become effective at such time as such certificates of merger have been duly filed with the Secretary of State of the State of California and the Secretary of State of the State of Delaware, respectively, or at such later date or time as may be agreed by Matrix and Royale in writing and specified in the respective certificates of merger in accordance with the requirements of the CCC and DGCL (the effective time of the Merger being hereinafter referred to as the “Matrix Merger Effective Time”).
(c) Effects of the Mergers.  The Mergers shall have the effects set forth herein and in the applicable provisions of the CCC and the DGCL. Without limiting the generality of the foregoing, and subject thereto,
(i) from and after the Royale Merger Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of Royale and Royale Merger Sub shall vest in Royale as the surviving corporation of the Royale Merger, and all debts, liabilities, obligations, restrictions and duties of each of Royale and Royale Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of Royale as the surviving corporation of the Royale Merger; and
(ii) from and after the Matrix Merger Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of Matrix and Matrix Merger Sub shall vest in Matrix as the surviving corporation of the Matrix Merger, and all debts, liabilities, obligations, restrictions and duties of each of Matrix and Matrix Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of Matrix as the surviving corporation of the Matrix Merger.
Section 2.04 Governing Documents of the Continuing Corporations.  At the effective time of the respective Mergers, the certificate of incorporation and bylaws of the Continuing Corporations shall be as follows:
(a) Royale Energy, Inc.  (i) the certificate of incorporation of Royale Merger Sub as in effect immediately prior to the Royale Merger Effective Time shall be the certificate of incorporation of Royale Energy, Inc. as the surviving corporation of the Royale Merger until thereafter amended in accordance with the terms thereof or as provided by applicable Law, and (ii) the by-laws of Royale Merger Sub as in effect immediately prior to the Royale Merger Effective Time shall be the by-laws of Royale Energy, Inc. as the surviving corporation of the Royale Merger until thereafter amended in accordance with the terms thereof, the certificate of incorporation of the surviving corporation or as provided by applicable Law; provided, however, in each case, that the name of the corporation set forth therein shall be changed to the name of Royale Energy Funds, Inc.
(b) Matrix Oil Management Corporation.  (i) the certificate of incorporation of Matrix Merger Sub as in effect immediately prior to the Matrix Merger Effective Time shall be the certificate of incorporation of Matrix Oil Management Corporation as the surviving corporation of the Matrix Merger until thereafter amended in accordance with the terms thereof or as provided by applicable Law, and (ii) the by-laws of Matrix Merger Sub as in effect immediately prior to the Matrix Merger Effective Time shall be the by-laws of Matrix Oil Management Corporation as the surviving corporation of the Matrix Merger until thereafter amended in accordance with the terms thereof, the certificate of incorporation of the surviving corporation or as provided by applicable Law; provided, however, in each case, that the name of the corporation set forth therein shall be changed to the name of Matrix Oil Management Corporation.
(c) Royale Energy Holdings, Inc.  (i) the certificate of incorporation of Parent as in effect immediately prior to the Royale Merger Effective Time of the Mergers shall be the certificate of incorporation of the Parent immediately following both Mergers until thereafter amended in accordance with the terms thereof or as provided by applicable Law, and (ii) the by-laws of Parent as in effect immediately prior to the Royale Merger Effective Time shall be the by-laws of the Parent immediately following both Mergers until thereafter amended in accordance with the terms thereof, the certificate of incorporation of the Parent or as provided by applicable Law; provided, however, in each case, that the name of the corporation set forth therein shall be changed to the name “Royale Energy, Inc.” automatically upon consummation of the Royale Merger or the Matrix Merger, which occurs later.
Section 2.05 Dissenting Shares.  Notwithstanding any provision of this Agreement to the contrary, Royale Shares issued and outstanding immediately prior to the Royale Merger Effective Time (other than Excluded Royale Shares under Section 3.01(b)) and Matrix Shares issued and outstanding immediately prior to the Matrix Merger Effective Time (other than Excluded Matrix Shares under Section 3.02(b)) which are, in either case, held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised appraisal rights of such Shares in accordance with Section 1301 of the CCC (such Shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the CCC with respect to such Shares) shall not be converted into a right to receive the Royale Merger Consideration or the Matrix Merger Consideration, as applicable, but instead shall be entitled to only such rights as are granted by Section 1300 of the CCC; provided, however, that if, after the Royale Merger Effective Time or the Matrix Merger Effective Time, as applicable (the “Effective Time”), such holder fails to perfect, withdraws or loses such holder’s right to appraisal pursuant to Section 1301 of the CCC or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 1300 of the CCC, such

Shares shall be treated as if they had been converted as of the applicable Effective Time into the Royale Merger Consideration or the Matrix Merger Consideration, as applicable, to the extent, if any, which such holder is entitled pursuant to Section 3.01 or Section 3.02 (as applicable), without interest thereon. Royale and Matrix shall each provide the other with prompt written notice of any demands which they receive for appraisal of any of their outstanding Shares in connection with the Mergers, any withdrawal of any such demand and any other demand, notice or instrument delivered to them prior to the applicable Effective Time pursuant to the CCC that relates to such demand.  Except with the prior written consent of Matrix, Royale shall not make any payment with respect to, or settle or offer to settle, any such demands.  Except with the prior written consent of Royale, Matrix shall not make any payment with respect to, or settle or offer to settle, any such demands.
Section 2.06  Directors and Officers.
(a) Royale Energy, Inc. The directors and officers of Royale Merger Sub immediately prior to the Royale Merger Effective Time shall, from and after the Royale Merger Effective Time, be the directors and officers of Royale Energy, Inc. as surviving corporation of the Royale Merger until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the surviving corporation.
(b) Matrix Oil Management Corporation. The directors and officers of Matrix Merger Sub immediately prior to the Matrix Merger Effective Time shall, from and after the Matrix Merger Effective Time, be the directors and officers of Matrix Oil Management Corporation, as the surviving corporation of the Matrix Merger, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the surviving corporation.
(c) Royale Energy Holdings, Inc.  The directors and officers of Parent immediately after the later to occur of the Royale Merger Effective Time and the Matrix Merger Effective Time shall be as follows:
(i) The board of directors shall initially be comprised of eight (8) members which shall include Jonathan Gregory, Harry Hosmer, Johnny Jordan, and five (5) independent directors, which shall include Jon Clarkson, Rod Eson and Gabriel L. Ellisor (selected by Matrix) and Ronald Buck and Ronald Verdier (selected by Royale), all of which director nominees are named on Exhibit H hereto;
(ii) Harry E. Hosmer shall serve as chairman of the board of directors until the first annual meeting of shareholders following the Closing Date (after which shareholder’s meeting, Mr. Hosmer will receive the title of Chairman Emeritus of Holdings); and
(iii) Initial officers of the corporation shall include the following persons and such additional officers that are be selected by the board of directors from time to time:

Chief Executive Officer	Jonathan Gregory
(Principal Executive Officer)

President (Chief Operating Officer)	Johnny Jordan

Chief Financial Officer
(Principal Accounting Officer)	Stephen M. Hosmer

Section 2.07 Post-Merger Operations.

(a) The parties to this Agreement hereby confirm that, subject to the consummation of the Mergers, each such party shall vote its shares, at the next annual stockholders meeting of Parent following the Parent’s listing of the Parent Common Stock on a national securities exchange, such that the Parent board of directors will be reduced to seven voting members of which no less than five will be independent directors, and Harry Hosmer will not stand for re-election to the board of directors of the Parent.  Prior to the Royale Merger Effective Time and the Matrix Merger Effective Time, the by-laws of Parent shall be revised to reflect that such reduction in the board of directors of Parent will occur at such time.
(b) Non-Survival of Representations and Warranties.  Absent actual fraud, and any intentional, willful and material breach of any representation or warranty contained in this Agreement by Matrix or any Royale Party, as applicable, none of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement will survive the later of the Royale Merger Effective Time or the Matrix Merger Effective Time. This Section 2.07(b) does not limit any covenant of the parties to this Agreement which, by its terms, contemplates performance after the Matrix Merger Effective Time and the Royale Merger Effective Time.
Section 2.08 Tax Consequences.  It is the intention of the parties that the Matrix Merger, the Royale Merger and the Exchanges qualify under Section 351 of the IRC.
ARTICLE III
Conversion of Securities; Exchange of Certificates
Section 3.01 Royale Merger Conversion of Shares.  At the Royale Merger Effective Time and subject to the other provisions of this Agreement, by virtue of the Royale Merger and without any action on the part of the parties or the holders of any of the following securities:
(a) Capital Stock of Royale Merger Sub.  Each issued and outstanding share of capital stock of Royale Merger Sub immediately prior to the Royale Merger Effective Time shall be cancelled and automatically converted into and become one (1.0) validly issued, fully paid and nonassessable share of common stock of Royale, as the surviving company of the Royale Merger, no par value per share;
(b) Excluded Capital Stock of Royale.  Each issued and outstanding share of (i) Royale Common Stock owned by any Subsidiary of Royale or by Parent or Royale Merger Sub, or held by Royale as treasury stock immediately prior to the Royale Merger Effective Time (all such shares, the “Excluded Royale Shares”), shall automatically be cancelled and retired and shall cease to exist, and no payment or consideration shall be made with respect thereto;
(c) Royale Common Stock.  Each issued and outstanding share of Royale Common Stock immediately prior to the Royale Merger Effective Time, other than Excluded Royale Shares and Dissenting Shares, shall be converted into one share of Parent Common Stock at the Royale Merger Effective Time (the number of Parent shares into which one share of Royale common stock converts is the “Royale Conversion Ratio” and represents the “Royale Merger Consideration”).  The number of shares of Royale Common Stock subject to conversion under this Section 3.01 together with all Shares issuable pursuant to (i) any Royale Benefit Plan or other compensation agreement, and (ii) any other obligation of Royale to issue Shares, including any Shares issuable under any convertible Indebtedness, except for Shares issuable upon exercise of (x) warrants to acquire up to 2,355,198 shares of Royale Common Stock as described in Section 5.04(g)(i) of the Disclosure Schedule; and (y) options to acquire 100,000 shares of Royale Common Stock as described in Section 5.04(g)(i) of the Disclosure Schedule ,shall be the “Aggregate Royale Number”.
Section 3.02 Matrix Merger Conversion of Shares.  At the Matrix Merger Effective Time and subject to the other provisions of this ARTICLE III, by virtue of the Matrix Merger and without any action on the part of the parties or the holders of any of the following securities:
(a) Capital Stock of Matrix Merger Sub.  Each issued and outstanding share of capital stock of Matrix Merger Sub immediately prior to the Matrix Merger Effective Time shall be cancelled and automatically converted into and become one (1.0) validly issued, fully paid and nonassessable share of common stock of Matrix, as the surviving company of the Matrix Merger, no par value per share;
(b) Excluded Capital Stock of Matrix.  Each issued and outstanding share of Matrix Common Stock owned by any Subsidiary of Matrix, or by Parent or Matrix Merger Sub, or held by Matrix as treasury stock immediately prior to the Matrix Merger Effective Time (all such shares, the “Excluded Matrix Shares”), shall automatically be cancelled and retired and shall cease to exist, and no payment or consideration shall be made with respect thereto;
(c) Matrix Common Stock.  Each issued and outstanding share of Matrix common stock immediately prior to the Matrix Merger Effective Time, other than the Excluded Matrix Shares and Dissenting Shares, shall be converted into the number of shares of Parent common stock at the Matrix Merger Effective Time (the “Matrix Conversion Ratio”) equal to the quotient of (i) the product of the Aggregate Royale Number multiplied by the percentage (expressed as a decimal fraction) of Matrix Group Capital represented by Matrix as indicated on Annex I attached hereto, divided by (ii) the Aggregate Matrix Number, and represents the “Matrix Merger Consideration”.  The number of shares of Matrix Common Stock subject to conversion under this Section 3.02 together with all Shares issuable pursuant to (x) any Matrix Benefit Plan, and (y) any other obligation of Matrix to issue Shares, including any Shares issuable under any convertible Indebtedness, warrants or options, shall be the “Aggregate Matrix Number.”

Section 3.03 Parent Capital Stock to be Issued Concurrently with the Mergers.  Consummation of the Mergers is conditioned upon, among other things, execution and delivery of definitive agreements providing for consummation of each of the following Exchanges concurrently with the Mergers, and consummation of each of the Exchanges is expressly conditioned upon consummation of the Mergers.  Prior to the Matrix Merger Effective Time:
(a) the holders of all limited partnership interests of the Matrix LPs (“Matrix LP Holders”) shall have entered into definitive agreements to exchange all of their limited partnership interests in the respective Matrix LPs for shares of common stock of Parent (collectively, the “LP Exchange”) concurrently with consummation of the Mergers pursuant to terms of such exchange agreements (the “LP Exchange Agreements”).  In the LP Exchange, the Matrix LP Holders will receive, in the aggregate, a number of shares of Parent Common Stock equal to the product of the Aggregate Royale Number multiplied by the percentage (expressed as a decimal fraction) of Matrix Group Capital represented by the Matrix LPs as indicated on Annex I attached hereto (the “Matrix LP Exchange Consideration”).
(b) the holders of all outstanding shares of capital stock of Matrix Operator (“Matrix Operator Holders”) shall have entered into definitive agreements to exchange all of their shares of capital stock of Matrix Operator for shares of common stock of Parent (the “Matrix Operator Stock Exchange”) concurrently with consummation of the Mergers pursuant to terms of certain exchange agreements (the “Matrix Operator Stock Exchange Agreement”).  In the Matrix Operator Stock Exchange, the Matrix Operator Holders will receive, in the aggregate, a number of shares of Parent Common Stock equal to the product of the Aggregate Royale Number multiplied by the percentage (expressed as a decimal fraction) of Matrix Group Capital represented by Matrix Operator as indicated on Annex I attached hereto (the “Matrix Operator Stock Exchange Consideration”).
(c) the holders of approximately $20,124,000.00 in aggregate principal amount of subordinated promissory notes issued by Matrix, Matrix Operator and the Matrix LPs shall have entered into a definitive agreement to exchange all such debt (the “Debt Exchange”) concurrently with consummation of the Mergers pursuant to terms of certain exchange agreements for shares of the Parent’s Series B Preferred Stock on the terms and conditions set forth in such debt exchange agreement between the holders of the subordinated notes and Parent (the “Debt Exchange Agreement” and, together with LP Exchange Agreements and the Matrix Operator Stock Exchange Agreement, the “Exchange Agreements”). Pursuant to the Debt Exchange Agreement, each $10.00 of principal amount of subordinated promissory notes outstanding immediately prior to the Matrix Merger Effective Time shall be exchanged for one validly issued, fully paid and nonassessable share of Series B Preferred Stock of Parent (the “Debt Exchange Consideration”).
Section 3.04 Registration of Parent Common Stock.  In addition to other conditions to closing of the Mergers set forth in ARTICLE VIII of this Agreement, as a condition to closing the Mergers, the shares of Parent Common Stock to be issued as the Royale Merger Consideration, the Matrix Merger Consideration, the Matrix LP Exchange Consideration and the Matrix Operator Stock Exchange Consideration and the shares of the Series B Preferred Stock to be issued in connection with the Debt Exchange Consideration (collectively, the “Capital Stock Consideration”) shall be subject to the following conditions:

(a) Parent Common Stock Registered with SEC. All of the Capital Stock Consideration shall be registered with the SEC pursuant to a registration statement on Form S-4 under the Securities Act filed by Royale on behalf of Parent, with respect to the transactions contemplated hereby (the “Registration Statement”) and applicable filings pursuant to the Exchange Act, including the filing with the SEC of Royale’s proxy statement relating to a special meeting of the Royale shareholders to consider and vote on this Agreement and the transactions contemplated hereby (the “Proxy Statement/Prospectus”), and the Registration Statement shall be declared effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC and not concluded or withdrawn at the time of closing.
(b) Application to List Parent Common Stock on National Securities Exchange.  Within thirty (30) days after initially filing the Registration Statement with the SEC, Royale shall cause Parent to file an application for listing (or re-listing, as applicable) with a national securities exchange which application shall be reasonably acceptable to Matrix.  The Parties will use their commercially reasonable best efforts to cause the Capital Stock Consideration to have been approved for listing and trading on such national securities exchange, provided, that such approval shall not be a condition to Closing.
Section 3.05 Exchange of Certificates by Royale Stockholders.
(a) Appointment of Exchange Agent; Deposit of Certificates.  Prior to the Royale Merger Effective Time, Parent shall appoint an agent, reasonably satisfactory to both Royale and Matrix, to act as exchange agent (the “Exchange Agent”) for the exchange of stock certificates representing the Merger Consideration upon surrender of certificates representing shares of Royale Common Stock (the “Royale Certificates”) or, with respect to uncertificated shares, such other evidence of ownership as the Exchange Agent or Parent may reasonably request.  At or prior to the Royale Merger Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent in trust for the benefit of Royale Stockholders certificates representing the shares of Parent Common Stock (or make appropriate alternative arrangements if uncertificated shares of Parent Common Stock represented by a book entry will be issued) sufficient to exchange upon the surrender of Royale Certificates, together with a properly completed form of letter of transmittal, as hereinafter provided.
(b) Letter of Transmittal; Surrender of Royale Certificates.  Promptly after the Royale Merger Effective Time, Parent shall cause the Exchange Agent to mail to each Person who was a record holder of shares of Royale Common Stock as of the Royale Merger Effective Time, and whose shares were converted into the Merger Consideration pursuant to Section 3.01, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Royale Certificates shall pass, only upon proper delivery of Royale Certificates to the Exchange Agent, and which shall be in such form and shall have such other customary provisions as Parent may reasonably specify) and instructions for use in effecting the surrender of Royale Certificates in exchange for stock certificates representing the Merger Consideration. Upon surrender to the Exchange Agent of a Royale Certificate or, with respect to uncertificated shares of Royale Common Stock, such other evidence of ownership as the Exchange Agent or Parent may reasonably request, together with such letter of transmittal duly executed and such other documents as may be reasonably required by the Exchange Agent, the record holder of such shares of Royale Common Stock shall receive, in exchange therefor, certificates representing the shares of Parent Common Stock or, if shares of Parent Common Stock represented by a book entry only will be issued, appropriate alternative arrangements for the issuance of such shares shall be made, and such Royale Certificate shall forthwith be canceled.  If delivery of the certificates representing Parent Common Stock is to be made to a Person other than the Person in whose name the Royale Certificate surrendered is registered, or if uncertificated shares represented by a book entry will be issued to such other Person in exchange for such Royale Certificates, it shall be a condition of exchange that the Royale Certificate so surrendered be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such exchange pay any transfer or other Taxes required by reason of the transfer or payment of the Merger Consideration to a Person other than the registered holder of the Royale Certificate surrendered, or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. In accordance with the Bylaws of Royale and Parent, Parent shall be entitled to treat the registered owner of all of the shares of Royale Common Stock as the owner thereof, and after the Royale Merger Effective Time, as the owner of the Merger Consideration, for all purposes, until Royale Certificates representing such shares (and such Merger Consideration) have been surrendered by the registered owner thereof in accordance with the provisions of this Section 3.05 (other than Royale Certificates representing Excluded Shares and other than Royale Certificates representing Dissenting Shares).
(c) Royale Stock Ledger Closed.  At the close of business on the day of the Royale Merger Effective Time, the stock ledger of Royale shall be closed.  From and after the Royale Merger Effective Time, there shall be no registration of transfers of shares of Royale Common Stock which were outstanding immediately prior to the Royale Merger Effective Time on the stock transfer books of the Surviving Company. From and after the Royale Merger Effective Time, the holders of shares of Royale Common Stock outstanding immediately prior to the Royale Merger Effective Time shall cease to have any rights with respect to such shares of Royale Common Stock except as otherwise provided in this Agreement or by applicable Law, and instead shall be owners of the Merger Consideration. If, after the Royale Merger Effective Time, Royale Certificates are presented to Parent or the Surviving Company for any reason, such Royale Certificates shall be cancelled and exchanged as provided in this Section 3.05.
(d) Lost or Stolen Certificates.  If any Royale Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Royale Certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Royale Certificate, the Exchange Agent will deliver, in exchange for such lost, stolen or destroyed Royale Certificate, certificates representing the shares of Parent Common Stock (or make appropriate alternative arrangements if uncertificated shares of Parent Common Stock represented by a book entry will be issued) as contemplated by this Section 3.05.
(e) Fractional Shares.  If the aggregate number of shares of Parent Common Stock to which a Royale Stockholder would otherwise be entitled under this Agreement would include a fractional share of Parent Common Stock, then the number of shares of Parent Common Stock that such Royale Stockholder is entitled to receive will be (i) if equal to or greater than one-half (0.5), rounded up to the next whole applicable share, and (ii) if less than one-half (0.5), rounded down to the next whole applicable share, and such Royale Stockholder will not receive cash or any other compensation in lieu of such fractional share of Parent Common Stock.
(f) Return of Royale Certificates by Exchange Agent.  At any time after 180 days after the Royale Merger Effective Time, Parent shall be entitled to require the Exchange Agent to return certificates representing the Merger Consideration which had been deposited by Royale or Parent, as the case may be, with the Exchange Agent and not exchanged for Royale Certificates. Thereafter, former holders of shares of Royale Common Stock shall look only to Parent for stock certificates representing the Merger Consideration in exchange for Royale Certificates.
(g) Deductions and Withholding.  As required by applicable Law, Parent and the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable to a holder of shares of Royale Common Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the IRC, or under any provision of state, local or foreign Tax Law.  To the extent amounts are so withheld and paid over to the appropriate taxing authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
(h) Proportional Adjustments Following Certain Events.  If, between the date of this Agreement and the Royale Merger Effective Time, the shares of Parent Common Stock shall be changed or proposed to be changed into a different number or class of shares by reason of the occurrence of or record date with respect to any reclassification, recapitalization, split-up, combination, exchange of shares or similar readjustment, in any such case within such period, or a stock dividend thereon shall be declared with a record date within such period, appropriate adjustments shall be made to the Royale Merger Consideration.
Section 3.06  Exchange of Certificates by Matrix Stockholders.
(a) Appointment of Exchange Agent; Deposit of Certificates.  Prior to the Matrix Merger Effective Time, Parent shall appoint the Exchange Agent to act as exchange agent for the exchange of stock certificates representing the Merger Consideration upon surrender of certificates representing shares of Matrix Common Stock (the “Matrix Certificates”) or, with respect to uncertificated shares, such other evidence of ownership as the Exchange Agent or Parent may reasonably request.  At or prior to the Matrix Merger Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent in trust for the benefit of Matrix Stockholders certificates representing the shares of Parent Common Stock (or make appropriate alternative arrangements if uncertificated shares of Parent Common Stock represented by a book entry will be issued), sufficient, in each case, to exchange upon the surrender of Matrix Certificates, together with a properly completed form of letter of transmittal, as hereinafter provided.
(b) Letter of Transmittal; Surrender of Matrix Certificates. Promptly after the Matrix Merger Effective Time, Parent shall cause the Exchange Agent to mail to each Person who was a record holder as of the Matrix Merger Effective Time of shares of Matrix Common Stock, and whose shares were converted into the Merger Consideration pursuant to Section 3.02, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Matrix Certificates shall pass, only upon proper delivery of Matrix Certificates to the Exchange Agent, and which shall be in such form and shall have such other customary provisions as Parent may reasonably specify) and instructions for use in effecting the surrender of Matrix Certificates in exchange for stock certificates representing the Merger Consideration. Upon surrender to the Exchange Agent of a Matrix Certificate or, with respect to uncertificated shares of Matrix Common Stock, such other evidence of ownership as the Exchange Agent or Parent may reasonably request, together with such letter of transmittal duly executed and such other documents as may be reasonably required by the Exchange Agent, the record holder of such shares of Matrix Common Stock shall receive, in exchange therefor, certificates representing the shares of Parent Common Stock or, if shares of Parent Common Stock represented by a book entry only will be issued, appropriate alternative arrangements for the issuance of such shares shall be made, as applicable, and such Matrix Certificate shall forthwith be canceled.  If delivery of the certificates representing Parent Common Stock is to be made to a Person other than the Person in whose name the Matrix Certificate surrendered is registered, or if uncertificated shares represented by a book entry will be issued to such other Person in exchange for such Matrix Certificates, it shall be a condition of exchange that the Matrix Certificate so surrendered be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such exchange pay any transfer or other Taxes required by reason of the transfer or payment of the Merger Consideration to a Person other than the registered holder of Matrix Certificate surrendered, or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. In accordance with the Bylaws of Parent, Parent shall be entitled to treat the registered owner of all of the shares of Matrix Common Stock as the owner thereof, and after the Matrix Merger Effective Time, as the owner of the Merger Consideration, for all purposes, until Matrix Certificates representing such shares (and such Merger Consideration) have been surrendered by the registered owner thereof in accordance with the provisions of this Section 3.06 (other than Matrix Certificates representing Matrix Excluded Shares and other than Matrix Certificates representing Matrix Dissenting Shares).
(c) Matrix Stock Ledger Closed.  At the close of business on the day of the Matrix Merger Effective Time, the stock ledger of Matrix shall be closed.  From and after the Matrix Merger Effective Time, there shall be no registration of transfers of shares of Matrix Common Stock which were outstanding immediately prior to the Matrix Merger Effective Time on the stock transfer books of the Surviving Company. From and after the Matrix Merger Effective Time, the holders of shares of Matrix Common Stock  outstanding immediately prior to the Matrix Merger Effective Time shall cease to have any rights with respect to such shares of Matrix Common Stock  except as otherwise provided in this Agreement or by applicable Law, and instead shall be owners of the Merger Consideration. If, after the Matrix Merger Effective Time, Matrix Certificates are presented to Parent or the Surviving Company for any reason, such Matrix Certificates shall be cancelled and exchanged as provided in this Section 3.06.
(d) Lost or Stolen Certificates.  If any Matrix Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Matrix Certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Matrix Certificate, the Exchange Agent will deliver, in exchange for such lost, stolen or destroyed Matrix Certificate, certificates representing the shares of Parent Common Stock or make appropriate alternative arrangements if uncertificated shares of Parent Common Stock represented by a book entry will be issued, as applicable, as contemplated by this Section 3.06.
(e) Fractional Shares.  If the aggregate number of shares of Parent Common Stock to which a Matrix Stockholder would otherwise be entitled under this Agreement would include a fractional share of Parent Common Stock, then the number of shares of Parent Common Stock that such Matrix Stockholder is entitled to receive will be (i) if equal to or greater than one-half (0.5), rounded up to the next whole applicable share, and (ii) if less than one-half (0.5), rounded down to the next whole applicable share, and such Matrix Stockholder will not receive cash or any other compensation in lieu of such fractional share of Parent Common Stock.
(f) Return of Matrix Certificates by Exchange Agent. At any time after 180 days after the Matrix Merger Effective Time, Parent shall be entitled to require the Exchange Agent to return certificates representing the Merger Consideration which had been deposited by Matrix or Parent, as the case may be, with the Exchange Agent and not exchanged for Matrix Certificates. Thereafter, former holders of shares of Matrix Common Stock shall look only to Parent for stock certificates representing the Merger Consideration in exchange for Matrix Certificates.
(g) Deductions and Withholding. As required by applicable Law, Parent and the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable to a holder of shares of Matrix Common Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the IRC, or under any provision of state, local or foreign Tax Law.  To the extent amounts are so withheld and paid over to the appropriate taxing authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
(h) Proportional Adjustments Following Certain Events.  If, between the date of this Agreement and the Matrix Merger Effective Time, the shares of Parent Common Stock shall be changed or proposed to be changed into a different number or class of shares by reason of the occurrence of or record date with respect to any reclassification, recapitalization, split-up, combination, exchange of shares or similar readjustment, in any such case within such period, or a stock dividend thereon shall be declared with a record date within such period, appropriate adjustments shall be made to the Merger Consideration.
Section 3.07 Adjustments to Outstanding Options and Warrants.  Each option and warrant to purchase shares of Royale Common Stock outstanding immediately prior to the Royale Merger Effective Time shall be converted into the right thereafter to receive, upon the exercise of each such option and warrant, the amount of shares of Common Stock of the Parent to which the holder would have been entitled if, immediately prior to such event, the holder had held the number of shares of Royale Common Stock obtainable upon the exercise of each such option or warrant.
ARTICLE IV
Representations and Warranties of Matrix

Except as set forth in the correspondingly numbered Section of the Disclosure Schedules, Matrix represents and warrants to Royale that the statements contained in this ARTICLE IV are true and correct as of the date hereof.
Section 4.01 Organization and Qualification of Matrix.  Matrix and each of its Subsidiaries and the Matrix LPs is a corporation, limited partnership or other entity duly organized, validly existing and in good standing under the Laws of its state of organization and has the requisite corporate power or entity power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. Section 4.01 of the Disclosure Schedules sets forth each jurisdiction in which Matrix and each of its Subsidiaries and each of the Matrix LPs is licensed or qualified to do business, and Matrix and each of its Subsidiaries and each of the Matrix LPs is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not individually or in the aggregate, have a Matrix Material Adverse Effect.

Section 4.02 Authority; Board Approval.  Matrix and each of the Matrix LPs has the requisite corporate power or entity power and authority to enter into and perform its obligations under this Agreement and the Ancillary Documents to which it is a party and, subject to, in the case of the consummation of the Merger by Matrix, adoption of this Agreement by the affirmative vote or consent of holders of two-thirds of the outstanding Shares (“Requisite Matrix Vote”) and to the adoption of the Exchanges pursuant to their terms, to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Matrix of this Agreement and any Ancillary Document to which it is a party and the consummation by Matrix of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Matrix and no other corporate proceedings on the part of Matrix and the Matrix LPs are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the Merger and the other transactions contemplated hereby and thereby, subject only, in the case of consummation of the Merger, to the receipt of the Requisite Matrix Vote and the adoption of the Exchanges by the Matrix LP Holders, Matrix Operator Holders, the general partners of each Matrix LP and the holders of subordinated notes of Matrix, Matrix Operator and the Matrix LPs pursuant to their terms (collectively, the “Requisite Exchange Approvals”). The Requisite Matrix Vote and the Requisite Exchange Approvals are the only vote or consent of the holders of any class or series of Matrix’s capital stock required to approve and adopt this Agreement and the Ancillary Documents, approve the Merger and consummate the Merger and the other transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Matrix, and (assuming due authorization, execution and delivery by each other party hereto) this Agreement constitutes a legal, valid and binding obligation of Matrix enforceable against Matrix in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity). When each Ancillary Document to which Matrix is or will be a party has been duly executed and delivered by Matrix (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Document will constitute a legal and binding obligation of Matrix enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).
(b) The Matrix Board, by resolutions duly adopted by unanimous vote at a meeting of all directors of Matrix duly called and held and, as of the hereof, not subsequently rescinded or modified in any way, has, as of the date hereof (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and in the best interests of, Matrix’s stockholders, (ii) approved and adopted, subject to the terms hereof, the Section 351 Plan, (iii) approved and declared advisable the “agreement of merger” (as such term is used in Section 1101 of the CCC) contained in this Agreement and the transactions contemplated by this Agreement, including the Merger, in accordance with the CCC, (iv) directed that the “agreement of merger” contained in this Agreement be submitted to Matrix’s stockholders for adoption, and (v) resolved to recommend that the stockholders adopt the “agreement of merger” set forth in this Agreement (collectively, the “Matrix Board Recommendation”) and directed that such matter be submitted for consideration of the Stockholders.
Section 4.03 No Conflicts; Consents.  The execution, delivery and performance by Matrix and each of the Matrix LPs of this Agreement and the Ancillary Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the certificate of incorporation, by-laws or other organizational documents of Matrix (collectively, the “Matrix Charter Documents”) or of the Matrix LPs; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Matrix and the Matrix LPs; or (c) except as set forth in Section 4.03 of the Disclosure Schedules, require the consent, notice or other action by any Person under any Contract to which Matrix and each of the Matrix LPs is a party, other than, in the case of clauses (b) and (c) of this Section 4.03, such conflicts, violations, breaches, consents, notices or other actions that would not have and would not reasonably be expected to have a Matrix Material Adverse Effect. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Matrix or the Matrix LPs in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, except, in the case of the Merger, for (i) the filing of the certificate of merger with the Secretary of State of California, (ii) the filing of the certificate of merger with the Secretary of State of Delaware, (iii) the filing of the Registration Statement with the SEC, and (iv) such filings as may be required under the HSR Act.
Section 4.04  Capitalization.
(a) The authorized capital stock of Matrix consists of 250,000 shares of common stock, no par value (the “Matrix Shares”), of which 7,085 Matrix Shares are issued and outstanding as of the close of business on the date of this Agreement.

(b) Section 4.04 of the Disclosure Schedules set forth, as of the date hereof, the name of each Person that is the registered owner of any Matrix Shares and the number of Matrix Shares owned by such Person.
(c) Except as disclosed on Section 4.04(c) of the Disclosure Schedules, (i) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of Matrix is authorized or outstanding, and (ii) there is no commitment by Matrix to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other such rights or to distribute to holders of any of its equity securities any evidence of indebtedness or asset, to repurchase or redeem any securities of Matrix or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security or other such right. There are no declared or accrued unpaid dividends with respect to any shares of Matrix Common Stock.
(d) All issued and outstanding shares of Matrix Common Stock are (i) duly authorized, validly issued, fully paid and non-assessable; (ii) not subject to any preemptive rights created by statute, Matrix Charter Documents or any agreement to which Matrix is a party; and (iii) free of any Encumbrances created by Matrix in respect thereof, other than restrictions as may exist under applicable securities Law and liens in favor of Matrix’s lenders as listed on Section 4.04(d) of the Disclosure Schedules. All issued and outstanding shares of Matrix Common Stock were issued in compliance with applicable Law.
(e) No outstanding Matrix Shares are subject to vesting or forfeiture rights or repurchase by Matrix. There are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation or other similar rights with respect to Matrix or any of its securities.
(f) All distributions, dividends, repurchases and redemptions of the capital stock (or other equity interests) of Matrix were undertaken in compliance with the Matrix Charter Documents then in effect, any agreement to which Matrix then was a party and in compliance with applicable Law.
Section 4.05 Subsidiaries.  Section 4.05 of the Disclosure Schedules sets for a list of Persons in which Matrix has or owns any interest in any shares or has an ownership interest.
Section 4.06 Financial Statements.  Complete copies of Matrix’s consolidated audited financial statements consisting of the consolidated balance sheets of Matrix, the Matrix LPs, Matrix Operator, Matrix Pipeline, LP (“Matrix Pipeline”), a California limited partnership and Subsidiary of Matrix Operator as the general partner and Matrix Las Cienagas Limited Partnership as the sole limited partner, and Matrix Royalty, LP, a Texas limited partnership and entity excluded from the transactions contemplated hereby (“Matrix Royalty” and, together with Matrix, the Matrix LPs, Matrix Operator and Matrix Pipeline, the “Matrix Consolidated Entities”), as at December 31, 2015 and 2014, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended (the “Audited Financial Statements”), and unaudited financial statements consisting of the balance sheets of the Matrix Consolidated Entities as at September 30, 2016, and the related statements of income and retained earnings, stockholders’ equity and cash flow for the  six-month period then ended (the “Interim Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”) have been delivered to Royale. The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved, subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments (the effect of which will not be materially adverse) and the absence of notes. The Financial Statements are based on the books and records of the Matrix Consolidated Entities, and present fairly, in all material respects, the financial position of Matrix as of the respective dates they were prepared and the results of the operations of Matrix for the periods indicated. The balance sheet of the Matrix Consolidated Entities as of December 31, 2015, is referred to in this Agreement as the “Balance Sheet” and the date thereof as the “Balance Sheet Date” and the balance sheet of the Matrix Consolidated Entities as of September 30, 2016, is referred to herein as the “Interim Balance Sheet” and the date thereof as the “Interim Balance Sheet Date”. Matrix maintains a standard system of accounting established and administered in accordance with GAAP.

Section 4.07 Undisclosed Liabilities.  Matrix has no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise (“Liabilities”), except, in the case of Matrix (a)  those which are accrued, adequately reflected or reserved against in the Financial Statements, (b) those which have been incurred in the ordinary course of business consistent with past practice since the Interim Balance Sheet Date, (c) those which would not reasonably be expected, individually or in the aggregate, to have a Matrix Material Adverse Effect, (d) those which have been discharged or paid in full prior to the date hereof in the ordinary course of business, or (e) those which are of a nature not required to be reflected on a balance sheet prepared in accordance with GAAP consistently applied.
Section 4.08 Absence of Certain Changes, Events and Conditions.  Since the Balance Sheet Date, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of Matrix and each of its Subsidiaries has been conducted in the ordinary course of business and there has not been or occurred:
(a) any Matrix Material Adverse Effect or any event, condition, change or effect that could reasonably be expected to have, individually or in the aggregate, a Matrix Material Adverse Effect; or
(b) except as disclosed on Section 4.08 of the Disclosure Schedules, any event, condition, action or effect that, if taken during the period from the date of this Agreement through the Matrix Merger Effective Time, would constitute a breach of Section 6.01.
Section 4.09 Material Contracts.  Section 4.09 of the Disclosure Schedules sets forth a list of all Material Contracts to which Matrix and each Matrix LP is party as of the date hereof, including the name of the parties thereto, the date of each such Material Contract and each amendment thereto.  All Material Contracts of Matrix and each Matrix LP are valid, enforceable and in full force and effect, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).  Other than as described in Section 4.09 of the Disclosure Schedules, Matrix and each of the Matrix LPs is not, and Matrix has no Knowledge that any other party thereto is,  in material default under any such Material Contract, no material payments or other obligations are past due except for amounts being contested in good faith, and no circumstance exists that, with notice, the passage of time or both, would constitute a default under any Material Contract of Matrix by Matrix or each of the Matrix LPs by Matrix or the Matrix LPs or, to the Knowledge of Matrix, by any other party thereto.  Matrix has not received any written notice of a default, alleged failure to perform or any offset or counterclaim with respect to any Material Contract of Matrix that has not been fully remedied and withdrawn.
Section 4.10  Properties and Assets.
(a) Except as would not reasonably be expected to have a Matrix Material Adverse Effect, Matrix or a Subsidiary of Matrix and the Matrix LPs each respectively owns and has either good and valid title in fee or a valid leasehold interest, Right of Way (defined below) or other rights to the land, mineral and other subsurface rights, buildings, structures and other improvements thereon and fixtures thereto necessary to permit it to conduct its business as currently conducted, in each case free and clear of all liens (except in all cases for Permitted Liens).  Except as would not reasonably be expected to have a Matrix Material Effect, all leases, Rights of Way or other agreements under which Matrix or any of its Subsidiaries or the Matrix LPs lease, access or use any real property are valid, binding and are in force and effect against Matrix or any of its Subsidiaries or the Matrix LPs and, to the Knowledge of Matrix, the counterparties thereto, in accordance with their respective terms, and neither Matrix nor any of its Subsidiaries or the Matrix LPs are in default under any such leases, Rights of Way or other agreements.
(b) Each of Matrix and its Subsidiaries and the Matrix LPs has such consents, easements, rights of way, permits and licenses (collectively, “Rights of Way”) from each person as are sufficient to conduct its business as currently conducted, except for such Rights of Way the absence of which have not had and would not reasonably be expected to have a Matrix Material Adverse Effect.  Each of Matrix and its Subsidiaries and the Matrix LPs has fulfilled and performed all its obligations with respect to such Rights of Way and conducts their business in a manner that does not violate any of the Rights of Way, and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights of Way, except for such revocations, terminations and impairments that have not had and would not reasonably be expected to have a Matrix Material Adverse Effect.  All pipelines owned or operated by Matrix Operator, Matrix and its Subsidiaries and the Matrix LPs are subject to Rights of Way, there are no encroachments or other encumbrances on the Rights of Way that affect the use thereof and there are no gaps (including any gap arising as a result of any breach by Matrix Operator, Matrix or any of its Subsidiaries or the Matrix LPs of the terms of any Rights of Way) in the Rights of Way other than gaps that would not have and would not reasonably be expected to have a Matrix Material Adverse Effect.
(c)

(i) Except as would not reasonably be expected to have a Matrix Material Adverse Effect, Matrix and its Subsidiaries and the Matrix LPs, as applicable, have defensible title to all of the Matrix Interests forming the basis for the reserves reflected in the Audited Financial Statements except for such Matrix Interests sold, used, farmed out or otherwise disposed of since December 31, 2015, in the ordinary course of business and the Matrix Interests owned by Matrix Royalty, free and clear of all liens and Production Burdens other than Production Burdens not yet earned, due or payable and Permitted Liens (other than Production Burdens).  Except as would not reasonably be expected to have a Matrix Material Adverse Effect or as set forth on Section 4.10(c)(i) of the Disclosure Schedules, (i) none of the proceeds from the sale of Hydrocarbons produced from the Matrix Interests in any producing well are being held in suspense for any reason, and (ii) there are no calls on production or, preferential rights to purchase Hydrocarbons and neither Matrix nor any of its Subsidiaries is obligated to deliver Hydrocarbons or proceeds from the sale thereof at a future point in time without receiving payment therefor at or after the time of delivery (other than gas balancing arrangements), except for the rights of any lessor to take free gas under the terms of any applicable lease for its use on the lands covered by such lease.  Except as would not reasonably be expected to have a Matrix Material Adverse Effect, Matrix and each applicable Subsidiary and the Matrix LPs (A) are in compliance with all valuation agreements, and settlement agreements with respect to Production Burdens, and (B) have paid or will cause to be paid when due all Production Burdens with respect to the Matrix Interests and each other royalty, Tax or similar payment, except for such amounts that are being held in suspense as permitted pursuant to applicable Law or the terms of the applicable Contract or as reserved against in the Financial Statements.
(ii) All of the wells owned, leased, operated or used by Matrix and its Subsidiaries and the Matrix LPs and all water, carbon dioxide or injection wells located on any property owned, leased, operated or used by Matrix and its Subsidiaries or otherwise associated with the Matrix Interests have been drilled, completed and operated within the limits permitted by the applicable Contract granting such rights and applicable Law, and all drilling and completion (and plugging and abandonment) of such wells and all related development, production and other operations have been conducted in compliance with all applicable Laws except, in each case, as would not reasonably be expected to have a Matrix Material Adverse Effect.  No well owned, leased, operated or used by Matrix or any of its Subsidiaries are subject to material penalties on allowables because of overproduction or violation of any applicable Law.
(iii) All Matrix Interests operated by Matrix and its Subsidiaries and the Matrix LPs have been operated in accordance with reasonable, prudent field practices and in compliance with the applicable Contracts, except where the failure to so operate would not reasonably be expected to have a Matrix Material Adverse Effect. None of the Interests of Matrix or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the Transactions, except for any such preferential purchase, consent or similar rights that would not reasonably be expected to have a Matrix Material Adverse Effect.  Except as set forth on Section 4.10(c) of Disclosure Schedules, none of the Matrix Interests are subject to any Tax partnership agreement or provisions requiring a partnership income Tax Return.

(d) There are no material inaccuracies in the Summary Projection of Reserves and Revenues as of March 31, 2016, of Matrix, with run date June 10, 2016, a correct and complete copy of which Matrix has made available to Royale prior to the date of this Agreement.

(e) Except as set forth on Section 4.10(e) of the Disclosure Schedules, Matrix is not engaged in any oil, natural gas or other futures or option trading in respect of which it has any material future liability, nor is it a party to any price swaps, hedges, futures or similar instruments.  Section 4.10(e) of the Disclosure Schedules sets forth obligations of Matrix for the delivery of Hydrocarbons attributable to any of the Matrix Interests in the future on account of prepayment, advance payment, take-or-pay or similar obligations without then or thereafter being entitled to receive full value therefor.  Except as set forth on Section 4.10(e) of the Disclosure Schedules, as of the date hereof, Matrix is not bound by futures, hedge, swap, collar, put, call, floor, cap, option or other Contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, or securities.
(f) Except as provided in Section 4.10(f) of the Disclosure Schedules, there are no mandatory drilling or completion obligations and there are no pending or, to the Knowledge of Matrix, expected proposals or elections for drilling, completing, recompleting, reworking, facilities or similar activities that would require such commitment on behalf of Matrix or any of its Subsidiaries or the Matrix LPs within one year of the Matrix Merger Effective Time in any of the Matrix Interests or any of the contracts governing any of the Matrix Interests.
(g) Except as set forth on Section 4.10(g) of the Disclosure Schedules, none of the Contracts in respect of gathering, processing, storage or transportation of the production of Hydrocarbons from the Matrix Interests contain any minimum volume or throughput provisions or require Matrix or any of its Subsidiaries to pay for services regardless of whether Matrix or any of its Subsidiaries delivers such production for use of the services provided for under any such Contract.
(h) Except as set forth in Section 4.10(h) of the Disclosure Schedules, none of the Contracts relating to the Matrix Interests (including all oil, gas and mineral leases and similar Contracts) contain any provision (i) requiring the lessee to pay royalties on hedges, (ii) causing the oil, gas or mineral lease or contract to terminate without advance notice and the opportunity to cure resulting in a loss, in whole or in part, of any of the Matrix Interests for lessee’s failure to pay royalties or for lessee’s breach of any covenant thereunder, (iii) requiring lessor’s consent to the consummation of the transactions of the type contemplated under this Agreement, or (iv) is expected to result in a mandatory payment or expenditure not otherwise disclosed in Section 4.10(g) of the Disclosure Schedules.
Section 4.11  Intellectual Property.
(a) Section 4.11(a) of the Disclosure Schedules lists all (i) Matrix IP Registrations. All required filings and fees related to Matrix IP Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Matrix IP Registrations are otherwise in good standing, except as would not reasonably be expected to have a Matrix Material Adverse Effect.

(b) The consummation of the transactions contemplated hereunder will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, Matrix’s right to own, use or hold for use any material Intellectual Property as owned, used or held for use in the conduct of Matrix’s business or operations as currently conducted.
(c) Matrix’s rights in Matrix Intellectual Property are valid, subsisting and enforceable, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity) and except as would not reasonably be expected to have a Matrix Material Adverse Effect. Matrix has taken all commercially reasonable steps to maintain Matrix Intellectual Property and to protect and preserve the confidentiality of all material trade secrets included in the Matrix Intellectual Property, except as would not reasonably be expected to have a Matrix Material Adverse Effect.
(d) To the Knowledge of Matrix, the conduct of Matrix’s business as currently and formerly conducted does not infringe, misappropriate or otherwise violate the Intellectual Property or other rights of any Person, except as would not reasonably be expected to have a Matrix Material Adverse Effect. To the Knowledge of Matrix, no Person is currently infringing, misappropriating, diluting or otherwise violating, any Matrix Intellectual Property in a way as would be expect to have a Matrix Material Adverse Effect.
(e) There are no Actions (including any oppositions, interferences or re-examinations) pending or, to the Knowledge of Matrix, threatened: (i) alleging any infringement, misappropriation, dilution or violation of the Intellectual Property of any Person by Matrix; (ii) challenging the validity, enforceability, registrability or ownership of any Matrix Intellectual Property or Matrix’s rights with respect to any Matrix Intellectual Property; or (iii) by Matrix or any other Person alleging any infringement, misappropriation, dilution or violation by any Person of Matrix Intellectual Property.  Matrix is not subject to any outstanding Governmental Order (including any motion or petition therefor) that does or would restrict or impair the use of any material Matrix Intellectual Property.
Section 4.12 Reserved.
Section 4.13 Reserved.
Section 4.14 Reserved.
Section 4.15 Insurance.  Section 4.15 of the Disclosure Schedules sets forth a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors and officers’ liability, fiduciary liability and other casualty and property insurance maintained by Matrix and relating to the assets, business, operations, employees, officers and directors of Matrix (collectively, the “Matrix Insurance Policies”) and true and complete copies of such Insurance Policies have been made available to Royale. The Matrix Insurance Policies are in full force and effect with respect to the period covered. Matrix has not received any written notice of cancellation of or materially adverse alteration of coverage under, any of such Matrix Insurance Policies. All premiums or installment payments of premiums due on such Matrix Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each Insurance Policy. All such Matrix Insurance Policies are valid and binding in accordance with their terms. Except as set forth on Section 4.15 of the Disclosure Schedules, there are no material claims related to the business of Matrix pending under any such Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. Matrix is not in material default under, and has not otherwise failed to comply with, in any material respect, any provision contained in any such Matrix Insurance Policy.
Section 4.16 Legal Proceedings; Governmental Orders.
(a) Except as set forth in Section 4.16(a) of the Disclosure Schedules, there are no Actions pending or, to Matrix’s Knowledge, threatened (a) against or by Matrix and the Matrix LPs affecting any of its properties or assets; or (b) against or by Matrix and the Matrix LPs that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.
(b) Except as set forth in Section 4.16(b) of the Disclosure Schedules, there are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against or affecting Matrix and the Matrix LPs or any of their properties or assets. Matrix is in compliance with the terms of each Governmental Order set forth in Section 4.16(b) of the Disclosure Schedules. No event has occurred or circumstances exist that may constitute or result in (with or without notice or lapse of time) a violation of any such Governmental Order.
Section 4.17 Compliance With Laws; Permits.
(a) Except as set forth in Section 4.17(a) of the Disclosure Schedules, Matrix and each of the Matrix LPs has complied, and is now complying, with all Laws applicable to it or its business, properties or assets, in each case, except as would not reasonably be expected to have a Matrix Material Adverse Effect.
(b) All material Permits required for Matrix and each of the Matrix LPs to conduct its business have been obtained by it and are valid and in full force and effect. Matrix is in compliance, in all material respects, with the terms of such material Permits. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any material Permit, except as would not reasonably be expected to have a Matrix Material Adverse Effect.
Section 4.18 Environmental Laws.  Matrix and its Subsidiaries and the Matrix LPs (i) are in compliance with all Environmental Laws, (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Matrix Material Adverse Effect.
Section 4.19 Employee Benefit Matters.  Section 4.19 of the Disclosure Schedules lists each Employee Benefit Plan that Matrix or any ERISA Affiliate maintains or to which Matrix or any ERISA Affiliate contributes or is a participating employer (collectively, the “Matrix Benefit Plans”).  With respect to each Matrix Benefit Plan, Matrix has delivered to Royale true and complete copies of all plan documents and summary plan descriptions, the most recent determination letter (or opinion letter) received from the Internal Revenue Service, the most recent Form 5500 Annual Reports, and all related trust agreements associated with such Matrix Benefit Plan.
(a) Each Matrix Benefit Plan (and each related trust, insurance contract or fund) has been administered and operated in material compliance with the terms of the applicable controlling documents and with the applicable provisions of ERISA, the IRC and all other Applicable Laws, except as would not reasonably be expected to have a Matrix Material Adverse Effect.  Each Matrix Benefit Plan (including any material amendments thereto) that is capable of approval by, or registration for or qualification for special tax status with, the appropriate taxation, social security or supervisory authorities in the relevant jurisdiction has received such approval, registration or qualification or there remains a period of time in which to obtain such approval, registration or qualification retroactive to the date of any material amendment that has not previously received such approval, registration or qualification.
(b) Except as would not reasonably be expected to have a Matrix Material Adverse Effect, all required reports, descriptions and disclosures have been filed or distributed appropriately and in accordance with applicable Law with respect to each Matrix Benefit Plan.  The requirements of Part 6 of Subtitle B of Title I of ERISA and of Section 4980B of the IRC have been met with respect to each Matrix Benefit Plan that is a group health plan.
(c) All contributions (including all employer contributions and employee salary reduction contributions) that are due and owing have been paid to each Matrix Benefit Plan (or related trust or held in the general assets of Matrix or one or more ERISA Affiliates or accrued, as appropriate), and all contributions for any period ending on or before the Closing Date that are not yet due have been paid to each Matrix Benefit Plan or accrued in accordance with the past custom and practice of Matrix and the ERISA Affiliates.  All premiums or other payments for all periods ending on or before the Closing Date have been paid with respect to each Matrix Benefit Plan that is an Employee Welfare Benefit Plan.
(d) Each Matrix Benefit Plan that is an Employee Pension Benefit Plan and that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the IRC meets such requirements and has either received or applied for (or has time remaining to apply for) a favorable determination letter (or, in the case of a prototype plan, an opinion letter) from the Internal Revenue Service within the applicable remedial amendment periods.
(e) No Matrix Benefit Plan, or Employee Benefit Plan maintained, sponsored or contributed to by Matrix or any ERISA Affiliate in the six year period preceding the Closing Date is or has been subject to the minimum funding requirements of Section 412 of the IRC or subject to Title IV of ERISA.
(f) None of the Matrix Benefit Plans promises or provides retiree medical, health or life insurance or other welfare type benefits for current or future retired or terminated employees, their spouses or their dependents (other than in accordance with Section 4980B of the IRC) that cannot be unilaterally terminated by Matrix or an ERISA Affiliate.
(g) Each Matrix Benefit Plan has been administered in accordance with its terms, except as would not reasonably be expected to have a Matrix Material Adverse Effect.  Neither Matrix nor any ERISA Affiliate has entered into any agreement, arrangement or understanding, whether written or oral, with any trade union, works council or other employee representative body or any number or category of its employees that would prevent, restrict or impede the implementation of any layoff, redundancy, severance or similar program within its or their respective workforces (or any part of them).

(h) There are no unresolved claims or disputes under the terms of, or in connection with, any Matrix Benefit Plan (other than routine undisputed claims for benefits), and no action, legal or otherwise, has been commenced with respect to any such claim or dispute, except, in each case, as would not reasonably be expected to have a Matrix Material Adverse Effect.
(i) With respect to each Matrix Benefit Plan that Matrix or any ERISA Affiliate maintains or to which any of them contributes:
(i) To the Knowledge of Matrix, there have been no “prohibited transaction,” as such term is defined in Section 406 of ERISA or Section 4975 of the IRC, with respect to any such Matrix Benefit Plan that would subject Matrix or any ERISA Affiliate to a tax or penalty imposed pursuant to Section 4975 of the IRC or Section 502(c), (i) or (l) of ERISA.
(ii) Neither Matrix nor, to the Knowledge of Matrix, any ERISA Affiliate (by way of indemnification, directly or otherwise) has any liability or penalty under Sections 4976 through 4980 of the IRC or Title I of ERISA with respect to any Matrix Benefit Plan.
(iii) No action, suit, proceeding, hearing or investigation with respect to the administration or the investment of the assets of any Matrix Benefit Plan (other than routine claims for benefits) is pending or, to the Knowledge of Matrix, threatened, and to the Knowledge of Matrix, there is no basis for any such action, suit, proceeding, hearing or investigation, except, in each case, as would not reasonably be expected to have a Matrix Material Adverse Effect.
(j) Neither the execution and delivery of this Agreement or any other Transaction Document to which Matrix is a party nor the Merger will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any officer, director or employee of Matrix; (ii) materially increase any benefits otherwise payable by Matrix; or (iii) result in the acceleration of the time of payment or vesting of any such benefits.
(k) No Matrix Benefit Plan is funded with or allows for payments or distributions in any employer security of Matrix, including, but not limited to, employer securities as defined in Section 407(d)(1) of ERISA, or employer real property as defined in Section 407(d)(2) or ERISA.
(l) For purposes of this Agreement, the following terms will have the respective meanings indicated below:
(i) “Employee Benefit Plan” means, with respect to any Person, the following, whether written or oral:  (A) any nonqualified deferred compensation or retirement plan or arrangement that is an Employee Pension Benefit Plan, (B) any qualified defined contribution retirement plan or arrangement that is an Employee Pension Benefit Plan, (C) any qualified defined benefit retirement plan or arrangement that is an Employee Pension Benefit Plan, (D) any Employee Welfare Benefit Plan or fringe benefit plan or program, or (E) any profit sharing, bonus, stock option, stock purchase, severance or incentive plan, agreement or arrangement that is sponsored, maintained or contributed to by such Person or any ERISA Affiliate of such Person for the benefit of the employees, former employees, independent contractors or agents of such Person or any ERISA Affiliate or has been so sponsored, maintained or contributed to at any time prior to the Closing Date.
(ii) “Employee Pension Benefit Plan” has the meaning set forth in Section 3(2) of ERISA.

(iii) “Employee Welfare Benefit Plan” has the meaning set forth in Section 3(1) of ERISA.
Section 4.20 Employment Matters.
(a) Section 4.20(a) of the Disclosure Schedules contains a list of all persons who are employees of Matrix as of the date hereof, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate; (v) commission, bonus or other incentive-based compensation; and (vi) a description of the fringe benefits provided to each such individual as of the date hereof.
(b) Except as set forth in Section 4.20(b) of the Disclosure Schedules, Matrix is not, and has not been for the past three (3) years, a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a union, works council or labor organization (collectively, “Union”), and there is not, and has not been for the past three (3) years, any Union representing or purporting to represent any employee of Matrix, and, to Matrix’s Knowledge, no Union or group of employees is seeking to organize employees for the purpose of collective bargaining. Except as set forth in Section 4.20(b) of the Disclosure Schedules, to the Knowledge of Matrix, there has been no threat of  any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting Matrix or any of its employees.
(c) Except as would not reasonably be expected to have a Matrix Material Adverse Effect, Matrix is in compliance with all applicable Laws pertaining to employment and employment practices to the extent they relate to employees of Matrix, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance. All individuals characterized and treated by Matrix as independent contractors or consultants are properly treated as independent contractors under all applicable Laws, except as would not reasonably be expected to have a Matrix Material Adverse Effect. All employees of Matrix classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified, except as would not reasonably be expected to have a Matrix Material Adverse Effect. Except as set forth in Section 4.20(c) of the Disclosure Schedules, there are no Actions against Matrix pending, or to Matrix’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former applicant, employee, consultant or independent contractor of Matrix, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wage and hours or any other employment-related matter arising under applicable Laws.
Section 4.21 Taxes.  Except as set forth in Section 4.21 of the Disclosure Schedules:
(a) All Tax Returns required to be filed on or before the Closing Date by Matrix have been, or will be, timely filed. All Taxes due and owing by Matrix (whether or not shown on any Tax Return) have been, or will be, timely paid.
(b) Matrix has withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder or other party, and complied with all information reporting and backup withholding provisions of applicable Law.

(c) No claim has been made by any taxing authority in any jurisdiction where Matrix does not file Tax Returns that it is, or may be, subject to Tax by that jurisdiction.
(d) No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of Matrix.
(e) The amount of Matrix’s Liability for unpaid Taxes for all periods ending on or before December 31, 2015, does not, in the aggregate, exceed the amount of accruals for Taxes (excluding any accrual for Taxes with respect to timing differences between financial accounting income and taxable income) reflected on the Financial Statements. The amount of Matrix’s Liability for unpaid Taxes for all periods following the end of the recent period covered by the Financial Statements shall not, in the aggregate, exceed the amount of accruals for Taxes (excluding any accrual for Taxes with respect to timing differences between financial accounting income and taxable income) as adjusted for the passage of time in accordance with the past custom and practice of Matrix (and which accruals shall not exceed comparable amounts incurred in similar periods in prior years).
(f) Section 4.21(f) of the Disclosure Schedules sets forth:
(i) the taxable years of Matrix as to which the applicable statutes of limitations on the assessment and collection of Taxes have not expired;
(ii) those years for which examinations by the taxing authorities have been completed; and
(iii) those taxable years for which examinations by taxing authorities are presently being conducted.
(g) All deficiencies asserted, or assessments made, in writing against Matrix as a result of any examinations by any taxing authority have been fully paid or otherwise finally resolved.
(h) Matrix is not a party to any Action by any taxing authority. There are no pending or threatened Actions by any taxing authority.
(i) Matrix has delivered to Royale copies of all federal, state, local and foreign income, franchise and similar Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by, Matrix for all Tax periods ending after January 1, 2014.
(j) There are no Encumbrances for Taxes (other than for current Taxes not yet due and payable) upon the assets of Matrix.
(k) Matrix is not a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement (other than any agreement entered into in the ordinary course of business with incidental tax provisions, such as loan agreements, leases, and hedging contracts).
(l) No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any taxing authority with respect to Matrix.
(m) Matrix has not been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes. Matrix has no Liability for Taxes of any Person (other than Matrix) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Law), as transferee or successor, by contract or otherwise.

(n) Matrix will not be required to include any item of income in, or exclude any item or deduction from, taxable income for taxable period or portion thereof ending after the Closing Date as a result of:
(i) any change in a method of accounting under Section 481 of the IRC (or any comparable provision of state, local or foreign Tax Laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date;
(ii) an installment sale or open transaction occurring on or prior to the Closing Date;
(iii) a prepaid amount received on or before the Closing Date;
(iv) any closing agreement under Section 7121 of the IRC, or similar provision of state, local or foreign Law; or
(v) any election under Section 108(i) of the IRC.
(o) Matrix is a United States real property holding corporation (as defined in Section 897(c)(2) of the IRC.
(p) Matrix has not been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the IRC.
(q) Matrix is not, and has not been, a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the IRC and Treasury Regulations Section 1.6011-4(b).
(r) Within the last three (3) years, Matrix has not owned any material assets located outside the United State or conducted a material trade or business outside the United States.
(s) Matrix is not an investment company as defined in Section 351(e)(1) of the IRC.
(t) Matrix is not under the jurisdiction of a court in a title 11 or similar case within the meaning of Sections 351(e)(2) and 368(a)(3)(A) of the IRC.

Section 4.22 Books and Records.  The minute books and stock record books of Matrix, all of which have been made available to Royale, are complete and correct and have been maintained in accordance with sound business practices. The minute books of Matrix contain accurate and complete records of all meetings, and actions taken by written consent of, the Matrix Stockholders, the Matrix Board and any committees of the Matrix Board, and no meeting, or action taken by written consent, of any such Matrix Stockholders, Matrix Board or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of Matrix.
Section 4.23 Related Party Transactions.  Section 4.23 of the Disclosure Schedules lists all Contracts between Matrix and any executive officer or director of Matrix or any person owning 5% or more of the Matrix Shares (or any of such person’s immediate family members or Affiliates of such person) or by which any executive officer or director of Matrix or any person owning 5% or more of the Matrix Shares (or any of such person’s immediate family members or Affiliates) has any interest in any property owned by Matrix.
Section 4.24 Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Document based upon arrangements made by or on behalf of Matrix.
Section 4.25 Legal Proceedings.  There are no Actions pending or, to Matrix’s Knowledge, threatened against or by Matrix or any of its Subsidiaries or the Matrix LPs that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. To the Knowledge of Matrix, no event has occurred or circumstances exist that may give rise or serve as a basis for any such Action.
Section 4.26 Proxy Statement.  None of the information with respect to Matrix or the Matrix LPs that Matrix or any of its Representatives furnishes in writing to Royale for use in the Registration Statement, will, at the date the Registration Statement is first mailed to Royale’s stockholders or at the time of the Royale Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Matrix with respect to any other statements made or incorporated by reference in the Registration Statement.

Section 4.27 No Other Representations or Warranties.  Except for the representations and warranties contained in this ARTICLE IV or expressly set forth in any Exchange Agreement, neither Matrix nor any other Person makes any other express or implied representation or warranty on behalf of Matrix or the Matrix LPs or any of its affiliates in connection with this Agreement or the transactions contemplated hereby.
ARTICLE V
Representations and Warranties of the Royale Parties
Except as set forth in the correspondingly numbered Section of the disclosure schedules delivered by Royale to Matrix at or prior to the execution and delivery of this Agreement (the “Royale Disclosure Schedules”) the Royale Parties jointly and severally represent and warrant to Matrix that the statements contained in this ARTICLE V are true and correct as of the date hereof.
Section 5.01 Organization and Qualification of the Royale Parties.  Each Royale Party is a corporation duly organized, validly existing and in good standing under the Laws of its respective state of organization and has the requisite corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. Section 5.01 of the Royale Disclosure Schedules sets forth each jurisdiction in which each Royale Party is licensed or qualified to do business, and each Royale Party is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not individually or in the aggregate, have a Royale Material Adverse Effect.
Section 5.02  Authority; Board Approval.
(a) Each Royale Party has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the Ancillary Documents to which it is a party and, subject to, in the case of the consummation of the Merger, adoption of this Agreement by the affirmative vote or consent of holders of (i) two-thirds of the outstanding Shares of Royale Common Stock, (ii) two-thirds of the outstanding shares of common stock of each of Royale Merger Sub and Matrix Merger Sub, and (iii) a majority of the outstanding shares of common stock of Parent (“Requisite Royale Vote”), to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Royale Parties of this Agreement and any Ancillary Document to which they are a party and the consummation by the Royale Parties of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of each Royale Party and no other corporate proceedings on the part of the Royale Parties are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the Merger and the other transactions contemplated hereby and thereby, subject only, in the case of consummation of the Merger, to the receipt of the Requisite Royale Vote. The Requisite Royale Vote is the only vote or consent of the holders of any class or series of Royale’s capital stock required to approve and adopt this Agreement and the Ancillary Documents, approve the Merger and consummate the Merger and the other transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by the Royale Parties, and (assuming due authorization, execution and delivery by each other party hereto) this Agreement constitutes a legal, valid and binding obligation of the Royale Parties enforceable against each Royale Party in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity). When each Ancillary Document to which each Royale Party is or will be a party has been duly executed and delivered by the Royale Parties (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Document will constitute a legal and binding obligation of each Royale Party enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).

(b) The respective boards of directors of each Royale Party, by resolutions duly adopted by unanimous vote at a meeting of all directors of each of such corporation duly called and held and not subsequently rescinded or modified in any way, has, as of the date hereof each such corporation has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and in the best interests of the respective stockholders, (ii) approved and adopted, subject to the terms hereof, the Section 351 Plan, (iii) approved and declared advisable the “agreement of merger” (as such term is used in Section 1101 of the CCC) contained in this Agreement and the transactions contemplated by this Agreement to which they are a party, respectively, including the Royale Merger and the Matrix Merger, each in accordance with the CCC, (iv) directed that the “agreement of merger” contained in this Agreement be submitted to its respective stockholders for adoption, and (v) resolved to recommend that its respective stockholders adopt the “agreement of merger” set forth in this Agreement (collectively, the “Royale Board Recommendations”) and directed that such matter be submitted for consideration of the Stockholders.
Section 5.03 No Conflicts; Consents.  The execution, delivery and performance by the Royale Parties of this Agreement and the Ancillary Documents to which each is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the certificate of incorporation, by-laws or other organizational documents of the Royale Parties (collectively, the “Royale Charter Documents”); (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to each Royale Party; or (c) except as set forth in Section 5.03 of the Royale Disclosure Schedules, require the consent, notice or other action by any Person under any Contract to which any Royale Party is a party, other than, in the case of clauses (b) and (c) of this Section 5.03, such conflicts, violations, breaches, consents, notices or other actions that would not have and would not reasonably be expected to have a Royale Material Adverse Effect. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to each Royale Party in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, except for (i) the filing of the certificate of merger with the Secretary of State of California, (ii) the filing of the certificate of merger with the Secretary of State of Delaware, (iii) the filing of the Registration Statement with the SEC, and (iv) such filings as may be required under the HSR Act.

Section 5.04 Capitalization.  The authorized Parent Shares consist of 280,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share, of which no Parent Shares are issued and outstanding as of the close of business on the date of this Agreement.
(a) The authorized capital stock of Royale consists of (i) 30,000,000 shares of Royale Common Stock, of which 21,785,182 shares are issued and outstanding as of the close of business on the date of this Agreement, and (ii) 10,000,000 shares of Royale preferred stock, of which no shares are issued and outstanding as of the close of business on the date of this Agreement.
(b) The authorized capital stock of Royale Merger Sub consists of 1,000,000 shares of common stock, no par value (the “Royale Merger Sub Shares”), of which no Royale Merger Sub Shares are issued and outstanding as of the close of business on the date of this Agreement.
(c) The authorized capital stock of Matrix Merger Sub consists of 1,000,000 shares of common stock, no par value (the “Matrix Merger Sub Shares”), of which no Matrix Merger Sub Shares are issued and outstanding as of the close of business on the date of this Agreement.
(d) Section 5.04(e) of the Royale Disclosure Schedules set forth, as of the date hereof, the name of each Person that is the registered owner of any Parent Shares, Royale Stock, Royale Merger Sub Shares, or Matrix Merger Sub Shares and the number of such shares owned by such Person.
(e) Except as set forth in Section 5.04(e) of the Royale Disclosure Schedules, the Royale Parties have not issued any capital stock since its most recently filed periodic report under the Exchange Act.
(f) Except as set forth in Section 5.04(f) of the Royale Disclosure Schedules, (i) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of any Royale Party is authorized or outstanding, and (ii) there is no commitment by any Royale Party to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other such rights or to distribute to holders of any of its equity securities any evidence of indebtedness or asset, to repurchase or redeem any securities of the Royale Parties or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security or other such right. There are no declared or accrued unpaid dividends with respect to any shares of Royale Common Stock.
(g) All issued and outstanding shares of Royale Common Stock, Parent Shares, Royale Merger Sub Shares and Matrix Merger Sub Shares are (i) duly authorized, validly issued, fully paid and non-assessable; (ii) not subject to any preemptive rights created by statute, Royale Charter Documents or any agreement to which any Royale Party is a party; and (iii) free of any Encumbrances created by any Royale Party in respect thereof, other than restrictions as may exist under applicable securities Law and liens in favor of the Royale Parties’ lenders as listed on Section 5.04(g) of the Royale Disclosure Schedules. All issued and outstanding shares of Royale Common Stock, Parent Shares, Royale Merger Sub Shares and Matrix Merger Sub Shares were issued in compliance with applicable Law.
(h) No outstanding Royale Common Stock, Parent Shares, Royale Merger Sub Shares or Matrix Merger Sub Shares are subject to vesting or forfeiture rights or repurchase by the Royale Parties. There are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation or other similar rights with respect to the Royale Parties or any of their securities.

(i) All distributions, dividends, repurchases and redemptions of the capital stock (or other equity interests) of the Royale Parties were undertaken in compliance with the Royale Charter Documents then in effect, any agreement to which any Royale Party was then was a party and in compliance with applicable Law.
Section 5.05 No Prior Operations; No Subsidiaries.  Each of Parent, Matrix Merger Sub and Royale Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.  Other than Parent, Royale Merger Sub and Matrix Merger Sub, the Royale Parties have no Subsidiaries.
Section 5.06 SEC Reports; Financial Statements.  Except as set forth in Section 5.06 of the Royale Disclosure Schedules, Royale has filed all reports, schedules, forms, statements and other documents required to be filed by Royale under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension.  As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  Royale has never been an issuer subject to Rule 144(i) under the Securities Act. The financial statements of Royale included in the SEC Reports (the “Royale Financial Statements”) comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing.  Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and present fairly, in all material respects, the financial position of Royale as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

Section 5.07 Undisclosed Liabilities.  The Royale Parties have no Liabilities, except (a) those which are accrued, adequately reflected or reserved against in the Royale Financial Statements, (b) those which have been incurred in the ordinary course of business consistent with past practice since September 30, 2016, (c) those which would not reasonably be expected, individually or in the aggregate, to have a Royale Material Adverse Effect, (d) those which have been discharged or paid in full prior to the date hereof in the ordinary course of business, or (e) those which are of a nature not required to be reflected on a balance sheet prepared in accordance with GAAP consistently applied.
Section 5.08 Absence of Certain Changes, Events and Conditions.  Since the Balance Sheet Date, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of the Royale Parties has been conducted in the ordinary course of business and there has not been or occurred:
(a) any Royale Material Adverse Effect or any event, condition, change or effect that could reasonably be expected to have, individually or in the aggregate, a Royale Material Adverse Effect; or
(b) except as disclosed on Section 5.08 of the Royale Disclosure Schedules, any event, condition, action or effect that, if taken during the period from the date of this Agreement through the Royale Merger Effective Time, would constitute a breach of Section 6.01.
Section 5.09 Royale Material Contracts.  Section 5.09 of the Royale Disclosure Schedules sets forth a list of all Material Contracts to which each Royale Party is party as of the date hereof, including the name of the parties thereto, the date of each such Material Contract and each amendment thereto.  All Material Contracts of each Royale Party are valid, enforceable and in full force and effect, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).  Other than as described in Section 5.09 of the Royale Disclosure Schedules, the Royale Parties are not, and have no Knowledge that any other party thereto is,  in material default under any such Material Contract, no material payments or other obligations are past due except for amounts being contested in good faith, and no circumstance exists that, with notice, the passage of time or both, would constitute a default under any Material Contract of each Royale Party by any Royale Party or, to the Knowledge of each Royale Party, by any other party thereto.  The Royale Parties have not received any written notice of a default, alleged failure to perform or any offset or counterclaim with respect to any Material Contract of each Royale Party that has not been fully remedied and withdrawn.
Section 5.10  Properties and Assets.
(a) Except as would not reasonably be expected to have a Royale Material Adverse Effect, the Royale Parties and their Subsidiaries own and have either good and valid title in fee or a valid leasehold interest, Right of Way or other rights to the land, mineral and other subsurface rights, buildings, structures and other improvements thereon and fixtures thereto necessary to permit it to conduct its business as currently conducted, in each case free and clear of all liens (except in all cases for Permitted Liens).  Except as would not reasonably be expected to have a Royale Material Effect, all leases, Rights of Way or other agreements under which any Royale Party or any of their Subsidiaries lease, access or use any real property are valid, binding and are in force and effect against the Royale Parties or any of their Subsidiaries and, to the Knowledge of each Royale Party, the counterparties thereto, in accordance with their respective terms, and neither the Royale Parties nor any of their Subsidiaries are in default under any such leases, Rights of Way or other agreements.

(b) Each Royale Party and its Subsidiaries has such Rights of Way from each person as are sufficient to conduct its business as currently conducted, except for such Rights of Way the absence of which have not had and would not reasonably be expected to have a Royale Material Adverse Effect.  Each Royale Party and its Subsidiaries has fulfilled and performed all its obligations with respect to such Rights of Way and conducts their business in a manner that does not violate any of the Rights of Way, and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights of Way, except for such revocations, terminations and impairments that have not had and would not reasonably be expected to have a Royale Material Adverse Effect.  All pipelines owned or operated by the Royale Parties and their Subsidiaries are subject to Rights of Way, there are no encroachments or other encumbrances on the Rights of Way that affect the use thereof and there are no gaps (including any gap arising as a result of any breach by a Royale Party or any of their Subsidiaries of the terms of any Rights of Way) in the Rights of Way other than gaps that would not have and would not reasonably be expected to have a Royale Material Adverse Effect.
(c)
(i) Except as would not reasonably be expected to have a Royale Material Adverse Effect, the Royale Parties and their Subsidiaries, as applicable, have defensible title to all of the Royale Interests forming the basis for the reserves reflected in the Royale Financial Statements except for such Royale Interests sold, used, farmed out or otherwise disposed of since December 31, 2015, in the ordinary course of business, free and clear of all liens and Production Burdens other than Production Burdens not yet earned, due or payable and Permitted Liens (other than Production Burdens).  Except as would not reasonably be expected to have a Royale Material Adverse Effect or as set forth on Section 5.10(c)(i) of the Royale Disclosure Schedules, (i) none of the proceeds from the sale of Hydrocarbons produced from the Royale Interests in any producing well are being held in suspense for any reason, and (ii) there are no calls on production or preferential rights to purchase Hydrocarbons and the Royale Parties nor any of their Subsidiaries are not obligated to deliver Hydrocarbons or proceeds from the sale thereof at a future point in time without receiving payment therefor at or after the time of delivery (other than gas balancing arrangements), except for the rights of any lessor to take free gas under the terms of any applicable lease for its use on the lands covered by such lease.  Except as would not reasonably be expected to have a Royale Material Adverse Effect, the Royale Parties and each applicable Subsidiary (A) are in compliance with all valuation agreements, and settlement agreements with respect to Production Burdens, and (B) have paid or will cause to be paid when due all Production Burdens with respect to the Royale Interests and each other royalty, Tax or similar payment, except for such amounts that are being held in suspense as permitted pursuant to applicable Law or the terms of the applicable Contract or as reserved against in the Royale Financial Statements.
(ii) All of the wells owned, leased, operated or used by the Royale Parties and their Subsidiaries and all water, carbon dioxide or injection wells located on any property owned, leased, operated or used by the Royale Parties and their Subsidiaries or otherwise associated with the Royale Interests have been drilled, completed and operated within the limits permitted by the applicable Contract granting such rights and applicable Law, and all drilling and completion (and plugging and abandonment) of such wells and all related development, production and other operations have been conducted in compliance with all applicable Laws except, in each case, as would not reasonably be expected to have a Royale Material Adverse Effect.  No well owned, leased, operated or used by any Royale Party or any of their Subsidiaries are subject to material penalties on allowables because of overproduction or violation of any applicable Law.

(iii) All Royale Interests operated by the Royale Parties and their Subsidiaries have been operated in accordance with reasonable, prudent field practices and in compliance with the applicable Contracts, except where the failure to so operate would not reasonably be expected to have a Royale Material Adverse Effect.  None of the Interests of the Royale Parties or their Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the Transactions, except for any such preferential purchase, consent or similar rights that would not reasonably be expected to have a Royale Material Adverse Effect.  Except as set forth on Section 5.10(c)(iii) of Royale Disclosure Schedules, none of the Royale Interests are subject to any Tax partnership agreement or provisions requiring a partnership income Tax Return.

(d) There are no material inaccuracies in the report of Netherland, Sewell & Associates, Inc. as of December 31, 2015, and dated February 1, 2016.
(e) Except as set forth on Section 5.10(e) of the Royale Disclosure Schedules, no Royale Party is engaged in any oil, natural gas or other futures or option trading in respect of which it has any material future liability, nor is any Royale Party a party to any price swaps, hedges, futures or similar instruments.  Section 5.10(e) of the Royale Disclosure Schedules sets forth obligations of each Royale Party for the delivery of Hydrocarbons attributable to any of the Royale Interests in the future on account of prepayment, advance payment, take-or-pay or similar obligations without then or thereafter being entitled to receive full value therefor.  Except as set forth on Section 5.10(e) of the Royale Disclosure Schedules, as of the date hereof, no Royale Party is bound by futures, hedge, swap, collar, put, call, floor, cap, option or other Contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, or securities.
(f) Except as provided in Section 5.10(f) of the Royale Disclosure Schedules, there are no mandatory drilling or completion obligations and there are no pending or, to the Knowledge of each Royale Party, expected proposals or elections for drilling, completing, recompleting, reworking, facilities or similar activities that would require such commitment on behalf of the Royale Parties or any of their Subsidiaries within one year of the Royale Merger Effective Time in any of the Royale Interests or any of the contracts governing any of the Royale Interests.
(g) Except as set forth on Section 5.10(g) of the Royale Disclosure Schedules, none of the Contracts in respect of gathering, processing, storage or transportation of the production of Hydrocarbons from the Royale Interests contain any minimum volume or throughput provisions or require the Royale Parties or any of their Subsidiaries to pay for services regardless of whether the Royale Parties or any of their Subsidiaries deliver such production for use of the services provided for under any such Contract.
(h) Except as set forth in Section 5.10(h) of the Royale Disclosure Schedules, none of the Contracts relating to the Royale Interests (including all oil, gas and mineral leases and similar Contracts) contain any provision (i) requiring the lessee to pay royalties on hedges, (ii) causing the oil, gas or mineral lease or contract to terminate without advance notice and the opportunity to cure resulting in a loss, in whole or in part, of any of the Royale Interests for lessee’s failure to pay royalties or for lessee’s breach of any covenant thereunder, (iii) requiring lessor’s consent to the consummation of the transactions of the type contemplated under this Agreement, or (iv) is expected to result in a mandatory payment or expenditure not otherwise disclosed in Section 4.10(g) of the Royale Disclosure Schedules.

Section 5.11  Intellectual Property.
(a) Section 5.11(a) of the Royale Disclosure Schedules lists all (i) Royale IP Registrations. All required filings and fees related to Royale IP Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Royale IP Registrations are otherwise in good standing, except as would not reasonably be expected to have a Royale Material Adverse Effect.
(b) The consummation of the transactions contemplated hereunder will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, each Royale Party’s right to own, use or hold for use any material Intellectual Property as owned, used or held for use in the conduct of any Royale Party’s business or operations as currently conducted.
(c) Each Royale Party’s rights in Royale Intellectual Property are valid, subsisting and enforceable, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity) and except as would not reasonably be expected to have a Royale Material Adverse Effect. The Royale Parties have taken all commercially reasonable steps to maintain Royale Intellectual Property and to protect and preserve the confidentiality of all material trade secrets included in the Royale Intellectual Property, except as would not reasonably be expected to have a Royale Material Adverse Effect.
(d) To the Knowledge of each Royale Party, the conduct of Royale’s business as currently and formerly conducted does not infringe, misappropriate or otherwise violate the Intellectual Property or other rights of any Person, except as would not reasonably be expected to have a Royale Material Adverse Effect. To the Knowledge of each Royale Party, no Person is currently infringing, misappropriating, diluting or otherwise violating, any Royale Intellectual Property in a way as would be expect to have a Royale Material Adverse Effect.
(e) There are no Actions (including any oppositions, interferences or re-examinations) pending or, to the Knowledge of each Royale Party, threatened: (i) alleging any infringement, misappropriation, dilution or violation of the Intellectual Property of any Person by the Royale Parties; (ii) challenging the validity, enforceability, registrability or ownership of any Royale Intellectual Property or the Royale Parties’ rights with respect to any Royale Intellectual Property; or (iii) by the Royale Parties or any other Person alleging any infringement, misappropriation, dilution or violation by any Person of Royale Intellectual Property. The Royale Parties are not subject to any outstanding Governmental Order (including any motion or petition therefor) that does or would restrict or impair the use of any material Royale Intellectual Property.

Section 5.12 Insurance.  Section 5.12 of the Royale Disclosure Schedules sets forth a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance maintained by the Royale Parties and relating to the assets, business, operations, employees, officers and directors of each Royale Party (collectively, the “Royale Insurance Policies”) and true and complete copies of such Insurance Policies have been made available to Matrix. The Royale Insurance Policies are in full force and effect with respect to the period covered. The Royale Parties have not received any written notice of cancellation of or materially adverse alteration of coverage under, any of such Royale Insurance Policies. All premiums or installment payments of premiums due on such Royale Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each Insurance Policy. All such Royale Insurance Policies are valid and binding in accordance with their terms. Except as set forth on Section 5.12 of the Royale Disclosure Schedules, there are no material claims related to the business of any Royale party pending under any such Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. The Royale Parties are not in material default under, and has not otherwise failed to comply with, in any material respect, any provision contained in any such Royale Insurance Policy.
Section 5.13  Legal Proceedings; Governmental Orders.
(a) There are no Actions pending or, to each Royale Party’s Knowledge, threatened (a) against or by the Royale Parties affecting any of its properties or assets; or (b) against or by the Royale Parties that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.
(b) There are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against or affecting any Royale Party or any of their properties or assets. The Royale Parties are in compliance with the terms of each Governmental Order set forth in Section 5.13(b) of the Royale Disclosure Schedules.  No event has occurred or circumstances exist that may constitute or result in (with or without notice or lapse of time) a violation of any such Governmental Order.

Section 5.14 Compliance With Laws; Permits.  Except as set forth in Section 5.14(a) of the Royale Disclosure Schedules, the Royale Parties have complied, and are now complying, with all Laws applicable to it or its business, properties or assets, in each case, except as would not reasonably be expected to have a Royale Material Adverse Effect.
(a) All material Permits required for the Royale Parties to conduct their business have been obtained by it and are valid and in full force and effect. The Royale Parties are in compliance, in all material respects, with the terms of such material Permits No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any material Permit except as would not reasonably be expected to have a Royale Material Adverse Effect.
Section 5.15 Environmental Laws.  The Royale Parties and their Subsidiaries (i) are in compliance with all Environmental Laws, (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Royale Material Adverse Effect.
Section 5.16 Employee Benefit Matters.  Section 5.16 of the Royale Disclosure Schedules lists each Employee Benefit Plan that each Royale Party or any ERISA Affiliate maintains or to which each Royale Party or any ERISA Affiliate contributes or is a participating employer (collectively, the “Royale Benefit Plans”).  With respect to each Royale Benefit Plan, the Royale Parties have delivered to Royale true and complete copies of all plan documents and summary plan descriptions, the most recent determination letter (or opinion letter) received from the Internal Revenue Service, the most recent Form 5500 Annual Reports, and all related trust agreements associated with such Royale Benefit Plan.
(a) Each Royale Benefit Plan (and each related trust, insurance contract or fund) has been administered and operated in material compliance with the terms of the applicable controlling documents and with the applicable provisions of ERISA, the IRC and all other Applicable Laws, except as would not reasonably be expected to have a Royale Material Adverse Effect.  Each Royale Benefit Plan (including any material amendments thereto) that is capable of approval by, or registration for or qualification for special tax status with, the appropriate taxation, social security or supervisory authorities in the relevant jurisdiction has received such approval, registration or qualification or there remains a period of time in which to obtain such approval, registration or qualification retroactive to the date of any material amendment that has not previously received such approval, registration or qualification.
(b) Except as would not reasonably be expected to have a Royale Material Adverse Effect, all required reports, descriptions and disclosures have been filed or distributed appropriately and in accordance with applicable Law with respect to each Royale Benefit Plan.  The requirements of Part 6 of Subtitle B of Title I of ERISA and of Section 4980B of the IRC have been met with respect to each Royale Benefit Plan that is a group health plan.
(c) All contributions (including all employer contributions and employee salary reduction contributions) that are due and owing have been paid to each Royale Benefit Plan (or related trust or held in the general assets of any Royale Party or one or more ERISA Affiliates or accrued, as appropriate), and all contributions for any period ending on or before the Closing Date that are not yet due have been paid to each Royale Benefit Plan or accrued in accordance with the past custom and practice of the Royale Parties and the ERISA Affiliates.  All premiums or other payments for all periods ending on or before the Closing Date have been paid with respect to each Royale Benefit Plan that is an Employee Welfare Benefit Plan.

(d) Each Royale Benefit Plan that is an Employee Pension Benefit Plan and that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the IRC meets such requirements and has either received or applied for (or has time remaining to apply for) a favorable determination letter (or, in the case of a prototype plan, an opinion letter) from the Internal Revenue Service within the applicable remedial amendment periods.
(e) No Royale Benefit Plan, or Employee Benefit Plan maintained, sponsored or contributed to by any Royale Party or ERISA Affiliate in the six year period preceding the Closing Date is or has been subject to the minimum funding requirements of Section 412 of the IRC or subject to Title IV of ERISA.
(f) None of the Royale Benefit Plans promises or provides retiree medical, health or life insurance or other welfare type benefits for current or future retired or terminated employees, their spouses or their dependents (other than in accordance with Section 4980B of the IRC) that cannot be unilaterally terminated by a Royale Party or an ERISA Affiliate.
(g) Each Royale Benefit Plan has been administered in accordance with its terms, except as would not reasonably be expected to have a Royale Material Adverse Effect.  No Royale Party nor any ERISA Affiliate has entered into any agreement, arrangement or understanding, whether written or oral, with any trade union, works council or other employee representative body or any number or category of its employees that would prevent, restrict or impede the implementation of any layoff, redundancy, severance or similar program within its or their respective workforces (or any part of them).
(h) There are no unresolved claims or disputes under the terms of, or in connection with, any Royale Benefit Plan (other than routine undisputed claims for benefits), and no action, legal or otherwise, has been commenced with respect to any such claim or dispute, except, in each case, as would not reasonably be expected to have a Royale Material Adverse Effect.
(i) With respect to each Royale Benefit Plan that Royale or any ERISA Affiliate maintains or to which any of them contributes:
(i) To the Knowledge of each Royale Party, there have been no “prohibited transaction,” as such term is defined in Section 406 of ERISA or Section 4975 of the IRC, with respect to any such Royale Benefit Plan that would subject any Royale Party or ERISA Affiliate to a tax or penalty imposed pursuant to Section 4975 of the IRC or Section 502(c), (i) or (l) of ERISA.
(ii) No Royale Party nor, to the Knowledge of any Royale Party, any ERISA Affiliate (by way of indemnification, directly or otherwise) has any liability or penalty under Sections 4976 through 4980 of the IRC or Title I of ERISA with respect to any Royale Benefit Plan.
(iii) No action, suit, proceeding, hearing or investigation with respect to the administration or the investment of the assets of any Royale Benefit Plan (other than routine claims for benefits) is pending or, to the Knowledge of any Royale Party, threatened, and to the Knowledge of any Royale Party, there is no basis for any such action, suit, proceeding, hearing or investigation, except, in each case, as would not reasonably be expected to have a Royale Material Adverse Effect.
(j) Neither the execution and delivery of this Agreement or any other Transaction Document to which the Royale Parties are a party nor the Merger will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any officer, director or employee of any Royale Party; (ii) materially increase any benefits otherwise payable by the Royale Parties; or (iii) result in the acceleration of the time of payment or vesting of any such benefits.
(k) No Royale Benefit Plan is funded with or allows for payments or distributions in any employer security of the Royale Parties, including, but not limited to, employer securities as defined in Section 407(d)(1) of ERISA, or employer real property as defined in Section 407(d)(2) or ERISA.
Section 5.17  Employment Matters.
(a) Section 5.17(a) of the Royale Disclosure Schedules contains a list of all persons who are employees of the Royale Parties as of the date hereof, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate; (v) commission, bonus or other incentive-based compensation; and (vi) a description of the fringe benefits provided to each such individual as of the date hereof.
(b) Except as set forth in Section 5.17(b) of the Royale Disclosure Schedules, The Royale Parties are not, and have not been for the past three (3) years, a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a Union, and there is not, and has not been for the past three (3) years, any Union representing or purporting to represent any employee of the Royale Parties, and, to each Royale Party’s Knowledge, no Union or group of employees is seeking to organize employees for the purpose of collective bargaining. Except as set forth in Section 5.17(b) of the Royale Disclosure Schedules, to the Knowledge of each Royale Party, there has been no threat of  any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting the Royale Parties or any of their employees.
(c) Except as would not reasonably be expected to have a Royale Material Adverse Effect, the Royale Parties are in compliance with all applicable Laws pertaining to employment and employment practices to the extent they relate to employees of the Royale Parties, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance. All individuals characterized and treated by the Royale Parties as independent contractors or consultants are properly treated as independent contractors under all applicable Laws, except as would not reasonably be expected to have a Royale Material Adverse Effect. All employees of the Royale Parties classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified, except as would not reasonably be expected to have a Royale Material Adverse Effect. Except as set forth in Section 5.17(c) of the Royale Disclosure Schedules, there are no Actions against any Royale Party pending, or to each Royale Party’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former applicant, employee, consultant or independent contractor of the Royale Parties, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wage and hours or any other employment-related matter arising under applicable Laws.

Section 5.18 Taxes.  Except as set forth in Section 5.18 of the Royale Disclosure Schedules:
(a) All Tax Returns required to be filed on or before the Closing Date by the Royale Parties have been, or will be, timely filed. All Taxes due and owing by the Royale Parties (whether or not shown on any Tax Return) have been, or will be, timely paid.
(b) The Royale Parties have withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder or other party, and complied with all information reporting and backup withholding provisions of applicable Law.
(c) No claim has been made by any taxing authority in any jurisdiction where Royale or any of its Subsidiaries do not file Tax Returns that it is, or may be, subject to Tax by that jurisdiction.
(d) No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of Royale or any of its Subsidiaries.
(e) The amount of the Royale’s Liability for unpaid Taxes for all periods ending on or before December 31, 2015, does not, in the aggregate, exceed the amount of accruals for Taxes (excluding any accrual for Taxes with respect to timing differences between financial accounting income and taxable income) reflected on the Royale Financial Statements. The amount of the Royale’s Liability for unpaid Taxes for all periods following the end of the recent period covered by the Royale Financial Statements shall not, in the aggregate, exceed the amount of accruals for Taxes (excluding any accrual for Taxes with respect to timing differences between financial accounting income and taxable income) as adjusted for the passage of time in accordance with the past custom and practice of Royale (and which accruals shall not exceed comparable amounts incurred in similar periods in prior years).
(f) Section 5.18(f) of the Royale Disclosure Schedules sets forth:
(i) the taxable years of  Royale as to which the applicable statutes of limitations on the assessment and collection of Taxes have not expired;
(ii) those years for which examinations by the taxing authorities have been completed; and
(iii) those taxable years for which examinations by taxing authorities are presently being conducted.
(g) All deficiencies asserted, or assessments made, in writing against the Royale Parties as a result of any examinations by any taxing authority have been fully paid or otherwise finally resolved.
(h) The Royale Parties are not a party to any Action by any taxing authority. There are no pending or threatened Actions by any taxing authority.
(i) The Royale Parties have delivered to Matrix copies of all federal, state, local and foreign income, franchise and similar Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by, Royale or any of its Subsidiaries for all Tax periods ending after January 1, 2014.
(j) There are no Encumbrances for Taxes (other than for current Taxes not yet due and payable) upon the assets of the Royale Parties.

(k) The Royale Parties are not a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement (other than any agreement entered into in the ordinary course of business with incidental tax provisions, such as loan agreements, leases, and hedging contracts).
(l) No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any taxing authority with respect to the Royale Parties.
(m) Royale has not been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes. Royale  has no Liability for Taxes of any Person (other than the Royale Parties) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Law), as transferee or successor, by contract or otherwise (other than pursuant to any agreement entered into in the ordinary course of business with incidental tax provisions, such as loan agreements, leases, and hedging contracts).
(n) The Royale Parties will not be required to include any item of income in, or exclude any item or deduction from, taxable income for taxable period or portion thereof ending after the Closing Date as a result of:
(i) any change in a method of accounting under Section 481 of the IRC (or any comparable provision of state, local or foreign Tax Laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date;
(ii) an installment sale or open transaction occurring on or prior to the Closing Date;
(iii) a prepaid amount received on or before the Closing Date;
(iv) any closing agreement under Section 7121 of the IRC, or similar provision of state, local or foreign Law; or
(v) any election under Section 108(i) of the IRC.

(o) None of the Royale Stockholders owning more than 5% of the number of shares of Royale Common Stock outstanding immediately before the Royale Merger is a “foreign person” within the meaning of Treasury Regulation Section 1.1445-2(b).
(p) Royale has not been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the IRC.
(q) Each Royale Party is not, and has not been, a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the IRC and Treasury Regulations Section 1.6011-4(b).
(r) Within the last three (3) years, Royale has not owned any material assets located outside the United State or conducted a material trade or business outside the United States.
(s) Each Royale Party is not an investment company as defined in Section 351(e)(1) of the IRC.
(t) Each Royale Party is not under the jurisdiction of a court in a title 11 or similar case within the meaning of Sections 351(e)(2) and 368(a)(3)(A) of the IRC.
Section 5.19 Books and Records.  The minute books and stock record books of the Royale Parties, all of which have been made available to Matrix, are complete and correct and have been maintained in accordance with sound business practices. The minute books of the Royale Parties contain accurate and complete records of all meetings, and actions taken by written consent of, the Royale Stockholders, the Royale Board and any committees of the Royale Board, and no meeting, or action taken by written consent, of any such Royale Stockholders, Royale Board or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of the Royale Parties.

Section 5.20 Related Party Transactions.  Section 5.20 of the Royale Disclosure Schedules lists all Contracts between the Royale Parties and any executive officer or director of the Royale Parties or any person owning 5% or more of the Royale Common Stock (or any of such person’s immediate family members or Affiliates of such person) or by which any executive officer or director of a Royale Party or any person owning 5% or more of the Royale Common Stock (or any of such person’s immediate family members or Affiliates) has any interest in any property owned by the Royale Parties.
Section 5.21 Brokers.  Except for any fee which may become due to Northland Capital Markets on completion of the Merger, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Document based upon arrangements made by or on behalf of the Royale Parties.
Section 5.22 Legal Proceedings.  There are no Actions pending or, to the Royale Parties’ Knowledge, threatened against or by any Royale Party or any of their respective Affiliates that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. To the Knowledge of each Royale Party, no event has occurred or circumstances exist that may give rise or serve as a basis for any such Action.
Section 5.23 Registration Statement.  None of the information included or incorporated by reference in the Registration Statement to be filed pursuant to Section 6.03, its letter to the stockholders, notice of meeting, proxy statement and forms of proxy, to be filed with the SEC in connection with the Merger, will, at the date it is first mailed to Royale’s stockholders or at the time of Royale Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Royale Parties with respect to statements made or incorporated by reference therein based on information supplied by Matrix expressly for inclusion or incorporation by reference in the Registration Statement. The Registration Statement will comply as to form in all material respects with the requirements of the Exchange Act.
Section 5.24 Opinion of Financial Advisor.  Royale has received the opinion of Northland Capital Markets, dated as of the date of this Agreement, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the terms of the Mergers are fair from a financial point of view to Royale and its shareholders, and such opinion has not been rescinded or revoked.
Section 5.25 No Other Representations or Warranties.  Except for the representations and warranties contained in this ARTICLE V or expressly set forth in any Exchange Agreement, no Royale Party nor any other Person makes any other express or implied representation or warranty on behalf of any Royale Party or any of their affiliates in connection with this Agreement or the transactions contemplated hereby.

ARTICLE VI
Covenants
Section 6.01 Conduct of Business Prior to the Closing.  From the date hereof until the Closing, except as otherwise provided in this Agreement or consented to in writing by the parties (which consent shall not be unreasonably withheld or delayed), each of Royale, Matrix and its Subsidiaries shall (x) conduct the business of each respective Constituent Corporation in the ordinary course of business consistent with past practice; and (y) use reasonable best efforts to maintain and preserve intact the current organization, business and franchise of each respective Constituent Corporation and to preserve the rights, franchises, goodwill and relationships of its employees, customers, lenders, suppliers, regulators and others having business relationships with each respective Constituent Corporation. Without limiting the foregoing, from the date hereof until the Closing Date, each respective Constituent Corporation shall:
(a) preserve and maintain all of its Permits;
(b) pay its debts, Taxes and other obligations when due;
(c) maintain the properties and assets owned, operated or used by it in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear;
(d) not (i) amend or propose to amend the Matrix Charter Documents, with respect to Matrix, or the Royale Charter Documents, with respect to Royale, (ii)  split, combine, subdivide or reclassify any outstanding Shares, (iii) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, or make any other distribution in respect of any Shares, except for (A) dividends by a direct or wholly-owned Subsidiary of the applicable Person to its parent, (B) with respect to Matrix, distributions in the amount necessary for any Tax obligations of the Matrix Stockholders, or (iv) repurchase, redeem or otherwise acquire, or modify or amend, any Shares or any other securities or any rights, warrants or options to acquire any such Shares or other securities except, with respect to each of the foregoing, the issuance of securities upon the exercise of outstanding options, warrants, rights, or upon the conversion of outstanding securities;
(e) not, nor shall it permit any of its Subsidiaries to (i) redeem, purchase, acquire or offer to purchase or acquire any Shares or any options, warrants or rights to acquire any of its Shares or any security convertible into or exchangeable for its Shares, (ii) make any acquisition of any capital stock, assets or businesses of any other Person other than expenditures for current assets in the ordinary course of business consistent with past practice and expenditures for fixed or capital assets in the ordinary course of business consistent with past practice, (iii) sell, pledge, dispose of or encumber any assets or businesses that are material to the Royale or Matrix, as applicable, or its Subsidiaries, except, with respect to each of the foregoing, (A) sales, leases, rentals and licenses in the ordinary course of business consistent with past practice, (B) pursuant to Contracts that are in force at the date of this Agreement and are disclosed in the Disclosure Schedules or the Royale Disclosure Schedules, as applicable, (C) dispositions of obsolete or worthless assets, (D) the transfer of the partnership interests of Matrix Royalty prior to the Closing to exclude Matrix Royalty from the transactions contemplated by this Agreement, and (E) the transfer of legal title to direct working interests in oil and gas or mineral properties held by Royale for the benefit of third parties to Royale’s wholly owned Subsidiary, Royale DWI Interests, LLC, or (iv) enter into any Contract with respect to any of the foregoing items (i) through (iii);
(f) not, nor shall it permit any of its Subsidiaries to (i) issue, sell, pledge, grant or dispose of, or agree to issue, sell, pledge, grant or dispose of, any equity awards under any Matrix Benefit Plans, with respect to Matrix, or Royale Benefit Plans, with respect to Royale, incentive plans, or any additional Shares (except, with respect to Royale, shares issuable to officers and directors as compensation for services pursuant to the agreements described in the registration statement on Form S-8 filed with the SEC by Royale on April 16, 2016), or any options, warrants or rights of any kind to acquire any Shares, or of any debt or equity securities convertible into or exchangeable for its Shares, or (ii) incur or assume any indebtedness for borrowed money or guarantee any indebtedness or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Matrix or Royale, respectively, or any of its applicable Subsidiaries; except each of Royale and Matrix may from time to time, borrow, repay and reborrow under its revolving credit facility, and pledge their properties, issue debt securities and amend, modify, increase, extend, replace or refinance such bank credit facility;
(g) not pay, discharge or satisfy any material claims, material liabilities or material obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction (i) of any such material claims, material liabilities or material obligations in the ordinary course of business consistent with past practice or (ii) of material claims, material liabilities or material obligations reflected or reserved against in, or contemplated by, the Financial Statements (or the notes thereto) or the Royale Financial Statements (or the notes thereto);
(h) not enter into, amend, modify or renew any employment, consulting, severance or similar contract with, pay any bonus or grant any material increase in salary, wage or other compensation or any increase in any employee benefit to, any of its directors, officers or employees, except in each such case (i) as may be required by applicable Law, or (ii) to satisfy obligations existing as of the date hereof pursuant to the terms of contracts that are in effect on the date hereof;
(i) except in the ordinary course of business, not materially modify or amend, or terminate any Material Contract, or waive, relinquish, release or terminate any material right or material claim, or enter into any contract that would have been a Material Contract if it had been in existence at the time of the execution of this Agreement;
(j) continue in full force and effect without modification all Insurance Policies, except as required by applicable Law;
(k) defend and protect its properties and assets from infringement or usurpation;
(l) perform all of its obligations under all Contracts relating to or affecting its properties, assets or business;
(m) maintain its books and records in accordance with past practice;
(n) comply in all material respects with all applicable Laws; and
(o) not take or permit any action that would cause any of the changes, events or conditions described in Section 4.08, with respect to Matrix, or described in Section 5.08, with respect to Royale, to occur.

Section 6.02  Access to Information; Confidentiality; No-Shop.
(a) Subject to applicable Law relating to the exchange of information, the parties shall afford to each other and the other’s accountants, counsel, financial advisors, and sources of financing reasonable access during normal business hours with reasonable notice, throughout the period from the date hereof until the later of the Royale Merger Effective Time or the Matrix Merger Effective Time, to all of their respective properties, books, contracts and records (including, but not limited to, Tax Returns) and, during such period, shall furnish promptly (i) a copy of each report, schedule and other document filed or received by any of them pursuant to the requirements of federal or state securities Laws or filed by any of them with the SEC in connection with the transactions contemplated by this Agreement, such other information concerning its businesses, properties and personnel as any party shall reasonably request, and will use reasonable efforts to obtain the reasonable cooperation of its officers, employees, counsel, accountants, consultants and financial advisors in connection with the review of such other information by the parties and their respective representatives.
(b) Royale and Matrix shall comply with, and shall cause their respective Representatives to comply with, their respective obligations under the letter of intent dated July 20, 2016, between Royale and Matrix (the “Letter of Intent”) with respect to the treatment of Confidential Information (as defined in the Letter of Intent).  During the Exclusive Period (as defined in the Letter of Intent), Matrix will comply with its obligations under the no-shop provisions of Section 2 thereof, and Royale will comply with its obligations under the no-shop provisions of Section 3 thereof; provided that following public announcement of a proposed Transaction (as defined in the Letter of Intent) involving Royale and Matrix, the provisions of the Letter of Intent restricting disclosure of the fact that the parties are in discussions regarding a Transaction shall no longer apply.
Section 6.03  Registration Statement; Approval by Royale’s Stockholders.
(a) Royale shall file with the Securities and Exchange Commission (the “SEC”) and any state securities regulatory agency where required a Registration Statement on Form S-4 to register the common stock of Royale to be issued as Merger Consideration and to provide Proxy Statement/Prospectus to Royale’s stockholders seeking approval of the Merger.  Royale, with the cooperation of Matrix, shall use its reasonable best efforts to make effective the Registration Statement on Form S-4, and once effective use the Proxy Statement/Prospectus to solicit proxies and conduct a meeting of Royale’s stockholders to obtain the approval of its shareholders for the Merger.
(b) Without limiting the generality of the foregoing, Matrix will furnish Royale the information relating to it required by the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Registration Statement. Royale shall not file the Registration Statement or any amendment or supplement thereto without providing Matrix a reasonable opportunity to review and comment thereon (which comments shall be reasonably considered by Royale).  Each of the parties shall use reasonable best efforts to cause the Registration Statement and the Proxy Statement/Prospectus to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC.
(c) Each party hereto shall promptly furnish to the other party all information concerning such party and such party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 6.03. Royale shall use its reasonable best efforts to resolve, and each party agrees to consult and cooperate with the other party in resolving, all SEC comments with respect to the Registration Statement as promptly as practicable after receipt thereof and to cause the Registration Statement in definitive form to be cleared by the SEC and mailed to Royale’s stockholders as promptly as reasonably practicable following filing with the SEC. Royale shall as soon as reasonably practicable (i) notify Matrix of the receipt of any comments from the SEC with respect to the Registration Statement and any request by the SEC for any amendment to the Registration Statement or for additional information and (ii) provide Matrix with copies of all written correspondence between Royale and its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Registration Statement. Each of the parties shall use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to the stockholders of Royale and Matrix as promptly as practicable after the date on which the Registration Statement is declared effective under the Securities Act.
(d) Subject to the terms set forth in this Agreement, Royale shall take all action necessary to duly call, give notice of, convene and hold a special meeting of Royale stockholders to consider and vote on this Agreement, the Mergers and related transactions (the “Royale Stockholders Meeting”) as soon as reasonably practicable after the date of this Agreement, and, in connection therewith, Royale shall mail the Proxy Statement/Prospectus to the holders of Royale Common Stock in advance of such meeting. Royale shall use reasonable best efforts to (i) solicit from the holders of Royale Common Stock proxies, in compliance with all applicable laws, in favor of the adoption of this Agreement and approval of the Merger and (ii) take all other actions necessary or advisable to secure the vote or consent of the holders of Royale Common Stock required by applicable Law to obtain such approval. The Proxy Statement/Prospectus shall notify such Stockholders of their dissent and appraisal rights pursuant to Chapter 13 of the CCC and include a copy of Sections 1300, 1302, 1303 and 1304 of the CCC and all such other information as Matrix shall reasonably request, and shall be sufficient in form and substance to start the thirty (30) day period during which a Stockholder must demand appraisal of such Stockholder’s capital stock as contemplated by Section 1301 of the CCC. All materials submitted to the Stockholders in accordance with this Section 6.03(d) shall be subject to Matrix’s advance review and reasonable approval.  Royale shall keep Matrix updated with respect to proxy solicitation results as requested by Matrix.  Notwithstanding anything contained herein to the contrary, Royale shall not be required to hold Royale Stockholders Meeting if this Agreement is terminated before the meeting is held.
Section 6.04  Approval of Stockholders of Matrix.
(a) Subject to the terms set forth in this Agreement, Matrix shall take all action necessary to duly call, give notice of, convene and hold a special meeting of Matrix stockholder to consider and vote on this Agreement, the Mergers and related transactions (the “Matrix Stockholders Meeting”) as soon as reasonably practicable after the date of this Agreement, and, in connection therewith, Matrix shall mail the Proxy Statement/Prospectus to the holders of Matrix Common Stock in advance of such meeting. Matrix shall use reasonable best efforts to (i) solicit from the holders of Matrix Common Stock proxies, in compliance with all applicable laws, in favor of the adoption of this Agreement and approval of the Merger and (ii) take all other actions necessary or advisable to secure the vote or consent of the holders of Matrix Common Stock required by applicable Law to obtain such approval. The Proxy Statement/Prospectus shall notify such Stockholders of their dissent and appraisal rights pursuant to Chapter 13 of the CCC and include a copy of Sections 1300, 1302, 1303 and 1304 of the CCC and all such other information as Royale shall reasonably request, and shall be sufficient in form and substance to start the thirty (30) day period during which a Stockholder must demand appraisal of such Stockholder’s common stock as contemplated by Section 1301 of the CCC. All materials submitted to the Stockholders in accordance with this Section 6.04(a) shall be subject to Royale’s advance review and reasonable approval.  Matrix shall keep Royale updated with respect to proxy solicitation results as requested Royale.  Notwithstanding anything contained herein to the contrary, Matrix shall not be required to hold Matrix Stockholders Meeting if this Agreement is terminated before the meeting is held.
(b) Subject to the terms set forth in this Agreement, Matrix shall, and in its capacity as the general partner of the Matrix LPs shall cause each of the Matrix LPs to, take all action necessary to seek the written consent of the holders of the limited partnership interests in the Matrix LPs (the “Limited Partners”) to approve this Agreement and related transactions, including the applicable Exchange Agreement, (the “Requisite Partners’ Consent”) in accordance with the requirements of the applicable organizational documents, including the partnership agreement, of each Matrix LP and the California Uniform Limited Partnership Act of 2008, as amended, on or before the time of the Royale Stockholders Meeting, and, in connection therewith, Matrix shall cause each Matrix LP to mail the Proxy Statement/Prospectus to the Limited Partners as soon as reasonably practicable after the date of this Agreement. Matrix shall, and shall cause each of the Matrix LPs to, use reasonable best efforts to (i) solicit consents from the Limited Partners, in compliance with all applicable laws, in favor of the adoption of this Agreement, the applicable Exchange Agreement and approval of the Exchanges, and (ii) take all other actions necessary or advisable to secure the vote or consent of the Limited Partners required by applicable Law to obtain such approval. All materials submitted to the Limited Partners in accordance with this Section 6.04(b) shall be subject to Royale’s advance review and reasonable approval.  The Matrix shall, and shall cause each of the Matrix LPs to, keep Royale updated with respect to such consent solicitation results as requested Royale.  Notwithstanding anything contained herein to the contrary, the Matrix and the Matrix LPs shall not be required to deliver or continue solicitation of consents from the Limited Partners if this Agreement is terminated before the Royale Stockholders Meeting is held.

Section 6.05  Certain Pre-Merger Actions of Royale Parties.
(a) Parent, Royale Merger Sub and Matrix Merger Sub.  Royale will take all action necessary to cause each of Parent, Royale Merger Sub, Matrix Merger Sub and each of its Subsidiaries to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement. Until the Royale Merger Effective Time, Royale Merger Sub and Parent will not carry on any business or conduct any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters reasonably related hereto. Until the Matrix Merger Effective Time, Matrix Merger Sub will not carry on any business or conduct any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters reasonably related hereto.
(b) Royale Energy Direct Working Interest Trust.  Prior to the Merger, Royale will cause certain assets and liabilities related to the ownership of direct working interests in oil and gas properties which are held for the benefit of third parties to be transferred to a separate, wholly owned Subsidiary of Royale for the benefit of the third party working interest holders.

Section 6.06  Notice of Certain Events.
(a) From the date hereof until the Closing, Matrix shall promptly notify Royale in writing of:
(i) any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Matrix Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by Matrix hereunder not being true and correct, or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 8.01 or 8.02 to be satisfied;
(ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;
(iii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and
(iv) any Actions commenced or, to Matrix’s Knowledge, threatened against, relating to or involving or otherwise affecting Matrix that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.16 or that relates to the consummation of the transactions contemplated by this Agreement
(b) From the date hereof until the Closing, Royale shall promptly notify Matrix in writing of:
(i) any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Royale Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by any of the Royale Parties hereunder not being true and correct, or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 8.01 or 8.03 to be satisfied;
(ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;
(iii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and
(iv) any Actions commenced or, to the Knowledge of any of the Royale Parties, is threatened against, relating to or involving or otherwise affecting any of the Royale Parties that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 5.13 or that relates to the consummation of the transactions contemplated by this Agreement.
(c) The receipt of information by any Party pursuant to this Section 6.06 shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by any other Party in this Agreement  and shall not be deemed to amend or supplement the Disclosure Schedules or the Royale Disclosure Schedules.

Section 6.07 Public Announcements.  In connection with the execution and delivery of this Agreement, Royale and Matrix shall issue a joint press release mutually agreed to by Matrix and Royale.  Royale, in its discretion, shall be entitled to convene an investor conference call in conjunction with the issuance of such press release.  Except for the press release and such conference call, no party shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to this Agreement, the Mergers, the Ancillary Documents, the Exchanges, or the other transactions contemplated hereby without the prior written consent of the other parties (which consent shall not be unreasonably withheld or delayed), except as may be required by Law, including applicable SEC requirements, applicable fiduciary duties or by any applicable listing agreement with a mutually agreed national securities exchange (in which case such party shall not issue or cause the publication of such press release or other public statement without prior consultation with the other party).
Section 6.08  Governmental Approvals and Consents.
(a) Each party hereto shall, as promptly as possible, (i) make, or cause or be made, all filings and submissions  required under any Law applicable to such party or any of its Affiliates; and (ii) use reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the Ancillary Documents. Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.
(b) Matrix and Royale shall use reasonable best efforts to give all notices to, and obtain all consents from, all third parties that are described in Section 4.03 and Section 5.03 of the Disclosure Schedules or the Royale Disclosure Schedules, as applicable.
(c) Without limiting the generality of the parties’ undertakings pursuant to subsections (a) and (b) above, each of the parties hereto shall use all reasonable best efforts to:
(i) respond to any inquiries by any Governmental Authority regarding antitrust or other matters with respect to the transactions contemplated by this Agreement or any Ancillary Document;
(ii) avoid the imposition of any order or the taking of any action that would restrain, alter or enjoin the transactions contemplated by this Agreement or any Ancillary Document; and
(iii) in the event any Governmental Order adversely affecting the ability of the parties to consummate the transactions contemplated by this Agreement or any Ancillary Document has been issued, to have such Governmental Order vacated or lifted.
(d) All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either party before any Governmental Authority or the staff or regulators of any Governmental Authority, in connection with the transactions contemplated hereunder (but, for the avoidance of doubt, not including any interactions between Matrix or the Royale Parties and Governmental Authorities in the ordinary course of business, any disclosure which is not permitted by Law or any disclosure containing confidential information) shall be disclosed to the other party hereunder in advance of any filing, submission or attendance, it being the intent that the parties will consult and cooperate with one

(e) another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals. Each party shall give notice to the other party with respect to any meeting, discussion, appearance or contact with any Governmental Authority or the staff or regulators of any Governmental Authority, with such notice being sufficient to provide the other party with the opportunity to attend and participate in such meeting, discussion, appearance or contact.
(f) Notwithstanding the foregoing, nothing in this Section 6.08 shall require, or be construed to require, Matrix or Royale or any of their Affiliates to agree to (i) sell, hold, divest, discontinue or limit, before or after the Closing Date, any assets, businesses or interests of Royale, Matrix or any of their respective Affiliates; (ii) any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses or interests which, in either case, could reasonably be expected to result in a Matrix Material Adverse Effect or a Royale Material Adverse Effect, or which would materially and adversely impact the economic or business benefits to Parent, Matrix, Royale or their respective stockholders, of the transactions contemplated by this Agreement; or (iii) any material modification or waiver of the terms and conditions of this Agreement.
Section 6.09  Directors’ and Officers’ Indemnification and Insurance.
(a) Royale Merger.  Royale, Parent and Royale Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation by Royale now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Royale Effective Time an officer or director of Royale (each a “Royale Indemnified Party”) as provided in Royale Charter Documents or the CCC, in each case as in effect on the date of this Agreement, or pursuant to any other Contracts in effect on the date hereof and disclosed in Section 6.09 of the Royale Disclosure Schedules, as applicable, shall be assumed by the Parent and Royale as the surviving corporation in the Royale Merger, without further action, at the Royale Merger Effective Time and shall survive the Royale Merger and shall remain in full force and effect in accordance with their terms, and, in the event that any proceeding is pending or asserted or any claim made during such period, until the final disposition of such proceeding or claim.
(b) Matrix Merger.  Matrix, Parent and Matrix Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation by Matrix now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Matrix Merger Effective Time an officer or director of Matrix (each an “Matrix Indemnified Party”) as provided in Matrix Charter Documents or the CCC, in each case as in effect on the date of this Agreement, or pursuant to any other Contracts in effect on the date hereof and disclosed in Section 6.09 of the Disclosure Schedules, shall be assumed by the Parent and Matrix as the surviving corporation in the Matrix Merger, without further action, at the Matrix Merger Effective Time and shall survive the Matrix Merger and shall remain in full force and effect in accordance with their terms, and, in the event that any proceeding is pending or asserted or any claim made during such period, until the final disposition of such proceeding or claim.
(c) For six (6) years after the Matrix Merger Effective Time and the Royale Merger Effective Time, to the fullest extent permitted under applicable Law, Parent, Royale and Matrix (the “D&O Indemnifying Parties”) shall indemnify, defend and hold harmless each Royale Indemnified and each Matrix Indemnified Party (each a “D&O Indemnified Party”) against all losses, claims, damages, liabilities, fees, expenses, judgments and fines arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Matrix Merger Effective Time and the Royale Merger Effective Time (including in connection with the transactions contemplated by this Agreement), and shall reimburse each D&O Indemnified Party for any legal or other expenses reasonably incurred by such D&O Indemnified Party in connection with

(d) investigating or defending any such losses, claims, damages, liabilities, fees, expenses, judgments and fines as such expenses are incurred, subject to the receipt by the D&O Indemnifying Parties of an undertaking by such D&O Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such D&O Indemnified Party is not entitled to be indemnified under applicable Law; provided, however, that the D&O Indemnifying Parties will not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld or delayed).
(e) Prior to the Closing, Matrix shall obtain and fully pay for “tail” insurance policies with a claims period of at least six (6) years from the Matrix Merger Effective Time with at least the same coverage and amount and containing terms and conditions that are not less advantageous to the D&O Indemnified Parties existing policies with respect to claims arising out of or relating to events which occurred before or at the Matrix Merger Effective Time and the Royale Merger Effective Time (including in connection with the transactions contemplated by this Agreement) (the “D&O Tail Policy”). Each party shall bear the cost of the D&O Tail Policy for its D&O Indemnified Parties. During the term of the D&O Tail Policy, Parent shall not (and shall not cause Royale and Matrix as the surviving corporation of the Mergers to) take any action following the Closing to cause the D&O Tail Policy to be cancelled or any provision therein to be amended or waived; provided, that none of Parent, Royale (as surviving corporation in the Royale Merger), Matrix (as the surviving corporation of the Matrix Merger) nor any their Affiliates shall be obligated to pay any premiums or other amounts in respect of such D&O Tail Policy.
(f) The obligations of Parent, Royale and Matrix ( as well as the obligations of the surviving corporation of the Royale Merger and the surviving corporation of the Matrix Merger) under this Section 6.09 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party to whom this Section 6.09 applies without the consent of such affected D&O Indemnified Party (it being expressly agreed that the D&O Indemnified Parties to whom this Section 6.09 applies shall be third-party beneficiaries of this Section 6.09, each of whom may enforce the provisions of this Section 6.09).
(g) In the event that Parent, Royale or Matrix (whether prior to the applicable Effective Time or as the surviving corporation of the Mergers) or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Royale or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 6.09. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any D&O Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the respective D&O Indemnified Parties, it being understood and agreed that the indemnification provided for in this Section 6.09 is not prior to, or in substitution for, any such claims under any such policies.

Section 6.10 Exemption From Liability Under Section 16(b).  Royale and Matrix shall cause their respective boards of directors and the board of directors of Parent to adopt prior to the Royale Merger Effective Time and the Matrix Merger Effective Time such resolutions as may be required to, and shall otherwise use reasonable efforts to, exempt the transactions contemplated by this Agreement from the provisions of Section 16(b) of the Exchange Act to the maximum extent permitted by Law. Matrix shall use reasonable efforts to provide the information to Royale required in connection with the adoption of such resolutions to exempt the transactions contemplated by this Agreement from the provisions of Section 16(b) of the Exchange Act to the maximum extent permitted by Law.
Section 6.11 Closing Conditions.  From the date hereof until the Closing, each party hereto shall use reasonable best efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in ARTICLE VIII hereof.
Section 6.12 Subsequent Filings.  Until the earlier of the Royale Merger Effective Time or the termination of this Agreement, Royale will timely file with the SEC each form, report and document required to be filed by Royale under the Exchange Act.  As of their respective dates, none of such reports shall contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The audited consolidated financial statements and unaudited interim financial statements of Royale included in such reports shall be prepared in accordance with United States generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto) and shall present fairly, in all material respects, the financial position of Royale and its consolidated Subsidiaries as at the dates thereof and the results of their operations and changes in financial position for the periods then ended.

Section 6.13 Stockholder Litigation.  Royale shall promptly advise Matrix orally and in writing of any shareholder litigation commenced against Royale and/or its directors relating to this Agreement, the Royale Merger, the Matrix Merger and/or the transactions contemplated by this Agreement or the Ancillary Documents and shall keep Matrix fully informed regarding any such shareholder litigation. Royale shall give Matrix the opportunity to consult with Royale regarding the defense or settlement of any such shareholder litigation, shall give due consideration to the advice of Matrix with respect to such shareholder litigation.
Section 6.14 Takeover Statutes.  If any “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Law becomes or is deemed to be applicable to Matrix, any of the Royale Parties, the Merger or any other transaction contemplated by this Agreement, then each of Matrix, the Royale Parties and their respective board of directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover Law inapplicable to the foregoing.
Section 6.15 Listing on National Securities Exchange.  Royale, Matrix and the Parent shall each use their reasonable best efforts to have the Parent Common Stock to be issued in connection with the Merger and the Exchanges, the Parent Common Stock to be issued upon conversion of the Series B Preferred Stock to be issued in connection with the Debt Exchange, and Parent Common Stock to be issued upon exercise of outstanding warrants and options to purchase Royale Common Stock, which warrants will become exercisable to purchase Parent Common Stock upon effectiveness of the Royale Merger, listed or approved for listing upon notice of issuance on a national securities exchange.
Section 6.16  Further Assurances.
(a)  At and after the Royale Merger Effective Time, the officers and directors of the Royale, as the surviving corporation of the Royale Merger, shall be authorized to execute and deliver, in the name and behalf of Royale or Royale Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Royale or Royale Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the surviving corporation of the Royale Merger any and all right, title and interest in, to and under any of the rights, properties or assets of Royale acquired or to be acquired by the surviving corporation as a result of, or in connection with, the Royale Merger.
(b) At and after the Matrix Merger Effective Time, the officers and directors of Matrix, as the surviving corporation of the Matrix Merger, shall be authorized to execute and deliver, in the name and behalf of Matrix or Matrix Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Matrix or Matrix Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the surviving corporation of the Matrix Merger any and all right, title and interest in, to and under any of the rights, properties or assets of Matrix acquired or to be acquired by the surviving corporation as a result of, or in connection with, the Matrix Merger.

Section 6.17  Reserved.
Section 6.18  Certain Tax Matters.
(a) Parent, Royale and Matrix shall each use their reasonable best efforts to cause the Mergers and Exchanges (“Contributions”) to qualify as a tax-deferred capital contribution within the meaning of Section 351 of the I.R.C., and before or after the Matrix Merger Effective Time and the Royale Merger Effective Time, none of Parent, Royale, or Matrix shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could cause the Contributions to fail to qualify under Section 351 of the I.R.C.
(b) Parent, Royale and Matrix shall comply with the record keeping and information reporting requirements set forth in U.S. Treasury Regulation Section 1.351-3.
(c) Royale and Matrix shall each use its reasonable best efforts to obtain the Tax opinions set forth in Sections 8.02(g) and 8.03(f).
(d) Officers of Royale and Matrix shall execute and deliver to Strasburger & Price, LLP, Tax counsel for Royale, and Porter Hedges LLP, Tax counsel for Matrix, certificates substantially in the form agreed to by the parties and such law firms at such time or times as may reasonably be requested by such law firms, including prior to the time the Registration Statement is declared effective by the SEC and the Matrix Merger Effective Time and the Royale Merger Effective Time, in connection with such Tax counsel’s respective delivery of opinions pursuant to Sections 8.02(g) and 8.03(f).  Each of Royale and Matrix shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the certificates described in this Section 6.18.
(e) For federal income tax purposes, Parent, Royale, and Matrix shall treat:
(i) the Matrix Stockholders as the owners of the Matrix Common Stock surrendered by them in the Matrix Merger through the close of the day on which the Matrix Merger Effective Time occurs;
(ii) the Royale Stockholders as the owners of the Royale Shares surrendered by them in the Royale Merger through the close of the day on which the Royale Merger Effective Time occurs;
(iii) the Matrix LP Holders as the owners of their respective limited partnership interests in the Matrix LPs surrendered by them in the LP Exchanges through the close of the Closing Date for the applicable LP Exchange Agreement;
(iv) the Matrix Operator Holders as the owners of the shares of capital stock of Matrix Operator surrendered by them in the Matrix Operator Stock Exchange through the close of the Closing Date for the Matrix Operator Stock Exchange Agreement;
(v) each Matrix LP as terminating pursuant to Section 708 of the IRC as of the close of the Closing Date for the applicable LP Exchange Agreement, and
(vi) the Matrix Operator as an S corporation through the close of the Closing Date for the Matrix Operator Stock Exchange Agreement (on which date its taxable year shall end ), and as a C corporation eligible to join in filing a consolidated federal income tax return with Parent commencing at the beginning of the day following such Closing Date.
Section 6.19 Matrix Senior Indebtedness.  Parent, Royale and Matrix shall use reasonable best efforts to obtain the consent of the agent and lenders under Matrix’s Term Loan Agreement, dated effective June 15, 2016 (the “Matrix Senior Indebtedness”, among Matrix, the other borrowers party thereto, the administrative agent party thereto, and the lenders from time to time party thereto, and any other consent under any related loan and security documents, to the transactions contemplated by this Agreement, and to cause Parent to assume all of the obligations of Matrix under the Matrix Senior Indebtedness and any related loan and security documents.  In the alternative, Parent, Royale and Matrix shall cause all obligations with respect to the Matrix Senior Indebtedness to be paid in full or otherwise refinanced pursuant to the terms thereof; provided, however, that if the Matrix Senior Indebtedness shall be refinanced under the terms of any form of new senior Indebtedness, then such new senior Indebtedness shall be on terms and conditions reasonably acceptable to Royale and Matrix.
ARTICLE VII
Tax Matters
Section 7.01  Tax Covenants.
(a) Without the prior written consent of Royale, prior to the Closing, Matrix, its Representatives and the Matrix Stockholders shall not make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of Matrix or Parent in respect of any Post-Closing Tax Period.
(b) Without the prior written consent of Matrix, prior to the Closing, Royale, its Representatives and the Royale Stockholders shall not make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of Royale or Parent in respect of any Post-Closing Tax Period.
(c) The Royale Parties and Matrix shall cooperate in the preparation, execution and filing of all Tax Returns or other documents with respect to all transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the Ancillary Documents (including any real property transfer Tax and any other similar Tax) that are required or permitted to be filed on or before the Matrix Merger Effective Time and the Royale Merger Effective Time.  Each of the Royale Parties and Matrix shall pay, without deduction from any amount payable to the Matrix Stockholders or the Royale Stockholders and without reimbursement from the other party, any such Taxes or fees imposed on it which become payable in connection with the Mergers.

Section 7.02 Termination of Existing Tax Sharing Agreements.  Any and all existing Tax sharing agreements (whether written or not) binding upon Matrix shall be terminated as of the Closing Date. After such date neither Matrix nor any of its Representatives shall have any further rights or liabilities thereunder.
Section 7.03  Tax Returns.
(a) Matrix shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed by it that are due on or before the Closing Date (taking into account any extensions), and shall timely pay all Taxes that are due and payable on or before the Closing Date (taking into account any extensions). Any such Tax Return shall be prepared in a manner consistent with past practice (unless otherwise required by Law).
(b) Parent shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed by Matrix after the Closing Date with respect to a pre-Closing Tax period and for any Straddle Period. Any such Tax Return shall be prepared in a manner consistent with past practice (unless otherwise required by Law) and, if it is an income or other material Tax Return, shall be submitted by Parent to Stockholder Representative (together with schedules, statements and, to the extent requested by Stockholder Representative, supporting documentation) at least 50 days prior to the due date (including extensions) of such Tax Return. If Stockholder Representative objects to any item on any such Tax Return that relates to a pre-Closing Tax period, it shall, within 20 days after delivery of such Tax Return, notify Parent in writing that it so objects, specifying with particularity any such item and stating the specific factual or legal basis for any such objection. If a notice of objection shall be duly delivered, Parent and Stockholder Representative shall negotiate in good faith and use their reasonable best efforts to resolve such items. If Parent and Stockholder Representative are unable to reach such agreement within ten days after receipt by Parent of such notice, the disputed items shall be resolved by mutually acceptable nationally recognized accounting firm (the “Independent Accountant”) and any determination by the Independent Accountant shall be final. The Independent Accountant shall resolve any disputed items within 30 days of having the item referred to it pursuant to such procedures as it may require. If the Independent Accountant is unable to resolve any disputed items before the due date for such Tax Return, the Tax Return shall be filed as prepared by Parent and then amended to reflect the Independent Accountant’s resolution. The costs, fees and expenses of the Independent Accountant shall be borne by Parent. The preparation and filing of any Tax Return of Matrix that does not relate to a pre-Closing Tax period or Straddle Period shall be exclusively within the control of Parent.
(c) For purposes of this ARTICLE VII, Johnny Jordan shall be the “Stockholder Representative” unless he earlier resigns or retires from such position, at which time a new Stockholder Representative shall be appointed by the Matrix Sellers formerly owning a majority of the Matrix Shares.
(d) None of Parent, Royale, and Matrix and their respective Affiliates shall file any amended return, carryback claim, or other adjustment request with respect to Royale, Matrix, the Matrix LPs, the Matrix Operator, or Matrix Pipeline, L.P. for any pre-Closing Tax period unless such action is required by Law or Governmental Order or unless such action is undertaken pursuant to the written consent of Royale and the Stockholder Representative, which consent shall not be unreasonably withheld or delayed.

Section 7.04 Straddle Period.  In the case of Taxes that are payable with respect to a taxable period that begins before and ends after the Closing Date (each such period, a “Straddle Period”), the portion of any such Taxes that are treated as Pre-Closing Taxes for purposes of this Agreement shall be:
(a) in the case of Taxes (i) based upon, or related to, income, receipts, profits, wages, capital or net worth, (ii) imposed in connection with the sale, transfer or assignment of property, or (iii) required to be withheld, deemed equal to the amount which would be payable if the taxable year ended with the Closing Date; and
(b) in the case of other Taxes, deemed to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire period.
Section 7.05 Contests.  Parent agrees to give written notice to Stockholder Representative of the receipt of any written notice by Matrix, Parent or any of Royale’s Affiliates which involves the assertion of any claim, or the commencement of any Action, with respect to Taxes for a pre-Closing Tax period (a “Tax Claim”).
Section 7.06 Cooperation and Exchange of Information.  The Stockholder Representative, Matrix and Parent shall provide each other with such cooperation and information as either of them reasonably may request of the others in filing any Tax Return pursuant to this ARTICLE VII or in connection with any audit or other proceeding in respect of Taxes of Matrix. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by tax authorities. Each of Stockholder Representative, Matrix and Parent shall retain all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of Matrix for any taxable period beginning before the Closing Date until the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by any of the other parties in writing of such extensions for the respective Tax periods. Prior to transferring, destroying or discarding any Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of Matrix for any taxable period beginning before the Closing Date, Stockholder Representative, Matrix or Parent (as the case may be) shall provide the other parties with reasonable written notice and offer the other parties the opportunity to take custody of such materials.
ARTICLE VIII
Conditions to Closing
Section 8.01 Conditions to Obligations of All Parties.  The obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:
(a) This Agreement and the Matrix Merger shall have been duly adopted and approved by the Requisite Matrix Vote in accordance with the CCC, and the applicable Exchange Agreements shall have been duly adopted and approved by the Requisite Exchange Approvals.
(b) This Agreement, the Royale Merger, the Matrix Merger and the issuance of Parent Common Stock pursuant to (i) the Royale merger, (ii) the Matrix Merger, (iii) the LP Exchange Agreement, (iv) the Matrix Operator Stock Exchange Agreement, and (v) the Debt Exchange Agreement, shall have been duly adopted and approved by the Requisite Royale Vote in accordance with the CCC and the DGCL.

(c) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.
(d) the Registration Statement shall be declared effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC and not concluded or withdrawn;
(e) the issuance of the shares of Parent Common Stock to be issued as the Capital Stock Consideration in connection with the Mergers and the Exchanges, including the shares of Parent Common Stock issuable on conversion of the Series B Preferred Stock to be issued in connection with the Debt Exchange Consideration, shall have been appropriately registered under the Securities Act and registered, qualified or qualified for exemption under applicable state securities Laws;
(f) Matrix shall have received all consents, authorizations, orders and approvals from the Governmental Authorities referred to in Section 4.02 in form and substance reasonably satisfactory to Royale and Matrix, and no such consent, authorization, order and approval shall have been revoked.
(g) Royale shall have received all consents, authorizations, orders and approvals from the Governmental Authorities referred to in Section 5.03, in each case, in form and substance reasonably satisfactory to Royale and Matrix, and no such consent, authorization, order and approval shall have been revoked.
(h) the respective certificates of incorporation of Parent, Royale Merger Sub and Matrix Merger Sub shall be in a form and substance acceptable to Royale and Matrix, each in its reasonable discretion at the Royale Merger Effective Time and the Matrix Merger Effective Time.
Section 8.02 Conditions to Obligations of Royale Parent, Royale Merger Sub and Matrix Merger Sub.  The obligations of Royale, Parent, Royale Merger Sub and Matrix Merger Sub to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Royale’s waiver, at or prior to the Closing, of each of the following conditions:
(a) Other than the representations and warranties of Matrix contained in Section 4.01, Section 4.02(a), Section 4.03, Section 4.04, Section 4.05, Section 4.21, Section 4.24 and Section 4.25, the representations and warranties of Matrix contained in this Agreement, the Ancillary Documents and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Matrix Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Matrix Material Adverse Effect, as so qualified) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of Matrix contained in in Section 4.01, Section 4.02(a), Section 4.03, Section 4.04, Section 4.05, Section 4.21, Section 4.24 and Section 4.25,  shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

(b) Matrix shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Ancillary Documents to be performed or complied with by it prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, Matrix shall have performed such agreements, covenants and conditions, as so qualified.
(c) No Action shall have been commenced against Royale, Parent, Royale Merger Sub, Matrix Merger Sub or Matrix, which would prevent the Closing. No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any transaction contemplated hereby.
(d) All approvals, consents and waivers that are listed on Section 4.03 of the Disclosure Schedules shall have been received, and executed counterparts thereof shall have been delivered to Royale at or prior to the Closing.
(e) From the date of this Agreement, there shall not have occurred any Matrix Material Adverse Effect, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Matrix Material Adverse Effect.
(f) The Royale Board shall have received an opinion from Northland Capital Markets to the effect that, as of the date of this Agreement and based upon and subject to the qualifications and assumptions set forth therein, the terms of the Merger are fair, from a financial point of view, to Royale and its shareholders, and such opinion shall not have been rescinded or revoked.
(g) Royale shall have received the opinion of Strasburger & Price, LLP, counsel to Royale, in form and substance reasonably satisfactory to Royale, on the date on which the Registration Statement is filed and on the Closing Date, in each case dated as of such respective date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Matrix, Royale and Parent, all of which are consistent with the state of facts existing as of the date on which the Registration Statement is filed and the Royale Merger Effective Time, as applicable, to the effect that (i) the Royale Merger will qualify for nonrecognition of gain or loss under  Section 351 of the IRC.  In rendering the opinion described in this Section 8.02(g), Strasburger & Price, LLP shall have received and may rely upon the certificates and representations referred to in Section 6.18.
(h) Matrix shall have delivered each of the closing deliverables set forth in Section 8.04(a).
(i) The lenders and the administrative agent who are party to the Matrix Senior Indebtedness and any related loan and security documents shall have consented to assumption of the Matrix Senior Indebtedness and any related loan and security documents by the Parent or the Matrix Senior Indebtedness and any related loan shall have been refinanced or paid off in accordance with Section 6.19.
(j) Holders of no more than 5.0% of the outstanding shares of Matrix Common Stock as of immediately prior to the Matrix Merger Effective Time, in the aggregate, shall have exercised, or remain entitled to exercise, statutory appraisal rights pursuant to Section 1301 of the CCC with respect to such shares of Matrix Common Stock.

Section 8.03 Conditions to Obligations of Matrix.  The obligations of Matrix to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Matrix’s waiver, at or prior to the Closing, of each of the following conditions:
(a) Other than the representations and warranties of the Royale Parties contained in Section 5.01, Section 5.02(a), Section 5.03, Section 5.04, Section 5.05, Section 5.18, Section 5.21 and Section 5.22, the representations and warranties of the Royale Parties contained in this Agreement, the Ancillary Documents and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect, as so qualified) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of the Royale Parties contained in Section 5.01, Section 5.02(a), Section 5.03, Section 5.04, Section 5.05, Section 5.18, Section 5.21 and Section 5.22 shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).
(b) The Royale Parties shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Ancillary Documents to be performed or complied with by them prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, the Royale Parties shall have performed such agreements, covenants and conditions, as so qualified, in all respects.
(c) No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any material transaction contemplated hereby.
(d) All approvals, consents and waivers that are listed on Section 5.03 of the Royale Disclosure Schedules shall have been received, and executed counterparts thereof shall have been delivered to Matrix at or prior to the Closing.
(e) From the date of this Agreement, there shall not have occurred any Royale Material Adverse Effect, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Royale Material Adverse Effect.
(f) Matrix shall have received the opinion of Porter Hedges LLP, counsel to Matrix, in form and substance reasonably satisfactory to Matrix, on the date on which the Registration Statement is filed and on the Closing Date, in each case dated as of such respective date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Matrix, Royale and Parent, all of which are consistent with the state of facts existing as of the date on which the Registration Statement is filed and the Matrix Merger Effective Time, as applicable, to the effect that (i) the Matrix Merger will qualify for nonrecognition of gain or loss under Section 351 of the IRC.  In rendering the opinion described in this Section 8.03(f), Porter Hedges LLP shall have received and may rely upon the certificates and representations referred to in Section 6.18.
(g) Royale shall have delivered each of the closing deliverables set forth in Section 8.04(b).

(h) Royale shall have an aggregate cash balance in excess of 65% of its deferred drilling obligation immediately prior to the Closing Date.
(i) The lenders and the administrative agent who are party to the Matrix Senior Indebtedness and any related loan and security documents shall have consented to assumption of the Matrix Senior Indebtedness and any related loan and security documents by the Parent or the Matrix Senior Indebtedness or any related loan shall have been paid off or refinanced in accordance with Section 6.19.
(j) No later than the earlier of (i) the time of the Royale Stockholders Meeting, (ii) the time of the next annual meeting of stockholders of Royale, or (iii) August 2, 2017, a majority of the then-current stockholders of Royale shall have approved the conversion of $1,580,000 aggregate principal amount of the convertible notes of Royale issued on August 2, 2016 (the “Royale Convertible Notes”), representing all of the aggregate principal amount of such Royale Convertible Notes, into Royale Common Stock or Parent Common Stock, as applicable, pursuant to the terms and conditions of the Royale Convertible Notes.
(k) Holders of no more than 5.0% of the outstanding shares of Royale Common Stock as of immediately prior to the Royale Merger Effective Time, in the aggregate, shall have exercised, or remain entitled to exercise, statutory appraisal rights pursuant to Section 1301 of the CCC with respect to such shares of Royale Common Stock.

Section 8.04  Closing Deliverables.
(a) At or prior to the Closing, Matrix shall deliver to Royale the following:
(i) a certificate, dated the Closing Date and signed by a duly authorized officer of Matrix, that each of the conditions set forth in Section 8.02(a) and Section 8.02(b) have been satisfied;
(ii) a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Matrix certifying that (A) attached thereto are true and complete copies of (1) all resolutions adopted by the Matrix Board authorizing the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby and (2) resolutions of the Stockholders approving the Merger and adopting this Agreement, and (B) all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby;
(iii) a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Matrix certifying the names and signatures of the officers of Matrix authorized to sign this Agreement, the Ancillary Documents and the other documents to be delivered hereunder and thereunder;
(iv) a good standing certificate (or its equivalent) from the secretary of state or similar Governmental Authority of the jurisdiction under the Laws in which the Royale Parties are organized;
(v) the Section 351 Plan;
(vi) certificates of non-foreign status delivered by each of Matrix’s stockholders under Section 1445 of the IRC; and
(vii) such other documents or instruments as Royale reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.
(b) At the Closing, Royale shall deliver to Matrix (or such other Person as may be specified herein) the following:
(i) instructions to Royale’s transfer agent to issue and deliver to the shareholders of Matrix Merger Consideration to be issued as provided in Section 3.02(c);
(ii) instructions to Royale’s transfer agent to issue and deliver to the holders of convertible debt of Matrix the Debt Exchange Consideration as provided in Section 3.03(c);
(iii) evidence that the Matrix Senior Indebtedness shall have been assumed by Parent or paid off as of the Closing Date in accordance with Section 6.18;
(iv) a certificate, dated the Closing Date and signed by a duly authorized officer of each Royale Party, that each of the conditions set forth in Section 8.03(a) and Section 8.03(b) have been satisfied;
(v) a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Royale Parties certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of the Royale Parties authorizing the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby;
(vi) a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Royale Parties certifying the names and signatures of the officers of the Royale Parties authorized to sign this Agreement, the Ancillary Documents and the other documents to be delivered hereunder and thereunder;
(vii) evidence of the establishment of a new Subsidiary and the transfer of all of the assets related to the DWI Business of Royale (including assets held in trust for its investors);
(viii) the Section 351 Plan;
(ix) employment agreements executed by Parent and each of Jonathan Gregory, Donald Hosmer,  Stephen Hosmer, Johnny Jordan, Joe Paquette and Jay Sheevel, all in a form reasonably acceptable to Royale and Matrix;
(x) certificates or other evidence reasonably satisfactory to Matrix confirming that none of the Royale Stockholders owning more than 5% of the number of shares of Royale Common Stock outstanding immediately before the Royale Merger is a “foreign person” within the meaning of Treasury Regulation § 1445-2(b); and
(xi) such other documents or instruments as Matrix reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.
ARTICLE IX
Termination
Section 9.01 Termination.  This Agreement may be terminated at any time prior to the Closing:
(a) by the mutual written consent of Matrix and Royale;
(b) by Royale by written notice to Matrix if:
(i) no Royale Party is then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Matrix pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VIII and such breach, inaccuracy or failure has not been cured by Matrix within 30 days of Matrix’s receipt of written notice of such breach from Royale; or
(ii) any of the conditions set forth in Section 8.01 or Section 8.02 shall not have been fulfilled by March 31, 2017 (the “Outside Date”), or if it becomes impossible or extremely unlikely for any such conditions to be fulfilled by the Outside Date, unless such failure shall be due to the failure of the Royale Parties to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;
(c) by Matrix by written notice to Royale if:
(i) Matrix is not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by any Royale Party pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VIII and such breach, inaccuracy or failure has not been cured by such Royale Party within 30 days of Royale’s receipt of written notice of such breach from Matrix; or
(ii) any of the conditions set forth in Section 8.01 or Section 8.03 shall not have been fulfilled by the Outside Date, or if it becomes impossible or extremely unlikely for any such conditions to be fulfilled by the Outside Date, unless such failure shall be due to the failure of Matrix to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or
(d) by either Royale or Matrix if:
(i) the Merger has not been consummated on or before the Outside Date; provided, that the right to terminate this agreement pursuant to this subsection shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated on or before the Outside Date.
(ii) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable;
(iii) this Agreement has been submitted to the stockholders of Royale for adoption at a duly convened Royale Stockholders Meeting and the Requisite Royale Vote shall not have been obtained at such meeting (including any adjournment or postponement thereof;) or
(iv) this Agreement has been submitted to the stockholders of Matrix for adoption at a duly convened Matrix Stockholders Meeting and the Requisite Matrix Vote shall not have been obtained at such meeting (including any adjournment or postponement thereof).

Section 9.02 Effect of Termination.  In the event of the termination of this Agreement in accordance with this ARTICLE IX, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and there shall be no liability or further obligation under this Agreement on the part of the Royale Parties or Matrix, or their respective officers or directors, and all obligations under this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto, except:
(a) Royale and Matrix shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations with respect to confidential information set forth in the Letter of Intent, which obligations shall survive the termination of this Agreement in accordance with the terms set forth therein;
(b) as set forth in this ARTICLE IX, and ARTICLE X hereof; and
(c) that nothing herein shall relieve any party hereto from liability for fraud, or for any willful breach of any provision hereof.
ARTICLE X
Miscellaneous
Section 10.01 Expenses.  Except as otherwise expressly provided herein, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred; provided, however, Royale and Matrix shall be equally responsible for all filing and other similar fees payable in connection with any filings or submissions under the HSR Act.
Section 10.02 Notices.  All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

If to Matrix:	Matrix Oil Management Corporation
104 W. Anapamu Street, Suite C
Santa Barbara, CA 93101
E-mail: jjordan@matrixoil.com
Attention: Johnny Jordan, Executive Vice President

with a copy to:	Porter Hedges LLP
1000 Main Street, 36th Floor
Houston, Texas 77002
E-mail: edelpozo@porterhedges.com
Attention: Ephraim del Pozo

If to Royale, Matrix Merger Sub or Royale Merger Sub:	Royale Energy, Inc.
1870 Cordell Court, Suite 210
El Cajon, California 92020
Email: hosmer@royl.com
Attention: Stephen M. Hosmer, Chief Financial Officer

with a copy to:	Strasburger & Price, LLP
720 Brazos Street, Suite 700
Austin, Texas 78701
Email: lee.polson@strasburger.com
Attention: Lee Polson

Section 10.03 Interpretation.  For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Disclosure Schedules, Royale Disclosure Schedules and Exhibits mean the Articles and Sections of, and Disclosure Schedules, Royale Disclosure Schedules and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Schedules, Royale Disclosure Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.
Section 10.04 Headings.  The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.
Section 10.05 Severability.  If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 10.06 Entire Agreement.  This Agreement and the Ancillary Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the Ancillary Documents, the Exhibits, Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules) and the Royale Disclosure Schedules (other than an exception expressly set forth as such in the Royale Disclosure Schedules), the statements in the body of this Agreement will control.
Section 10.07 Successors and Assigns.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.
Section 10.08 No Third-Party Beneficiaries.  Except as provided in Section 6.09, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
Section 10.09 Amendment and Modification; Waiver.  This Agreement may only be amended, modified or supplemented by an agreement in writing signed by Royale, Parent, Royale Merger Sub, Matrix Merger Sub and Matrix at any time prior to the Matrix Merger Effective Time and the Royale Merger Effective Time; provided, however, that after each of the Requisite Matrix Vote and the Requisite Royale Vote is obtained, there shall be no amendment or waiver that, pursuant to applicable Law, requires further approval of the Stockholders, without the receipt of such further approvals. Any failure of any Royale Party, on the one hand, or Matrix, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by Matrix (with respect to any failure by any Royale Party) or by the Royale Parties (with respect to any failure by Matrix), respectively, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
Section 10.10   Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.
(a) This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).
(b) ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF CALIFORNIA IN EACH CASE LOCATED IN THE CITY OF SAN DIEGO AND COUNTY OF SAN DIEGO, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE

AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.
(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE ANCILLARY DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10(c).
Section 10.11 Specific Performance.  The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.
Section 10.12 Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Matrix Oil Management Corporation

By_____________________
Name:
Title:

Royale Energy, Inc.

By_____________________
Name:
Title:

Royale Energy Holdings, Inc.

By_____________________
Name:
Title:

Royale Merger Sub, Inc.
By_____________________
Name:
Title:

Matrix Merger Sub, Inc.

By_____________________
Name:
Title:

ANNEX I
MATRIX GROUP CAPITAL

Entity	Matrix Group Capital	% of Matrix Group Capital
Matrix Oil Management Corporation	$141,870.00	0.8671%
Matrix Oi Corporation	$250,000.00	00015%
Matrix Investments L.P.	$11,471,350.00	70.1100%
Matrix Las Cienegas Limited Partnership	$3,108,900.00	19.0008%
Matrix Permian Investments, LP	$1,639,570.00	10.0206%
Total	$16,361,940.00	100.0000%

Exhibit 10.1

DEBT EXCHANGE AGREEMENT
BY AND AMONG
ROYALE ENERGY HOLDINGS, INC.
ROYALE ENERGY, INC.
AND
THE HOLDERS
OF
CERTAIN SUBORDINATED PROMISSORY NOTES
ISSUED BETWEEN JUNE 6, 2016 AND AUGUST 22, 2016
BY
MATRIX OIL MANAGEMENT CORPORATION
AND CERTAIN AFFILIATES

[                              ]

i

ii

Section 10.04	Headings	54
Section 10.05	Severability	54
Section 10.06	Entire Agreement	54
Section 10.07	Successors and Assigns	54
Section 10.08	Amendment and Modification; Waiver	54
Section 10.09	Governing Law; Submission to Jurisdiction; Waiver of Jury Trial	55
Section 10.10	Specific Performance	55
Section 10.11	Counterparts	55

Exhibits

Exhibit A Exchange Consideration
Exhibit B Escrow Agreement
Exhibit C Letter of Transmittal from Holders
Exhibit D Form of Section 351 Plan of Merger and Exchange

iii

DEBT EXCHANGE AGREEMENT
This DEBT EXCHANGE AGREEMENT (this “Agreement”) made effective as of [   ], by and among ROYALE ENERGY, INC., a California corporation (“Royale”), ROYALE ENERGY HOLDINGS, INC., a Delaware corporation (the “Parent”), and EACH OF THE UNDERSIGNED PERSONS (the “Holders”), who, collectively, are all of the holders of approximately $20,124,000.00 in aggregate principal amount of certain subordinated promissory notes (the “Notes”) jointly issued between June 6, 2016 and August 22, 2016, by the following entities as borrowers (collectively, the “Borrowers”):  Matrix Oil Management Corporation, a California corporation (“Matrix”), Matrix Oil Corporation, a California corporation (“Matrix Operator”), Matrix Investments L.P., a California Limited Partnership (“Matrix Investments”), Matrix Las Cienegas Limited Partnership, a California limited partnership (“Matrix Las Cienegas”), Matrix Pipeline L.P., a California limited partnership, Matrix Royalty, LP, a Texas limited partnership, and Matrix Permian Investments, LP, a Texas limited partnership (“Matrix Permian”).  Defined terms used herein have the respective meanings set forth in ARTICLE I.
WHEREAS, Parent and the Holders desire to provide for the transfer by the Holders to Parent of all of the Notes in exchange for shares of Parent’s Series B 3.5% Convertible Preferred Stock (“Series B Preferred Stock”) (the “Exchange”);
WHEREAS, the parties to the Exchange desire to conclude the Exchange concurrently with and conditioned upon successful completion of certain other exchange transactions as well as successful completion of the merger of Matrix Merger Sub, Inc., a California corporation and a direct, wholly-owned Subsidiary of Parent (“Matrix Merger Sub”), with and into Matrix, with Matrix as the surviving corporation and a wholly-owned subsidiary of Parent (the “Matrix Merger”);
WHEREAS, the Matrix Merger and the Exchange together with several related transactions involving the assignment of partnership interests of the Matrix LPs to Parent in exchange for common stock of Parent (“Parent Common Stock”) are part of an overall plan that is intended to qualify as exchanges under the provisions of Section 351 of the Internal Revenue Code of 1986, as amended.
NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements herein contained, and intending to be legally bound hereby, the parties agree as follows:
ARTICLE I
Definitions
The following terms have the meanings specified or referred to in this ARTICLE I:
“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.
“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.
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The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
“Agreement” has the meaning set forth in the preamble.
“Ancillary Documents” means:
A.	This Agreement;
B.	The Certificate of Designation of Series B Preferred Stock in substantially the form attached as Exhibit A to the Merger Agreement;
C.
The LP Exchange Agreement with the holders of all limited partnership interests of Matrix Investments L.P., a California Limited Partnership, in substantially the form attached as Exhibit B to the Merger Agreement (the “Matrix Investments LP Exchange Agreement”);

D.
The LP Exchange Agreement with the holders of all limited partnership interests of Matrix Las Cienegas Limited Partnership, a California limited partnership in substantially the form attached as Exhibit C to the Merger Agreement (the “Matrix Las Cienegas LP Exchange Agreement”);

E.
The LP Exchange Agreement with the holders of all limited partnership interests of Matrix Permian Investments, LP, a Texas limited partnership in substantially the form attached as Exhibit D to the Merger Agreement (the “Matrix Permian LP Exchange Agreement”);

F.
The Matrix Operator Stock Exchange Agreements with the holders of all outstanding common stock of Matrix Oil Corporation, a California corporation in substantially the form attached as Exhibit E to the Merger Agreement (the “Matrix Operator Stock Exchange Agreement”);

G.	Employment Agreements between Parent and Jonathan Gregory, Donald Hosmer, Stephen Hosmer, Johnny Jordan, Joe Paquette and Jay Sheevel, all in a form reasonably acceptable to Royale and Matrix; and
H.	The Section 351 Plan in substantially the form attached hereto as Exhibit F to the Merger Agreement.
“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in California are authorized or required by Law to be closed for business.
“Capital Stock Consideration” means, collectively, the shares of Parent Common Stock to be issued as the Royale Merger Consideration, the Matrix Merger Consideration, the Matrix LP Exchange Consideration and the Matrix Operator Stock Exchange Consideration and the
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shares of the Series B Preferred Stock to be issued in connection with the Exchange Consideration.
 “CCC” means the California Corporations Code.
“Closing” has the meaning set forth in Section 3.03.
“Closing Date” has the meaning set forth in Section 3.03.
“Contracts” means all contracts, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether written or oral.
“Contributions” has the meaning set forth in Section 6.16.
“Credit Documents” means the Notes and all other documents evidencing the Indebtedness, including the Subordination Agreement by and among the Matrix, Matrix Operator and the Matrix LPs, the Holders, and Arena Limited SPV, LLC, and the documents transferring title to the Notes or the other Credit Documents.
“Note Indebtedness” means all obligations of the Borrowers owed to the Holders under the Notes and the other Credit Documents.
 “Debt Exchange” means the exchange of approximately $20,124,000.00 aggregate principal amount of subordinated promissory notes issued by Matrix, Matrix Operator and the Matrix LPs by the holders thereof for shares of the Parent’s Series B Preferred Stock pursuant to terms of certain definitive exchange agreements providing for execution of such exchange concurrently with consummation of the Mergers.
“DGCL” means the Delaware General Corporation Law, as amended from time to time.
“Disclosure Schedules” means the Disclosure Schedules delivered by Matrix and Royale concurrently with the execution and delivery of this Agreement.
“DWI Business” means the business of Royale in connection with the sale of working interests by Royale in certain Royale Interests in order to finance the drilling and development costs of such Royale Interests.
“Employee Benefit Plan” is defined in Section 5.16(m)(i).
“Employee Pension Benefit Plan” is defined in Section 5.16(m)(ii).
“Employee Welfare Benefit Plan” is defined in Section 5.16(m) (iii).
“Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including
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any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.
“Environmental Law” means any applicable Law, and any Governmental Order or binding agreement with any Governmental Authority: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.
“ERISA Affiliate” means, with respect to a Person, all employers (whether or not incorporated) that would be treated together with such Person or any of its Affiliates as a “single employer” within the meaning of Section 414 of the IRC.
“Escrow Agent” has the meaning set forth in Section 3.01.
“Escrow Closing” has the meaning set forth in Section 3.01.
“Exchange” has the meaning set forth in first recital of this Agreement.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Consideration” has the meaning set forth in Section 2.01.
 “Exchanges” means the Exchange and the Other Exchanges. The Exchanges are related transactions involving the assignment of property to Parent in exchange for common or preferred stock of Parent as part of an overall plan to capitalize Parent, and for federal income tax purposes, it is intended that the Mergers and the Exchanges shall qualify as exchanges under the provisions of Section 351 of the IRC.
“GAAP” means has the meaning set forth in Section 5.06.
“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or
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quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.
“Governing Documents” means, with respect to any business entity, all documents by which such entity established its legal existence, was authorized to conduct business in its jurisdiction of organization or which govern its internal affairs, including, without limitation,  its articles of incorporation, articles of organization, limited partnership agreement, operating agreement, limited liability company agreement, bylaws and any other governing document, as applicable, of such entity.
“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.
“Hazardous Materials” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.
“Holder Representative” means Johnny Jordan.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Hydrocarbons” means oil, natural gas, condensate, liquefied natural gas, NGL and other liquids or gaseous hydrocarbons or other substances (including minerals) produced or associated therewith, combinations or constituents thereof and extractions therefrom.
“Indebtedness” means, with respect to a Person and without duplication, all (a) indebtedness for borrowed money; (b) obligations for the deferred purchase price of property or services, (c) long or short-term obligations evidenced by notes, bonds, debentures or other similar instruments; (d) obligations under any interest rate, currency swap or other hedging agreement or arrangement; (e) capital lease obligations; (f) reimbursement obligations under any letter of credit, banker’s acceptance or similar credit transactions; (g) guarantees made by such Person on behalf of any third party in respect of obligations of the kind referred to in the foregoing clauses (a) through (f); and (h) any unpaid interest, prepayment penalties, premiums, costs and fees that would arise or become due as a result of the prepayment of any of the obligations referred to in the foregoing clauses (a) through (g).
“Intellectual Property” means all intellectual property and all rights, interests and protections that are associated with, similar to, or required for the exercise of, any of the foregoing, however arising, pursuant to the Laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all: (a) trademarks, service marks, trade names, brand names, logos, trade dress, design rights and other similar designations of source, sponsorship, association or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications and renewals for, any of the foregoing; (b)
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internet domain names, whether or not trademarks, registered in any top-level domain by any authorized private registrar or Governmental Authority, web addresses, web pages, websites and related content, accounts with Twitter, Facebook and other social media companies and the content found thereon and related thereto, and URLs; (c) works of authorship, expressions, designs and design registrations, whether or not copyrightable, including copyrights, author, performer, moral and neighboring rights, and all registrations, applications for registration and renewals of such copyrights; (d) inventions, discoveries, trade secrets, business and technical information and know-how, databases, data collections and other confidential and proprietary information and all rights therein; (e) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models); and (f) software and firmware, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other related specifications and documentation.
“IRC” means the U.S. Internal Revenue Code of 1986, as amended.
“Knowledge” means, (i) when used with respect to Matrix, the actual or constructive knowledge of any director or executive officer of Matrix, after reasonable inquiry with any Person directly reporting to any such director or executive officer, and (ii) when used with respect to Royale, the actual or constructive knowledge of any director or executive officer of Royale, after reasonable inquiry with any Person directly reporting to any such director or executive officer.
“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.
“Letter of Intent” has the meaning set forth in Section 9.02(a).
“Letter of Transmittal” has the meaning set forth in Section 8.04
“Liabilities” has the meaning set forth in Section 5.07.
“LP Exchange” means the exchange of all limited partnership interests in the respective Matrix LPs for shares of common stock of Parent concurrently with the consummation of the Matrix Merger.
“LP Exchange Agreement” means the applicable agreement and plan of exchange concerning the exchange of all limited partnership interests of specified Matrix LP for shares of common stock of Parent concurrently with the consummation of the Matrix Merger.
“Material Contract” means, with respect to a Person, any of the following:
A.	Any Contract that requires future expenditures by such Person in excess of $100,000 in any twelve (12) month period, or that provide for payments to such Person in excess of $100,000;
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B.
Each Contract for Leased Real Property and each Contract or other right pursuant to which such Person uses or possesses any Personal Property (other than Personal Property owned by such Person), in each case that provide for aggregate payments by or to such Person in excess of $100,000 during any twelve (12) month period, provided that any such Contracts related to the Matrix Interests (with respect to Matrix) or the Royale Interests (with respect to Royale) need not be listed on the applicable Disclosure Schedule;

C.
Each Contract pursuant to which such Person licenses or uses any Intellectual Property (other than standard licenses for non-custom, commercially available off-the-shelf software, for which the annual amounts owed by such Person do not exceed $5,000 individually), in each case that provide for aggregate payments by such Person in excess of $100,000 during any twelve (12) month period;

D.
Any Contract relating to Indebtedness for borrowed money, any outstanding reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person or granting a lien on any of such Person’s assets to any Person, in each case in excess of $100,000, other than (i) accounts receivable and payable, and (ii) loans to direct or indirect wholly owned Subsidiaries of such Person;

E.
Any Contract creating or guaranteeing any surety bond in favor of such Person or supporting any of its Contracts or customers, together with a list of each such outstanding surety bond and the amount thereof, in each case in excess of $100,000;

F.
Any Contract with any 5% stockholder, director or executive officer of such Person, or any member of his or her immediate family, or any Affiliate of any of such Persons, including any Contract providing for the furnishing of services by, rental of real or personal property from or otherwise requiring payments to or for the benefit of any such Person;

G.
Any Contract containing any covenant (x) materially limiting the right of such Person to engage in any line of business, make use of any Intellectual Property or compete with any Person in any line of business; (y) granting any exclusive distribution or supply rights; or (z) otherwise restricting, in any material respect, such Person from freely engaging in the business of selling, distributing or manufacturing any products or services;

H.
Any Contract granting an option or first refusal, first offer or similar preferential right to purchase or acquire any of such Person’s assets to any other Person (other than the purchase of inventory pursuant to customer contracts entered into in the ordinary course of business consistent with past practice), in each case that provide for aggregate payments by or to such Person in excess of $100,000 during any twelve (12) month period;

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I.
Any Contract pursuant to which payments are required or acceleration of benefits is required upon a change of control of such Person or similar event, in each case that provide for aggregate payments by or to such Person in excess of $100,000 during any twelve (12) month period;

J.
Any Contract that is material to such Person or any of its assets and that requires the consent or waiver of a third party prior to such Person consummating the transactions contemplated hereby, in each case that provide for aggregate payments by or to such Person in excess of $100,000 during any twelve (12) month period; or

K.	Any Contract that constitutes a partnership or joint venture agreement (excluding any tax partnership).
“Matrix” has the meaning set forth in the first recital.
 “Matrix Common Stock” means the common stock, no par value per share, of Matrix, including all shares common stock into which outstanding shares of Matrix’s preferred stock are convertible and which are issuable upon exercise outstanding warrants and options to purchase Matrix’s common stock.
 “Matrix Interests” means, with respect to Matrix and its Subsidiaries and the Matrix LPs (a) direct and indirect interests in and rights with respect to Hydrocarbons and related properties and assets of any kind and nature, direct or indirect, including working and leasehold interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, and other non-working interests and non-operating interests in the oil, gas and mineral fee or leasehold estate; (b) all  rights with respect to Hydrocarbons or revenues therefrom; (c) all Contracts in connection therewith and the leasehold estates created thereby and the lands covered by the Contracts relating to the Hydrocarbons or included in units with which such Contracts may have been pooled or united; (d) surface interests, fee interests, reversionary interests, reservations and concessions; (e) all easements, surface use agreements, rights of way, licenses and permits, in each case, in connection with leases, the drilling of wells or the processing, storage, disposition, transportation or sale of Hydrocarbons, (f) all interests in machinery, equipment (including wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment) pumps, water plants, electric plants, gasoline and gas platforms, processing plans, compressor stations, separation plants, refineries, testing and monitoring equipment, in each case, in connection with any leases, the drilling of wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, and (g) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.
“Matrix Investments LP Exchange Agreement” has the meaning set forth in the definition of “Ancillary Documents”.
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“Matrix Las Cienegas LP Exchange Agreement” has the meaning set forth in the definition of “Ancillary Documents”.
“Matrix LP Holders” means the holders of all limited partnership interests of the Matrix LPs.
“Matrix LPs” means, collectively, Matrix Investments L.P., a California Limited Partnership, Matrix Las Cienegas Limited Partnership, a California limited partnership, and Matrix Permian Investments, LP, a Texas limited partnership.
“Matrix LP Interests” means, collectively, all limited partnership interests of each of the Matrix LPs.
“Matrix Merger” has the meaning set forth in the recitals.
“Matrix Merger Consideration” means the number of shares of Parent Coon Stock into which Matrix common stock converts in connection with the Matrix Merger determined in accordance with the Merger Agreement.
“Matrix Merger Effective Time” means the time the Matrix Merger shall become effective as such certificates of merger have been duly filed with the Secretary of State of the State of California and the Secretary of State of the State of Delaware, respectively, or at such later date or time as may be agreed by Matrix and Royale in writing and specified in the respective certificates of merger in accordance with the requirements of the CCC and DGCL.
“Matrix Merger Sub” has the meaning set forth in the recitals.
“Matrix Merger Sub Shares” has the meaning set forth in Section 5.04(d).
“Matrix Operator” means Matrix Oil Corporation, a California corporation.
“Matrix Operator Stock Exchange Agreement” has the meaning set forth in the definition of “Ancillary Documents”.
“Matrix Permian LP Exchange Agreement” has the meaning set forth in the definition of “Ancillary Documents”.
“Matrix Pipeline” has the meaning set forth in the preamble.
“Matrix Royalty” has the meaning set forth in the preamble.
“Matrix Senior Indebtedness” has the meaning set forth in Section 6.15.
“Matrix Shares” means shares of capital stock of Matrix Oil Management Corporation, a California corporation.
“Matrix Stockholder” means a holder of Matrix Common Stock.
“Mergers” means, collectively, the Matrix Merger and the Royale Merger.
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“Merger Agreement” means the Agreement and Plan of Merger dated as of November 30, 2016, among the Royale Parties and Matrix.
 “Other Exchanges” means the exchange of Parent Common Stock for (i) all limited partnership interests of Matrix Las Cienegas Limited Partnership pursuant to the Matrix Las Cienegas LP Exchange Agreement, (ii) all limited partnership interests of Matrix Permian Investments, LP pursuant to the Matrix Permian LP Exchange Agreement, (iii) all limited partnership interests of Matrix Investments L.P. pursuant to the Matrix Investments LP Exchange Agreement, and (iv) all capital stock of Matrix Operator pursuant to the Matrix Operator Stock Exchange Agreement. The Other Exchanges are all of the Exchanges other than the Exchange (which concerns the exchange of all subordinated notes of Matrix, Matrix Operator and the Matrix LPs for shares of Parent’s Series B Preferred Stock).
“Other Exchange Interests” means the interests conveyed in the Other Exchanges for shares of Parent Common Stock including (i) all limited partnership interests of each of the Matrix LPs, and (ii) all capital stock of Matrix Operator.
“Other Exchange Approvals” means the Requisite Approvals relating to the Exchanges other than those required for the Exchange.
“Outside Date” has the meaning set forth in Section 9.01(b)(ii).
“Parent” has the meaning set forth in the preamble.
“Parent Common Stock” has the meaning set forth in the recitals.
“Parent Shares” means shares of capital stock of Royale Energy Holdings, Inc., a Delaware corporation.
“Parent Stockholder” means a holder of Parent Common Stock or Series B Preferred Stock.
“Partnership Charter Documents” means the documents by which any Matrix LP and its respective subsidiaries established their legal existence, were authorized to conduct business in their jurisdiction of organization or which govern their internal affairs, including, without limitation, any articles of incorporation, articles of association, operating agreement, partnership agreement, bylaws or similar documents.
“Permitted Liens” means (a) statutory liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (b) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (c) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property, (d) covenants, conditions, restrictions, easements and other similar non-monetary
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matters of record affecting title to such Person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, (e) any right of way or easement related to public roads and highways, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, (f) liens securing capital lease obligations, equipment leases or other purchase money Indebtedness, provided that the obligations secured by such lien are secured only by the property leased or purchased under such capital lease, equipment lease or purchase money Indebtedness and such obligations are not increased in amount, (g) liens to operators and non-operators under joint operating agreements, unitization and pooling agreements arising in the ordinary course of the business to secure amounts owing, which amounts are not yet due or are being contested in good faith by appropriate proceedings, provided that such reserve as may be required by GAAP shall have been made therefor and that, despite the existence of such reserves, to the extent that any such liens relate to the Matrix Interests, with respect to Matrix, or the Royale Interests, with respect to Royale, such liens would not be reasonably be expected to materially impair the use of, or proceeds derived from, such Matrix Interests or Royale Interests, as applicable, (h) Production Burdens, and (i) liens arising under workers’ compensation, unemployment insurance, social security, retirement and similar legislation.
“Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Authorities.
“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.
“Plan of Exchange” has the meaning set forth in Section 2.01.
“Production Burden” means all royalty interests, overriding royalty interests, production payments, net profit interests or other similar interests that constitute a burden on, and are measure by or are payable out of, the production of Hydrocarbons or the proceeds realized from the sale or other disposition thereof.
“Proxy Statement/Prospectus” means the filing with the SEC of Royale’s proxy statement relating to a special meeting of the Royale shareholders to consider and vote on this Agreement and the transactions contemplated in the Merger Agreement.
“Registration Statement” means a registration statement on Form S-4 under the Securities Act filed by Royale on behalf of Parent, with respect to the transactions contemplated in the Merger Agreement.
“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.
“Requisite Approvals” mean, in the case of consummation of the Mergers, receipt of the Requisite Matrix Vote and the Requisite Royale Vote, and with respect to the Exchanges, all consents, approvals or waivers required from the Matrix LP Holders, Matrix Operator Holders,
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the respective general partners of each Matrix LP and the holders of subordinated notes of Matrix, Matrix Operator and the Matrix LPs, to consummate each of the respective Exchanges.
“Requisite Matrix Vote” means adoption of the Merger Agreement by the affirmative vote or consent of holders of two-thirds of the outstanding shares of Matrix common stock (“Requisite Matrix Vote”).
“Requisite Royale Vote” has the meaning set forth in Section 5.02(a).
“Right of Way” has the meaning set forth in Section 5.10(b).
“Royale” has the meaning set forth in the preamble.
“Royale Benefit Plans” has the meaning set forth in Section 5.16.
“Royale Charter Documents” means the Governing Documents of each of the Royale Parties, respectively.
“Royale Common Stock” means the common stock, no par value per share, of Royale, including all shares of common stock into which outstanding shares of Royale’s preferred stock are convertible and which are issuable upon exercise outstanding warrants and options to purchase Royale’s common stock.
“Royale Convertible Notes” has the meaning set forth in Section 8.03(j).
“Royale Financial Statements” has the meaning set forth in Section 5.06.
“Royale Insurance Policies” has the meaning set forth in Section 5.12.
“Royale Intellectual Property” means all Intellectual Property that is owned or held for use by Royale.
“Royale Interests” means, with respect to Royale and its Subsidiaries (a) direct and indirect interests in and rights with respect to Hydrocarbons and related properties and assets of any kind and nature, direct or indirect, including working and leasehold interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, and other non-working interests and non-operating interests in the oil, gas and mineral fee or leasehold estate; (b) all rights with respect to Hydrocarbons or revenues therefrom; (c) all Contracts in connection therewith and the leasehold estates created thereby and the lands covered by the Contracts relating to the Hydrocarbons or included in units with which such Contracts may have been pooled or united; (d) surface interests, fee interests, reversionary interests, reservations and concessions; (e) all easements, surface use agreements, rights of way, licenses and permits, in each case, in connection with leases, the drilling of wells or the processing, storage, disposition, transportation or sale of Hydrocarbons, (f) all interests in machinery, equipment (including wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment) pumps, water plants, electric plants, gasoline and gas platforms, processing plans, compressor stations, separation plants, refineries,
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testing and monitoring equipment, in each case, in connection with any leases, the drilling of wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, and (g) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.
“Royale IP Registrations” means all Royale Intellectual Property that is subject to any issuance registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, domain names and copyrights, issued and reissued patents and pending applications for any of the foregoing.
“Royale Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations, prospects, condition (financial or otherwise), or assets of  the Royale Parties, taken as a whole, or (ii) the ability of the Royale Parties to consummate the transactions contemplated hereby on a timely basis; provided, however, that, for the purposes of clause (i), a Royale Material Adverse Effect shall not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to or resulting from: (a) changes generally affecting the economy, financial or securities markets; (b) the announcement of the transactions contemplated by this Agreement; (c) any outbreak or escalation of war or any act of terrorism; (d) changes in the price or trading volume of Royale Common Stock; or (e) general conditions in the industry in which the Royale Parties operate; provided further, however, that any event, change and effect referred to in clauses (a), (c) or (d) immediately above shall be taken into account in determining whether a Royale Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change or effect has a disproportionate effect on the Royale Parties, taken as a whole, compared to other participants in the industries in which Royale Parties conduct their businesses.
“Royale Merger” means Royale Merger Sub shall be merged with and into Royale with Royale as the surviving corporation and a wholly-owned Subsidiary of Parent.
“Royale Merger Consideration” means the number of shares of Parent Common Stock into which Royale Common Stock converts in connection with the Royale Merger determined in accordance with the Merger Agreement.
 “Royale Merger Effective Time” means the time the Royale Merger shall become effective as such certificates of merger have been duly filed with the Secretary of State of the State of California and the Secretary of State of the State of Delaware, respectively, or at such later date or time as may be agreed by Matrix and Royale in writing and specified in the respective certificates of merger in accordance with the requirements of the CCC and DGCL.
“Royale Merger Sub” means Royale Merger Sub, Inc., a California corporation and direct, wholly-owned Subsidiary of Parent.
“Royale Merger Sub Shares” has the meaning set forth in Section 5.04(c).
“Royale Parties” means Royale, Parent, Royale Merger Sub, Inc., a California corporation and a direct, wholly-owned Subsidiary of Parent and Matrix Merger Sub, Inc., a
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California corporation and a direct, wholly-owned Subsidiary of Parent, together with their respective Subsidiaries.
“Royale Preferred Stock” means the Series AA Convertible Preferred Stock of Royale.
“Royale Shares” means shares of capital stock of Royale Energy, Inc. a California corporation.
“Royale Stockholder” means a holder of Royale Common Stock or Royale Preferred Stock.
“Royale Stockholders Meeting” has the meaning set forth in Section 6.02(b).
“SEC” has the meaning set forth in Section 6.02(a).
“SEC Reports” has the meaning set forth in Section 5.06.
“Securities Act” means the Securities Act of 1933, as amended.
“Section 351 Plan” means the Section 351 Plan of Merger and Exchange in the form attached hereto as Exhibit D.
“Series B Preferred Stock” has the meaning set forth in the recitals.
“Shares” means Royale Shares or Matrix Shares or shares of capital stock of any Constituent Corporation as the context may require.
“Stockholder” means a Matrix Stockholder, a Royale Stockholder or a Parent Stockholder, as the context shall require.
“Subsidiary” means, when used with respect to any party, any corporation or other organization, whether incorporated or unincorporated, a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.
“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.
“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
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“Union” has the meaning set forth in Section 5.17(b).
ARTICLE II
Agreement For Exchange; Closing
Section 2.01 Exchange of MI LP Interests for the Exchange Consideration.  The parties hereto acknowledge that they have received and reviewed (i) the Section 351 Plan of Exchange in the form set forth in Exhibit D (the “Plan of Exchange”) and (ii) the Proxy Statement/Prospectus.  After such review, and following consultation with such legal, tax and financial advisors as such party deems advisable, Parent elects to make the following exchanges with each Holder, and each Holder elects to make the following exchanges with Parent, as indicated below, subject to the conditions set forth in this Agreement and concurrently with the Matrix Merger:
(a) Each Holder shall assign, transfer and deliver to Parent at Closing all right, title and interest in and to all of the outstanding Notes held by such Holder, representing the aggregate principal amount of Note Indebtedness set forth opposite such Holder’s name on Exhibit B attached hereto, in exchange for the Exchange Consideration (as defined below) to be delivered by Parent to Holder at Closing; and
(b) In exchange for such Notes, Parent hereby shall issue and deliver to each Holder at Closing the following consideration (the “Exchange Consideration”):  (1) the number of shares of Series B Preferred Stock set forth opposite such Holder’s name on Exhibit B attached hereto, plus (2) the number of shares of Series B Preferred Stock equal to (A) the amount of accrued and unpaid interest payable with respect to such Holder’s outstanding Notes immediately prior to Closing (expressed in US dollars), divided by (B) $10.00.
Section 2.02 Payment of Exchange Consideration.  Parent shall deliver 100% of the Exchange Consideration payable to each respective Holder against delivery by such Holder of a Letter of Transmittal together with each original promissory note and all amendments thereto representing all of such Holder’s Notes (or appropriate affidavit if such note has been lost, stolen or destroyed), conveying all of such Holder’s Notes, and all of such Holder’s interest in the Note Indebtedness, to Parent at Closing.
Section 2.03 No Fractional Shares.  Notwithstanding the foregoing, no fractional shares of Series B Preferred Stock will be issued pursuant to this Section 2.03.  If any Holder would otherwise be entitled hereunder to receive a fractional share of Series B Preferred Stock but for this paragraph, then the aggregate number of shares of Series B Preferred Stock that such Holder is entitled to receive will be (i) rounded up to the next applicable whole share, if the aggregate number of fractional shares of Series B Preferred to which a Holder would otherwise be entitled under this Agreement would be equal to or greater than one-half (0.5) of one share, or (ii) rounded down to the next applicable whole share, if the aggregate number of fractional shares of Series B Preferred Stock to which a Holder would otherwise be entitled under this Agreement would be less than one-half (0.5) of one share, and such Holder will not receive cash or any other compensation in lieu of such fractional share of Series B Preferred Stock.
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Section 2.04 Non-Survival of Representations and Warranties.  Absent actual fraud, and any intentional, willful and material breach of any representation or warranty contained in this Agreement by the Holders or any Royale Party, as applicable, none of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement will survive the Closing of the Exchange. This Section 2.04 does not limit any covenant of the parties to this Agreement which, by its terms, contemplates performance after the Closing of the Exchange.
ARTICLE III
Escrow; Closing
Section 3.01 Escrow Closing.  A closing into Escrow (“Escrow Closing”) will take place at the offices of Porter Hedges LLP in Houston, Texas, not less than two business days prior to the date of the special meeting date of shareholders of Matrix as set forth in the Proxy Statement/Prospectus mailed to Matrix shareholders in connection with the Matrix Merger, but in no event later than Outside Date; provided that each of the conditions precedent to the obligations of the parties to effect the Closing other than completion of the Matrix Merger are then satisfied or waived by the applicable party. At the Escrow Closing, the parties will deliver or cause to be delivered into escrow with the escrow agent (“Escrow Agent”) under the Escrow Agreement set forth in Exhibit B hereto, the documents described in Section 8.04 below.  The parties may agree in writing on another date, time or place for the Escrow Closing.
Section 3.02 Delivery of Notes.  Prior to the Closing, the Parent will deliver to each of the Holders a Letter of Transmittal, in substantially the form attached hereto as Exhibit C, to be used by each Holder for surrendering to Parent all such Holder’s Notes in exchange for the right to receive the Exchange Consideration.  On the Escrow Closing Date, all of the Notes held by each Holder will be delivered by such Holder to the Escrow Agent in accordance with the Escrow Agreement for the benefit of the Parent together with properly completed and executed Letters of Transmittal.
(a) It is agreed that no assignment, transfer or other disposition of record or beneficial ownership of any of the Notes, or no assignment, transfer or other disposition of record or beneficial ownership of any interest, principal or other amount payable thereon, may be made on or after the date hereof other than as provided herein.
(b) The delivery of the Exchange Consideration to the Holders with respect to their respective Notes shall be deemed to transfer in full all of such Holder’s rights, title and interests in and pertaining to the outstanding Notes to the Parent, including all accrued and unpaid interest thereon, and all other amounts payable with respect to the Notes; provided, however, that at the Closing, Matrix Royalty will no longer be a Borrower under the Notes and will owe no obligations under the Notes.
Section 3.03 Exchange Closing.  Closing of the Exchange (the “Closing”) will occur concurrently with the Matrix Merger and as soon as practicable after the special meeting of Matrix shareholders to consider and vote upon the Matrix Merger (the “Closing Date”); provided that each of the conditions precedent to the obligations of the parties to effect the Closing are then satisfied or waived by the applicable party.  The parties may agree in writing on
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another date, time or place for the Closing.  At the Closing, the parties will release or cause the Escrow Agent to release the escrowed documents from escrow to the parties designated to receive such documents under the Escrow Agreement, and Parent shall pay and deliver the Exchange Consideration to the Holders as prescribed in this Agreement.
ARTICLE IV
Representations And Warranties Of The Holders
Each Holder separately, and with respect only to his matters and circumstances, hereby represents and warrants to Royale and the Parent that the following statements are true and correct.
Section 4.01 No Conflicts under Governing Documents; Consents.  The execution, delivery and performance by the Holders of this Agreement and the respective Letters of Transmittal to which they are a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not:
(a) if such Holder is an entity, conflict with or result in a violation or breach of, or default under, any provision of the Governing Documents of such Holder;
(b) conflict with or result in a violation or breach of, or default under, any provision of the Governing Documents of the Borrowers;
(c) conflict with or violate any Applicable Law or any order or decree of any court or governmental instrumentality applicable to such Holder or any of its property; or
(d) Require any consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority by or with respect to such Holder;
(e) except as set forth in Section 4.01 of the Disclosure Schedules, require the consent of, notice to or other action by any Person under any Contract to which such Holder is a party.
Section 4.02 Power and Authority; Authorization; Binding Effect.
(a) Such Holder has all necessary power, authority and, if an individual, legal capacity to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform its obligations hereunder in accordance with the terms of this Agreement.  This Agreement has been duly authorized, executed and delivered by such Holder and constitutes a legal, valid and binding obligation of such Holder enforceable against such Holder in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).
(b) If such Holder is an entity, it (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and charter, (ii) has all requisite power to execute, deliver and perform this Agreement, and (iii) the execution, delivery and performance
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by it of this Agreement have been duly authorized by all necessary action on the part of the general partners, managers or other governing authority of such Holder.
Section 4.03 Ownership of the Indebtedness.  Each Holder is the beneficial and record owner of Notes representing the aggregate principal amount of Note Indebtedness set forth opposite such Holder’s name on Exhibit A attached hereto and, upon release of Holder’s Notes and related Letters of Transmittal from escrow, and the delivery thereof to Parent as provided herein, such Holder shall have conveyed to Parent good and marketable title to the Notes, and to all indebtedness represented thereby, free and clear of all Liens.  None of the Note Indebtedness held by any Holder is subject to any warrant, option, purchase or other right (contingent or otherwise) to acquire, exchange or otherwise dispose of such Notes or Note Indebtedness.
Section 4.04 Compliance with Other Obligations of Holders.  The execution, delivery and performance by each Holder of this Agreement, the exchange of the Note Indebtedness evidenced by the Notes and the other Credit Documents pursuant to this Agreement and the consummation of the other transactions contemplated hereby will not conflict with or result in the breach or termination of, constitute a default under, result in the creation or attachment of any Lien under, or accelerate any performance required by, any indenture, mortgage, deed of trust, lease, agreement or other instrument to which any Holder is a party or by which any Holder or any of its property is bound.
Section 4.05 No Conflict with Certain Other Borrower Indebtedness.  Subject to receipt of written consent of the agent and lenders under the Matrix Senior Indebtedness prior to Closing, the transactions contemplated hereby, including, but not limited to, the assignment and exchange of the Note Indebtedness evidenced by the Notes and the other Credit Documents, the issuance and delivery of shares of Series B Preferred Stock each Holder in exchange for such Note Indebtedness, and the consummation of the other transactions contemplated hereby, do not constitute an “Event of Default” under the Credit Documents, the Matrix Senior Indebtedness or any other document or instrument evidencing such Indebtedness of the Borrowers.
Section 4.06 Consent to Amendments to Other Indebtedness.  Each Holder has consented, and by execution of this Agreement does hereby consent to all amendments to the Matrix Senior Indebtedness and any other Indebtedness of Borrower which are reasonably necessary or advisable to consummate the transactions contemplated by this Agreement.
Section 4.07 Investment Representations.  Each Holder:
(a) is familiar with transactions of the kind and scope reflected in this Agreement;
(b) has made its own independent investigation and appraisal of the financial condition and affairs of Royale, the Parent and its Subsidiaries and has conducted its own evaluation of the Series B Preferred Stock and the Parent’s creditworthiness and will continue to do so; and
(c) is exchanging the Note Indebtedness represented by the Notes and the other  Credit Documents for the Series B Preferred Stock for its own account for investment purposes and not with a view to the distribution thereof in violation of applicable securities laws.
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Section 4.08 Foreign Holders.  If any Holder is not a United States person (as defined by Section 7701(a)(30) of the IRC ), such Holder hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to exchange its Notes for shares of Series B Preferred Stock under Agreement, including:  (i) the legal requirements within its jurisdiction for the purchase of such shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Notes or the Series B Preferred Stock.  Each Holder’s execution of this Agreement, exchange of Notes for Series B Preferred Stock and continued beneficial ownership of the shares of Series B Preferred Stock, will not violate any applicable securities or other laws of such Holder’s jurisdiction.
Section 4.09 Restrictions on Control Securities.  Each Holder understands that, although the shares of Series B Preferred Stock to be issued and delivered to Holder in connection with the Exchange (and the shares of Parent Common Stock into which such Series B Preferred Stock is convertible) will be registered with the SEC under the Securities Act pursuant to the Registration Statement which contains the Proxy Statement/Prospectus, all such securities held by any director, executive officer or Affiliate of the Parent will be presumptively characterized as securities held by “controlling persons” of the Parent under the Securities Act, and as such may be subject to restrictions on resale under the Securities Act and applicable regulations thereunder.  Each Holder acknowledges that such shares (if held by a controlling person of the Parent) must be held indefinitely unless resale thereof is subsequently registered under the Securities Act or unless an exemption from such registration is available.  In this connection, such Holder represents that it is familiar with Rule 144 promulgated under the Securities Act as presently in effect, and it understands the resale limitations imposed thereby on a director, executive officer or Affiliate of the Parent by the Securities Act and related regulations.  Such Holder understands that the Parent is under no obligation to register any resale of the securities sold hereunder.  Such Holder understands that no public market now exists for any of the Series B Preferred Stock and that a public market may never exist for such securities.
Section 4.10 Legal Proceedings.  There are no Actions pending or, to the Holder’s knowledge, threatened by or against such Holder that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.  No event has occurred or circumstances exist that may give rise to, or sere as a basis for, any such Action.
Section 4.11 No Other Representations or Warranties  Except for the representations and warranties of the Holders contained in this ARTICLE IV and in the Letter of Transmittal submitted by each Holder in connection with the Exchange, the Holders make no representation or warranty, express or implied, on behalf of or concerning Matrix, Matrix Operator or any Matrix LP or any of their affiliates in connection with this Agreement or the transactions contemplated hereby.
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ARTICLE V
Representations and Warranties of Royale and the Parent
Except as set forth in the correspondingly numbered Section of the Disclosure Schedules, Royale and Parent, jointly and severally represent and warrant to the Holders that the statements contained in this are true and correct as of the date hereof.
Section 5.01 Organization and Qualification of the Royale Parties.  Each Royale Party is a corporation duly organized, validly existing and in good standing under the Laws of its respective state of organization and has the requisite corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. Section 5.01 of the Disclosure Schedules sets forth each jurisdiction in which each Royale Party is licensed or qualified to do business, and each Royale Party is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not individually or in the aggregate, have a Royale Material Adverse Effect.
Section 5.02 Authority; Board Approval.
(a) Each Royale Party has the requisite corporate power and authority to enter into and perform its obligations under this Agreement, the Merger Agreement and the Ancillary Documents to which it is a party and, subject to, in the case of the consummation of the Mergers, adoption of the Merger Agreement by the affirmative vote or consent of holders of (i) two-thirds of the outstanding Shares of Royale Common Stock, (ii) two-thirds of the outstanding shares of common stock of each of Royale Merger Sub and Matrix Merger Sub, and (iii) a majority of the outstanding shares of common stock of Parent (“Requisite Royale Vote”), to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Royale Parties of this Agreement, the Merger Agreement and any Ancillary Document to which they are a party and the consummation by the Royale Parties of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of each Royale Party and no other corporate proceedings on the part of the Royale Parties are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the Exchange, the Mergers and the other transactions contemplated hereby and thereby, subject only, in the case of consummation of the Mergers, to the receipt of the Requisite Royale Vote. The Requisite Royale Vote is the only vote or consent of the holders of any class or series of Royale’s capital stock required to approve and adopt this Agreement, the Mergers and the Ancillary Documents, and to approve and consummate the Exchange, the Mergers and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Royale Parties, and (assuming due authorization, execution and delivery by each other party hereto) this Agreement constitutes a legal, valid and binding obligation of the Royale Parties enforceable against each Royale Party in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity). When the Merger
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Agreement and each Ancillary Document to which each Royale Party is or will be a party has been duly executed and delivered by the Royale Parties (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Document will constitute a legal and binding obligation of each Royale Party enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).
(b) The respective boards of directors of each Royale Party, by resolutions duly adopted by unanimous vote at a meeting of all directors of each of such corporations duly called and held and not subsequently rescinded or modified in any way, has, as of the date hereof each such corporation has (i) determined that the Merger Agreement and the transactions contemplated hereby and thereby, including the Exchange and the Mergers, are advisable and in the best interests of the respective stockholders, (ii) approved and adopted the Mergers, subject to the terms hereof, the Section 351 Plan, (iii) directed that the “agreement of merger” contained in the Merger Agreement be submitted to its respective stockholders for adoption, and (iv) resolved to recommend that its respective stockholders adopt the “agreement of merger” set forth in the Merger Agreement and directed that such matter be submitted for consideration of the Stockholders.  In addition, the respective boards of directors of each of Royale and Parent have, by resolutions duly adopted by unanimous vote at a meeting of all directors of each of such corporations duly called and held and not subsequently rescinded or modified in any way, (w) determined that this Agreement and the transactions contemplated hereby, including the Exchange, are advisable and in the best interests of its respective stockholders, (x) approved and adopted this Agreement, subject to the terms hereof, and the Section 351 Plan, (y) approved and declared advisable the “Agreement and Plan of Exchange” contained in this Agreement and the transactions contemplated by this Agreement, including the Exchange, in accordance with the CCC, and (z) directed that the “Agreement and Plan of Exchange” contained in this Agreement be submitted to its respective stockholders for consideration and approval with the recommendation of the respective board of directors that such stockholders adopt and approve the “Agreement and Plan of Exchange” set forth in this Agreement.
Section 5.03 No Conflicts; Consents.  The execution, delivery and performance by the Royale Parties of this Agreement and the Ancillary Documents to which each is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the Royale Charter Documents; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to any Royale Party; or (c) except as set forth in Section 5.03(b) of the Disclosure Schedules, require the consent, notice or other action by any Person under any Contract to which any Royale Party is a party, other than, in the case of clauses (b) and (c) of this Section 5.03, such conflicts, violations, breaches, consents, notices or other actions that would not have and would not reasonably be expected to have a Royale Material Adverse Effect. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to each Royale Party in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, except for (i) the filing of the certificate of merger with the Secretary of State of California, (ii) the
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filing of the certificate of merger with the Secretary of State of Delaware, (iii) the filing of the Registration Statement with the SEC, and (iv) such filings as may be required under the HSR Act.
Section 5.04 Capitalization.
(a) The authorized Parent Shares consist of 280,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share, of which no Parent Shares are issued and outstanding as of the close of business on the date of this Agreement.
(b) The authorized capital stock of Royale consists of (i) 30,000,000 shares of Royale Common Stock, of which [___________] shares are issued and outstanding as of the close of business on the date of this Agreement, and (ii) 10,000,000 shares of Royale Preferred Stock, of which no shares are issued and outstanding as of the close of business on the date of this Agreement.
(c) The authorized capital stock of Royale Merger Sub consists of 1,000,000 shares of common stock, no par value (the “Royale Merger Sub Shares”), of which no Royale Merger Sub Shares are issued and outstanding as of the close of business on the date of this Agreement.
(d) The authorized capital stock of Matrix Merger Sub consists of 1,000,000 shares of common stock, no par value (the “Matrix Merger Sub Shares”), of which no Matrix Merger Sub Shares are issued and outstanding as of the close of business on the date of this Agreement.
(e) Section 5.04(e) of the Disclosure Schedules set forth, as of the date hereof, the name of each Person that is the registered owner of any Parent Shares, Royale Preferred Stock, Royale Merger Sub Shares, or Matrix Merger Sub Shares and the number of such shares owned by such Person.
(f) Except as set forth in Section 5.04(f) of the Disclosure Schedules, the Royale Parties have not issued any capital stock since its most recently filed periodic report under the Exchange Act.
(g) Except as set forth in Section 5.04(g) of the Disclosure Schedules, (i) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of any Royale Party is authorized or outstanding, and (ii) there is no commitment by any Royale Party to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other such rights or to distribute to holders of any of its equity securities any evidence of indebtedness or asset, to repurchase or redeem any securities of the Royale Parties or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security or other such right. There are no declared or accrued unpaid dividends with respect to any shares of Royale Common Stock.
(h) All issued and outstanding shares of Royale Common Stock, Royale Preferred Stock, Parent Shares, Royale Merger Sub Shares and Matrix Merger Sub Shares are (i) duly authorized, validly issued, fully paid and non-assessable; (ii) not subject to any preemptive rights
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created by statute, Royale Charter Documents or any agreement to which any Royale Party is a party; and (iii) free of any Encumbrances created by any Royale Party in respect thereof, other than restrictions as may exist under applicable securities Law and liens in favor of the Royale Parties’ lenders as listed on Section 5.04(h) of the Disclosure Schedules. All issued and outstanding shares of Royale Common Stock, Royale Preferred Stock, Parent Shares, Royale Merger Sub Shares and Matrix Merger Sub Shares were issued in compliance with applicable Law.
(i) No outstanding Royale Common Stock, Royale Preferred Stock, Parent Shares, Royale Merger Sub Shares or Matrix Merger Sub Shares are subject to vesting or forfeiture rights or repurchase by the Royale Parties. There are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation or other similar rights with respect to the Royale Parties or any of their securities.
(j) All distributions, dividends, repurchases and redemptions of the capital stock (or other equity interests) of the Royale Parties were undertaken in compliance with the Royale Charter Documents then in effect, any agreement to which each Royale Party then was a party and in compliance with applicable Law.
Section 5.05 No Prior Operations; No Subsidiaries.  Each of Parent, Matrix Merger Sub and Royale Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.  Other than Parent, Royale Merger Sub and Matrix Merger Sub, the Royale Parties have no Subsidiaries.
Section 5.06 SEC Reports; Financial Statements.  Except as set forth in Section 5.06 of the Disclosure Schedules, Royale has filed all reports, schedules, forms, statements and other documents required to be filed by Royale under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension.  As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  Royale has never been an issuer subject to Rule 144(i) under the Securities Act. The financial statements of Royale included in the SEC Reports (the “Royale Financial Statements”) comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing.  Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of Matrix as of and for the
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dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.
Section 5.07 Undisclosed Liabilities.  The Royale Parties have no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise (“Liabilities”), except Liabilities, except (a) those which are accrued, adequately reflected or reserved against in the Royale Financial Statements, (b) those which have been incurred in the ordinary course of business consistent with past practice since the September 30, 2016, (c) those which would not reasonably be expected, individually or in the aggregate, to have a Royale Material Adverse Effect, (d) those which have been discharged or paid in full prior to the date hereof in the ordinary course of business, or (e) those which are of a nature not required to be reflected on a balance sheet prepared in accordance with GAAP consistently applied.
Section 5.08 Absence of Certain Changes, Events and Conditions.  Since December 31, 2015, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of the Royale Parties has been conducted in the ordinary course of business and there has not been or occurred:
(a) any Royale Material Adverse Effect or any event, condition, change or effect that could reasonably be expected to have, individually or in the aggregate, a Royale Material Adverse Effect; or
(b) except as disclosed on Section 5.08 of the Disclosure Schedules, any event, condition, action or effect that, if taken during the period from the date of this Agreement through the Closing Date, would constitute a breach of Section 6.01.
Section 5.09 Royale Material Contracts.  Section 5.09 of the Disclosure Schedules sets forth a list of all Material Contracts to which each Royale Party is party as of the date hereof, including the name of the parties thereto, the date of each such Material Contract and each amendment thereto.  All Material Contracts of each Royale Party are valid, enforceable and in full force and effect, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).  Other than as described in Section 5.09 of the Disclosure Schedules, the Royale Parties are not, and have no Knowledge that any other party thereto is,  in material default under any such Material Contract, no material payments or other obligations are past due except for amounts being contested in good faith, and no circumstance exists that, with notice, the passage of time or both, would constitute a default under any Material Contract of each Royale Party by any Royale Party or, to the Knowledge of each Royale Party, by any other party thereto.  The Royale Parties have not received any written notice of a default, alleged failure to perform or any offset or counterclaim with respect to any Material Contract of each Royale Party that has not been fully remedied and withdrawn.
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Section 5.10 Properties and Assets.
(a) Except as would not reasonably be expected to have a Royale Material Adverse Effect, the Royale Parties and their subsidiaries own and have either good and valid title in fee or a valid leasehold interest, Right of Way or other rights to the land, mineral and other subsurface rights, buildings, structures and other improvements thereon and fixtures thereto necessary to permit it to conduct its business as currently conducted, in each case free and clear of all liens (except in all cases for Permitted Liens).  Except as would not reasonably be expected to have a Royale Material Effect, all leases, Rights of Way or other agreements under which any Royale Party or any of their Subsidiaries lease, access or use any real property are valid, binding and are in force and effect against the Royale Parties or any of their Subsidiaries and, to the Knowledge of each Royale Party, the counterparties thereto, in accordance with their respective terms, and neither the Royale Parties nor any of their Subsidiaries are in default under any such leases, Rights of Way or other agreements.
(b) Each Royale Party and its Subsidiaries has such consents, easements, rights of way, permits and licenses (collectively, “Rights of Way”) from each person as are sufficient to conduct its business as currently conducted, except for such Rights of Way the absence of which have not had and would not reasonably be expected to have a Royale Material Adverse Effect.  Each Royale Party and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights of Way and conducts their business in a manner that does not violate any of the Rights of Way, and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights of Way, except for such revocations, terminations and impairments that have not had and would not reasonably be expected to have a Royale Material Adverse Effect.  All pipelines owned or operated by the Royale Parties and their Subsidiaries are subject to Rights of Way, there are no encroachments or other encumbrances on the Rights of Way that materially affect the use thereof and there are no gaps (including any gap arising as a result of any breach by a Royale Party or any of their Subsidiaries of the terms of any Rights of Way) in the Rights of way other than gaps that would not have and would not reasonably be expected to have a Royale Material Adverse Effect.
(c) Except as would not reasonably be expected to have a Royale Material Adverse Effect, the Royale Parties and their Subsidiaries, as applicable, have defensible title to all of the Royale Interests forming the basis for the reserves reflected in the Royale Financial Statements except for such Royale Interests sold, used, farmed out or otherwise disposed of since December 31, 2015, in the ordinary course of business, free and clear of all liens and Production Burdens other than Production Burdens not yet earned, due or payable and Permitted Liens (other than Production Burdens).  Except as would not reasonably be expected to have a Royale Material Adverse Effect or as set forth on Section 5.10(c) of the Disclosure Schedules, (i) none of the proceeds from the sale of Hydrocarbons produced from the Royale Interests in any producing well are being held in suspense for any reason, and (ii) there are no calls on production or preferential rights to purchase Hydrocarbons and the Royale Parties nor any of their Subsidiaries are not obligated to deliver Hydrocarbons or proceeds from the sale thereof at a future point in time without receiving payment therefor at or after the time of delivery (other than gas balancing arrangements), except for the rights of any lessor to take free gas under the terms of any applicable lease for its use on the lands covered by such lease.  Except as would not reasonably
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be expected to have a Royale Material Adverse Effect, the Royale Parties and each applicable Subsidiary (A) are in compliance with all valuation agreements, and settlement agreements with respect to Production Burdens, and (B) have paid or will cause to be paid when due all Production Burdens with respect to the Royale Interests and each other royalty, Tax or similar payment, except for such amounts that are being held in suspense as permitted pursuant to applicable Law or the terms of the applicable Contract or as reserved against in the Royale Financial Statements.
(d) All of the wells owned, leased, operated or used by the Royale Parties and their Subsidiaries and all water, carbon dioxide or injection wells located on any property owned, leased, operated or used by the Royale Parties and their Subsidiaries or otherwise associated with the Royale Interests have been drilled, completed and operated within the limits permitted by the applicable Contract granting such rights and applicable Law, and all drilling and completion (and plugging and abandonment) of such wells and all related development, production and other operations have been conducted in compliance with all applicable Laws except, in each case, as would not reasonably be expected to have a Royale Material Adverse Effect.  No well owned, leased, operated or used by any Royale Party or any of their Subsidiaries are subject to material penalties on allowables because of overproduction or violation of any applicable Law.
(e) All Royale Interests operated by the Royale Parties and their Subsidiaries have been operated in accordance with reasonable, prudent field practices and in compliance with the applicable Contracts, except where the failure to so operate would not reasonably be expected to have a Royale Material Adverse Effect.  None of the Interests of the Royale Parties or their Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the Transactions, except for any such preferential purchase, consent or similar rights that would not reasonably be expected to have a Royale Material Adverse Effect.  Except as set forth on Section 5.10(e) of Disclosure Schedules, none of the Royale Interests are subject to any Tax partnership agreement or provisions requiring a partnership income Tax Return.
(f) There are no material inaccuracies in the report of Netherland, Sewell & Associates, Inc. as of December 31, 2015, and dated February 1, 2016.
(g) Except as set forth on Section 5.10(g) of the Disclosure Schedules, no Royale Party is engaged in any oil, natural gas or other futures or option trading in respect of which it has any material future liability, nor is any Royale Party a party to any price swaps, hedges, futures or similar instruments.  Section 5.10(g) of the Disclosure Schedules sets forth obligations of each Royale Party for the delivery of Hydrocarbons attributable to any of the Royale Interests in the future on account of prepayment, advance payment, take-or-pay or similar obligations without then or thereafter being entitled to receive full value therefor.  Except as set forth on Section 5.10(g) of the Disclosure Schedules, as of the date hereof, no Royale Party is bound by futures, hedge, swap, collar, put, call, floor, cap, option or other Contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, or securities.
(h) Except as provided in Section 5.10(h) of the Disclosure Schedules, there are no mandatory drilling or completion obligations and there are no pending or, to the Knowledge of
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each Royale Party, expected proposals or elections for drilling, completing, recompleting, reworking, facilities or similar activities that would require such commitment on behalf of the Royale Parties or any of their Subsidiaries within one year of the Royale Merger Effective Time in any of the Royale Interests or any of the contracts governing any of the Royale Interests.
(i) Except as set forth on Section 5.10(i) of the Disclosure Schedules, none of the Contracts in respect of gathering, processing, storage or transportation of the production of Hydrocarbons from the Royale Interests contain any minimum volume or throughput provisions or require the Royale Parties or any of their Subsidiaries to pay for services regardless of whether the Royale Parties or any of their Subsidiaries deliver such production for use of the services provided for under any such Contract.
(j) Except as set forth in Section 5.10(j) of the Disclosure Schedules, none of the Contracts relating to the Royale Interests (including all oil, gas and mineral leases and similar Contracts) contain any provision (i) requiring the lessee to pay royalties on hedges, (ii) causing the oil, gas or mineral lease or contract to terminate without advance notice and the opportunity to cure resulting in a loss, in whole or in part, of any of the Royale Interests for lessee’s failure to pay royalties or for lessee’s breach of any covenant thereunder, (iii) requiring lessor’s consent to the consummation of the transactions of the type contemplated under this Agreement, or (iv) is expected to result in a mandatory payment or expenditure not otherwise disclosed in Section 5.10(j) of the Disclosure Schedules.
Section 5.11 Intellectual Property.
(a) Section 5.11(a) of the Disclosure Schedules lists all (i) Royale IP Registrations. All required filings and fees related to Royale IP Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Royale IP Registrations are otherwise in good standing, except as would not reasonably be expected to have a Royale Material Adverse Effect.
(b) The consummation of the transactions contemplated hereunder will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, each Royale Party’s right to own, use or hold for use any material Intellectual Property as owned, used or held for use in the conduct of any Royale Party’s business or operations as currently conducted.
(c) Each Royale Party’s rights in Royale Intellectual Property are valid, subsisting and enforceable, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity) and except as would not reasonably be expected to have a Royale Material Adverse Effect. The Royale Parties have taken all commercially reasonable steps to maintain Royale Intellectual Property and to protect and preserve the confidentiality of all material trade secrets included in the Royale Intellectual Property, except as would not reasonably be expected to have a Royale Material Adverse Effect.
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(d) To the Knowledge of each Royale Party, the conduct of Royale’s business as currently and formerly conducted does not infringe, misappropriate or otherwise violate the Intellectual Property or other rights of any Person, except as would not reasonably be expected to have a Royale Material Adverse Effect. To the Knowledge of each Royale Party, no Person is currently infringing, misappropriating, diluting or otherwise violating, any Royale Intellectual Property in a way as would be expect to have a Royale Material Adverse Effect.
(e) There are no Actions (including any oppositions, interferences or re-examinations) pending or, to the Knowledge of each Royale Party, threatened: (i) alleging any infringement, misappropriation, dilution or violation of the Intellectual Property of any Person by the Royale Parties; (ii) challenging the validity, enforceability, registrability or ownership of any Royale Intellectual Property or the Royale Parties’ rights with respect to any Royale Intellectual Property; or (iii) by the Royale Parties or any other Person alleging any infringement, misappropriation, dilution or violation by any Person of Royale Intellectual Property. The Royale Parties are not subject to any outstanding Governmental Order (including any motion or petition therefor) that does or would restrict or impair the use of any material Royale Intellectual Property.
Section 5.12 Insurance.  Section 5.12 of the Disclosure Schedules sets forth a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance maintained by the Royale Parties and relating to the assets, business, operations, employees, officers and directors of each Royale Party (collectively, the “Royale Insurance Policies”) and true and complete copies of Royale Insurance Policies have been made available to Matrix. The Royale Insurance Policies are in full force and effect with respect to the period covered. The Royale Parties have not received any written notice of cancellation of or materially adverse alteration of coverage under, any of such Royale Insurance Policies. All premiums or installment payments of premiums due on such Royale Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of the Royale Insurance Policy. All such Royale Insurance Policies are valid and binding in accordance with their terms. Except as set forth on Section 5.12 of the Disclosure Schedules, there are no material claims related to the business of any Royale party pending under any Royale Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. The Royale Parties are not in material default under, and have not otherwise failed to comply with, in any material respect, any provision contained in any such Royale Insurance Policy.
Section 5.13 Legal Proceedings; Governmental Orders.
(a) There are no Actions pending or, to each Royale Party’s Knowledge, threatened (a) against or by the Royale Parties affecting any of its properties or assets; or (b) against or by the Royale Parties that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.
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(b) Except as set forth in Section 5.13(b) of the Disclosure Schedules, there are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against or affecting any Royale Party or any of their properties or assets. The Royale Parties are in compliance with the terms of each Governmental Order set forth in Section 5.13(b) of the Disclosure Schedules.  No event has occurred or circumstances exist that may constitute or result in (with or without notice or lapse of time) a violation of any such Governmental Order.
Section 5.14 Compliance With Laws; Permits.
(a) Except as set forth in Section 5.14(b) of the Disclosure Schedules, the Royale Parties have complied, and are now complying, with all Laws applicable to it or its business, properties or assets, in each case, except as would not reasonably be expected to have a Royale Material Adverse Effect.
(b) All material Permits required for the Royale Parties to conduct their business have been obtained by it and are valid and in full force and effect. The Royale Parties are in compliance, in all material respects, with the terms of such material Permits No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any material Permit except as would not reasonably be expected to have a Royale Material Adverse Effect.
Section 5.15 Environmental Laws.  The Royale Parties and their Subsidiaries (i) are in compliance with all Environmental Laws, (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Royale Material Adverse Effect.
Section 5.16 Employee Benefit Matters.
(a) Section 5.16 of the Disclosure Schedules lists each Employee Benefit Plan that each Royale Party or any ERISA Affiliate maintains or to which each Royale Party or any ERISA Affiliate contributes or is a participating employer (collectively, the “Royale Benefit Plans”).  With respect to each Royale Benefit Plan, the Royale Parties have delivered to Royale true and complete copies of all plan documents and summary plan descriptions, the most recent determination letter (or opinion letter) received from the Internal Revenue Service, the most recent Form 5500 Annual Reports, and all related trust agreements associated with such Royale Benefit Plan.
(b) Each Royale Benefit Plan (and each related trust, insurance contract or fund) has been administered and operated in material compliance with the terms of the applicable controlling documents and with the applicable provisions of ERISA, the IRC and all other Applicable Laws, except as would not reasonably be expected to have a Royale Material Adverse Effect.  Each Royale Benefit Plan (including any material amendments thereto) that is capable of approval by, or registration for or qualification for special tax status with, the appropriate taxation, social security or supervisory authorities in the relevant jurisdiction has received such
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approval, registration or qualification or there remains a period of time in which to obtain such approval, registration or qualification retroactive to the date of any material amendment that has not previously received such approval, registration or qualification.
(c) Except as would not reasonably be expected to have a Royale Material Adverse Effect, all required reports, descriptions and disclosures have been filed or distributed appropriately and in accordance with applicable Law with respect to each Royale Benefit Plan.  The requirements of Part 6 of Subtitle B of Title I of ERISA and of Section 4980B of the IRC have been met with respect to each Royale Benefit Plan that is a group health plan.
(d) All contributions (including all employer contributions and employee salary reduction contributions) that are due and owing have been paid to each Royale Benefit Plan (or related trust or held in the general assets of any Royale Party or one or more ERISA Affiliates or accrued, as appropriate), and all contributions for any period ending on or before the Closing Date that are not yet due have been paid to each Royale Benefit Plan or accrued in accordance with the past custom and practice of the Royale Parties and the ERISA Affiliates.  All premiums or other payments for all periods ending on or before the Closing Date have been paid with respect to each Royale Benefit Plan that is an Employee Welfare Benefit Plan.
(e) Each Royale Benefit Plan that is an Employee Pension Benefit Plan and that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the IRC meets such requirements and has either received or applied for (or has time remaining to apply for) a favorable determination letter (or, in the case of a prototype plan, an opinion letter) from the Internal Revenue Service within the applicable remedial amendment periods.
(f) No Royale Benefit Plan, or Employee Benefit Plan maintained, sponsored or contributed to by any Royale Party or ERISA Affiliate in the six year period preceding the Closing Date is or has been subject to the minimum funding requirements of Section 412 of the IRC or subject to Title IV of ERISA.
(g) None of the Royale Benefit Plans promises or provides retiree medical, health or life insurance or other welfare type benefits for current or future retired or terminated employees, their spouses or their dependents (other than in accordance with Section 4980B of the IRC) that cannot be unilaterally terminated by a Royale Party or an ERISA Affiliate.
(h) Each Royale Benefit Plan has been administered in accordance with its terms, except as would not reasonably be expected to have a Royale Material Adverse Effect.  No Royale Party nor any ERISA Affiliate has entered into any agreement, arrangement or understanding, whether written or oral, with any trade union, works council or other employee representative body or any number or category of its employees that would prevent, restrict or impede the implementation of any layoff, redundancy, severance or similar program within its or their respective workforces (or any part of them).
(i) There are no unresolved claims or disputes under the terms of, or in connection with, any Royale Benefit Plan (other than routine undisputed claims for benefits), and no action, legal or otherwise, has been commenced with respect to any such claim or dispute, except, in each case, as would not reasonably be expected to have a Royale Material Adverse Effect.
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(j) With respect to each Royale Benefit Plan that Royale or any ERISA Affiliate maintains or to which any of them contributes:
(i) To the Knowledge of each Royale Party, there have been no “prohibited transaction,” as such term is defined in Section 406 of ERISA or Section 4975 of the IRC, with respect to any such Royale Benefit Plan that would subject any Royale Party or ERISA Affiliate to a tax or penalty imposed pursuant to Section 4975 of the IRC or Section 502(c), (i) or (l) of ERISA.
(ii) No Royale Party nor, to the Knowledge of any Royale Party, any ERISA Affiliate (by way of indemnification, directly or otherwise) has any liability or penalty under Sections 4976 through 4980 of the IRC or Title I of ERISA with respect to any Royale Benefit Plan.
(iii) No action, suit, proceeding, hearing or investigation with respect to the administration or the investment of the assets of any Royale Benefit Plan (other than routine claims for benefits) is pending or, to the Knowledge of any Royale Party, threatened, and to the Knowledge of any Royale Party, there is no basis for any such action, suit, proceeding, hearing or investigation, except, in each case, as would not reasonably be expected to have a Royale Material Adverse Effect.
(k) Neither the execution and delivery of this Agreement or any Ancillary Document to which the Royale Parties are a party, nor the Merger, the Exchange or any Other Exchange will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any officer, director or employee of any Royale Party; (ii) materially increase any benefits otherwise payable by the Royale Parties; or (iii) result in the acceleration of the time of payment or vesting of any such benefits.
(l) No Royale Benefit Plan is funded with or allows for payments or distributions in any employer security of the Royale Parties, including, but not limited to, employer securities as defined in Section 407(d)(1) of ERISA, or employer real property as defined in Section 407(d)(2) or ERISA;
(m) For purposes of this Agreement, the following terms will have the respective meanings indicated below:
(i) “Employee Benefit Plan” means, with respect to any Person, the following, whether written or oral:  (A) any nonqualified deferred compensation or retirement plan or arrangement that is an Employee Pension Benefit Plan, (B) any qualified defined contribution retirement plan or arrangement that is an Employee Pension Benefit Plan, (C) any qualified defined benefit retirement plan or arrangement that is an Employee Pension Benefit Plan, (D) any Employee Welfare Benefit Plan or fringe benefit plan or program, or (E) any profit sharing, bonus, stock option, stock purchase, severance or incentive plan, agreement or arrangement that is sponsored, maintained or contributed to by such Person or any ERISA Affiliate of such Person for the benefit of the employees, former employees, independent contractors or agents of
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such Person or any ERISA Affiliate or has been so sponsored, maintained or contributed to at any time prior to the Closing Date.
(ii) “Employee Pension Benefit Plan” has the meaning set forth in Section 3(2) of ERISA.
(iii) “Employee Welfare Benefit Plan” has the meaning set forth in Section 3(1) of ERISA.
Section 5.17 Employment Matters.
(a) Section 5.17(a) of the Disclosure Schedules contains a list of all persons who are employees of the Royale Parties as of the date hereof, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate; (v) commission, bonus or other incentive-based compensation; and (vi) a description of the fringe benefits provided to each such individual as of the date hereof.
(b) Except as set forth in Section 5.17(b) of the Disclosure Schedules, the Royale Parties are not, and have not been for the past three (3) years, a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a  union, works council or labor organization (collectively, “Union”), and there is not, and has not been for the past three (3) years, any Union representing or purporting to represent any employee of the Royale Parties, and, to each Royale Party’s Knowledge, no Union or group of employees is seeking to organize employees for the purpose of collective bargaining. Except as set forth in Section 5.17(b) of the Disclosure Schedules, to the Knowledge of each Royale Party, there has been no threat of  any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting the Royale Parties or any of their employees.
(c) Except as would not reasonably be expected to have a Royale Material Adverse Effect, the Royale Parties are in compliance with all applicable Laws pertaining to employment and employment practices to the extent they relate to employees of the Royale Parties, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance. All individuals characterized and treated by the Royale Parties as independent contractors or consultants are properly treated as independent contractors under all applicable Laws, except as would not reasonably be expected to have a Royale Material Adverse Effect. All employees of the Royale Parties classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified, except as would not reasonably be expected to have a Royale Material Adverse Effect. Except as set forth in Section 5.17(c) of the Disclosure Schedules, there are no Actions against any Royale Party pending, or to each Royale Party’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former applicant, employee, consultant or
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independent contractor of the Royale Parties, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wage and hours or any other employment-related matter arising under applicable Laws.
Section 5.18 Taxes.  Except as set forth in Section 5.18 of the Disclosure Schedules:
(a) All Tax Returns required to be filed on or before the Closing Date by the Royale Parties have been, or will be, timely filed. All Taxes due and owing by the Royale Parties (whether or not shown on any Tax Return) have been, or will be, timely paid.
(b) The Royale Parties have withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder or other party, and complied with all information reporting and backup withholding provisions of applicable Law.
(c) No claim has been made by any taxing authority in any jurisdiction where Royale or any of its Subsidiaries do not file Tax Returns that it is, or may be, subject to Tax by that jurisdiction.
(d) No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of Royale or any of its Subsidiaries.
(e) The amount of the Royale’s Liability for unpaid Taxes for all periods ending on or before December 31, 2015, does not, in the aggregate, exceed the amount of accruals for Taxes (excluding any accrual for Taxes with respect to timing differences between financial accounting income and taxable income) reflected on the Royale Financial Statements. The amount of the Royale’s Liability for unpaid Taxes for all periods following the end of the recent period covered by the Royale Financial Statements shall not, in the aggregate, exceed the amount of accruals for Taxes (excluding any accrual for Taxes with respect to timing differences between financial accounting income and taxable income) as adjusted for the passage of time in accordance with the past custom and practice of Royale (and which accruals shall not exceed comparable amounts incurred in similar periods in prior years).
(f) Section 5.18(f) of the Royale Disclosure Schedules sets forth:
(i) the taxable years of  Royale as to which the applicable statutes of limitations on the assessment and collection of Taxes have not expired;
(ii) those years for which examinations by the taxing authorities have been completed; and
(iii) those taxable years for which examinations by taxing authorities are presently being conducted.
(g) All deficiencies asserted, or assessments made, in writing against the Royale Parties as a result of any examinations by any taxing authority have been fully paid or otherwise finally resolved.
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(h) The Royale Parties are not a party to any Action by any taxing authority. There are no pending or threatened Actions by any taxing authority.
(i) The Royale Parties have delivered to Matrix copies of all federal, state, local and foreign income, franchise and similar Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by, Royale or any of its Subsidiaries for all Tax periods ending after January 1, 2014.
(j) There are no Encumbrances for Taxes (other than for current Taxes not yet due and payable) upon the assets of the Royale Parties.
(k) The Royale Parties are not a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement (other than any agreement entered into in the ordinary course of business with incidental tax provisions, such as loan agreements, leases, and hedging contracts).
(l) No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any taxing authority with respect to the Royale Parties.
(m) Royale has not been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes. Royale has no Liability for Taxes of any Person (other than the Royale Parties) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Law), as transferee or successor, by contract or otherwise (other than pursuant to any agreement entered into in the ordinary course of business with incidental tax provisions, such as loan agreements, leases, and hedging contracts).
(n) The Royale Parties will not be required to include any item of income in, or exclude any item or deduction from, taxable income for taxable period or portion thereof ending after the Closing Date as a result of:
(i) any change in a method of accounting under Section 481 of the IRC (or any comparable provision of state, local or foreign Tax Laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date;
(ii) an installment sale or open transaction occurring on or prior to the Closing Date;
(iii) a prepaid amount received on or before the Closing Date;
(iv) any closing agreement under Section 7121 of the IRC, or similar provision of state, local or foreign Law; or
(v) any election under Section 108(i) of the IRC.
(o) Royale has not been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the IRC.
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(p) Each Royale Party is not, and has not been, a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the IRC and Treasury Regulations Section 1.6011-4(b).
(q) Within the last three (3) years, Royale has not owned any material assets located outside the United State or conducted a material trade or business outside the United States.
(r) Each Royale Party is not an investment company as defined in Section 351(e)(1) of the IRC.
(s) Each Royale Party is not under the jurisdiction of a court in a title 11 or similar case within the meaning of Sections 351(e)(2) and 368(a)(3)(A) of the IRC.
Section 5.19 Books and Records.  The minute books and stock record books of the Royale Parties, all of which have been made available to Matrix, are complete and correct and have been maintained in accordance with sound business practices. The minute books of the Royale Parties contain accurate and complete records of all meetings, and actions taken by written consent of, the Royale Stockholders, the Royale Board and any committees of the Royale Board, and no meeting, or action taken by written consent, of any such Royale Stockholders, Royale Board or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of the Royale Parties.
Section 5.20 Related Party Transactions.  Section 5.20 of the Disclosure Schedules lists all Contracts between the Royale Parties and any executive officer or director of the Royale Parties or any person owning 5% or more of the Royale Common Stock or the Royale Preferred Stock (or any of such person’s immediate family members or Affiliates of such person) or by which any executive officer or director of a Royale Party or any person owning 5% or more of the Royale Common Stock or the Royale Preferred Stock (or any of such person’s immediate family members or Affiliates) has any interest in any property owned by the Royale Parties.
Section 5.21 Brokers.  Except for any fee which may become due to Northland Capital Markets on completion of the Merger, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Document based upon arrangements made by or on behalf of the Royale Parties.
Section 5.22 Legal Proceedings.  There are no Actions pending or, to the Royale Parties’ Knowledge, threatened against or by any Royale Party or any of their respective Affiliates that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. To the Knowledge of each Royale Party, no event has occurred or circumstances exist that may give rise or serve as a basis for any such Action.
Section 5.23 Registration Statement.  None of the information included or incorporated by reference in the Registration Statement to be filed pursuant to Section 6.02, its letter to the stockholders, notice of meeting, proxy statement and forms of proxy, to be filed with the SEC in connection with the Merger, will, at the date it is first mailed to Royale’s stockholders or at the time of Royale Stockholders Meeting or at the time of any amendment or
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supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Royale Parties with respect to statements made or incorporated by reference therein based on information supplied by Matrix expressly for inclusion or incorporation by reference in the Registration Statement. The Registration Statement will comply as to form in all material respects with the requirements of the Exchange Act.
Section 5.24 Opinion of Financial Advisor.  Royale has received the opinion of Northland Capital Markets, dated as of the date of this Agreement, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the terms of the Mergers are fair from a financial point of view to Royale and its shareholders, and such opinion has not been rescinded or revoked.
Section 5.25 No Other Representations or Warranties.  Except for the representations and warranties contained in this ARTICLE V (giving effect to the Royale Disclosure Schedules), neither Royale nor Parent makes any representation or warranty, express or implied on behalf of any Royale Party or any of its affiliates in connection with this Agreement or the transactions contemplated hereby.
ARTICLE VI
Certain Covenants and Agreements of Parent, Royale and the Holders
The Holders further agree with the Parent and Royale, and Royale and Parent further agree with the Holders, that from the date hereof through the Closing Date:
Section 6.01 Conduct of Business Prior to the Closing.  From the date hereof until the Closing, except as otherwise provided in this Agreement or consented to in writing by the parties (which consent shall not be unreasonably withheld or delayed), each of Parent, Royale and their respective Subsidiaries, shall (x) conduct their respective businesses in the ordinary course of business consistent with past practice; and (y) use reasonable best efforts to maintain and preserve intact the current organization, business and franchise of each of their respective business organizations and to preserve the rights, franchises, goodwill and relationships of the respective employees, customers, lenders, suppliers, regulators and others having business relationships with such business organizations. Without limiting the foregoing, from the date hereof until the Closing Date, each of Parent, Royale and their respective Subsidiaries, shall:
(a) preserve and maintain all of its Permits;
(b) pay its debts, Taxes and other obligations when due;
(c) maintain the properties and assets owned, operated or used by it in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear;
(d) not (i) amend or propose to amend the Royale Charter Documents, (ii)  split, combine, subdivide or reclassify any their outstanding capital stock, partnership interest or any other securities, (iii) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, or make any other distribution in respect of any securities, except for
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dividends by a direct or wholly-owned Subsidiary of the applicable Person to its parent, or (iv) repurchase, redeem or otherwise acquire, or modify or amend, any capital stock, partnership interest or any other securities or any rights, warrants or options to acquire any such securities except, with respect to each of the foregoing, the issuance of securities upon the exercise of outstanding options, warrants, rights, or upon the conversion of outstanding securities;
(e) not, nor shall it permit any of its Subsidiaries to (i) redeem, purchase, acquire or offer to purchase or acquire any of its or their capital stock, partnership interest or any other securities or any options, warrants or rights to acquire any of its or their securities or any security convertible into or exchangeable for its or their securities, (ii) make any acquisition of any capital stock, assets or businesses of any other Person other than expenditures for current assets in the ordinary course of business consistent with past practice and expenditures for fixed or capital assets in the ordinary course of business consistent with past practice, (iii) sell, pledge, dispose of or encumber any assets or businesses that are material to the Royale or the Parent, as applicable, or their respective Subsidiaries, except, with respect to each of the foregoing, (A) sales, leases, rentals and licenses in the ordinary course of business consistent with past practice, (B) pursuant to Contracts that are in force at the date of this Agreement and are disclosed in the Disclosure Schedules, (C) dispositions of obsolete or worthless assets, (D) the transfer of the partnership interests of Matrix Royalty prior to the Closing to exclude Matrix Royalty from the transactions contemplated by the Merger Agreement and the Exchanges, including the removal of Matrix Royalty as a Borrower under the Notes, and (E) the transfer of legal title to direct working interests in oil and gas or mineral properties held by Royale for the benefit of third parties to Royale’s wholly owned Subsidiary, Royale DWI Interests, LLC, or (iv) enter into any Contract with respect to any of the foregoing items (i) through (iii);
(f) not, nor shall it permit any of its Subsidiaries to (i) issue, sell, pledge, grant or dispose of, or agree to issue, sell, pledge, grant or dispose of, any equity awards under any Royale Benefit Plans, incentive plans, or any additional capital stock, partnership interest or any other securities (except, with respect to Royale, shares issuable to officers and directors as compensation for services pursuant to the agreements described in the registration statement on Form S-8 filed with the SEC by Royale on April 16, 2016), or any options, warrants or rights of any kind to acquire any securities, or of any debt or equity securities convertible into or exchangeable for its capital stock, partnership interest or any other securities, or (ii) incur or assume any indebtedness for borrowed money or guarantee any indebtedness or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Royale, respectively, or any of its applicable Subsidiaries; except Royale may from time to time, borrow, repay and reborrow under its revolving credit facility, and pledge their properties, issue debt securities and amend, modify, increase, extend, replace or refinance such bank credit facility;
(g) not pay, discharge or satisfy any material claims, material liabilities or material obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction (i) of any such material claims, material liabilities or material obligations in the ordinary course of business consistent with past practice or (ii) of material claims, material liabilities or material obligations reflected or reserved against in, or contemplated by, the Royale Financial Statements (or the notes thereto);
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(h) not enter into, amend, modify or renew any employment, consulting, severance or similar contract with, pay any bonus or grant any material increase in salary, wage or other compensation or any increase in any employee benefit to, any of its directors, officers or employees, except in each such case (i) as may be required by applicable Law, or (ii) to satisfy obligations existing as of the date hereof pursuant to the terms of contracts that are in effect on the date hereof;
(i) except in the ordinary course of business, not materially modify or amend, or terminate any Material Contract, or waive, relinquish, release or terminate any material right or material claim, or enter into any contract that would have been a Material Contract if it had been in existence at the time of the execution of this Agreement;
(j) continue in full force and effect without modification all Insurance Policies, except as required by applicable Law;
(k) defend and protect its properties and assets from infringement or usurpation;
(l) perform all of its obligations under all Contracts relating to or affecting its properties, assets or business;
(m) maintain its books and records in accordance with past practice;
(n) comply in all material respects with all applicable Laws; and
(o) not take or permit any action that would cause any of the changes, events or conditions described in Section 5.08 to occur.
Section 6.02 Registration Statement; Approval by Royale’s Stockholders.
(a) Royale shall file with the Securities and Exchange Commission (the “SEC”) and any state securities regulatory agency where required a Registration Statement on Form S-4 to register the common stock of Royale to be issued as Exchange Consideration and to provide Proxy Statement/Prospectus to Royale’s stockholders seeking approval of the Merger.  Royale shall use its reasonable best efforts to make effective the Registration Statement on Form S-4, and once effective use the Proxy Statement/Prospectus to solicit proxies and conduct a meeting of Royale’s stockholders to obtain the approval of its shareholders for the Merger and the Exchange. ).  Royale and Parent shall use reasonable best efforts to cause the Registration Statement and the Proxy Statement/Prospectus to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC.
(b) Subject to the terms set forth in this Agreement, Royale shall take all action necessary to duly call, give notice of, convene and hold a special meeting of Royale stockholders to consider and vote on this Agreement, the Mergers and related transactions (the “Royale Stockholders Meeting”) as soon as reasonably practicable after the date of this Agreement, and, in connection therewith, Royale shall mail the Proxy Statement/Prospectus to the holders of Royale Common Stock and Royale Preferred Stock, if any, in advance of such meeting. Royale
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shall use reasonable best efforts to (i) solicit from the holders of Royale Common Stock and the Royale Preferred Stock proxies, in compliance with all applicable laws, in favor of the adoption of this Agreement and approval of the Merger and (ii) take all other actions necessary or advisable to secure the vote or consent of the holders of Royale Common Stock and Royale Preferred Stock, if any, required by applicable Law to obtain such approval. Notwithstanding anything contained herein to the contrary, Royale shall not be required to hold Royale Stockholders Meeting if this Agreement is terminated before the meeting is held.
Section 6.03 Approval of the Holders.  Royale and Parent shall use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to the Holders as promptly as practicable after the date on which the Registration Statement is declared effective under the Securities Act.  Royale and Parent shall use reasonable best efforts to (i) solicit the agreement of each Holder, in compliance with all applicable laws, to enter into this Agreement and participate in the Exchange, and (ii) take all other actions necessary or advisable to consummate the transaction contemplated herein.  Royale and Parent shall keep the Holders updated with respect to the solicitation results as requested from time to time by Holders.  Notwithstanding anything contained herein to the contrary, Royale and Parent shall not be required to deliver or continue solicitation of Holders with respect to the Exchange if this Agreement is terminated prior to Closing.
Section 6.04 Approval of the Borrowers.  The Holders will use reasonable best efforts to obtain and deliver to Royale and Parent the following consents and assurances from each of the respective Borrowers (collectively, the “Borrower Consent and Assurance”) prior to Closing:
(a) Each Borrower shall consent to the execution, delivery and performance by each Holder of this Agreement, the sale, assignment and exchange of the Note Indebtedness as evidenced by the Notes and the other Credit Documents and the consummation of the other transactions contemplated by this Agreement, and each Borrower shall assure Royale, Parent and the Holders that such action (i) will not violate any Applicable Law as to such Borrower, or any order or decree of any court or governmental instrumentality applicable to such Borrower or any of its property; (ii) does not constitute an “Event of Default” under the Credit Documents, the Matrix Senior Indebtedness, or any other document or instrument evidencing Indebtedness obligations of the Borrowers; and (iii) will not conflict with or result in the breach or termination of, constitute a default under, cause the attachment of any Lien under, or accelerate any performance required by, any indenture, mortgage, deed of trust, lease, agreement or other instrument to which such Borrower is a party or by which any of its property is bound.
(b) Each Borrower shall acknowledge and agree that, upon and after giving effect to the Closing, all of the Note Indebtedness held by each Holder, including the all obligations under the Notes and the other Credit Documents, shall thereby be automatically and irrevocably transferred and held by Parent, provided that, after giving effect to the Closing, each Holder shall be in receipt of all of shares of Series B Preferred Stock comprising the Exchange Consideration to which such Holder shall be entitled under this Agreement.
(c) Borrower has taken all action required (if any) under its Governing Documents to provide the foregoing consent and assurance.
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Section 6.05 Certain Pre-Merger Actions of Royale Parties.
(a) Parent and Royale.  Royale will take all action necessary to cause Parent, Royale and each of their Subsidiaries to perform its obligations under this Agreement and to consummate the Exchange on the terms and conditions set forth in this Agreement. Until the Closing, Parent will not carry on any business or conduct any operations other than the execution of this Agreement, the Merger Agreement and the performance of its obligations reasonably related to such agreements.
(b) Royale Energy Direct Working Interest Subsidiary.  Prior to the Merger, Royale will cause certain assets and liabilities related to the ownership of direct working interests in oil and gas properties which are held for the benefit of third parties to be transferred to a separate, wholly owned subsidiary of Royale for the benefit of the third party working interest holders.
Section 6.06 Notice of Certain Events.
(a) From the date hereof until the Closing, Royale shall promptly notify the Holders  in writing of:
(i)
any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Royale Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by any of the Royale Parties hereunder not being true and correct, or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 8.01 or 8.03 to be satisfied;

(ii)	any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;
(iii)	any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and
(iv)
any Actions commenced or, to the Knowledge of any of the Royale Parties, is threatened against, relating to or involving or otherwise affecting any of the Royale Parties that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 5.13 or that relates to the consummation of the transactions contemplated by this Agreement.

(b) The receipt of information by any Party pursuant to this Section 6.06 shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by any other Party in this Agreement  and shall not be deemed to amend or supplement the Disclosure Schedules.
Section 6.07 Public Announcements.  In connection with the execution and delivery of this Agreement, Royale and Matrix shall issue a joint press release mutually agreed to by Matrix
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(on behalf of itself and certain Matrix LPs) and Royale.  Royale, in its discretion, shall be entitled to convene an investor conference call in conjunction with the issuance of such press release.  Except for the press release and such conference call, no party shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to this Agreement, the Mergers, the Ancillary Documents, the Exchanges, or the other transactions contemplated hereby without the prior written consent of the other parties (which consent shall not be unreasonably withheld or delayed), except as may be required by Law, including applicable SEC requirements, applicable fiduciary duties or by any applicable listing agreement with a mutually agreed national securities exchange (in which case such party shall not issue or cause the publication of such press release or other public statement without prior consultation with the other party).
Section 6.08 Governmental Approvals and Consents.
(a) Each party hereto shall, as promptly as possible, (i) make, or cause or be made, all filings and submissions  required under any Law applicable to such party or any of its Affiliates; and (ii) use reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the Ancillary Documents. Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.
(b) Royale shall use reasonable best efforts to give all notices to, and obtain all consents from, all third parties that are described in Section 5.03 of the Disclosure Schedules.
(c) Without limiting the generality of the parties’ undertakings pursuant to subsections (a) and (b) above, each of the parties hereto shall use all reasonable best efforts to:
(i) respond to any inquiries by any Governmental Authority regarding antitrust or other matters with respect to the transactions contemplated by this Agreement or any Ancillary Document;
(ii) avoid the imposition of any order or the taking of any action that would restrain, alter or enjoin the transactions contemplated by this Agreement or any Ancillary Document; and
(iii) in the event any Governmental Order adversely affecting the ability of the parties to consummate the transactions contemplated by this Agreement or any Ancillary Document has been issued, to have such Governmental Order vacated or lifted.
(d) Notwithstanding the foregoing, nothing in this Section 6.08 shall require, or be construed to require, Royale or any of its Affiliates to agree to (i) sell, hold, divest, discontinue or limit, before or after the Closing Date, any assets, businesses or interests of Royale or any of its Affiliates; (ii) any conditions relating to, or changes or restrictions in, the operations of any such
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assets, businesses or interests which, in any case, could reasonably be expected to result in a Royale Material Adverse Effect, or which would materially and adversely impact the economic or business benefits to Parent, Royale or their respective stockholders or partners, of the transactions contemplated by this Agreement; or (iii) any material modification or waiver of the terms and conditions of this Agreement.
Section 6.09 Closing Conditions.  From the date hereof until the Closing, each party hereto shall use reasonable best efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in ARTICLE VIII hereof.
Section 6.10 Subsequent Filings.  Until the earlier of the Closing Date or the termination of this Agreement, Royale will timely file with the SEC each form, report and document required to be filed by Royale under the Exchange Act.  As of their respective dates, none of such reports shall contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The audited consolidated financial statements and unaudited interim financial statements of Royale included in such reports shall be prepared in accordance with United States generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto) and shall present fairly, in all material respects, the financial position of Royale and its consolidated Subsidiaries as at the dates thereof and the results of their operations and changes in financial position for the periods then ended.
Section 6.11 Stockholder Litigation.  Royale shall promptly advise Holders orally and in writing of any shareholder litigation commenced against Royale and/or its directors relating to this Agreement, the Royale Merger, the Matrix Merger and/or the transactions contemplated by this Agreement or the Ancillary Documents and shall keep the Holders fully informed regarding any such shareholder litigation.
Section 6.12 Listing on National Securities Exchange.  Royale and the Parent shall each use its reasonable best efforts to have the Parent Common Stock to be issued upon consummation of the Mergers and the Other Exchanges, as well as the Parent Common Stock issuable upon conversion of the Series B Preferred Stock issued to the Holders in connection with the Exchange, to be listed for trading on a national securities exchange upon effectiveness of the Royale Merger, or approved for listing upon notice of issuance of such Parent Common Stock.
Section 6.13 Further Assurances.  Each party shall, at any time and from time to time after the date hereof, upon reasonable request by another party and without further consideration, execute and deliver such instruments or other documents and take such further action as may be reasonably required in order to perfect any other undertaking made by the party hereunder, or to vest, perfect or confirm of record or otherwise, the equity interests assigned in connection with the Exchange.
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Section 6.14 Certain Tax Matters.
(a) Parent, Royale and the Holder shall each use their reasonable best efforts to cause the Mergers and Exchanges (“Contributions”) to qualify as a tax-deferred capital contribution within the meaning of Section 351 of the IRC, and before or after the Closing, none of Parent, Royale or the Holders shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could cause the Contributions to fail to qualify under Section 351 of the IRC.
(b) Parent, Royale and the Holders shall comply with the record keeping and information reporting requirements set forth in U.S. Treasury Regulation Section 1.351-3.
(c) Royale shall use its reasonable best efforts to obtain the Tax opinions set forth in Section 8.02(f).
(d) Officers of Royale shall execute and deliver, respectively, to Strasburger & Price, LLP, Tax counsel for Royale, and Porter Hedges LLP, Tax counsel for Matrix, certificates substantially in the form agreed to by the parties and such law firms at such time or times as may reasonably be requested by such law firms, including (i) prior to the time the Registration Statement is declared effective by the SEC, (ii) prior to the Matrix Merger Effective Time and the Royale Merger Effective Time, and (iii) prior to Closing (if not Closing does not occur substantially concurrently with such merger effective times), in connection with such Tax counsel’s respective delivery of opinions pursuant to Section 8.02(f).  Each of Royale and Parent shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the certificates described in this Section 5.18.
(e) For federal income tax purposes, Parent and Royale shall treat:
(i) the Matrix Stockholders as the owners of the Matrix Common Stock surrendered by them in the Matrix Merger through the close of the day on which the Matrix Merger Effective Time occurs;
(ii) the Royale Stockholders as the owners of the Royale Shares surrendered by them in the Royale Merger through the close of the day on which the Royale Merger Effective Time occurs;
(iii) the Matrix LP Holders as the owners of their respective limited partnership interests in the Matrix LPs surrendered by them in the LP Exchanges through the close of the Closing Date for the applicable LP Exchange Agreement;
(iv) the Matrix Operator Holders as the owners of the shares of capital stock of Matrix Operator surrendered by them in the Matrix Operator Stock Exchange through the close of the Closing Date for the Matrix Operator Stock Exchange Agreement;
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(v) each Matrix LP as terminating pursuant to Section 708 of the IRC as of the close of the Closing Date for the applicable LP Exchange Agreement, and
(vi) the Matrix Operator as an S corporation through the close of the Closing Date for the Matrix Operator Stock Exchange Agreement (on which date its taxable year shall end ), and as a C corporation eligible to join in filing a consolidated federal income tax return with Parent commencing at the beginning of the day following such Closing Date.
Section 6.15 Matrix Senior Indebtedness.  Parent, Royale and the Holders shall use reasonable best efforts to obtain the consent of the agent and lenders under Matrix’s Term Loan Agreement, dated effective June 15, 2016 (the “Matrix Senior Indebtedness”), among Matrix, Matrix Operator and the Matrix LPs, as borrowers party thereto, the administrative agent party thereto, and the lenders from time to time party thereto, and any other consent under any related loan and security documents, and to the transactions contemplated by this Agreement, and to cause Parent to assume all of the obligations of Matrix, Matrix Operator and the Matrix LPs under the Matrix Senior Indebtedness and any related loan and security documents; provided, however, that if the Matrix Senior Indebtedness shall be refinanced under the terms of any form of new senior Indebtedness, then such new senior Indebtedness shall be on terms and conditions reasonably acceptable to Royale, Matrix, Matrix Operator and the Matrix LPs.
Section 6.16 Consents to Matrix Merger and Other Exchanges.  Each of the Holders hereby consents to the Matrix Merger and the Other Exchanges, as well as each sale, assignment and transfer of the Other Exchange Interests pursuant to the Other Exchanges, and consents and agrees that the Parent, as transferee of all of the Matrix LP Interests, shall, upon consummation of such respective assignments, be admitted as a substituted limited partner to each of the Matrix LPs, and that each Matrix LP shall continue in full force and effect following such Other Exchange in accordance with terms of its Partnership Charter Documents, with Parent as substituted limited partner and Matrix continuing as general partner of such Matrix LP.
Section 6.17 Holder Indebtedness and Receivables.  On or prior to the Closing, the Holders shall cause to be paid in full in cash all accounts payable, notes payable and advances payable by any Holder to any Borrower, and the Borrowers shall pay in full in cash all accounts payable, notes payable and advanced payable by any Borrower to any Holder, except for the Notes and the Note Indebtedness exchanged by the Holders pursuant to the terms of this Agreement

ARTICLE VII
Reserved

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ARTICLE VIII
Conditions to Closing
Section 8.01 Conditions to Obligations of All Parties.
The obligations of all Parties to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:
(a) This Agreement and the Exchange and shall have been duly adopted and approved by each of the Holders and the Other Exchanges shall have been duly adopted and approved by the Other Exchange Approvals.
(b) This Agreement, the Royale Merger, the Matrix Merger and the issuance of Parent Common Stock pursuant to (i) the Royale merger, (ii) the Matrix Merger, (iii) the LP Exchange Agreements, and (iv) the Matrix Operator Stock Exchange Agreement, shall have been duly adopted and approved by the Requisite Royale Vote and the Requisite Matrix Vote in accordance with the CCC and the DGCL, as applicable.
(c) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.
(d) the Registration Statement shall be declared effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC and not concluded or withdrawn;
(e) the issuance of the shares of Parent Common Stock to be issued as the Capital Stock Consideration in connection with the Mergers and the Exchanges, and the shares of Parent Common Stock issuable on conversion of the Series B Preferred Stock to be issued in connection with the Debt Exchange Consideration, shall have been appropriately registered under the Securities Act and registered, qualified or qualified for exemption under applicable state securities Laws;
(f) the Holders shall have received all consents, authorizations, orders and approvals from the Governmental Authorities referred to in Section 4.01 in form and substance reasonably satisfactory to Royale and the Holders, and no such consent, authorization, order and approval shall have been revoked.
(g) Royale shall have received all consents, authorizations, orders and approvals from the Governmental Authorities referred to in Section 5.03, in each case, in form and substance reasonably satisfactory to Royale and the Holders, and no such consent, authorization, order and approval shall have been revoked.
(h) All conditions to the Mergers have been satisfied or waived by the parties thereto.
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Section 8.02 Conditions to Obligations of Royale and Parent. The obligations of Royale and Parent to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Royale’s waiver, at or prior to the Closing, of each of the following conditions:
(a) Other than the representations and warranties of the Holders contained in Section 4.01(a), Section 4.02 and Section 4.03, the representations and warranties of the Holders contained in this Agreement and those of each Holder in its respective Letter of Transmittal and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects or in all material respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of the Holders contained in contained in Section 4.01(a), Section 4.02 and Section 4.03, shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).
(b) The Holders shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, the Holders shall have performed such agreements, covenants and conditions, as so qualified.
(c) No Action shall have been commenced against any of the Royale Parties, the Holders or Matrix, which would prevent the Closing. No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any transaction contemplated hereby.
(d) All approvals, consents and waivers that are listed on Section 4.01 of the Holders Disclosure Schedules shall have been received, and executed counterparts thereof shall have been delivered to Royale at or prior to the Closing.
(e) The Royale Board shall have received an opinion from Northland Capital Markets to the effect that, as of the date of this Agreement and based upon and subject to the qualifications and assumptions set forth therein, the terms of the Merger are fair, from a financial point of view, to Royale and its shareholders, and such opinion shall not have been rescinded or revoked.
(f) Royale shall have received the opinion of Strasburger & Price, LLP, counsel to Royale, in form and substance reasonably satisfactory to Royale, on the date on which the Registration Statement is filed and on the Closing Date, in each case dated as of such respective date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Matrix, Royale and Parent, all of which are consistent with the state of facts existing as of the date on which the Registration Statement is filed and the Royale Merger Effective Time, as applicable, to the effect that the Royale Merger will qualify for
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nonrecognition of gain or loss under  Section 351 of the IRC.  In rendering the opinion described in this Section 8.02(f), Strasburger & Price, LLP shall have received and may rely upon the certificates and representations referred to in Section 6.14.
(g) The Holders shall have delivered each of the closing deliverables set forth in Section 8.04(a).
(h) The lenders and the administrative agent who are party to the Matrix Senior Indebtedness and any related loan and security documents shall have consented to assumption of the Matrix Senior Indebtedness and any related loan and security documents by the Parent or the Matrix Senior Indebtedness and any related loan shall have been refinanced or paid off in accordance with Section 6.15.
(i) Holders of no more than 5.0% of the outstanding shares of Matrix Common Stock as of immediately prior to the Matrix Merger Effective Time, in the aggregate, shall have exercised, or remain entitled to exercise, statutory appraisal rights pursuant to Section 1301 of the CCC with respect to such shares of Matrix Common Stock.
Section 8.03 Conditions to Obligations of Holders.  The obligations of the Holders to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or the Holders’ waiver, at or prior to the Closing, of each of the following conditions:
(a) Other than the representations and warranties of the Royale Parties contained in Section 5.01, Section 5.02(b), Section 5.03, Section 5.04, Section 5.05, Section 5.18, Section 5.21 and Section 5.22, the representations and warranties of the Royale Parties contained in this Agreement, the Ancillary Documents and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect, as so qualified) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of the Royale Parties contained in Section 5.01, Section 5.02(b), Section 5.03, Section 5.04, Section 5.05, Section 5.18, Section 5.21 and Section 5.22 shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).
(b) The Royale Parties shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Ancillary Documents to be performed or complied with by them prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, the Royale Parties shall have performed such agreements, covenants and conditions, as so qualified, in all respects.
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(c) No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any material transaction contemplated hereby.
(d) All approvals, consents and waivers that are listed on Section 5.03 of the Royale Disclosure Schedules shall have been received, and executed counterparts thereof shall have been delivered to Matrix at or prior to the Closing.
(e) From the date of this Agreement, there shall not have occurred any Royale Material Adverse Effect, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Royale Material Adverse Effect.
(f) Matrix shall have received the opinion of Porter Hedges LLP, counsel to Matrix, in form and substance reasonably satisfactory to Matrix, on the date on which the Registration Statement is filed and on the Closing Date, in each case dated as of such respective date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Matrix, Royale and Parent, all of which are consistent with the state of facts existing as of the date on which the Registration Statement is filed and the Matrix Merger Effective Time, as applicable, to the effect that (i) the Matrix Merger and the Exchanges will qualify for nonrecognition of gain or loss under Section 351 of the IRC.  In rendering the opinion described in this Section 8.03(f), Porter Hedges LLP shall have received and may rely upon the certificates and representations referred to in Section 6.14.
(g) Royale shall have delivered each of the closing deliverables set forth in Section 8.04(b).
(h) Royale shall have an aggregate cash balance in excess of 65% of its deferred drilling obligation immediately prior to the Closing Date.
(i) The lenders and the administrative agent who are party to the Matrix Senior Indebtedness and any related loan and security documents shall have consented to assumption of the Matrix Senior Indebtedness and any related loan and security documents by the Parent or the Matrix Senior Indebtedness and any related loan shall have been paid off in accordance with Section 6.15.
(j) No later than the earlier of (i) the time of the Royale Stockholders Meeting, (ii) the time of the next annual meeting of stockholders of Royale, or (iii) August 2, 2017, a majority of the then-current stockholders of Royale shall have approved the conversion of $1,580,000 aggregate principal amount of the convertible notes of Royale issued on August 2, 2016 (the “Royale Convertible Notes”), representing all of the aggregate principal amount of such Royale Convertible Notes, into Royale Common Stock or Parent Common Stock, as applicable, pursuant to the terms and conditions of the Royale Convertible Notes.
(k) Holders of no more than 5.0% of the outstanding shares of Royale Common Stock as of immediately prior to the Royale Merger Effective Time, in the aggregate, shall have exercised, or remain entitled to exercise, statutory appraisal rights pursuant to Section 1301 of
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the CCC with respect to shares of Royale Common Stock in connection with the Royale Merger or any of the Exchanges.
Section 8.04 Closing Deliverables.
(a) At or prior to the Escrow Closing, the Holders shall deliver or cause the Holder representative to deliver, to Royale, or if otherwise provided below, to the Escrow Agent, the following, as provided below:
(i) Each Holder shall have executed and delivered to the Escrow Agent the Escrow Agreement, this Agreement, a properly executed and completed Letter of Transmittal with respect thereto, in the form attached to Exhibit C (“Letter of Transmittal”) which shall be delivered to the Escrow Agent together with all of such Holder’s outstanding the Notes; provided, however, if one or more Notes held by any registered holder of the Notes has been lost, stolen or destroyed, such holder may deliver a Lost Note Affidavit and Indemnity Agreement in form and substance satisfactory to the Borrowers and Royale in substitution for such lost, stolen or destroyed Notes;
(ii) Each Holder that is a corporation or limited liability company shall provide a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the corporation or limited liability company certifying the names and signatures of the officers authorized to sign this Agreement and the other documents to be delivered hereunder, and each Holder that is a partnership shall provide a certificate of its general partner, or if the general partner is a corporation or limited liability company, a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the corporation or limited liability company that is such general partner certifying the names and signatures of the officers of the officers authorized to sign this Agreement on behalf of such general partner and the other documents to be delivered hereunder;
(iii) a good standing certificate (or its equivalent) from the secretary of state or similar Governmental Authority of the jurisdiction under the Laws in which any Holder that is a business entity is  organized;
(iv) the Section 351 Plan; and
(v) such other documents or instruments as Royale reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.
(b) At the Closing, Royale shall deliver to the Holder Representative on behalf of the Holders (or such other Person as may be specified herein) the following:
(i) instructions to Parent’s transfer agent to issue and deliver the Exchange Consideration to each of the Holders as provided in this Agreement, in each case registered in the name of the Persons specified in the respective Letters of Transmittal;
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(ii) instructions to Royale’s transfer agent to issue and deliver the consideration to be delivered in connection with the Mergers and the Other Exchanges pursuant to the Requisite Approvals to such Persons entitled to receive such consideration in accordance with such Requisite Approvals;
(iii) evidence that the Matrix Senior Indebtedness shall have been assumed by Parent or paid off as of the Closing Date in accordance with Section 6.14;
(iv) a certificate, dated the Closing Date and signed by a duly authorized officer of each Royale Party, that each of the conditions set forth in Section 8.03(a) and Section 8.03(b) have been satisfied;
(v) a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Royale Parties certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of the Royale Parties authorizing the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby;
(vi) a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Royale Parties certifying the names and signatures of the officers of the Royale Parties authorized to sign this Agreement, the Ancillary Documents and the other documents to be delivered hereunder and thereunder;
(vii) evidence of the establishment of a new Subsidiary and the transfer of all of the assets related to the DWI Business of Royale (including assets held in trust for its investors);
(viii) the Section 351 Plan;
(ix) employment agreements executed by Parent and each of Jonathan Gregory, Donald Hosmer, Stephen Hosmer, Johnny Jordan, Joe Paquette and Jay Sheevel, all in a form reasonably acceptable to Royale and Matrix;
(x) certificates or other evidence reasonably satisfactory to the Holders confirming that none of the Royale Stockholders owning more than 5% of the number of shares of Royale Common Stock outstanding immediately before the Royale Merger is a “foreign person” within the meaning of Treasury Regulation § 1445-2(b); and
(xi) such other documents or instruments as the Holders reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.
(c) At the Closing, provided that (i) the conditions of this ARTICLE VIII have been fulfilled to the reasonable satisfaction of each Party entitled to satisfaction thereof, and(ii) each of the deliveries required by Section 8.04(a) and Section 8.04(b) have been made in accordance with requirements thereof, Royale and the Partnership shall provide joint written instructions to
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the Escrow Agent to release and deliver to Royale or its designee all of the Letters of Transmittal and Notes held in escrow by Escrow Agent pursuant to the Escrow Agreement.
ARTICLE IX
Termination
Section 9.01 Termination.
This Agreement may be terminated at any time prior to the Closing:
(a) by the mutual written consent of the Holders and Royale;
(b) by Royale by written notice to the Holders if:
(i) no Royale Party is then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Holders pursuant to this Agreement that would give rise to the failure of any of the conditions specified in ARTICLE VIII and such breach, inaccuracy or failure has not been cured by the Holders within 30 days of the Holders’ receipt of written notice of such breach from Royale; or
(ii) any of the conditions set forth in Section 8.01 or Section 8.02 shall not have been fulfilled by March 31, 2017  (the “Outside Date”), or if it becomes impossible or extremely unlikely for any such conditions to be fulfilled by the Outside Date, unless such failure shall be due to the failure of the Royale Parties to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;
(c) by the Holders by written notice to Royale if:
(i) the Holders are not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by any Royale Party pursuant to this Agreement that would give rise to the failure of any of the conditions specified in ARTICLE VIII and such breach, inaccuracy or failure has not been cured by such Royale Party within 30 days of Royale’s receipt of written notice of such breach from the Holders; or
(ii) any of the conditions set forth in Section 8.01 or Section 8.03 shall not have been fulfilled by the Outside Date, or if it becomes impossible or extremely unlikely for any such conditions to be fulfilled by the Outside Date, unless such failure shall be due to the failure of the Holders to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or
(d) by either Royale or the Holders if:
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(i) the Merger has not been consummated on or before the Outside Date; provided, that the right to terminate this agreement pursuant to this subsection shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the failure of the Closing to be consummated on or before the Outside Date.
(ii) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable;
(iii) this Agreement has been submitted to the stockholders of Royale for adoption at a duly convened Royale Stockholders Meeting and the Requisite Royale Vote shall not have been obtained at such meeting (including any adjournment or postponement thereof); or
(iv) this Agreement has been submitted to the Holders and the Holders’ Consent shall not have been obtained.
Section 9.02 Effect of Termination.  In the event of the termination of this Agreement in accordance with this ARTICLE IX, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and there shall be no liability or further obligation under this Agreement on the part of the Royale Parties or the Holders, or their respective officers or directors, and all obligations under this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto, except:
(a) Royale and the Holders shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations with respect to confidential information set forth in the intent dated July 20, 2016, between Royale and Matrix (the “Letter of Intent”), which obligations shall survive the termination of this Agreement in accordance with the terms set forth therein;
(b) as set forth in this ARTICLE IX, and ARTICLE X hereof; and
(c) that nothing herein shall relieve any party hereto from liability for fraud, or for any willful breach of any provision hereof.
ARTICLE X
Miscellaneous
Section 10.01 Expenses.  Except as otherwise expressly provided herein, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.
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Section 10.02 Notices.  All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

If to the Holders:	c/o Matrix Oil Management Corporation
104 W. Anapamu Street, Suite C
Santa Barbara, CA 93101
E-mail: jjordan@matrixoil.com
Attention: Johnny Jordan, Executive Vice President

with a copy to:	Porter Hedges LLP
1000 Main Street, 36th Floor
Houston, Texas 77002
E-mail: edelpozo@porterhedges.com
Attention: Ephraim del Pozo

If to Royale or Merger Sub:	Royale Energy, Inc.
1870 Cordell Court, Suite 210
El Cajon, California 92020
Email: Jonathan@royl.com
Attention: Jonathan Gregory, Chief Executive Officer

with a copy to:	Strasburger & Price, LLP
720 Brazos Street, Suite 700
Austin, Texas 78701
Email: lee.polson@strasburger.com
Attention: Lee Polson

Section 10.03 Interpretation.  For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Disclosure Schedules and Exhibits mean the Articles and Sections of, and Disclosure Schedules and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This
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Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.
Section 10.04 Headings.  The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.
Section 10.05 Severability.  If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.
Section 10.06 Entire Agreement.  This Agreement and the Ancillary Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the Ancillary Documents, the Exhibits and Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.
Section 10.07 Successors and Assigns.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.
Section 10.08 Amendment and Modification; Waiver.  This Agreement may only be amended, modified or supplemented by an agreement in writing signed by Royale, Parent, and the Holders at any time prior to the Matrix Merger Effective Time and the Royale Merger Effective Time; provided, however, that after each of the Requisite Matrix Vote and the Requisite Royale Vote is obtained, there shall be no amendment or waiver that, pursuant to applicable Law, requires further approval of the Stockholders, without the receipt of such further approvals. Any failure of any Royale Party, on the one hand, or Holders, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by Holders (with respect to any failure by any Royale Party) or by the Royale Parties (with respect to any failure by the Holders), respectively, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
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Section 10.09 Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.
(a) This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).
(b) ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF CALIFORNIA IN EACH CASE LOCATED IN THE CITY OF SAN DIEGO AND COUNTY OF SAN DIEGO, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.
(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE ANCILLARY DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10(c).
Section 10.10 Specific Performance.  The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.
Section 10.11 Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, this Agreement and Plan of Exchange has been duly executed and delivered effective as of the date first hereinabove written.
PARENT:

 Royale Energy Holdings, Inc.

By_____________________
Name:
Title:

ROYALE:

Royale Energy, Inc.

By__________________________________
Name:
Title:

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HOLDERS:

__________________________________
Name: Johnny Jordan, Individually

__________________________________
Name: Jeffrey R. Kerns, Individually

__________________________________
Name: Nelda Mae Swift

Jordan Enterprises Limited Partnership

By: Walou Corp., its general partner

By:_________________________________
Name:_______________________________
Title:________________________________

PEM Resources Limited Partnership

By: PEM Management Corporation, its general partner

By:__________________________________
Name:________________________________
Title:_________________________________

Meeteetse Limited Partnership

By: Hot Springs Ranch Corp., its general partner

By:__________________________________
Name:________________________________
Title:_________________________________

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SIRC Properties LLC

By:__________________________________
Name:________________________________
Title:_________________________________

Groves Investments Profit Sharing Plan

By:__________________________________
Name:________________________________
Title:_________________________________

JRS Energy Investments, LLC

By:__________________________________
Name:________________________________
Title:_________________________________

Oakview Investments LP

By: OVE Inc., its general partner

By:__________________________________
Name:________________________________
Title:_________________________________

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Exhibit A

EXCHANGE CONSIDERATION

[Exchange Consideration: Number of shares of Parent Series B Preferred Stock = Amount of outstanding Note Indebtedness together with all accrued interest / $10] [To be completed when Agreement executed]

59

Exhibit B

ESCROW AGREEMENT

[To be prepared when Agreement is executed.]

60

Exhibit C

LETTER OF TRANSMITTAL

[To be prepared when Agreement is executed.]

61

Exhibit D

SECTION 351 PLAN OF MERGER AND EXCHANGE

(See attached.)
62

Exhibit 10.2

ROYALE ENERGY, INC.
CERTIFICATE OF DESIGNATION
OF
 SERIES B 3.5% REDEEMABLE CONVERTIBLE PREFERRED STOCK
To Be Designated
Series B Convertible Preferred Stock

 (Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware)
Royale Energy, Inc., a Delaware corporation (the “Corporation”), in accordance with Section 151 of the General Corporation Law of the State of Delaware (as amended, the “DGCL”), does hereby certify that:
A. The name of the corporation is Royale Energy, Inc.
B. The original Certificate of Incorporation of the Corporation (as may be amended from time to time, the “Certificate of Incorporation”) was filed with the Secretary of State of the State of Delaware on November 22, 2016.
C. Immediately prior to the filing of this Certificate of Designation for Series B 3.5% Convertible Preferred Stock, the Corporation was authorized to issue Ten Million (10,000,000) shares of Preferred Stock.
D. Pursuant to the authority conferred upon the Board of Directors of the Corporation by the Certificate of Incorporation, and pursuant to the provisions of Sections 103 and 151(g) of the DGCL, the Board of Directors of the Corporation [in a meeting held / by unanimous written consent] on [      ] [   ], 2016, adopted the following resolutions creating a series of Preferred Stock designated as Series B 3.5% Convertible Preferred Stock:
RESOLVED, that pursuant to the authority vested in the Board of Directors of this Corporation under the provisions of the Certificate of Incorporation, and pursuant to Sections 103 and 151(g) of the General Corporation Law of the State of Delaware, this Board of Directors hereby (i) creates a series of Preferred Stock designated as “Series B 3.5% Convertible Preferred Stock” to consist of three million (3,000,000) shares, (ii) authorizes and directs the Co-President or any Vice President and the Chief Financial Officer, Secretary or any Assistant Secretary of this Corporation to prepare and file a Certificate of Designation for the Series B 3.5% Convertible Preferred Stock with the Secretary of State of the State of Delaware in accordance with this resolution and the provisions of Delaware law and to take such actions as they may deem necessary or appropriate to carry out the intent and of this resolution and (iii) hereby fixes the powers, designations, preferences and restrictions of such Series B 3.5% Convertible Preferred Stock as follows:
Section 1. Number of Shares and Designation.  This series of Preferred Stock shall be designated as Series B 3.5% Redeemable Convertible Preferred Stock, $0.001 par value per share (the “Series B Preferred Shares”), and the number of shares that shall constitute such series shall be 3,000,000.
Section 2. Definitions.  For purposes of the Series B Preferred Shares and as used in this Certificate, the following terms shall have the meanings indicated:
(a) “Automatic Conversion” shall have the meaning set forth in Section 12.
(b) “Board of Directors” shall mean the Board of Directors of the Corporation or any committee of members of the Board of Directors authorized by such Board of Directors to perform any of its responsibilities with respect to the Series B Preferred Shares.
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(c) “Business Day” shall mean any day other than a Saturday, Sunday or a day on which state or federally chartered banking institutions in New York, New York are not required to be open.
(d) “Call Date” shall mean the date fixed for redemption of the Series B Preferred Shares and specified in the notice to holders required under Section 5(d) as the Call Date.
(e) “Certificate” shall mean this Certificate of Designation of the Series B Preferred Shares.
(f) “Change of Control Date” shall have the meaning set forth in Section 14(a).
(g) “Change of Control Conversion Date” shall be a business day set forth in the notice of Change of Ownership or Control provided in accordance with Section 14(e) below that is not less than 20 days nor more than 35 days after the date on which the Corporation provides such notice pursuant to Section 14(e).
(h) A “Change of Ownership or Control” shall be deemed to have occurred on the date (i) that a “person,” “group” or “entity” (within the meaning of Sections 13(d) and 14(d) of the Exchange Act) becomes the ultimate “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have beneficial ownership of all shares of Voting Stock that such person or group has the right to acquire regardless of when such right is first exercisable), directly or indirectly, of Voting Stock representing more than 50% of the total voting power of the total Voting Stock of the Corporation; (ii) that the Corporation sells, transfers or otherwise disposes of all or substantially all of its assets; or (iii) of the consummation of a merger or share exchange of the Corporation with another entity where the Corporation’s shareholders immediately prior to the merger or share exchange would not beneficially own, immediately after the merger or share exchange, securities representing 50% or more of the outstanding Voting Stock of the entity issuing cash or securities in the merger or share exchange (without consideration of the rights of any class of stock to elect directors by a separate group vote), or where members of the Board of Directors immediately prior to the merger or share exchange would not, immediately after the merger or share exchange, constitute a majority of the board of directors of the entity issuing cash or securities in the merger or share exchange.
(i)  “Common Shares” shall mean the shares of Common Stock, $0.001 par value per share, of the Corporation.
(j) “DGCL” shall mean the General Corporation Law of the State of Delaware, as amended.
(k) “Disrupted Trading Day” shall mean a Trading Day on which Common Shares experience any of the following during the one-hour period ending at the conclusion of the regular Trading Day: (a) any suspension of or limitation imposed on the trading of Common Shares on any national or regional securities exchange or association or over-the-counter market; (b) any event (other than an event listed under subsection (c) below) that disrupts or impairs the ability of market participants in general to (i) effect transactions in or obtain market values for Common Shares on any relevant national or regional securities exchange or association or over-the-counter market or (ii) effect transactions in or obtain market values for futures or options contracts relating to Common Shares on any relevant national or regional securities exchange or association or over-the-counter market; or (c) any relevant national or regional securities exchange or association or over-the-counter market on which Common Shares trade closes on any exchange Trading Day prior to its scheduled closing time unless such earlier closing time is announced by the exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such exchange and (ii) the submission deadline for orders to be entered into the exchange for execution on such Trading Day.
(l) “Dividend Payment Date” shall have the meaning set forth in Section 3(a).
(m) “Dividend Periods” shall mean quarterly dividend periods commencing on the first day of each calendar quarter and ending on and including the day preceding the first day of the next succeeding calendar quarter; provided, however, that any Dividend Period during which any Series B Preferred Shares shall be redeemed pursuant to Section 5 shall end on and include the Call Date only with respect to the Series B Preferred Shares being redeemed.
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(n) “Dividend Rate” shall mean the dividend rate accruing on the Series B Preferred Shares, as applicable, from time to time pursuant to the terms hereof.
(o) “Dividend Record Date” shall have the meaning set forth in Section 3(b).
(p) “DTC” shall mean The Depository Trust Company.
(q)  “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
(r) “Global Preferred Shares” shall have the meaning set forth in Section 15.
(s)  “Junior Shares” shall have the meaning set forth in Section 7(c).
(t) “Legacy Notes” shall mean, collectively, that certain Promissory Note, dated as of December 31, 2015, made by Jeffrey R. Kerns payable to LegacyTexas Bank, and that certain Promissory Note, dated as of December 31, 2015, made by Johnny Jordan payable to LegacyTexas Bank, in each case, as amended, restated, modified, renewed, refunded, restructured, supplemented, replaced or refinanced from time to time.
(u) “Liquidation Preference Amount” means an amount initially equal to $10.00 per Series B Preferred Share, as such amount may be adjusted from time to time as provided in this Certificate.
(v) “Parity Shares” shall have the meaning set forth in Section 7(b).
(w) “Person” shall mean any individual, firm, partnership, limited liability company, corporation or other entity, and shall include any successor (by merger or otherwise) of such entity.
(x) “SEC” means the United States Securities and Exchange Commission.
(y) “Senior Shares” shall have the meaning set forth in Section 7(a).
(z) “Series B Preferred Shares” shall have the meaning set forth in Section 1.
(aa) “set apart for payment” shall be deemed to include, without any further action, the following:  the recording by the Corporation in its accounting ledgers of any accounting or bookkeeping entry that indicates, pursuant to an authorization by the Board of Directors and a declaration of dividends or other distribution by the Corporation, the initial and continued allocation of funds to be so paid on any series or class of shares of stock of the Corporation; provided, however, that if any funds for any class or series of Junior Shares or any class or series of Parity Shares are placed in a separate account of the Corporation or delivered to a disbursing, paying or other similar agent, then “set apart for payment” with respect to the Series B Preferred Shares shall mean irrevocably placing such funds in a separate account or irrevocably delivering such funds to a disbursing, paying or other similar agent.
(bb) “Stated Rate” shall mean 3.5% per annum.
(cc)  “Trading Day” shall mean, if a security is listed or admitted to trading on The NASDAQ Global Market, The NASDAQ Capital Market or The NASDAQ Global Select Market (each, a “NASDAQ Stock Market”), the New York Stock Exchange, the NYSE MKT or another national securities exchange or national securities market, a full day on which the NASDAQ Stock Market or such other national securities exchange or national securities market on which the security is traded is open for business and on which trades may be made thereon and that is not a Disrupted Trading Day.
(dd) “Trading Market” means any of the following markets or exchanges on which the Common Shares are listed or quoted for trading on the date in question: the NYSE MKT, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, OTCQB or OTCQX (or any successors to any of the foregoing).
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(ee)  “Transfer Agent” means American Stock Transfer & Trust Co., or such other agent or agents of the Corporation as may be designated by the Board of Directors or its duly authorized designee as the transfer agent, registrar and dividend disbursing agent for the Series B Preferred Shares.
(ff) “Voluntary Conversion Consideration” shall have the meaning set forth in Section 11(a).
(gg) “Voluntary Conversion Date” shall have the meaning set forth in Section 11(c)
(hh) “Voluntary Conversion Right” shall have the meaning set forth in Section 11(a).
(ii) “Voting Stock” shall mean stock of any class or kind having the power to vote generally for the election of directors.
(jj) “VWAP” means, with respect to the Common Shares and on a Trading Day, the price determined by the first of the following clauses that applies: (a) if the Common Shares are then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Shares for such Trading Day on the Trading Market on which the Common Shares are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if the Common Shares are not then listed or quoted for trading on a Trading Market and if prices for the Common Shares are then reported in the “Pink Sheets” published by OTC Markets, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the daily volume weighted average price of the Common Shares so reported for such Trading Day, or (c) in all other cases, the fair market value of one Common Share as determined by an independent appraiser selected in good faith by the Purchaser and reasonably acceptable to the Corporation, the fees and expenses of which shall be paid by the Corporation.
Section 3. Dividends.
(a) Holders of issued and outstanding Series B Preferred Shares shall be entitled to receive cumulative dividends at a rate per annum equal to the Stated Rate times the Liquidation Preference Amount on the first day of the next Dividend Period (the “Dividend Payment Date”) (subject to Section 3(b) below), payable as follows:
(i) For so long as the Legacy Notes remain outstanding and either of Jeffrey R. Kerns, Johnny Jordan or any of their affiliates hold Series B Preferred Shares (the “Legacy Note Condition”), then to the extent assets of the Corporation are legally available therefor and the Corporation is not prohibited under the terms and provisions of any agreement relating to its senior secured indebtedness, such dividends shall be payable in cash (such dividends, the “Cash Dividends”);
(ii) If the Legacy Note Condition is not satisfied on any Dividend Record Date, then the Board of Directors, at its sole discretion and to the extent assets of the Corporation are legally available therefor, may elect to pay such dividends in cash or as PIK Dividends; and
(iii) If the Legacy Note Condition is not satisfied on any Dividend Record Date, then to the extent that the Board of Directors elects to pay dividends due hereunder in a form other than  Cash Dividends, such dividends shall be payable in kind in such number of shares of Series B Preferred Shares determined using a price per share equal to the Liquidation Preference Amount (adjusted appropriately for stock splits, stock dividends, recapitalizations, consolidations, mergers, reclassifications and the like with respect to the Series B Preferred Shares) (such dividends, the “PIK Dividends”). In lieu of the issuance of a fractional share of Series B Preferred Shares as a PIK Dividend, the Corporation shall issue a whole share of Series B Preferred Shares (rounded to the nearest whole share), determined on the basis of the total number of shares of Series B Preferred Shares held by the holder with respect to which such dividends are being calculated.
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(b) Such dividends shall accrue daily, non-compounded, on each issued and outstanding share of the Series B Preferred Shares (including any Series B Preferred Shares issued as PIK Dividends); provided that (i) if any Dividend Payment Date is not a Business Day, then the dividend that would otherwise have been payable on such Dividend Payment Date may be paid on the next succeeding Business Day with the same force and effect as if paid on such Dividend Payment Date, and no interest or additional dividends or other sums shall accrue on the amount so payable from such Dividend Payment Date to such next succeeding Business Day.  Any dividend payable on the Series B Preferred Shares for any partial Dividend Period shall be prorated and computed on the basis of a 360-day year consisting of twelve 30-day months.  Dividends shall be payable to holders of record as they appear in the stock records of the Corporation at the close of business on the applicable record date, which shall be with respect to all Dividend Periods, the tenth day preceding the applicable Dividend Payment Date, or such other date designated by the Board of Directors or an officer of the Corporation duly authorized by the Board of Directors for the payment of dividends that is not more than 30 nor less than ten days prior to such Dividend Payment Date (each such date, a “Dividend Record Date”).  The Corporation shall at all times keep reserved a sufficient number of Series B Preferred Shares for the payment of dividends on the Series B Preferred Shares as described in this Section 3.
(c) No Cash Dividends on the Series B Preferred Shares will be declared by the Corporation or paid or set apart for payment by the Corporation at such time as the terms and provisions of Senior Shares or any agreement relating to the Corporation’s senior secured indebtedness prohibit such declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration, payment or setting aside of funds is restricted or prohibited under the DGCL or other applicable law; provided, however, notwithstanding anything to the contrary contained herein, dividends on the Series B Preferred Shares shall continue to accrue and accumulate regardless of whether: (i) any or all of the foregoing restrictions exist; (ii) the Corporation has earnings or profits; (iii) there are funds legally available for the payment of such dividends; or (iv) such dividends are authorized by the Board of Directors.  Accrued and unpaid dividends on the Series B Preferred Shares will accumulate as of the Dividend Payment Date on which they first become payable or on the date of redemption of the Series B Preferred Shares, as the case may be.  For the avoidance of doubt, if the Legacy Note Condition is not satisfied on any Dividend Record Date and  Cash Dividends are not paid with respect to the corresponding Dividend Period, then the Corporation shall declare and issue PIK Dividends as provided in this Certificate.
(d) Except as provided in the next sentence, if any Series B Preferred Shares are outstanding, no dividends, whether payable in cash or in other assets of the Corporation, will be declared or paid or set apart for payment on any Parity Shares or Junior Shares, unless all accumulated accrued and unpaid dividends are contemporaneously declared and paid in cash or declared and a sum of cash sufficient for the payment thereof set apart for such payment on the Series B Preferred Shares for all past Dividend Periods with respect to which full dividends were not paid on the Series B Preferred Shares either as Cash Dividends or PIK Dividends.  When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart for payment) upon the Series B Preferred Shares and upon all Parity Shares, all dividends declared, paid or set apart for payment upon the Series B Preferred Shares and all such Parity Shares shall be declared and paid in cash pro rata or declared and set apart for payment pro rata so that the amount of cash dividends declared per share of Series B Preferred Shares and per share of such Parity Shares shall in all cases bear to each other the same ratio that accumulated dividends per share of Series B Preferred Shares and such other Parity Shares (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such other Parity Shares do not bear cumulative dividends) bear to each other.  No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Series B Preferred Shares which may be in arrears.
(e) Unless all accumulated accrued and unpaid dividends on the Series B Preferred Shares are contemporaneously declared and paid (whether in cash or as PIK Dividends), no dividends may be declared or paid or set apart for payment upon the Common Shares or any Junior Shares or Parity Shares, nor shall any Common Shares or any Junior Shares or Parity Shares be redeemed, purchased or otherwise acquired directly or indirectly for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such stock) by the Corporation (except by conversion into or exchange for Junior Shares or by redemption, purchase or acquisition of stock under any employee benefit plan of the Corporation, provided that the aggregate price paid for such redeemed, purchased or acquired stock shall not exceed $1 million in any twelve-month period).
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(f) Holders of Series B Preferred Shares shall not be entitled to any dividend, whether payable in cash, property or shares, in excess of all accumulated accrued and unpaid dividends on the Series B Preferred Shares as described in this Section 3.  Any dividend payment made on the Series B Preferred Shares shall first be credited against the earliest accumulated accrued and unpaid dividend due with respect to such shares which remains payable at the time of such payment.
Section 4. Liquidation Preference.
(a) Subject to the rights of the holders of Senior Shares and Parity Shares, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, before any payment or distribution of the assets of the Corporation (whether capital or surplus) shall be made to or set apart for the holders of Junior Shares, as to the distribution of assets on any liquidation, dissolution or winding up of the Corporation, each holder of the Series B Preferred Shares shall be entitled to receive the Liquidation Preference Amount plus an amount in cash equal to all accumulated accrued and unpaid dividends thereon (whether or not earned or declared) to the date of final distribution to such holders.  If, upon any liquidation, dissolution or winding up of the Corporation, the assets of the Corporation, or proceeds thereof, distributable among the holders of the Series B Preferred Shares shall be insufficient to pay in full the preferential amount aforesaid and liquidating payments on any other shares of any class or series of Parity Shares as to the distribution of assets on any liquidation, dissolution or winding up of the Corporation, then such assets, or the proceeds thereof, shall be distributed among the holders of Series B Preferred Shares and any such other Parity Shares ratably in accordance with the respective amounts that would be payable on such Series B Preferred Shares and any such other Parity Shares if all amounts payable thereon were paid in full.  For the purposes of this Section 4, none of (i) a consolidation or merger of the Corporation with one or more corporations or other entities, (ii) a sale, lease or transfer of all or substantially all of the Corporation’s assets or (iii) a statutory share exchange shall be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, of the Corporation; provided that all provisions of this Certificate remain in place and will continue to be binding and in full force and effect with respect to the Corporation or any successor entity thereto, and in the event of liquidation, dissolution or winding up of the Corporation or such successor entity, as applicable, the Liquidation Preference and other provisions of this Certificate shall apply.
(b) Subject to the rights of the holders of Senior Shares and Parity Shares upon liquidation, dissolution or winding up, upon any liquidation, dissolution or winding up of the Corporation, after payment shall have been made in full to the holders of the Series B Preferred Shares, as provided in this Section 4, any other series or class or classes of Junior Shares shall, subject to the respective terms and provisions (if any) applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series B Preferred Shares shall not be entitled to share therein.
Section 5. Redemption.
(a) The Series B Preferred Shares shall be redeemable by the Corporation at any time including upon the occurrence of a Change of Ownership or Control in accordance with Section 6, to the extent the Corporation has lawfully available funds therefor.  The Corporation may redeem the Series B Preferred Shares, in whole at any time and not in part, at the option of the Corporation, for cash, at the Liquidation Preference Amount, plus the amounts indicated in Section 5(b).  Nothing herein shall preclude the Corporation from purchasing or otherwise acquiring some or all of the Series B Preferred Shares through voluntary transactions with the holders thereof, provided that the Corporation shall then have lawfully available funds for such transactions.
(b) Upon any redemption of Series B Preferred Shares, the Corporation shall, subject to the next sentence, pay in cash any accumulated accrued and unpaid dividends in arrears (i) for any Dividend Period ending on or prior to the Call Date, and (ii) for any partial Dividend Period ending after the Call Date, which dividends shall be prorated and computed on the basis of a 360-day year consisting of twelve 30-day months.  If the Call Date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, then each holder of Series B Preferred Shares at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date.  Except as provided above, the Corporation shall make no payment or allowance for unpaid dividends, whether or not in arrears, on Series B Preferred Shares called for redemption.
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(c) If all accumulated accrued and unpaid dividends on the Series B Preferred Shares and any other class or series of Parity Shares of the Corporation have not been paid in cash or Series B Preferred Shares (or, with respect to any Parity Shares, in Parity Shares), or declared and set apart for payment in cash or Series B Preferred Shares (or, with respect to any Parity Shares, in Parity Shares) the Series B Preferred Shares shall not be redeemed under this Section 5 and the Corporation shall not purchase or acquire Series B Preferred Shares, other than (i) pursuant to Section 6, or (ii) pursuant to a purchase or exchange offer made on the same terms to all holders of Series B Preferred Shares and Parity Shares.
(d) Notice of the redemption of any Series B Preferred Shares shall be mailed by first class mail to each holder of record of Series B Preferred Shares at the address of each such holder as shown on the Corporation’s records and the Corporation shall issue notice by press release, not less than 30 nor more than 60 days prior to the Call Date. Neither the failure to mail any notice required by this paragraph (d), nor any defect therein or in the mailing thereof, to any particular holder, shall affect the sufficiency of the notice or the validity of the proceedings for redemption with respect to the other holders. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given on the date mailed whether or not the holder receives the notice. Each such mailed notice and such notice by press release shall state, as appropriate: (1) the date fixed for redemption of the Series B Preferred Shares, specified in such notice as the Call Date; (2) the number of Series B Preferred Shares to be redeemed; (3) the redemption price per Series B Preferred Share (determined as set forth in paragraph (a) or (b) with respect to Section 5 or Section 6, as applicable) plus accumulated accrued and unpaid dividends through the Call Date (determined as set forth in paragraph (b) of this Section 5); (4) if any shares are represented by certificates, the place or places at which certificates for such shares are to be surrendered; (5) that dividends on the shares to be redeemed shall cease to accrue on such Call Date except as otherwise provided herein; and (6) any other information required by law or by the applicable rules of any exchange or national securities market upon which the Series B Preferred Shares may be listed or admitted for trading. Notice having been mailed and issued by press release as aforesaid, from and after the Call Date (unless the Corporation shall fail to make available an amount of cash necessary to effect such redemption), (i) except as otherwise provided herein, dividends on the Series B Preferred Shares so called for redemption shall cease to accrue, (ii) said shares shall no longer be deemed to be outstanding, and (iii) all rights of the holders thereof as holders of Series B Preferred Shares shall cease (except the right to receive cash payable upon such redemption, without interest thereon, upon surrender and endorsement of their certificates if so required and to receive any dividends accrued as of the Call Date, payable in cash).  For the avoidance of doubt, the designation of a Call Date by the Corporation for purposes of this Section 5 or Section 6 shall not terminate any conversion right with respect to the Series B Preferred Shares.
(e) The Corporation’s obligation to provide cash in accordance with the preceding subsection shall be deemed fulfilled if, on or before the Call Date, the Corporation shall irrevocably deposit funds necessary for such redemption, in trust, with a bank or trust company that has, or is an affiliate of a bank or trust company that has, capital and surplus of at least $500,000,000, with irrevocable instructions that such cash be applied to the redemption of the Series B Preferred Shares so called for redemption, in which case the notice to holders of the Series B Preferred Shares will (i) state the date of such deposit, (ii) specify the office of such bank or trust company as the place of payment of the redemption price and (iii) require such holders to surrender the certificates, if any, representing such shares at such place on or about the date fixed in such redemption notice (which may not be later than the Call Date) against payment of the redemption price (including all accumulated accrued and unpaid dividends to the Call Date, determined as set forth in paragraph (b) of this Section 5). No interest shall accrue for the benefit of the holders of Series B Preferred Shares to be redeemed on any cash so set aside by the Corporation (or, if applicable, the acquiring entity). Subject to applicable escheat laws, any such cash unclaimed at the end of six months from the Call Date shall revert to the general funds of the Corporation (or, if applicable, the acquiring entity) after which reversion the holders of such shares so called for redemption shall look only to the general funds of the Corporation (or, if applicable, the acquiring entity) for the payment of such cash.
(f) As promptly as practicable after the surrender in accordance with said notice of the certificates, if any, for any such shares so redeemed (properly endorsed or assigned for transfer, if the Corporation (or, if applicable, the acquiring entity) shall so require and if the notice shall so state), such shares shall be exchanged for the amount of cash (without interest thereon) for which such shares have been redeemed.
(g) The provisions of paragraphs (a)-(f) shall apply with respect to any redemption, whether pursuant to Section 5 or Section 6 hereof.
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(h) All Series B Preferred Shares issued and redeemed by the Corporation in accordance with this Section 5, or otherwise acquired by the Corporation, shall be restored to the status of authorized but unissued shares of undesignated Preferred Shares of the Corporation, subject to compliance with any applicable provisions of the laws of Delaware; provided, that any subsequent issuance of such undesignated Preferred Shares as Series B Preferred Shares must be in compliance with the terms of this Certificate.
Section 6. Special Optional Redemption by the Corporation.  Upon the occurrence of a Change of Ownership or Control, the Corporation will have the option upon written notice mailed by the Corporation, postage pre-paid, and by press release, in each case, not less than 10 nor more than 30 days prior to the redemption date and addressed to the holders of record of the Series B Preferred Shares to be redeemed at their respective addresses as they appear on the share transfer records of the Corporation, to redeem all of the outstanding Series B Preferred Shares within 60 days after the first date on which such Change of Ownership or Control occurred, for cash equal to the Liquidation Preference Amount, plus accrued and unpaid distributions, if any, to, but not including, the redemption date. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series B Preferred Shares except as to the holder to whom notice was defective or not given.  For the avoidance of doubt, the designation of a redemption date in connection with a Change of Ownership or Control by the Corporation for purposes of this Section 6 shall not terminate any conversion right with respect to the Series B Preferred Shares.
Section 7. Ranking.  Any class or series of shares of stock of the Corporation shall be deemed to rank:
(a) prior to the Series B Preferred Shares, as to the payment of dividends and as to distribution of assets upon liquidation, dissolution or winding up, if the holders of such class or series shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in preference or priority to the holders of Series B Preferred Shares (“Senior Shares”);
(b) on a parity with the Series B Preferred Shares, as to the payment of dividends and as to distribution of assets upon liquidation, dissolution or winding up, whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share thereof be different from those of the Series B Preferred Shares, if the holders of such class or series and the Series B Preferred Shares shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other (“Parity Shares”); and
(c) junior to the Series B Preferred Shares, as to the payment of dividends and as to the distribution of assets upon liquidation, dissolution or winding up, if such class or series shall be the Common Shares or any other class or series of shares of stock of the Corporation now or hereafter issued and outstanding over which the Series B Preferred Shares have preference or priority in the payment of dividends and in the distribution of assets upon any liquidation, dissolution or winding up of the Corporation (“Junior Shares”).
Section 8. Voting Rights. The Series B Preferred Shares shall have no voting rights, except as set forth in this Section 8.
(a) The holders of Series B Preferred Shares shall be entitled to notice of all stockholder meetings at which holders of Common Shares shall be entitled to vote.  After [____________, 2018]1, the holders of the Series B Preferred Shares will be entitled to the number of votes equal to the number of votes to which the number of Common Shares into which such Series B Preferred Shares could be converted pursuant to Section 11 at the record date for the determination of the shareholders entitled to vote on the matter in question, or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited.  The holders of the Series B Preferred Shares shall vote equally with the holders of Common Shares as a single class on an as-converted basis on all issues presented to the stockholders of the Corporation for their action or consideration.  If the shares of Series B Preferred Shares held by a holder are convertible into a non-integral number of Common Shares as of the date of determination, the number of votes to which such shareholder will be entitled will, after

1 [NTD: To be the date that is the 2nd anniversary of the closing.]
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aggregating all such Series B Preferred Shares, be rounded down to the nearest whole vote if such non-integral number is less than 0.5 and rounded up to the nearest whole vote if such non-integral number is equal to or greater than 0.5.
(b) Notwithstanding anything herein to the contrary, so long as any Series B Preferred Shares are outstanding, the affirmative vote of the holders of at least majority of the Series B Preferred Shares at the time outstanding, acting as a single class regardless of series, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:
(i) Any amendment, alteration or repeal, by merger or otherwise, of any of the provisions of the Certificate of Incorporation or these terms of the Series B Preferred Shares that adversely affects the rights, privileges, powers or preferences of the Series B Preferred Shares; provided, however, that the amendment of the provisions of the Certificate of Incorporation so as to authorize or create, or to increase the authorized amount of, any Junior Shares that are not senior in any respect to the Series B Preferred Shares shall not be deemed to adversely affect the rights, privileges, powers or preferences of the Series B Preferred Shares;
(ii) A statutory share exchange that affects the Series B Preferred Shares, a consolidation with or merger of the Corporation into another entity, or a consolidation with or merger of another entity into the Corporation, unless in each such case each Series B Preferred Share (i) shall remain outstanding without an adverse change to its terms, privileges, preferences, powers and rights or (ii) shall be converted into or exchanged for preferred shares of the surviving entity having preferences, conversion or other rights, privileges, powers, restrictions, limitations as to dividends or distributions, qualifications and terms or conditions of redemption thereof identical to that of a Series B Preferred Share (except for changes that do not adversely affect the Series B Preferred Shares); or
(iii) The authorization, reclassification, issuance or creation of, or the increase in the authorized amount of, any shares of any class or any security convertible into or exchangeable for shares of any class ranking prior to or on a parity with the Series B Preferred Shares in the distribution of assets on any liquidation, dissolution or winding up of the Corporation or in the payment of dividends;
provided, however, that no such vote of the holders of Series B Preferred Shares shall be required in connection with a Change of Ownership or Control (except such vote on an as-converted basis with the holders of Common Shares) if, at or prior to the time when such amendment, alteration, repeal, share exchange, consolidation or merger is to take effect, or when the issuance of any such prior shares or convertible security is to be made, as the case may be, a deposit is made for the redemption in cash of all Series B Preferred Shares at the time outstanding as provided in paragraph (e) of Section 5 hereof for a redemption price determined under the appropriate paragraph of Section 5.
(c) Notwithstanding anything herein to the contrary, so long as any Series B Preferred Shares are outstanding, the affirmative vote of the holders of at least a majority of the Series B Preferred Shares at the time outstanding, acting as a single class regardless of series, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for (i) effecting or validating the amendment of the provisions of the Certificate of Incorporation so as to authorize, issue or create, or to increase the authorized amount of, the Series B Preferred Shares, Senior Shares or Parity Shares.
(d) Except as set forth herein, the Series B Preferred Shares shall not have any relative, participating, optional or other special voting rights and powers other than as set forth herein, and the consent of the holders thereof shall not be required for the taking of any corporate action.
(e) No amendment to these terms of the Series B Preferred Shares shall require the vote of the holders of Common Shares (except as required by law) or any series of Preferred Stock other than the Series B Preferred Shares.
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Section 9. Record Holders.  The Corporation and the Transfer Agent shall deem and treat the record holder of any Series B Preferred Shares as the true and lawful owner thereof for all purposes, and neither the Corporation nor the Transfer Agent shall be affected by any notice to the contrary.
Section 10. Sinking Fund.  The Series B Preferred Shares shall not be entitled to the benefits of any retirement or sinking fund.
Section 11. Voluntary Conversion.
(a) Subject to the terms and conditions of this Section 11, Series B Preferred Shares will be convertible without the payment of any additional consideration by the holder thereof, at any time at the option of the holder thereof, into Common Shares (the “Voluntary Conversion Right”) except that in respect of any such Series B Preferred Shares which shall have been called for redemption, such Voluntary Conversion Right shall terminate at the close of business on the day fixed for redemption.  If a holder of Series B Preferred Shares chooses to exercise such Voluntary Conversion Right, each individual Series B Preferred Share owned by such holder may be converted into 10 Common Shares of the Corporation, subject to adjustment as provided in this Certificate (the “Conversion Price”). In addition to the Common Shares issuable upon conversion described in the preceding sentence, the Corporation shall issue Common Shares upon conversion for accumulated accrued and unpaid dividends in arrears for any Dividend Period ending on or prior to the Voluntary Conversion Date for each Series B Preferred Share so converted calculated by determining the PIK Dividend for such period and multiplying such PIK Dividend by the Conversion Price (collectively with the Conversion Price, the “Voluntary Conversion Consideration”).
(b) In order to exercise the Voluntary Conversion Right, a holder of Series B Preferred Shares must provide written notice to the Corporation’s transfer agent that such holder elects to convert the Series B Preferred Shares, the number of Series B Preferred Shares to be converted, and the name or names in which such holder wishes the certificate or certificates for Common Shares to be issued and either (i) surrender the certificate or certificates, to the extent such Series B Preferred Shares are certificated, duly endorsed for transfer, to the Corporation’s transfer agent, or (ii) if such certificate or certificates, to the extent such Series B Preferred Shares are certificated, have been lost, stolen or destroyed, the holder must notify the Corporation’s transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificate or certificates.  Notwithstanding the foregoing, if the Series B Preferred Shares are held in global form, such notice shall comply with applicable procedures of the DTC.
(c) As soon as reasonably practicable after the receipt of written notice referred to in Section 11(b) and surrender of the certificate or certificates of Series B Preferred Shares to be converted, or delivery of an agreement and indemnification in the case of a lost certificate or certificates, the Corporation shall issue and deliver, or cause to be issued and delivered, to the holder, registered in such name or names as such holder may direct, a certificate or certificates for the number of Common Shares, issuable upon the conversion of such share or shares thereof.  To the extent permitted by law, such conversion shall be deemed to have been effected as of the close of business on the date on which such notice shall have been received by the Corporation or, if a conversion is elected by a holder as of any Change of Control Date, on such Change of Control Date, provided the certificate for such share or shares shall have been surrendered as aforesaid (“Voluntary Conversion Date”), and at such time the rights of the holder of such share or shares as such holder shall cease, and the person or persons in whose name or names any certificate or certificates for the Common Shares shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares represented thereby.
(d) No fractional shares shall be issued upon conversion of Series B Preferred Shares into Common Shares.  In case the number of shares of Series B Preferred Shares represented by the certificate or certificates surrendered exceeds the number of shares converted, the Corporation shall, upon such conversion, execute and deliver to the holder thereof, at the expense of the Corporation, a new certificate or certificates for the number of shares of Series B Preferred Shares represented by the certificate or certificates surrendered which are not to be converted.  If any fractional interest in any Common Share would be deliverable upon any such conversion, the Corporation, in lieu of delivering the fractional share thereof, shall round up the number of Common Shares to be delivered to the nearest whole share.
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Section 12. Automatic Conversion.
(a) Series B Preferred Shares will be automatically converted in to Common Shares at the Conversion Price if and when the following three requirements simultaneously exist: (i) the VWAP of the Common Shares is in excess of $3.50 for 20 consecutive Trading Days, subject to adjustment of such price in the manner provided in Section 13(a) for adjustment of the Conversion Price, (ii) the underlying Common Shares to be issued upon conversion of the Series B Preferred Shares are registered with the SEC, and (iii) the average daily volume of Common Shares traded during the 20 consecutive Trading Day period referenced in (i) above is in excess of 200,000 shares per Trading Day (the “Automatic Conversion”).
(b) In the event of an Automatic Conversion pursuant to paragraph (b), the outstanding Series B Preferred Shares will be converted automatically without any action by the holders of such shares and whether or not the certificate or certificates representing such shares are surrendered to the Corporation’s transfer agent; provided, however, that the Corporation will not be obligated to issue certificates evidencing such Common Shares issuable upon such Automatic Conversion unless the certificates evidencing such Series B Preferred Shares, to the extent such shares are certificated, are either delivered to the Corporation’s transfer agent as provided in Section 11 above, or the holder notifies the Corporation’s transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. The Corporation will, as soon as practicable after such delivery, or such agreement and indemnification in the case of a lost certificate, issue and deliver to such holder of Series B Preferred Shares a certificate or certificates representing the number of Common Shares to which such holder will be entitled as aforesaid, and will issue and deliver to such holder a check in the amount of any cash amounts payable as the result of a conversion into fractional Common Shares.  Such conversion will be deemed to have been made immediately prior to the last to occur of the requirements described in Section 12(a), at which time the Corporation shall provide notice to the holders of Series B Preferred Shares of such occurrence.
Section 13. Certain Adjustments.
(a) If the Corporation, at any time while Series B Preferred Shares are outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions payable in Common Shares on Common Shares or any Common Stock Equivalents (which, for avoidance of doubt, shall not include any Common Shares issued by the Corporation upon any redemption or conversion of, or payment of interest on, the Series B Preferred Shares), (ii) subdivides outstanding Common Shares into a larger number of shares, (iii) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares, (iv) issues, in the event of a reclassification of Common Shares, any shares of capital stock of the Corporation, or (v) issues any Common Shares or Common Stock Equivalents without consideration, then the Conversion Price for the conversion of Series B Preferred Shares shall be multiplied by a fraction of which the numerator shall be the number of Common Shares (excluding any treasury shares of the Corporation) outstanding immediately before such event, and of which the denominator shall be the number of Common Shares outstanding immediately after such event.  Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.
(b) If the Corporation, at any time while Series B Preferred Shares are outstanding, effects a Change or Ownership or Control, then each holder of Series B Preferred Shares shall have the right to receive, for each Series B Preferred Share, the number of Common Shares (or equivalent equity securities) of the successor or acquiring corporation or of the Corporation, if it is the surviving corporation, and any additional consideration receivable as a result of such Change of Ownership or Control by a holder of the number of Common Shares for which each Series B Preferred Share is convertible immediately prior to such Change of Ownership or Control on such conversion or redemption of the Series B Preferred Shares.
(c) In the case of the issuance of securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional Common Shares (the “Common Stock Equivalents”), the following provisions shall apply for all purposes of this Section 13:
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(i) The aggregate maximum number of Common Shares deliverable upon conversion, exchange or exercise (assuming the satisfaction of any conditions to convertibility, exchangeability or exercisability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) of any Common Stock Equivalents and subsequent conversion, exchange or exercise thereof shall be deemed to have been issued at the time such securities were issued or such Common Stock Equivalents were issued.
(ii) In the event of any change in the number of Common Shares deliverable upon conversion, exchange or exercise of any Common Stock Equivalents, other than a change resulting from the antidilution provisions thereof, the Conversion Price, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Shares upon the conversion, exchange or exercise of such Common Stock Equivalents.
(iii) Upon the termination or expiration of the convertibility, exchangeability or exercisability of any Common Stock Equivalents, the Conversion Price, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect the issuance of only the number of Common Shares (and Common Stock Equivalents that remain convertible, exchangeable or exercisable) actually issued upon the conversion, exchange or exercise of such Common Stock Equivalents.
(iv) The number of Common Shares deemed issued pursuant to Section 13(c) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either Section 13(c)(ii) or (c)(iii).
Section 14. Conversion Upon Change of Ownership or Control.
(a) Upon the occurrence of a Change of Ownership or Control (the “Change of Control Date”) (and in addition to the Voluntary Conversion Right), if the Change of Control Conversion Consideration (determined as provided below) would result in conversion of the Series B Preferred Shares into a greater number of Common Shares per Series B Preferred Share than the Voluntary Conversion Consideration, then each holder of Series B Preferred Shares shall have the right to convert some or all of the Series B Preferred Shares held by such holder on the Change of Control Date (the “Change of Control Conversion Right”) into a number of Common Shares per Series B Preferred Share to be converted (the “Change of Control Conversion Consideration”) equal to the quotient obtained by dividing (A) the sum of (x) the Liquidation Preference Amount, plus (y) the amount of any accumulated and unpaid dividends to, but not including, the Change of Control Date (unless the Change of Control Date is after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case no additional amount for such accumulated and unpaid dividends will be included in such sum) by (B) the consideration per Common Share paid in the Change of Ownership or Control.  Nothing herein shall prevent any holder of Series B Preferred Shares from exercising its Voluntary Conversion Right for the Voluntary Conversion Consideration as of any date in accordance with the procedures in this Certificate.
(b) In the case of a Change of Ownership or Control pursuant to which Common Shares shall be converted into cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of Series B Preferred Shares shall receive upon conversion of such Series B Preferred Shares the kind and amount of Alternative Form Consideration which such holder of Series B Preferred Shares would have owned or been entitled to receive upon the Change of Ownership or Control had such holder of Series B Preferred Shares held a number of Common Shares equal to the greater of (i) the Change of Control Conversion Consideration and (ii) the Voluntary Conversion Consideration, immediately prior to the effective time of the Change of Ownership or Control (the “Alternative Conversion Consideration”). The Voluntary Conversion Consideration, the Change of Control Conversion Consideration, or the Alternative Conversion Consideration, as may be applicable to a Change of Ownership or Control, shall be referred to herein as the “Conversion Consideration.”
(c) In the event that holders of Common Shares have the opportunity to elect the form of consideration to be received in the Change of Ownership or Control, holders of Series B Preferred Shares shall receive the same opportunity to elect the form of consideration to be received and shall be subject to any limitations
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to which all holders of Common Shares are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in the Change of Ownership or Control.
(d) No fractional Common Shares shall be issued upon the conversion of the Series B Preferred Shares.  Any fractional Common Share that would be issued upon the conversion of Series B Preferred Shares shall be rounded up to the nearest whole Common Share.
(e) Within 15 days following the occurrence of a Change of Ownership or Control, a notice of occurrence of the Change of Ownership or Control, describing the resulting Change of Control Conversion Right, shall be delivered to the holders of record of the Series B Preferred Shares at their addresses as they appear on the Corporation’s share transfer records and by press release and notice shall be provided to the Corporation’s transfer agent. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the conversion of any Series B Preferred Shares except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the events constituting the Change of Ownership Control; (ii) the date of the Change of Ownership or Control; (iii) the last date on which the holders of Series B Preferred Shares may exercise their Change of Control Conversion Right; (iv) the method and period for calculating the Conversion Consideration; (v) the Change of Control Conversion Date, which shall be a business day occurring within 20 to 35 days following the date of such notice; (vi) if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series B Preferred Shares; (vii) the name and address of the paying agent and the conversion agent; and (viii) the procedures that the holders of shares of Series B Preferred Shares must follow to exercise the Change of Control Conversion Right.
(f) The Corporation shall issue a press release for publication on the Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), and post notice on the Corporation’s website, in any event prior to the opening of business on the first business day following any date on which the Corporation provides notice pursuant to Section 14(e) above to the holders of Series B Preferred Shares.
(g) In order to exercise the Change of Control Conversion Right, a holder of Series B Preferred Shares shall be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates evidencing the Series B Preferred Shares, to the extent such shares are certificated, to be converted, duly endorsed for transfer, together with a written conversion notice completed, to the Corporation’s transfer agent. Such notice shall state: (i) the relevant Change of Control Conversion Date; (ii) the number of Series B Preferred Shares to be converted; and (iii) that the Series B Preferred Shares are to be converted pursuant to the applicable terms of the Series B Preferred Shares. If the holder of Series B Preferred Shares elects to convert any of its Series B Preferred Shares but does not specify whether it is to receive the Voluntary Conversion Consideration or the Change of Control Conversion Consideration, the Corporation shall effect such conversion as would result in the greater number of Common Shares for such holder.  Notwithstanding the foregoing, if the Series B Preferred Shares are held in global form, such notice shall comply with applicable procedures of the DTC.
(h) Holders of Series B Preferred Shares may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to the Corporation’s transfer agent prior to the close of business on the business day prior to the Change of Control Conversion Date. The notice of withdrawal must state: (i) the number of withdrawn Series B Preferred Shares; (ii) if certificated shares of Series B Preferred Shares have been issued, the certificate numbers of the withdrawn Series B Preferred Shares; and (iii) the number of Series B Preferred Shares, if any, which remain subject to the conversion notice. Notwithstanding the foregoing, if the Series B Preferred Shares are held in global form, the notice of withdrawal shall comply with applicable procedures of DTC.
(i) Series B Preferred Shares as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn shall be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date subject to the Voluntary Conversion Right in Section 11 or the Change of Control Conversion Rights in Section 14, as applicable, notwithstanding that, prior to the Change of Control Conversion
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Date, the Corporation has provided or provides notice of its election to redeem such Series B Preferred Shares, whether pursuant to Section 5 or Section 6.
(j) The Corporation shall deliver the applicable Conversion Consideration no later than the third business day following the Change of Control Conversion Date.
Section 15. Book Entry.  The Series B Preferred Shares may be issued initially in the form of one or more fully registered global certificates (“Global Preferred Shares”), which shall be deposited on behalf of the purchasers represented thereby with the Transfer Agent, as custodian for the DTC (or with such other custodian as the Depositary may direct), and registered in the name of the DTC or its nominee, duly executed by the Corporation and authenticated by the Transfer Agent. The number of Series B Preferred Shares represented by Global Preferred Shares may from time to time be increased or decreased by adjustments made on the records of the Transfer Agent and the DTC as hereinafter provided. Members of, or participants in, the DTC shall have no rights under these terms of the Series B Preferred Shares with respect to any Global Preferred Shares held on their behalf by the DTC or by the Transfer Agent as the custodian of the Depositary or under such Global Preferred Shares, and the Depositary may be treated by the Corporation, the Transfer Agent and any agent of the Corporation or the Transfer Agent as the absolute owner of such Global Preferred Shares for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Corporation, the Transfer Agent or any agent of the Corporation or the Transfer Agent from giving effect to any written certification, proxy or other authorization furnished by the DTC or impair, as between the DTC and its members and participants, the operation of customary practices of the DTC governing the exercise of the rights of a holder of a beneficial interest in any Global Preferred Shares.
Section 16. Reservation of Common Shares Issuable Upon Conversion.  The Corporation shall at all times reserve and keep available out of its authorized but unissued Common Shares, solely for the purpose of effecting the conversion of the Series B Preferred Shares convertible into Common Shares, such number of its Common Shares as shall from time to time be sufficient to effect the conversion of all outstanding Series B Preferred Shares, and if at any time the number of authorized but unissued Common Shares shall not be sufficient to effect the conversion of all then outstanding Series B Preferred Shares, in addition to such other remedies as shall be available to the holder of Series B Preferred Shares, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Common Shares to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation.
Section 17. Reservation of Series B Preferred Shares Issuable as PIK Dividends.  The Corporation shall at all times reserve and keep available out of its authorized but unissued Series B Preferred Shares, solely for the purpose of effecting the payment of PIK Dividends on the Series B Preferred Shares, such number of its Series B Preferred Shares as shall from time to time be sufficient to effect such payment of PIK Dividends on all outstanding Series B Preferred Shares, and if at any time the number of authorized but unissued Series B Preferred Shares shall not be sufficient to effect the payment of PIK Dividends on all then outstanding Series B Preferred Shares, in addition to such other remedies as shall be available to the holder of Series B Preferred Shares, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Series B Preferred Shares to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Designation.
We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct to our own knowledge.
Executed at El Cajon, California, on __________, 2016.

Name:	Name:
Title:	Title:

Donald H. Hosmer
Co-President

Stephen M. Hosmer
Co-President , Chief Financial Officer and Secretary

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EXHIBIT 10.3

AGREEMENT AND PLAN OF EXCHANGE
BY AND AMONG
ROYALE ENERGY HOLDINGS, INC.
AND
THE PARTNERS OF
OF
MATRIX INVESTMENTS L.P.

[                              ]

i

Section 10.08	Amendment and Modification; Waiver	75
Section 10.09	Governing Law; Submission to Jurisdiction; Waiver of Jury Trial	75
Section 10.10	Specific Performance	76
Section 10.11	Counterparts	76

Exhibits

Exhibit A List of Partners
Exhibit B Exchange Consideration
Exhibit C Escrow Agreement
Exhibit D Letter of Transmittal from Partners
Exhibit E Form of Section 351 Plan of Merger and Exchange

AGREEMENT AND PLAN OF EXCHANGE
This AGREEMENT AND PLAN OF EXCHANGE (this “Agreement”) made effective as of [                              ], by and among ROYALE ENERGY, INC., a California corporation (“Royale”), ROYALE ENERGY HOLDINGS, INC., a Delaware corporation (the “Parent”), and EACH OF THE UNDERSIGNED PERSONS (the “Partners”), who, collectively, are all of the limited and general partners of MATRIX INVESTMENTS L.P., a California limited partnership (the “Partnership”).  Defined terms used herein have the respective meanings set forth in ARTICLE I.
WHEREAS, Parent and the Partners desire to provide for the transfer by the Partners to Parent of the outstanding limited partnership interest of the Partnership in exchange for common stock of Parent (the “Exchange”), with Matrix Oil Management Corporation, a California corporation sole general partner of the Partnership (“Matrix”), remaining as the sole general partner of the Partnership following the Exchange;
WHEREAS, the Exchange is one of several related transactions involving the assignment of partnership interests of the Partnership to Parent in exchange for common stock of Parent (“Parent Common Stock”) as part of an overall plan to capitalize Parent; and for federal income tax purposes, it is intended that this Exchange and the other related exchange transactions with Parent shall qualify as exchanges under the provisions of Section 351 of the IRC;
WHEREAS, the parties to the Exchange desire to conclude the Exchange concurrently with and conditioned upon successful completion of certain other exchange transactions as well as successful completion of the merger of Matrix Merger Sub, Inc., a California corporation and a direct, wholly-owned Subsidiary of Parent (“Matrix Merger Sub”), with and into Matrix, with Matrix as the surviving corporation and a wholly-owned subsidiary of Parent (the “Matrix Merger”).
NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements herein contained, and intending to be legally bound hereby, the parties agree as follows:
ARTICLE I
Definitions
The following terms have the meanings specified or referred to in this ARTICLE I:
“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.
“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
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“Agreement” has the meaning set forth in the preamble.
“Ancillary Documents” means:
A.
The Debt Exchange Agreement with the holders of approximately $20,124,000.00 in aggregate principal amount of subordinated promissory notes issued by Matrix, Matrix Operator and the Matrix LPs in substantially the form attached as Exhibit A to the Merger Agreement;

B.	The Certificate of Designation of Series B Preferred Stock in substantially the form attached as Exhibit B to the Merger Agreement;
C.	This Agreement;
D.
The LP Exchange Agreement with the holders of all limited partnership interests of Matrix Las Cienegas Limited Partnership, a California limited partnership in substantially the form attached as Exhibit D to the Merger Agreement (the “Matrix Las Cienegas LP Exchange Agreement”);

E.
The LP Exchange Agreement with the holders of all limited partnership interests of Matrix Permian Investments, LP, a Texas limited partnership in substantially the form attached as Exhibit E to the Merger Agreement (the “Matrix Permian LP Exchange Agreement”);

F.
The Matrix Operator Stock Exchange Agreement with the holders of all outstanding common stock of Matrix Oil Corporation, a California corporation in substantially the form attached as Exhibit F to the Merger Agreement (the “Matrix Operator Stock Exchange Agreement”);

G.	Employment Agreements between Parent and Jonathan Gregory, Donald Hosmer, Stephen Hosmer, Johnny Jordan, Joe Paquette and Jay Sheevel, all in a form reasonably acceptable to Royale and Matrix; and
H.	The Section 351 Plan in substantially the form attached hereto as Exhibit E.
“Applicable Effective Time” has the meaning set forth in Section 2.05.
“Audited Financial Statements” has the meaning set forth in Section 4.06.
“Balance Sheet” has the meaning set forth in Section 4.06.
“Balance Sheet Date” has the meaning set forth in Section 4.06.
“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in California are authorized or required by Law to be closed for business.
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“Capital Stock Consideration” means, collectively, the shares of Parent Common Stock to be issued as the Royale Merger Consideration, the Matrix Merger Consideration, the Exchange Consideration, the other Matrix LP Exchange Consideration and the Matrix Operator Stock Exchange Consideration and the shares of the Series B Preferred Stock to be issued in connection with the Debt Exchange Consideration.
 “CCC” means the California Corporations Code.
“Closing” has the meaning set forth in Section 3.03.
“Closing Date” has the meaning set forth in Section 3.03.
 “Contracts” means all contracts, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether written or oral.
“Contributions” has the meaning set forth in Section 6.16.
“CULPA” means the California Uniform Limited Partnership Act of 2008, as amended from time to time.
“Debt Exchange” means the exchange of approximately $20,124,000.00 aggregate principal amount of subordinated promissory notes issued by Matrix, Matrix Operator and the Matrix LPs by the holders thereof for shares of the Parent’s Series B Preferred Stock pursuant to terms of certain definitive exchange agreements providing for execution of such exchange concurrently with consummation of the Mergers.
“Debt Exchange Consideration” means each $10.00 of principal amount of subordinated promissory notes outstanding immediately prior to the Matrix Merger Effective Time shall be exchanged for one validly issued, fully paid and nonassessable share of Series B Preferred Stock of Parent.
“DGCL” means the Delaware General Corporation Law, as amended from time to time.
“Disclosure Schedules” means the Disclosure Schedules delivered by Matrix and Royale concurrently with the execution and delivery of this Agreement.
“DWI Business” means the business of Royale in connection with the sale of working interests by Royale in certain Royale Interests in order to finance the drilling and development costs of such Royale Interests.
“Employee Benefit Plan” is defined in Section 4.19(j)(i).
“Employee Pension Benefit Plan” is defined in Section 4.19(j)(i).
“Employee Welfare Benefit Plan” is defined in Section 4.19(j)(i).
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“Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.
“Environmental Law” means any applicable Law, and any Governmental Order or binding agreement with any Governmental Authority: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.
“ERISA Affiliate” means, with respect to a Person, all employers (whether or not incorporated) that would be treated together with such Person or any of its Affiliates as a “single employer” within the meaning of Section 414 of the IRC.
“Escrow Agent” has the meaning set forth in Section 3.01.
“Escrow Closing” has the meaning set forth in Section 3.01.
“Exchange” has the meaning set forth in first recital of this Agreement.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Consideration” has the meaning set forth in Section 2.02.
 “Exchanges” means the Exchange and the Other Exchanges. The Exchanges are related transactions involving the assignment of property to Parent in exchange for common or preferred stock of Parent as part of an overall plan to capitalize Parent, and for federal income tax purposes, it is intended that the Mergers and the Exchanges shall qualify as exchanges under the provisions of Section 351 of the IRC.
“Financial Statements” has the meaning set forth in Section 4.06.
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“GAAP” means has the meaning set forth in Section 5.06.
“Governing Documents” means, with respect to any business entity, all documents by which such entity established its legal existence, was authorized to conduct business in its jurisdiction of organization or which govern its internal affairs, including, without limitation, its articles of incorporation, articles of organization, limited partnership agreement, operating agreement, limited liability company agreement, bylaws and any other governing document, as applicable, of such entity.
“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.
“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.
“Hazardous Materials” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Hydrocarbons” means oil, natural gas, condensate, liquefied natural gas, NGL and other liquids or gaseous hydrocarbons or other substances (including minerals) produced or associated therewith, combinations or constituents thereof and extractions therefrom.
“Indebtedness” means, with respect to a Person and without duplication, all (a) indebtedness for borrowed money; (b) obligations for the deferred purchase price of property or services, (c) long or short-term obligations evidenced by notes, bonds, debentures or other similar instruments; (d) obligations under any interest rate, currency swap or other hedging agreement or arrangement; (e) capital lease obligations; (f) reimbursement obligations under any letter of credit, banker’s acceptance or similar credit transactions; (g) guarantees made by such Person on behalf of any third party in respect of obligations of the kind referred to in the foregoing clauses (a) through (f); and (h) any unpaid interest, prepayment penalties, premiums, costs and fees that would arise or become due as a result of the prepayment of any of the obligations referred to in the foregoing clauses (a) through (g).
“Independent Accountant” has the meaning set forth in Section 7.03.
 “Intellectual Property” means all intellectual property and all rights, interests and protections that are associated with, similar to, or required for the exercise of, any of the
5

foregoing, however arising, pursuant to the Laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all: (a) trademarks, service marks, trade names, brand names, logos, trade dress, design rights and other similar designations of source, sponsorship, association or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications and renewals for, any of the foregoing; (b) internet domain names, whether or not trademarks, registered in any top-level domain by any authorized private registrar or Governmental Authority, web addresses, web pages, websites and related content, accounts with Twitter, Facebook and other social media companies and the content found thereon and related thereto, and URLs; (c) works of authorship, expressions, designs and design registrations, whether or not copyrightable, including copyrights, author, performer, moral and neighboring rights, and all registrations, applications for registration and renewals of such copyrights; (d) inventions, discoveries, trade secrets, business and technical information and know-how, databases, data collections and other confidential and proprietary information and all rights therein; (e) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models); and (f) software and firmware, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other related specifications and documentation.
“Interim Balance Sheet” has the meaning set forth in Section 4.06.
“Interim Balance Sheet Date” has the meaning set forth in Section 4.06.
“Interim Financial Statements” has the meaning set forth in Section 4.06.
“IRC” means the U.S. Internal Revenue Code of 1986, as amended.
“Knowledge” means, (i) when used with respect to Matrix, the actual or constructive knowledge of any director or executive officer of Matrix, after reasonable inquiry with any Person directly reporting to any such director or executive officer, (ii) when used with respect to Royale, the actual or constructive knowledge of any director or executive officer of Royale, after reasonable inquiry with any Person directly reporting to any such director or executive officer and (iii) when used with respect to the Partnership, the actual or constructive knowledge of any director or executive officer of the General Partner, after reasonable inquiry with any Person directly reporting to any such director or executive officer.
“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.
“Letter of Intent” has the meaning set forth in Section 6.02(b).
“Letter of Transmittal” has the meaning set forth in Section 8.04
“Liabilities” has the meaning set forth in Section 4.07.
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“LP Exchange” means the exchange of all limited partnership interests in the respective Matrix LPs for shares of common stock of Parent concurrently with the consummation of the Matrix Merger.
“LP Exchange Agreement” means the applicable agreement and plan of exchange concerning the exchange of all limited partnership interests of the specified Matrix LP for shares of common stock of Parent concurrently with the consummation of the Matrix Merger.
“Material Contract” means, with respect to a Person, any of the following:
A.	Any Contract that requires future expenditures by such Person in excess of $100,000 in any twelve (12) month period, or that provide for payments to such Person in excess of $100,000;
B.
Each Contract for Leased Real Property and each Contract or other right pursuant to which such Person uses or possesses any Personal Property (other than Personal Property owned by such Person), in each case that provide for aggregate payments by or to such Person in excess of $100,000 during any twelve (12) month period, provided that any such Contracts related to the Matrix Interests (with respect to Matrix) or the Royale Interests (with respect to Royale) need not be listed on the applicable Disclosure Schedule;

C.
Each Contract pursuant to which such Person licenses or uses any Intellectual Property (other than standard licenses for non-custom, commercially available off-the-shelf software, for which the annual amounts owed by such Person do not exceed $5,000 individually), in each case that provide for aggregate payments by such Person in excess of $100,000 during any twelve (12) month period;

D.
Any Contract relating to Indebtedness for borrowed money, any outstanding reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person or granting a lien on any of such Person’s assets to any Person, in each case in excess of $100,000, other than (i) accounts receivable and payable, and (ii) loans to direct or indirect wholly owned Subsidiaries of such Person;

E.
Any Contract creating or guaranteeing any surety bond in favor of such Person or supporting any of its Contracts or customers, together with a list of each such outstanding surety bond and the amount thereof, in each case in excess of $100,000;

F.
Any Contract with any 5% stockholder, director or executive officer of such Person, or any member of his or her immediate family, or any Affiliate of any of such Persons, including any Contract providing for the furnishing of services by, rental of real or personal property from or otherwise requiring payments to or for the benefit of any such Person;

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G.
Any Contract containing any covenant (x) materially limiting the right of such Person to engage in any line of business, make use of any Intellectual Property or compete with any Person in any line of business; (y) granting any exclusive distribution or supply rights; or (z) otherwise restricting, in any material respect, such Person from freely engaging in the business of selling, distributing or manufacturing any products or services;

H.
Any Contract granting an option or first refusal, first offer or similar preferential right to purchase or acquire any of such Person’s assets to any other Person (other than the purchase of inventory pursuant to customer contracts entered into in the ordinary course of business consistent with past practice), in each case that provide for aggregate payments by or to such Person in excess of $100,000 during any twelve (12) month period;

I.
Any Contract pursuant to which payments are required or acceleration of benefits is required upon a change of control of such Person or similar event, in each case that provide for aggregate payments by or to such Person in excess of $100,000 during any twelve (12) month period;

J.
Any Contract that is material to such Person or any of its assets and that requires the consent or waiver of a third party prior to such Person consummating the transactions contemplated hereby, in each case that provide for aggregate payments by or to such Person in excess of $100,000 during any twelve (12) month period; or

K.	Any Contract that constitutes a partnership or joint venture agreement (excluding any tax partnership).
“Matrix” has the meaning set forth in the first recital.
“Matrix Board” means the board of directors of Matrix.
“Matrix Common Stock” means the common stock, no par value per share, of Matrix, including all shares common stock into which outstanding shares of Matrix’s preferred stock are convertible and which are issuable upon exercise outstanding warrants and options to purchase Matrix’s common stock.
“Matrix Consolidated Entities” has the meaning set forth in Section 4.06.
“Matrix Disclosure Schedules” means the Disclosure Schedules submitted by or on behalf of the Partners regarding Matrix and the other Matrix Consolidated Entities (if applicable) in connection with this Agreement.
“Matrix Interests” means, with respect to Matrix and its Subsidiaries and the Matrix LPs (a) direct and indirect interests in and rights with respect to Hydrocarbons and related properties and assets of any kind and nature, direct or indirect, including working and leasehold interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, and other non-working interests and non-operating interests in the oil, gas and
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mineral fee or leasehold estate; (b) all  rights with respect to Hydrocarbons or revenues therefrom; (c) all Contracts in connection therewith and the leasehold estates created thereby and the lands covered by the Contracts relating to the Hydrocarbons or included in units with which such Contracts may have been pooled or united; (d) surface interests, fee interests, reversionary interests, reservations and concessions; (e) all easements, surface use agreements, rights of way, licenses and permits, in each case, in connection with leases, the drilling of wells or the processing, storage, disposition, transportation or sale of Hydrocarbons, (f) all interests in machinery, equipment (including wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment) pumps, water plants, electric plants, gasoline and gas platforms, processing plans, compressor stations, separation plants, refineries, testing and monitoring equipment, in each case, in connection with any leases, the drilling of wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, and (g) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.
“Matrix Las Cienegas LP Exchange Agreement” has the meaning set forth in the definition of “Ancillary Documents”.
“Matrix LP Exchange Consideration” means the aggregate number of shares of Parent Common Stock the Matrix LP Holders will receive pursuant to the LP Exchange Agreements.
“Matrix LP Holders” means the holders of all limited partnership interests of the Matrix LPs.
“Matrix LPs” means, collectively, Matrix Investments L.P., a California limited partnership, Matrix Las Cienegas Limited Partnership, a California limited partnership, and Matrix Permian Investments, LP, a Texas limited partnership.
“Matrix Merger” has the meaning set forth in the recitals.
“Matrix Merger Consideration” means the number of shares of Parent Common Stock into which Matrix common stock converts in connection with the Matrix Merger determined in accordance with the Merger Agreement.
“Matrix Merger Effective Time” means the time the Matrix Merger shall become effective as such certificates of merger have been duly filed with the Secretary of State of the State of California and the Secretary of State of the State of Delaware, respectively, or at such later date or time as may be agreed by Matrix and Royale in writing and specified in the respective certificates of merger in accordance with the requirements of the CCC and DGCL.
“Matrix Merger Sub” has the meaning set forth in the recitals.
“Matrix Merger Sub Shares” has the meaning set forth in Section 5.04(d).
“Matrix Operator” means Matrix Oil Corporation, a California corporation.
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“Matrix Operator Holders” means the holders of all outstanding shares of capital stock of Matrix Operator.
“Matrix Operator Stock Exchange Agreement” has the meaning set forth in the definition of “Ancillary Documents”.
“Matrix Operator Stock Exchange Consideration” means the aggregate number of shares of Parent Common Stock the Matrix Operator Holders will receive pursuant to the Matrix Operator Stock Exchange Agreement.
“Matrix Permian LP Exchange Agreement” has the meaning set forth in the definition of “Ancillary Documents”.
“Matrix Pipeline” has the meaning set forth in Section 4.06.
“Matrix Royalty” has the meaning set forth in Section 4.06.
“Matrix Senior Indebtedness” has the meaning set forth in Section 6.17.
“Matrix Shares” means shares of capital stock of Matrix Oil Management Corporation, a California corporation.
“Matrix Stockholder” means a holder of Matrix Common Stock.
“Mergers” means, collectively, the Matrix Merger and the Royale Merger.
“Merger Agreement” means the Agreement and Plan of Merger dated as of [______], 2016, among the Royale Parties and Matrix.
“MI LP Interests” has the meaning set forth in Section 2.01.
“Other Exchanges” means (i) the exchange of Parent Common Stock for (A) all limited partnership interests of Matrix Las Cienegas Limited Partnership pursuant to the Matrix Las Cienegas LP Exchange Agreement, (B) all limited partnership interests of Matrix Permian Investments, LP pursuant to the Matrix Permian LP Exchange Agreement, (C) all capital stock of Matrix Operator pursuant to the Matrix Operator Stock Exchange Agreement, and (ii) the exchange of all Series B Preferred Stock for all subordinated notes of Matrix, Matrix Operator and the Matrix LPs. The Other Exchanges are all of the Exchanges other than the Exchange (which concerns Parent and Matrix Investments L.P., a California limited partnership).
“Other Exchange Approvals” means the Requisite Exchange Approvals other than those required for the Exchange.
“Outside Date” has the meaning set forth in Section 9.01.
“Parent” has the meaning set forth in the preamble.
“Parent Common Stock” has the meaning set forth in the recitals.
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“Parent Shares” means shares of capital stock of Royale Energy Holdings, Inc., a Delaware corporation.
“Parent Stockholder” means a holder of Parent Common Stock or Series B Preferred Stock.
“Partner Related Document” has the meaning set forth in Section 4.02.
“Partner Representative” has the meaning set forth in Section 7.03.
“Partners” has the meaning set forth in the preamble.
“Partnership” has the meaning set forth in the preamble.
“Partnership Benefit Plans” has the meaning set forth in Section 4.18.
“Partnership Insurance Policies” has the meaning set forth in Section 4.14.
“Partnership Charter Documents” means the documents by which the Partnership and its respective subsidiaries established their legal existence, were authorized to conduct business in their jurisdiction of organization or which govern their internal affairs, including, without limitation, any articles of incorporation, articles of association, operating agreement, partnership agreement, bylaws or similar documents.
“Partnership Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations, prospects, condition (financial or otherwise), or assets of the Partnership and its Subsidiaries, taken as a whole, or (ii) the ability of the Partners or the Partnership  to consummate the transactions contemplated hereby on a timely basis; provided, however, that, for the purposes of clause (i), a Partnership Material Adverse Effect shall not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to or resulting from: (a) changes generally affecting the economy, financial or securities markets; (b) the announcement of the transactions contemplated by this Agreement; (c) any outbreak or escalation of war or any act of terrorism; or (d) general conditions in the industry in which the Partnership and its Subsidiaries operate; provided further, however, that any event, change and effect referred to in clauses (a), (c) or (d) immediately above shall be taken into account in determining whether a Partnership Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change or effect has a disproportionate effect on the Partnership and its Subsidiaries, taken as a whole, compared to other participants in the industries in which the Partnership and its Subsidiaries conduct their businesses.
“Partnership Related Documents” has the meaning set forth in Section 4.02.
“Percentage Interest” means, at any time, the percentage of the aggregate MI LP Interests held by any holder as determined by the Partnership in accordance with the Partnership Charter Documents.
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“Permitted Liens” means (a) statutory liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (b) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (c) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property, (d) covenants, conditions, restrictions, easements and other similar non-monetary matters of record affecting title to such Person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, (e) any right of way or easement related to public roads and highways, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, (f) liens securing capital lease obligations, equipment leases or other purchase money Indebtedness, provided that the obligations secured by such lien are secured only by the property leased or purchased under such capital lease, equipment lease or purchase money Indebtedness and such obligations are not increased in amount, (g) liens to operators and non-operators under joint operating agreements, unitization and pooling agreements arising in the ordinary course of the business to secure amounts owing, which amounts are not yet due or are being contested in good faith by appropriate proceedings, provided that such reserve as may be required by GAAP shall have been made therefor and that, despite the existence of such reserves, to the extent that any such liens relate to the Matrix Interests, with respect to Matrix, or the Royale Interests, with respect to Royale, such liens would not be reasonably be expected to materially impair the use of, or proceeds derived from, such Matrix Interests or Royale Interests, as applicable, (h) Production Burdens, and (i) liens arising under workers’ compensation, unemployment insurance, social security, retirement and similar legislation.
“Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Authorities.
“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.
“Pre-Closing Taxes” means Taxes of Matrix for any pre-closing Tax period.
“Production Burden” means all royalty interests, overriding royalty interests, production payments, net profit interests or other similar interests that constitute a burden on, and are measure by or are payable out of, the production of Hydrocarbons or the proceeds realized from the sale or other disposition thereof.
“Property Interests” means, with respect to Matrix and its Subsidiaries and the Matrix LPs (a) direct and indirect interests in and rights with respect to Hydrocarbons and related properties and assets of any kind and nature, direct or indirect, including working and leasehold
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interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, and other non-working interests and non-operating interests in the oil, gas and mineral fee or leasehold estate; (b) all  rights with respect to Hydrocarbons or revenues therefrom; (c) all Contracts in connection therewith and the leasehold estates created thereby and the lands covered by the Contracts relating to the Hydrocarbons or included in units with which such Contracts may have been pooled or united; (d) surface interests, fee interests, reversionary interests, reservations and concessions; (e) all easements, surface use agreements, rights of way, licenses and permits, in each case, in connection with leases, the drilling of wells or the processing, storage, disposition, transportation or sale of Hydrocarbons, (f) all interests in machinery, equipment (including wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment) pumps, water plants, electric plants, gasoline and gas platforms, processing plans, compressor stations, separation plants, refineries, testing and monitoring equipment, in each case, in connection with any leases, the drilling of wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, and (g) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.
“Proxy Statement/Prospectus” means the filing with the SEC of Royale’s proxy statement relating to a special meeting of the Royale shareholders to consider and vote on this Agreement and the transactions contemplated in the Merger Agreement.
“Registration Statement” means a registration statement on Form S-4 under the Securities Act filed by Royale on behalf of Parent, with respect to the transactions contemplated in the Merger Agreement.
“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.
“Requisite Exchange Approvals” mean, in the case of consummation of the Merger, receipt of the Requisite Matrix Vote, and with respect to the Exchanges, all consents, approvals or waivers required from the Matrix LP Holders, Matrix Operator Holders, the respective general partners of each Matrix LP and the holders of subordinated notes of Matrix, Matrix Operator and the Matrix LPs, to consummate each of the respective Exchanges.
“Requisite Matrix Vote” has the meaning set forth in Section 4.02(a).
“Requisite Partners’ Consent” has the meaning set forth in Section 6.04.
“Requisite Royale Vote” has the meaning set forth in Section 5.02(a).
“Right of Way” is defined in Section 4.10.
“Royale” has the meaning set forth in the preamble.
“Royale Benefit Plans” has the meaning set forth in Section 5.16.
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“Royale Charter Documents” means the Governing Documents of each of the Royale Parties, respectively.
“Royale Common Stock” means the common stock, no par value per share, of Royale, including all shares of common stock into which outstanding shares of Royale’s preferred stock are convertible and which are issuable upon exercise outstanding warrants and options to purchase Royale’s common stock.
“Royale Convertible Notes” has the meaning set forth in Section 8.03.
“Royale Disclosure Schedules” means the Disclosure Schedules submitted by or on behalf of the Royale and Parent regarding the Royale Parties in connection with this Agreement.
“Royale Financial Statements” has the meaning set forth in Section 5.06.
“Royale Insurance Policies” has the meaning set forth in Section 5.12.
“Royale Intellectual Property” means all Intellectual Property that is owned or held for use by Royale.
“Royale Interests” means, with respect to Royale and its Subsidiaries (a) direct and indirect interests in and rights with respect to Hydrocarbons and related properties and assets of any kind and nature, direct or indirect, including working and leasehold interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, and other non-working interests and non-operating interests in the oil, gas and mineral fee or leasehold estate; (b) all rights with respect to Hydrocarbons or revenues therefrom; (c) all Contracts in connection therewith and the leasehold estates created thereby and the lands covered by the Contracts relating to the Hydrocarbons or included in units with which such Contracts may have been pooled or united; (d) surface interests, fee interests, reversionary interests, reservations and concessions; (e) all easements, surface use agreements, rights of way, licenses and permits, in each case, in connection with leases, the drilling of wells or the processing, storage, disposition, transportation or sale of Hydrocarbons, (f) all interests in machinery, equipment (including wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment) pumps, water plants, electric plants, gasoline and gas platforms, processing plans, compressor stations, separation plants, refineries, testing and monitoring equipment, in each case, in connection with any leases, the drilling of wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, and (g) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.
“Royale IP Registrations” means all Royale Intellectual Property that is subject to any issuance registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, domain names and copyrights, issued and reissued patents and pending applications for any of the foregoing.
“Royale Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or would reasonably be expected to become, individually or in the aggregate,
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materially adverse to (i) the business, results of operations, prospects, condition (financial or otherwise), or assets of  the Royale Parties, taken as a whole, or (ii) the ability of the Royale Parties to consummate the transactions contemplated hereby on a timely basis; provided, however, that, for the purposes of clause (i), a Royale Material Adverse Effect shall not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to or resulting from: (a) changes generally affecting the economy, financial or securities markets; (b) the announcement of the transactions contemplated by this Agreement; (c) any outbreak or escalation of war or any act of terrorism; (d) changes in the price or trading volume of Royale Common Stock; or (e) general conditions in the industry in which the Royale Parties operate; provided further, however, that any event, change and effect referred to in clauses (a), (c) or (d) immediately above shall be taken into account in determining whether a Royale Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change or effect has a disproportionate effect on the Royale Parties, taken as a whole, compared to other participants in the industries in which Royale Parties conduct their businesses.
“Royale Merger” means Royale Merger Sub shall be merged with and into Royale with Royale as the surviving corporation and a wholly-owned Subsidiary of Parent.
“Royale Merger Consideration” means the number of shares of Parent Common Stock into which Royale Common Stock converts in connection with the Royale Merger determined in accordance with the Merger Agreement.
 “Royale Merger Effective Time” means the time the Royale Merger shall become effective as such certificates of merger have been duly filed with the Secretary of State of the State of California and the Secretary of State of the State of Delaware, respectively, or at such later date or time as may be agreed by Matrix and Royale in writing and specified in the respective certificates of merger in accordance with the requirements of the CCC and DGCL.
“Royale Merger Sub” means Royale Merger Sub, Inc., a California corporation and direct, wholly-owned Subsidiary of Parent.
“Royale Merger Sub Shares” has the meaning set forth in Section 5.04(c).
“Royale Parties” means Royale, Parent, Royale Merger Sub, Inc., a California corporation and a direct, wholly-owned Subsidiary of Parent and Matrix Merger Sub, Inc., a California corporation and a direct, wholly-owned Subsidiary of Parent, together with each of their respective Subsidiaries.
“Royale Preferred Stock” means the Series AA Convertible Preferred Stock of Royale.
“Royale Shares” means shares of capital stock of Royale Energy, Inc. a California corporation.
“Royale Stockholder” means a holder of Royale Common Stock or Royale Preferred Stock.
“Royale Stockholders Meeting” has the meaning set forth in Section 6.03(d).
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“SEC” has the meaning set forth in Section 6.03.
“SEC Reports” has the meaning set forth in Section 5.06.
“Securities Act” means the Securities Act of 1933, as amended.
“Section 351 Plan” means the Section 351 Plan of Merger and Exchange in the form attached hereto as Exhibit E.
“Series B Preferred Stock” means Series B 3.5% Convertible Preferred Stock of Parent.
“Shares” means Royale Shares or Matrix Shares or shares of capital stock of any Constituent Corporation as the context may require.
“Stockholder” means a Matrix Stockholder, a Royale Stockholder or a Parent Stockholder, as the context shall require.
“Straddle Period” has the meaning set forth in Section 7.04.
“Subsidiary” means, when used with respect to any party, any corporation or other organization, whether incorporated or unincorporated, a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.
“Tax Claim” has the meaning set forth in Section 7.05.
“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.
“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“TBOC” means the Texas Business Organizations Code, as amended from time to time.
“Union” has the meaning set forth in Section 4.19(b).
ARTICLE II
Agreement For Exchange; Closing
Section 2.01 Exchange of MI LP Interests for the Exchange Consideration.  The Partners hereby agree to assign, transfer and deliver to Parent all right, title and interest in and to all of the outstanding limited partnership interests of the Partnership (“MI LP Interests”) at Closing in exchange for the Exchange Consideration (as defined below) to be delivered by Parent.  Parent hereby agrees to pay, assign, transfer and deliver the Exchange Consideration to the Partners at Closing in accordance with this Agreement and such Exchange Consideration shall be allocated among the Partners in proportion to the respective Percentage Interest owned by each Partner as set forth in Exhibit B hereto.
Section 2.02 Aggregate Consideration from Parent.  The aggregate consideration to be delivered to the Partners by the Parent shall be the aggregate number of shares of Parent Common Stock, $0.001 par value per share, as set forth on an Exhibit B hereto for all of the MI LP Interests, which shall be allocated among the Partners in proportion to their Percentage Interest as set forth and provided on Exhibit B hereto (as applicable, the “Exchange Consideration”).
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Section 2.03 Payment of Exchange Consideration.  Parent shall deliver 100% of the Exchange Consideration payable to each respective Partner against delivery by such Partner of a Letter of Transmittal together with all certificates representing such Partner’s MI LP Interest, conveying all of such Partner’s MI LP Interest to Parent at Closing.
Section 2.04 No Fractional Shares.  Notwithstanding the foregoing, no fractional shares of Parent Common Stock will be issued pursuant to this Section 2.04.  If any Partner would otherwise be entitled hereunder to receive a fractional share of Parent Common Stock but for this paragraph, then the aggregate number of shares of Parent Common Stock that such Partner is entitled to receive will be (i) rounded up to the next applicable whole share, if the aggregate number of fractional shares of Parent Common Stock to which a Partner would otherwise be entitled under this Agreement would be equal to or greater than one-half (0.5) of one share, or (ii) rounded down to the next applicable whole share, if the aggregate number of fractional shares of Parent Common Stock to which a Partner would otherwise be entitled under this Agreement would be less than one-half (0.5) of one share, and such Partner will not receive cash or any other compensation in lieu of such fractional share of Parent Common Stock.
Section 2.05 Dissenting Shares.  Notwithstanding any provision of this Agreement to the contrary, in connection with the Royale Merger, Royale Shares issued and outstanding immediately prior to the Closing Date or Royale Merger Effective Time (other than Excluded Royale Shares under Section 3.01(b) of the Merger Agreement) which are held by a holder who has not voted in favor of adoption of this Agreement or the Merger Agreement and who has properly exercised appraisal rights of such Shares in accordance with Section 1301 of the CCC (such Shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the CCC with respect to such Shares) shall not be converted into a right to receive the Royale Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 1300 of the CCC; provided, however, that if, after the Royale Merger Effective Time or Closing Date, as
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applicable (the “Applicable Effective Time”), such holder fails to perfect, withdraws or loses such holder’s right to appraisal pursuant to Section 1301 of the CCC or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 1300 of the CCC, such Shares shall be treated as if they had been converted as of the Applicable Effective Time into the Royale Merger Consideration to the extent, if any, which such holder is entitled pursuant to Section 3.01 of the Merger Agreement without interest thereon. Royale shall provide the Partners with prompt written notice (which notice may be provided to Matrix on behalf of the Partners) of any demands which they receive for appraisal of any of their outstanding Shares in connection with the Mergers, any withdrawal of any such demand and any other demand, notice or instrument delivered to them prior to the Applicable Effective Time pursuant to the CCC that relates to such demand.
Section 2.06  Non-Survival of Representations and Warranties.  Absent actual fraud, and any intentional, willful and material breach of any representation or warranty contained in this Agreement by the Partnership or any Royale Party, as applicable, none of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement will survive the Closing of the Exchange. This Section 2.06 does not limit any covenant of the parties to this Agreement which, by its terms, contemplates performance after the Closing of the Exchange.
ARTICLE III
ARTICLE III
Escrow; Closing
Section 3.01 Escrow Closing.  A closing into Escrow (“Escrow Closing”) will take place at the offices of Porter Hedges LLP in Houston, Texas, not less than two business days prior to the date of the special meeting date of shareholders of Matrix as set forth in the Proxy Statement/Prospectus mailed to Matrix shareholders in connection with the Matrix Merger, but in no event later than Outside Date; provided that each of the conditions precedent to the obligations of the parties to effect the Closing other than completion of the Matrix Merger are then satisfied or waived by the applicable party. At the Escrow Closing, the parties will deliver or cause to be delivered into escrow with the escrow agent (“Escrow Agent”) under the Escrow Agreement set forth in Exhibit C hereto, the documents described in Section 8.04 below.  The parties may agree in writing on another date, time or place for the Escrow Closing.
Section 3.02 Delivery of MI LP Interest.  Prior to the Closing, the Parent will deliver to each of the Partners a Letter of Transmittal, in substantially the form attached hereto as Exhibit D, to be used by each Partner for surrendering to Parent certificates, if any, representing all the such Partner’s MI LP Interest in exchange for the right to receive the Exchange Consideration.  On the Escrow Closing Date, certificates for all of the MI LP Interest held by each Partner will be delivered by such Partner to the Escrow Agent in accordance with the Escrow Agreement for the benefit of the Parent together with properly completed and executed Letters of Transmittal.
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(a) It is agreed that no assignment, transfer or other disposition of record or beneficial ownership of any MI LP Interest may be made on or after the date hereof other than as provided herein.
(b) The delivery of the Exchange Consideration to the Partners with respect to their respective Percentage Interests shall be deemed to be payment in full satisfaction of all rights, title and interests in and pertaining to the outstanding MI LP Interests.
Section 3.03 Exchange Closing.  Closing of the Exchange (the “Closing”) will occur concurrently with the Matrix Merger and as soon as practicable after the special meeting of Matrix shareholders to consider and vote upon the Matrix Merger (the “Closing Date”); provided that each of the conditions precedent to the obligations of the parties to effect the Closing are then satisfied or waived by the applicable party.  The parties may agree in writing on another date, time or place for the Closing.  At the Closing, the parties will release or cause the Escrow Agent to release the escrowed documents from escrow to the parties designated to receive such documents under the Escrow Agreement, and Parent shall pay and deliver the Exchange Consideration to the Partners as prescribed in this Agreement.
ARTICLE IV
Representations And Warranties Of The Partners
Each Partner separately, and with respect only to his matters and circumstances, hereby represents and warrants to Royale and the Parent that the following statements are true and correct.
Section 4.01 MI LP Interest Ownership.  Exhibit A accurately sets forth the names of each Partner, the Percentage Interest owned by each Partner and the aggregate MI LP Interest.  Each Partner owns, beneficially and of record, with full power to vote, transfer and assign such Partner’s Percentage Interest set forth beside such Partner’s name on Exhibit A and such MI LP Interest so held by the Partners is free and clear of all liens, encumbrances and adverse claims whatsoever except as set forth on Exhibit A.
Section 4.02 Authority.
(a) Partnership Authority.  The Partnership has the requisite corporate power or entity power and authority to enter into and perform its obligations under this Agreement and all documents and instruments referred to herein or contemplated hereby to be executed, delivered and/or performed by the Company (the “Partnership Related Documents”) and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Partnership of this Agreement and each Partnership Related Document to which it is a party and the consummation by the Partnership of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Partnership.  Matrix has the requisite corporate power or entity power and authority to enter into and perform its obligations under the Merger Agreement and the Ancillary Documents to which it is a party and, subject to adoption of the Merger Agreement by the affirmative vote or consent of holders of two-thirds of the outstanding shares of Matrix common stock (“Requisite Matrix Vote”), to consummate the transactions contemplated hereby.  No corporate, limited partnership or other
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proceedings on the part of the Partners or the Partnership are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the Exchange and the other transactions contemplated hereby other than the Requisite Partners’ Consent and execution and delivery of the Partner Related Documents. This Agreement and each Partnership Related Document has been duly executed and delivered by the Partnership, and (assuming due authorization, execution and delivery by each other party hereto) this Agreement constitutes a legal, valid and binding obligation of the Partnership enforceable against the Partnership in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity). When each Partnership Related Document to which the Partnership is or will be a party has been duly executed and delivered by the Partnership (assuming due authorization, execution and delivery by each other party thereto), such Partnership Related Document will constitute a legal and binding obligation of the Partnership enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).
(b) Recommendation of the Corporate General Partner.  The Matrix Board, as the board of directors of the sole general partner of the Partnership, pursuant to resolutions duly adopted by unanimous vote at a meeting of all directors of Matrix duly called and held and not subsequently rescinded or modified, has, as of the date hereof (i) determined that this Agreement and the transactions contemplated hereby, including the Exchange, are advisable and in the best interests of, the Partners, (ii) approved and adopted, subject to the terms hereof, the Section 351 Plan, (iii) approved and declared advisable the “Agreement and Plan of Exchange” contained in this Agreement and the transactions contemplated by this Agreement, including the Exchange, in accordance with the CCC, (iv) directed that the “Agreement and Plan of Exchange” contained in this Agreement be submitted to all limited partners of the Partnership for consideration and approval with the recommendation of the general partner that the limited partners of the Partnership adopt and approve the “Agreement and Plan of Exchange” set forth in this Agreement.
(c) Partner Authority.  Each Partner has full right, power, legal capacity and authority to (i) execute, deliver and perform this Agreement, and all other documents and instruments referred to herein or contemplated hereby to be executed, delivered and/or performed by the Partners (each a “Partner Related Document”) and (ii) consummate the transactions contemplated herein and thereby.  This Agreement has been duly executed and delivered by each Partner and constitutes, and each Partner Related Document, when duly executed and delivered by each Partner who is a party thereto will constitute, legal, valid and binding obligations of such Partner enforceable against such Partner in accordance with their respective terms and conditions, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity (whether applied in a proceeding at law or in equity).
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Section 4.03 No Conflicts; Consents.  The execution, delivery and performance by the Partnership and the Partners of this Agreement, the Partnership Related Documents and the Partner Related Documents to which they are a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the articles of organization, the limited partnership agreement or other Partnership Charter Documents, or any provision of the certificate of incorporation, by-laws or other organizational documents of the corporate general partner of the Partnership; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to the Partnership; or (c) except as set forth in Section 4.03 of the Disclosure Schedules, require the consent, notice or other action by any Person under any Contract to which the Partnership is a party, other than, in the case of clauses (b) and (c) of this Section 4.03, such conflicts, violations, breaches, consents, notices or other actions that would not have and would not reasonably be expected to have a the Partnership Material Adverse Effect. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to the Partnership or any Partner in connection with the execution, delivery and performance of this Agreement, the Partnership Related Documents and the Partner Related Documents, or in connection with the consummation of the transactions contemplated hereby and thereby.
Section 4.04 Capitalization.
(a) Registered Owners of MI LP Interests. Section 4.04 of the Disclosure Schedules set forth, as of the date hereof, the name of each Person that is the registered owner of any MI LP Interests and the Percentage Interest owned by such Person. Except for the general partnership interest held by Matrix and the MI Partnership Interests held by the other Partners, there are no outstanding partnership interests of any kind, and no other equity interest or ownership rights whatsoever, with respect to the Partnership which are held by any Person; and
(b) No Outstanding Options, Warrants or Rights. Except as disclosed on Section 4.04(b) of the Disclosure Schedules, (i) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of the Partnership is authorized or outstanding, and (ii) there is no commitment by the Partnership to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other such rights or to distribute to holders of any of its equity securities any evidence of indebtedness or asset, to repurchase or redeem any securities of the Partnership or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security or other such right. There are no declared or accrued unpaid distributions or dividends payable with respect to any MI LP Interests.
(c) Due Authorization; No Encumbrances. All issued and outstanding MI LP Interests are (i) duly authorized, validly issued, fully paid and non-assessable; (ii) not subject to any preemptive rights created by statute, Partnership Charter Documents or any agreement to which the Partnership is a party; and (iii) free of any Encumbrances created by the Partners or the Partnership in respect thereof, other than restrictions as may exist under applicable securities Law and liens in favor of the Partnership’s lenders as listed on Section 4.04(c) of the Disclosure Schedules. All issued and outstanding MI LP Interests were issued in compliance with applicable Law.
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(d) No Purchase, Participation or Phantom Interest Rights. No outstanding MI LP Interests are subject to vesting or forfeiture rights or repurchase by the Partnership. There are no outstanding or authorized partnership interest appreciation rights, distribution or dividend equivalent rights, phantom stock or partnership interest rights, profit participation rights or other similar rights with respect to the Partnership or any of its securities.
(e) Compliance of Prior Distributions and Redemptions. All distributions, dividends, repurchases and redemptions of the capital stock (or other equity interests) of the Partnership were undertaken in compliance with the Partnership Charter Documents then in effect, any agreement to which the Partnership then was a party and in compliance with applicable Law.
(f) No Amounts Due from Partners. No amounts are due or payable to the Partnership from any of the Partners that will not be satisfied pursuant to Section 6.19.
Section 4.05 Subsidiaries.  Section 4.05 of the Disclosure Schedules sets forth a list of Persons in which the Partnership has or owns any interest in any shares or has an ownership interest.
Section 4.06 Financial Statements.  Complete copies of Matrix’s consolidated audited financial statements consisting of the consolidated balance sheets of Matrix, the Matrix LPs, Matrix Operator, Matrix Pipeline, LP (“Matrix Pipeline”), a California limited partnership and Subsidiary of Matrix Operator as the general partner and Matrix Las Cienegas Limited Partnership as the sole limited partner, and Matrix Royalty, LP, a Texas limited partnership and entity excluded from the transactions contemplated by the Merger Agreement (“Matrix Royalty” and, together with Matrix, the Matrix LPs, Matrix Operator and Matrix Pipeline, the “Matrix Consolidated Entities”), as at December 31, 2015 and 2014, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended (the “Audited Financial Statements”), and unaudited financial statements consisting of the balance sheets of the Matrix Consolidated Entities as at September 30, 2016, and the related statements of income and retained earnings, stockholders’ equity and cash flow for the  six-month period then ended (the “Interim Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”) have been delivered to Royale. The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved, subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments (the effect of which will not be materially adverse) and the absence of notes. The Financial Statements are based on the books and records of the Matrix Consolidated Entities, and present fairly, in all material respects, the financial position of Matrix as of the respective dates they were prepared and the results of the operations of Matrix for the periods indicated. The balance sheet of the Matrix Consolidated Entities as of December 31, 2015, is referred to in this Agreement as the “Balance Sheet” and the date thereof as the “Balance Sheet Date” and the balance sheet of the Matrix Consolidated Entities as of September 30, 2016, is referred to herein as the “Interim Balance Sheet” and the date thereof as the “Interim Balance Sheet Date”. Matrix maintains a standard system of accounting established and administered in accordance with GAAP.
Section 4.07 Undisclosed Liabilities.  The Partnership has no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or
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contingent, accrued or unaccrued, matured or unmatured or otherwise (“Liabilities”), except, in the case of the Partnership (a)  those which are accrued, adequately reflected or reserved against in the Financial Statements, (b) those which have been incurred in the ordinary course of business consistent with past practice since the Interim Balance Sheet Date, (c) those which would not reasonably be expected, individually or in the aggregate, to have a Partnership Material Adverse Effect, (d) those which have been discharged or paid in full prior to the date hereof in the ordinary course of business, or (e) those which are of a nature not required to be reflected on a balance sheet prepared in accordance with GAAP consistently applied.
Section 4.08 Absence of Certain Changes, Events and Conditions.  Since the Balance Sheet Date, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of the Partnership and each of its Subsidiaries has been conducted in the ordinary course of business and there has not been or occurred:
(a) any Partnership Material Adverse Effect or any event, condition, change or effect that could reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect; or
(b) except as disclosed on Section 4.08 of the Disclosure Schedules, any event, condition, action or effect that, if taken during the period from the date of this Agreement through the Closing Date, would constitute a breach of Section 6.01.
Section 4.09 Material Contracts.  Section 4.09 of the Disclosure Schedules sets forth a list of all Material Contracts to which the Partnership is party as of the date hereof, including the name of the parties thereto, the date of each such Material Contract and each amendment thereto.  All Material Contracts of the Partnership are valid, enforceable and in full force and effect, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).  Other than as described in Section 4.09 of the Disclosure Schedules, the Partnership is not, and the Partnership has no Knowledge that any other party thereto is, in material default under any such Material Contract, no material payments or other obligations are past due except for amounts being contested in good faith, and no circumstance exists that, with notice, the passage of time or both, would constitute a default under any Material Contract of the Partnership by the Partnership or, to the Knowledge of the Partnership, by any other party thereto.  The Partnership has not received any written notice of a default, alleged failure to perform or any offset or counterclaim with respect to any Material Contract of the Partnership that has not been fully remedied and withdrawn.
Section 4.10 Properties and Assets.
(a) Except as would not reasonably be expected to have a Partnership Material Adverse Effect, the Partnership or a Subsidiary of the Partnership each respectively owns and has either good and valid title in fee or a valid leasehold interest, Right of Way (defined below) or other rights to the land, mineral and other subsurface rights, buildings, structures and other
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improvements thereon and fixtures thereto necessary to permit it to conduct its business as currently conducted, in each case free and clear of all liens (except in all cases for Permitted Liens).  Except as would not reasonably be expected to have a Partnership Material Effect, all leases, Rights of Way or other agreements under which the Partnership or any of its Subsidiaries lease, access or use any real property are valid, binding and are in force and effect against the Partnership or any of its Subsidiaries and, to the Knowledge of the Partnership, the counterparties thereto, in accordance with their respective terms, and neither the Partnership nor any of its Subsidiaries are in default under any such leases, Rights of Way or other agreements.
(b) Each of the Partnership and its Subsidiaries has such consents, easements, rights of way, permits and licenses (collectively, “Rights of Way”) from each person as are sufficient to conduct its business as currently conducted, except for such Rights of Way the absence of which have not had and would not reasonably be expected to have a Partnership Material Adverse Effect.  Each of the Partnership and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights of Way and conducts their business in a manner that does not violate any of the Rights of Way, and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights of Way, except for such revocations, terminations and impairments that have not had and would not reasonably be expected to have a Partnership Material Adverse Effect.  All pipelines owned or operated by the Partnership are subject to Rights of Way, there are no encroachments or other encumbrances on the Rights of Way that materially affect the use thereof and there are no gaps (including any gap arising as a result of any breach by the Partnership, Matrix Operator, Matrix or any of its Subsidiaries of the terms of any Rights of Way) in the Rights of Way other than gaps that would not have and would not reasonably be expected to have a Partnership Material Adverse Effect.
(c) Except as would not reasonably be expected to have a Partnership Material Adverse Effect, the Partnership and its Subsidiaries, as applicable, have defensible title to all of the Property Interests forming the basis for the reserves reflected in the Audited Financial Statements except for such Property Interests sold, used, farmed out or otherwise disposed of since December 31, 2015, in the ordinary course of business, free and clear of all liens and Production Burdens other than Production Burdens not yet earned, due or payable and Permitted Liens (other than Production Burdens).  Except as would not reasonably be expected to have a Partnership Material Adverse Effect or as set forth on Section 4.10(c) of the Disclosure Schedules, (i) none of the proceeds from the sale of Hydrocarbons produced from the Property Interests in any producing well are being held in suspense for any reason, and (ii) there are no calls on production or, preferential rights to purchase Hydrocarbons and neither the Partnership nor any of its Subsidiaries is obligated to deliver Hydrocarbons or proceeds from the sale thereof at a future point in time without receiving payment therefor at or after the time of delivery (other than gas balancing arrangements), except for the rights of any lessor to take free gas under the terms of any applicable lease for its use on the lands covered by such lease.  Except as would not reasonably be expected to have a Partnership Material Adverse Effect, the Partnership and each applicable Subsidiary (A) are in compliance with all valuation agreements, and settlement agreements with respect to Production Burdens, and (B) have paid or will cause to be paid when due all Production Burdens with respect to the Property Interests and each other royalty, Tax or similar payment, except for such amounts that are being held in suspense as permitted pursuant
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to applicable Law or the terms of the applicable Contract or as reserved against in the Financial Statements.
(d) All of the wells owned, leased, operated or used by the Partnership and its Subsidiaries and all water, carbon dioxide or injection wells located on any property owned, leased, operated or used by the Partnership and its Subsidiaries or otherwise associated with the Property Interests have been drilled, completed and operated within the limits permitted by the applicable Contract granting such rights and applicable Law, and all drilling and completion (and plugging and abandonment) of such wells and all related development, production and other operations have been conducted in compliance with all applicable Laws except, in each case, as would not reasonably be expected to have a Partnership Material Adverse Effect.  No well owned, leased, operated or used by the Partnership or any of its Subsidiaries are subject to material penalties on allowables because of overproduction or violation of any applicable Law.
(e) All Property Interests operated by the Partnership and its Subsidiaries have been operated in accordance with reasonable, prudent field practices and in compliance with the applicable Contracts, except where the failure to so operate would not reasonably be expected to have a Partnership Material Adverse Effect. None of the Interests of the Partnership or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the Transactions, except for any such preferential purchase, consent or similar rights that would not reasonably be expected to have a Partnership Material Adverse Effect.  Except as set forth on Section 4.10(e) of Disclosure Schedules, none of the Property Interests are subject to any Tax partnership agreement or provisions requiring a partnership income Tax Return.
(f) There are no material inaccuracies in the Summary Projection of Reserves and Revenues as of March 31, 2016, of the Partnership, with run date June 10, 2016, a correct and complete copy of which the Partnership has made available to Royale prior to the date of this Agreement.
(g) Except as set forth on Section 4.10(g) of the Disclosure Schedules, the Partnership is not engaged in any oil, natural gas or other futures or options trading in respect of which it has any material future liability, nor is it a party to any price swaps, hedges, futures or similar instruments.  Section 4.10(g) of the Disclosure Schedules sets forth obligations of the Partnership for the delivery of Hydrocarbons attributable to any of the Property Interests in the future on account of prepayment, advance payment, take-or-pay or similar obligations without then or thereafter being entitled to receive full value therefor.  Except as set forth on Section 4.10(g) of the Disclosure Schedules, as of the date hereof, the Partnership is not bound by futures, hedge, swap, collar, put, call, floor, cap, option or other Contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, or securities.
(h) Except as provided in Section 4.10(h) of the Disclosure Schedules, there are no mandatory drilling or completion obligations and there are no pending or, to the Knowledge of the Partnership, expected proposals or elections for drilling, completing, recompleting, reworking, facilities or similar activities that would require such commitment on behalf of the
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Partnership or any of its Subsidiaries within one year of the Closing Date in any of the Property Interests or any of the contracts governing any of the Property Interests.
(i) Except as set forth on Section 4.10(i) of the Disclosure Schedules, none of the Contracts in respect of gathering, processing, storage or transportation of the production of Hydrocarbons from the Property Interests contain any minimum volume or throughput provisions or require the Partnership or any of its Subsidiaries to pay for services regardless of whether the Partnership or any of its Subsidiaries delivers such production for use of the services provided for under any such Contract.
(j) Except as set forth in Section 4.10(j) of the Disclosure Schedules, none of the Contracts relating to the Property Interests (including all oil, gas and mineral leases and similar Contracts) contain any provision (i) requiring the lessee to pay royalties on hedges, (ii) causing the oil, gas or mineral lease or contract to terminate without advance notice and the opportunity to cure resulting in a loss, in whole or in part, of any of the Property Interests for lessee’s failure to pay royalties or for lessee’s breach of any covenant thereunder, (iii) requiring lessor’s consent to the consummation of the transactions of the type contemplated under this Agreement, or (iv) is expected to result in a mandatory payment or expenditure not otherwise disclosed in Section 4.10(i) of the Disclosure Schedules.
Section 4.11 Intellectual Property.
(a) Section 4.11(a) of the Disclosure Schedules lists all (i) Partnership IP Registrations. All required filings and fees related to Partnership IP Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Partnership IP Registrations are otherwise in good standing, except as would not reasonably be expected to have a Partnership Material Adverse Effect.
(b) The consummation of the transactions contemplated hereunder will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Partnership’s right to own, use or hold for use any material Intellectual Property as owned, used or held for use in the conduct of the Partnership’s business or operations as currently conducted.
(c) The Partnership’s rights in Partnership Intellectual Property are valid, subsisting and enforceable, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity) and except as would not reasonably be expected to have a Partnership Material Adverse Effect. The Partnership has taken all commercially reasonable steps to maintain Partnership Intellectual Property and to protect and preserve the confidentiality of all material trade secrets included in the Partnership Intellectual Property, except as would not reasonably be expected to have a Partnership Material Adverse Effect.
(d) To the Knowledge of the Partnership, the conduct of the Partnership’s business as currently and formerly conducted does not infringe, misappropriate or otherwise violate the
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Intellectual Property or other rights of any Person, except as would not reasonably be expected to have a Partnership Material Adverse Effect. To the Knowledge of the Partnership, no Person is currently infringing, misappropriating, diluting or otherwise violating, any Partnership Intellectual Property in a way as would be expect to have a Partnership Material Adverse Effect.
(e) There are no Actions (including any oppositions, interferences or re-examinations) pending or, to the Knowledge of the Partnership, threatened: (i) alleging any infringement, misappropriation, dilution or violation of the Intellectual Property of any Person by the Partnership; (ii) challenging the validity, enforceability, registrability or ownership of any Partnership Intellectual Property or the Partnership’s rights with respect to any Partnership Intellectual Property; or (iii) by the Partnership or any other Person alleging any infringement, misappropriation, dilution or violation by any Person of Partnership Intellectual Property.  The Partnership is not subject to any outstanding Governmental Order (including any motion or petition therefor) that does or would restrict or impair the use of any material Partnership Intellectual Property.
Section 4.12 Reserved.
Section 4.13 Reserved.
Section 4.14 Reserved.
Section 4.15 Insurance  Section 4.15 of the Disclosure Schedules sets forth a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance maintained by the Partnership and relating to the assets, business, operations, employees, officers and directors of the Partnership (collectively, the “Partnership Insurance Policies”) and true and complete copies of the Partnership Insurance Policies have been made available to Royale. The Partnership Insurance Policies are in full force and effect with respect to the period covered. The Partnership has not received any written notice of cancellation of or materially adverse alteration of coverage under, any of such Partnership Insurance Policies. All premiums or installment payments of premiums due on such Partnership Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of Partnership Insurance Policy. All such Partnership Insurance Policies are valid and binding in accordance with their terms. Except as set forth on Section 4.15 of the Disclosure Schedules, there are no material claims related to the business of the Partnership pending under any Partnership Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. The Partnership is not in material default under, and has not otherwise failed to comply with, in any material respect, any provision contained in any such Partnership Insurance Policy.
Section 4.16 Legal Proceedings; Governmental Orders.
(a)  Except as set forth in Section 4.16(a) of the Disclosure Schedules, there are no Actions pending or, to the Partnership’s Knowledge, threatened (a) against or by the Partnership affecting any of its properties or assets; or (b) against or by the Partnership that challenges or seeks to
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prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.
(b)  Except as set forth in Section 4.16(a) of the Disclosure Schedules, there are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against or affecting the Partnership or any of its properties or assets. The Partnership is in compliance with the terms of each Governmental Order set forth in Section 4.16(a) of the Disclosure Schedules. No event has occurred or circumstances exist that may constitute or result in (with or without notice or lapse of time) a violation of any such Governmental Order.
Section 4.17 Compliance With Laws; Permits.
(a) Except as set forth in Section 4.17(a) of the Disclosure Schedules, the Partnership has complied, and is now complying, with all Laws applicable to it or its business, properties or assets, in each case, except as would not reasonably be expected to have a Partnership Material Adverse Effect.
(b) All material Permits required for the Partnership to conduct its business have been obtained by it and are valid and in full force and effect. The Partnership is in compliance, in all material respects, with the terms of such material Permits. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any material Permit, except as would not reasonably be expected to have a Partnership Material Adverse Effect.
Section 4.18 Environmental Laws.  The Partnership and its Subsidiaries (i) are in compliance with all Environmental Laws, (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.
Section 4.19 Employee Benefit Matters.  Section 4.19 of the Disclosure Schedules lists each Employee Benefit Plan that the Partnership or any ERISA Affiliate maintains or to which the Partnership or any ERISA Affiliate contributes or is a participating employer (collectively, the “Partnership Benefit Plans”).  With respect to each Partnership Benefit Plan, the Partnership has delivered to Royale true and complete copies of all plan documents and summary plan descriptions, the most recent determination letter (or opinion letter) received from the Internal Revenue Service, the most recent Form 5500 Annual Reports, and all related trust agreements associated with such Partnership Benefit Plan.
(a) Each Partnership Benefit Plan (and each related trust, insurance contract or fund) has been administered and operated in material compliance with the terms of the applicable controlling documents and with the applicable provisions of ERISA, the IRC and all other Applicable Laws, except as would not reasonably be expected to have a Partnership Material Adverse Effect.  Each Partnership Benefit Plan (including any material amendments thereto) that
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is capable of approval by, or registration for or qualification for special tax status with, the appropriate taxation, social security or supervisory authorities in the relevant jurisdiction has received such approval, registration or qualification or there remains a period of time in which to obtain such approval, registration or qualification retroactive to the date of any material amendment that has not previously received such approval, registration or qualification.
(b) Except as would not reasonably be expected to have a Partnership Material Adverse Effect, all required reports, descriptions and disclosures have been filed or distributed appropriately and in accordance with applicable Law with respect to each Partnership Benefit Plan.  The requirements of Part 6 of Subtitle B of Title I of ERISA and of Section 4980B of the IRC have been met with respect to each Partnership Benefit Plan that is a group health plan.
(c) All contributions (including all employer contributions and employee salary reduction contributions) that are due and owing have been paid to each Partnership Benefit Plan (or related trust or held in the general assets of the Partnership or one or more ERISA Affiliates or accrued, as appropriate), and all contributions for any period ending on or before the Closing Date that are not yet due have been paid to each Partnership Benefit Plan or accrued in accordance with the past custom and practice of the Partnership and the ERISA Affiliates.  All premiums or other payments for all periods ending on or before the Closing Date have been paid with respect to each Partnership Benefit Plan that is an Employee Welfare Benefit Plan.
(d) Each Partnership Benefit Plan that is an Employee Pension Benefit Plan and that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the IRC meets such requirements and has either received or applied for (or has time remaining to apply for) a favorable determination letter (or, in the case of a prototype plan, an opinion letter) from the Internal Revenue Service within the applicable remedial amendment periods.
(e) No Partnership Benefit Plan, or Employee Benefit Plan maintained, sponsored or contributed to by the Partnership or any ERISA Affiliate in the six year period preceding the Closing Date is or has been subject to the minimum funding requirements of Section 412 of the IRC or subject to Title IV of ERISA.
(f) None of the Partnership Benefit Plans promises or provides retiree medical, health or life insurance or other welfare type benefits for current or future retired or terminated employees, their spouses or their dependents (other than in accordance with Section 4980B of the IRC) that cannot be unilaterally terminated by the Partnership or an ERISA Affiliate.
(g) Each Partnership Benefit Plan has been administered in accordance with its terms, except as would not reasonably be expected to have a Partnership Material Adverse Effect.  Neither the Partnership nor any ERISA Affiliate has entered into any agreement, arrangement or understanding, whether written or oral, with any trade union, works council or other employee representative body or any number or category of its employees that would prevent, restrict or impede the implementation of any layoff, redundancy, severance or similar program within its or their respective workforces (or any part of them).
(h) There are no unresolved claims or disputes under the terms of, or in connection with, any Partnership Benefit Plan (other than routine undisputed claims for benefits), and no
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action, legal or otherwise, has been commenced with respect to any such claim or dispute, except, in each case, as would not reasonably be expected to have a Partnership Material Adverse Effect.
(i) With respect to each Partnership Benefit Plan that the Partnership or any ERISA Affiliate maintains or to which any of them contributes:
(i) To the Knowledge of the Partnership, there have been no “prohibited transaction,” as such term is defined in Section 406 of ERISA or Section 4975 of the IRC, with respect to any such Partnership Benefit Plan that would subject the Partnership or any ERISA Affiliate to a tax or penalty imposed pursuant to Section 4975 of the IRC or Section 502(c), (i) or (l) of ERISA.
(ii) Neither the Partnership nor, to the Knowledge of the Partnership, any ERISA Affiliate (by way of indemnification, directly or otherwise) has any liability or penalty under Sections 4976 through 4980 of the IRC or Title I of ERISA with respect to any Partnership Benefit Plan.
(iii) No action, suit, proceeding, hearing or investigation with respect to the administration or the investment of the assets of any Partnership Benefit Plan (other than routine claims for benefits) is pending or, to the Knowledge of the Partnership, threatened, and to the Knowledge of the Partnership, there is no basis for any such action, suit, proceeding, hearing or investigation, except, in each case, as would not reasonably be expected to have a Partnership Material Adverse Effect.
(iv) Neither the execution and delivery of this Agreement or any other Transaction Document to which the Partnership is a party nor the Matrix Merger will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any officer, director or employee of the Partnership; (ii) materially increase any benefits otherwise payable by the Partnership; or (iii) result in the acceleration of the time of payment or vesting of any such benefits.
(v) No Partnership Benefit Plan is funded with or allows for payments or distributions in any employer security of the Partnership, including, but not limited to, employer securities as defined in Section 407(d)(1) of ERISA, or employer real property as defined in Section 407(d)(2) or ERISA.
(j) For purposes of this Agreement, the following terms will have the respective meanings indicated below:
(i) “Employee Benefit Plan” means, with respect to any Person, the following, whether written or oral:  (A) any nonqualified deferred compensation or retirement plan or arrangement that is an Employee Pension Benefit Plan, (B) any qualified defined contribution retirement plan or arrangement that is an Employee Pension Benefit Plan, (C) any qualified defined benefit retirement plan or arrangement that is an Employee Pension Benefit Plan, (D) any Employee Welfare Benefit Plan or fringe benefit plan or program, or (E) any profit sharing, bonus, stock option, stock purchase, severance or incentive plan, agreement or arrangement that is sponsored,
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maintained or contributed to by such Person or any ERISA Affiliate of such Person for the benefit of the employees, former employees, independent contractors or agents of such Person or any ERISA Affiliate or has been so sponsored, maintained or contributed to at any time prior to the Closing Date.
(ii) “Employee Pension Benefit Plan” has the meaning set forth in Section 3(2) of ERISA.
(iii) “Employee Welfare Benefit Plan” has the meaning set forth in Section 3(1) of ERISA.
Section 4.20 Employment Matters.
(a) Section 4.20(a) of the Disclosure Schedules contains a list of all persons who are employees of the Partnership as of the date hereof, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate; (v) commission, bonus or other incentive-based compensation; and (vi) a description of the fringe benefits provided to each such individual as of the date hereof.
(b) Except as set forth in Section 4.20(b) of the Disclosure Schedules, the Partnership is not, and has not been for the past three (3) years, a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a union, works council or labor organization (collectively, “Union”), and there is not, and has not been for the past three (3) years, any Union representing or purporting to represent any employee of the Partnership, and, to the Partnership’s Knowledge, no Union or group of employees is seeking to organize employees for the purpose of collective bargaining. Except as set forth in Section 4.20(b) of the Disclosure Schedules, to the Knowledge of the Partnership, there has been no threat of  any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting the Partnership or any of its employees.
(c) Except as would not reasonably be expected to have a Partnership Material Adverse Effect, the Partnership is in compliance with all applicable Laws pertaining to employment and employment practices to the extent they relate to employees of the Partnership, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance. All individuals characterized and treated by the Partnership as independent contractors or consultants are properly treated as independent contractors under all applicable Laws, except as would not reasonably be expected to have a Partnership Material Adverse Effect. All employees of the Partnership classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified, except as would not reasonably be expected to have a Partnership Material Adverse Effect. Except as set forth in Section 4.20(c) of the Disclosure Schedules, there are no Actions against the Partnership pending, or to the
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Partnership’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former applicant, employee, consultant or independent contractor of the Partnership, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wage and hours or any other employment-related matter arising under applicable Laws.
Section 4.21 Taxes.  Except as set forth in Section 4.21 of the Disclosure Schedules:
(a) All Tax Returns required to be filed on or before the Closing Date by the Partnership have been, or will be, timely filed. All Taxes due and owing by the Partnership (whether or not shown on any Tax Return) have been, or will be, timely paid.
(b) The Partnership has withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder or other party, and complied with all information reporting and backup withholding provisions of applicable Law.
(c) No claim has been made by any taxing authority in any jurisdiction where the Partnership does not file Tax Returns that it is, or may be, subject to Tax by that jurisdiction.
(d) No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of the Partnership.
(e) The amount of the Partnership’s Liability for unpaid Taxes for all periods ending on or before December 31, 2015, does not, in the aggregate, exceed the amount of accruals for Taxes (excluding any accrual for Taxes with respect to timing differences between financial accounting income and taxable income) reflected on the Financial Statements. The amount of the Partnership’s Liability for unpaid Taxes for all periods following the end of the recent period covered by the Financial Statements shall not, in the aggregate, exceed the amount of accruals for Taxes (excluding any accrual for Taxes with respect to timing differences between financial accounting income and taxable income) as adjusted for the passage of time in accordance with the past custom and practice of the Partnership (and which accruals shall not exceed comparable amounts incurred in similar periods in prior years).
(f) Section 4.21(f) of the Disclosure Schedules sets forth:
(i) the taxable years of the Partnership as to which the applicable statutes of limitations on the assessment and collection of Taxes have not expired;
(ii) those years for which examinations by the taxing authorities have been completed; and
(iii) those taxable years for which examinations by taxing authorities are presently being conducted.
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(g) All deficiencies asserted, or assessments made, in writing against the Partnership as a result of any examinations by any taxing authority have been fully paid or otherwise finally resolved.
(h) The Partnership is not a party to any Action by any taxing authority. There are no pending or threatened Actions by any taxing authority.
(i) The Partnership has delivered to Royale copies of all federal, state, local and foreign income, franchise and similar Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by, the Partnership for all Tax periods ending after January 1, 2014.
(j) There are no Encumbrances for Taxes (other than for current Taxes not yet due and payable) upon the assets of the Partnership.
(k) The Partnership is not a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement (other than any agreement entered into in the ordinary course of business with incidental tax provisions, such as loan agreements, leases, and hedging contracts).
(l) No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any taxing authority with respect to the Partnership.
(m) The Partnership has not been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes.  The Partnership has no Liability for Taxes of any Person (other than the Partnership) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Law), as transferee or successor, by contract or otherwise.
(n) The Partnership will not be required to include any item of income in, or exclude any item or deduction from, taxable income for taxable period or portion thereof ending after the Closing Date as a result of:
(i) any change in a method of accounting under Section 481 of the IRC (or any comparable provision of state, local or foreign Tax Laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date;
(ii) an installment sale or open transaction occurring on or prior to the Closing Date;
(iii) a prepaid amount received on or before the Closing Date;
(iv) any closing agreement under Section 7121 of the IRC, or similar provision of state, local or foreign Law; or
(v) any election under Section 108(i) of the IRC.
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(o) The Partnership has not been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the IRC.
(p) The Partnership is not, and has not been, a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the IRC and Treasury Regulations Section 1.6011-4(b).
(q) Within the last three (3) years, the Partnership has not owned any material assets located outside the United State or conducted a material trade or business outside the United States.
(r) The Partnership is not an investment company as defined in Section 351(e)(1) of the IRC.
(s) The Partnership is not under the jurisdiction of a court in a title 11 or similar case within the meaning of Sections 351(e)(2) and 368(a)(3)(A) of the IRC.
Section 4.22 Books and Records.  The minute books and stock record books of the Partnership, all of which have been made available to Royale, are complete and correct and have been maintained in accordance with sound business practices. The minute books of the Partnership contain accurate and complete records of all meetings, and actions taken by written consent of, the partners of the Partnership, the Matrix Board or committee thereof when acting on behalf of the Partnership as general partner of the Partnership, and no meeting, or action taken by written consent, of any such partners, Matrix Board or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Escrow Closing and at the Closing, all of those books and records will be in the possession of the Partnership.
Section 4.23 Related Party Transactions.  Section 4.23 of the Disclosure Schedules lists all Contracts between the Partnership and any executive officer or director of the Partnership, any executive officer or director of any general partner of the Partnership or any person owning 5% or more of the MI LP Interests (or any of such person’s immediate family members or Affiliates of such person) or by which any executive officer or director of the Partnership, any executive officer or director of any general partner of the Partnership or any person owning 5% or more of the MI LP Interests (or any of such person’s immediate family members or Affiliates) has any interest in any property owned by the Partnership.
Section 4.24 Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Partnership Related Document based upon arrangements made by or on behalf of the Partnership.
Section 4.25 Legal Proceedings.  There are no Actions pending or, to the Partnership’s Knowledge, threatened against or by the Partnership or any of its Subsidiaries that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. To the Knowledge of the Partnership, no event has occurred or circumstances exist that may give rise or serve as a basis for any such Action.
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Section 4.26 Proxy Statement.  None of the information with respect to the Partnership that the Partnership or any of its Representatives furnishes in writing to Royale expressly for use in the Registration Statement, will, at the date the Registration Statement is first mailed to Royale’s stockholders or at the time of the Royale Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Partnership with respect to any other statements made or incorporated by reference in the Registration Statement.
Section 4.27 No Other Representations or Warranties  Except for the representations and warranties contained in this ARTICLE IV (giving effect to the Matrix Disclosure Schedules) and in the Letter of Transmittal submitted by each Partner in connection with the Exchange, neither the Partners nor the Partnership makes any representation or warranty, express or implied on behalf of or concerning the Partnership or any of its affiliates in connection with this Agreement or the transactions contemplated hereby.
ARTICLE V
Representations and Warranties of Royale and the Parent
Except as set forth in the correspondingly numbered Section of the Royale Disclosure Schedules, Royale and Parent, jointly and severally represent and warrant to the Partners that the statements contained in this are true and correct as of the date hereof.
Section 5.01 Organization and Qualification of the Royale Parties.  Each Royale Party is a corporation duly organized, validly existing and in good standing under the Laws of its respective state of organization and has the requisite corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. Section 5.01 of the Royale Disclosure Schedules sets forth each jurisdiction in which each Royale Party is licensed or qualified to do business, and each Royale Party is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not individually or in the aggregate, have a Royale Material Adverse Effect.
Section 5.02 Authority; Board Approval.
(a) Each Royale Party has the requisite corporate power and authority to enter into and perform its obligations under this Agreement, the Merger Agreement and the Ancillary Documents to which it is a party and, subject to, in the case of the consummation of the Mergers, adoption of the Merger Agreement by the affirmative vote or consent of holders of (i) two-thirds of the outstanding Shares of Royale Common Stock, (ii) two-thirds of the outstanding shares of common stock of each of Royale Merger Sub and Matrix Merger Sub, and (iii) a majority of the outstanding shares of common stock of Parent (“Requisite Royale Vote”), to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Royale Parties of this Agreement, the Merger Agreement and any Ancillary Document to which
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they are a party and the consummation by the Royale Parties of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of each Royale Party and no other corporate proceedings on the part of the Royale Parties are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the Exchange, the Mergers and the other transactions contemplated hereby and thereby, subject only, in the case of consummation of the Mergers, to the receipt of the Requisite Royale Vote. The Requisite Royale Vote is the only vote or consent of the holders of any class or series of Royale’s capital stock required to approve and adopt this Agreement, the Mergers and the Ancillary Documents, and to approve and consummate the Exchange, the Mergers and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Royale Parties, and (assuming due authorization, execution and delivery by each other party hereto) this Agreement constitutes a legal, valid and binding obligation of the Royale Parties enforceable against each Royale Party in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity). When the Merger Agreement and each Ancillary Document to which each Royale Party is or will be a party has been duly executed and delivered by the Royale Parties (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Document will constitute a legal and binding obligation of each Royale Party enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).
(b) The respective boards of directors of each Royale Party, by resolutions duly adopted by unanimous vote at a meeting of all directors of each of such corporations duly called and held and not subsequently rescinded or modified in any way, has, as of the date hereof each such corporation has (i) determined that the Merger Agreement and the transactions contemplated hereby and thereby, including the Exchange and the Mergers, are advisable and in the best interests of the respective stockholders, (ii) approved and adopted the Mergers, subject to the terms hereof, the Section 351 Plan, (iii) directed that the “agreement of merger” contained in the Merger Agreement be submitted to its respective stockholders for adoption, and (iv) resolved to recommend that its respective stockholders adopt the “agreement of merger” set forth in the Merger Agreement and directed that such matter be submitted for consideration of the Stockholders.  In addition, the respective boards of directors of each of Royale and Parent have, by resolutions duly adopted by unanimous vote at a meeting of all directors of each of such corporations duly called and held and not subsequently rescinded or modified in any way, (w) determined that this Agreement and the transactions contemplated hereby, including the Exchange, are advisable and in the best interests of its respective stockholders, (x) approved and adopted this Agreement, subject to the terms hereof, the Section 351 Plan, (y) approved and declared advisable the “Agreement and Plan of Exchange” contained in this Agreement and the transactions contemplated by this Agreement, including the Exchange, in accordance with the CCC, and (z) directed that the “Agreement and Plan of Exchange” contained in this Agreement be submitted to its respective stockholders for consideration and approval with the
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recommendation of the respective board of directors that such stockholders adopt and approve the “Agreement and Plan of Exchange” set forth in this Agreement.
Section 5.03 No Conflicts; Consents.  The execution, delivery and performance by the Royale Parties of this Agreement and the Ancillary Documents to which each is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the Royale Charter Documents; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to any Royale Party; or (c) except as set forth in Section 5.03 of the Royale Disclosure Schedules, require the consent, notice or other action by any Person under any Contract to which any Royale Party is a party, other than, in the case of clauses (b) and (c) of this Section 5.03, such conflicts, violations, breaches, consents, notices or other actions that would not have and would not reasonably be expected to have a Royale Material Adverse Effect. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to each Royale Party in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, except for (i) the filing of the certificate of merger with the Secretary of State of California, (ii) the filing of the certificate of merger with the Secretary of State of Delaware, (iii) the filing of the Registration Statement with the SEC, and (iv) such filings as may be required under the HSR Act.
Section 5.04 Capitalization.
(a) The authorized Parent Shares consist of 280,000,000 shares of common stock, par value $0.001 per share and 10,000,000 shares of preferred stock, par value $0.001 per share, of which no Parent Shares are issued and outstanding as of the close of business on the date of this Agreement.
(b) The authorized capital stock of Royale consists of (i) 30,000,000 shares of Royale Common Stock, of which [___________] shares are issued and outstanding as of the close of business on the date of this Agreement, and (ii) 10,000,000 shares of Royale Preferred Stock, of which no shares are issued and outstanding as of the close of business on the date of this Agreement.
(c) The authorized capital stock of Royale Merger Sub consists of 1,000,000 shares of common stock, no par value (the “Royale Merger Sub Shares”), of which no Royale Merger Sub Shares are issued and outstanding as of the close of business on the date of this Agreement.
(d) The authorized capital stock of Matrix Merger Sub consists of 1,000,000 shares of common stock, no par value (the “Matrix Merger Sub Shares”), of which no Matrix Merger Sub Shares are issued and outstanding as of the close of business on the date of this Agreement.
(e) Section 5.04(e) of the Royale Disclosure Schedules set forth, as of the date hereof, the name of each Person that is the registered owner of any Parent Shares, Royale Preferred Stock, Royale Merger Sub Shares, or Matrix Merger Sub Shares and the number of such shares owned by such Person.
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(f) Except as set forth in Section 5.04(f) of the Royale Disclosure Schedules, the Royale Parties have not issued any capital stock since its most recently filed periodic report under the Exchange Act.
(g) Except as set forth in Section 5.04(g) of the Royale Disclosure Schedules, (i) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of any Royale Party is authorized or outstanding, and (ii) there is no commitment by any Royale Party to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other such rights or to distribute to holders of any of its equity securities any evidence of indebtedness or asset, to repurchase or redeem any securities of the Royale Parties or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security or other such right. There are no declared or accrued unpaid dividends with respect to any shares of Royale Common Stock.
(h) All issued and outstanding shares of Royale Common Stock, Parent Shares, Royale Merger Sub Shares and Matrix Merger Sub Shares are (i) duly authorized, validly issued, fully paid and non-assessable; (ii) not subject to any preemptive rights created by statute, Royale Charter Documents or any agreement to which any Royale Party is a party; and (iii) free of any Encumbrances created by any Royale Party in respect thereof, other than restrictions as may exist under applicable securities Law and liens in favor of the Royale Parties’ lenders as listed on Section 5.04(h) of the Royale Disclosure Schedules. All issued and outstanding shares of Royale Common Stock, Parent Shares, Royale Merger Sub Shares and Matrix Merger Sub Shares were issued in compliance with applicable Law.
(i) No outstanding Royale Common Stock, Parent Shares, Royale Merger Sub Shares or Matrix Merger Sub Shares are subject to vesting or forfeiture rights or repurchase by the Royale Parties. There are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation or other similar rights with respect to the Royale Parties or any of their securities.
(j) All distributions, dividends, repurchases and redemptions of the capital stock (or other equity interests) of the Royale Parties were undertaken in compliance with the Royale Charter Documents then in effect, any agreement to which any Royale Party was then was a party and in compliance with applicable Law.
Section 5.05 No Prior Operations; No Subsidiaries.  Each of Parent, Matrix Merger Sub and Royale Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.  Other than Parent, Royale Merger Sub and Matrix Merger Sub, the Royale Parties have no Subsidiaries.
Section 5.06 SEC Reports; Financial Statements.  Except as set forth in Section 5.06 of the Royale Disclosure Schedules, Royale has filed all reports, schedules, forms, statements and other documents required to be filed by Royale under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (the foregoing materials, including the exhibits thereto and documents incorporated by
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reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension.  As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  Royale has never been an issuer subject to Rule 144(i) under the Securities Act. The financial statements of Royale included in the SEC Reports (the “Royale Financial Statements”) comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing.  Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and present fairly, in all material respects, the financial position of Royale as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.
Section 5.07 Undisclosed Liabilities.  The Royale Parties have no Liabilities, except (a) those which are accrued, adequately reflected or reserved against in the Royale Financial Statements, (b) those which have been incurred in the ordinary course of business consistent with past practice since September 30, 2016, (c) those which would not reasonably be expected, individually or in the aggregate, to have a Royale Material Adverse Effect, (d) those which have been discharged or paid in full prior to the date hereof in the ordinary course of business, or (e) those which are of a nature not required to be reflected on a balance sheet prepared in accordance with GAAP consistently applied.
Section 5.08 Absence of Certain Changes, Events and Conditions.  Since the Balance Sheet Date, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of the Royale Parties has been conducted in the ordinary course of business and there has not been or occurred:
(a) any Royale Material Adverse Effect or any event, condition, change or effect that could reasonably be expected to have, individually or in the aggregate, a Royale Material Adverse Effect; or
(b) except as disclosed on Section 5.08 of the Royale Disclosure Schedules, any event, condition, action or effect that, if taken during the period from the date of this Agreement through the Closing Date, would constitute a breach of Section 6.01.
Section 5.09 Royale Material Contracts.  Section 5.09 of the Royale Disclosure Schedules sets forth a list of all Material Contracts to which each Royale Party is party as of the date hereof, including the name of the parties thereto, the date of each such Material Contract and each amendment thereto.  All Material Contracts of each Royale Party are valid, enforceable and in full force and effect, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as
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to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).  Other than as described in Section 5.09 of the Royale Disclosure Schedules, the Royale Parties are not, and have no Knowledge that any other party thereto is,  in material default under any such Material Contract, no material payments or other obligations are past due except for amounts being contested in good faith, and no circumstance exists that, with notice, the passage of time or both, would constitute a default under any Material Contract of each Royale Party by any Royale Party or, to the Knowledge of each Royale Party, by any other party thereto.  The Royale Parties have not received any written notice of a default, alleged failure to perform or any offset or counterclaim with respect to any Material Contract of each Royale Party that has not been fully remedied and withdrawn.
Section 5.10 Properties and Assets.
(a) Except as would not reasonably be expected to have a Royale Material Adverse Effect, the Royale Parties and their Subsidiaries own and have either good and valid title in fee or a valid leasehold interest, Right of Way or other rights to the land, mineral and other subsurface rights, buildings, structures and other improvements thereon and fixtures thereto necessary to permit it to conduct its business as currently conducted, in each case free and clear of all liens (except in all cases for Permitted Liens).  Except as would not reasonably be expected to have a Royale Material Effect, all leases, Rights of Way or other agreements under which any Royale Party or any of their Subsidiaries lease, access or use any real property are valid, binding and are in force and effect against the Royale Parties or any of their Subsidiaries and, to the Knowledge of each Royale Party, the counterparties thereto, in accordance with their respective terms, and neither the Royale Parties nor any of their Subsidiaries are in default under any such leases, Rights of Way or other agreements.
(b) Each Royale Party and its Subsidiaries has such Rights of Way from each person as are sufficient to conduct its business as currently conducted, except for such Rights of Way the absence of which have not had and would not reasonably be expected to have a Royale Material Adverse Effect.  Each Royale Party and its Subsidiaries has fulfilled and performed all its obligations with respect to such Rights of Way and conducts their business in a manner that does not violate any of the Rights of Way, and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights of Way, except for such revocations, terminations and impairments that have not had and would not reasonably be expected to have a Royale Material Adverse Effect.  All pipelines owned or operated by the Royale Parties and their Subsidiaries are subject to Rights of Way, there are no encroachments or other encumbrances on the Rights of Way that affect the use thereof and there are no gaps (including any gap arising as a result of any breach by a Royale Party or any of their Subsidiaries of the terms of any Rights of Way) in the Rights of Way other than gaps that would not have and would not reasonably be expected to have a Royale Material Adverse Effect.
(c) Except as would not reasonably be expected to have a Royale Material Adverse Effect, the Royale Parties and their Subsidiaries, as applicable, have defensible title to all of the Royale Interests forming the basis for the reserves reflected in the Royale Financial Statements except for such Royale Interests sold, used, farmed out or otherwise disposed of since December
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31, 2015, in the ordinary course of business, free and clear of all liens and Production Burdens other than Production Burdens not yet earned, due or payable and Permitted Liens (other than Production Burdens).  Except as would not reasonably be expected to have a Royale Material Adverse Effect or as set forth on Section 5.10(c) of the Royale Disclosure Schedules, (i) none of the proceeds from the sale of Hydrocarbons produced from the Royale Interests in any producing well are being held in suspense for any reason, and (ii) there are no calls on production or preferential rights to purchase Hydrocarbons and the Royale Parties nor any of their Subsidiaries are not obligated to deliver Hydrocarbons or proceeds from the sale thereof at a future point in time without receiving payment therefor at or after the time of delivery (other than gas balancing arrangements), except for the rights of any lessor to take free gas under the terms of any applicable lease for its use on the lands covered by such lease.  Except as would not reasonably be expected to have a Royale Material Adverse Effect, the Royale Parties and each applicable Subsidiary (A) are in compliance with all valuation agreements, and settlement agreements with respect to Production Burdens, and (B) have paid or will cause to be paid when due all Production Burdens with respect to the Royale Interests and each other royalty, Tax or similar payment, except for such amounts that are being held in suspense as permitted pursuant to applicable Law or the terms of the applicable Contract or as reserved against in the Royale Financial Statements.
(d) All of the wells owned, leased, operated or used by the Royale Parties and their Subsidiaries and all water, carbon dioxide or injection wells located on any property owned, leased, operated or used by the Royale Parties and their Subsidiaries or otherwise associated with the Royale Interests have been drilled, completed and operated within the limits permitted by the applicable Contract granting such rights and applicable Law, and all drilling and completion (and plugging and abandonment) of such wells and all related development, production and other operations have been conducted in compliance with all applicable Laws except, in each case, as would not reasonably be expected to have a Royale Material Adverse Effect.  No well owned, leased, operated or used by any Royale Party or any of their Subsidiaries are subject to material penalties on allowables because of overproduction or violation of any applicable Law.
(e) All Royale Interests operated by the Royale Parties and their Subsidiaries have been operated in accordance with reasonable, prudent field practices and in compliance with the applicable Contracts, except where the failure to so operate would not reasonably be expected to have a Royale Material Adverse Effect.  None of the Interests of the Royale Parties or their Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the Transactions, except for any such preferential purchase, consent or similar rights that would not reasonably be expected to have a Royale Material Adverse Effect.  Except as set forth on Section 5.10(e) of Royale Disclosure Schedules, none of the Royale Interests are subject to any Tax partnership agreement or provisions requiring a partnership income Tax Return.
(f) There are no material inaccuracies in the report of Netherland, Sewell & Associates, Inc. as of December 31, 2015, and dated February 1, 2016.
(g) Except as set forth on Section 5.10(g) of the Royale Disclosure Schedules, no Royale Party is engaged in any oil, natural gas or other futures or option trading in respect of which it has any material future liability, nor is any Royale Party a party to any price swaps,
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hedges, futures or similar instruments.  Section 5.10(g) of the Royale Disclosure Schedules sets forth obligations of each Royale Party for the delivery of Hydrocarbons attributable to any of the Royale Interests in the future on account of prepayment, advance payment, take-or-pay or similar obligations without then or thereafter being entitled to receive full value therefor.  Except as set forth on Section 5.10(g) of the Royale Disclosure Schedules, as of the date hereof, no Royale Party is bound by futures, hedge, swap, collar, put, call, floor, cap, option or other Contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, or securities.
(h) Except as provided in Section 5.10(h) of the Royale Disclosure Schedules, there are no mandatory drilling or completion obligations and there are no pending or, to the Knowledge of each Royale Party, expected proposals or elections for drilling, completing, recompleting, reworking, facilities or similar activities that would require such commitment on behalf of the Royale Parties or any of their Subsidiaries within one year of the Royale Merger Effective Time in any of the Royale Interests or any of the contracts governing any of the Royale Interests.
(i) Except as set forth on Section 5.10(i) of the Royale Disclosure Schedules, none of the Contracts in respect of gathering, processing, storage or transportation of the production of Hydrocarbons from the Royale Interests contain any minimum volume or throughput provisions or require the Royale Parties or any of their Subsidiaries to pay for services regardless of whether the Royale Parties or any of their Subsidiaries deliver such production for use of the services provided for under any such Contract.
(j) Except as set forth in Section 5.10(j) of the Royale Disclosure Schedules, none of the Contracts relating to the Royale Interests (including all oil, gas and mineral leases and similar Contracts) contain any provision (i) requiring the lessee to pay royalties on hedges, (ii) causing the oil, gas or mineral lease or contract to terminate without advance notice and the opportunity to cure resulting in a loss, in whole or in part, of any of the Royale Interests for lessee’s failure to pay royalties or for lessee’s breach of any covenant thereunder, (iii) requiring lessor’s consent to the consummation of the transactions of the type contemplated under this Agreement, or (iv) is expected to result in a mandatory payment or expenditure not otherwise disclosed in Section 5.10(i) of the Royale Disclosure Schedules.
Section 5.11 Intellectual Property.
(a) Section 5.11(a) of the Royale Disclosure Schedules lists all (i) Royale IP Registrations. All required filings and fees related to Royale IP Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Royale IP Registrations are otherwise in good standing, except as would not reasonably be expected to have a Royale Material Adverse Effect.
(b) The consummation of the transactions contemplated hereunder will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, each Royale Party’s right to own, use or hold for use any material Intellectual Property as owned, used or held for use in the conduct of any Royale Party’s business or operations as currently conducted.
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(c) Each Royale Party’s rights in Royale Intellectual Property are valid, subsisting and enforceable, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity) and except as would not reasonably be expected to have a Royale Material Adverse Effect. The Royale Parties have taken all commercially reasonable steps to maintain Royale Intellectual Property and to protect and preserve the confidentiality of all material trade secrets included in the Royale Intellectual Property, except as would not reasonably be expected to have a Royale Material Adverse Effect.
(d) To the Knowledge of each Royale Party, the conduct of Royale’s business as currently and formerly conducted does not infringe, misappropriate or otherwise violate the Intellectual Property or other rights of any Person, except as would not reasonably be expected to have a Royale Material Adverse Effect. To the Knowledge of each Royale Party, no Person is currently infringing, misappropriating, diluting or otherwise violating, any Royale Intellectual Property in a way as would be expect to have a Royale Material Adverse Effect.
(e) There are no Actions (including any oppositions, interferences or re-examinations) pending or, to the Knowledge of each Royale Party, threatened: (i) alleging any infringement, misappropriation, dilution or violation of the Intellectual Property of any Person by the Royale Parties; (ii) challenging the validity, enforceability, registrability or ownership of any Royale Intellectual Property or the Royale Parties’ rights with respect to any Royale Intellectual Property; or (iii) by the Royale Parties or any other Person alleging any infringement, misappropriation, dilution or violation by any Person of Royale Intellectual Property. The Royale Parties are not subject to any outstanding Governmental Order (including any motion or petition therefor) that does or would restrict or impair the use of any material Royale Intellectual Property.
Section 5.12 Insurance.  Section 5.12 of the Royale Disclosure Schedules sets forth a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance maintained by the Royale Parties and relating to the assets, business, operations, employees, officers and directors of each Royale Party (collectively, the “Royale Insurance Policies”) and true and complete copies of Royale Insurance Policies have been made available to Matrix. The Royale Insurance Policies are in full force and effect with respect to the period covered. The Royale Parties have not received any written notice of cancellation of or materially adverse alteration of coverage under, any of such Royale Insurance Policies. All premiums or installment payments of premiums due on such Royale Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of the Royale Insurance Policy. All such Royale Insurance Policies are valid and binding in accordance with their terms. Except as set forth on Section 5.12 of the Royale Disclosure Schedules, there are no material claims related to the business of any Royale party pending under any Royale Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. The Royale Parties are not in material default under, and have
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not otherwise failed to comply with, in any material respect, any provision contained in any such Royale Insurance Policy.
Section 5.13 Legal Proceedings; Governmental Orders.
(a) There are no Actions pending or, to each Royale Party’s Knowledge, threatened (a) against or by the Royale Parties affecting any of its properties or assets; or (b) against or by the Royale Parties that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.
(b) There are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against or affecting any Royale Party or any of their properties or assets. The Royale Parties are in compliance with the terms of each Governmental Order set forth in Section 5.13(b) of the Royale Disclosure Schedules.  No event has occurred or circumstances exist that may constitute or result in (with or without notice or lapse of time) a violation of any such Governmental Order.
Section 5.14 Compliance With Laws; Permits.
(a) Except as set forth in Section 5.14(a) of the Royale Disclosure Schedules, the Royale Parties have complied, and are now complying, with all Laws applicable to it or its business, properties or assets, in each case, except as would not reasonably be expected to have a Royale Material Adverse Effect.
(b) All material Permits required for the Royale Parties to conduct their business have been obtained by it and are valid and in full force and effect. The Royale Parties are in compliance, in all material respects, with the terms of such material Permits No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any material Permit except as would not reasonably be expected to have a Royale Material Adverse Effect.
Section 5.15 Environmental Laws.  The Royale Parties and their Subsidiaries (i) are in compliance with all Environmental Laws, (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Royale Material Adverse Effect.
Section 5.16 Employee Benefit Matters.
(a) Section 5.16 of the Royale Disclosure Schedules lists each Employee Benefit Plan that each Royale Party or any ERISA Affiliate maintains or to which each Royale Party or any ERISA Affiliate contributes or is a participating employer (collectively, the “Royale Benefit Plans”).  With respect to each Royale Benefit Plan, the Royale Parties have delivered to Royale true and complete copies of all plan documents and summary plan descriptions, the most recent determination letter (or opinion letter) received from the Internal Revenue Service, the most
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recent Form 5500 Annual Reports, and all related trust agreements associated with such Royale Benefit Plan.
(b) Each Royale Benefit Plan (and each related trust, insurance contract or fund) has been administered and operated in material compliance with the terms of the applicable controlling documents and with the applicable provisions of ERISA, the IRC and all other Applicable Laws, except as would not reasonably be expected to have a Royale Material Adverse Effect.  Each Royale Benefit Plan (including any material amendments thereto) that is capable of approval by, or registration for or qualification for special tax status with, the appropriate taxation, social security or supervisory authorities in the relevant jurisdiction has received such approval, registration or qualification or there remains a period of time in which to obtain such approval, registration or qualification retroactive to the date of any material amendment that has not previously received such approval, registration or qualification.
(c) Except as would not reasonably be expected to have a Royale Material Adverse Effect, all required reports, descriptions and disclosures have been filed or distributed appropriately and in accordance with applicable Law with respect to each Royale Benefit Plan.  The requirements of Part 6 of Subtitle B of Title I of ERISA and of Section 4980B of the IRC have been met with respect to each Royale Benefit Plan that is a group health plan.
(d) All contributions (including all employer contributions and employee salary reduction contributions) that are due and owing have been paid to each Royale Benefit Plan (or related trust or held in the general assets of any Royale Party or one or more ERISA Affiliates or accrued, as appropriate), and all contributions for any period ending on or before the Closing Date that are not yet due have been paid to each Royale Benefit Plan or accrued in accordance with the past custom and practice of the Royale Parties and the ERISA Affiliates.  All premiums or other payments for all periods ending on or before the Closing Date have been paid with respect to each Royale Benefit Plan that is an Employee Welfare Benefit Plan.
(e) Each Royale Benefit Plan that is an Employee Pension Benefit Plan and that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the IRC meets such requirements and has either received or applied for (or has time remaining to apply for) a favorable determination letter (or, in the case of a prototype plan, an opinion letter) from the Internal Revenue Service within the applicable remedial amendment periods.
(f) No Royale Benefit Plan, or Employee Benefit Plan maintained, sponsored or contributed to by any Royale Party or ERISA Affiliate in the six year period preceding the Closing Date is or has been subject to the minimum funding requirements of Section 412 of the IRC or subject to Title IV of ERISA.
(g) None of the Royale Benefit Plans promises or provides retiree medical, health or life insurance or other welfare type benefits for current or future retired or terminated employees, their spouses or their dependents (other than in accordance with Section 4980B of the IRC) that cannot be unilaterally terminated by a Royale Party or an ERISA Affiliate.
(h) Each Royale Benefit Plan has been administered in accordance with its terms, except as would not reasonably be expected to have a Royale Material Adverse Effect.  No
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Royale Party nor any ERISA Affiliate has entered into any agreement, arrangement or understanding, whether written or oral, with any trade union, works council or other employee representative body or any number or category of its employees that would prevent, restrict or impede the implementation of any layoff, redundancy, severance or similar program within its or their respective workforces (or any part of them).
(i) There are no unresolved claims or disputes under the terms of, or in connection with, any Royale Benefit Plan (other than routine undisputed claims for benefits), and no action, legal or otherwise, has been commenced with respect to any such claim or dispute, except, in each case, as would not reasonably be expected to have a Royale Material Adverse Effect.
(j) With respect to each Royale Benefit Plan that Royale or any ERISA Affiliate maintains or to which any of them contributes:
(i) To the Knowledge of each Royale Party, there have been no “prohibited transaction,” as such term is defined in Section 406 of ERISA or Section 4975 of the IRC, with respect to any such Royale Benefit Plan that would subject any Royale Party or ERISA Affiliate to a tax or penalty imposed pursuant to Section 4975 of the IRC or Section 502(c), (i) or (l) of ERISA.
(ii) No Royale Party nor, to the Knowledge of any Royale Party, any ERISA Affiliate (by way of indemnification, directly or otherwise) has any liability or penalty under Sections 4976 through 4980 of the IRC or Title I of ERISA with respect to any Royale Benefit Plan.
(iii) No action, suit, proceeding, hearing or investigation with respect to the administration or the investment of the assets of any Royale Benefit Plan (other than routine claims for benefits) is pending or, to the Knowledge of any Royale Party, threatened, and to the Knowledge of any Royale Party, there is no basis for any such action, suit, proceeding, hearing or investigation, except, in each case, as would not reasonably be expected to have a Royale Material Adverse Effect.
(k) Neither the execution and delivery of this Agreement or any Ancillary Document to which the Royale Parties are a party, nor the Merger, the Exchange or any Other Exchange will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any officer, director or employee of any Royale Party; (ii) materially increase any benefits otherwise payable by the Royale Parties; or (iii) result in the acceleration of the time of payment or vesting of any such benefits.
(l) No Royale Benefit Plan is funded with or allows for payments or distributions in any employer security of the Royale Parties, including, but not limited to, employer securities as defined in Section 407(d)(1) of ERISA, or employer real property as defined in Section 407(d)(2) or ERISA.
Section 5.17 Employment Matters.
(a) Section 5.17(a) of the Royale Disclosure Schedules contains a list of all persons who are employees of the Royale Parties as of the date hereof, including any employee who is on
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a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate; (v) commission, bonus or other incentive-based compensation; and (vi) a description of the fringe benefits provided to each such individual as of the date hereof.
(b) Except as set forth in Section 5.17(b) of the Royale Disclosure Schedules, the Royale Parties are not, and have not been for the past three (3) years, a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a Union, and there is not, and has not been for the past three (3) years, any Union representing or purporting to represent any employee of the Royale Parties, and, to each Royale Party’s Knowledge, no Union or group of employees is seeking to organize employees for the purpose of collective bargaining. Except as set forth in Section 5.17(b) of the Royale Disclosure Schedules, to the Knowledge of each Royale Party, there has been no threat of any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting the Royale Parties or any of their employees.
(c) Except as would not reasonably be expected to have a Royale Material Adverse Effect, the Royale Parties are in compliance with all applicable Laws pertaining to employment and employment practices to the extent they relate to employees of the Royale Parties, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance. All individuals characterized and treated by the Royale Parties as independent contractors or consultants are properly treated as independent contractors under all applicable Laws, except as would not reasonably be expected to have a Royale Material Adverse Effect. All employees of the Royale Parties classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified, except as would not reasonably be expected to have a Royale Material Adverse Effect. Except as set forth in Section 5.17(c) of the Royale Disclosure Schedules, there are no Actions against any Royale Party pending, or to each Royale Party’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former applicant, employee, consultant or independent contractor of the Royale Parties, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wage and hours or any other employment-related matter arising under applicable Laws.
Section 5.18 Taxes.  Except as set forth in Section 5.18 of the Royale Disclosure Schedules:
(a) All Tax Returns required to be filed on or before the Closing Date by the Royale Parties have been, or will be, timely filed. All Taxes due and owing by the Royale Parties (whether or not shown on any Tax Return) have been, or will be, timely paid.
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(b) The Royale Parties have withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder or other party, and complied with all information reporting and backup withholding provisions of applicable Law.
(c) No claim has been made by any taxing authority in any jurisdiction where Royale or any of its Subsidiaries do not file Tax Returns that it is, or may be, subject to Tax by that jurisdiction.
(d) No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of Royale or any of its Subsidiaries.
(e) The amount of the Royale’s Liability for unpaid Taxes for all periods ending on or before December 31, 2015, does not, in the aggregate, exceed the amount of accruals for Taxes (excluding any accrual for Taxes with respect to timing differences between financial accounting income and taxable income) reflected on the Royale Financial Statements. The amount of the Royale’s Liability for unpaid Taxes for all periods following the end of the recent period covered by the Royale Financial Statements shall not, in the aggregate, exceed the amount of accruals for Taxes (excluding any accrual for Taxes with respect to timing differences between financial accounting income and taxable income) as adjusted for the passage of time in accordance with the past custom and practice of Royale (and which accruals shall not exceed comparable amounts incurred in similar periods in prior years).
(f) Section 5.18(f) of the Royale Disclosure Schedules sets forth:
(i) the taxable years of  Royale as to which the applicable statutes of limitations on the assessment and collection of Taxes have not expired;
(ii) those years for which examinations by the taxing authorities have been completed; and
(iii) those taxable years for which examinations by taxing authorities are presently being conducted.
(g) All deficiencies asserted, or assessments made, in writing against the Royale Parties as a result of any examinations by any taxing authority have been fully paid or otherwise finally resolved.
(h) The Royale Parties are not a party to any Action by any taxing authority. There are no pending or threatened Actions by any taxing authority.
(i) The Royale Parties have delivered to Matrix copies of all federal, state, local and foreign income, franchise and similar Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by, Royale or any of its Subsidiaries for all Tax periods ending after January 1, 2014.
(j) There are no Encumbrances for Taxes (other than for current Taxes not yet due and payable) upon the assets of the Royale Parties.
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(k) The Royale Parties are not a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement (other than any agreement entered into in the ordinary course of business with incidental tax provisions, such as loan agreements, leases, and hedging contracts).
(l) No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any taxing authority with respect to the Royale Parties.
(m) Royale has not been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes. Royale has no Liability for Taxes of any Person (other than the Royale Parties) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Law), as transferee or successor, by contract or otherwise (other than pursuant to any agreement entered into in the ordinary course of business with incidental tax provisions, such as loan agreements, leases, and hedging contracts).
(n) The Royale Parties will not be required to include any item of income in, or exclude any item or deduction from, taxable income for taxable period or portion thereof ending after the Closing Date as a result of:
(i) any change in a method of accounting under Section 481 of the IRC (or any comparable provision of state, local or foreign Tax Laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date;
(ii) an installment sale or open transaction occurring on or prior to the Closing Date;
(iii) a prepaid amount received on or before the Closing Date;
(iv) any closing agreement under Section 7121 of the IRC, or similar provision of state, local or foreign Law; or
(v) any election under Section 108(i) of the IRC.
(o) Royale has not been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the IRC.
(p) Each Royale Party is not, and has not been, a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the IRC and Treasury Regulations Section 1.6011-4(b).
(q) Within the last three (3) years, Royale has not owned any material assets located outside the United State or conducted a material trade or business outside the United States.
(r) Each Royale Party is not an investment company as defined in Section 351(e)(1) of the IRC.
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(s) Each Royale Party is not under the jurisdiction of a court in a title 11 or similar case within the meaning of Sections 351(e)(2) and 368(a)(3)(A) of the IRC.
(t) None of the Royale Stockholders owning more than 5% of the number of shares of Royale Common Stock outstanding immediately before the Royale Merger is a “foreign person” within the meaning of Treasury Regulation Section 1.1445-2(b).
Section 5.19 Books and Records.  The minute books and stock record books of the Royale Parties, all of which have been made available to Matrix, are complete and correct and have been maintained in accordance with sound business practices. The minute books of the Royale Parties contain accurate and complete records of all meetings, and actions taken by written consent of, the Royale Stockholders, the Royale Board and any committees of the Royale Board, and no meeting, or action taken by written consent, of any such Royale Stockholders, Royale Board or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of the Royale Parties.
Section 5.20 Related Party Transactions.  Section 5.20 of the Royale Disclosure Schedules lists all Contracts between the Royale Parties and any executive officer or director of the Royale Parties or any person owning 5% or more of the Royale Common Stock (or any of such person’s immediate family members or Affiliates of such person) or by which any executive officer or director of a Royale Party or any person owning 5% or more of the Royale Common Stock (or any of such person’s immediate family members or Affiliates) has any interest in any property owned by the Royale Parties.
Section 5.21 Brokers.  Except for any fee which may become due to Northland Capital Markets on completion of the Merger, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Document based upon arrangements made by or on behalf of the Royale Parties.
Section 5.22 Legal Proceedings.  There are no Actions pending or, to the Royale Parties’ Knowledge, threatened against or by any Royale Party or any of their respective Affiliates that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. To the Knowledge of each Royale Party, no event has occurred or circumstances exist that may give rise or serve as a basis for any such Action.
Section 5.23 Registration Statement.  None of the information included or incorporated by reference in the Registration Statement to be filed pursuant to Section 6.03, its letter to the stockholders, notice of meeting, proxy statement and forms of proxy, to be filed with the SEC in connection with the Merger, will, at the date it is first mailed to Royale’s stockholders or at the time of Royale Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Royale Parties with respect to statements made or incorporated by reference therein based on information supplied by Matrix expressly for inclusion or
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incorporation by reference in the Registration Statement. The Registration Statement will comply as to form in all material respects with the requirements of the Exchange Act.
Section 5.24 Opinion of Financial Advisor.  Royale has received the opinion of Northland Capital Markets, dated as of the date of this Agreement, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the terms of the Mergers are fair from a financial point of view to Royale and its shareholders, and such opinion has not been rescinded or revoked.
Section 5.25 No Other Representations or Warranties.  Except for the representations and warranties contained in this ARTICLE V (giving effect to the Royale Disclosure Schedules), neither Royale nor Parent makes any representation or warranty, express or implied on behalf of any Royale Party or any of its affiliates in connection with this Agreement or the transactions contemplated hereby.
ARTICLE VI
Certain Covenants and Agreements of Parent, Royale and the Partners
The Partnership and the Partners further agree with the Parent and Royale, and Royale and Parent further agree with the Partnership and the Partners, that from the date hereof through the Closing Date:
Section 6.01 Conduct of Business Prior to the Closing.  From the date hereof until the Closing, except as otherwise provided in this Agreement or consented to in writing by the parties (which consent shall not be unreasonably withheld or delayed), each of Parent, Royale and their respective Subsidiaries, Matrix, the Partnership and its Subsidiaries, shall (x) conduct their respective businesses in the ordinary course of business consistent with past practice; and (y) use reasonable best efforts to maintain and preserve intact the current organization, business and franchise of each of their respective business organizations and to preserve the rights, franchises, goodwill and relationships of the respective employees, customers, lenders, suppliers, regulators and others having business relationships with such business organizations. Without limiting the foregoing, from the date hereof until the Closing Date, each of Parent, Royale and their respective Subsidiaries, Matrix, the Partnership and its Subsidiaries, shall:
(a) preserve and maintain all of its Permits;
(b) pay its debts, Taxes and other obligations when due;
(c) maintain the properties and assets owned, operated or used by it in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear;
(d) not (i) amend or propose to amend the Partnership Charter Documents, with respect to The Partnership, or the Royale Charter Documents, with respect to Royale, (ii)  split, combine, subdivide or reclassify any their outstanding capital stock, partnership interest or any other securities, (iii) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, or make any other distribution in respect of any securities, except for (A) dividends by a direct or wholly-owned Subsidiary of the applicable Person to its parent, (B) with respect to the Partnership, distributions in the amount necessary for any Tax obligations of the
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Partners, or (iv) repurchase, redeem or otherwise acquire, or modify or amend, any capital stock, partnership interest or any other securities or any rights, warrants or options to acquire any such securities except, with respect to each of the foregoing, the issuance of securities upon the exercise of outstanding options, warrants, rights, or upon the conversion of outstanding securities;
(e) not, nor shall it permit any of its Subsidiaries to (i) redeem, purchase, acquire or offer to purchase or acquire any of its or their capital stock, partnership interest or any other securities or any options, warrants or rights to acquire any of its or their securities or any security convertible into or exchangeable for its or their securities, (ii) make any acquisition of any capital stock, assets or businesses of any other Person other than expenditures for current assets in the ordinary course of business consistent with past practice and expenditures for fixed or capital assets in the ordinary course of business consistent with past practice, (iii) sell, pledge, dispose of or encumber any assets or businesses that are material to the Royale or the Partnership, as applicable, or their respective Subsidiaries, except, with respect to each of the foregoing, (A) sales, leases, rentals and licenses in the ordinary course of business consistent with past practice, (B) pursuant to Contracts that are in force at the date of this Agreement and are disclosed in the Disclosure Schedules, (C) dispositions of obsolete or worthless assets, and (D) the transfer of legal title to direct working interests in oil and gas or mineral properties held by Royale for the benefit of third parties to Royale’s wholly owned Subsidiary, Royale DWI Interests, LLC, or (iv) enter into any Contract with respect to any of the foregoing items (i) through (iii);
(f) not, nor shall it permit any of its Subsidiaries to (i) issue, sell, pledge, grant or dispose of, or agree to issue, sell, pledge, grant or dispose of, any equity awards under any Partnership Benefit Plans, with respect to the Partnership, or Royale Benefit Plans, with respect to Royale, incentive plans, or any additional capital stock, partnership interest or any other securities (except, with respect to Royale, shares issuable to officers and directors as compensation for services pursuant to the agreements described in the registration statement on Form S-8 filed with the SEC by Royale on April 16, 2016), or any options, warrants or rights of any kind to acquire any securities, or of any debt or equity securities convertible into or exchangeable for its capital stock, partnership interest or any other securities, or (ii) incur or assume any indebtedness for borrowed money or guarantee any indebtedness or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Partnership or Royale, respectively, or any of its applicable Subsidiaries; except each of Royale and the Partnership may from time to time, borrow, repay and reborrow under its revolving credit facility, and pledge their properties, issue debt securities and amend, modify, increase, extend, replace or refinance such bank credit facility;
(g) not pay, discharge or satisfy any material claims, material liabilities or material obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction (i) of any such material claims, material liabilities or material obligations in the ordinary course of business consistent with past practice or (ii) of material claims, material liabilities or material obligations reflected or reserved against in, or contemplated by, the Matrix Financial Statements (or the notes thereto) or the Royale Financial Statements (or the notes thereto);
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(h) not enter into, amend, modify or renew any employment, consulting, severance or similar contract with, pay any bonus or grant any material increase in salary, wage or other compensation or any increase in any employee benefit to, any of its directors, officers or employees, except in each such case (i) as may be required by applicable Law, or (ii) to satisfy obligations existing as of the date hereof pursuant to the terms of contracts that are in effect on the date hereof;
(i) except in the ordinary course of business, not materially modify or amend, or terminate any Material Contract, or waive, relinquish, release or terminate any material right or material claim, or enter into any contract that would have been a Material Contract if it had been in existence at the time of the execution of this Agreement;
(j) continue in full force and effect without modification all Insurance Policies, except as required by applicable Law;
(k) defend and protect its properties and assets from infringement or usurpation;
(l) perform all of its obligations under all Contracts relating to or affecting its properties, assets or business;
(m) maintain its books and records in accordance with past practice;
(n) comply in all material respects with all applicable Laws; and
(o) not take or permit any action that would cause any of the changes, events or conditions described in Section 4.08, with respect to Partnership, or described in Section 5.08, with respect to Royale, to occur.
Section 6.02 Access to Information; Confidentiality; No-Shop.
(a) Subject to applicable Law relating to the exchange of information, the parties shall afford to each other and the other’s accountants, counsel, financial advisors, and sources of financing reasonable access during normal business hours with reasonable notice, throughout the period from the date hereof until the Closing, to all of their respective properties, books, contracts and records (including, but not limited to, Tax Returns) and, during such period, shall furnish promptly (i) a copy of each report, schedule and other document filed or received by any of them pursuant to the requirements of federal or state securities Laws or filed by any of them with the SEC in connection with the transactions contemplated by this Agreement, such other information concerning its businesses, properties and personnel as any party shall reasonably request, and will use reasonable efforts to obtain the reasonable cooperation of its officers, employees, counsel, accountants, consultants and financial advisors in connection with the review of such other information by the parties and their respective representatives.
(b) Royale, Matrix and the Partnership shall comply with, and shall cause their respective Representatives to comply with, their respective obligations under the letter of intent dated July 20, 2016, between Royale and Matrix (the “Letter of Intent”) with respect to the treatment of Confidential Information (as defined in the Letter of Intent).  During the Exclusive Period (as defined in the Letter of Intent), the Partnership will comply with its obligations under
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the no-shop provisions of Section 2 thereof, and Royale will comply with its obligations under the no-shop provisions of Section 3 thereof; provided that following public announcement of a proposed Transaction (as defined in the Letter of Intent) involving Royale and the Partnership, the provisions of the Letter of Intent restricting disclosure of the fact that the parties are in discussions regarding a Transaction shall no longer apply.
Section 6.03 Registration Statement; Approval by Royale’s Stockholders.
(a) Royale shall file with the Securities and Exchange Commission (the “SEC”) and any state securities regulatory agency where required a Registration Statement on Form S-4 to register the common stock of Royale to be issued as Exchange Consideration and to provide Proxy Statement/Prospectus to Royale’s stockholders seeking approval of the Merger.  Royale, with the cooperation of the Partnership, shall use its reasonable best efforts to make effective the Registration Statement on Form S-4, and once effective use the Proxy Statement/Prospectus to solicit proxies and conduct a meeting of Royale’s stockholders to obtain the approval of its shareholders for the Merger and the Exchange.
(b) Without limiting the generality of the foregoing, the Partnership and Matrix will furnish Royale the information relating to it required by the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Registration Statement. Royale shall not file the Registration Statement or any amendment or supplement thereto without providing the Partnership a reasonable opportunity to review and comment thereon (which comments shall be reasonably considered by Royale).  Each of the parties shall use reasonable best efforts to cause the Registration Statement and the Proxy Statement/Prospectus to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC.
(c) Each party hereto shall promptly furnish to the other party all information concerning such party and such party’s stockholders or partners, as applicable, that may be required or reasonably requested in connection with any action contemplated by this Section 6.03. Royale shall use its reasonable best efforts to resolve, and each party agrees to consult and cooperate with the other party in resolving, all SEC comments with respect to the Registration Statement as promptly as practicable after receipt thereof and to cause the Registration Statement in definitive form to be cleared by the SEC and mailed to Royale’s stockholders as promptly as reasonably practicable following filing with the SEC. Royale shall as soon as reasonably practicable (i) notify the Partnership of the receipt of any comments from the SEC with respect to the Registration Statement and any request by the SEC for any amendment to the Registration Statement or for additional information and (ii) provide the Partnership with copies of all written correspondence between Royale and its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Registration Statement. Each of the parties shall use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to the stockholders of Royale and the Partners as promptly as practicable after the date on which the Registration Statement is declared effective under the Securities Act.
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(d) Subject to the terms set forth in this Agreement, Royale shall take all action necessary to duly call, give notice of, convene and hold a special meeting of Royale stockholders to consider and vote on this Agreement, the Mergers and related transactions (the “Royale Stockholders Meeting”) as soon as reasonably practicable after the date of this Agreement, and, in connection therewith, Royale shall mail the Proxy Statement/Prospectus to the holders of Royale Common Stock and Royale Preferred Stock, if any, in advance of such meeting. Royale shall use reasonable best efforts to (i) solicit from the holders of Royale Common Stock and the Royale Preferred Stock proxies, in compliance with all applicable laws, in favor of the adoption of this Agreement and approval of the Merger and (ii) take all other actions necessary or advisable to secure the vote or consent of the holders of Royale Common Stock and Royale Preferred Stock, if any, required by applicable Law to obtain such approval. The Proxy Statement/Prospectus shall notify such Stockholders of their dissent and appraisal rights pursuant to Chapter 13 of the CCC and include a copy of Sections 1300, 1302, 1303 and 1304 of the CCC and all such other information as the Partnership shall reasonably request, and shall be sufficient in form and substance to start the thirty (30) day period during which a Stockholder must demand appraisal of such Stockholder’s capital stock as contemplated by Section 1301 of the CCC. All materials submitted to the Stockholders in accordance with this Section 6.03(d) shall be subject to advance review and reasonable approval by Matrix as general partner on behalf of the Partnership.  Royale shall keep the Partnership updated with respect to proxy solicitation results as requested by Matrix.  Notwithstanding anything contained herein to the contrary, Royale shall not be required to hold Royale Stockholders Meeting if this Agreement is terminated before the meeting is held.
Section 6.04 Approval of the Partnership and the Partners.
(a) Subject to the terms set forth in this Agreement, the Partnership and Matrix shall take all action necessary to seek the written consent of the Partners to approve this Agreement and related transactions (the “Requisite Partners’ Consent”) in accordance with the requirements of the Partnership Charter Documents and the CULPA on or before the time of the Royale Stockholders Meeting, and, in connection therewith, the Partnership shall mail the Proxy Statement/Prospectus to the Partners as soon as reasonably practicable after the date of this Agreement. The Partnership shall use reasonable best efforts to (i) solicit consents from the Partners, in compliance with all applicable laws, in favor of the adoption of this Agreement and approval of the Exchange, and (ii) take all other actions necessary or advisable to secure the vote or consent of the holders of the Partners required by applicable Law to obtain such approval. All materials submitted to the Stockholders in accordance with this Section 6.04(a) shall be subject to Royale’s advance review and reasonable approval.  The Partnership and Matrix shall keep Royale updated with respect to the consent solicitation results as requested Royale.  Notwithstanding anything contained herein to the contrary, the Partnership shall not be required to deliver or continue solicitation of consents from the Partners if this Agreement is terminated before the Royale Stockholders Meeting is held.
Section 6.05 Certain Pre-Merger Actions of Royale Parties.
(a) Parent and Royale.  Royale will take all action necessary to cause each of Parent, Royale and each of their Subsidiaries to perform its obligations under this Agreement and to consummate the Exchange on the terms and conditions set forth in this Agreement. Until the
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Closing, Parent will not carry on any business or conduct any operations other than the execution of this Agreement, the Merger Agreement and the performance of its obligations reasonably related to such agreements.
(b) Royale Energy Direct Working Interest Trust.  Prior to the Merger, Royale will cause certain assets and liabilities related to the ownership of direct working interests in oil and gas properties which are held for the benefit of third parties to be transferred to a separate, wholly owned subsidiary of Royale for the benefit of the third party working interest holders.
Section 6.06 Notice of Certain Events.
(a) From the date hereof until the Closing, the Partnership shall promptly notify Royale in writing of:
(i) any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by the Partners hereunder not being true and correct, or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 8.01 or 8.02 to be satisfied;
(ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;
(iii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and
(iv) any Actions commenced or, to Matrix’s Knowledge, threatened against, relating to or involving or otherwise affecting Matrix that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to would have been required to have been disclosed pursuant to Section 4.16 or that relates to the consummation of the transactions contemplated by this Agreement.
(b) From the date hereof until the Closing, Royale shall promptly notify the Partnership in writing of:
(i) any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Royale Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by any of the Royale Parties hereunder not being true and correct, or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 8.01 or 8.03 to be satisfied;
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(ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;
(iii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and
(iv) any Actions commenced or, to the Knowledge of any of the Royale Parties, is threatened against, relating to or involving or otherwise affecting any of the Royale Parties that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 5.13 or that relates to the consummation of the transactions contemplated by this Agreement.
(c) The receipt of information by any Party pursuant to this Section 6.06 shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by any other Party in this Agreement  and shall not be deemed to amend or supplement the Disclosure Schedules.
Section 6.07 Public Announcements.  In connection with the execution and delivery of this Agreement, Royale and Matrix shall issue a joint press release mutually agreed to by Matrix (on behalf of itself, the Partnership and certain other Matrix LPs) and Royale.  Royale, in its discretion, shall be entitled to convene an investor conference call in conjunction with the issuance of such press release.  Except for the press release and such conference call, no party shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to this Agreement, the Mergers, the Ancillary Documents, the Exchanges, or the other transactions contemplated hereby without the prior written consent of the other parties (which consent shall not be unreasonably withheld or delayed), except as may be required by Law, including applicable SEC requirements, applicable fiduciary duties or by any applicable listing agreement with a mutually agreed national securities exchange (in which case such party shall not issue or cause the publication of such press release or other public statement without prior consultation with the other party).
Section 6.08 Governmental Approvals and Consents.
(a) Each party hereto shall, as promptly as possible, (i) make, or cause or be made, all filings and submissions  required under any Law applicable to such party or any of its Affiliates; and (ii) use reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the Ancillary Documents. Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.
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(b) The Partnership and Royale shall use reasonable best efforts to give all notices to, and obtain all consents from, all third parties that are described in Section 4.03 and Section 5.03 of the Disclosure Schedules.
(c) Without limiting the generality of the parties’ undertakings pursuant to subsections (a) and (b) above, each of the parties hereto shall use all reasonable best efforts to:
(i) respond to any inquiries by any Governmental Authority regarding antitrust or other matters with respect to the transactions contemplated by this Agreement or any Ancillary Document;
(ii) avoid the imposition of any order or the taking of any action that would restrain, alter or enjoin the transactions contemplated by this Agreement or any Ancillary Document; and
(iii) in the event any Governmental Order adversely affecting the ability of the parties to consummate the transactions contemplated by this Agreement or any Ancillary Document has been issued, to have such Governmental Order vacated or lifted.
(d) All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either party before any Governmental Authority or the staff or regulators of any Governmental Authority, in connection with the transactions contemplated hereunder (but, for the avoidance of doubt, not including any interactions between Matrix or the Royale Parties and Governmental Authorities in the ordinary course of business, any disclosure which is not permitted by Law or any disclosure containing confidential information) shall be disclosed to the other party hereunder in advance of any filing, submission or attendance, it being the intent that the parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals. Each party shall give notice to the other party with respect to any meeting, discussion, appearance or contact with any Governmental Authority or the staff or regulators of any Governmental Authority, with such notice being sufficient to provide the other party with the opportunity to attend and participate in such meeting, discussion, appearance or contact.
(e) Notwithstanding the foregoing, nothing in this Section 6.08 shall require, or be construed to require, the Partnership or Royale or any of their Affiliates to agree to (i) sell, hold, divest, discontinue or limit, before or after the Closing Date, any assets, businesses or interests of Royale, the Partnership or any of their respective Affiliates; (ii) any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses or interests which, in either case, could reasonably be expected to result in a Partnership Material Adverse Effect or a Royale Material Adverse Effect, or which would materially and adversely impact the economic or business benefits to Parent, Royale, Matrix, the Partnership or their respective stockholders or partners, of the transactions contemplated by this Agreement; or (iii) any material modification or waiver of the terms and conditions of this Agreement.
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Section 6.09 Closing Conditions.  From the date hereof until the Closing, each party hereto shall use reasonable best efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in ARTICLE VIII hereof.
Section 6.10 Subsequent Filings.  Until the earlier of the Closing Date or the termination of this Agreement, Royale will timely file with the SEC each form, report and document required to be filed by Royale under the Exchange Act.  As of their respective dates, none of such reports shall contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The audited consolidated financial statements and unaudited interim financial statements of Royale included in such reports shall be prepared in accordance with United States generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto) and shall present fairly, in all material respects, the financial position of Royale and its consolidated Subsidiaries as at the dates thereof and the results of their operations and changes in financial position for the periods then ended.
Section 6.11 Stockholder Litigation.  Royale shall promptly advise Matrix orally and in writing of any shareholder litigation commenced against Royale and/or its directors relating to this Agreement, the Royale Merger, the Matrix Merger and/or the transactions contemplated by this Agreement or the Ancillary Documents and shall keep the Partnership fully informed regarding any such shareholder litigation. Royale shall give Matrix the opportunity to consult with Royale regarding the defense or settlement of any such shareholder litigation, shall give due consideration the advice of the Partnership with respect to such shareholder litigation.
Section 6.12 Takeover Statutes.  If any “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Law becomes or is deemed to be applicable to Matrix, the Partnership, any of the Royale Parties, this Agreement, the Merger or any transaction contemplated by hereby or thereby, then each of the Partnership and the Royale Parties shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover Law inapplicable to the foregoing.
Section 6.13 Listing on National Securities Exchange.  Royale, Parent and Matrix shall each use their reasonable best efforts to have the Parent Common Stock to be issued in connection with the Exchange and the Merger ( as well as the Parent Common Stock to be issued upon the other LP Exchanges, conversion of the Series B Preferred Stock which is to be issued in connection with the Debt Exchange, and Parent Common Stock to be issued upon exercise of outstanding warrants and options to purchase Royale Common Stock), upon effectiveness of the Royale Merger, listed or approved for listing upon notice of issuance on a national securities exchange.
Section 6.14 Further Assurances.  Each party shall, at any time and from time to time after the date hereof, upon reasonable request by another party and without further consideration, execute and deliver such instruments or other documents and take such further action as may be reasonably required in order to perfect any other undertaking made by the party hereunder, or to
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vest, perfect or confirm of record or otherwise, the equity interests assigned in connection with the Exchange.
Section 6.15 Reserved.
Section 6.16 Certain Tax Matters.
(a) Parent, Royale, Matrix and the Partnership shall each use their reasonable best efforts to cause the Mergers and Exchanges (“Contributions”) to qualify as a tax-deferred capital contribution within the meaning of Section 351 of the I.R.C., and before or after the Closing, none of Parent, Royale, Matrix or the Partnership shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could cause the Contributions to fail to qualify under Section 351 of the I.R.C.
(b) Parent, Royale, Matrix and the Partnership shall comply with the record keeping and information reporting requirements set forth in U.S. Treasury Regulation Section 1.351-3.
(c) Royale and the Partnership shall each use its reasonable best efforts to obtain the Tax opinions set forth in Sections 7.02(g) and 7.03(f).
(d) Officers of Royale and Matrix, as general partner of the Partnership, shall execute and deliver, respectively, to Strasburger & Price, LLP, Tax counsel for Royale, and Porter Hedges LLP, Tax counsel for Matrix, certificates substantially in the form agreed to by the parties and such law firms at such time or times as may reasonably be requested by such law firms, including (i) prior to the time the Registration Statement is declared effective by the SEC, (ii) prior to the Matrix Merger Effective Time and the Royale Merger Effective Time, and (iii) prior to Closing (if not Closing does not occur substantially concurrently with such merger effective times), in connection with such Tax counsel’s respective delivery of opinions pursuant to Sections 7.02(g) and 7.03(f).  Each of Royale and Matrix shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the certificates described in this Section 6.16.
(e) For federal income tax purposes, Parent, Royale, Matrix and the Partnership shall treat:
(i) the Matrix Stockholders as the owners of the Matrix Common Stock surrendered by them in the Matrix Merger through the close of the day on which the Matrix Merger Effective Time occurs;
(ii) the Royale Stockholders as the owners of the Royale Shares surrendered by them in the Royale Merger through the close of the day on which the Royale Merger Effective Time occurs;
(iii) the Matrix LP Holders (including the Partners) as the owners of their respective limited partnership interests in the Matrix LPs surrendered by them in the
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LP Exchanges through the close of the Closing Date for the applicable LP Exchange Agreement;
(iv) the Matrix Operator Holders as the owners of the shares of capital stock of Matrix Operator surrendered by them in the Matrix Operator Stock Exchange through the close of the Closing Date for the Matrix Operator Stock Exchange Agreement;
(v) each Matrix LP as terminating pursuant to Section 708 of the IRC as of the close of the Closing Date for the applicable LP Exchange Agreement, and
(vi) the Matrix Operator as an S corporation through the close of the Closing Date for the Matrix Operator Stock Exchange Agreement (on which date its taxable year shall end ), and as a C corporation eligible to join in filing a consolidated federal income tax return with Parent commencing at the beginning of the day following such Closing Date.
Section 6.17 Matrix Senior Indebtedness.  Parent, Royale, Matrix and the Partnership shall use reasonable best efforts to obtain the consent of the agent and lenders under Matrix’s Term Loan Agreement, dated effective June 15, 2016 (the “Matrix Senior Indebtedness”, among Matrix, Matrix Operator and the Matrix LPs (including the Partnership), as borrowers party thereto, the administrative agent party thereto, and the lenders from time to time party thereto, and any other consent under any related loan and security documents, to the transactions contemplated by this Agreement, and to cause Parent to assume all of the obligations of Matrix and the Partnership under the Matrix Senior Indebtedness and any related loan and security documents.  In the alternative, Parent, Royale, Matrix and the Partnership shall use reasonable best efforts to cause all obligations with respect to the Matrix Senior Indebtedness to be paid in full pursuant to the terms thereof; provided, however, that if the Matrix Senior Indebtedness shall be refinanced under the terms of any form of new senior Indebtedness, then such new senior Indebtedness shall be on terms and conditions reasonably acceptable to Royale, Matrix and the Partnership.
Section 6.18 Consents to Transfer of MI LP Interests.  Each of the Partners who, collectively, are all of the limited and general partners of the Partnership, hereby consents to the sale, assignment and transfer of all of the MI LP Interests pursuant to the terms of this Exchange Agreement and agrees that the Parent, as transferee of all of the MI LP Interests, shall, upon consummation of such assignment, be admitted as a substituted limited partner of the Partnership, with all of the rights and privileges of each limited partner assigning such interest to Parent, and each Partner hereby waives all notice, rights of first offer or first refusal and all other rights whatsoever to deny, object, delay, approve, or take any other action with respect to the assignment of the MI LP Interests pursuant to the terms of this Exchange Agreement or the admission of Parent as a limited partner of the Partnership.  Each Partner further consents and agrees that the sale, assignment and transfer of all of the MI LP Interests pursuant to the terms of this Exchange Agreement shall not cause (and shall be deemed not to cause) the termination or dissolution of the Partnership or to trigger the right of any person to elect the termination or dissolution of the Partnership, and that the Partnership shall continue in full force and effect
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following the Exchange in accordance with terms of its Partnership Charter Documents, with Parent as substituted limited partner and Matrix continuing as general partner of the Partnership.
Section 6.19 Partner Indebtedness and Receivables.  On or prior to Closing the Partners shall cause to be paid in full in cash all accounts payable, notes payable and advances payable by any Partner to the Partnership and the Partnership shall pay in full in cash all accounts payable, notes payable and advances payable by the Partnership to any Partner, except for those subordinated promissory notes issued by Matrix, Matrix Operator and the Matrix LPs (including the Partnership), which are to be exchanged by the holders thereof for shares of the Parent’s Series B Preferred Stock in connection with the Debt Exchange.
Section 6.20 Release to be Effective upon Closing.  Effective upon Closing, and without further action on the part of any party or other person,
(a) each Partner does hereby (i) release, acquit and forever discharge the Partnership from any and all liabilities, obligations, claims, demands, actions or causes of action arising from or relating to any event, occurrence, act, omission or condition occurring or existing on or prior to the Closing Date, including, without limitation, any claim for indemnity or contribution from the Partnership in connection with the obligations or liabilities of the Partners hereunder; (ii) waive all breaches, defaults or violations of any agreement applicable to its MI LP Interest and agree that any and all such agreements are terminated as of the Closing Date, and (iii) waive any and all preemptive or other rights to acquire any partnership interest of the Partnership and release any and all claims arising in connection with any prior default, violation or failure to comply with or satisfy any such preemptive or other rights.
(b) the Partnership does hereby i) release, acquit and forever discharge each Partner from any and all liabilities, obligations, claims, demands, actions or causes of action arising from or relating to any event, occurrence, act, omission or condition occurring or existing on or prior to the Closing Date, including, without limitation, any claim for indemnity or contribution from each Partner in connection with the obligations or liabilities of the Partnership or any obligations or liabilities of the Partners to the Partnership; (ii) waive all breaches, defaults or violations of any agreement applicable to such Partner’s MI LP Interest and agrees that any and all such agreements are terminated as of the Closing Date, and (iii) waive any and all redemption, repurchase rights, rights of first refusal or other rights to acquire any partnership interest of any Partner and releases any and all claims arising in connection with any prior default, violation or failure to comply with or satisfy any such rights.
ARTICLE VII
Tax Matters
Section 7.01 Tax Covenants.
(a) Without the prior written consent of Royale, prior to the Closing, the Partnership, its Representatives and the Partners shall not make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of the Partnership or Parent in respect of any Post-Closing Tax Period.
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(b) Without the prior written consent of the Partnership, prior to the Closing, Royale, its Representatives and the Royale Stockholders shall not make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of Royale or Parent in respect of any Post-Closing Tax Period.
(c) The Royale Parties and the Partnership shall cooperate in the preparation, execution and filing of all Tax Returns or other documents with respect to all transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the Ancillary Documents (including any real property transfer Tax and any other similar Tax) that are required or permitted to be filed on or before the Closing.  Each of the Royale Parties and the Partnership shall pay, without deduction from any amount payable to the Partners or the Royale Stockholders and without reimbursement from the other party, any such Taxes or fees imposed on it which become payable in connection with the Mergers.
Section 7.02 Termination of Existing Tax Sharing Agreements.  Any and all existing Tax sharing agreements (whether written or not) binding upon the Partnership shall be terminated as of the Closing Date. After such date neither the Partnership nor any of its Representatives shall have any further rights or liabilities thereunder.
Section 7.03 Tax Returns.
(a) The Partnership shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed by it that are due on or before the Closing Date (taking into account any extensions), and shall timely pay all Taxes that are due and payable on or before the Closing Date (taking into account any extensions). Any such Tax Return shall be prepared in a manner consistent with past practice (unless otherwise required by Law).
(b) Parent shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed by the Partnership after the Closing Date with respect to a Pre-Closing Tax period and for any Straddle Period. Any such Tax Return shall be prepared in a manner consistent with past practice (unless otherwise required by Law) and, if it is an income or other material Tax Return, shall be submitted by Parent to Partner Representative (together with schedules, statements and, to the extent requested by Partner Representative, supporting documentation) at least 50 days prior to the due date (including extensions) of such Tax Return. If Partner Representative objects to any item on any such Tax Return that relates to a Pre-Closing Tax Period, it shall, within 20 days after delivery of such Tax Return, notify Parent in writing that it so objects, specifying with particularity any such item and stating the specific factual or legal basis for any such objection. If a notice of objection shall be duly delivered, Parent and Partner Representative shall negotiate in good faith and use their reasonable best efforts to resolve such items. If Parent and Partner Representative are unable to reach such agreement within ten days after receipt by Parent of such notice, the disputed items shall be resolved by mutually acceptable nationally recognized accounting firm (the “Independent Accountant”) and any determination by the Independent Accountant shall be final. The Independent Accountant shall resolve any disputed items within 30 days of having the item referred to it
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pursuant to such procedures as it may require. If the Independent Accountant is unable to resolve any disputed items before the due date for such Tax Return, the Tax Return shall be filed as prepared by Parent and then amended to reflect the Independent Accountant’s resolution. The costs, fees and expenses of the Independent Accountant shall be borne by Parent. The preparation and filing of any Tax Return of the Partnership that does not relate to a Pre-Closing Tax period or Straddle Period shall be exclusively within the control of Parent.
(c) For purposes of this ARTICLE VII, Johnny Jordan shall be the “Partner Representative” unless he earlier resigns or retires from such position, at which time a new Partner Representative shall be appointed by the Partners formerly owning a majority of the  Percentage Interest in the Partnership.
(d) None of Parent, Royale, and the Partnership and their respective Affiliates shall file any amended return, carryback claim, or other adjustment request with respect to Royale, the Partnership, the Matrix LPs, the Matrix Operator, or Matrix Pipeline, L.P. for any Pre-Closing Tax period unless such action is required by Law or Governmental Order or unless such action is undertaken pursuant to the written consent of Royale and the Partner Representative, which consent shall not be unreasonably withheld or delayed.
Section 7.04 Straddle Period.  In the case of Taxes that are payable with respect to a taxable period that begins before and ends after the Closing Date (each such period, a “Straddle Period”), the portion of any such Taxes that are treated as Pre-Closing Taxes for purposes of this Agreement shall be:
(a) in the case of Taxes (i) based upon, or related to, income, receipts, profits, wages, capital or net worth, (ii) imposed in connection with the sale, transfer or assignment of property, or (iii) required to be withheld, deemed equal to the amount which would be payable if the taxable year ended with the Closing Date; and
(b) in the case of other Taxes, deemed to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire period.
Section 7.05 Contests.  Parent agrees to give written notice to Partner Representative of the receipt of any written notice by the Partnership, Parent or any of Royale’s Affiliates which involves the assertion of any claim, or the commencement of any Action, with respect to Taxes for a Pre-Closing Tax period (a “Tax Claim”).
Section 7.06 Cooperation and Exchange of Information. The Partner Representative, the Partnership and Parent shall provide each other with such cooperation and information as either of them reasonably may request of the others in filing any Tax Return pursuant to this ARTICLE VII or in connection with any audit or other proceeding in respect of Taxes of the Partnership. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by tax authorities. Each of Partner Representative, the Partnership and Parent shall retain all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the
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Partnership for any taxable period beginning before the Closing Date until the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by any of the other parties in writing of such extensions for the respective Tax periods. Prior to transferring, destroying or discarding any Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Partnership for any taxable period beginning before the Closing Date, Partner Representative, the Partnership or Parent (as the case may be) shall provide the other parties with reasonable written notice and offer the other parties the opportunity to take custody of such materials.
ARTICLE VIII
Conditions to Closing
Section 8.01 Conditions to Obligations of All Parties.
The obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:
(a) This Agreement and the Exchange and shall have been duly adopted and approved by the Requisite Partners’ Consent and the Other Exchanges shall have been duly adopted and approved by the Other Exchange Approvals.
(b) This Agreement, the Royale Merger, the Matrix Merger and the issuance of Parent Common Stock pursuant to (i) the Royale Merger, (ii) the Matrix Merger, (iii) the LP Exchange Agreements, (iv) the Matrix Operator Stock Exchange Agreement, and (v) the Debt Exchange Agreement, shall have been duly adopted and approved by the Requisite Royale Vote, the Requisite Matrix Vote and the Requisite Exchange Approvals in accordance with the CCC, TBOC and the DGCL, as applicable.
(c) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.
(d) the Registration Statement shall be declared effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC and not concluded or withdrawn;
(e) the issuance of the shares of Parent Common Stock to be issued as the Capital Stock Consideration in connection with the Mergers and the Exchanges, and the shares of Parent Common Stock issuable on conversion of the Series B Preferred Stock to be issued in connection with the Debt Exchange Consideration, shall have been appropriately registered under the Securities Act and registered, qualified or qualified for exemption under applicable state securities Laws;
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(f) the Partnership shall have received all consents, authorizations, orders and approvals from the Governmental Authorities referred to in Section 4.03 in form and substance reasonably satisfactory to Royale and Matrix, and no such consent, authorization, order and approval shall have been revoked.
(g) Royale shall have received all consents, authorizations, orders and approvals from the Governmental Authorities referred to in Section 5.03, in each case, in form and substance reasonably satisfactory to Royale and the Partnership, and no such consent, authorization, order and approval shall have been revoked.
(h) All conditions to the Mergers have been satisfied or waived by the parties.
Section 8.02 Conditions to Obligations of Royale and Parent. The obligations of Royale and Parent to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Royale’s waiver, at or prior to the Closing, of each of the following conditions:
(a) Other than the representations and warranties of the Partnership contained in Section 4.01, Section 4.02(a), Section 4.03, Section 4.04, Section 4.05, Section 4.21, Section 4.24 and Section 4.25, the representations and warranties of the Partnership contained in this Agreement, the Partner Related Documents, the Partnership Related Documents and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Partnership Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Partnership Material Adverse Effect, as so qualified) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of the Partnership contained in Section 4.01, Section 4.02(a), Section 4.03, Section 4.04, Section 4.05, Section 4.21, Section 4.24 and Section 4.25,, shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).
(b) The Partnership shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Partnership Documents to be performed or complied with by it prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, the Partnership shall have performed such agreements, covenants and conditions, as so qualified.
(c) No Action shall have been commenced against any of the Royale Parties, the Partnership or Matrix, which would prevent the Closing. No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any transaction contemplated hereby.
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(d) All approvals, consents and waivers that are listed on Section 4.03 of the Partnership Disclosure Schedules shall have been received, and executed counterparts thereof shall have been delivered to Royale at or prior to the Closing.
(e) From the date of this Agreement, there shall not have occurred any Partnership Material Adverse Effect, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Partnership Material Adverse Effect.
(f) The Royale Board shall have received an opinion from Northland Capital Markets to the effect that, as of the date of this Agreement and based upon and subject to the qualifications and assumptions set forth therein, the terms of the Merger are fair, from a financial point of view, to Royale and its shareholders, and such opinion shall not have been rescinded or revoked.
(g) Royale shall have received the opinion of Strasburger & Price, LLP, counsel to Royale, in form and substance reasonably satisfactory to Royale, on the date on which the Registration Statement is filed and on the Closing Date, in each case dated as of such respective date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Matrix, Royale and Parent, all of which are consistent with the state of facts existing as of the date on which the Registration Statement is filed and the Royale Merger Effective Time, as applicable, to the effect that (i) the Royale Merger will qualify for nonrecognition of gain or loss under  Section 351 of the IRC.  In rendering the opinion described in this Section 8.02(g), Strasburger & Price, LLP shall have received and may rely upon the certificates and representations referred to in Section 6.16.
(h) The Partnership shall have delivered each of the closing deliverables set forth in Section 8.04(a).
(i) The lenders and the administrative agent who are party to the Matrix Senior Indebtedness and any related loan and security documents shall have consented to assumption of the Matrix Senior Indebtedness and any related loan and security documents by the Parent or the Matrix Senior Indebtedness and any related loan shall have been refinanced or paid off in accordance with Section 6.17.
(j) Holders of no more than 5.0% of the outstanding shares of Matrix Common Stock as of immediately prior to the Matrix Merger Effective Time, in the aggregate, shall have exercised, or remain entitled to exercise, statutory appraisal rights pursuant to Section 1301 of the CCC with respect to such shares of Matrix Common Stock in connection with the Matrix Merger.
Section 8.03 Conditions to Obligations of Matrix.  The obligations of the Partnership to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or the Partnership’s waiver, at or prior to the Closing, of each of the following conditions:
(a) Other than the representations and warranties of the Royale Parties contained in Section 5.01, Section 5.02(a), Section 5.03, Section 5.04, Section 5.05, Section 5.18, Section
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5.21 and Section 5.22, the representations and warranties of the Royale Parties contained in this Agreement, the Ancillary Documents and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect, as so qualified) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of the Royale Parties contained in Section 5.01, Section 5.02(a), Section 5.03, Section 5.04, Section 5.05, Section 5.18, Section 5.21 and Section 5.22 shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).
(b) The Royale Parties shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Ancillary Documents to be performed or complied with by them prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, the Royale Parties shall have performed such agreements, covenants and conditions, as so qualified, in all respects.
(c) No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any material transaction contemplated hereby.
(d) All approvals, consents and waivers that are listed on Section 5.03 of the Royale Disclosure Schedules shall have been received, and executed counterparts thereof shall have been delivered to Matrix at or prior to the Closing.
(e) From the date of this Agreement, there shall not have occurred any Royale Material Adverse Effect, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Royale Material Adverse Effect.
(f) Matrix shall have received the opinion of Porter Hedges LLP, counsel to Matrix, in form and substance reasonably satisfactory to Matrix, on the date on which the Registration Statement is filed and on the Closing Date, in each case dated as of such respective date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Matrix, Royale and Parent, all of which are consistent with the state of facts existing as of the date on which the Registration Statement is filed and the Matrix Merger Effective Time, as applicable, to the effect that (i) the Matrix Merger and the Exchanges will qualify for nonrecognition of gain or loss under Section 351 of the IRC.  In rendering the opinion described in this Section 8.03(f), Porter Hedges LLP shall have received and may rely upon the certificates and representations referred to in Section 6.16.
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(g) Royale shall have delivered each of the closing deliverables set forth in Section 8.04(b).
(h) Royale shall have an aggregate cash balance in excess of 65% of its deferred drilling obligation immediately prior to the Closing Date.
(i) The lenders and the administrative agent who are party to the Matrix Senior Indebtedness and any related loan and security documents shall have consented to assumption of the Matrix Senior Indebtedness and any related loan and security documents by the Parent or the Matrix Senior Indebtedness and any related loan shall have been paid off in accordance with Section 6.17.
(j) No later than the earlier of (i) the time of the Royale Stockholders Meeting, (ii) the time of the next annual meeting of stockholders of Royale, or (iii) August 2, 2017, a majority of the then-current stockholders of Royale shall have approved the conversion of $1,580,000 aggregate principal amount of the convertible notes of Royale issued on August 2, 2016 (the “Royale Convertible Notes”), representing all of the aggregate principal amount of such Royale Convertible Notes, into Royale Common Stock or Parent Common Stock, as applicable, pursuant to the terms and conditions of the Royale Convertible Notes.
(k) Holders of no more than 5.0% of the outstanding shares of Royale Common Stock as of immediately prior to the Royale Merger Effective Time, in the aggregate, shall have exercised, or remain entitled to exercise, statutory appraisal rights pursuant to Section 1301 of the CCC with respect to such shares of Royale Common Stock in connection with the Royale Merger or any of the Exchanges.
Section 8.04 Closing Deliverables.
(a) At or prior to the Escrow Closing, the Partnership shall deliver to Royale or, if otherwise provided below, to the Escrow Agent, the following, as provided below:
(i) a certificate, dated the Closing Date and signed by a duly authorized officer of the general partner of the Partnership that each of the conditions set forth in Section 8.02(a) and Section 8.02(b) have been satisfied;
(ii) a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the general partner of the Partnership certifying (1) all resolutions adopted by the Matrix Board authorizing the execution, delivery and performance of this Agreement by Matrix, as general partner of the Partnership, and consummation of the transactions contemplated hereby, (2) that each of the Partners has executed and delivered the Requisite Partners’ Consent, that all resolutions of the Matrix Board and all authorizations provided by each Partner in connection with the Requisite Partners’ Consent are in full force and effect without modification or amendment;
(iii) a partnership certificate representing all of the outstanding MI LP Interests and properly executed and completed Letters of Transmittal with respect thereto, in the form attached to Exhibit D (“Letters of Transmittal”), shall be delivered by the Partners to the Escrow Agent.  In addition, the Partners shall execute and deliver to Royale, and shall cause the Partnership to execute and deliver to
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Royale, the documents, certificates, opinions, instruments and agreements required to be executed and delivered by the Partnership or its Partners at the Closing as contemplated hereby or as may be reasonably requested by the Parent and shall deliver or cause to be delivered the documents and evidence required under this Agreement.
(iv) a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the general partner of the Partnership certifying the names and signatures of the officers of the general partner authorized to sign this Agreement, the Partnership Related Documents and the other documents to be delivered hereunder and thereunder;
(v) a good standing certificate (or its equivalent) from the secretary of state or similar Governmental Authority of the jurisdiction under the Laws in which the Partnership is organized;
(vi) the Section 351 Plan;
(vii) certificates of non-foreign status delivered by each Partner of the Partnership under Section 1445 of the IRC; and
(viii) such other documents or instruments as Royale reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.
(b) At the Closing, Royale shall deliver to the Partnership (or such other Person as may be specified herein) the following:
(i) instructions to Royale’s transfer agent to issue and deliver to the Partners the Exchange Consideration to be issued as provided in ARTICLE II;
(ii) instructions to Royale’s transfer agent to issue and deliver to the holders of convertible debt of Matrix the Debt Exchange Consideration;
(iii) evidence that the Matrix Senior Indebtedness shall have been assumed by Parent or paid off as of the Closing Date in accordance with Section 6.17;
(iv) a certificate, dated the Closing Date and signed by a duly authorized officer of each Royale Party, that each of the conditions set forth in Section 8.03(a) and Section 8.03(b) have been satisfied;
(v) a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Royale Parties certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of the Royale Parties authorizing the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby;
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(vi) a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Royale Parties certifying the names and signatures of the officers of the Royale Parties authorized to sign this Agreement, the Ancillary Documents and the other documents to be delivered hereunder and thereunder;
(vii) evidence of the establishment of a new Subsidiary and the transfer of all of the assets related to the DWI Business of Royale (including assets held in trust for its investors);
(viii) the Section 351 Plan;
(ix) employment agreements executed by Parent and each of Jonathan Gregory, Donald Hosmer,  Stephen Hosmer, Johnny Jordan, Joe Paquette and Jay Sheevel, all in a form reasonably acceptable to Royale and Matrix;
(x) certificates or other evidence reasonably satisfactory to the Partnership confirming that none of the Royale Stockholders owning more than 5% of the number of shares of Royale Common Stock outstanding immediately before the Royale Merger is a “foreign person” within the meaning of Treasury Regulation § 1445-2(b); and
(xi) such other documents or instruments as the Partnership reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.
(c) At the Closing, provided that (i) the conditions of this ARTICLE VIII have been fulfilled to the reasonable satisfaction of each Party entitled to satisfaction thereof, and(ii) each of the deliveries required by Section 8.04(a) and Section 8.04(b) have been made in accordance with such requirements, Royale and the Partnership shall provide joint written instructions to the Escrow Agent to release and deliver to Royale or its designee all of the Letters of Transmittal and partnership certificates held in escrow by Escrow Agent pursuant to the Escrow Agreement.
ARTICLE IX
Termination
Section 9.01 Termination.  This Agreement may be terminated at any time prior to the Closing:
(a) by the mutual written consent of the Partnership and Royale;
(b) by Royale by written notice to the Partnership if:
(i) no Royale Party is then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Partnership pursuant to this Agreement that would give rise to the failure of any of the conditions specified in ARTICLE VIII and such breach, inaccuracy or failure has not been cured by the Partnership within 30 days of the Partnership’s receipt of written notice of such breach from Royale; or
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(ii) any of the conditions set forth in Section 8.01 or Section 8.02 shall not have been fulfilled by March 31, 2017  (the “Outside Date”), or if it becomes impossible or extremely unlikely for any such conditions to be fulfilled by the Outside Date, unless such failure shall be due to the failure of the Royale Parties to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;
(c) by the Partnership by written notice to Royale if:
(i) the Partnership is not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by any Royale Party pursuant to this Agreement that would give rise to the failure of any of the conditions specified in ARTICLE VIII and such breach, inaccuracy or failure has not been cured by such Royale Party within 30 days of Royale’s receipt of written notice of such breach from the Partnership; or
(ii) any of the conditions set forth in Section 8.01 or Section 8.03 shall not have been fulfilled by the Outside Date, or if it becomes impossible or extremely unlikely for any such conditions to be fulfilled by the Outside Date, unless such failure shall be due to the failure of the Partnership to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or
(d) by either Royale or the Partnership if:
(i) the Merger has not been consummated on or before the Outside Date; provided, that the right to terminate this agreement pursuant to this subsection shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the failure of the Closing to be consummated on or before the Outside Date.
(ii) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable;
(iii) this Agreement has been submitted to the stockholders of Royale for adoption at a duly convened Royale Stockholders Meeting and the Requisite Royale Vote shall not have been obtained at such meeting (including any adjournment or postponement thereof);
(iv) this Agreement has been submitted to the stockholders of Matrix for adoption at a duly convened Matrix Stockholders Meeting (or as a written consent in lieu of such meeting) and the Requisite Matrix Vote shall not have been obtained at such meeting (including any adjournment or postponement thereof) or by such written consent; or
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(v) this Agreement has been submitted to the Partners of the Partnership for adoption and the Requisite Partners’ Consent shall not have been obtained at such meeting (including any adjournment or postponement thereof) or by a written consent.
Section 9.02 Effect of Termination.  In the event of the termination of this Agreement in accordance with this ARTICLE IX, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and there shall be no liability or further obligation under this Agreement on the part of the Royale Parties or the Partnership, or their respective officers or directors, and all obligations under this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto, except:
(a) Royale and the Partnership shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations with respect to confidential information set forth in the Letter of Intent, which obligations shall survive the termination of this Agreement in accordance with the terms set forth therein;
(b) as set forth in this ARTICLE IX, and ARTICLE X hereof; and
(c) that nothing herein shall relieve any party hereto from liability for fraud, or for any willful breach of any provision hereof.
ARTICLE X
Miscellaneous
Section 10.01 Expenses.  Except as otherwise expressly provided herein, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred; provided, however, Royale and Matrix shall be equally responsible for all filing and other similar fees payable in connection with any filings or submissions under the HSR Act.
Section 10.02 Notices.  All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):
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If to the Partnership:	Matrix Oil Management Corporation
104 W. Anapamu Street, Suite C
Santa Barbara, CA 93101
E-mail: jjordan@matrixoil.com
Attention: Johnny Jordan, Executive Vice President

with a copy to:	Porter Hedges LLP
1000 Main Street, 36th Floor
Houston, Texas 77002
E-mail: edelpozo@porterhedges.com
Attention: Ephraim del Pozo

If to Royale or Merger Sub:	Royale Energy, Inc.
1870 Cordell Court, Suite 210
El Cajon, California 92020
Email: Jonathan@royl.com
Attention: Jonathan Gregory, Chief Executive Officer

with a copy to:	Strasburger & Price, LLP
720 Brazos Street, Suite 700
Austin, Texas 78701
Email: lee.polson@strasburger.com
Attention: Lee Polson

Section 10.03 Interpretation.  For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Disclosure Schedules and Exhibits mean the Articles and Sections of, and Disclosure Schedules and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.
Section 10.04 Headings.  The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.
Section 10.05 Severability.  If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.
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Section 10.06 Entire Agreement.  This Agreement and the Ancillary Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the Ancillary Documents, the Exhibits and Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.
Section 10.07 Successors and Assigns.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.
Section 10.08 Amendment and Modification; Waiver.  This Agreement may only be amended, modified or supplemented by an agreement in writing signed by Royale, Parent and the Partners at any time prior to the Matrix Merger Effective Time and the Royale Merger Effective Time; provided, however, that after each of the Requisite Matrix Vote and the Requisite Royale Vote is obtained, there shall be no amendment or waiver that, pursuant to applicable Law, requires further approval of the Stockholders, without the receipt of such further approvals. Any failure of any Royale Party, on the one hand, or the Partners, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by the Partners (with respect to any failure by any Royale Party) or by the Royale Parties (with respect to any failure by the Partners), respectively, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
Section 10.09 Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.
(a) This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).
(b) ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF CALIFORNIA IN EACH CASE LOCATED IN THE CITY OF SAN DIEGO AND COUNTY OF SAN DIEGO, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE
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SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.
(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE ANCILLARY DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10(c).
Section 10.10 Specific Performance.  The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.
Section 10.11 Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

76

IN WITNESS WHEREOF, this Agreement and Plan of Exchange has been duly executed and delivered effective as of the date first hereinabove written.
PARENT:

 Royale Energy Holdings, Inc.

By_____________________
Name:
Title:

ROYALE:

Royale Energy, Inc.

By__________________________________
Name:
Title:

PARTNERSHIP:

Matrix Investments L.P.
By: Matrix Oil Management Corporation

By:_________________________________
Name:
Title:

GENERAL PARTNER:
Matrix Oil Management Corporation

By:___________________________________
Name:________________________________
Title: ________________________________

77

LIMITED PARTNERS:

 Jordan Enterprises Limited Partnership

 By:___________________________________
Name:________________________________
Title: ________________________________

Meeteetse Limited Partnership

By:___________________________________
Name:________________________________
Title: ________________________________

PEM Resources Limited Partnership

By:___________________________________
Name:________________________________
Title: ________________________________

Loren Enterprises, L.P.

By:___________________________________
Name:________________________________
Title: ________________________________

GROVES INVESTMENTS, LP

By:___________________________________
Name:________________________________
Title: ________________________________

JRS ENERGY INVESTMENTS, LLC

By:___________________________________
Name:________________________________
Title: ________________________________

Oakview Investments LP

By:___________________________________
Name:________________________________
Title: ________________________________
78

Exhibit A

LIST OF PARTNERS

Name	Percentage Interest
Jordan Enterprises Limited Partnership	30.86%
Meeteetse Limited Partnership	30.86%
PEM Resources Limited Partnership	17.06%
Loren Enterprises, L.P.	5.20%
GROVES INVESTMENTS, LP	5.00%
JRS ENERGY INVESTMENTS, LLC	5.00%
Oakview Investments LP	5.00%
Matrix Oil Management Corporation[1]	1.02%
Total:	100%

1 General Partner
79

Exhibit B

EXCHANGE CONSIDERATION

[Exchange Consideration: Number of shares of Parent Common Stock = Number of Royale shares outstanding on Merger Effective Date x Matrix Group Allocation of Matrix Investments L.P.] [To be completed when Agreement is executed.]

80

Exhibit C

ESCROW AGREEMENT

[To be prepared when Agreement is executed.]
81

Exhibit D

LETTER OF TRANSMITTAL
[To be prepared when Agreement is executed.]

82

Exhibit E

SECTION 351 PLAN OF MERGER AND EXCHANGE

(See attached.)

83

EXHIBIT 10.4

AGREEMENT AND PLAN OF EXCHANGE
BY AND AMONG
ROYALE ENERGY HOLDINGS, INC.
AND
THE PARTNERS OF
OF
MATRIX LAS CIENEGAS LIMITED PARTNERSHIP

[                              ]

Section 10.08	Amendment and Modification; Waiver	75
Section 10.09	Governing Law; Submission to Jurisdiction; Waiver of Jury Trial	75
Section 10.10	Specific Performance	76
Section 10.11	Counterparts	76

Exhibits

Exhibit A List of Partners
Exhibit B Exchange Consideration
Exhibit C Escrow Agreement
Exhibit D Letter of Transmittal from Partners
Exhibit E Form of Section 351 Plan of Merger and Exchange

AGREEMENT AND PLAN OF EXCHANGE
This AGREEMENT AND PLAN OF EXCHANGE (this “Agreement”) made effective as of [                              ], by and among ROYALE ENERGY, INC., a California corporation (“Royale”), ROYALE ENERGY HOLDINGS, INC., a Delaware corporation (the “Parent”), and EACH OF THE UNDERSIGNED PERSONS (the “Partners”), who, collectively, are all of the limited and general partners of MATRIX LAS CIENEGAS LIMITED PARTNERSHIP, a California limited partnership (the “Partnership”).  Defined terms used herein have the respective meanings set forth in ARTICLE I.
WHEREAS, Parent and the Partners desire to provide for the transfer by the Partners to Parent of the outstanding limited partnership interest of the Partnership in exchange for common stock of Parent (the “Exchange”), with Matrix Oil Management Corporation, a California corporation sole general partner of the Partnership (“Matrix”), remaining as the sole general partner of the Partnership following the Exchange;
WHEREAS, the Exchange is one of several related transactions involving the assignment of partnership interests of the Partnership to Parent in exchange for common stock of Parent (“Parent Common Stock”) as part of an overall plan to capitalize Parent; and for federal income tax purposes, it is intended that this Exchange and the other related exchange transactions with Parent shall qualify as exchanges under the provisions of Section 351 of the IRC;
WHEREAS, the parties to the Exchange desire to conclude the Exchange concurrently with and conditioned upon successful completion of certain other exchange transactions as well as successful completion of the merger of Matrix Merger Sub, Inc., a California corporation and a direct, wholly-owned Subsidiary of Parent (“Matrix Merger Sub”), with and into Matrix, with Matrix as the surviving corporation and a wholly-owned subsidiary of Parent (the “Matrix Merger”).
NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements herein contained, and intending to be legally bound hereby, the parties agree as follows:
ARTICLE I
Definitions
The following terms have the meanings specified or referred to in this ARTICLE I:
“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.
“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
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“Agreement” has the meaning set forth in the preamble.
“Ancillary Documents” means:
A.
The Debt Exchange Agreement with the holders of approximately $20,124,000.00 in aggregate principal amount of subordinated promissory notes issued by Matrix, Matrix Operator and the Matrix LPs in substantially the form attached as Exhibit A to the Merger Agreement;

B.	The Certificate of Designation of Series B Preferred Stock in substantially the form attached as Exhibit B to the Merger Agreement;
C.
The LP Exchange Agreement with the holders of all limited partnership interests of Matrix Investments L.P., a California limited partnership in substantially the form attached as Exhibit C to the Merger Agreement (the “Matrix Investments LP Exchange Agreement”);

D.	This Agreement;
E.
The LP Exchange Agreement with the holders of all limited partnership interests of Matrix Permian Investments, LP, a Texas limited partnership in substantially the form attached as Exhibit E to the Merger Agreement (the “Matrix Permian LP Exchange Agreement”);

F.
The Matrix Operator Stock Exchange Agreement with the holders of all outstanding common stock of Matrix Oil Corporation, a California corporation in substantially the form attached as Exhibit F to the Merger Agreement (the “Matrix Operator Stock Exchange Agreement”);

G.	Employment Agreements between Parent and Jonathan Gregory, Donald Hosmer, Stephen Hosmer, Johnny Jordan, Joe Paquette and Jay Sheevel, all in a form reasonably acceptable to Royale and Matrix; and
H.	The Section 351 Plan in substantially the form attached hereto as Exhibit E.
“Applicable Effective Time” has the meaning set forth in Section 2.05.
“Audited Financial Statements” has the meaning set forth in Section 4.06.
“Balance Sheet” has the meaning set forth in Section 4.06.
“Balance Sheet Date” has the meaning set forth in Section 4.06.
“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in California are authorized or required by Law to be closed for business.
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“Capital Stock Consideration” means, collectively, the shares of Parent Common Stock to be issued as the Royale Merger Consideration, the Matrix Merger Consideration, the Exchange Consideration, the other Matrix LP Exchange Consideration and the Matrix Operator Stock Exchange Consideration and the shares of the Series B Preferred Stock to be issued in connection with the Debt Exchange Consideration.
 “CCC” means the California Corporations Code.
“Closing” has the meaning set forth in Section 3.03.
“Closing Date” has the meaning set forth in Section 3.03.
 “Contracts” means all contracts, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether written or oral.
“Contributions” has the meaning set forth in Section 6.16.
“CULPA” means the California Uniform Limited Partnership Act of 2008, as amended from time to time.
“Debt Exchange” means the exchange of approximately $20,124,000.00 aggregate principal amount of subordinated promissory notes issued by Matrix, Matrix Operator and the Matrix LPs by the holders thereof for shares of the Parent’s Series B Preferred Stock pursuant to terms of certain definitive exchange agreements providing for execution of such exchange concurrently with consummation of the Mergers.
“Debt Exchange Consideration” means each $10.00 of principal amount of subordinated promissory notes outstanding immediately prior to the Matrix Merger Effective Time shall be exchanged for one validly issued, fully paid and nonassessable share of Series B Preferred Stock of Parent.
“DGCL” means the Delaware General Corporation Law, as amended from time to time.
“Disclosure Schedules” means the Disclosure Schedules delivered by Matrix and Royale concurrently with the execution and delivery of this Agreement.
“DWI Business” means the business of Royale in connection with the sale of working interests by Royale in certain Royale Interests in order to finance the drilling and development costs of such Royale Interests.
“Employee Benefit Plan” is defined in Section 4.19(j)(i).
“Employee Pension Benefit Plan” is defined in Section 4.19(j)(i).
“Employee Welfare Benefit Plan” is defined in Section 4.19(j)(i).
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“Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.
“Environmental Law” means any applicable Law, and any Governmental Order or binding agreement with any Governmental Authority: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.
“ERISA Affiliate” means, with respect to a Person, all employers (whether or not incorporated) that would be treated together with such Person or any of its Affiliates as a “single employer” within the meaning of Section 414 of the IRC.
“Escrow Agent” has the meaning set forth in Section 3.01.
“Escrow Closing” has the meaning set forth in Section 3.01.
“Exchange” has the meaning set forth in first recital of this Agreement.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Consideration” has the meaning set forth in Section 2.02.
 “Exchanges” means the Exchange and the Other Exchanges. The Exchanges are related transactions involving the assignment of property to Parent in exchange for common or preferred stock of Parent as part of an overall plan to capitalize Parent, and for federal income tax purposes, it is intended that the Mergers and the Exchanges shall qualify as exchanges under the provisions of Section 351 of the IRC.
“Financial Statements” has the meaning set forth in Section 4.06.
4

“GAAP” means has the meaning set forth in Section 5.06.
“Governing Documents” means, with respect to any business entity, all documents by which such entity established its legal existence, was authorized to conduct business in its jurisdiction of organization or which govern its internal affairs, including, without limitation, its articles of incorporation, articles of organization, limited partnership agreement, operating agreement, limited liability company agreement, bylaws and any other governing document, as applicable, of such entity.
“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.
“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.
“Hazardous Materials” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Hydrocarbons” means oil, natural gas, condensate, liquefied natural gas, NGL and other liquids or gaseous hydrocarbons or other substances (including minerals) produced or associated therewith, combinations or constituents thereof and extractions therefrom.
“Indebtedness” means, with respect to a Person and without duplication, all (a) indebtedness for borrowed money; (b) obligations for the deferred purchase price of property or services, (c) long or short-term obligations evidenced by notes, bonds, debentures or other similar instruments; (d) obligations under any interest rate, currency swap or other hedging agreement or arrangement; (e) capital lease obligations; (f) reimbursement obligations under any letter of credit, banker’s acceptance or similar credit transactions; (g) guarantees made by such Person on behalf of any third party in respect of obligations of the kind referred to in the foregoing clauses (a) through (f); and (h) any unpaid interest, prepayment penalties, premiums, costs and fees that would arise or become due as a result of the prepayment of any of the obligations referred to in the foregoing clauses (a) through (g).
“Independent Accountant” has the meaning set forth in Section 7.03.
 “Intellectual Property” means all intellectual property and all rights, interests and protections that are associated with, similar to, or required for the exercise of, any of the foregoing, however arising, pursuant to the Laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all: (a) trademarks, service marks, trade names, brand names, logos, trade dress, design rights and other similar designations of source, sponsorship, association or origin, together with the goodwill connected with the use of and symbolized by, and all registrations,
5

applications and renewals for, any of the foregoing; (b) internet domain names, whether or not trademarks, registered in any top-level domain by any authorized private registrar or Governmental Authority, web addresses, web pages, websites and related content, accounts with Twitter, Facebook and other social media companies and the content found thereon and related thereto, and URLs; (c) works of authorship, expressions, designs and design registrations, whether or not copyrightable, including copyrights, author, performer, moral and neighboring rights, and all registrations, applications for registration and renewals of such copyrights; (d) inventions, discoveries, trade secrets, business and technical information and know-how, databases, data collections and other confidential and proprietary information and all rights therein; (e) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models); and (f) software and firmware, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other related specifications and documentation.
“Interim Balance Sheet” has the meaning set forth in Section 4.06.
“Interim Balance Sheet Date” has the meaning set forth in Section 4.06.
“Interim Financial Statements” has the meaning set forth in Section 4.06.
“IRC” means the U.S. Internal Revenue Code of 1986, as amended.
“Knowledge” means, (i) when used with respect to Matrix, the actual or constructive knowledge of any director or executive officer of Matrix, after reasonable inquiry with any Person directly reporting to any such director or executive officer, (ii) when used with respect to Royale, the actual or constructive knowledge of any director or executive officer of Royale, after reasonable inquiry with any Person directly reporting to any such director or executive officer and (iii) when used with respect to the Partnership, the actual or constructive knowledge of any director or executive officer of the General Partner, after reasonable inquiry with any Person directly reporting to any such director or executive officer.
“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.
“Letter of Intent” has the meaning set forth in Section 6.02(b).
“Letter of Transmittal” has the meaning set forth in Section 8.04
“Liabilities” has the meaning set forth in Section 4.07.
“LP Exchange” means the exchange of all limited partnership interests in the respective Matrix LPs for shares of common stock of Parent concurrently with the consummation of the Matrix Merger.
6

“LP Exchange Agreement” means the applicable agreement and plan of exchange concerning the exchange of all limited partnership interests of the specified Matrix LP for shares of common stock of Parent concurrently with the consummation of the Matrix Merger.
“Material Contract” means, with respect to a Person, any of the following:
A.	Any Contract that requires future expenditures by such Person in excess of $100,000 in any twelve (12) month period, or that provide for payments to such Person in excess of $100,000;
B.
Each Contract for Leased Real Property and each Contract or other right pursuant to which such Person uses or possesses any Personal Property (other than Personal Property owned by such Person), in each case that provide for aggregate payments by or to such Person in excess of $100,000 during any twelve (12) month period, provided that any such Contracts related to the Matrix Interests (with respect to Matrix) or the Royale Interests (with respect to Royale) need not be listed on the applicable Disclosure Schedule;

C.
Each Contract pursuant to which such Person licenses or uses any Intellectual Property (other than standard licenses for non-custom, commercially available off-the-shelf software, for which the annual amounts owed by such Person do not exceed $5,000 individually), in each case that provide for aggregate payments by such Person in excess of $100,000 during any twelve (12) month period;

D.
Any Contract relating to Indebtedness for borrowed money, any outstanding reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person or granting a lien on any of such Person’s assets to any Person, in each case in excess of $100,000, other than (i) accounts receivable and payable, and (ii) loans to direct or indirect wholly owned Subsidiaries of such Person;

E.
Any Contract creating or guaranteeing any surety bond in favor of such Person or supporting any of its Contracts or customers, together with a list of each such outstanding surety bond and the amount thereof, in each case in excess of $100,000;

F.
Any Contract with any 5% stockholder, director or executive officer of such Person, or any member of his or her immediate family, or any Affiliate of any of such Persons, including any Contract providing for the furnishing of services by, rental of real or personal property from or otherwise requiring payments to or for the benefit of any such Person;

7

G.
Any Contract containing any covenant (x) materially limiting the right of such Person to engage in any line of business, make use of any Intellectual Property or compete with any Person in any line of business; (y) granting any exclusive distribution or supply rights; or (z) otherwise restricting, in any material respect, such Person from freely engaging in the business of selling, distributing or manufacturing any products or services;

H.
Any Contract granting an option or first refusal, first offer or similar preferential right to purchase or acquire any of such Person’s assets to any other Person (other than the purchase of inventory pursuant to customer contracts entered into in the ordinary course of business consistent with past practice), in each case that provide for aggregate payments by or to such Person in excess of $100,000 during any twelve (12) month period;

I.
Any Contract pursuant to which payments are required or acceleration of benefits is required upon a change of control of such Person or similar event, in each case that provide for aggregate payments by or to such Person in excess of $100,000 during any twelve (12) month period;

J.
Any Contract that is material to such Person or any of its assets and that requires the consent or waiver of a third party prior to such Person consummating the transactions contemplated hereby, in each case that provide for aggregate payments by or to such Person in excess of $100,000 during any twelve (12) month period; or

K.	Any Contract that constitutes a partnership or joint venture agreement (excluding any tax partnership).
“Matrix” has the meaning set forth in the first recital.
“Matrix Board” means the board of directors of Matrix.
“Matrix Common Stock” means the common stock, no par value per share, of Matrix, including all shares common stock into which outstanding shares of Matrix’s preferred stock are convertible and which are issuable upon exercise outstanding warrants and options to purchase Matrix’s common stock.
“Matrix Consolidated Entities” has the meaning set forth in Section 4.06.
“Matrix Disclosure Schedules” means the Disclosure Schedules submitted by or on behalf of the Partners regarding Matrix and the other Matrix Consolidated Entities (if applicable) in connection with this Agreement.
“Matrix Interests” means, with respect to Matrix and its Subsidiaries and the Matrix LPs (a) direct and indirect interests in and rights with respect to Hydrocarbons and related properties and assets of any kind and nature, direct or indirect, including working and leasehold interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, and other non-working interests and non-operating interests in the oil, gas and mineral fee or leasehold estate; (b) all  rights with respect to Hydrocarbons or revenues therefrom; (c) all
8

Contracts in connection therewith and the leasehold estates created thereby and the lands covered by the Contracts relating to the Hydrocarbons or included in units with which such Contracts may have been pooled or united; (d) surface interests, fee interests, reversionary interests, reservations and concessions; (e) all easements, surface use agreements, rights of way, licenses and permits, in each case, in connection with leases, the drilling of wells or the processing, storage, disposition, transportation or sale of Hydrocarbons, (f) all interests in machinery, equipment (including wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment) pumps, water plants, electric plants, gasoline and gas platforms, processing plans, compressor stations, separation plants, refineries, testing and monitoring equipment, in each case, in connection with any leases, the drilling of wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, and (g) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.
“Matrix Investments LP Exchange Agreement” has the meaning set forth in the definition of “Ancillary Documents”.
“Matrix LP Exchange Consideration” means the aggregate number of shares of Parent Common Stock the Matrix LP Holders will receive pursuant to the LP Exchange Agreements.
“Matrix LP Holders” means the holders of all limited partnership interests of the Matrix LPs.
“Matrix LPs” means, collectively, Matrix Investments L.P., a California limited partnership, Matrix Las Cienegas Limited Partnership, a California limited partnership, and Matrix Permian Investments, LP, a Texas limited partnership.
“Matrix Merger” has the meaning set forth in the recitals.
“Matrix Merger Consideration” means the number of shares of Parent Common Stock into which Matrix common stock converts in connection with the Matrix Merger determined in accordance with the Merger Agreement.
“Matrix Merger Effective Time” means the time the Matrix Merger shall become effective as such certificates of merger have been duly filed with the Secretary of State of the State of California and the Secretary of State of the State of Delaware, respectively, or at such later date or time as may be agreed by Matrix and Royale in writing and specified in the respective certificates of merger in accordance with the requirements of the CCC and DGCL.
“Matrix Merger Sub” has the meaning set forth in the recitals.
“Matrix Merger Sub Shares” has the meaning set forth in Section 5.04(d).
“Matrix Operator” means Matrix Oil Corporation, a California corporation.
9

“Matrix Operator Holders” means the holders of all outstanding shares of capital stock of Matrix Operator.
“Matrix Operator Stock Exchange Agreement” has the meaning set forth in the definition of “Ancillary Documents”.
“Matrix Operator Stock Exchange Consideration” means the aggregate number of shares of Parent Common Stock the Matrix Operator Holders will receive pursuant to the Matrix Operator Stock Exchange Agreement.
“Matrix Permian LP Exchange Agreement” has the meaning set forth in the definition of “Ancillary Documents”.
“Matrix Pipeline” has the meaning set forth in Section 4.06.
“Matrix Royalty” has the meaning set forth in Section 4.06.
“Matrix Senior Indebtedness” has the meaning set forth in Section 6.17.
“Matrix Shares” means shares of capital stock of Matrix Oil Management Corporation, a California corporation.
“Matrix Stockholder” means a holder of Matrix Common Stock.
“Mergers” means, collectively, the Matrix Merger and the Royale Merger.
“Merger Agreement” means the Agreement and Plan of Merger dated as of [______], 2016, among the Royale Parties and Matrix.
“MI LP Interests” has the meaning set forth in Section 2.01.
“Other Exchanges” means (i) the exchange of Parent Common Stock for (A) all limited partnership interests of Matrix Investments L.P. pursuant to the Matrix Investments LP Exchange Agreement, (B) all limited partnership interests of Matrix Permian Investments, LP pursuant to the Matrix Permian LP Exchange Agreement, (C) all capital stock of Matrix Operator pursuant to the Matrix Operator Stock Exchange Agreement, and (ii) the exchange of all Series B Preferred Stock for all subordinated notes of Matrix, Matrix Operator and the Matrix LPs. The Other Exchanges are all of the Exchanges other than the Exchange (which concerns Parent and Matrix Las Cienegas Limited Partnership, a California limited partnership).
“Other Exchange Approvals” means the Requisite Exchange Approvals other than those required for the Exchange.
“Outside Date” has the meaning set forth in Section 9.01.
“Parent” has the meaning set forth in the preamble.
“Parent Common Stock” has the meaning set forth in the recitals.
10

“Parent Shares” means shares of capital stock of Royale Energy Holdings, Inc., a Delaware corporation.
“Parent Stockholder” means a holder of Parent Common Stock or Series B Preferred Stock.
“Partner Related Document” has the meaning set forth in Section 4.02.
“Partner Representative” has the meaning set forth in Section 7.03.
“Partners” has the meaning set forth in the preamble.
“Partnership” has the meaning set forth in the preamble.
“Partnership Benefit Plans” has the meaning set forth in Section 4.18.
“Partnership Insurance Policies” has the meaning set forth in Section 4.14.
“Partnership Charter Documents” means the documents by which the Partnership and its respective subsidiaries established their legal existence, were authorized to conduct business in their jurisdiction of organization or which govern their internal affairs, including, without limitation, any articles of incorporation, articles of association, operating agreement, partnership agreement, bylaws or similar documents.
“Partnership Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations, prospects, condition (financial or otherwise), or assets of the Partnership and its Subsidiaries, taken as a whole, or (ii) the ability of the Partners or the Partnership  to consummate the transactions contemplated hereby on a timely basis; provided, however, that, for the purposes of clause (i), a Partnership Material Adverse Effect shall not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to or resulting from: (a) changes generally affecting the economy, financial or securities markets; (b) the announcement of the transactions contemplated by this Agreement; (c) any outbreak or escalation of war or any act of terrorism; or (d) general conditions in the industry in which the Partnership and its Subsidiaries operate; provided further, however, that any event, change and effect referred to in clauses (a), (c) or (d) immediately above shall be taken into account in determining whether a Partnership Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change or effect has a disproportionate effect on the Partnership and its Subsidiaries, taken as a whole, compared to other participants in the industries in which the Partnership and its Subsidiaries conduct their businesses.
“Partnership Related Documents” has the meaning set forth in Section 4.02.
“Percentage Interest” means, at any time, the percentage of the aggregate MI LP Interests held by any holder as determined by the Partnership in accordance with the Partnership Charter Documents.
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“Permitted Liens” means (a) statutory liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (b) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (c) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property, (d) covenants, conditions, restrictions, easements and other similar non-monetary matters of record affecting title to such Person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, (e) any right of way or easement related to public roads and highways, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, (f) liens securing capital lease obligations, equipment leases or other purchase money Indebtedness, provided that the obligations secured by such lien are secured only by the property leased or purchased under such capital lease, equipment lease or purchase money Indebtedness and such obligations are not increased in amount, (g) liens to operators and non-operators under joint operating agreements, unitization and pooling agreements arising in the ordinary course of the business to secure amounts owing, which amounts are not yet due or are being contested in good faith by appropriate proceedings, provided that such reserve as may be required by GAAP shall have been made therefor and that, despite the existence of such reserves, to the extent that any such liens relate to the Matrix Interests, with respect to Matrix, or the Royale Interests, with respect to Royale, such liens would not be reasonably be expected to materially impair the use of, or proceeds derived from, such Matrix Interests or Royale Interests, as applicable, (h) Production Burdens, and (i) liens arising under workers’ compensation, unemployment insurance, social security, retirement and similar legislation.
“Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Authorities.
“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.
“Pre-Closing Taxes” means Taxes of Matrix for any pre-closing Tax period.
“Production Burden” means all royalty interests, overriding royalty interests, production payments, net profit interests or other similar interests that constitute a burden on, and are measure by or are payable out of, the production of Hydrocarbons or the proceeds realized from the sale or other disposition thereof.
“Property Interests” means, with respect to Matrix and its Subsidiaries and the Matrix LPs (a) direct and indirect interests in and rights with respect to Hydrocarbons and related properties and assets of any kind and nature, direct or indirect, including working and leasehold interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, and other non-working interests and non-operating interests in the oil, gas and mineral fee or leasehold estate; (b) all  rights with respect to Hydrocarbons or revenues therefrom; (c) all
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Contracts in connection therewith and the leasehold estates created thereby and the lands covered by the Contracts relating to the Hydrocarbons or included in units with which such Contracts may have been pooled or united; (d) surface interests, fee interests, reversionary interests, reservations and concessions; (e) all easements, surface use agreements, rights of way, licenses and permits, in each case, in connection with leases, the drilling of wells or the processing, storage, disposition, transportation or sale of Hydrocarbons, (f) all interests in machinery, equipment (including wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment) pumps, water plants, electric plants, gasoline and gas platforms, processing plans, compressor stations, separation plants, refineries, testing and monitoring equipment, in each case, in connection with any leases, the drilling of wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, and (g) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.
“Proxy Statement/Prospectus” means the filing with the SEC of Royale’s proxy statement relating to a special meeting of the Royale shareholders to consider and vote on this Agreement and the transactions contemplated in the Merger Agreement.
“Registration Statement” means a registration statement on Form S-4 under the Securities Act filed by Royale on behalf of Parent, with respect to the transactions contemplated in the Merger Agreement.
“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.
“Requisite Exchange Approvals” mean, in the case of consummation of the Merger, receipt of the Requisite Matrix Vote, and with respect to the Exchanges, all consents, approvals or waivers required from the Matrix LP Holders, Matrix Operator Holders, the respective general partners of each Matrix LP and the holders of subordinated notes of Matrix, Matrix Operator and the Matrix LPs, to consummate each of the respective Exchanges.
“Requisite Matrix Vote” has the meaning set forth in Section 4.02(a).
“Requisite Partners’ Consent” has the meaning set forth in Section 6.04.
“Requisite Royale Vote” has the meaning set forth in Section 5.02(a).
“Right of Way” is defined in Section 4.10.
“Royale” has the meaning set forth in the preamble.
“Royale Benefit Plans” has the meaning set forth in Section 5.16.
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“Royale Charter Documents” means the Governing Documents of each of the Royale Parties, respectively.
“Royale Common Stock” means the common stock, no par value per share, of Royale, including all shares of common stock into which outstanding shares of Royale’s preferred stock are convertible and which are issuable upon exercise outstanding warrants and options to purchase Royale’s common stock.
“Royale Convertible Notes” has the meaning set forth in Section 8.03.
“Royale Disclosure Schedules” means the Disclosure Schedules submitted by or on behalf of the Royale and Parent regarding the Royale Parties in connection with this Agreement.
“Royale Financial Statements” has the meaning set forth in Section 5.06.
“Royale Insurance Policies” has the meaning set forth in Section 5.12.
“Royale Intellectual Property” means all Intellectual Property that is owned or held for use by Royale.
“Royale Interests” means, with respect to Royale and its Subsidiaries (a) direct and indirect interests in and rights with respect to Hydrocarbons and related properties and assets of any kind and nature, direct or indirect, including working and leasehold interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, and other non-working interests and non-operating interests in the oil, gas and mineral fee or leasehold estate; (b) all rights with respect to Hydrocarbons or revenues therefrom; (c) all Contracts in connection therewith and the leasehold estates created thereby and the lands covered by the Contracts relating to the Hydrocarbons or included in units with which such Contracts may have been pooled or united; (d) surface interests, fee interests, reversionary interests, reservations and concessions; (e) all easements, surface use agreements, rights of way, licenses and permits, in each case, in connection with leases, the drilling of wells or the processing, storage, disposition, transportation or sale of Hydrocarbons, (f) all interests in machinery, equipment (including wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment) pumps, water plants, electric plants, gasoline and gas platforms, processing plans, compressor stations, separation plants, refineries, testing and monitoring equipment, in each case, in connection with any leases, the drilling of wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, and (g) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.
“Royale IP Registrations” means all Royale Intellectual Property that is subject to any issuance registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, domain names and copyrights, issued and reissued patents and pending applications for any of the foregoing.
“Royale Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations, prospects, condition (financial or otherwise), or
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assets of  the Royale Parties, taken as a whole, or (ii) the ability of the Royale Parties to consummate the transactions contemplated hereby on a timely basis; provided, however, that, for the purposes of clause (i), a Royale Material Adverse Effect shall not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to or resulting from: (a) changes generally affecting the economy, financial or securities markets; (b) the announcement of the transactions contemplated by this Agreement; (c) any outbreak or escalation of war or any act of terrorism; (d) changes in the price or trading volume of Royale Common Stock; or (e) general conditions in the industry in which the Royale Parties operate; provided further, however, that any event, change and effect referred to in clauses (a), (c) or (d) immediately above shall be taken into account in determining whether a Royale Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change or effect has a disproportionate effect on the Royale Parties, taken as a whole, compared to other participants in the industries in which Royale Parties conduct their businesses.
“Royale Merger” means Royale Merger Sub shall be merged with and into Royale with Royale as the surviving corporation and a wholly-owned Subsidiary of Parent.
“Royale Merger Consideration” means the number of shares of Parent Common Stock into which Royale Common Stock converts in connection with the Royale Merger determined in accordance with the Merger Agreement.
 “Royale Merger Effective Time” means the time the Royale Merger shall become effective as such certificates of merger have been duly filed with the Secretary of State of the State of California and the Secretary of State of the State of Delaware, respectively, or at such later date or time as may be agreed by Matrix and Royale in writing and specified in the respective certificates of merger in accordance with the requirements of the CCC and DGCL.
“Royale Merger Sub” means Royale Merger Sub, Inc., a California corporation and direct, wholly-owned Subsidiary of Parent.
“Royale Merger Sub Shares” has the meaning set forth in Section 5.04(c).
“Royale Parties” means Royale, Parent, Royale Merger Sub, Inc., a California corporation and a direct, wholly-owned Subsidiary of Parent and Matrix Merger Sub, Inc., a California corporation and a direct, wholly-owned Subsidiary of Parent, together with each of their respective Subsidiaries.
“Royale Preferred Stock” means the Series AA Convertible Preferred Stock of Royale.
“Royale Shares” means shares of capital stock of Royale Energy, Inc. a California corporation.
“Royale Stockholder” means a holder of Royale Common Stock or Royale Preferred Stock.
“Royale Stockholders Meeting” has the meaning set forth in Section 6.03(d).
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“SEC” has the meaning set forth in Section 6.03.
“SEC Reports” has the meaning set forth in Section 5.06.
“Securities Act” means the Securities Act of 1933, as amended.
“Section 351 Plan” means the Section 351 Plan of Merger and Exchange in the form attached hereto as Exhibit E.
“Series B Preferred Stock” means Series B 3.5% Convertible Preferred Stock of Parent.
“Shares” means Royale Shares or Matrix Shares or shares of capital stock of any Constituent Corporation as the context may require.
“Stockholder” means a Matrix Stockholder, a Royale Stockholder or a Parent Stockholder, as the context shall require.
“Straddle Period” has the meaning set forth in Section 7.04.
“Subsidiary” means, when used with respect to any party, any corporation or other organization, whether incorporated or unincorporated, a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.
“Tax Claim” has the meaning set forth in Section 7.05.
“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.
“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“TBOC” means the Texas Business Organizations Code, as amended from time to time.
“Union” has the meaning set forth in Section 4.19(b).
ARTICLE II
Agreement For Exchange; Closing
Section 2.01 Exchange of MI LP Interests for the Exchange Consideration.  The Partners hereby agree to assign, transfer and deliver to Parent all right, title and interest in and to all of the outstanding limited partnership interests of the Partnership (“MI LP Interests”) at Closing in exchange for the Exchange Consideration (as defined below) to be delivered by Parent.  Parent hereby agrees to pay, assign, transfer and deliver the Exchange Consideration to the Partners at Closing in accordance with this Agreement and such Exchange Consideration shall be allocated among the Partners in proportion to the respective Percentage Interest owned by each Partner as set forth in Exhibit B hereto.
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Section 2.02 Aggregate Consideration from Parent.  The aggregate consideration to be delivered to the Partners by the Parent shall be the aggregate number of shares of Parent Common Stock, $0.001 par value per share, as set forth on an Exhibit B hereto for all of the MI LP Interests, which shall be allocated among the Partners in proportion to their Percentage Interest as set forth and provided on Exhibit B hereto (as applicable, the “Exchange Consideration”).
Section 2.03 Payment of Exchange Consideration.  Parent shall deliver 100% of the Exchange Consideration payable to each respective Partner against delivery by such Partner of a Letter of Transmittal together with all certificates representing such Partner’s MI LP Interest, conveying all of such Partner’s MI LP Interest to Parent at Closing.
Section 2.04 No Fractional Shares.  Notwithstanding the foregoing, no fractional shares of Parent Common Stock will be issued pursuant to this Section 2.04.  If any Partner would otherwise be entitled hereunder to receive a fractional share of Parent Common Stock but for this paragraph, then the aggregate number of shares of Parent Common Stock that such Partner is entitled to receive will be (i) rounded up to the next applicable whole share, if the aggregate number of fractional shares of Parent Common Stock to which a Partner would otherwise be entitled under this Agreement would be equal to or greater than one-half (0.5) of one share, or (ii) rounded down to the next applicable whole share, if the aggregate number of fractional shares of Parent Common Stock to which a Partner would otherwise be entitled under this Agreement would be less than one-half (0.5) of one share, and such Partner will not receive cash or any other compensation in lieu of such fractional share of Parent Common Stock.
Section 2.05 Dissenting Shares.  Notwithstanding any provision of this Agreement to the contrary, in connection with the Royale Merger, Royale Shares issued and outstanding immediately prior to the Closing Date or Royale Merger Effective Time (other than Excluded Royale Shares under Section 3.01(b) of the Merger Agreement) which are held by a holder who has not voted in favor of adoption of this Agreement or the Merger Agreement and who has properly exercised appraisal rights of such Shares in accordance with Section 1301 of the CCC (such Shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the CCC with respect to such Shares) shall not be converted into a right to receive the Royale Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 1300 of the CCC; provided, however, that if, after the Royale Merger Effective Time or Closing Date, as applicable (the “Applicable Effective Time”), such holder fails to perfect, withdraws or loses such holder’s right to appraisal pursuant to Section 1301 of the CCC or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 1300 of the CCC, such Shares shall be treated as if they had been converted as of the Applicable Effective Time into the Royale Merger Consideration to the extent, if any, which such holder is entitled pursuant to Section 3.01 of the Merger Agreement without interest thereon. Royale shall provide the Partners with prompt written notice (which notice may be provided to Matrix on behalf of the Partners) of any demands which they receive for appraisal of any of their outstanding Shares in connection with the Mergers, any withdrawal of any such demand and any other demand, notice or instrument delivered to them prior to the Applicable Effective Time pursuant to the CCC that relates to such demand.
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Section 2.06  Non-Survival of Representations and Warranties.  Absent actual fraud, and any intentional, willful and material breach of any representation or warranty contained in this Agreement by the Partnership or any Royale Party, as applicable, none of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement will survive the Closing of the Exchange. This Section 2.06 does not limit any covenant of the parties to this Agreement which, by its terms, contemplates performance after the Closing of the Exchange.
ARTICLE III
ARTICLE III
Escrow; Closing

Section 3.01 Escrow Closing.  A closing into Escrow (“Escrow Closing”) will take place at the offices of Porter Hedges LLP in Houston, Texas, not less than two business days prior to the date of the special meeting date of shareholders of Matrix as set forth in the Proxy Statement/Prospectus mailed to Matrix shareholders in connection with the Matrix Merger, but in no event later than Outside Date; provided that each of the conditions precedent to the obligations of the parties to effect the Closing other than completion of the Matrix Merger are then satisfied or waived by the applicable party. At the Escrow Closing, the parties will deliver or cause to be delivered into escrow with the escrow agent (“Escrow Agent”) under the Escrow Agreement set forth in Exhibit C hereto, the documents described in Section 8.04 below.  The parties may agree in writing on another date, time or place for the Escrow Closing.
Section 3.02 Delivery of MI LP Interest.  Prior to the Closing, the Parent will deliver to each of the Partners a Letter of Transmittal, in substantially the form attached hereto as Exhibit D, to be used by each Partner for surrendering to Parent certificates, if any, representing all the such Partner’s MI LP Interest in exchange for the right to receive the Exchange Consideration.  On the Escrow Closing Date, certificates for all of the MI LP Interest held by each Partner will be delivered by such Partner to the Escrow Agent in accordance with the Escrow Agreement for the benefit of the Parent together with properly completed and executed Letters of Transmittal.
(a) It is agreed that no assignment, transfer or other disposition of record or beneficial ownership of any MI LP Interest may be made on or after the date hereof other than as provided herein.
(b) The delivery of the Exchange Consideration to the Partners with respect to their respective Percentage Interests shall be deemed to be payment in full satisfaction of all rights, title and interests in and pertaining to the outstanding MI LP Interests.
Section 3.03 Exchange Closing.  Closing of the Exchange (the “Closing”) will occur concurrently with the Matrix Merger and as soon as practicable after the special meeting of Matrix shareholders to consider and vote upon the Matrix Merger (the “Closing Date”); provided that each of the conditions precedent to the obligations of the parties to effect the Closing are then satisfied or waived by the applicable party.  The parties may agree in writing on another date, time or place for the Closing.  At the Closing, the parties will release or cause the Escrow Agent to release the escrowed documents from escrow to the parties designated to receive such documents under the Escrow Agreement, and Parent shall pay and deliver the Exchange Consideration to the Partners as prescribed in this Agreement.
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ARTICLE IV
Representations And Warranties Of The Partners
Each Partner separately, and with respect only to his matters and circumstances, hereby represents and warrants to Royale and the Parent that the following statements are true and correct.
Section 4.01 MI LP Interest Ownership.  Exhibit A accurately sets forth the names of each Partner, the Percentage Interest owned by each Partner and the aggregate MI LP Interest.  Each Partner owns, beneficially and of record, with full power to vote, transfer and assign such Partner’s Percentage Interest set forth beside such Partner’s name on Exhibit A and such MI LP Interest so held by the Partners is free and clear of all liens, encumbrances and adverse claims whatsoever except as set forth on Exhibit A.
Section 4.02 Authority.
(a) Partnership Authority.  The Partnership has the requisite corporate power or entity power and authority to enter into and perform its obligations under this Agreement and all documents and instruments referred to herein or contemplated hereby to be executed, delivered and/or performed by the Company (the “Partnership Related Documents”) and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Partnership of this Agreement and each Partnership Related Document to which it is a party and the consummation by the Partnership of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Partnership.  Matrix has the requisite corporate power or entity power and authority to enter into and perform its obligations under the Merger Agreement and the Ancillary Documents to which it is a party and, subject to adoption of the Merger Agreement by the affirmative vote or consent of holders of two-thirds of the outstanding shares of Matrix common stock (“Requisite Matrix Vote”), to consummate the transactions contemplated hereby.  No corporate, limited partnership or other proceedings on the part of the Partners or the Partnership are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the Exchange and the other transactions contemplated hereby other than the Requisite Partners’ Consent and execution and delivery of the Partner Related Documents. This Agreement and each Partnership Related Document has been duly executed and delivered by the Partnership, and (assuming due authorization, execution and delivery by each other party hereto) this Agreement constitutes a legal, valid and binding obligation of the Partnership enforceable against the Partnership in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity). When each Partnership Related Document to which the Partnership is or will be a party has been duly executed and delivered by the Partnership (assuming due authorization, execution and delivery by each other party thereto), such Partnership Related Document will constitute a legal and binding obligation of the Partnership enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).
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(b) Recommendation of the Corporate General Partner.  The Matrix Board, as the board of directors of the sole general partner of the Partnership, pursuant to resolutions duly adopted by unanimous vote at a meeting of all directors of Matrix duly called and held and not subsequently rescinded or modified, has, as of the date hereof (i) determined that this Agreement and the transactions contemplated hereby, including the Exchange, are advisable and in the best interests of, the Partners, (ii) approved and adopted, subject to the terms hereof, the Section 351 Plan, (iii) approved and declared advisable the “Agreement and Plan of Exchange” contained in this Agreement and the transactions contemplated by this Agreement, including the Exchange, in accordance with the CCC, (iv) directed that the “Agreement and Plan of Exchange” contained in this Agreement be submitted to all limited partners of the Partnership for consideration and approval with the recommendation of the general partner that the limited partners of the Partnership adopt and approve the “Agreement and Plan of Exchange” set forth in this Agreement.
(c) Partner Authority.  Each Partner has full right, power, legal capacity and authority to (i) execute, deliver and perform this Agreement, and all other documents and instruments referred to herein or contemplated hereby to be executed, delivered and/or performed by the Partners (each a “Partner Related Document”) and (ii) consummate the transactions contemplated herein and thereby.  This Agreement has been duly executed and delivered by each Partner and constitutes, and each Partner Related Document, when duly executed and delivered by each Partner who is a party thereto will constitute, legal, valid and binding obligations of such Partner enforceable against such Partner in accordance with their respective terms and conditions, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity (whether applied in a proceeding at law or in equity).
Section 4.03 No Conflicts; Consents.  The execution, delivery and performance by the Partnership and the Partners of this Agreement, the Partnership Related Documents and the Partner Related Documents to which they are a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the articles of organization, the limited partnership agreement or other Partnership Charter Documents, or any provision of the certificate of incorporation, by-laws or other organizational documents of the corporate general partner of the Partnership; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to the Partnership; or (c) except as set forth in Section 4.03 of the Disclosure Schedules, require the consent, notice or other action by any Person under any Contract to which the Partnership is a party, other than, in the case of clauses (b) and (c) of this Section 4.03, such conflicts, violations, breaches, consents, notices or other actions that would not have and would not reasonably be expected to have a the Partnership Material Adverse Effect. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to the Partnership or any Partner in connection with the execution, delivery and performance of this Agreement, the Partnership Related Documents and the Partner Related Documents, or in connection with the consummation of the transactions contemplated hereby and thereby.
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Section 4.04 Capitalization.
(a) Registered Owners of MI LP Interests. Section 4.04 of the Disclosure Schedules set forth, as of the date hereof, the name of each Person that is the registered owner of any MI LP Interests and the Percentage Interest owned by such Person. Except for the general partnership interest held by Matrix and the MI Partnership Interests held by the other Partners, there are no outstanding partnership interests of any kind, and no other equity interest or ownership rights whatsoever, with respect to the Partnership which are held by any Person; and
(b) No Outstanding Options, Warrants or Rights. Except as disclosed on Section 4.04(b) of the Disclosure Schedules, (i) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of the Partnership is authorized or outstanding, and (ii) there is no commitment by the Partnership to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other such rights or to distribute to holders of any of its equity securities any evidence of indebtedness or asset, to repurchase or redeem any securities of the Partnership or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security or other such right. There are no declared or accrued unpaid distributions or dividends payable with respect to any MI LP Interests.
(c) Due Authorization; No Encumbrances. All issued and outstanding MI LP Interests are (i) duly authorized, validly issued, fully paid and non-assessable; (ii) not subject to any preemptive rights created by statute, Partnership Charter Documents or any agreement to which the Partnership is a party; and (iii) free of any Encumbrances created by the Partners or the Partnership in respect thereof, other than restrictions as may exist under applicable securities Law and liens in favor of the Partnership’s lenders as listed on Section 4.04(c) of the Disclosure Schedules. All issued and outstanding MI LP Interests were issued in compliance with applicable Law.
(d) No Purchase, Participation or Phantom Interest Rights. No outstanding MI LP Interests are subject to vesting or forfeiture rights or repurchase by the Partnership. There are no outstanding or authorized partnership interest appreciation rights, distribution or dividend equivalent rights, phantom stock or partnership interest rights, profit participation rights or other similar rights with respect to the Partnership or any of its securities.
(e) Compliance of Prior Distributions and Redemptions. All distributions, dividends, repurchases and redemptions of the capital stock (or other equity interests) of the Partnership were undertaken in compliance with the Partnership Charter Documents then in effect, any agreement to which the Partnership then was a party and in compliance with applicable Law.
(f) No Amounts Due from Partners. No amounts are due or payable to the Partnership from any of the Partners that will not be satisfied pursuant to Section 6.19.
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Section 4.05 Subsidiaries.  Section 4.05 of the Disclosure Schedules sets forth a list of Persons in which the Partnership has or owns any interest in any shares or has an ownership interest.
Section 4.06 Financial Statements.  Complete copies of Matrix’s consolidated audited financial statements consisting of the consolidated balance sheets of Matrix, the Matrix LPs, Matrix Operator, Matrix Pipeline, LP (“Matrix Pipeline”), a California limited partnership and Subsidiary of Matrix Operator as the general partner and Matrix Las Cienegas Limited Partnership as the sole limited partner, and Matrix Royalty, LP, a Texas limited partnership and entity excluded from the transactions contemplated by the Merger Agreement (“Matrix Royalty” and, together with Matrix, the Matrix LPs, Matrix Operator and Matrix Pipeline, the “Matrix Consolidated Entities”), as at December 31, 2015 and 2014, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended (the “Audited Financial Statements”), and unaudited financial statements consisting of the balance sheets of the Matrix Consolidated Entities as at September 30, 2016, and the related statements of income and retained earnings, stockholders’ equity and cash flow for the  six-month period then ended (the “Interim Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”) have been delivered to Royale. The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved, subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments (the effect of which will not be materially adverse) and the absence of notes. The Financial Statements are based on the books and records of the Matrix Consolidated Entities, and present fairly, in all material respects, the financial position of Matrix as of the respective dates they were prepared and the results of the operations of Matrix for the periods indicated. The balance sheet of the Matrix Consolidated Entities as of December 31, 2015, is referred to in this Agreement as the “Balance Sheet” and the date thereof as the “Balance Sheet Date” and the balance sheet of the Matrix Consolidated Entities as of September 30, 2016, is referred to herein as the “Interim Balance Sheet” and the date thereof as the “Interim Balance Sheet Date”. Matrix maintains a standard system of accounting established and administered in accordance with GAAP.
Section 4.07 Undisclosed Liabilities.  The Partnership has no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise (“Liabilities”), except, in the case of the Partnership (a)  those which are accrued, adequately reflected or reserved against in the Financial Statements, (b) those which have been incurred in the ordinary course of business consistent with past practice since the Interim Balance Sheet Date, (c) those which would not reasonably be expected, individually or in the aggregate, to have a Partnership Material Adverse Effect, (d) those which have been discharged or paid in full prior to the date hereof in the ordinary course of business, or (e) those which are of a nature not required to be reflected on a balance sheet prepared in accordance with GAAP consistently applied.
Section 4.08 Absence of Certain Changes, Events and Conditions.  Since the Balance Sheet Date, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of the Partnership and each of its Subsidiaries has been conducted in the ordinary course of business and there has not been or occurred:
(a) any Partnership Material Adverse Effect or any event, condition, change or effect that could reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect; or
(b) except as disclosed on Section 4.08 of the Disclosure Schedules, any event, condition, action or effect that, if taken during the period from the date of this Agreement through the Closing Date, would constitute a breach of Section 6.01.
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Section 4.09 Material Contracts.  Section 4.09 of the Disclosure Schedules sets forth a list of all Material Contracts to which the Partnership is party as of the date hereof, including the name of the parties thereto, the date of each such Material Contract and each amendment thereto.  All Material Contracts of the Partnership are valid, enforceable and in full force and effect, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).  Other than as described in Section 4.09 of the Disclosure Schedules, the Partnership is not, and the Partnership has no Knowledge that any other party thereto is, in material default under any such Material Contract, no material payments or other obligations are past due except for amounts being contested in good faith, and no circumstance exists that, with notice, the passage of time or both, would constitute a default under any Material Contract of the Partnership by the Partnership or, to the Knowledge of the Partnership, by any other party thereto.  The Partnership has not received any written notice of a default, alleged failure to perform or any offset or counterclaim with respect to any Material Contract of the Partnership that has not been fully remedied and withdrawn.
Section 4.10 Properties and Assets.
(a) Except as would not reasonably be expected to have a Partnership Material Adverse Effect, the Partnership or a Subsidiary of the Partnership each respectively owns and has either good and valid title in fee or a valid leasehold interest, Right of Way (defined below) or other rights to the land, mineral and other subsurface rights, buildings, structures and other improvements thereon and fixtures thereto necessary to permit it to conduct its business as currently conducted, in each case free and clear of all liens (except in all cases for Permitted Liens).  Except as would not reasonably be expected to have a Partnership Material Effect, all leases, Rights of Way or other agreements under which the Partnership or any of its Subsidiaries lease, access or use any real property are valid, binding and are in force and effect against the Partnership or any of its Subsidiaries and, to the Knowledge of the Partnership, the counterparties thereto, in accordance with their respective terms, and neither the Partnership nor any of its Subsidiaries are in default under any such leases, Rights of Way or other agreements.
(b) Each of the Partnership and its Subsidiaries has such consents, easements, rights of way, permits and licenses (collectively, “Rights of Way”) from each person as are sufficient to conduct its business as currently conducted, except for such Rights of Way the absence of which have not had and would not reasonably be expected to have a Partnership Material Adverse Effect.  Each of the Partnership and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights of Way and conducts their business in a manner that does not violate any of the Rights of Way, and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights of Way, except for such revocations, terminations and impairments that have not had and would not reasonably be expected to have a Partnership Material Adverse Effect.  All pipelines owned or operated by the Partnership are subject to Rights of Way, there are no encroachments or other encumbrances on the Rights of Way that materially affect the use thereof and there are no gaps (including any gap arising as a result of any breach by the Partnership, Matrix Operator, Matrix or any of its Subsidiaries of the terms of any Rights of Way) in the Rights of Way other than gaps that would not have and would not reasonably be expected to have a Partnership Material Adverse Effect.
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(c) Except as would not reasonably be expected to have a Partnership Material Adverse Effect, the Partnership and its Subsidiaries, as applicable, have defensible title to all of the Property Interests forming the basis for the reserves reflected in the Audited Financial Statements except for such Property Interests sold, used, farmed out or otherwise disposed of since December 31, 2015, in the ordinary course of business, free and clear of all liens and Production Burdens other than Production Burdens not yet earned, due or payable and Permitted Liens (other than Production Burdens).  Except as would not reasonably be expected to have a Partnership Material Adverse Effect or as set forth on Section 4.10(c) of the Disclosure Schedules, (i) none of the proceeds from the sale of Hydrocarbons produced from the Property Interests in any producing well are being held in suspense for any reason, and (ii) there are no calls on production or, preferential rights to purchase Hydrocarbons and neither the Partnership nor any of its Subsidiaries is obligated to deliver Hydrocarbons or proceeds from the sale thereof at a future point in time without receiving payment therefor at or after the time of delivery (other than gas balancing arrangements), except for the rights of any lessor to take free gas under the terms of any applicable lease for its use on the lands covered by such lease.  Except as would not reasonably be expected to have a Partnership Material Adverse Effect, the Partnership and each applicable Subsidiary (A) are in compliance with all valuation agreements, and settlement agreements with respect to Production Burdens, and (B) have paid or will cause to be paid when due all Production Burdens with respect to the Property
Interests and each other royalty, Tax or similar payment, except for such amounts that are being held in suspense as permitted pursuant to applicable Law or the terms of the applicable Contract or as reserved against in the Financial Statements.
(d) All of the wells owned, leased, operated or used by the Partnership and its Subsidiaries and all water, carbon dioxide or injection wells located on any property owned, leased, operated or used by the Partnership and its Subsidiaries or otherwise associated with the Property Interests have been drilled, completed and operated within the limits permitted by the applicable Contract granting such rights and applicable Law, and all drilling and completion (and plugging and abandonment) of such wells and all related development, production and other operations have been conducted in compliance with all applicable Laws except, in each case, as would not reasonably be expected to have a Partnership Material Adverse Effect.  No well owned, leased, operated or used by the Partnership or any of its Subsidiaries are subject to material penalties on allowables because of overproduction or violation of any applicable Law.
(e) All Property Interests operated by the Partnership and its Subsidiaries have been operated in accordance with reasonable, prudent field practices and in compliance with the applicable Contracts, except where the failure to so operate would not reasonably be expected to have a Partnership Material Adverse Effect. None of the Interests of the Partnership or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the Transactions, except for any such preferential purchase, consent or similar rights that would not reasonably be expected to have a Partnership Material Adverse Effect.  Except as set forth on Section 4.10(e) of Disclosure Schedules, none of the Property Interests are subject to any Tax partnership agreement or provisions requiring a partnership income Tax Return.
(f) There are no material inaccuracies in the Summary Projection of Reserves and Revenues as of March 31, 2016, of the Partnership, with run date June 10, 2016, a correct and complete copy of which the Partnership has made available to Royale prior to the date of this Agreement.
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(g) Except as set forth on Section 4.10(g) of the Disclosure Schedules, the Partnership is not engaged in any oil, natural gas or other futures or options trading in respect of which it has any material future liability, nor is it a party to any price swaps, hedges, futures or similar instruments.  Section 4.10(g) of the Disclosure Schedules sets forth obligations of the Partnership for the delivery of Hydrocarbons attributable to any of the Property Interests in the future on account of prepayment, advance payment, take-or-pay or similar obligations without then or thereafter being entitled to receive full value therefor.  Except as set forth on Section 4.10(g) of the Disclosure Schedules, as of the date hereof, the Partnership is not bound by futures, hedge, swap, collar, put, call, floor, cap, option or other Contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, or securities.
(h) Except as provided in Section 4.10(h) of the Disclosure Schedules, there are no mandatory drilling or completion obligations and there are no pending or, to the Knowledge of the Partnership, expected proposals or elections for drilling, completing, recompleting, reworking, facilities or similar activities that would require such commitment on behalf of the Partnership or any of its Subsidiaries within one year of the Closing Date in any of the Property Interests or any of the contracts governing any of the Property Interests.
(i) Except as set forth on Section 4.10(i) of the Disclosure Schedules, none of the Contracts in respect of gathering, processing, storage or transportation of the production of Hydrocarbons from the Property Interests contain any minimum volume or throughput provisions or require the Partnership or any of its Subsidiaries to pay for services regardless of whether the Partnership or any of its Subsidiaries delivers such production for use of the services provided for under any such Contract.
(j) Except as set forth in Section 4.10(j) of the Disclosure Schedules, none of the Contracts relating to the Property Interests (including all oil, gas and mineral leases and similar Contracts) contain any provision (i) requiring the lessee to pay royalties on hedges, (ii) causing the oil, gas or mineral lease or contract to terminate without advance notice and the opportunity to cure resulting in a loss, in whole or in part, of any of the Property Interests for lessee’s failure to pay royalties or for lessee’s breach of any covenant thereunder, (iii) requiring lessor’s consent to the consummation of the transactions of the type contemplated under this Agreement, or (iv) is expected to result in a mandatory payment or expenditure not otherwise disclosed in Section 4.10(i) of the Disclosure Schedules.
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Section 4.11 Intellectual Property.
(a) Section 4.11(a) of the Disclosure Schedules lists all (i) Partnership IP Registrations. All required filings and fees related to Partnership IP Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Partnership IP Registrations are otherwise in good standing, except as would not reasonably be expected to have a Partnership Material Adverse Effect.
(b) The consummation of the transactions contemplated hereunder will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Partnership’s right to own, use or hold for use any material Intellectual Property as owned, used or held for use in the conduct of the Partnership’s business or operations as currently conducted.
(c) The Partnership’s rights in Partnership Intellectual Property are valid, subsisting and enforceable, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity) and except as would not reasonably be expected to have a Partnership Material Adverse Effect. The Partnership has taken all commercially reasonable steps to maintain Partnership Intellectual Property and to protect and preserve the confidentiality of all material trade secrets included in the Partnership Intellectual Property, except as would not reasonably be expected to have a Partnership Material Adverse Effect.
(d) To the Knowledge of the Partnership, the conduct of the Partnership’s business as currently and formerly conducted does not infringe, misappropriate or otherwise violate the Intellectual Property or other rights of any Person, except as would not reasonably be expected to have a Partnership Material Adverse Effect. To the Knowledge of the Partnership, no Person is currently infringing, misappropriating, diluting or otherwise violating, any Partnership Intellectual Property in a way as would be expect to have a Partnership Material Adverse Effect.
(e) There are no Actions (including any oppositions, interferences or re-examinations) pending or, to the Knowledge of the Partnership, threatened: (i) alleging any infringement, misappropriation, dilution or violation of the Intellectual Property of any Person by the Partnership; (ii) challenging the validity, enforceability, registrability or ownership of any Partnership Intellectual Property or the Partnership’s rights with respect to any Partnership Intellectual Property; or (iii) by the Partnership or any other Person alleging any infringement, misappropriation, dilution or violation by any Person of Partnership Intellectual Property.  The Partnership is not subject to any outstanding Governmental Order (including any motion or petition therefor) that does or would restrict or impair the use of any material Partnership Intellectual Property.
Section 4.12 Reserved.
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Section 4.13 Reserved.
Section 4.14 Reserved.
Section 4.15 Insurance  Section 4.15 of the Disclosure Schedules sets forth a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance maintained by the Partnership and relating to the assets, business, operations, employees, officers and directors of the Partnership (collectively, the “Partnership Insurance Policies”) and true and complete copies of the Partnership Insurance Policies have been made available to Royale. The Partnership Insurance Policies are in full force and effect with respect to the period covered. The Partnership has not received any written notice of cancellation of or materially adverse alteration of coverage under, any of such Partnership Insurance Policies. All premiums or installment payments of premiums due on such Partnership Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of Partnership Insurance Policy. All such Partnership Insurance Policies are valid and binding in accordance with their terms. Except as set forth on Section 4.15 of the Disclosure Schedules, there are no material claims related to the business of the Partnership pending under any Partnership Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. The Partnership is not in material default under, and has not otherwise failed to comply with, in any material respect, any provision contained in any such Partnership Insurance Policy.
Section 4.16 Legal Proceedings; Governmental Orders.
(a)  Except as set forth in Section 4.16(a) of the Disclosure Schedules, there are no Actions pending or, to the Partnership’s Knowledge, threatened (a) against or by the Partnership affecting any of its properties or assets; or (b) against or by the Partnership that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.
(b) Except as set forth in Section 4.16(a) of the Disclosure Schedules, there are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against or affecting the Partnership or any of its properties or assets. The Partnership is in compliance with the terms of each Governmental Order set forth in Section 4.16(a) of the Disclosure Schedules. No event has occurred or circumstances exist that may constitute or result in (with or without notice or lapse of time) a violation of any such Governmental Order.
Section 4.17 Compliance With Laws; Permits.
(a) Except as set forth in Section 4.17(a) of the Disclosure Schedules, the Partnership has complied, and is now complying, with all Laws applicable to it or its business, properties or assets, in each case, except as would not reasonably be expected to have a Partnership Material Adverse Effect.
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(b) All material Permits required for the Partnership to conduct its business have been obtained by it and are valid and in full force and effect. The Partnership is in compliance, in all material respects, with the terms of such material Permits. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any material Permit, except as would not reasonably be expected to have a Partnership Material Adverse Effect.
Section 4.18 Environmental Laws.  The Partnership and its Subsidiaries (i) are in compliance with all Environmental Laws, (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.
Section 4.19 Employee Benefit Matters.  Section 4.19 of the Disclosure Schedules lists each Employee Benefit Plan that the Partnership or any ERISA Affiliate maintains or to which the Partnership or any ERISA Affiliate contributes or is a participating employer (collectively, the “Partnership Benefit Plans”).  With respect to each Partnership Benefit Plan, the Partnership has delivered to Royale true and complete copies of all plan documents and summary plan descriptions, the most recent determination letter (or opinion letter) received from the Internal Revenue Service, the most recent Form 5500 Annual Reports, and all related trust agreements associated with such Partnership Benefit Plan.
(a) Each Partnership Benefit Plan (and each related trust, insurance contract or fund) has been administered and operated in material compliance with the terms of the applicable controlling documents and with the applicable provisions of ERISA, the IRC and all other Applicable Laws, except as would not reasonably be expected to have a Partnership Material Adverse Effect.  Each Partnership Benefit Plan (including any material amendments thereto) that is capable of approval by, or registration for or qualification for special tax status with, the appropriate taxation, social security or supervisory authorities in the relevant jurisdiction has received such approval, registration or qualification or there remains a period of time in which to obtain such approval, registration or qualification retroactive to the date of any material amendment that has not previously received such approval, registration or qualification.
(b) Except as would not reasonably be expected to have a Partnership Material Adverse Effect, all required reports, descriptions and disclosures have been filed or distributed appropriately and in accordance with applicable Law with respect to each Partnership Benefit Plan.  The requirements of Part 6 of Subtitle B of Title I of ERISA and of Section 4980B of the IRC have been met with respect to each Partnership Benefit Plan that is a group health plan.
(c) All contributions (including all employer contributions and employee salary reduction contributions) that are due and owing have been paid to each Partnership Benefit Plan (or related trust or held in the general assets of the Partnership or one or more ERISA Affiliates or accrued, as appropriate), and all contributions for any period ending on or before the Closing Date that are not yet due have been paid to each Partnership Benefit Plan or accrued in accordance with the past custom and practice of the Partnership and the ERISA Affiliates.  All premiums or other payments for all periods ending on or before the Closing Date have been paid with respect to each Partnership Benefit Plan that is an Employee Welfare Benefit Plan.
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(d) Each Partnership Benefit Plan that is an Employee Pension Benefit Plan and that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the IRC meets such requirements and has either received or applied for (or has time remaining to apply for) a favorable determination letter (or, in the case of a prototype plan, an opinion letter) from the Internal Revenue Service within the applicable remedial amendment periods.
(e) No Partnership Benefit Plan, or Employee Benefit Plan maintained, sponsored or contributed to by the Partnership or any ERISA Affiliate in the six year period preceding the Closing Date is or has been subject to the minimum funding requirements of Section 412 of the IRC or subject to Title IV of ERISA.
(f) None of the Partnership Benefit Plans promises or provides retiree medical, health or life insurance or other welfare type benefits for current or future retired or terminated employees, their spouses or their dependents (other than in accordance with Section 4980B of the IRC) that cannot be unilaterally terminated by the Partnership or an ERISA Affiliate.
(g) Each Partnership Benefit Plan has been administered in accordance with its terms, except as would not reasonably be expected to have a Partnership Material Adverse Effect.  Neither the Partnership nor any ERISA Affiliate has entered into any agreement, arrangement or understanding, whether written or oral, with any trade union, works council or other employee representative body or any number or category of its employees that would prevent, restrict or impede the implementation of any layoff, redundancy, severance or similar program within its or their respective workforces (or any part of them).
(h) There are no unresolved claims or disputes under the terms of, or in connection with, any Partnership Benefit Plan (other than routine undisputed claims for benefits), and no action, legal or otherwise, has been commenced with respect to any such claim or dispute, except, in each case, as would not reasonably be expected to have a Partnership Material Adverse Effect.
(i) With respect to each Partnership Benefit Plan that the Partnership or any ERISA Affiliate maintains or to which any of them contributes:
(i) To the Knowledge of the Partnership, there have been no “prohibited transaction,” as such term is defined in Section 406 of ERISA or Section 4975 of the IRC, with respect to any such Partnership Benefit Plan that would subject the Partnership or any ERISA Affiliate to a tax or penalty imposed pursuant to Section 4975 of the IRC or Section 502(c), (i) or (l) of ERISA.
(ii) Neither the Partnership nor, to the Knowledge of the Partnership, any ERISA Affiliate (by way of indemnification, directly or otherwise) has any liability or penalty under Sections 4976 through 4980 of the IRC or Title I of ERISA with respect to any Partnership Benefit Plan.
(iii) No action, suit, proceeding, hearing or investigation with respect to the administration or the investment of the assets of any Partnership Benefit Plan (other than routine claims for benefits) is pending or, to the Knowledge of the Partnership, threatened, and to the Knowledge of the Partnership, there is no basis for any such action, suit, proceeding, hearing or investigation, except, in each case, as would not reasonably be expected to have a Partnership Material Adverse Effect.
(iv) Neither the execution and delivery of this Agreement or any other Transaction Document to which the Partnership is a party nor the Matrix Merger will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any officer, director or employee of the Partnership; (ii) materially increase any benefits otherwise payable by the Partnership; or (iii) result in the acceleration of the time of payment or vesting of any such benefits.
(v) No Partnership Benefit Plan is funded with or allows for payments or distributions in any employer security of the Partnership, including, but not limited to, employer securities as defined in Section 407(d)(1) of ERISA, or employer real property as defined in Section 407(d)(2) or ERISA.
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(j) For purposes of this Agreement, the following terms will have the respective meanings indicated below:
(i) “Employee Benefit Plan” means, with respect to any Person, the following, whether written or oral:  (A) any nonqualified deferred compensation or retirement plan or arrangement that is an Employee Pension Benefit Plan, (B) any qualified defined contribution retirement plan or arrangement that is an Employee Pension Benefit Plan, (C) any qualified defined benefit retirement plan or arrangement that is an Employee Pension Benefit Plan, (D) any Employee Welfare Benefit Plan or fringe benefit plan or program, or (E) any profit sharing, bonus, stock option, stock purchase, severance or incentive plan, agreement or arrangement that is sponsored, maintained or contributed to by such Person or any ERISA Affiliate of such Person for the benefit of the employees, former employees, independent contractors or agents of such Person or any ERISA Affiliate or has been so sponsored, maintained or contributed to at any time prior to the Closing Date.
(ii) “Employee Pension Benefit Plan” has the meaning set forth in Section 3(2) of ERISA.
(iii) “Employee Welfare Benefit Plan” has the meaning set forth in Section 3(1) of ERISA.
Section 4.20 Employment Matters.
(a) Section 4.20(a) of the Disclosure Schedules contains a list of all persons who are employees of the Partnership as of the date hereof, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate; (v) commission, bonus or other incentive-based compensation; and (vi) a description of the fringe benefits provided to each such individual as of the date hereof.
(b) Except as set forth in Section 4.20(b) of the Disclosure Schedules, the Partnership is not, and has not been for the past three (3) years, a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a union, works council or labor organization (collectively, “Union”), and there is not, and has not been for the past three (3) years, any Union representing or purporting to represent any employee of the Partnership, and, to the Partnership’s Knowledge, no Union or group of employees is seeking to organize employees for the purpose of collective bargaining. Except as set forth in Section 4.20(b) of the Disclosure Schedules, to the Knowledge of the Partnership, there has been no threat of  any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting the Partnership or any of its employees.
(c) Except as would not reasonably be expected to have a Partnership Material Adverse Effect, the Partnership is in compliance with all applicable Laws pertaining to employment and employment practices to the extent they relate to employees of the Partnership, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance. All individuals characterized and treated by the Partnership as independent contractors or consultants are properly treated as independent contractors under all applicable Laws, except as would not reasonably be expected to have a Partnership Material Adverse Effect. All employees of the Partnership classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified, except as would not reasonably be expected to have a Partnership Material Adverse Effect. Except as set forth in Section 4.20(c) of the Disclosure Schedules, there are no Actions against the Partnership pending, or to the Partnership’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former applicant, employee, consultant or independent contractor of the Partnership, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wage and hours or any other employment-related matter arising under applicable Laws.
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Section 4.21 Taxes.  Except as set forth in Section 4.21 of the Disclosure Schedules:
(a) All Tax Returns required to be filed on or before the Closing Date by the Partnership have been, or will be, timely filed. All Taxes due and owing by the Partnership (whether or not shown on any Tax Return) have been, or will be, timely paid.
(b) The Partnership has withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder or other party, and complied with all information reporting and backup withholding provisions of applicable Law.
(c) No claim has been made by any taxing authority in any jurisdiction where the Partnership does not file Tax Returns that it is, or may be, subject to Tax by that jurisdiction.
(d) No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of the Partnership.
(e) The amount of the Partnership’s Liability for unpaid Taxes for all periods ending on or before December 31, 2015, does not, in the aggregate, exceed the amount of accruals for Taxes (excluding any accrual for Taxes with respect to timing differences between financial accounting income and taxable income) reflected on the Financial Statements. The amount of the Partnership’s Liability for unpaid Taxes for all periods following the end of the recent period covered by the Financial Statements shall not, in the aggregate, exceed the amount of accruals for Taxes (excluding any accrual for Taxes with respect to timing differences between financial accounting income and taxable income) as adjusted for the passage of time in accordance with the past custom and practice of the Partnership (and which accruals shall not exceed comparable amounts incurred in similar periods in prior years).
(f) Section 4.21(f) of the Disclosure Schedules sets forth:
(i) the taxable years of the Partnership as to which the applicable statutes of limitations on the assessment and collection of Taxes have not expired;
(ii) those years for which examinations by the taxing authorities have been completed; and
(iii) those taxable years for which examinations by taxing authorities are presently being conducted.
(g) All deficiencies asserted, or assessments made, in writing against the Partnership as a result of any examinations by any taxing authority have been fully paid or otherwise finally resolved.
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(h) The Partnership is not a party to any Action by any taxing authority. There are no pending or threatened Actions by any taxing authority.
(i) The Partnership has delivered to Royale copies of all federal, state, local and foreign income, franchise and similar Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by, the Partnership for all Tax periods ending after January 1, 2014.
(j) There are no Encumbrances for Taxes (other than for current Taxes not yet due and payable) upon the assets of the Partnership.
(k) The Partnership is not a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement (other than any agreement entered into in the ordinary course of business with incidental tax provisions, such as loan agreements, leases, and hedging contracts).
(l) No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any taxing authority with respect to the Partnership.
(m) The Partnership has not been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes.  The Partnership has no Liability for Taxes of any Person (other than the Partnership) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Law), as transferee or successor, by contract or otherwise.
(n) The Partnership will not be required to include any item of income in, or exclude any item or deduction from, taxable income for taxable period or portion thereof ending after the Closing Date as a result of:
(i) any change in a method of accounting under Section 481 of the IRC (or any comparable provision of state, local or foreign Tax Laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date;
(ii) an installment sale or open transaction occurring on or prior to the Closing Date;
(iii) a prepaid amount received on or before the Closing Date;
(iv) any closing agreement under Section 7121 of the IRC, or similar provision of state, local or foreign Law; or
(v) any election under Section 108(i) of the IRC.
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(o) The Partnership has not been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the IRC.
(p) The Partnership is not, and has not been, a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the IRC and Treasury Regulations Section 1.6011-4(b).
(q) Within the last three (3) years, the Partnership has not owned any material assets located outside the United State or conducted a material trade or business outside the United States.
(r) The Partnership is not an investment company as defined in Section 351(e)(1) of the IRC.
(s) The Partnership is not under the jurisdiction of a court in a title 11 or similar case within the meaning of Sections 351(e)(2) and 368(a)(3)(A) of the IRC.
Section 4.22 Books and Records.  The minute books and stock record books of the Partnership, all of which have been made available to Royale, are complete and correct and have been maintained in accordance with sound business practices. The minute books of the Partnership contain accurate and complete records of all meetings, and actions taken by written consent of, the partners of the Partnership, the Matrix Board or committee thereof when acting on behalf of the Partnership as general partner of the Partnership, and no meeting, or action taken by written consent, of any such partners, Matrix Board or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Escrow Closing and at the Closing, all of those books and records will be in the possession of the Partnership.
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Section 4.23 Related Party Transactions.  Section 4.23 of the Disclosure Schedules lists all Contracts between the Partnership and any executive officer or director of the Partnership, any executive officer or director of any general partner of the Partnership or any person owning 5% or more of the MI LP Interests (or any of such person’s immediate family members or Affiliates of such person) or by which any executive officer or director of the Partnership, any executive officer or director of any general partner of the Partnership or any person owning 5% or more of the MI LP Interests (or any of such person’s immediate family members or Affiliates) has any interest in any property owned by the Partnership.
Section 4.24 Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Partnership Related Document based upon arrangements made by or on behalf of the Partnership.
Section 4.25 Legal Proceedings.  There are no Actions pending or, to the Partnership’s Knowledge, threatened against or by the Partnership or any of its Subsidiaries that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. To the Knowledge of the Partnership, no event has occurred or circumstances exist that may give rise or serve as a basis for any such Action.
Section 4.26 Proxy Statement.  None of the information with respect to the Partnership that the Partnership or any of its Representatives furnishes in writing to Royale expressly for use in the Registration Statement, will, at the date the Registration Statement is first mailed to Royale’s stockholders or at the time of the Royale Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Partnership with respect to any other statements made or incorporated by reference in the Registration Statement.
Section 4.27 No Other Representations or Warranties  Except for the representations and warranties contained in this ARTICLE IV (giving effect to the Matrix Disclosure Schedules) and in the Letter of Transmittal submitted by each Partner in connection with the Exchange, neither the Partners nor the Partnership makes any representation or warranty, express or implied on behalf of or concerning the Partnership or any of its affiliates in connection with this Agreement or the transactions contemplated hereby.
ARTICLE V
Representations and Warranties of Royale and the Parent
Except as set forth in the correspondingly numbered Section of the Royale Disclosure Schedules, Royale and Parent, jointly and severally represent and warrant to the Partners that the statements contained in this are true and correct as of the date hereof.
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Section 5.01 Organization and Qualification of the Royale Parties.  Each Royale Party is a corporation duly organized, validly existing and in good standing under the Laws of its respective state of organization and has the requisite corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. Section 5.01 of the Royale Disclosure Schedules sets forth each jurisdiction in which each Royale Party is licensed or qualified to do business, and each Royale Party is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not individually or in the aggregate, have a Royale Material Adverse Effect.
Section 5.02 Authority; Board Approval.
(a) Each Royale Party has the requisite corporate power and authority to enter into and perform its obligations under this Agreement, the Merger Agreement and the Ancillary Documents to which it is a party and, subject to, in the case of the consummation of the Mergers, adoption of the Merger Agreement by the affirmative vote or consent of holders of (i) two-thirds of the outstanding Shares of Royale Common Stock, (ii) two-thirds of the outstanding shares of common stock of each of Royale Merger Sub and Matrix Merger Sub, and (iii) a majority of the outstanding shares of common stock of Parent (“Requisite Royale Vote”), to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Royale Parties of this Agreement, the Merger Agreement and any Ancillary Document to which they are a party and the consummation by the Royale Parties of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of each Royale Party and no other corporate proceedings on the part of the Royale Parties are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the Exchange, the Mergers and the other transactions contemplated hereby and thereby, subject only, in the case of consummation of the Mergers, to the receipt of the Requisite Royale Vote. The Requisite Royale Vote is the only vote or consent of the holders of any class or series of Royale’s capital stock required to approve and adopt this Agreement, the Mergers and the Ancillary Documents, and to approve and consummate the Exchange, the Mergers and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Royale Parties, and (assuming due authorization, execution and delivery by each other party hereto) this Agreement constitutes a legal, valid and binding obligation of the Royale Parties enforceable against each Royale Party in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity). When the Merger Agreement and each Ancillary Document to which each Royale Party is or will be a party has been duly executed and delivered by the Royale Parties (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Document will constitute a legal and binding obligation of each Royale Party enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).
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(b) The respective boards of directors of each Royale Party, by resolutions duly adopted by unanimous vote at a meeting of all directors of each of such corporations duly called and held and not subsequently rescinded or modified in any way, has, as of the date hereof each such corporation has (i) determined that the Merger Agreement and the transactions contemplated hereby and thereby, including the Exchange and the Mergers, are advisable and in the best interests of the respective stockholders, (ii) approved and adopted the Mergers, subject to the terms hereof, the Section 351 Plan, (iii) directed that the “agreement of merger” contained in the Merger Agreement be submitted to its respective stockholders for adoption, and (iv) resolved to recommend that its respective stockholders adopt the “agreement of merger” set forth in the Merger Agreement and directed that such matter be submitted for consideration of the Stockholders.  In addition, the respective boards of directors of each of Royale and Parent have, by resolutions duly adopted by unanimous vote at a meeting of all directors of each of such corporations duly called and held and not subsequently rescinded or modified in any way, (w) determined that this Agreement and the transactions contemplated hereby, including the Exchange, are advisable and in the best interests of its respective stockholders, (x) approved and adopted this Agreement, subject to the terms hereof, the Section 351 Plan, (y) approved and declared advisable the “Agreement and Plan of Exchange” contained in this Agreement and the transactions contemplated by this Agreement, including the Exchange, in accordance with the CCC, and (z) directed that the “Agreement and Plan of Exchange” contained in this Agreement be submitted to its respective stockholders for consideration and approval with the recommendation of the respective board of directors that such stockholders adopt and approve the “Agreement and Plan of Exchange” set forth in this Agreement.
Section 5.03 No Conflicts; Consents.  The execution, delivery and performance by the Royale Parties of this Agreement and the Ancillary Documents to which each is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the Royale Charter Documents; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to any Royale Party; or (c) except as set forth in Section 5.03 of the Disclosure Schedules, require the consent, notice or other action by any Person under any Contract to which any Royale Party is a party, other than, in the case of clauses (b) and (c) of this Section 5.03, such conflicts, violations, breaches, consents, notices or other actions that would not have and would not reasonably be expected to have a Royale Material Adverse Effect. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to each Royale Party in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, except for (i) the filing of the certificate of merger with the Secretary of State of California, (ii) the filing of the certificate of merger with the Secretary of State of Delaware, (iii) the filing of the Registration Statement with the SEC, and (iv) such filings as may be required under the HSR Act.
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Section 5.04 Capitalization.
(a) The authorized Parent Shares consist of 280,000,000 shares of common stock, par value $0.001 per share and 10,000,000 shares of preferred stock, par value $0.001 per share, of which no Parent Shares are issued and outstanding as of the close of business on the date of this Agreement.
(b) The authorized capital stock of Royale consists of (i) 30,000,000 shares of Royale Common Stock, of which [___________] shares are issued and outstanding as of the close of business on the date of this Agreement, and (ii) 10,000,000 shares of Royale Preferred Stock, of which no shares are issued and outstanding as of the close of business on the date of this Agreement.
(c) The authorized capital stock of Royale Merger Sub consists of 1,000,000 shares of common stock, no par value (the “Royale Merger Sub Shares”), of which no Royale Merger Sub Shares are issued and outstanding as of the close of business on the date of this Agreement.
(d) The authorized capital stock of Matrix Merger Sub consists of 1,000,000 shares of common stock, no par value (the “Matrix Merger Sub Shares”), of which no Matrix Merger Sub Shares are issued and outstanding as of the close of business on the date of this Agreement.
(e) Section 5.04(e) of the Royale Disclosure Schedules set forth, as of the date hereof, the name of each Person that is the registered owner of any Parent Shares, Royale Preferred Stock, Royale Merger Sub Shares, or Matrix Merger Sub Shares and the number of such shares owned by such Person.
(f) Except as set forth in Section 5.04(f) of the Royale Disclosure Schedules, the Royale Parties have not issued any capital stock since its most recently filed periodic report under the Exchange Act.
(g) Except as set forth in Section 5.04(g) of the Royale Disclosure Schedules, (i) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of any Royale Party is authorized or outstanding, and (ii) there is no commitment by any Royale Party to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other such rights or to distribute to holders of any of its equity securities any evidence of indebtedness or asset, to repurchase or redeem any securities of the Royale Parties or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security or other such right. There are no declared or accrued unpaid dividends with respect to any shares of Royale Common Stock.
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(h) All issued and outstanding shares of Royale Common Stock, Parent Shares, Royale Merger Sub Shares and Matrix Merger Sub Shares are (i) duly authorized, validly issued, fully paid and non-assessable; (ii) not subject to any preemptive rights created by statute, Royale Charter Documents or any agreement to which any Royale Party is a party; and (iii) free of any Encumbrances created by any Royale Party in respect thereof, other than restrictions as may exist under applicable securities Law and liens in favor of the Royale Parties’ lenders as listed on Section 5.04(h) of the Royale Disclosure Schedules. All issued and outstanding shares of Royale Common Stock, Parent Shares, Royale Merger Sub Shares and Matrix Merger Sub Shares were issued in compliance with applicable Law.
(i) No outstanding Royale Common Stock, Parent Shares, Royale Merger Sub Shares or Matrix Merger Sub Shares are subject to vesting or forfeiture rights or repurchase by the Royale Parties. There are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation or other similar rights with respect to the Royale Parties or any of their securities.
(j) All distributions, dividends, repurchases and redemptions of the capital stock (or other equity interests) of the Royale Parties were undertaken in compliance with the Royale Charter Documents then in effect, any agreement to which any Royale Party was then was a party and in compliance with applicable Law.
Section 5.05 No Prior Operations; No Subsidiaries.  Each of Parent, Matrix Merger Sub and Royale Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.  Other than Parent, Royale Merger Sub and Matrix Merger Sub, the Royale Parties have no Subsidiaries.
Section 5.06 SEC Reports; Financial Statements.  Except as set forth in Section 5.06 of the Royale Disclosure Schedules, Royale has filed all reports, schedules, forms, statements and other documents required to be filed by Royale under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension.  As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  Royale has never been an issuer subject to Rule 144(i) under the Securities Act. The financial statements of Royale included in the SEC Reports (the “Royale Financial Statements”) comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing.  Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and present fairly, in all material respects, the financial position of Royale as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.
Section 5.07 Undisclosed Liabilities.  The Royale Parties have no Liabilities, except (a) those which are accrued, adequately reflected or reserved against in the Royale Financial Statements, (b) those which have been incurred in the ordinary course of business consistent with past practice since September 30, 2016, (c) those which would not reasonably be expected, individually or in the aggregate, to have a Royale Material Adverse Effect, (d) those which have been discharged or paid in full prior to the date hereof in the ordinary course of business, or (e) those which are of a nature not required to be reflected on a balance sheet prepared in accordance with GAAP consistently applied.
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Section 5.08 Absence of Certain Changes, Events and Conditions.  Since the Balance Sheet Date, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of the Royale Parties has been conducted in the ordinary course of business and there has not been or occurred:
(a) any Royale Material Adverse Effect or any event, condition, change or effect that could reasonably be expected to have, individually or in the aggregate, a Royale Material Adverse Effect; or
(b) except as disclosed on Section 5.08 of the Royale Disclosure Schedules, any event, condition, action or effect that, if taken during the period from the date of this Agreement through the Closing Date, would constitute a breach of Section 6.01.
Section 5.09 Royale Material Contracts.  Section 5.09 of the Royale Disclosure Schedules sets forth a list of all Material Contracts to which each Royale Party is party as of the date hereof, including the name of the parties thereto, the date of each such Material Contract and each amendment thereto.  All Material Contracts of each Royale Party are valid, enforceable and in full force and effect, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).  Other than as described in Section 5.09 of the Royale Disclosure Schedules, the Royale Parties are not, and have no Knowledge that any other party thereto is,  in material default under any such Material Contract, no material payments or other obligations are past due except for amounts being contested in good faith, and no circumstance exists that, with notice, the passage of time or both, would constitute a default under any Material Contract of each Royale Party by any Royale Party or, to the Knowledge of each Royale Party, by any other party thereto.  The Royale Parties have not received any written notice of a default, alleged failure to perform or any offset or counterclaim with respect to any Material Contract of each Royale Party that has not been fully remedied and withdrawn.
Section 5.10 Properties and Assets.
(a) Except as would not reasonably be expected to have a Royale Material Adverse Effect, the Royale Parties and their Subsidiaries own and have either good and valid title in fee or a valid leasehold interest, Right of Way or other rights to the land, mineral and other subsurface rights, buildings, structures and other improvements thereon and fixtures thereto necessary to permit it to conduct its business as currently conducted, in each case free and clear of all liens (except in all cases for Permitted Liens).  Except as would not reasonably be expected to have a Royale Material Effect, all leases, Rights of Way or other agreements under which any Royale Party or any of their Subsidiaries lease, access or use any real property are valid, binding and are in force and effect against the Royale Parties or any of their Subsidiaries and, to the Knowledge of each Royale Party, the counterparties thereto, in accordance with their respective terms, and neither the Royale Parties nor any of their Subsidiaries are in default under any such leases, Rights of Way or other agreements.
(b) Each Royale Party and its Subsidiaries has such Rights of Way from each person as are sufficient to conduct its business as currently conducted, except for such Rights of Way the absence of which have not had and would not reasonably be expected to have a Royale Material Adverse Effect.  Each Royale Party and its Subsidiaries has fulfilled and performed all its obligations with respect to such Rights of Way and conducts their business in a manner that does not violate any of the Rights of Way, and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights of Way, except for such revocations, terminations and impairments that have not had and would not reasonably be expected to have a Royale Material Adverse Effect.  All pipelines owned or operated by the Royale Parties and their Subsidiaries are subject to Rights of Way, there are no encroachments or other encumbrances on the Rights of Way that affect the use thereof and there are no gaps (including any gap arising as a result of any breach by a Royale Party or any of their Subsidiaries of the terms of any Rights of Way) in the Rights of Way other than gaps that would not have and would not reasonably be expected to have a Royale Material Adverse Effect.
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(c) Except as would not reasonably be expected to have a Royale Material Adverse Effect, the Royale Parties and their Subsidiaries, as applicable, have defensible title to all of the Royale Interests forming the basis for the reserves reflected in the Royale Financial Statements except for such Royale Interests sold, used, farmed out or otherwise disposed of since December 31, 2015, in the ordinary course of business, free and clear of all liens and Production Burdens other than Production Burdens not yet earned, due or payable and Permitted Liens (other than Production Burdens).  Except as would not reasonably be expected to have a Royale Material Adverse Effect or as set forth on Section 5.10(c) of the Royale Disclosure Schedules, (i) none of the proceeds from the sale of Hydrocarbons produced from the Royale Interests in any producing well are being held in suspense for any reason, and (ii) there are no calls on production or preferential rights to purchase Hydrocarbons and the Royale Parties nor any of their Subsidiaries are not obligated to deliver Hydrocarbons or proceeds from the sale thereof at a future point in time without receiving payment therefor at or after the time of delivery (other than gas balancing arrangements), except for the rights of any lessor to take free gas under the terms of any applicable lease for its use on the lands covered by such lease.  Except as would not reasonably be expected to have a Royale Material Adverse Effect, the Royale Parties and each applicable Subsidiary (A) are in compliance with all valuation agreements, and settlement agreements with respect to Production Burdens, and (B) have paid or will cause to be paid when due all Production Burdens with respect to the Royale Interests and each other royalty, Tax or similar payment, except for such amounts that are being held in suspense as permitted pursuant to applicable Law or the terms of the applicable Contract or as reserved against in the Royale Financial Statements.
(d) All of the wells owned, leased, operated or used by the Royale Parties and their Subsidiaries and all water, carbon dioxide or injection wells located on any property owned, leased, operated or used by the Royale Parties and their Subsidiaries or otherwise associated with the Royale Interests have been drilled, completed and operated within the limits permitted by the applicable Contract granting such rights and applicable Law, and all drilling and completion (and plugging and abandonment) of such wells and all related development, production and other operations have been conducted in compliance with all applicable Laws except, in each case, as would not reasonably be expected to have a Royale Material Adverse Effect.  No well owned, leased, operated or used by any Royale Party or any of their Subsidiaries are subject to material penalties on allowables because of overproduction or violation of any applicable Law.
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(e) All Royale Interests operated by the Royale Parties and their Subsidiaries have been operated in accordance with reasonable, prudent field practices and in compliance with the applicable Contracts, except where the failure to so operate would not reasonably be expected to have a Royale Material Adverse Effect.  None of the Interests of the Royale Parties or their Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the Transactions, except for any such preferential purchase, consent or similar rights that would not reasonably be expected to have a Royale Material Adverse Effect.  Except as set forth on Section 5.10(e) of Royale Disclosure Schedules, none of the Royale Interests are subject to any Tax partnership agreement or provisions requiring a partnership income Tax Return.
(f) There are no material inaccuracies in the report of Netherland, Sewell & Associates, Inc. as of December 31, 2015, and dated February 1, 2016.
(g) Except as set forth on Section 5.10(g) of the Royale Disclosure Schedules, no Royale Party is engaged in any oil, natural gas or other futures or option trading in respect of which it has any material future liability, nor is any Royale Party a party to any price swaps, hedges, futures or similar instruments.  Section 5.10(g) of the Royale Disclosure Schedules sets forth obligations of each Royale Party for the delivery of Hydrocarbons attributable to any of the Royale Interests in the future on account of prepayment, advance payment, take-or-pay or similar obligations without then or thereafter being entitled to receive full value therefor.  Except as set forth on Section 5.10(g) of the Royale Disclosure Schedules, as of the date hereof, no Royale Party is bound by futures, hedge, swap, collar, put, call, floor, cap, option or other Contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, or securities.
(h) Except as provided in Section 5.10(h) of the Royale Disclosure Schedules, there are no mandatory drilling or completion obligations and there are no pending or, to the Knowledge of each Royale Party, expected proposals or elections for drilling, completing, recompleting, reworking, facilities or similar activities that would require such commitment on behalf of the Royale Parties or any of their Subsidiaries within one year of the Royale Merger Effective Time in any of the Royale Interests or any of the contracts governing any of the Royale Interests.
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(i) Except as set forth on Section 5.10(i) of the Royale Disclosure Schedules, none of the Contracts in respect of gathering, processing, storage or transportation of the production of Hydrocarbons from the Royale Interests contain any minimum volume or throughput provisions or require the Royale Parties or any of their Subsidiaries to pay for services regardless of whether the Royale Parties or any of their Subsidiaries deliver such production for use of the services provided for under any such Contract.
(j) Except as set forth in Section 5.10(j) of the Royale Disclosure Schedules, none of the Contracts relating to the Royale Interests (including all oil, gas and mineral leases and similar Contracts) contain any provision (i) requiring the lessee to pay royalties on hedges, (ii) causing the oil, gas or mineral lease or contract to terminate without advance notice and the opportunity to cure resulting in a loss, in whole or in part, of any of the Royale Interests for lessee’s failure to pay royalties or for lessee’s breach of any covenant thereunder, (iii) requiring lessor’s consent to the consummation of the transactions of the type contemplated under this Agreement, or (iv) is expected to result in a mandatory payment or expenditure not otherwise disclosed in Section 5.10(i) of the Royale Disclosure Schedules.
Section 5.11 Intellectual Property.
(a) Section 5.11(a) of the Royale Disclosure Schedules lists all (i) Royale IP Registrations. All required filings and fees related to Royale IP Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Royale IP Registrations are otherwise in good standing, except as would not reasonably be expected to have a Royale Material Adverse Effect.
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(b) The consummation of the transactions contemplated hereunder will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, each Royale Party’s right to own, use or hold for use any material Intellectual Property as owned, used or held for use in the conduct of any Royale Party’s business or operations as currently conducted.
(c) Each Royale Party’s rights in Royale Intellectual Property are valid, subsisting and enforceable, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity) and except as would not reasonably be expected to have a Royale Material Adverse Effect. The Royale Parties have taken all commercially reasonable steps to maintain Royale Intellectual Property and to protect and preserve the confidentiality of all material trade secrets included in the Royale Intellectual Property, except as would not reasonably be expected to have a Royale Material Adverse Effect.
(d) To the Knowledge of each Royale Party, the conduct of Royale’s business as currently and formerly conducted does not infringe, misappropriate or otherwise violate the Intellectual Property or other rights of any Person, except as would not reasonably be expected to have a Royale Material Adverse Effect. To the Knowledge of each Royale Party, no Person is currently infringing, misappropriating, diluting or otherwise violating, any Royale Intellectual Property in a way as would be expect to have a Royale Material Adverse Effect.
(e) There are no Actions (including any oppositions, interferences or re-examinations) pending or, to the Knowledge of each Royale Party, threatened: (i) alleging any infringement, misappropriation, dilution or violation of the Intellectual Property of any Person by the Royale Parties; (ii) challenging the validity, enforceability, registrability or ownership of any Royale Intellectual Property or the Royale Parties’ rights with respect to any Royale Intellectual Property; or (iii) by the Royale Parties or any other Person alleging any infringement, misappropriation, dilution or violation by any Person of Royale Intellectual Property. The Royale Parties are not subject to any outstanding Governmental Order (including any motion or petition therefor) that does or would restrict or impair the use of any material Royale Intellectual Property.
Section 5.12 Insurance.  Section 5.12 of the Royale Disclosure Schedules sets forth a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance maintained by the Royale Parties and relating to the assets, business, operations, employees, officers and directors of each Royale Party (collectively, the “Royale Insurance Policies”) and true and complete copies of Royale Insurance Policies have been made available to Matrix. The Royale Insurance Policies are in full force and effect with respect to the period covered. The Royale Parties have not received any written notice of cancellation of or materially adverse alteration of coverage under, any of such Royale Insurance Policies. All premiums or installment payments of premiums due on such Royale Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of the Royale Insurance Policy. All such Royale Insurance Policies are valid and binding in accordance with their terms. Except as set forth on Section 5.12 of the Royale Disclosure Schedules, there are no material claims related to the business of any Royale party pending under any Royale Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. The Royale Parties are not in material default under, and have not otherwise failed to comply with, in any material respect, any provision contained in any such Royale Insurance Policy.
Section 5.13 Legal Proceedings; Governmental Orders.
(a) There are no Actions pending or, to each Royale Party’s Knowledge, threatened (a) against or by the Royale Parties affecting any of its properties or assets; or (b) against or by the Royale Parties that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.
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(b) There are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against or affecting any Royale Party or any of their properties or assets. The Royale Parties are in compliance with the terms of each Governmental Order set forth in Section 5.13(b) of the Royale Disclosure Schedules.  No event has occurred or circumstances exist that may constitute or result in (with or without notice or lapse of time) a violation of any such Governmental Order.
Section 5.14 Compliance With Laws; Permits.
(a) Except as set forth in Section 5.14(a) of the Royale Disclosure Schedules, the Royale Parties have complied, and are now complying, with all Laws applicable to it or its business, properties or assets, in each case, except as would not reasonably be expected to have a Royale Material Adverse Effect.
(b) All material Permits required for the Royale Parties to conduct their business have been obtained by it and are valid and in full force and effect. The Royale Parties are in compliance, in all material respects, with the terms of such material Permits No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any material Permit except as would not reasonably be expected to have a Royale Material Adverse Effect.
Section 5.15 Environmental Laws.  The Royale Parties and their Subsidiaries (i) are in compliance with all Environmental Laws, (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Royale Material Adverse Effect.
Section 5.16 Employee Benefit Matters.
(a) Section 5.16 of the Royale Disclosure Schedules lists each Employee Benefit Plan that each Royale Party or any ERISA Affiliate maintains or to which each Royale Party or any ERISA Affiliate contributes or is a participating employer (collectively, the “Royale Benefit Plans”).  With respect to each Royale Benefit Plan, the Royale Parties have delivered to Royale true and complete copies of all plan documents and summary plan descriptions, the most recent determination letter (or opinion letter) received from the Internal Revenue Service, the most recent Form 5500 Annual Reports, and all related trust agreements associated with such Royale Benefit Plan.
(b) Each Royale Benefit Plan (and each related trust, insurance contract or fund) has been administered and operated in material compliance with the terms of the applicable controlling documents and with the applicable provisions of ERISA, the IRC and all other Applicable Laws, except as would not reasonably be expected to have a Royale Material Adverse Effect.  Each Royale Benefit Plan (including any material amendments thereto) that is capable of approval by, or registration for or qualification for special tax status with, the appropriate taxation, social security or supervisory authorities in the relevant jurisdiction has received such approval, registration or qualification or there remains a period of time in which to obtain such approval, registration or qualification retroactive to the date of any material amendment that has not previously received such approval, registration or qualification.
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(c) Except as would not reasonably be expected to have a Royale Material Adverse Effect, all required reports, descriptions and disclosures have been filed or distributed appropriately and in accordance with applicable Law with respect to each Royale Benefit Plan.  The requirements of Part 6 of Subtitle B of Title I of ERISA and of Section 4980B of the IRC have been met with respect to each Royale Benefit Plan that is a group health plan.
(d) All contributions (including all employer contributions and employee salary reduction contributions) that are due and owing have been paid to each Royale Benefit Plan (or related trust or held in the general assets of any Royale Party or one or more ERISA Affiliates or accrued, as appropriate), and all contributions for any period ending on or before the Closing Date that are not yet due have been paid to each Royale Benefit Plan or accrued in accordance with the past custom and practice of the Royale Parties and the ERISA Affiliates.  All premiums or other payments for all periods ending on or before the Closing Date have been paid with respect to each Royale Benefit Plan that is an Employee Welfare Benefit Plan.
(e) Each Royale Benefit Plan that is an Employee Pension Benefit Plan and that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the IRC meets such requirements and has either received or applied for (or has time remaining to apply for) a favorable determination letter (or, in the case of a prototype plan, an opinion letter) from the Internal Revenue Service within the applicable remedial amendment periods.
(f) No Royale Benefit Plan, or Employee Benefit Plan maintained, sponsored or contributed to by any Royale Party or ERISA Affiliate in the six year period preceding the Closing Date is or has been subject to the minimum funding requirements of Section 412 of the IRC or subject to Title IV of ERISA.
(g) None of the Royale Benefit Plans promises or provides retiree medical, health or life insurance or other welfare type benefits for current or future retired or terminated employees, their spouses or their dependents (other than in accordance with Section 4980B of the IRC) that cannot be unilaterally terminated by a Royale Party or an ERISA Affiliate.
(h) Each Royale Benefit Plan has been administered in accordance with its terms, except as would not reasonably be expected to have a Royale Material Adverse Effect.  No Royale Party nor any ERISA Affiliate has entered into any agreement, arrangement or understanding, whether written or oral, with any trade union, works council or other employee representative body or any number or category of its employees that would prevent, restrict or impede the implementation of any layoff, redundancy, severance or similar program within its or their respective workforces (or any part of them).
(i) There are no unresolved claims or disputes under the terms of, or in connection with, any Royale Benefit Plan (other than routine undisputed claims for benefits), and no action, legal or otherwise, has been commenced with respect to any such claim or dispute, except, in each case, as would not reasonably be expected to have a Royale Material Adverse Effect.
(j) With respect to each Royale Benefit Plan that Royale or any ERISA Affiliate maintains or to which any of them contributes:
(i) To the Knowledge of each Royale Party, there have been no “prohibited transaction,” as such term is defined in Section 406 of ERISA or Section 4975 of the IRC, with respect to any such Royale Benefit Plan that would subject any Royale Party or ERISA Affiliate to a tax or penalty imposed pursuant to Section 4975 of the IRC or Section 502(c), (i) or (l) of ERISA.
(ii) No Royale Party nor, to the Knowledge of any Royale Party, any ERISA Affiliate (by way of indemnification, directly or otherwise) has any liability or penalty under Sections 4976 through 4980 of the IRC or Title I of ERISA with respect to any Royale Benefit Plan.
(iii) No action, suit, proceeding, hearing or investigation with respect to the administration or the investment of the assets of any Royale Benefit Plan (other than routine claims for benefits) is pending or, to the Knowledge of any Royale Party, threatened, and to the Knowledge of any Royale Party, there is no basis for any such action, suit, proceeding, hearing or investigation, except, in each case, as would not reasonably be expected to have a Royale Material Adverse Effect.
(k) Neither the execution and delivery of this Agreement or any Ancillary Document to which the Royale Parties are a party, nor the Merger, the Exchange or any Other Exchange will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any officer, director or employee of any Royale Party; (ii) materially increase any benefits otherwise payable by the Royale Parties; or (iii) result in the acceleration of the time of payment or vesting of any such benefits.
(l) No Royale Benefit Plan is funded with or allows for payments or distributions in any employer security of the Royale Parties, including, but not limited to, employer securities as defined in Section 407(d)(1) of ERISA, or employer real property as defined in Section 407(d)(2) or ERISA.
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Section 5.17 Employment Matters.
(a) Section 5.17(a) of the Royale Disclosure Schedules contains a list of all persons who are employees of the Royale Parties as of the date hereof, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate; (v) commission, bonus or other incentive-based compensation; and (vi) a description of the fringe benefits provided to each such individual as of the date hereof.
(b) Except as set forth in Section 5.17(b) of the Royale Disclosure Schedules, the Royale Parties are not, and have not been for the past three (3) years, a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a Union, and there is not, and has not been for the past three (3) years, any Union representing or purporting to represent any employee of the Royale Parties, and, to each Royale Party’s Knowledge, no Union or group of employees is seeking to organize employees for the purpose of collective bargaining. Except as set forth in Section 5.17(b) of the Royale Disclosure Schedules, to the Knowledge of each Royale Party, there has been no threat of any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting the Royale Parties or any of their employees.
(c) Except as would not reasonably be expected to have a Royale Material Adverse Effect, the Royale Parties are in compliance with all applicable Laws pertaining to employment and employment practices to the extent they relate to employees of the Royale Parties, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance. All individuals characterized and treated by the Royale Parties as independent contractors or consultants are properly treated as independent contractors under all applicable Laws, except as would not reasonably be expected to have a Royale Material Adverse Effect. All employees of the Royale Parties classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified, except as would not reasonably be expected to have a Royale Material Adverse Effect. Except as set forth in Section 5.17(c) of the Royale Disclosure Schedules, there are no Actions against any Royale Party pending, or to each Royale Party’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former applicant, employee, consultant or independent contractor of the Royale Parties, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wage and hours or any other employment-related matter arising under applicable Laws.
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Section 5.18 Taxes.  Except as set forth in Section 5.18 of the Royale Disclosure Schedules:
(a) All Tax Returns required to be filed on or before the Closing Date by the Royale Parties have been, or will be, timely filed. All Taxes due and owing by the Royale Parties (whether or not shown on any Tax Return) have been, or will be, timely paid.
(b) The Royale Parties have withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder or other party, and complied with all information reporting and backup withholding provisions of applicable Law.
(c) No claim has been made by any taxing authority in any jurisdiction where Royale or any of its Subsidiaries do not file Tax Returns that it is, or may be, subject to Tax by that jurisdiction.
(d) No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of Royale or any of its Subsidiaries.
(e) The amount of the Royale’s Liability for unpaid Taxes for all periods ending on or before December 31, 2015, does not, in the aggregate, exceed the amount of accruals for Taxes (excluding any accrual for Taxes with respect to timing differences between financial accounting income and taxable income) reflected on the Royale Financial Statements. The amount of the Royale’s Liability for unpaid Taxes for all periods following the end of the recent period covered by the Royale Financial Statements shall not, in the aggregate, exceed the amount of accruals for Taxes (excluding any accrual for Taxes with respect to timing differences between financial accounting income and taxable income) as adjusted for the passage of time in accordance with the past custom and practice of Royale (and which accruals shall not exceed comparable amounts incurred in similar periods in prior years).
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(f) Section 5.18(f) of the Royale Disclosure Schedules sets forth:
(i) the taxable years of  Royale as to which the applicable statutes of limitations on the assessment and collection of Taxes have not expired;
(ii) those years for which examinations by the taxing authorities have been completed; and
(iii) those taxable years for which examinations by taxing authorities are presently being conducted.
(g) All deficiencies asserted, or assessments made, in writing against the Royale Parties as a result of any examinations by any taxing authority have been fully paid or otherwise finally resolved.
(h) The Royale Parties are not a party to any Action by any taxing authority. There are no pending or threatened Actions by any taxing authority.
(i) The Royale Parties have delivered to Matrix copies of all federal, state, local and foreign income, franchise and similar Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by, Royale or any of its Subsidiaries for all Tax periods ending after January 1, 2014.
(j) There are no Encumbrances for Taxes (other than for current Taxes not yet due and payable) upon the assets of the Royale Parties.
(k) The Royale Parties are not a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement (other than any agreement entered into in the ordinary course of business with incidental tax provisions, such as loan agreements, leases, and hedging contracts).
(l) No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any taxing authority with respect to the Royale Parties.
(m) Royale has not been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes. Royale has no Liability for Taxes of any Person (other than the Royale Parties) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Law), as transferee or successor, by contract or otherwise (other than pursuant to any agreement entered into in the ordinary course of business with incidental tax provisions, such as loan agreements, leases, and hedging contracts).
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(n) The Royale Parties will not be required to include any item of income in, or exclude any item or deduction from, taxable income for taxable period or portion thereof ending after the Closing Date as a result of:
(i) any change in a method of accounting under Section 481 of the IRC (or any comparable provision of state, local or foreign Tax Laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date;
(ii) an installment sale or open transaction occurring on or prior to the Closing Date;
(iii) a prepaid amount received on or before the Closing Date;
(iv) any closing agreement under Section 7121 of the IRC, or similar provision of state, local or foreign Law; or
(v) any election under Section 108(i) of the IRC.
(o) Royale has not been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the IRC.
(p) Each Royale Party is not, and has not been, a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the IRC and Treasury Regulations Section 1.6011-4(b).
(q) Within the last three (3) years, Royale has not owned any material assets located outside the United State or conducted a material trade or business outside the United States.
(r) Each Royale Party is not an investment company as defined in Section 351(e)(1) of the IRC.
(s) Each Royale Party is not under the jurisdiction of a court in a title 11 or similar case within the meaning of Sections 351(e)(2) and 368(a)(3)(A) of the IRC.
(t) None of the Royale Stockholders owning more than 5% of the number of shares of Royale Common Stock outstanding immediately before the Royale Merger is a “foreign person” within the meaning of Treasury Regulation Section 1.1445-2(b).
Section 5.19 Books and Records.  The minute books and stock record books of the Royale Parties, all of which have been made available to Matrix, are complete and correct and have been maintained in accordance with sound business practices. The minute books of the Royale Parties contain accurate and complete records of all meetings, and actions taken by written consent of, the Royale Stockholders, the Royale Board and any committees of the Royale Board, and no meeting, or action taken by written consent, of any such Royale Stockholders, Royale Board or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of the Royale Parties.
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Section 5.20 Related Party Transactions.  Section 5.20 of the Royale Disclosure Schedules lists all Contracts between the Royale Parties and any executive officer or director of the Royale Parties or any person owning 5% or more of the Royale Common Stock (or any of such person’s immediate family members or Affiliates of such person) or by which any executive officer or director of a Royale Party or any person owning 5% or more of the Royale Common Stock (or any of such person’s immediate family members or Affiliates) has any interest in any property owned by the Royale Parties.
Section 5.21 Brokers.  Except for any fee which may become due to Northland Capital Markets on completion of the Merger, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Document based upon arrangements made by or on behalf of the Royale Parties.
Section 5.22 Legal Proceedings.  There are no Actions pending or, to the Royale Parties’ Knowledge, threatened against or by any Royale Party or any of their respective Affiliates that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. To the Knowledge of each Royale Party, no event has occurred or circumstances exist that may give rise or serve as a basis for any such Action.
Section 5.23 Registration Statement.  None of the information included or incorporated by reference in the Registration Statement to be filed pursuant to Section 6.03, its letter to the stockholders, notice of meeting, proxy statement and forms of proxy, to be filed with the SEC in connection with the Merger, will, at the date it is first mailed to Royale’s stockholders or at the time of Royale Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Royale Parties with respect to statements made or incorporated by reference therein based on information supplied by Matrix expressly for inclusion or incorporation by reference in the Registration Statement. The Registration Statement will comply as to form in all material respects with the requirements of the Exchange Act.
Section 5.24 Opinion of Financial Advisor.  Royale has received the opinion of Northland Capital Markets, dated as of the date of this Agreement, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the terms of the Mergers are fair from a financial point of view to Royale and its shareholders, and such opinion has not been rescinded or revoked.
Section 5.25 No Other Representations or Warranties.  Except for the representations and warranties contained in this ARTICLE V (giving effect to the Royale Disclosure Schedules), neither Royale nor Parent makes any representation or warranty, express or implied on behalf of any Royale Party or any of its affiliates in connection with this Agreement or the transactions contemplated hereby.
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ARTICLE VI
Certain Covenants and Agreements of Parent, Royale and the Partners
The Partnership and the Partners further agree with the Parent and Royale, and Royale and Parent further agree with the Partnership and the Partners, that from the date hereof through the Closing Date:
Section 6.01 Conduct of Business Prior to the Closing.  From the date hereof until the Closing, except as otherwise provided in this Agreement or consented to in writing by the parties (which consent shall not be unreasonably withheld or delayed), each of Parent, Royale and their respective Subsidiaries, Matrix, the Partnership and its Subsidiaries, shall (x) conduct their respective businesses in the ordinary course of business consistent with past practice; and (y) use reasonable best efforts to maintain and preserve intact the current organization, business and franchise of each of their respective business organizations and to preserve the rights, franchises, goodwill and relationships of the respective employees, customers, lenders, suppliers, regulators and others having business relationships with such business organizations. Without limiting the foregoing, from the date hereof until the Closing Date, each of Parent, Royale and their respective Subsidiaries, Matrix, the Partnership and its Subsidiaries, shall:
(a) preserve and maintain all of its Permits;
(b) pay its debts, Taxes and other obligations when due;
(c) maintain the properties and assets owned, operated or used by it in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear;
(d) not (i) amend or propose to amend the Partnership Charter Documents, with respect to The Partnership, or the Royale Charter Documents, with respect to Royale, (ii)  split, combine, subdivide or reclassify any their outstanding capital stock, partnership interest or any other securities, (iii) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, or make any other distribution in respect of any securities, except for (A) dividends by a direct or wholly-owned Subsidiary of the applicable Person to its parent, (B) with respect to the Partnership, distributions in the amount necessary for any Tax obligations of the Partners, or (iv) repurchase, redeem or otherwise acquire, or modify or amend, any capital stock, partnership interest or any other securities or any rights, warrants or options to acquire any such securities except, with respect to each of the foregoing, the issuance of securities upon the exercise of outstanding options, warrants, rights, or upon the conversion of outstanding securities;
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(e) not, nor shall it permit any of its Subsidiaries to (i) redeem, purchase, acquire or offer to purchase or acquire any of its or their capital stock, partnership interest or any other securities or any options, warrants or rights to acquire any of its or their securities or any security convertible into or exchangeable for its or their securities, (ii) make any acquisition of any capital stock, assets or businesses of any other Person other than expenditures for current assets in the ordinary course of business consistent with past practice and expenditures for fixed or capital assets in the ordinary course of business consistent with past practice, (iii) sell, pledge, dispose of or encumber any assets or businesses that are material to the Royale or the Partnership, as applicable, or their respective Subsidiaries, except, with respect to each of the foregoing, (A) sales, leases, rentals and licenses in the ordinary course of business consistent with past practice, (B) pursuant to Contracts that are in force at the date of this Agreement and are disclosed in the Disclosure Schedules, (C) dispositions of obsolete or worthless assets, and (D) the transfer of legal title to direct working interests in oil and gas or mineral properties held by Royale for the benefit of third parties to Royale’s wholly owned Subsidiary, Royale DWI Interests, LLC, or (iv) enter into any Contract with respect to any of the foregoing items (i) through (iii);
(f) not, nor shall it permit any of its Subsidiaries to (i) issue, sell, pledge, grant or dispose of, or agree to issue, sell, pledge, grant or dispose of, any equity awards under any Partnership Benefit Plans, with respect to the Partnership, or Royale Benefit Plans, with respect to Royale, incentive plans, or any additional capital stock, partnership interest or any other securities (except, with respect to Royale, shares issuable to officers and directors as compensation for services pursuant to the agreements described in the registration statement on Form S-8 filed with the SEC by Royale on April 16, 2016), or any options, warrants or rights of any kind to acquire any securities, or of any debt or equity securities convertible into or exchangeable for its capital stock, partnership interest or any other securities, or (ii) incur or assume any indebtedness for borrowed money or guarantee any indebtedness or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Partnership or Royale, respectively, or any of its applicable Subsidiaries; except each of Royale and the Partnership may from time to time, borrow, repay and reborrow under its revolving credit facility, and pledge their properties, issue debt securities and amend, modify, increase, extend, replace or refinance such bank credit facility;
(g) not pay, discharge or satisfy any material claims, material liabilities or material obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction (i) of any such material claims, material liabilities or material obligations in the ordinary course of business consistent with past practice or (ii) of material claims, material liabilities or material obligations reflected or reserved against in, or contemplated by, the Matrix Financial Statements (or the notes thereto) or the Royale Financial Statements (or the notes thereto);
(h) not enter into, amend, modify or renew any employment, consulting, severance or similar contract with, pay any bonus or grant any material increase in salary, wage or other compensation or any increase in any employee benefit to, any of its directors, officers or employees, except in each such case (i) as may be required by applicable Law, or (ii) to satisfy obligations existing as of the date hereof pursuant to the terms of contracts that are in effect on the date hereof;
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(i) except in the ordinary course of business, not materially modify or amend, or terminate any Material Contract, or waive, relinquish, release or terminate any material right or material claim, or enter into any contract that would have been a Material Contract if it had been in existence at the time of the execution of this Agreement;
(j) continue in full force and effect without modification all Insurance Policies, except as required by applicable Law;
(k) defend and protect its properties and assets from infringement or usurpation;
(l) perform all of its obligations under all Contracts relating to or affecting its properties, assets or business;
(m) maintain its books and records in accordance with past practice;
(n) comply in all material respects with all applicable Laws; and
(o) not take or permit any action that would cause any of the changes, events or conditions described in Section 4.08, with respect to Partnership, or described in Section 5.08, with respect to Royale, to occur.
Section 6.02 Access to Information; Confidentiality; No-Shop.
(a) Subject to applicable Law relating to the exchange of information, the parties shall afford to each other and the other’s accountants, counsel, financial advisors, and sources of financing reasonable access during normal business hours with reasonable notice, throughout the period from the date hereof until the Closing, to all of their respective properties, books, contracts and records (including, but not limited to, Tax Returns) and, during such period, shall furnish promptly (i) a copy of each report, schedule and other document filed or received by any of them pursuant to the requirements of federal or state securities Laws or filed by any of them with the SEC in connection with the transactions contemplated by this Agreement, such other information concerning its businesses, properties and personnel as any party shall reasonably request, and will use reasonable efforts to obtain the reasonable cooperation of its officers, employees, counsel, accountants, consultants and financial advisors in connection with the review of such other information by the parties and their respective representatives.
(b) Royale, Matrix and the Partnership shall comply with, and shall cause their respective Representatives to comply with, their respective obligations under the letter of intent dated July 20, 2016, between Royale and Matrix (the “Letter of Intent”) with respect to the treatment of Confidential Information (as defined in the Letter of Intent).  During the Exclusive Period (as defined in the Letter of Intent), the Partnership will comply with its obligations under the no-shop provisions of Section 2 thereof, and Royale will comply with its obligations under the no-shop provisions of Section 3 thereof; provided that following public announcement of a proposed Transaction (as defined in the Letter of Intent) involving Royale and the Partnership, the provisions of the Letter of Intent restricting disclosure of the fact that the parties are in discussions regarding a Transaction shall no longer apply.
Section 6.03 Registration Statement; Approval by Royale’s Stockholders.
(a) Royale shall file with the Securities and Exchange Commission (the “SEC”) and any state securities regulatory agency where required a Registration Statement on Form S-4 to register the common stock of Royale to be issued as Exchange Consideration and to provide Proxy Statement/Prospectus to Royale’s stockholders seeking approval of the Merger.  Royale, with the cooperation of the Partnership, shall use its reasonable best efforts to make effective the Registration Statement on Form S-4, and once effective use the Proxy Statement/Prospectus to solicit proxies and conduct a meeting of Royale’s stockholders to obtain the approval of its shareholders for the Merger and the Exchange.
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(b) Without limiting the generality of the foregoing, the Partnership and Matrix will furnish Royale the information relating to it required by the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Registration Statement. Royale shall not file the Registration Statement or any amendment or supplement thereto without providing the Partnership a reasonable opportunity to review and comment thereon (which comments shall be reasonably considered by Royale).  Each of the parties shall use reasonable best efforts to cause the Registration Statement and the Proxy Statement/Prospectus to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC.
(c) Each party hereto shall promptly furnish to the other party all information concerning such party and such party’s stockholders or partners, as applicable, that may be required or reasonably requested in connection with any action contemplated by this Section 6.03. Royale shall use its reasonable best efforts to resolve, and each party agrees to consult and cooperate with the other party in resolving, all SEC comments with respect to the Registration Statement as promptly as practicable after receipt thereof and to cause the Registration Statement in definitive form to be cleared by the SEC and mailed to Royale’s stockholders as promptly as reasonably practicable following filing with the SEC. Royale shall as soon as reasonably practicable (i) notify the Partnership of the receipt of any comments from the SEC with respect to the Registration Statement and any request by the SEC for any amendment to the Registration Statement or for additional information and (ii) provide the Partnership with copies of all written correspondence between Royale and its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Registration Statement. Each of the parties shall use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to the stockholders of Royale and the Partners as promptly as practicable after the date on which the Registration Statement is declared effective under the Securities Act.
(d) Subject to the terms set forth in this Agreement, Royale shall take all action necessary to duly call, give notice of, convene and hold a special meeting of Royale stockholders to consider and vote on this Agreement, the Mergers and related transactions (the “Royale Stockholders Meeting”) as soon as reasonably practicable after the date of this Agreement, and, in connection therewith, Royale shall mail the Proxy Statement/Prospectus to the holders of Royale Common Stock and Royale Preferred Stock, if any, in advance of such meeting. Royale shall use reasonable best efforts to (i) solicit from the holders of Royale Common Stock and the Royale Preferred Stock proxies, in compliance with all applicable laws, in favor of the adoption of this Agreement and approval of the Merger and (ii) take all other actions necessary or advisable to secure the vote or consent of the holders of Royale Common Stock and Royale Preferred Stock, if any, required by applicable Law to obtain such approval. The Proxy Statement/Prospectus shall notify such Stockholders of their dissent and appraisal rights pursuant to Chapter 13 of the CCC and include a copy of Sections 1300, 1302, 1303 and 1304 of the CCC and all such other information as the Partnership shall reasonably request, and shall be sufficient in form and substance to start the thirty (30) day period during which a Stockholder must demand appraisal of such Stockholder’s capital stock as contemplated by Section 1301 of the CCC. All materials submitted to the Stockholders in accordance with this Section 6.03(d) shall be subject to advance review and reasonable approval by Matrix as general partner on behalf of the Partnership.  Royale shall keep the Partnership updated with respect to proxy solicitation results as requested by Matrix.  Notwithstanding anything contained herein to the contrary, Royale shall not be required to hold Royale Stockholders Meeting if this Agreement is terminated before the meeting is held.
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Section 6.04 Approval of the Partnership and the Partners.
(a) Subject to the terms set forth in this Agreement, the Partnership and Matrix shall take all action necessary to seek the written consent of the Partners to approve this Agreement and related transactions (the “Requisite Partners’ Consent”) in accordance with the requirements of the Partnership Charter Documents and the CULPA on or before the time of the Royale Stockholders Meeting, and, in connection therewith, the Partnership shall mail the Proxy Statement/Prospectus to the Partners as soon as reasonably practicable after the date of this Agreement. The Partnership shall use reasonable best efforts to (i) solicit consents from the Partners, in compliance with all applicable laws, in favor of the adoption of this Agreement and approval of the Exchange, and (ii) take all other actions necessary or advisable to secure the vote or consent of the holders of the Partners required by applicable Law to obtain such approval. All materials submitted to the Stockholders in accordance with this Section 6.04(a) shall be subject to Royale’s advance review and reasonable approval.  The Partnership and Matrix shall keep Royale updated with respect to the consent solicitation results as requested Royale.  Notwithstanding anything contained herein to the contrary, the Partnership shall not be required to deliver or continue solicitation of consents from the Partners if this Agreement is terminated before the Royale Stockholders Meeting is held.
Section 6.05 Certain Pre-Merger Actions of Royale Parties.
(a) Parent and Royale.  Royale will take all action necessary to cause each of Parent, Royale and each of their Subsidiaries to perform its obligations under this Agreement and to consummate the Exchange on the terms and conditions set forth in this Agreement. Until the Closing, Parent will not carry on any business or conduct any operations other than the execution of this Agreement, the Merger Agreement and the performance of its obligations reasonably related to such agreements.
(b) Royale Energy Direct Working Interest Trust.  Prior to the Merger, Royale will cause certain assets and liabilities related to the ownership of direct working interests in oil and gas properties which are held for the benefit of third parties to be transferred to a separate, wholly owned subsidiary of Royale for the benefit of the third party working interest holders.
Section 6.06 Notice of Certain Events.
(a) From the date hereof until the Closing, the Partnership shall promptly notify Royale in writing of:
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(i) any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by the Partners hereunder not being true and correct, or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 8.01 or 8.02 to be satisfied;
(ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;
(iii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and
(iv) any Actions commenced or, to Matrix’s Knowledge, threatened against, relating to or involving or otherwise affecting Matrix that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to would have been required to have been disclosed pursuant to Section 4.16 or that relates to the consummation of the transactions contemplated by this Agreement.
(b) From the date hereof until the Closing, Royale shall promptly notify the Partnership in writing of:
(i) any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Royale Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by any of the Royale Parties hereunder not being true and correct, or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 8.01 or 8.03 to be satisfied;
(ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;
(iii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and
(iv) any Actions commenced or, to the Knowledge of any of the Royale Parties, is threatened against, relating to or involving or otherwise affecting any of the Royale Parties that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 5.13 or that relates to the consummation of the transactions contemplated by this Agreement.
(c) The receipt of information by any Party pursuant to this Section 6.06 shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by any other Party in this Agreement  and shall not be deemed to amend or supplement the Disclosure Schedules.
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Section 6.07 Public Announcements.  In connection with the execution and delivery of this Agreement, Royale and Matrix shall issue a joint press release mutually agreed to by Matrix (on behalf of itself, the Partnership and certain other Matrix LPs) and Royale.  Royale, in its discretion, shall be entitled to convene an investor conference call in conjunction with the issuance of such press release.  Except for the press release and such conference call, no party shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to this Agreement, the Mergers, the Ancillary Documents, the Exchanges, or the other transactions contemplated hereby without the prior written consent of the other parties (which consent shall not be unreasonably withheld or delayed), except as may be required by Law, including applicable SEC requirements, applicable fiduciary duties or by any applicable listing agreement with a mutually agreed national securities exchange (in which case such party shall not issue or cause the publication of such press release or other public statement without prior consultation with the other party).
Section 6.08 Governmental Approvals and Consents.
(a) Each party hereto shall, as promptly as possible, (i) make, or cause or be made, all filings and submissions  required under any Law applicable to such party or any of its Affiliates; and (ii) use reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the Ancillary Documents. Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.
(b) The Partnership and Royale shall use reasonable best efforts to give all notices to, and obtain all consents from, all third parties that are described in Section 4.03 and Section 5.03 of the Disclosure Schedules.
(c) Without limiting the generality of the parties’ undertakings pursuant to subsections (a) and (b) above, each of the parties hereto shall use all reasonable best efforts to:
(i) respond to any inquiries by any Governmental Authority regarding antitrust or other matters with respect to the transactions contemplated by this Agreement or any Ancillary Document;
(ii) avoid the imposition of any order or the taking of any action that would restrain, alter or enjoin the transactions contemplated by this Agreement or any Ancillary Document; and
(iii) in the event any Governmental Order adversely affecting the ability of the parties to consummate the transactions contemplated by this Agreement or any Ancillary Document has been issued, to have such Governmental Order vacated or lifted.
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(d) All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either party before any Governmental Authority or the staff or regulators of any Governmental Authority, in connection with the transactions contemplated hereunder (but, for the avoidance of doubt, not including any interactions between Matrix or the Royale Parties and Governmental Authorities in the ordinary course of business, any disclosure which is not permitted by Law or any disclosure containing confidential information) shall be disclosed to the other party hereunder in advance of any filing, submission or attendance, it being the intent that the parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals. Each party shall give notice to the other party with respect to any meeting, discussion, appearance or contact with any Governmental Authority or the staff or regulators of any Governmental Authority, with such notice being sufficient to provide the other party with the opportunity to attend and participate in such meeting, discussion, appearance or contact.
(e) Notwithstanding the foregoing, nothing in this Section 6.08 shall require, or be construed to require, the Partnership or Royale or any of their Affiliates to agree to (i) sell, hold, divest, discontinue or limit, before or after the Closing Date, any assets, businesses or interests of Royale, the Partnership or any of their respective Affiliates; (ii) any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses or interests which, in either case, could reasonably be expected to result in a Partnership Material Adverse Effect or a Royale Material Adverse Effect, or which would materially and adversely impact the economic or business benefits to Parent, Royale, Matrix, the Partnership or their respective stockholders or partners, of the transactions contemplated by this Agreement; or (iii) any material modification or waiver of the terms and conditions of this Agreement.
Section 6.09 Closing Conditions.  From the date hereof until the Closing, each party hereto shall use reasonable best efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in ARTICLE VIII hereof.
Section 6.10 Subsequent Filings.  Until the earlier of the Closing Date or the termination of this Agreement, Royale will timely file with the SEC each form, report and document required to be filed by Royale under the Exchange Act.  As of their respective dates, none of such reports shall contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The audited consolidated financial statements and unaudited interim financial statements of Royale included in such reports shall be prepared in accordance with United States generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto) and shall present fairly, in all material respects, the financial position of Royale and its consolidated Subsidiaries as at the dates thereof and the results of their operations and changes in financial position for the periods then ended.
Section 6.11 Stockholder Litigation.  Royale shall promptly advise Matrix orally and in writing of any shareholder litigation commenced against Royale and/or its directors relating to this Agreement, the Royale Merger, the Matrix Merger and/or the transactions contemplated by this Agreement or the Ancillary Documents and shall keep the Partnership fully informed regarding any such shareholder litigation. Royale shall give Matrix the opportunity to consult with Royale regarding the defense or settlement of any such shareholder litigation, shall give due consideration the advice of the Partnership with respect to such shareholder litigation.
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Section 6.12 Takeover Statutes.  If any “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Law becomes or is deemed to be applicable to Matrix, the Partnership, any of the Royale Parties, this Agreement, the Merger or any transaction contemplated by hereby or thereby, then each of the Partnership and the Royale Parties shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover Law inapplicable to the foregoing.
Section 6.13 Listing on National Securities Exchange.  Royale, Parent and Matrix shall each use their reasonable best efforts to have the Parent Common Stock to be issued in connection with the Exchange and the Merger ( as well as the Parent Common Stock to be issued upon the other LP Exchanges, conversion of the Series B Preferred Stock which is to be issued in connection with the Debt Exchange, and Parent Common Stock to be issued upon exercise of outstanding warrants and options to purchase Royale Common Stock), upon effectiveness of the Royale Merger, listed or approved for listing upon notice of issuance on a national securities exchange.
Section 6.14 Further Assurances.  Each party shall, at any time and from time to time after the date hereof, upon reasonable request by another party and without further consideration, execute and deliver such instruments or other documents and take such further action as may be reasonably required in order to perfect any other undertaking made by the party hereunder, or to vest, perfect or confirm of record or otherwise, the equity interests assigned in connection with the Exchange.
Section 6.15 Reserved.
Section 6.16 Certain Tax Matters.
(a) Parent, Royale, Matrix and the Partnership shall each use their reasonable best efforts to cause the Mergers and Exchanges (“Contributions”) to qualify as a tax-deferred capital contribution within the meaning of Section 351 of the I.R.C., and before or after the Closing, none of Parent, Royale, Matrix or the Partnership shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could cause the Contributions to fail to qualify under Section 351 of the I.R.C.
(b) Parent, Royale, Matrix and the Partnership shall comply with the record keeping and information reporting requirements set forth in U.S. Treasury Regulation Section 1.351-3.
(c) Royale and the Partnership shall each use its reasonable best efforts to obtain the Tax opinions set forth in Sections 7.02(g) and 7.03(f).
(d) Officers of Royale and Matrix, as general partner of the Partnership, shall execute and deliver, respectively, to Strasburger & Price, LLP, Tax counsel for Royale, and Porter Hedges LLP, Tax counsel for Matrix, certificates substantially in the form agreed to by the parties and such law firms at such time or times as may reasonably be requested by such law firms, including (i) prior to the time the Registration Statement is declared effective by the SEC, (ii) prior to the Matrix Merger Effective Time and the Royale Merger Effective Time, and (iii) prior to Closing (if not Closing does not occur substantially concurrently with such merger effective times), in connection with such Tax counsel’s respective delivery of opinions pursuant to Sections 7.02(g) and 7.03(f).  Each of Royale and Matrix shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the certificates described in this Section 6.16.
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(e) For federal income tax purposes, Parent, Royale, Matrix and the Partnership shall treat:
(i) the Matrix Stockholders as the owners of the Matrix Common Stock surrendered by them in the Matrix Merger through the close of the day on which the Matrix Merger Effective Time occurs;
(ii) the Royale Stockholders as the owners of the Royale Shares surrendered by them in the Royale Merger through the close of the day on which the Royale Merger Effective Time occurs;
(iii) the Matrix LP Holders (including the Partners) as the owners of their respective limited partnership interests in the Matrix LPs surrendered by them in the LP Exchanges through the close of the Closing Date for the applicable LP Exchange Agreement;
(iv) the Matrix Operator Holders as the owners of the shares of capital stock of Matrix Operator surrendered by them in the Matrix Operator Stock Exchange through the close of the Closing Date for the Matrix Operator Stock Exchange Agreement;
(v) each Matrix LP as terminating pursuant to Section 708 of the IRC as of the close of the Closing Date for the applicable LP Exchange Agreement, and
(vi) the Matrix Operator as an S corporation through the close of the Closing Date for the Matrix Operator Stock Exchange Agreement (on which date its taxable year shall end ), and as a C corporation eligible to join in filing a consolidated federal income tax return with Parent commencing at the beginning of the day following such Closing Date.
Section 6.17 Matrix Senior Indebtedness.  Parent, Royale, Matrix and the Partnership shall use reasonable best efforts to obtain the consent of the agent and lenders under Matrix’s Term Loan Agreement, dated effective June 15, 2016 (the “Matrix Senior Indebtedness”, among Matrix, Matrix Operator and the Matrix LPs (including the Partnership), as borrowers party thereto, the administrative agent party thereto, and the lenders from time to time party thereto, and any other consent under any related loan and security documents, to the transactions contemplated by this Agreement, and to cause Parent to assume all of the obligations of Matrix and the Partnership under the Matrix Senior Indebtedness and any related loan and security documents.  In the alternative, Parent, Royale, Matrix and the Partnership shall use reasonable best efforts to cause all obligations with respect to the Matrix Senior Indebtedness to be paid in full pursuant to the terms thereof; provided, however, that if the Matrix Senior Indebtedness shall be refinanced under the terms of any form of new senior Indebtedness, then such new senior Indebtedness shall be on terms and conditions reasonably acceptable to Royale, Matrix and the Partnership.
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Section 6.18 Consents to Transfer of MI LP Interests.  Each of the Partners who, collectively, are all of the limited and general partners of the Partnership, hereby consents to the sale, assignment and transfer of all of the MI LP Interests pursuant to the terms of this Exchange Agreement and agrees that the Parent, as transferee of all of the MI LP Interests, shall, upon consummation of such assignment, be admitted as a substituted limited partner of the Partnership, with all of the rights and privileges of each limited partner assigning such interest to Parent, and each Partner hereby waives all notice, rights of first offer or first refusal and all other rights whatsoever to deny, object, delay, approve, or take any other action with respect to the assignment of the MI LP Interests pursuant to the terms of this Exchange Agreement or the admission of Parent as a limited partner of the Partnership.  Each Partner further consents and agrees that the sale, assignment and transfer of all of the MI LP Interests pursuant to the terms of this Exchange Agreement shall not cause (and shall be deemed not to cause) the termination or dissolution of the Partnership or to trigger the right of any person to elect the termination or dissolution of the Partnership, and that the Partnership shall continue in full force and effect following the Exchange in accordance with terms of its Partnership Charter Documents, with Parent as substituted limited partner and Matrix continuing as general partner of the Partnership.
Section 6.19 Partner Indebtedness and Receivables.  On or prior to Closing the Partners shall cause to be paid in full in cash all accounts payable, notes payable and advances payable by any Partner to the Partnership and the Partnership shall pay in full in cash all accounts payable, notes payable and advances payable by the Partnership to any Partner, except for those subordinated promissory notes issued by Matrix, Matrix Operator and the Matrix LPs (including the Partnership), which are to be exchanged by the holders thereof for shares of the Parent’s Series B Preferred Stock in connection with the Debt Exchange.
Section 6.20 Release to be Effective upon Closing.  Effective upon Closing, and without further action on the part of any party or other person,
(a) each Partner does hereby (i) release, acquit and forever discharge the Partnership from any and all liabilities, obligations, claims, demands, actions or causes of action arising from or relating to any event, occurrence, act, omission or condition occurring or existing on or prior to the Closing Date, including, without limitation, any claim for indemnity or contribution from the Partnership in connection with the obligations or liabilities of the Partners hereunder; (ii) waive all breaches, defaults or violations of any agreement applicable to its MI LP Interest and agree that any and all such agreements are terminated as of the Closing Date, and (iii) waive any and all preemptive or other rights to acquire any partnership interest of the Partnership and release any and all claims arising in connection with any prior default, violation or failure to comply with or satisfy any such preemptive or other rights.
(b) the Partnership does hereby i) release, acquit and forever discharge each Partner from any and all liabilities, obligations, claims, demands, actions or causes of action arising from or relating to any event, occurrence, act, omission or condition occurring or existing on or prior to the Closing Date, including, without limitation, any claim for indemnity or contribution from each Partner in connection with the obligations or liabilities of the Partnership or any obligations or liabilities of the Partners to the Partnership; (ii) waive all breaches, defaults or violations of any agreement applicable to such Partner’s MI LP Interest and agrees that any and all such agreements are terminated as of the Closing Date, and (iii) waive any and all redemption, repurchase rights, rights of first refusal or other rights to acquire any partnership interest of any Partner and releases any and all claims arising in connection with any prior default, violation or failure to comply with or satisfy any such rights.
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ARTICLE VII
Tax Matters
Section 7.01 Tax Covenants.
(a) Without the prior written consent of Royale, prior to the Closing, the Partnership, its Representatives and the Partners shall not make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of the Partnership or Parent in respect of any Post-Closing Tax Period.
(b) Without the prior written consent of the Partnership, prior to the Closing, Royale, its Representatives and the Royale Stockholders shall not make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of Royale or Parent in respect of any Post-Closing Tax Period.
(c) The Royale Parties and the Partnership shall cooperate in the preparation, execution and filing of all Tax Returns or other documents with respect to all transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the Ancillary Documents (including any real property transfer Tax and any other similar Tax) that are required or permitted to be filed on or before the Closing.  Each of the Royale Parties and the Partnership shall pay, without deduction from any amount payable to the Partners or the Royale Stockholders and without reimbursement from the other party, any such Taxes or fees imposed on it which become payable in connection with the Mergers.
Section 7.02 Termination of Existing Tax Sharing Agreements.  Any and all existing Tax sharing agreements (whether written or not) binding upon the Partnership shall be terminated as of the Closing Date. After such date neither the Partnership nor any of its Representatives shall have any further rights or liabilities thereunder.
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Section 7.03 Tax Returns.
(a) The Partnership shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed by it that are due on or before the Closing Date (taking into account any extensions), and shall timely pay all Taxes that are due and payable on or before the Closing Date (taking into account any extensions). Any such Tax Return shall be prepared in a manner consistent with past practice (unless otherwise required by Law).
(b) Parent shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed by the Partnership after the Closing Date with respect to a Pre-Closing Tax period and for any Straddle Period. Any such Tax Return shall be prepared in a manner consistent with past practice (unless otherwise required by Law) and, if it is an income or other material Tax Return, shall be submitted by Parent to Partner Representative (together with schedules, statements and, to the extent requested by Partner Representative, supporting documentation) at least 50 days prior to the due date (including extensions) of such Tax Return. If Partner Representative objects to any item on any such Tax Return that relates to a Pre-Closing Tax Period, it shall, within 20 days after delivery of such Tax Return, notify Parent in writing that it so objects, specifying with particularity any such item and stating the specific factual or legal basis for any such objection. If a notice of objection shall be duly delivered, Parent and Partner Representative shall negotiate in good faith and use their reasonable best efforts to resolve such items. If Parent and Partner Representative are unable to reach such agreement within ten days after receipt by Parent of such notice, the disputed items shall be resolved by mutually acceptable nationally recognized accounting firm (the “Independent Accountant”) and any determination by the Independent Accountant shall be final. The Independent Accountant shall resolve any disputed items within 30 days of having the item referred to it pursuant to such procedures as it may require. If the Independent Accountant is unable to resolve any disputed items before the due date for such Tax Return, the Tax Return shall be filed as prepared by Parent and then amended to reflect the Independent Accountant’s resolution. The costs, fees and expenses of the Independent Accountant shall be borne by Parent. The preparation and filing of any Tax Return of the Partnership that does not relate to a Pre-Closing Tax period or Straddle Period shall be exclusively within the control of Parent.
(c) For purposes of this ARTICLE VII, Johnny Jordan shall be the “Partner Representative” unless he earlier resigns or retires from such position, at which time a new Partner Representative shall be appointed by the Partners formerly owning a majority of the  Percentage Interest in the Partnership.
(d) None of Parent, Royale, and the Partnership and their respective Affiliates shall file any amended return, carryback claim, or other adjustment request with respect to Royale, the Partnership, the Matrix LPs, the Matrix Operator, or Matrix Pipeline, L.P. for any Pre-Closing Tax period unless such action is required by Law or Governmental Order or unless such action is undertaken pursuant to the written consent of Royale and the Partner Representative, which consent shall not be unreasonably withheld or delayed.
Section 7.04 Straddle Period.  In the case of Taxes that are payable with respect to a taxable period that begins before and ends after the Closing Date (each such period, a “Straddle Period”), the portion of any such Taxes that are treated as Pre-Closing Taxes for purposes of this Agreement shall be:
(a) in the case of Taxes (i) based upon, or related to, income, receipts, profits, wages, capital or net worth, (ii) imposed in connection with the sale, transfer or assignment of property, or (iii) required to be withheld, deemed equal to the amount which would be payable if the taxable year ended with the Closing Date; and
(b) in the case of other Taxes, deemed to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire period.
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Section 7.05 Contests.  Parent agrees to give written notice to Partner Representative of the receipt of any written notice by the Partnership, Parent or any of Royale’s Affiliates which involves the assertion of any claim, or the commencement of any Action, with respect to Taxes for a Pre-Closing Tax period (a “Tax Claim”).
Section 7.06 Cooperation and Exchange of Information. The Partner Representative, the Partnership and Parent shall provide each other with such cooperation and information as either of them reasonably may request of the others in filing any Tax Return pursuant to this ARTICLE VII or in connection with any audit or other proceeding in respect of Taxes of the Partnership. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by tax authorities. Each of Partner Representative, the Partnership and Parent shall retain all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Partnership for any taxable period beginning before the Closing Date until the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by any of the other parties in writing of such extensions for the respective Tax periods. Prior to transferring, destroying or discarding any Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Partnership for any taxable period beginning before the Closing Date, Partner Representative, the Partnership or Parent (as the case may be) shall provide the other parties with reasonable written notice and offer the other parties the opportunity to take custody of such materials.
ARTICLE VIII
Conditions to Closing
Section 8.01 Conditions to Obligations of All Parties.
The obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:
(a) This Agreement and the Exchange and shall have been duly adopted and approved by the Requisite Partners’ Consent and the Other Exchanges shall have been duly adopted and approved by the Other Exchange Approvals.
(b) This Agreement, the Royale Merger, the Matrix Merger and the issuance of Parent Common Stock pursuant to (i) the Royale Merger, (ii) the Matrix Merger, (iii) the LP Exchange Agreements, (iv) the Matrix Operator Stock Exchange Agreement, and (v) the Debt Exchange Agreement, shall have been duly adopted and approved by the Requisite Royale Vote, the Requisite Matrix Vote and the Requisite Exchange Approvals in accordance with the CCC, TBOC and the DGCL, as applicable.
(c) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.
(d) the Registration Statement shall be declared effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC and not concluded or withdrawn;
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(e) the issuance of the shares of Parent Common Stock to be issued as the Capital Stock Consideration in connection with the Mergers and the Exchanges, and the shares of Parent Common Stock issuable on conversion of the Series B Preferred Stock to be issued in connection with the Debt Exchange Consideration, shall have been appropriately registered under the Securities Act and registered, qualified or qualified for exemption under applicable state securities Laws;
(f) the Partnership shall have received all consents, authorizations, orders and approvals from the Governmental Authorities referred to in Section 4.03 in form and substance reasonably satisfactory to Royale and Matrix, and no such consent, authorization, order and approval shall have been revoked.
(g) Royale shall have received all consents, authorizations, orders and approvals from the Governmental Authorities referred to in Section 5.03, in each case, in form and substance reasonably satisfactory to Royale and the Partnership, and no such consent, authorization, order and approval shall have been revoked.
(h) All conditions to the Mergers have been satisfied or waived by the parties.
Section 8.02 Conditions to Obligations of Royale and Parent. The obligations of Royale and Parent to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Royale’s waiver, at or prior to the Closing, of each of the following conditions:
(a) Other than the representations and warranties of the Partnership contained in Section 4.01, Section 4.02(a), Section 4.03, Section 4.04, Section 4.05, Section 4.21, Section 4.24 and Section 4.25, the representations and warranties of the Partnership contained in this Agreement, the Partner Related Documents, the Partnership Related Documents and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Partnership Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Partnership Material Adverse Effect, as so qualified) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of the Partnership contained in Section 4.01, Section 4.02(a), Section 4.03, Section 4.04, Section 4.05, Section 4.21, Section 4.24 and Section 4.25,, shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).
(b) The Partnership shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Partnership Documents to be performed or complied with by it prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, the Partnership shall have performed such agreements, covenants and conditions, as so qualified.
(c) No Action shall have been commenced against any of the Royale Parties, the Partnership or Matrix, which would prevent the Closing. No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any transaction contemplated hereby.
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(d) All approvals, consents and waivers that are listed on Section 4.03 of the Partnership Disclosure Schedules shall have been received, and executed counterparts thereof shall have been delivered to Royale at or prior to the Closing.
(e) From the date of this Agreement, there shall not have occurred any Partnership Material Adverse Effect, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Partnership Material Adverse Effect.
(f) The Royale Board shall have received an opinion from Northland Capital Markets to the effect that, as of the date of this Agreement and based upon and subject to the qualifications and assumptions set forth therein, the terms of the Merger are fair, from a financial point of view, to Royale and its shareholders, and such opinion shall not have been rescinded or revoked.
(g) Royale shall have received the opinion of Strasburger & Price, LLP, counsel to Royale, in form and substance reasonably satisfactory to Royale, on the date on which the Registration Statement is filed and on the Closing Date, in each case dated as of such respective date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Matrix, Royale and Parent, all of which are consistent with the state of facts existing as of the date on which the Registration Statement is filed and the Royale Merger Effective Time, as applicable, to the effect that (i) the Royale Merger will qualify for nonrecognition of gain or loss under  Section 351 of the IRC.  In rendering the opinion described in this Section 8.02(g), Strasburger & Price, LLP shall have received and may rely upon the certificates and representations referred to in Section 6.16.
(h) The Partnership shall have delivered each of the closing deliverables set forth in Section 8.04(a).
(i) The lenders and the administrative agent who are party to the Matrix Senior Indebtedness and any related loan and security documents shall have consented to assumption of the Matrix Senior Indebtedness and any related loan and security documents by the Parent or the Matrix Senior Indebtedness and any related loan shall have been refinanced or paid off in accordance with Section 6.17.
(j) Holders of no more than 5.0% of the outstanding shares of Matrix Common Stock as of immediately prior to the Matrix Merger Effective Time, in the aggregate, shall have exercised, or remain entitled to exercise, statutory appraisal rights pursuant to Section 1301 of the CCC with respect to such shares of Matrix Common Stock in connection with the Matrix Merger.
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Section 8.03 Conditions to Obligations of Matrix.  The obligations of the Partnership to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or the Partnership’s waiver, at or prior to the Closing, of each of the following conditions:
(a) Other than the representations and warranties of the Royale Parties contained in Section 5.01, Section 5.02(a), Section 5.03, Section 5.04, Section 5.05, Section 5.18, Section 5.21 and Section 5.22, the representations and warranties of the Royale Parties contained in this Agreement, the Ancillary Documents and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect, as so qualified) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of the Royale Parties contained in Section 5.01, Section 5.02(a), Section 5.03, Section 5.04, Section 5.05, Section 5.18, Section 5.21 and Section 5.22 shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).
(b) The Royale Parties shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Ancillary Documents to be performed or complied with by them prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, the Royale Parties shall have performed such agreements, covenants and conditions, as so qualified, in all respects.
(c) No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any material transaction contemplated hereby.
(d) All approvals, consents and waivers that are listed on Section 5.03 of the Royale Disclosure Schedules shall have been received, and executed counterparts thereof shall have been delivered to Matrix at or prior to the Closing.
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(e) From the date of this Agreement, there shall not have occurred any Royale Material Adverse Effect, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Royale Material Adverse Effect.
(f) Matrix shall have received the opinion of Porter Hedges LLP, counsel to Matrix, in form and substance reasonably satisfactory to Matrix, on the date on which the Registration Statement is filed and on the Closing Date, in each case dated as of such respective date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Matrix, Royale and Parent, all of which are consistent with the state of facts existing as of the date on which the Registration Statement is filed and the Matrix Merger Effective Time, as applicable, to the effect that (i) the Matrix Merger and the Exchanges will qualify for nonrecognition of gain or loss under Section 351 of the IRC.  In rendering the opinion described in this Section 8.03(f), Porter Hedges LLP shall have received and may rely upon the certificates and representations referred to in Section 6.16.
(g) Royale shall have delivered each of the closing deliverables set forth in Section 8.04(b).
(h) Royale shall have an aggregate cash balance in excess of 65% of its deferred drilling obligation immediately prior to the Closing Date.
(i) The lenders and the administrative agent who are party to the Matrix Senior Indebtedness and any related loan and security documents shall have consented to assumption of the Matrix Senior Indebtedness and any related loan and security documents by the Parent or the Matrix Senior Indebtedness and any related loan shall have been paid off in accordance with Section 6.17.
(j) No later than the earlier of (i) the time of the Royale Stockholders Meeting, (ii) the time of the next annual meeting of stockholders of Royale, or (iii) August 2, 2017, a majority of the then-current stockholders of Royale shall have approved the conversion of $1,580,000 aggregate principal amount of the convertible notes of Royale issued on August 2, 2016 (the “Royale Convertible Notes”), representing all of the aggregate principal amount of such Royale Convertible Notes, into Royale Common Stock or Parent Common Stock, as applicable, pursuant to the terms and conditions of the Royale Convertible Notes.
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(k) Holders of no more than 5.0% of the outstanding shares of Royale Common Stock as of immediately prior to the Royale Merger Effective Time, in the aggregate, shall have exercised, or remain entitled to exercise, statutory appraisal rights pursuant to Section 1301 of the CCC with respect to such shares of Royale Common Stock in connection with the Royale Merger or any of the Exchanges.
Section 8.04 Closing Deliverables.
(a) At or prior to the Escrow Closing, the Partnership shall deliver to Royale or, if otherwise provided below, to the Escrow Agent, the following, as provided below:
(i) a certificate, dated the Closing Date and signed by a duly authorized officer of the general partner of the Partnership that each of the conditions set forth in Section 8.02(a) and Section 8.02(b) have been satisfied;
(ii) a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the general partner of the Partnership certifying (1) all resolutions adopted by the Matrix Board authorizing the execution, delivery and performance of this Agreement by Matrix, as general partner of the Partnership, and consummation of the transactions contemplated hereby, (2) that each of the Partners has executed and delivered the Requisite Partners’ Consent, that all resolutions of the Matrix Board and all authorizations provided by each Partner in connection with the Requisite Partners’ Consent are in full force and effect without modification or amendment;
(iii) a partnership certificate representing all of the outstanding MI LP Interests and properly executed and completed Letters of Transmittal with respect thereto, in the form attached to Exhibit D (“Letters of Transmittal”), shall be delivered by the Partners to the Escrow Agent.  In addition, the Partners shall execute and deliver to Royale, and shall cause the Partnership to execute and deliver to Royale, the documents, certificates, opinions, instruments and agreements required to be executed and delivered by the Partnership or its Partners at the Closing as contemplated hereby or as may be reasonably requested by the Parent and shall deliver or cause to be delivered the documents and evidence required under this Agreement.
(iv) a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the general partner of the Partnership certifying the names and signatures of the officers of the general partner authorized to sign this Agreement, the Partnership Related Documents and the other documents to be delivered hereunder and thereunder;
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(v) a good standing certificate (or its equivalent) from the secretary of state or similar Governmental Authority of the jurisdiction under the Laws in which the Partnership is organized;
(vi) the Section 351 Plan;
(vii) certificates of non-foreign status delivered by each Partner of the Partnership under Section 1445 of the IRC; and
(viii) such other documents or instruments as Royale reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.
(b) At the Closing, Royale shall deliver to the Partnership (or such other Person as may be specified herein) the following:
(i) instructions to Royale’s transfer agent to issue and deliver to the Partners the Exchange Consideration to be issued as provided in ARTICLE II;
(ii) instructions to Royale’s transfer agent to issue and deliver to the holders of convertible debt of Matrix the Debt Exchange Consideration;
(iii) evidence that the Matrix Senior Indebtedness shall have been assumed by Parent or paid off as of the Closing Date in accordance with Section 6.17;
(iv) a certificate, dated the Closing Date and signed by a duly authorized officer of each Royale Party, that each of the conditions set forth in Section 8.03(a) and Section 8.03(b) have been satisfied;
(v) a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Royale Parties certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of the Royale Parties authorizing the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby;
70

(vi) a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Royale Parties certifying the names and signatures of the officers of the Royale Parties authorized to sign this Agreement, the Ancillary Documents and the other documents to be delivered hereunder and thereunder;
(vii) evidence of the establishment of a new Subsidiary and the transfer of all of the assets related to the DWI Business of Royale (including assets held in trust for its investors);
(viii) the Section 351 Plan;
(ix) employment agreements executed by Parent and each of Jonathan Gregory, Donald Hosmer,  Stephen Hosmer, Johnny Jordan, Joe Paquette and Jay Sheevel, all in a form reasonably acceptable to Royale and Matrix;
(x) certificates or other evidence reasonably satisfactory to the Partnership confirming that none of the Royale Stockholders owning more than 5% of the number of shares of Royale Common Stock outstanding immediately before the Royale Merger is a “foreign person” within the meaning of Treasury Regulation § 1445-2(b); and
(xi) such other documents or instruments as the Partnership reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.
(c) At the Closing, provided that (i) the conditions of this ARTICLE VIII have been fulfilled to the reasonable satisfaction of each Party entitled to satisfaction thereof, and(ii) each of the deliveries required by Section 8.04(a) and Section 8.04(b) have been made in accordance with such requirements, Royale and the Partnership shall provide joint written instructions to the Escrow Agent to release and deliver to Royale or its designee all of the Letters of Transmittal and partnership certificates held in escrow by Escrow Agent pursuant to the Escrow Agreement.
ARTICLE IX
Termination
Section 9.01 Termination.  This Agreement may be terminated at any time prior to the Closing:
(a) by the mutual written consent of the Partnership and Royale;
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(b) by Royale by written notice to the Partnership if:
(i) no Royale Party is then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Partnership pursuant to this Agreement that would give rise to the failure of any of the conditions specified in ARTICLE VIII and such breach, inaccuracy or failure has not been cured by the Partnership within 30 days of the Partnership’s receipt of written notice of such breach from Royale; or
(ii) any of the conditions set forth in Section 8.01 or Section 8.02 shall not have been fulfilled by March 31, 2017  (the “Outside Date”), or if it becomes impossible or extremely unlikely for any such conditions to be fulfilled by the Outside Date, unless such failure shall be due to the failure of the Royale Parties to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;
(c) by the Partnership by written notice to Royale if:
(i) the Partnership is not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by any Royale Party pursuant to this Agreement that would give rise to the failure of any of the conditions specified in ARTICLE VIII and such breach, inaccuracy or failure has not been cured by such Royale Party within 30 days of Royale’s receipt of written notice of such breach from the Partnership; or
(ii) any of the conditions set forth in Section 8.01 or Section 8.03 shall not have been fulfilled by the Outside Date, or if it becomes impossible or extremely unlikely for any such conditions to be fulfilled by the Outside Date, unless such failure shall be due to the failure of the Partnership to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or
(d) by either Royale or the Partnership if:
(i) the Merger has not been consummated on or before the Outside Date; provided, that the right to terminate this agreement pursuant to this subsection shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the failure of the Closing to be consummated on or before the Outside Date.
(ii) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable;
(iii) this Agreement has been submitted to the stockholders of Royale for adoption at a duly convened Royale Stockholders Meeting and the Requisite Royale Vote shall not have been obtained at such meeting (including any adjournment or postponement thereof);
(iv) this Agreement has been submitted to the stockholders of Matrix for adoption at a duly convened Matrix Stockholders Meeting (or as a written consent in lieu of such meeting) and the Requisite Matrix Vote shall not have been obtained at such meeting (including any adjournment or postponement thereof) or by such written consent; or
(v) this Agreement has been submitted to the Partners of the Partnership for adoption and the Requisite Partners’ Consent shall not have been obtained at such meeting (including any adjournment or postponement thereof) or by a written consent.
Section 9.02 Effect of Termination.  In the event of the termination of this Agreement in accordance with this ARTICLE IX, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and there shall be no liability or further obligation under this Agreement on the part of the Royale Parties or the Partnership, or their respective officers or directors, and all obligations under this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto, except:
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(a) Royale and the Partnership shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations with respect to confidential information set forth in the Letter of Intent, which obligations shall survive the termination of this Agreement in accordance with the terms set forth therein;
(b) as set forth in this ARTICLE IX, and ARTICLE X hereof; and
(c) that nothing herein shall relieve any party hereto from liability for fraud, or for any willful breach of any provision hereof.
ARTICLE X
Miscellaneous
Section 10.01 Expenses.  Except as otherwise expressly provided herein, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred; provided, however, Royale and Matrix shall be equally responsible for all filing and other similar fees payable in connection with any filings or submissions under the HSR Act.
Section 10.02 Notices.  All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

If to the Partnership:	Matrix Oil Management Corporation
104 W. Anapamu Street, Suite C
Santa Barbara, CA 93101
E-mail: jjordan@matrixoil.com
Attention: Johnny Jordan, Executive Vice President

with a copy to:	Porter Hedges LLP
1000 Main Street, 36th Floor
Houston, Texas 77002
E-mail: edelpozo@porterhedges.com
Attention: Ephraim del Pozo

If to Royale or Merger Sub:	Royale Energy, Inc.
1870 Cordell Court, Suite 210
El Cajon, California 92020
Email: Jonathan@royl.com
Attention: Jonathan Gregory, Chief Executive Officer

with a copy to:	Strasburger & Price, LLP
720 Brazos Street, Suite 700
Austin, Texas 78701
Email: lee.polson@strasburger.com
Attention: Lee Polson

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Section 10.03 Interpretation.  For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Disclosure Schedules and Exhibits mean the Articles and Sections of, and Disclosure Schedules and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.
Section 10.04 Headings.  The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.
Section 10.05 Severability.  If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.
Section 10.06 Entire Agreement.  This Agreement and the Ancillary Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the Ancillary Documents, the Exhibits and Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.
Section 10.07 Successors and Assigns.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.
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Section 10.08 Amendment and Modification; Waiver.  This Agreement may only be amended, modified or supplemented by an agreement in writing signed by Royale, Parent and the Partners at any time prior to the Matrix Merger Effective Time and the Royale Merger Effective Time; provided, however, that after each of the Requisite Matrix Vote and the Requisite Royale Vote is obtained, there shall be no amendment or waiver that, pursuant to applicable Law, requires further approval of the Stockholders, without the receipt of such further approvals. Any failure of any Royale Party, on the one hand, or the Partners, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by the Partners (with respect to any failure by any Royale Party) or by the Royale Parties (with respect to any failure by the Partners), respectively, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
Section 10.09 Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.
(a) This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).
(b) ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF CALIFORNIA IN EACH CASE LOCATED IN THE CITY OF SAN DIEGO AND COUNTY OF SAN DIEGO, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.
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(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE ANCILLARY DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10(c).
Section 10.10 Specific Performance.  The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.
Section 10.11 Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, this Agreement and Plan of Exchange has been duly executed and delivered effective as of the date first hereinabove written.
PARENT:

 Royale Energy Holdings, Inc.

By_____________________
Name:
Title:

ROYALE:

Royale Energy, Inc.

By__________________________________
Name:
Title:

PARTNERSHIP:

Matrix Las Cienegas Limited Partnership
By: Matrix Oil Management Corporation

By:_________________________________
Name:
Title:

GENERAL PARTNER:
Matrix Oil Management Corporation

By:_________________________________
Name:
Title:

77

LIMITED PARTNERS:

 Jordan Enterprises Limited Partnership

 By:___________________________________
Name:________________________________
Title: ________________________________

Meeteetse Limited Partnership

By:___________________________________
Name:________________________________
Title: ________________________________

PEM Resources Limited Partnership

By:___________________________________
Name:________________________________
Title: ________________________________

Loren Enterprises, L.P.

By:___________________________________
Name:________________________________
Title: ________________________________
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Exhibit A

LIST OF PARTNERS

Name	Percentage Interest
Jordan Enterprises Limited Partnership	43.37%
Meeteetse Limited Partnership	43.37%
PEM Resources Limited Partnership	11.23%
Loren Enterprises, L.P.	1.23%
Matrix Oil Management Corporation[1]	0.80%
Total:	100%

1 General Partner
79

Exhibit B

EXCHANGE CONSIDERATION

[Exchange Consideration: Number of shares of Parent Common Stock = Number of Royale shares outstanding on Merger Effective Date x Matrix Group Allocation of Matrix Las Cienegas Limited Partnership] [To be completed when Agreement is executed.]

80

Exhibit C

ESCROW AGREEMENT

[To be prepared when Agreement is executed.]
81

Exhibit D

LETTER OF TRANSMITTAL
[To be prepared when Agreement is executed.]

82

Exhibit E

SECTION 351 PLAN OF MERGER AND EXCHANGE

(See attached.)

83

EXHIBIT 10.5

AGREEMENT AND PLAN OF EXCHANGE
BY AND AMONG
ROYALE ENERGY HOLDINGS, INC.
AND
THE PARTNERS OF
OF
MATRIX PERMIAN INVESTMENTS, LP

[                              ]

Section 10.08	Amendment and Modification; Waiver	75
Section 10.09	Governing Law; Submission to Jurisdiction; Waiver of Jury Trial	75
Section 10.10	Specific Performance	76
Section 10.11	Counterparts	76

Exhibits

Exhibit A List of Partners
Exhibit B Exchange Consideration
Exhibit C Escrow Agreement
Exhibit D Letter of Transmittal from Partners
Exhibit E Form of Section 351 Plan of Merger and Exchange

AGREEMENT AND PLAN OF EXCHANGE
This AGREEMENT AND PLAN OF EXCHANGE (this “Agreement”) made effective as of [                              ], by and among ROYALE ENERGY, INC., a California corporation (“Royale”), ROYALE ENERGY HOLDINGS, INC., a Delaware corporation (the “Parent”), and EACH OF THE UNDERSIGNED PERSONS (the “Partners”), who, collectively, are all of the limited and general partners of MATRIX PERMIAN INVESTMENTS, LP, a Texas limited partnership (the “Partnership”).  Defined terms used herein have the respective meanings set forth in ARTICLE I.
WHEREAS, Parent and the Partners desire to provide for the transfer by the Partners to Parent of the outstanding limited partnership interest of the Partnership in exchange for common stock of Parent (the “Exchange”), with Matrix Oil Management Corporation, a California corporation sole general partner of the Partnership (“Matrix”), remaining as the sole general partner of the Partnership following the Exchange;
WHEREAS, the Exchange is one of several related transactions involving the assignment of partnership interests of the Partnership to Parent in exchange for common stock of Parent (“Parent Common Stock”) as part of an overall plan to capitalize Parent; and for federal income tax purposes, it is intended that this Exchange and the other related exchange transactions with Parent shall qualify as exchanges under the provisions of Section 351 of the IRC;
WHEREAS, the parties to the Exchange desire to conclude the Exchange concurrently with and conditioned upon successful completion of certain other exchange transactions as well as successful completion of the merger of Matrix Merger Sub, Inc., a California corporation and a direct, wholly-owned Subsidiary of Parent (“Matrix Merger Sub”), with and into Matrix, with Matrix as the surviving corporation and a wholly-owned subsidiary of Parent (the “Matrix Merger”).
NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements herein contained, and intending to be legally bound hereby, the parties agree as follows:
ARTICLE I
Definitions
The following terms have the meanings specified or referred to in this ARTICLE I:
“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.
“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
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“Agreement” has the meaning set forth in the preamble.
“Ancillary Documents” means:
A.
The Debt Exchange Agreement with the holders of approximately $20,124,000.00 in aggregate principal amount of subordinated promissory notes issued by Matrix, Matrix Operator and the Matrix LPs in substantially the form attached as Exhibit A to the Merger Agreement;

B.	The Certificate of Designation of Series B Preferred Stock in substantially the form attached as Exhibit B to the Merger Agreement;
C.
The LP Exchange Agreement with the holders of all limited partnership interests of Matrix Investments L.P., a California limited partnership in substantially the form attached as Exhibit C to the Merger Agreement (the “Matrix Investments LP Exchange Agreement”);

D.
The LP Exchange Agreement with the holders of all limited partnership interests of Matrix Las Cienegas Limited Partnership, a California limited partnership in substantially the form attached as Exhibit D to the Merger Agreement (the “Matrix Las Cienegas LP Exchange Agreement”);

E.	This Agreement;
F.
The Matrix Operator Stock Exchange Agreement with the holders of all outstanding common stock of Matrix Oil Corporation, a California corporation in substantially the form attached as Exhibit F to the Merger Agreement (the “Matrix Operator Stock Exchange Agreement”);

G.	Employment Agreements between Parent and Jonathan Gregory, Donald Hosmer, Stephen Hosmer, Johnny Jordan, Joe Paquette and Jay Sheevel, all in a form reasonably acceptable to Royale and Matrix; and
H.	The Section 351 Plan in substantially the form attached hereto as Exhibit E.
“Applicable Effective Time” has the meaning set forth in Section 2.05.
“Audited Financial Statements” has the meaning set forth in Section 4.06.
“Balance Sheet” has the meaning set forth in Section 4.06.
“Balance Sheet Date” has the meaning set forth in Section 4.06.
“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in California are authorized or required by Law to be closed for business.
2

“Capital Stock Consideration” means, collectively, the shares of Parent Common Stock to be issued as the Royale Merger Consideration, the Matrix Merger Consideration, the Exchange Consideration, the other Matrix LP Exchange Consideration and the Matrix Operator Stock Exchange Consideration and the shares of the Series B Preferred Stock to be issued in connection with the Debt Exchange Consideration.
 “CCC” means the California Corporations Code.
“Closing” has the meaning set forth in Section 3.03.
“Closing Date” has the meaning set forth in Section 3.03.
 “Contracts” means all contracts, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether written or oral.
“Contributions” has the meaning set forth in Section 6.16.
“Debt Exchange” means the exchange of approximately $20,124,000.00 aggregate principal amount of subordinated promissory notes issued by Matrix, Matrix Operator and the Matrix LPs by the holders thereof for shares of the Parent’s Series B Preferred Stock pursuant to terms of certain definitive exchange agreements providing for execution of such exchange concurrently with consummation of the Mergers.
“Debt Exchange Consideration” means each $10.00 of principal amount of subordinated promissory notes outstanding immediately prior to the Matrix Merger Effective Time shall be exchanged for one validly issued, fully paid and nonassessable share of Series B Preferred Stock of Parent.
“DGCL” means the Delaware General Corporation Law, as amended from time to time.
“Disclosure Schedules” means the Disclosure Schedules delivered by Matrix and Royale concurrently with the execution and delivery of this Agreement.
“DWI Business” means the business of Royale in connection with the sale of working interests by Royale in certain Royale Interests in order to finance the drilling and development costs of such Royale Interests.
“Employee Benefit Plan” is defined in Section 4.19(j)(i).
“Employee Pension Benefit Plan” is defined in Section 4.19(j)(i).
“Employee Welfare Benefit Plan” is defined in Section 4.19(j)(i).
“Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including
3

any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.
“Environmental Law” means any applicable Law, and any Governmental Order or binding agreement with any Governmental Authority: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.
“ERISA Affiliate” means, with respect to a Person, all employers (whether or not incorporated) that would be treated together with such Person or any of its Affiliates as a “single employer” within the meaning of Section 414 of the IRC.
“Escrow Agent” has the meaning set forth in Section 3.01.
“Escrow Closing” has the meaning set forth in Section 3.01.
“Exchange” has the meaning set forth in first recital of this Agreement.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Consideration” has the meaning set forth in Section 2.02.
 “Exchanges” means the Exchange and the Other Exchanges. The Exchanges are related transactions involving the assignment of property to Parent in exchange for common or preferred stock of Parent as part of an overall plan to capitalize Parent, and for federal income tax purposes, it is intended that the Mergers and the Exchanges shall qualify as exchanges under the provisions of Section 351 of the IRC.
“Financial Statements” has the meaning set forth in Section 4.06.
“GAAP” means has the meaning set forth in Section 5.06.
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“Governing Documents” means, with respect to any business entity, all documents by which such entity established its legal existence, was authorized to conduct business in its jurisdiction of organization or which govern its internal affairs, including, without limitation, its articles of incorporation, articles of organization, limited partnership agreement, operating agreement, limited liability company agreement, bylaws and any other governing document, as applicable, of such entity.
“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.
“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.
“Hazardous Materials” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Hydrocarbons” means oil, natural gas, condensate, liquefied natural gas, NGL and other liquids or gaseous hydrocarbons or other substances (including minerals) produced or associated therewith, combinations or constituents thereof and extractions therefrom.
“Indebtedness” means, with respect to a Person and without duplication, all (a) indebtedness for borrowed money; (b) obligations for the deferred purchase price of property or services, (c) long or short-term obligations evidenced by notes, bonds, debentures or other similar instruments; (d) obligations under any interest rate, currency swap or other hedging agreement or arrangement; (e) capital lease obligations; (f) reimbursement obligations under any letter of credit, banker’s acceptance or similar credit transactions; (g) guarantees made by such Person on behalf of any third party in respect of obligations of the kind referred to in the foregoing clauses (a) through (f); and (h) any unpaid interest, prepayment penalties, premiums, costs and fees that would arise or become due as a result of the prepayment of any of the obligations referred to in the foregoing clauses (a) through (g).
“Independent Accountant” has the meaning set forth in Section 7.03.
 “Intellectual Property” means all intellectual property and all rights, interests and protections that are associated with, similar to, or required for the exercise of, any of the foregoing, however arising, pursuant to the Laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all: (a) trademarks, service marks, trade
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names, brand names, logos, trade dress, design rights and other similar designations of source, sponsorship, association or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications and renewals for, any of the foregoing; (b) internet domain names, whether or not trademarks, registered in any top-level domain by any authorized private registrar or Governmental Authority, web addresses, web pages, websites and related content, accounts with Twitter, Facebook and other social media companies and the content found thereon and related thereto, and URLs; (c) works of authorship, expressions, designs and design registrations, whether or not copyrightable, including copyrights, author, performer, moral and neighboring rights, and all registrations, applications for registration and renewals of such copyrights; (d) inventions, discoveries, trade secrets, business and technical information and know-how, databases, data collections and other confidential and proprietary information and all rights therein; (e) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models); and (f) software and firmware, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other related specifications and documentation.
“Interim Balance Sheet” has the meaning set forth in Section 4.06.
“Interim Balance Sheet Date” has the meaning set forth in Section 4.06.
“Interim Financial Statements” has the meaning set forth in Section 4.06.
“IRC” means the U.S. Internal Revenue Code of 1986, as amended.
“Knowledge” means, (i) when used with respect to Matrix, the actual or constructive knowledge of any director or executive officer of Matrix, after reasonable inquiry with any Person directly reporting to any such director or executive officer, (ii) when used with respect to Royale, the actual or constructive knowledge of any director or executive officer of Royale, after reasonable inquiry with any Person directly reporting to any such director or executive officer and (iii) when used with respect to the Partnership, the actual or constructive knowledge of any director or executive officer of the General Partner, after reasonable inquiry with any Person directly reporting to any such director or executive officer.
“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.
“Letter of Intent” has the meaning set forth in Section 6.02(b).
“Letter of Transmittal” has the meaning set forth in Section 8.04
“Liabilities” has the meaning set forth in Section 4.07.
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“LP Exchange” means the exchange of all limited partnership interests in the respective Matrix LPs for shares of common stock of Parent concurrently with the consummation of the Matrix Merger.
“LP Exchange Agreement” means the applicable agreement and plan of exchange concerning the exchange of all limited partnership interests of the specified Matrix LP for shares of common stock of Parent concurrently with the consummation of the Matrix Merger.
“Material Contract” means, with respect to a Person, any of the following:
A.	Any Contract that requires future expenditures by such Person in excess of $100,000 in any twelve (12) month period, or that provide for payments to such Person in excess of $100,000;
B.
Each Contract for Leased Real Property and each Contract or other right pursuant to which such Person uses or possesses any Personal Property (other than Personal Property owned by such Person), in each case that provide for aggregate payments by or to such Person in excess of $100,000 during any twelve (12) month period, provided that any such Contracts related to the Matrix Interests (with respect to Matrix) or the Royale Interests (with respect to Royale) need not be listed on the applicable Disclosure Schedule;

C.
Each Contract pursuant to which such Person licenses or uses any Intellectual Property (other than standard licenses for non-custom, commercially available off-the-shelf software, for which the annual amounts owed by such Person do not exceed $5,000 individually), in each case that provide for aggregate payments by such Person in excess of $100,000 during any twelve (12) month period;

D.
Any Contract relating to Indebtedness for borrowed money, any outstanding reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person or granting a lien on any of such Person’s assets to any Person, in each case in excess of $100,000, other than (i) accounts receivable and payable, and (ii) loans to direct or indirect wholly owned Subsidiaries of such Person;

E.
Any Contract creating or guaranteeing any surety bond in favor of such Person or supporting any of its Contracts or customers, together with a list of each such outstanding surety bond and the amount thereof, in each case in excess of $100,000;

F.
Any Contract with any 5% stockholder, director or executive officer of such Person, or any member of his or her immediate family, or any Affiliate of any of such Persons, including any Contract providing for the furnishing of services by, rental of real or personal property from or otherwise requiring payments to or for the benefit of any such Person;

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G.
Any Contract containing any covenant (x) materially limiting the right of such Person to engage in any line of business, make use of any Intellectual Property or compete with any Person in any line of business; (y) granting any exclusive distribution or supply rights; or (z) otherwise restricting, in any material respect, such Person from freely engaging in the business of selling, distributing or manufacturing any products or services;

H.
Any Contract granting an option or first refusal, first offer or similar preferential right to purchase or acquire any of such Person’s assets to any other Person (other than the purchase of inventory pursuant to customer contracts entered into in the ordinary course of business consistent with past practice), in each case that provide for aggregate payments by or to such Person in excess of $100,000 during any twelve (12) month period;

I.
Any Contract pursuant to which payments are required or acceleration of benefits is required upon a change of control of such Person or similar event, in each case that provide for aggregate payments by or to such Person in excess of $100,000 during any twelve (12) month period;

J.
Any Contract that is material to such Person or any of its assets and that requires the consent or waiver of a third party prior to such Person consummating the transactions contemplated hereby, in each case that provide for aggregate payments by or to such Person in excess of $100,000 during any twelve (12) month period; or

K.	Any Contract that constitutes a partnership or joint venture agreement (excluding any tax partnership).
“Matrix” has the meaning set forth in the first recital.
“Matrix Board” means the board of directors of Matrix.
“Matrix Common Stock” means the common stock, no par value per share, of Matrix, including all shares common stock into which outstanding shares of Matrix’s preferred stock are convertible and which are issuable upon exercise outstanding warrants and options to purchase Matrix’s common stock.
“Matrix Consolidated Entities” has the meaning set forth in Section 4.06.
“Matrix Disclosure Schedules” means the Disclosure Schedules submitted by or on behalf of the Partners regarding Matrix and the other Matrix Consolidated Entities (if applicable) in connection with this Agreement.
“Matrix Interests” means, with respect to Matrix and its Subsidiaries and the Matrix LPs (a) direct and indirect interests in and rights with respect to Hydrocarbons and related properties and assets of any kind and nature, direct or indirect, including working and leasehold interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, and other non-working interests and non-operating interests in the oil, gas and
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mineral fee or leasehold estate; (b) all  rights with respect to Hydrocarbons or revenues therefrom; (c) all Contracts in connection therewith and the leasehold estates created thereby and the lands covered by the Contracts relating to the Hydrocarbons or included in units with which such Contracts may have been pooled or united; (d) surface interests, fee interests, reversionary interests, reservations and concessions; (e) all easements, surface use agreements, rights of way, licenses and permits, in each case, in connection with leases, the drilling of wells or the processing, storage, disposition, transportation or sale of Hydrocarbons, (f) all interests in machinery, equipment (including wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment) pumps, water plants, electric plants, gasoline and gas platforms, processing plans, compressor stations, separation plants, refineries, testing and monitoring equipment, in each case, in connection with any leases, the drilling of wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, and (g) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.
“Matrix Investments LP Exchange Agreement” has the meaning set forth in the definition of “Ancillary Documents”.
“Matrix Las Cienegas LP Exchange Agreement” has the meaning set forth in the definition of “Ancillary Documents”.

“Matrix LP Exchange Consideration” means the aggregate number of shares of Parent Common Stock the Matrix LP Holders will receive pursuant to the LP Exchange Agreements.
“Matrix LP Holders” means the holders of all limited partnership interests of the Matrix LPs.
“Matrix LPs” means, collectively, Matrix Investments L.P., a California limited partnership, Matrix Las Cienegas Limited Partnership, a California limited partnership, and Matrix Permian Investments, LP, a Texas limited partnership.
“Matrix Merger” has the meaning set forth in the recitals.
“Matrix Merger Consideration” means the number of shares of Parent Common Stock into which Matrix common stock converts in connection with the Matrix Merger determined in accordance with the Merger Agreement.
“Matrix Merger Effective Time” means the time the Matrix Merger shall become effective as such certificates of merger have been duly filed with the Secretary of State of the State of California and the Secretary of State of the State of Delaware, respectively, or at such later date or time as may be agreed by Matrix and Royale in writing and specified in the respective certificates of merger in accordance with the requirements of the CCC and DGCL.
“Matrix Merger Sub” has the meaning set forth in the recitals.
“Matrix Merger Sub Shares” has the meaning set forth in Section 5.04(d).
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“Matrix Operator” means Matrix Oil Corporation, a California corporation.
“Matrix Operator Holders” means the holders of all outstanding shares of capital stock of Matrix Operator.
“Matrix Operator Stock Exchange Agreement” has the meaning set forth in the definition of “Ancillary Documents”.
“Matrix Operator Stock Exchange Consideration” means the aggregate number of shares of Parent Common Stock the Matrix Operator Holders will receive pursuant to the Matrix Operator Stock Exchange Agreement.
“Matrix Pipeline” has the meaning set forth in Section 4.06.
“Matrix Royalty” has the meaning set forth in Section 4.06.
“Matrix Senior Indebtedness” has the meaning set forth in Section 6.17.
“Matrix Shares” means shares of capital stock of Matrix Oil Management Corporation, a California corporation.
“Matrix Stockholder” means a holder of Matrix Common Stock.
“Mergers” means, collectively, the Matrix Merger and the Royale Merger.
“Merger Agreement” means the Agreement and Plan of Merger dated as of [______], 2016, among the Royale Parties and Matrix.
“MI LP Interests” has the meaning set forth in Section 2.01.
“Other Exchanges” means (i) the exchange of Parent Common Stock for (A) all limited partnership interests of Matrix Las Cienegas Limited Partnership pursuant to the Matrix Las Cienegas LP Exchange Agreement, (B) all limited partnership interests of Matrix Investments L.P. pursuant to the Matrix Investments LP Exchange Agreement, (C) all capital stock of Matrix Operator pursuant to the Matrix Operator Stock Exchange Agreement, and (ii) the exchange of all Series B Preferred Stock for all subordinated notes of Matrix, Matrix Operator and the Matrix LPs. The Other Exchanges are all of the Exchanges other than the Exchange (which concerns Parent and Matrix Permian Investments, LP, a Texas limited partnership).
“Other Exchange Approvals” means the Requisite Exchange Approvals other than those required for the Exchange.
“Outside Date” has the meaning set forth in Section 9.01.
“Parent” has the meaning set forth in the preamble.
“Parent Common Stock” has the meaning set forth in the recitals.
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“Parent Shares” means shares of capital stock of Royale Energy Holdings, Inc., a Delaware corporation.
“Parent Stockholder” means a holder of Parent Common Stock or Series B Preferred Stock.
“Partner Related Document” has the meaning set forth in Section 4.02.
“Partner Representative” has the meaning set forth in Section 7.03.
“Partners” has the meaning set forth in the preamble.
“Partnership” has the meaning set forth in the preamble.
“Partnership Benefit Plans” has the meaning set forth in Section 4.18.
“Partnership Insurance Policies” has the meaning set forth in Section 4.14.
“Partnership Charter Documents” means the documents by which the Partnership and its respective subsidiaries established their legal existence, were authorized to conduct business in their jurisdiction of organization or which govern their internal affairs, including, without limitation, any articles of incorporation, articles of association, operating agreement, partnership agreement, bylaws or similar documents.
“Partnership Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations, prospects, condition (financial or otherwise), or assets of the Partnership and its Subsidiaries, taken as a whole, or (ii) the ability of the Partners or the Partnership  to consummate the transactions contemplated hereby on a timely basis; provided, however, that, for the purposes of clause (i), a Partnership Material Adverse Effect shall not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to or resulting from: (a) changes generally affecting the economy, financial or securities markets; (b) the announcement of the transactions contemplated by this Agreement; (c) any outbreak or escalation of war or any act of terrorism; or (d) general conditions in the industry in which the Partnership and its Subsidiaries operate; provided further, however, that any event, change and effect referred to in clauses (a), (c) or (d) immediately above shall be taken into account in determining whether a Partnership Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change or effect has a disproportionate effect on the Partnership and its Subsidiaries, taken as a whole, compared to other participants in the industries in which the Partnership and its Subsidiaries conduct their businesses.
“Partnership Related Documents” has the meaning set forth in Section 4.02.
“Percentage Interest” means, at any time, the percentage of the aggregate MI LP Interests held by any holder as determined by the Partnership in accordance with the Partnership Charter Documents.
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“Permitted Liens” means (a) statutory liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (b) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (c) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property, (d) covenants, conditions, restrictions, easements and other similar non-monetary matters of record affecting title to such Person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, (e) any right of way or easement related to public roads and highways, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, (f) liens securing capital lease obligations, equipment leases or other purchase money Indebtedness, provided that the obligations secured by such lien are secured only by the property leased or purchased under such capital lease, equipment lease or purchase money Indebtedness and such obligations are not increased in amount, (g) liens to operators and non-operators under joint operating agreements, unitization and pooling agreements arising in the ordinary course of the business to secure amounts owing, which amounts are not yet due or are being contested in good faith by appropriate proceedings, provided that such reserve as may be required by GAAP shall have been made therefor and that, despite the existence of such reserves, to the extent that any such liens relate to the Matrix Interests, with respect to Matrix, or the Royale Interests, with respect to Royale, such liens would not be reasonably be expected to materially impair the use of, or proceeds derived from, such Matrix Interests or Royale Interests, as applicable, (h) Production Burdens, and (i) liens arising under workers’ compensation, unemployment insurance, social security, retirement and similar legislation.
“Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Authorities.
“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.
“Pre-Closing Taxes” means Taxes of Matrix for any pre-closing Tax period.
“Production Burden” means all royalty interests, overriding royalty interests, production payments, net profit interests or other similar interests that constitute a burden on, and are measure by or are payable out of, the production of Hydrocarbons or the proceeds realized from the sale or other disposition thereof.
“Property Interests” means, with respect to Matrix and its Subsidiaries and the Matrix LPs (a) direct and indirect interests in and rights with respect to Hydrocarbons and related properties and assets of any kind and nature, direct or indirect, including working and leaseholdinterests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, and other non-working interests and non-operating interests in the oil, gas and mineral fee or leasehold estate; (b) all  rights with respect to Hydrocarbons or revenues therefrom; (c) all Contracts in connection therewith and the leasehold estates created thereby and the lands covered by the Contracts relating to the Hydrocarbons or included in units with which such Contracts may have been pooled or united; (d) surface interests, fee interests, reversionary interests, reservations and concessions; (e) all easements, surface use agreements, rights of way, licenses and permits, in each case, in connection with leases, the drilling of wells or the processing, storage, disposition, transportation or sale of Hydrocarbons, (f) all interests in machinery, equipment (including wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment) pumps, water plants, electric plants, gasoline and gas platforms, processing plans, compressor stations, separation plants, refineries, testing and monitoring equipment, in each case, in connection with any leases, the drilling of wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, and (g) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.
“Proxy Statement/Prospectus” means the filing with the SEC of Royale’s proxy statement relating to a special meeting of the Royale shareholders to consider and vote on this Agreement and the transactions contemplated in the Merger Agreement.
“Registration Statement” means a registration statement on Form S-4 under the Securities Act filed by Royale on behalf of Parent, with respect to the transactions contemplated in the Merger Agreement.
“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.
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“Requisite Exchange Approvals” mean, in the case of consummation of the Merger, receipt of the Requisite Matrix Vote, and with respect to the Exchanges, all consents, approvals or waivers required from the Matrix LP Holders, Matrix Operator Holders, the respective general partners of each Matrix LP and the holders of subordinated notes of Matrix, Matrix Operator and the Matrix LPs, to consummate each of the respective Exchanges.
“Requisite Matrix Vote” has the meaning set forth in Section 4.02(a).
“Requisite Partners’ Consent” has the meaning set forth in Section 6.04.
“Requisite Royale Vote” has the meaning set forth in Section 5.02(a).
“Right of Way” is defined in Section 4.10.
“Royale” has the meaning set forth in the preamble.
“Royale Benefit Plans” has the meaning set forth in Section 5.16.
“Royale Charter Documents” means the Governing Documents of each of the Royale Parties, respectively.
“Royale Common Stock” means the common stock, no par value per share, of Royale, including all shares of common stock into which outstanding shares of Royale’s preferred stock are convertible and which are issuable upon exercise outstanding warrants and options to purchase Royale’s common stock.
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“Royale Convertible Notes” has the meaning set forth in Section 8.03.
“Royale Disclosure Schedules” means the Disclosure Schedules submitted by or on behalf of the Royale and Parent regarding the Royale Parties in connection with this Agreement.
“Royale Financial Statements” has the meaning set forth in Section 5.06.
“Royale Insurance Policies” has the meaning set forth in Section 5.12.
“Royale Intellectual Property” means all Intellectual Property that is owned or held for use by Royale.
“Royale Interests” means, with respect to Royale and its Subsidiaries (a) direct and indirect interests in and rights with respect to Hydrocarbons and related properties and assets of any kind and nature, direct or indirect, including working and leasehold interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, and other non-working interests and non-operating interests in the oil, gas and mineral fee or leasehold estate; (b) all rights with respect to Hydrocarbons or revenues therefrom; (c) all Contracts in connection therewith and the leasehold estates created thereby and the lands covered by the Contracts relating to the Hydrocarbons or included in units with which such Contracts may have been pooled or united; (d) surface interests, fee interests, reversionary interests, reservations and concessions; (e) all easements, surface use agreements, rights of way, licenses and permits, in each case, in connection with leases, the drilling of wells or the processing, storage, disposition, transportation or sale of Hydrocarbons, (f) all interests in machinery, equipment (including wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment) pumps, water plants, electric plants, gasoline and gas platforms, processing plans, compressor stations, separation plants, refineries, testing and monitoring equipment, in each case, in connection with any leases, the drilling of wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, and (g) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.
“Royale IP Registrations” means all Royale Intellectual Property that is subject to any issuance registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, domain names and copyrights, issued and reissued patents and pending applications for any of the foregoing.
“Royale Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or would reasonably be expected to become, individually or in the aggregate,
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materially adverse to (i) the business, results of operations, prospects, condition (financial or otherwise), or assets of  the Royale Parties, taken as a whole, or (ii) the ability of the Royale Parties to consummate the transactions contemplated hereby on a timely basis; provided, however, that, for the purposes of clause (i), a Royale Material Adverse Effect shall not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to or resulting from: (a) changes generally affecting the economy, financial or securities markets; (b) the announcement of the transactions contemplated by this Agreement; (c) any outbreak or escalation of war or any act of terrorism; (d) changes in the price or trading volume of Royale Common Stock; or (e) general conditions in the industry in which the Royale Parties operate; provided further, however, that any event, change and effect referred to in clauses (a), (c) or (d) immediately above shall be taken into account in determining whether a Royale Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change or effect has a disproportionate effect on the Royale Parties, taken as a whole, compared to other participants in the industries in which Royale Parties conduct their businesses.
“Royale Merger” means Royale Merger Sub shall be merged with and into Royale with Royale as the surviving corporation and a wholly-owned Subsidiary of Parent.
“Royale Merger Consideration” means the number of shares of Parent Common Stock into which Royale Common Stock converts in connection with the Royale Merger determined in accordance with the Merger Agreement.
 “Royale Merger Effective Time” means the time the Royale Merger shall become effective as such certificates of merger have been duly filed with the Secretary of State of the State of California and the Secretary of State of the State of Delaware, respectively, or at such later date or time as may be agreed by Matrix and Royale in writing and specified in the respective certificates of merger in accordance with the requirements of the CCC and DGCL.
“Royale Merger Sub” means Royale Merger Sub, Inc., a California corporation and direct, wholly-owned Subsidiary of Parent.
“Royale Merger Sub Shares” has the meaning set forth in Section 5.04(c).
“Royale Parties” means Royale, Parent, Royale Merger Sub, Inc., a California corporation and a direct, wholly-owned Subsidiary of Parent and Matrix Merger Sub, Inc., a California corporation and a direct, wholly-owned Subsidiary of Parent, together with each of their respective Subsidiaries.
“Royale Preferred Stock” means the Series AA Convertible Preferred Stock of Royale.
“Royale Shares” means shares of capital stock of Royale Energy, Inc. a California corporation.
“Royale Stockholder” means a holder of Royale Common Stock or Royale Preferred Stock.
“Royale Stockholders Meeting” has the meaning set forth in Section 6.03(d).
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“SEC” has the meaning set forth in Section 6.03.
“SEC Reports” has the meaning set forth in Section 5.06.
“Securities Act” means the Securities Act of 1933, as amended.
“Section 351 Plan” means the Section 351 Plan of Merger and Exchange in the form attached hereto as Exhibit E.
“Series B Preferred Stock” means Series B 3.5% Convertible Preferred Stock of Parent.
“Shares” means Royale Shares or Matrix Shares or shares of capital stock of any Constituent Corporation as the context may require.
“Stockholder” means a Matrix Stockholder, a Royale Stockholder or a Parent Stockholder, as the context shall require.
“Straddle Period” has the meaning set forth in Section 7.04.
“Subsidiary” means, when used with respect to any party, any corporation or other organization, whether incorporated or unincorporated, a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.
“Tax Claim” has the meaning set forth in Section 7.05.
“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.
“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“TBOC” means the Texas Business Organizations Code, as amended from time to time.
 “Union” has the meaning set forth in Section 4.19(b).
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ARTICLE II
Agreement For Exchange; Closing
Section 2.01 Exchange of MI LP Interests for the Exchange Consideration.  The Partners hereby agree to assign, transfer and deliver to Parent all right, title and interest in and to all of the outstanding limited partnership interests of the Partnership (“MI LP Interests”) at Closing in exchange for the Exchange Consideration (as defined below) to be delivered by Parent.  Parent hereby agrees to pay, assign, transfer and deliver the Exchange Consideration to the Partners at Closing in accordance with this Agreement and such Exchange Consideration shall be allocated among the Partners in proportion to the respective Percentage Interest owned by each Partner as set forth in Exhibit B hereto.

Section 2.02 Aggregate Consideration from Parent.  The aggregate consideration to be delivered to the Partners by the Parent shall be the aggregate number of shares of Parent Common Stock, $0.001 par value per share, as set forth on an Exhibit B hereto for all of the MI LP Interests, which shall be allocated among the Partners in proportion to their Percentage Interest as set forth and provided on Exhibit B hereto (as applicable, the “Exchange Consideration”).
Section 2.03 Payment of Exchange Consideration.  Parent shall deliver 100% of the Exchange Consideration payable to each respective Partner against delivery by such Partner of a Letter of Transmittal together with all certificates representing such Partner’s MI LP Interest, conveying all of such Partner’s MI LP Interest to Parent at Closing.
Section 2.04 No Fractional Shares.  Notwithstanding the foregoing, no fractional shares of Parent Common Stock will be issued pursuant to this Section 2.04.  If any Partner would otherwise be entitled hereunder to receive a fractional share of Parent Common Stock but for this paragraph, then the aggregate number of shares of Parent Common Stock that such Partner is entitled to receive will be (i) rounded up to the next applicable whole share, if the aggregate number of fractional shares of Parent Common Stock to which a Partner would otherwise be entitled under this Agreement would be equal to or greater than one-half (0.5) of one share, or (ii) rounded down to the next applicable whole share, if the aggregate number of fractional shares of Parent Common Stock to which a Partner would otherwise be entitled under this Agreement would be less than one-half (0.5) of one share, and such Partner will not receive cash or any other compensation in lieu of such fractional share of Parent Common Stock.
Section 2.05 Dissenting Shares.  Notwithstanding any provision of this Agreement to the contrary, in connection with the Royale Merger, Royale Shares issued and outstanding immediately prior to the Closing Date or Royale Merger Effective Time (other than Excluded Royale Shares under Section 3.01(b) of the Merger Agreement) which are held by a holder who has not voted in favor of adoption of this Agreement or the Merger Agreement and who has properly exercised appraisal rights of such Shares in accordance with Section 1301 of the CCC (such Shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the CCC with respect to such Shares) shall not be converted into a right to receive the Royale Merger Consideration, but
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instead shall be entitled to only such rights as are granted by Section 1300 of the CCC; provided, however, that if, after the Royale Merger Effective Time or Closing Date, as applicable (the “Applicable Effective Time”), such holder fails to perfect, withdraws or loses such holder’s right to appraisal pursuant to Section 1301 of the CCC or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 1300 of the CCC, such Shares shall be treated as if they had been converted as of the Applicable Effective Time into the Royale Merger Consideration to the extent, if any, which such holder is entitled pursuant to Section 3.01 of the Merger Agreement without interest thereon. Royale shall provide the Partners with prompt written notice (which notice may be provided to Matrix on behalf of the Partners) of any demands which they receive for appraisal of any of their outstanding Shares in connection with the Mergers, any withdrawal of any such demand and any other demand, notice or instrument delivered to them prior to the Applicable Effective Time pursuant to the CCC that relates to such demand.
Section 2.06 Non-Survival of Representations and Warranties.  Absent actual fraud, and any intentional, willful and material breach of any representation or warranty contained in this Agreement by the Partnership or any Royale Party, as applicable, none of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement will survive the Closing of the Exchange. This Section 2.06 does not limit any covenant of the parties to this Agreement which, by its terms, contemplates performance after the Closing of the Exchange.
ARTICLE III
Escrow; Closing

Section 3.01 Escrow Closing.  A closing into Escrow (“Escrow Closing”) will take place at the offices of Porter Hedges LLP in Houston, Texas, not less than two business days prior to the date of the special meeting date of shareholders of Matrix as set forth in the Proxy Statement/Prospectus mailed to Matrix shareholders in connection with the Matrix Merger, but in no event later than Outside Date; provided that each of the conditions precedent to the obligations of the parties to effect the Closing other than completion of the Matrix Merger are then satisfied or waived by the applicable party. At the Escrow Closing, the parties will deliver or cause to be delivered into escrow with the escrow agent (“Escrow Agent”) under the Escrow Agreement set forth in Exhibit C hereto, the documents described in Section 8.04 below.  The parties may agree in writing on another date, time or place for the Escrow Closing.
Section 3.02 Delivery of MI LP Interest.  Prior to the Closing, the Parent will deliver to each of the Partners a Letter of Transmittal, in substantially the form attached hereto as Exhibit D, to be used by each Partner for surrendering to Parent certificates, if any, representing all the such Partner’s MI LP Interest in exchange for the right to receive the Exchange Consideration.  On the Escrow Closing Date, certificates for all of the MI LP Interest held by each Partner will be delivered by such Partner to the Escrow Agent in accordance with the Escrow Agreement for the benefit of the Parent together with properly completed and executed Letters of Transmittal.
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(a) It is agreed that no assignment, transfer or other disposition of record or beneficial ownership of any MI LP Interest may be made on or after the date hereof other than as provided herein.
(b) The delivery of the Exchange Consideration to the Partners with respect to their respective Percentage Interests shall be deemed to be payment in full satisfaction of all rights, title and interests in and pertaining to the outstanding MI LP Interests.
Section 3.03 Exchange Closing.  Closing of the Exchange (the “Closing”) will occur concurrently with the Matrix Merger and as soon as practicable after the special meeting of Matrix shareholders to consider and vote upon the Matrix Merger (the “Closing Date”); provided that each of the conditions precedent to the obligations of the parties to effect the Closing are then satisfied or waived by the applicable party.  The parties may agree in writing on another date, time or place for the Closing.  At the Closing, the parties will release or cause the Escrow Agent to release the escrowed documents from escrow to the parties designated to receive such documents under the Escrow Agreement, and Parent shall pay and deliver the Exchange Consideration to the Partners as prescribed in this Agreement.
ARTICLE IV
Representations And Warranties Of The Partners
Each Partner separately, and with respect only to his matters and circumstances, hereby represents and warrants to Royale and the Parent that the following statements are true and correct.
Section 4.01 MI LP Interest Ownership.  Exhibit A accurately sets forth the names of each Partner, the Percentage Interest owned by each Partner and the aggregate MI LP Interest.  Each Partner owns, beneficially and of record, with full power to vote, transfer and assign such Partner’s Percentage Interest set forth beside such Partner’s name on Exhibit A and such MI LP Interest so held by the Partners is free and clear of all liens, encumbrances and adverse claims whatsoever except as set forth on Exhibit A.
Section 4.02 Authority.
(a) Partnership Authority.  The Partnership has the requisite corporate power or entity power and authority to enter into and perform its obligations under this Agreement and all documents and instruments referred to herein or contemplated hereby to be executed, delivered and/or performed by the Company (the “Partnership Related Documents”) and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Partnership of this Agreement and each Partnership Related Document to which it is a party and the consummation by the Partnership of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Partnership.  Matrix has the requisite corporate power or entity power and authority to enter into and perform its obligations under the Merger Agreement and the Ancillary Documents to which it is a party and, subject to adoption of the Merger Agreement by the affirmative vote or consent of holders of two-thirds of the outstanding shares of Matrix common stock (“Requisite Matrix Vote”), to consummate the transactions
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contemplated hereby.  No corporate, limited partnership or other proceedings on the part of the Partners or the Partnership are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the Exchange and the other transactions contemplated hereby other than the Requisite Partners’ Consent and execution and delivery of the Partner Related Documents. This Agreement and each Partnership Related Document has been duly executed and delivered by the Partnership, and (assuming due authorization, execution and delivery by each other party hereto) this Agreement constitutes a legal, valid and binding obligation of the Partnership enforceable against the Partnership in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity). When each Partnership Related Document to which the Partnership is or will be a party has been duly executed and delivered by the Partnership (assuming due authorization, execution and delivery by each other party thereto), such Partnership Related Document will constitute a legal and binding obligation of the Partnership enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).
(b) Recommendation of the Corporate General Partner.  The Matrix Board, as the board of directors of the sole general partner of the Partnership, pursuant to resolutions duly adopted by unanimous vote at a meeting of all directors of Matrix duly called and held and not subsequently rescinded or modified, has, as of the date hereof (i) determined that this Agreement and the transactions contemplated hereby, including the Exchange, are advisable and in the best interests of, the Partners, (ii) approved and adopted, subject to the terms hereof, the Section 351 Plan, (iii) approved and declared advisable the “Agreement and Plan of Exchange” contained in this Agreement and the transactions contemplated by this Agreement, including the Exchange, in accordance with the CCC, (iv) directed that the “Agreement and Plan of Exchange” contained in this Agreement be submitted to all limited partners of the Partnership for consideration and approval with the recommendation of the general partner that the limited partners of the Partnership adopt and approve the “Agreement and Plan of Exchange” set forth in this Agreement.
(c) Partner Authority.  Each Partner has full right, power, legal capacity and authority to (i) execute, deliver and perform this Agreement, and all other documents and instruments referred to herein or contemplated hereby to be executed, delivered and/or performed by the Partners (each a “Partner Related Document”) and (ii) consummate the transactions contemplated herein and thereby.  This Agreement has been duly executed and delivered by each Partner and constitutes, and each Partner Related Document, when duly executed and delivered by each Partner who is a party thereto will constitute, legal, valid and binding obligations of such Partner enforceable against such Partner in accordance with their respective terms and conditions, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity (whether applied in a proceeding at law or in equity).
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Section 4.03 No Conflicts; Consents.  The execution, delivery and performance by the Partnership and the Partners of this Agreement, the Partnership Related Documents and the Partner Related Documents to which they are a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the articles of organization, the limited partnership agreement or other Partnership Charter Documents, or any provision of the certificate of incorporation, by-laws or other organizational documents of the corporate general partner of the Partnership; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to the Partnership; or (c) except as set forth in Section 4.03 of the Disclosure Schedules, require the consent, notice or other action by any Person under any Contract to which the Partnership is a party, other than, in the case of clauses (b) and (c) of this Section 4.03, such conflicts, violations, breaches, consents, notices or other actions that would not have and would not reasonably be expected to have a the Partnership Material Adverse Effect. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to the Partnership or any Partner in connection with the execution, delivery and performance of this Agreement, the Partnership Related Documents and the Partner Related Documents, or in connection with the consummation of the transactions contemplated hereby and thereby.
Section 4.04 Capitalization.
(a) Registered Owners of MI LP Interests. Section 4.04 of the Disclosure Schedules set forth, as of the date hereof, the name of each Person that is the registered owner of any MI LP Interests and the Percentage Interest owned by such Person. Except for the general partnership interest held by Matrix and the MI Partnership Interests held by the other Partners, there are no outstanding partnership interests of any kind, and no other equity interest or ownership rights whatsoever, with respect to the Partnership which are held by any Person; and
(b) No Outstanding Options, Warrants or Rights. Except as disclosed on Section 4.04(b) of the Disclosure Schedules, (i) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of the Partnership is authorized or outstanding, and (ii) there is no commitment by the Partnership to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other such rights or to distribute to holders of any of its equity securities any evidence of indebtedness or asset, to repurchase or redeem any securities of the Partnership or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security or other such right. There are no declared or accrued unpaid distributions or dividends payable with respect to any MI LP Interests.
(c) Due Authorization; No Encumbrances. All issued and outstanding MI LP Interests are (i) duly authorized, validly issued, fully paid and non-assessable; (ii) not subject to any preemptive rights created by statute, Partnership Charter Documents or any agreement to which the Partnership is a party; and (iii) free of any Encumbrances created by the Partners or the Partnership in respect thereof, other than restrictions as may exist under applicable securities Law and liens in favor of the Partnership’s lenders as listed on Section 4.04(c) of the Disclosure Schedules. All issued and outstanding MI LP Interests were issued in compliance with applicable Law.
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(d) No Purchase, Participation or Phantom Interest Rights. No outstanding MI LP Interests are subject to vesting or forfeiture rights or repurchase by the Partnership. There are no outstanding or authorized partnership interest appreciation rights, distribution or dividend equivalent rights, phantom stock or partnership interest rights, profit participation rights or other similar rights with respect to the Partnership or any of its securities.
(e) Compliance of Prior Distributions and Redemptions. All distributions, dividends, repurchases and redemptions of the capital stock (or other equity interests) of the Partnership were undertaken in compliance with the Partnership Charter Documents then in effect, any agreement to which the Partnership then was a party and in compliance with applicable Law.
(f) No Amounts Due from Partners. No amounts are due or payable to the Partnership from any of the Partners that will not be satisfied pursuant to Section 6.19.
Section 4.05 Subsidiaries.  Section 4.05 of the Disclosure Schedules sets forth a list of Persons in which the Partnership has or owns any interest in any shares or has an ownership interest.
Section 4.06 Financial Statements.  Complete copies of Matrix’s consolidated audited financial statements consisting of the consolidated balance sheets of Matrix, the Matrix LPs, Matrix Operator, Matrix Pipeline, LP (“Matrix Pipeline”), a California limited partnership and Subsidiary of Matrix Operator as the general partner and Matrix Las Cienegas Limited Partnership as the sole limited partner, and Matrix Royalty, LP, a Texas limited partnership and entity excluded from the transactions contemplated by the Merger Agreement (“Matrix Royalty” and, together with Matrix, the Matrix LPs, Matrix Operator and Matrix Pipeline, the “Matrix Consolidated Entities”), as at December 31, 2015 and 2014, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended (the “Audited Financial Statements”), and unaudited financial statements consisting of the balance sheets of the Matrix Consolidated Entities as at September 30, 2016, and the related statements of income and retained earnings, stockholders’ equity and cash flow for the  six-month period then ended (the “Interim Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”) have been delivered to Royale. The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved, subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments (the effect of which will not be materially adverse) and the absence of notes. The Financial Statements are based on the books and records of the Matrix Consolidated Entities, and present fairly, in all material respects, the financial position of Matrix as of the respective dates they were prepared and the results of the operations of Matrix for the periods indicated. The balance sheet of the Matrix Consolidated Entities as of December 31, 2015, is referred to in this Agreement as the “Balance Sheet” and the date thereof as the “Balance Sheet Date” and the balance sheet of the Matrix Consolidated Entities as of September 30, 2016, is referred to herein as the “Interim Balance Sheet” and the date thereof as the “Interim Balance Sheet Date”. Matrix maintains a standard system of accounting established and administered in accordance with GAAP.
Section 4.07 Undisclosed Liabilities.  The Partnership has no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise (“Liabilities”), except, in the case of the Partnership (a)  those which are accrued, adequately reflected or reserved against in the Financial Statements, (b) those which have been incurred in the ordinary course of business consistent with past practice since the Interim Balance Sheet Date, (c) those which would
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not reasonably be expected, individually or in the aggregate, to have a Partnership Material Adverse Effect, (d) those which have been discharged or paid in full prior to the date hereof in the ordinary course of business, or (e) those which are of a nature not required to be reflected on a balance sheet prepared in accordance with GAAP consistently applied.
Section 4.08 Absence of Certain Changes, Events and Conditions.  Since the Balance Sheet Date, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of the Partnership and each of its Subsidiaries has been conducted in the ordinary course of business and there has not been or occurred:
(a) any Partnership Material Adverse Effect or any event, condition, change or effect that could reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect; or
(b) except as disclosed on Section 4.08 of the Disclosure Schedules, any event, condition, action or effect that, if taken during the period from the date of this Agreement through the Closing Date, would constitute a breach of Section 6.01.
Section 4.09 Material Contracts.  Section 4.09 of the Disclosure Schedules sets forth a list of all Material Contracts to which the Partnership is party as of the date hereof, including the name of the parties thereto, the date of each such Material Contract and each amendment thereto.  All Material Contracts of the Partnership are valid, enforceable and in full force and effect, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).  Other than as described in Section 4.09 of the Disclosure Schedules, the Partnership is not, and the Partnership has no Knowledge that any other party thereto is, in material default under any such Material Contract, no material payments or other obligations are past due except for amounts being contested in good faith, and no circumstance exists that, with notice, the passage of time or both, would constitute a default under any Material Contract of the Partnership by the Partnership or, to the Knowledge of the Partnership, by any other party thereto.  The Partnership has not received any written notice of a default, alleged failure to perform or any offset or counterclaim with respect to any Material Contract of the Partnership that has not been fully remedied and withdrawn.
Section 4.10 Properties and Assets.
(a) Except as would not reasonably be expected to have a Partnership Material Adverse Effect, the Partnership or a Subsidiary of the Partnership each respectively owns and has either good and valid title in fee or a valid leasehold interest, Right of Way (defined below) or other rights to the land, mineral and other subsurface rights, buildings, structures and other improvements thereon and fixtures thereto necessary to permit it to conduct its business as currently conducted, in each case free and clear of all liens (except in all cases for Permitted Liens).  Except as would
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not reasonably be expected to have a Partnership Material Effect, all leases, Rights of Way or other agreements under which the Partnership or any of its Subsidiaries lease, access or use any real property are valid, binding and are in force and effect against the Partnership or any of its Subsidiaries and, to the Knowledge of the Partnership, the counterparties thereto, in accordance with their respective terms, and neither the Partnership nor any of its Subsidiaries are in default under any such leases, Rights of Way or other agreements.
(b) Each of the Partnership and its Subsidiaries has such consents, easements, rights of way, permits and licenses (collectively, “Rights of Way”) from each person as are sufficient to conduct its business as currently conducted, except for such Rights of Way the absence of which have not had and would not reasonably be expected to have a Partnership Material Adverse Effect.  Each of the Partnership and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights of Way and conducts their business in a manner that does not violate any of the Rights of Way, and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights of Way, except for such revocations, terminations and impairments that have not had and would not reasonably be expected to have a Partnership Material Adverse Effect.  All pipelines owned or operated by the Partnership are subject to Rights of Way, there are no encroachments or other encumbrances on the Rights of Way that materially affect the use thereof and there are no gaps (including any gap arising as a result of any breach by the Partnership, Matrix Operator, Matrix or any of its Subsidiaries of the terms of any Rights of Way) in the Rights of Way other than gaps that would not have and would not reasonably be expected to have a Partnership Material Adverse Effect.
(c) Except as would not reasonably be expected to have a Partnership Material Adverse Effect, the Partnership and its Subsidiaries, as applicable, have defensible title to all of the Property Interests forming the basis for the reserves reflected in the Audited Financial Statements except for such Property Interests sold, used, farmed out or otherwise disposed of since December 31, 2015, in the ordinary course of business, free and clear of all liens and Production Burdens other than Production Burdens not yet earned, due or payable and Permitted Liens (other than Production Burdens).  Except as would not reasonably be expected to have a Partnership Material Adverse Effect or as set forth on Section 4.10(c) of the Disclosure Schedules, (i) none of the proceeds from the sale of Hydrocarbons produced from the Property Interests in any producing well are being held in suspense for any reason, and (ii) there are no calls on production or, preferential rights to purchase Hydrocarbons and neither the Partnership nor any of its Subsidiaries is obligated to deliver Hydrocarbons or proceeds from the sale thereof at a future point in time without receiving payment therefor at or after the time of delivery (other than gas balancing arrangements), except for the rights of any lessor to take free gas under the terms of any applicable lease for its use on the lands covered by such lease.  Except as would not reasonably be expected to have a Partnership Material Adverse Effect, the Partnership and each applicable Subsidiary (A) are in compliance with all valuation agreements, and settlement agreements with respect to Production Burdens, and (B) have paid or will cause to be paid when due all Production Burdens with respect to the Property Interests and each other royalty, Tax or similar payment, except for such amounts that are being held in suspense as permitted pursuant to applicable Law or the terms of the applicable Contract or as reserved against in the Financial Statements.
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(d) All of the wells owned, leased, operated or used by the Partnership and its Subsidiaries and all water, carbon dioxide or injection wells located on any property owned, leased, operated or used by the Partnership and its Subsidiaries or otherwise associated with the Property Interests have been drilled, completed and operated within the limits permitted by the applicable Contract granting such rights and applicable Law, and all drilling and completion (and plugging and abandonment) of such wells and all related development, production and other operations have been conducted in compliance with all applicable Laws except, in each case, as would not reasonably be expected to have a Partnership Material Adverse Effect.  No well owned, leased, operated or used by the Partnership or any of its Subsidiaries are subject to material penalties on allowables because of overproduction or violation of any applicable Law.
(e) All Property Interests operated by the Partnership and its Subsidiaries have been operated in accordance with reasonable, prudent field practices and in compliance with the applicable Contracts, except where the failure to so operate would not reasonably be expected to have a Partnership Material Adverse Effect. None of the Interests of the Partnership or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the Transactions, except for any such preferential purchase, consent or similar rights that would not reasonably be expected to have a Partnership Material Adverse Effect.  Except as set forth on Section 4.10(e) of Disclosure Schedules, none of the Property Interests are subject to any Tax partnership agreement or provisions requiring a partnership income Tax Return.
(f) There are no material inaccuracies in the Summary Projection of Reserves and Revenues as of March 31, 2016, of the Partnership, with run date June 10, 2016, a correct and complete copy of which the Partnership has made available to Royale prior to the date of this Agreement.
(g) Except as set forth on Section 4.10(g) of the Disclosure Schedules, the Partnership is not engaged in any oil, natural gas or other futures or options trading in respect of which it has any material future liability, nor is it a party to any price swaps, hedges, futures or similar instruments.  Section 4.10(g) of the Disclosure Schedules sets forth obligations of the Partnership for the delivery of Hydrocarbons attributable to any of the Property Interests in the future on account of prepayment, advance payment, take-or-pay or similar obligations without then or thereafter being entitled to receive full value therefor.  Except as set forth on Section 4.10(g) of the Disclosure Schedules, as of the date hereof, the Partnership is not bound by futures, hedge, swap, collar, put, call, floor, cap, option or other Contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, or securities.
(h) Except as provided in Section 4.10(h) of the Disclosure Schedules, there are no mandatory drilling or completion obligations and there are no pending or, to the Knowledge of the Partnership, expected proposals or elections for drilling, completing, recompleting, reworking, facilities or similar activities that would require such commitment on behalf of the Partnership or any of its Subsidiaries within one year of the Closing Date in any of the Property Interests or any of the contracts governing any of the Property Interests.
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(i) Except as set forth on Section 4.10(i) of the Disclosure Schedules, none of the Contracts in respect of gathering, processing, storage or transportation of the production of Hydrocarbons from the Property Interests contain any minimum volume or throughput provisions or require the Partnership or any of its Subsidiaries to pay for services regardless of whether the Partnership or any of its Subsidiaries delivers such production for use of the services provided for under any such Contract.
(j) Except as set forth in Section 4.10(j) of the Disclosure Schedules, none of the Contracts relating to the Property Interests (including all oil, gas and mineral leases and similar Contracts) contain any provision (i) requiring the lessee to pay royalties on hedges, (ii) causing the oil, gas or mineral lease or contract to terminate without advance notice and the opportunity to cure resulting in a loss, in whole or in part, of any of the Property Interests for lessee’s failure to pay royalties or for lessee’s breach of any covenant thereunder, (iii) requiring lessor’s consent to the consummation of the transactions of the type contemplated under this Agreement, or (iv) is expected to result in a mandatory payment or expenditure not otherwise disclosed in Section 4.10(i) of the Disclosure Schedules.
Section 4.11 Intellectual Property.
(a) Section 4.11(a) of the Disclosure Schedules lists all (i) Partnership IP Registrations. All required filings and fees related to Partnership IP Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Partnership IP Registrations are otherwise in good standing, except as would not reasonably be expected to have a Partnership Material Adverse Effect.
(b) The consummation of the transactions contemplated hereunder will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Partnership’s right to own, use or hold for use any material Intellectual Property as owned, used or held for use in the conduct of the Partnership’s business or operations as currently conducted.
(c) The Partnership’s rights in Partnership Intellectual Property are valid, subsisting and enforceable, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity) and except as would not reasonably be expected to have a Partnership Material Adverse Effect. The Partnership has taken all commercially reasonable steps to maintain Partnership Intellectual Property and to protect and preserve the confidentiality of all material trade secrets included in the Partnership Intellectual Property, except as would not reasonably be expected to have a Partnership Material Adverse Effect.
(d) To the Knowledge of the Partnership, the conduct of the Partnership’s business as currently and formerly conducted does not infringe, misappropriate or otherwise violate the Intellectual Property or other rights of any Person, except as would not reasonably be expected to
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have a Partnership Material Adverse Effect. To the Knowledge of the Partnership, no Person is currently infringing, misappropriating, diluting or otherwise violating, any Partnership Intellectual Property in a way as would be expect to have a Partnership Material Adverse Effect.
(e) There are no Actions (including any oppositions, interferences or re-examinations) pending or, to the Knowledge of the Partnership, threatened: (i) alleging any infringement, misappropriation, dilution or violation of the Intellectual Property of any Person by the Partnership; (ii) challenging the validity, enforceability, registrability or ownership of any Partnership Intellectual Property or the Partnership’s rights with respect to any Partnership Intellectual Property; or (iii) by the Partnership or any other Person alleging any infringement, misappropriation, dilution or violation by any Person of Partnership Intellectual Property.  The Partnership is not subject to any outstanding Governmental Order (including any motion or petition therefor) that does or would restrict or impair the use of any material Partnership Intellectual Property.
Section 4.12 Reserved.
Section 4.13 Reserved.
Section 4.14 Reserved.
Section 4.15 Insurance  Section 4.15 of the Disclosure Schedules sets forth a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance maintained by the Partnership and relating to the assets, business, operations, employees, officers and directors of the Partnership (collectively, the “Partnership Insurance Policies”) and true and complete copies of the Partnership Insurance Policies have been made available to Royale. The Partnership Insurance Policies are in full force and effect with respect to the period covered. The Partnership has not received any written notice of cancellation of or materially adverse alteration of coverage under, any of such Partnership Insurance Policies. All premiums or installment payments of premiums due on such Partnership Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of Partnership Insurance Policy. All such Partnership Insurance Policies are valid and binding in accordance with their terms. Except as set forth on Section 4.15 of the Disclosure Schedules, there are no material claims related to the business of the Partnership pending under any Partnership Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. The Partnership is not in material default under, and has not otherwise failed to comply with, in any material respect, any provision contained in any such Partnership Insurance Policy.
Section 4.16 Legal Proceedings; Governmental Orders.
(a)  Except as set forth in Section 4.16(a) of the Disclosure Schedules, there are no Actions pending or, to the Partnership’s Knowledge, threatened (a) against or by the Partnership affecting any of its properties or assets; or (b) against or by the Partnership that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action. Except as set forth in Section 4.16(a) of the Disclosure Schedules, there are no outstanding
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Governmental Orders and no unsatisfied judgments, penalties or awards against or affecting the Partnership or any of its properties or assets. The Partnership is in compliance with the terms of each Governmental Order set forth in Section 4.16(a) of the Disclosure Schedules. No event has occurred or circumstances exist that may constitute or result in (with or without notice or lapse of time) a violation of any such Governmental Order.
Section 4.17 Compliance With Laws; Permits.
(a) Except as set forth in Section 4.17(a) of the Disclosure Schedules, the Partnership has complied, and is now complying, with all Laws applicable to it or its business, properties or assets, in each case, except as would not reasonably be expected to have a Partnership Material Adverse Effect.
(b) All material Permits required for the Partnership to conduct its business have been obtained by it and are valid and in full force and effect. The Partnership is in compliance, in all material respects, with the terms of such material Permits. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any material Permit, except as would not reasonably be expected to have a Partnership Material Adverse Effect.
Section 4.18 Environmental Laws.  The Partnership and its Subsidiaries (i) are in compliance with all Environmental Laws, (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.
Section 4.19 Employee Benefit Matters.  Section 4.19 of the Disclosure Schedules lists each Employee Benefit Plan that the Partnership or any ERISA Affiliate maintains or to which the Partnership or any ERISA Affiliate contributes or is a participating employer (collectively, the “Partnership Benefit Plans”).  With respect to each Partnership Benefit Plan, the Partnership has delivered to Royale true and complete copies of all plan documents and summary plan descriptions, the most recent determination letter (or opinion letter) received from the Internal Revenue Service, the most recent Form 5500 Annual Reports, and all related trust agreements associated with such Partnership Benefit Plan.
(a) Each Partnership Benefit Plan (and each related trust, insurance contract or fund) has been administered and operated in material compliance with the terms of the applicable controlling documents and with the applicable provisions of ERISA, the IRC and all other Applicable Laws, except as would not reasonably be expected to have a Partnership Material Adverse Effect.  Each Partnership Benefit Plan (including any material amendments thereto) that is capable of approval by, or registration for or qualification for special tax status with, the appropriate taxation, social
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security or supervisory authorities in the relevant jurisdiction has received such approval, registration or qualification or there remains a period of time in which to obtain such approval, registration or qualification retroactive to the date of any material amendment that has not previously received such approval, registration or qualification.
(b) Except as would not reasonably be expected to have a Partnership Material Adverse Effect, all required reports, descriptions and disclosures have been filed or distributed appropriately and in accordance with applicable Law with respect to each Partnership Benefit Plan.  The requirements of Part 6 of Subtitle B of Title I of ERISA and of Section 4980B of the IRC have been met with respect to each Partnership Benefit Plan that is a group health plan.
(c) All contributions (including all employer contributions and employee salary reduction contributions) that are due and owing have been paid to each Partnership Benefit Plan (or related trust or held in the general assets of the Partnership or one or more ERISA Affiliates or accrued, as appropriate), and all contributions for any period ending on or before the Closing Date that are not yet due have been paid to each Partnership Benefit Plan or accrued in accordance with the past custom and practice of the Partnership and the ERISA Affiliates.  All premiums or other payments for all periods ending on or before the Closing Date have been paid with respect to each Partnership Benefit Plan that is an Employee Welfare Benefit Plan.
(d) Each Partnership Benefit Plan that is an Employee Pension Benefit Plan and that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the IRC meets such requirements and has either received or applied for (or has time remaining to apply for) a favorable determination letter (or, in the case of a prototype plan, an opinion letter) from the Internal Revenue Service within the applicable remedial amendment periods.
(e) No Partnership Benefit Plan, or Employee Benefit Plan maintained, sponsored or contributed to by the Partnership or any ERISA Affiliate in the six year period preceding the Closing Date is or has been subject to the minimum funding requirements of Section 412 of the IRC or subject to Title IV of ERISA.
(f) None of the Partnership Benefit Plans promises or provides retiree medical, health or life insurance or other welfare type benefits for current or future retired or terminated employees, their spouses or their dependents (other than in accordance with Section 4980B of the IRC) that cannot be unilaterally terminated by the Partnership or an ERISA Affiliate.
(g) Each Partnership Benefit Plan has been administered in accordance with its terms, except as would not reasonably be expected to have a Partnership Material Adverse Effect.  Neither the Partnership nor any ERISA Affiliate has entered into any agreement, arrangement or understanding, whether written or oral, with any trade union, works council or other employee representative body or any number or category of its employees that would prevent, restrict or impede the implementation of any layoff, redundancy, severance or similar program within its or their respective workforces (or any part of them).
(h) There are no unresolved claims or disputes under the terms of, or in connection with, any Partnership Benefit Plan (other than routine undisputed claims for benefits), and no action, legal or otherwise, has been commenced with respect to any such claim or dispute, except, in each case, as would not reasonably be expected to have a Partnership Material Adverse Effect.
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(i) With respect to each Partnership Benefit Plan that the Partnership or any ERISA Affiliate maintains or to which any of them contributes:
(i) To the Knowledge of the Partnership, there have been no “prohibited transaction,” as such term is defined in Section 406 of ERISA or Section 4975 of the IRC, with respect to any such Partnership Benefit Plan that would subject the Partnership or any ERISA Affiliate to a tax or penalty imposed pursuant to Section 4975 of the IRC or Section 502(c), (i) or (l) of ERISA.
(ii) Neither the Partnership nor, to the Knowledge of the Partnership, any ERISA Affiliate (by way of indemnification, directly or otherwise) has any liability or penalty under Sections 4976 through 4980 of the IRC or Title I of ERISA with respect to any Partnership Benefit Plan.
(iii) No action, suit, proceeding, hearing or investigation with respect to the administration or the investment of the assets of any Partnership Benefit Plan (other than routine claims for benefits) is pending or, to the Knowledge of the Partnership, threatened, and to the Knowledge of the Partnership, there is no basis for any such action, suit, proceeding, hearing or investigation, except, in each case, as would not reasonably be expected to have a Partnership Material Adverse Effect.
(iv) Neither the execution and delivery of this Agreement or any other Transaction Document to which the Partnership is a party nor the Matrix Merger will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any officer, director or employee of the Partnership; (ii) materially increase any benefits otherwise payable by the Partnership; or (iii) result in the acceleration of the time of payment or vesting of any such benefits.
(v) No Partnership Benefit Plan is funded with or allows for payments or distributions in any employer security of the Partnership, including, but not limited to, employer securities as defined in Section 407(d)(1) of ERISA, or employer real property as defined in Section 407(d)(2) or ERISA.
(j) For purposes of this Agreement, the following terms will have the respective meanings indicated below:
(i) “Employee Benefit Plan” means, with respect to any Person, the following, whether written or oral:  (A) any nonqualified deferred compensation or retirement plan or arrangement that is an Employee Pension Benefit Plan, (B) any qualified defined contribution retirement plan or arrangement that is an Employee Pension Benefit Plan, (C) any qualified defined benefit retirement plan or arrangement that is an Employee Pension Benefit Plan, (D) any Employee Welfare Benefit Plan or fringe benefit plan or program, or (E) any profit
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sharing, bonus, stock option, stock purchase, severance or incentive plan, agreement or arrangement that is sponsored, maintained or contributed to by such Person or any ERISA Affiliate of such Person for the benefit of the employees, former employees, independent contractors or agents of such Person or any ERISA Affiliate or has been so sponsored, maintained or contributed to at any time prior to the Closing Date.
(ii) “Employee Pension Benefit Plan” has the meaning set forth in Section 3(2) of ERISA.
(iii) “Employee Welfare Benefit Plan” has the meaning set forth in Section 3(1) of ERISA.
Section 4.20 Employment Matters.
(a) Section 4.20(a) of the Disclosure Schedules contains a list of all persons who are employees of the Partnership as of the date hereof, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate; (v) commission, bonus or other incentive-based compensation; and (vi) a description of the fringe benefits provided to each such individual as of the date hereof.
(b) Except as set forth in Section 4.20(b) of the Disclosure Schedules, the Partnership is not, and has not been for the past three (3) years, a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a union, works council or labor organization (collectively, “Union”), and there is not, and has not been for the past three (3) years, any Union representing or purporting to represent any employee of the Partnership, and, to the Partnership’s Knowledge, no Union or group of employees is seeking to organize employees for the purpose of collective bargaining. Except as set forth in Section 4.20(b) of the Disclosure Schedules, to the Knowledge of the Partnership, there has been no threat of  any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting the Partnership or any of its employees.
(c) Except as would not reasonably be expected to have a Partnership Material Adverse Effect, the Partnership is in compliance with all applicable Laws pertaining to employment and employment practices to the extent they relate to employees of the Partnership, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance. All individuals characterized and treated by the Partnership as independent contractors or consultants are properly treated as independent contractors under all applicable Laws, except as would not reasonably be expected to have a Partnership Material Adverse Effect. All employees of the Partnership classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly
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classified, except as would not reasonably be expected to have a Partnership Material Adverse Effect. Except as set forth in Section 4.20(c) of the Disclosure Schedules, there are no Actions against the Partnership pending, or to the Partnership’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former applicant, employee, consultant or independent contractor of the Partnership, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wage and hours or any other employment-related matter arising under applicable Laws.
Section 4.21 Taxes.  Except as set forth in Section 4.21 of the Disclosure Schedules:
(a) All Tax Returns required to be filed on or before the Closing Date by the Partnership have been, or will be, timely filed. All Taxes due and owing by the Partnership (whether or not shown on any Tax Return) have been, or will be, timely paid.
(b) The Partnership has withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder or other party, and complied with all information reporting and backup withholding provisions of applicable Law.
(c) No claim has been made by any taxing authority in any jurisdiction where the Partnership does not file Tax Returns that it is, or may be, subject to Tax by that jurisdiction.
(d) No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of the Partnership.
(e) The amount of the Partnership’s Liability for unpaid Taxes for all periods ending on or before December 31, 2015, does not, in the aggregate, exceed the amount of accruals for Taxes (excluding any accrual for Taxes with respect to timing differences between financial accounting income and taxable income) reflected on the Financial Statements. The amount of the Partnership’s Liability for unpaid Taxes for all periods following the end of the recent period covered by the Financial Statements shall not, in the aggregate, exceed the amount of accruals for Taxes (excluding any accrual for Taxes with respect to timing differences between financial accounting income and taxable income) as adjusted for the passage of time in accordance with the past custom and practice of the Partnership (and which accruals shall not exceed comparable amounts incurred in similar periods in prior years).
(f) Section 4.21(f) of the Disclosure Schedules sets forth:
(i) the taxable years of the Partnership as to which the applicable statutes of limitations on the assessment and collection of Taxes have not expired;
(ii) those years for which examinations by the taxing authorities have been completed; and
(iii) those taxable years for which examinations by taxing authorities are presently being conducted.
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(g) All deficiencies asserted, or assessments made, in writing against the Partnership as a result of any examinations by any taxing authority have been fully paid or otherwise finally resolved.
(h) The Partnership is not a party to any Action by any taxing authority. There are no pending or threatened Actions by any taxing authority.
(i) The Partnership has delivered to Royale copies of all federal, state, local and foreign income, franchise and similar Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by, the Partnership for all Tax periods ending after January 1, 2014.
(j) There are no Encumbrances for Taxes (other than for current Taxes not yet due and payable) upon the assets of the Partnership.
(k) The Partnership is not a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement (other than any agreement entered into in the ordinary course of business with incidental tax provisions, such as loan agreements, leases, and hedging contracts).
(l) No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any taxing authority with respect to the Partnership.
(m) The Partnership has not been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes.  The Partnership has no Liability for Taxes of any Person (other than the Partnership) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Law), as transferee or successor, by contract or otherwise.
(n) The Partnership will not be required to include any item of income in, or exclude any item or deduction from, taxable income for taxable period or portion thereof ending after the Closing Date as a result of:
(i) any change in a method of accounting under Section 481 of the IRC (or any comparable provision of state, local or foreign Tax Laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date;
(ii) an installment sale or open transaction occurring on or prior to the Closing Date;
(iii) a prepaid amount received on or before the Closing Date;
(iv) any closing agreement under Section 7121 of the IRC, or similar provision of state, local or foreign Law; or
(v) any election under Section 108(i) of the IRC.
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(o) The Partnership has not been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the IRC.
(p) The Partnership is not, and has not been, a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the IRC and Treasury Regulations Section 1.6011-4(b).
(q) Within the last three (3) years, the Partnership has not owned any material assets located outside the United State or conducted a material trade or business outside the United States.
(r) The Partnership is not an investment company as defined in Section 351(e)(1) of the IRC.
(s) The Partnership is not under the jurisdiction of a court in a title 11 or similar case within the meaning of Sections 351(e)(2) and 368(a)(3)(A) of the IRC.
Section 4.22 Books and Records.  The minute books and stock record books of the Partnership, all of which have been made available to Royale, are complete and correct and have been maintained in accordance with sound business practices. The minute books of the Partnership contain accurate and complete records of all meetings, and actions taken by written consent of, the partners of the Partnership, the Matrix Board or committee thereof when acting on behalf of the Partnership as general partner of the Partnership, and no meeting, or action taken by written consent, of any such partners, Matrix Board or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Escrow Closing and at the Closing, all of those books and records will be in the possession of the Partnership.
Section 4.23 Related Party Transactions.  Section 4.23 of the Disclosure Schedules lists all Contracts between the Partnership and any executive officer or director of the Partnership, any executive officer or director of any general partner of the Partnership or any person owning 5% or more of the MI LP Interests (or any of such person’s immediate family members or Affiliates of such person) or by which any executive officer or director of the Partnership, any executive officer or director of any general partner of the Partnership or any person owning 5% or more of the MI LP Interests (or any of such person’s immediate family members or Affiliates) has any interest in any property owned by the Partnership.
Section 4.24 Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Partnership Related Document based upon arrangements made by or on behalf of the Partnership.
Section 4.25 Legal Proceedings.  There are no Actions pending or, to the Partnership’s Knowledge, threatened against or by the Partnership or any of its Subsidiaries that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. To the Knowledge of the Partnership, no event has occurred or circumstances exist that may give rise or serve as a basis for any such Action.
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Section 4.26 Proxy Statement.  None of the information with respect to the Partnership that the Partnership or any of its Representatives furnishes in writing to Royale expressly for use in the Registration Statement, will, at the date the Registration Statement is first mailed to Royale’s stockholders or at the time of the Royale Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Partnership with respect to any other statements made or incorporated by reference in the Registration Statement.
Section 4.27 No Other Representations or Warranties  Except for the representations and warranties contained in this ARTICLE IV (giving effect to the Matrix Disclosure Schedules) and in the Letter of Transmittal submitted by each Partner in connection with the Exchange, neither the Partners nor the Partnership makes any representation or warranty, express or implied on behalf of or concerning the Partnership or any of its affiliates in connection with this Agreement or the transactions contemplated hereby.
ARTICLE V
Representations and Warranties of Royale and the Parent
Except as set forth in the correspondingly numbered Section of the Royale Disclosure Schedules, Royale and Parent, jointly and severally represent and warrant to the Partners that the statements contained in this are true and correct as of the date hereof.
Section 5.01 Organization and Qualification of the Royale Parties.  Each Royale Party is a corporation duly organized, validly existing and in good standing under the Laws of its respective state of organization and has the requisite corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. Section 5.01 of the Royale Disclosure Schedules sets forth each jurisdiction in which each Royale Party is licensed or qualified to do business, and each Royale Party is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not individually or in the aggregate, have a Royale Material Adverse Effect.
Section 5.02 Authority; Board Approval.
(a) Each Royale Party has the requisite corporate power and authority to enter into and perform its obligations under this Agreement, the Merger Agreement and the Ancillary Documents to which it is a party and, subject to, in the case of the consummation of the Mergers, adoption of the Merger Agreement by the affirmative vote or consent of holders of (i) two-thirds of the outstanding Shares of Royale Common Stock, (ii) two-thirds of the outstanding shares of common stock of each of Royale Merger Sub and Matrix Merger Sub, and (iii) a majority of the outstanding shares of common stock of Parent (“Requisite Royale Vote”), to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Royale Parties of this Agreement, the Merger Agreement and any Ancillary Document to which they are a party and the consummation by the Royale Parties of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of each Royale Party and no other corporate proceedings on the part of the Royale Parties are necessary to authorize the
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execution, delivery and performance of this Agreement or to consummate the Exchange, the Mergers and the other transactions contemplated hereby and thereby, subject only, in the case of consummation of the Mergers, to the receipt of the Requisite Royale Vote. The Requisite Royale Vote is the only vote or consent of the holders of any class or series of Royale’s capital stock required to approve and adopt this Agreement, the Mergers and the Ancillary Documents, and to approve and consummate the Exchange, the Mergers and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Royale Parties, and (assuming due authorization, execution and delivery by each other party hereto) this Agreement constitutes a legal, valid and binding obligation of the Royale Parties enforceable against each Royale Party in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity). When the Merger Agreement and each Ancillary Document to which each Royale Party is or will be a party has been duly executed and delivered by the Royale Parties (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Document will constitute a legal and binding obligation of each Royale Party enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).
(b) The respective boards of directors of each Royale Party, by resolutions duly adopted by unanimous vote at a meeting of all directors of each of such corporations duly called and held and not subsequently rescinded or modified in any way, has, as of the date hereof each such corporation has (i) determined that the Merger Agreement and the transactions contemplated hereby and thereby, including the Exchange and the Mergers, are advisable and in the best interests of the respective stockholders, (ii) approved and adopted the Mergers, subject to the terms hereof, the Section 351 Plan, (iii) directed that the “agreement of merger” contained in the Merger Agreement be submitted to its respective stockholders for adoption, and (iv) resolved to recommend that its respective stockholders adopt the “agreement of merger” set forth in the Merger Agreement and directed that such matter be submitted for consideration of the Stockholders.  In addition, the respective boards of directors of each of Royale and Parent have, by resolutions duly adopted by unanimous vote at a meeting of all directors of each of such corporations duly called and held and not subsequently rescinded or modified in any way, (w) determined that this Agreement and the transactions contemplated hereby, including the Exchange, are advisable and in the best interests of its respective stockholders, (x) approved and adopted this Agreement, subject to the terms hereof, the Section 351 Plan, (y) approved and declared advisable the “Agreement and Plan of Exchange” contained in this Agreement and the transactions contemplated by this Agreement, including the Exchange, in accordance with the CCC, and (z) directed that the “Agreement and Plan of Exchange” contained in this Agreement be submitted to its respective stockholders for consideration and approval with the recommendation of the respective board of directors that such stockholders adopt and approve the “Agreement and Plan of Exchange” set forth in this Agreement.
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Section 5.03 No Conflicts; Consents.  The execution, delivery and performance by the Royale Parties of this Agreement and the Ancillary Documents to which each is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the Royale Charter Documents; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to any Royale Party; or (c) except as set forth in Section 5.03 of the Royale Disclosure Schedules, require the consent, notice or other action by any Person under any Contract to which any Royale Party is a party, other than, in the case of clauses (b) and (c) of this Section 5.03, such conflicts, violations, breaches, consents, notices or other actions that would not have and would not reasonably be expected to have a Royale Material Adverse Effect. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to each Royale Party in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, except for (i) the filing of the certificate of merger with the Secretary of State of California, (ii) the filing of the certificate of merger with the Secretary of State of Delaware, (iii) the filing of the Registration Statement with the SEC, and (iv) such filings as may be required under the HSR Act.
Section 5.04 Capitalization.
(a) The authorized Parent Shares consist of 280,000,000 shares of common stock, par value $0.001 per share and 10,000,000 shares of preferred stock, par value $0.001 per share, of which no Parent Shares are issued and outstanding as of the close of business on the date of this Agreement.
(b) The authorized capital stock of Royale consists of (i) 30,000,000 shares of Royale Common Stock, of which [___________] shares are issued and outstanding as of the close of business on the date of this Agreement, and (ii) 10,000,000 shares of Royale Preferred Stock, of which no shares are issued and outstanding as of the close of business on the date of this Agreement.
(c) The authorized capital stock of Royale Merger Sub consists of 1,000,000 shares of common stock, no par value (the “Royale Merger Sub Shares”), of which no Royale Merger Sub Shares are issued and outstanding as of the close of business on the date of this Agreement.
(d) The authorized capital stock of Matrix Merger Sub consists of 1,000,000 shares of common stock, no par value (the “Matrix Merger Sub Shares”), of which no Matrix Merger Sub Shares are issued and outstanding as of the close of business on the date of this Agreement.
(e) Section 5.04(e) of the Royale Disclosure Schedules set forth, as of the date hereof, the name of each Person that is the registered owner of any Parent Shares, Royale Preferred Stock, Royale Merger Sub Shares, or Matrix Merger Sub Shares and the number of such shares owned by such Person.
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(f) Except as set forth in Section 5.04(f) of the Royale Disclosure Schedules, the Royale Parties have not issued any capital stock since its most recently filed periodic report under the Exchange Act.
(g) Except as set forth in Section 5.04(g) of the Royale Disclosure Schedules, (i) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of any Royale Party is authorized or outstanding, and (ii) there is no commitment by any Royale Party to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other such rights or to distribute to holders of any of its equity securities any evidence of indebtedness or asset, to repurchase or redeem any securities of the Royale Parties or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security or other such right. There are no declared or accrued unpaid dividends with respect to any shares of Royale Common Stock.
(h) All issued and outstanding shares of Royale Common Stock, Parent Shares, Royale Merger Sub Shares and Matrix Merger Sub Shares are (i) duly authorized, validly issued, fully paid and non-assessable; (ii) not subject to any preemptive rights created by statute, Royale Charter Documents or any agreement to which any Royale Party is a party; and (iii) free of any Encumbrances created by any Royale Party in respect thereof, other than restrictions as may exist under applicable securities Law and liens in favor of the Royale Parties’ lenders as listed on Section 5.04(h) of the Royale Disclosure Schedules. All issued and outstanding shares of Royale Common Stock, Parent Shares, Royale Merger Sub Shares and Matrix Merger Sub Shares were issued in compliance with applicable Law.
(i) No outstanding Royale Common Stock, Parent Shares, Royale Merger Sub Shares or Matrix Merger Sub Shares are subject to vesting or forfeiture rights or repurchase by the Royale Parties. There are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation or other similar rights with respect to the Royale Parties or any of their securities.
(j) All distributions, dividends, repurchases and redemptions of the capital stock (or other equity interests) of the Royale Parties were undertaken in compliance with the Royale Charter Documents then in effect, any agreement to which any Royale Party was then was a party and in compliance with applicable Law.
Section 5.05 No Prior Operations; No Subsidiaries.  Each of Parent, Matrix Merger Sub and Royale Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.  Other than Parent, Royale Merger Sub and Matrix Merger Sub, the Royale Parties have no Subsidiaries.
Section 5.06 SEC Reports; Financial Statements.  Except as set forth in Section 5.06 of the Royale Disclosure Schedules, Royale has filed all reports, schedules, forms, statements and other documents required to be filed by Royale under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis or
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has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension.  As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  Royale has never been an issuer subject to Rule 144(i) under the Securities Act. The financial statements of Royale included in the SEC Reports (the “Royale Financial Statements”) comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing.  Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and present fairly, in all material respects, the financial position of Royale as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.
Section 5.07 Undisclosed Liabilities.  The Royale Parties have no Liabilities, except (a) those which are accrued, adequately reflected or reserved against in the Royale Financial Statements, (b) those which have been incurred in the ordinary course of business consistent with past practice since September 30, 2016, (c) those which would not reasonably be expected, individually or in the aggregate, to have a Royale Material Adverse Effect, (d) those which have been discharged or paid in full prior to the date hereof in the ordinary course of business, or (e) those which are of a nature not required to be reflected on a balance sheet prepared in accordance with GAAP consistently applied.
Section 5.08 Absence of Certain Changes, Events and Conditions.  Since the Balance Sheet Date, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of the Royale Parties has been conducted in the ordinary course of business and there has not been or occurred:
(a) any Royale Material Adverse Effect or any event, condition, change or effect that could reasonably be expected to have, individually or in the aggregate, a Royale Material Adverse Effect; or
(b) except as disclosed on Section 5.08 of the Royale Disclosure Schedules, any event, condition, action or effect that, if taken during the period from the date of this Agreement through the Closing Date, would constitute a breach of Section 6.01.
Section 5.09 Royale Material Contracts.  Section 5.09 of the Royale Disclosure Schedules sets forth a list of all Material Contracts to which each Royale Party is party as of the date hereof, including the name of the parties thereto, the date of each such Material Contract and each amendment thereto.  All Material Contracts of each Royale Party are valid, enforceable and in full force and effect, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to
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enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).  Other than as described in Section 5.09 of the Royale Disclosure Schedules, the Royale Parties are not, and have no Knowledge that any other party thereto is,  in material default under any such Material Contract, no material payments or other obligations are past due except for amounts being contested in good faith, and no circumstance exists that, with notice, the passage of time or both, would constitute a default under any Material Contract of each Royale Party by any Royale Party or, to the Knowledge of each Royale Party, by any other party thereto.  The Royale Parties have not received any written notice of a default, alleged failure to perform or any offset or counterclaim with respect to any Material Contract of each Royale Party that has not been fully remedied and withdrawn.
Section 5.10 Properties and Assets.
(a) Except as would not reasonably be expected to have a Royale Material Adverse Effect, the Royale Parties and their Subsidiaries own and have either good and valid title in fee or a valid leasehold interest, Right of Way or other rights to the land, mineral and other subsurface rights, buildings, structures and other improvements thereon and fixtures thereto necessary to permit it to conduct its business as currently conducted, in each case free and clear of all liens (except in all cases for Permitted Liens).  Except as would not reasonably be expected to have a Royale Material Effect, all leases, Rights of Way or other agreements under which any Royale Party or any of their Subsidiaries lease, access or use any real property are valid, binding and are in force and effect against the Royale Parties or any of their Subsidiaries and, to the Knowledge of each Royale Party, the counterparties thereto, in accordance with their respective terms, and neither the Royale Parties nor any of their Subsidiaries are in default under any such leases, Rights of Way or other agreements.
(b) Each Royale Party and its Subsidiaries has such Rights of Way from each person as are sufficient to conduct its business as currently conducted, except for such Rights of Way the absence of which have not had and would not reasonably be expected to have a Royale Material Adverse Effect.  Each Royale Party and its Subsidiaries has fulfilled and performed all its obligations with respect to such Rights of Way and conducts their business in a manner that does not violate any of the Rights of Way, and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights of Way, except for such revocations, terminations and impairments that have not had and would not reasonably be expected to have a Royale Material Adverse Effect.  All pipelines owned or operated by the Royale Parties and their Subsidiaries are subject to Rights of Way, there are no encroachments or other encumbrances on the Rights of Way that affect the use thereof and there are no gaps (including any gap arising as a result of any breach by a Royale Party or any of their Subsidiaries of the terms of any Rights of Way) in the Rights of Way other than gaps that would not have and would not reasonably be expected to have a Royale Material Adverse Effect.
(c) Except as would not reasonably be expected to have a Royale Material Adverse Effect, the Royale Parties and their Subsidiaries, as applicable, have defensible title to all of the Royale Interests forming the basis for the reserves reflected in the Royale Financial Statements except for such Royale Interests sold, used, farmed out or otherwise disposed of since December 31, 2015, in the ordinary course of business, free and clear of all liens and Production Burdens other than Production Burdens not yet earned, due or payable and Permitted Liens (other than
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Production Burdens).  Except as would not reasonably be expected to have a Royale Material Adverse Effect or as set forth on Section 5.10(c) of the Royale Disclosure Schedules, (i) none of the proceeds from the sale of Hydrocarbons produced from the Royale Interests in any producing well are being held in suspense for any reason, and (ii) there are no calls on production or preferential rights to purchase Hydrocarbons and the Royale Parties nor any of their Subsidiaries are not obligated to deliver Hydrocarbons or proceeds from the sale thereof at a future point in time without receiving payment therefor at or after the time of delivery (other than gas balancing arrangements), except for the rights of any lessor to take free gas under the terms of any applicable lease for its use on the lands covered by such lease.  Except as would not reasonably be expected to have a Royale Material Adverse Effect, the Royale Parties and each applicable Subsidiary (A) are in compliance with all valuation agreements, and settlement agreements with respect to Production Burdens, and (B) have paid or will cause to be paid when due all Production Burdens with respect to the Royale Interests and each other royalty, Tax or similar payment, except for such amounts that are being held in suspense as permitted pursuant to applicable Law or the terms of the applicable Contract or as reserved against in the Royale Financial Statements.
(d) All of the wells owned, leased, operated or used by the Royale Parties and their Subsidiaries and all water, carbon dioxide or injection wells located on any property owned, leased, operated or used by the Royale Parties and their Subsidiaries or otherwise associated with the Royale Interests have been drilled, completed and operated within the limits permitted by the applicable Contract granting such rights and applicable Law, and all drilling and completion (and plugging and abandonment) of such wells and all related development, production and other operations have been conducted in compliance with all applicable Laws except, in each case, as would not reasonably be expected to have a Royale Material Adverse Effect.  No well owned, leased, operated or used by any Royale Party or any of their Subsidiaries are subject to material penalties on allowables because of overproduction or violation of any applicable Law.
(e) All Royale Interests operated by the Royale Parties and their Subsidiaries have been operated in accordance with reasonable, prudent field practices and in compliance with the applicable Contracts, except where the failure to so operate would not reasonably be expected to have a Royale Material Adverse Effect.  None of the Interests of the Royale Parties or their Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the Transactions, except for any such preferential purchase, consent or similar rights that would not reasonably be expected to have a Royale Material Adverse Effect.  Except as set forth on Section 5.10(e) of Royale Disclosure Schedules, none of the Royale Interests are subject to any Tax partnership agreement or provisions requiring a partnership income Tax Return.
(f) There are no material inaccuracies in the report of Netherland, Sewell & Associates, Inc. as of December 31, 2015, and dated February 1, 2016.
(g) Except as set forth on Section 5.10(g) of the Royale Disclosure Schedules, no Royale Party is engaged in any oil, natural gas or other futures or option trading in respect of which it has any material future liability, nor is any Royale Party a party to any price swaps, hedges,
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futures or similar instruments.  Section 5.10(g) of the Royale Disclosure Schedules sets forth obligations of each Royale Party for the delivery of Hydrocarbons attributable to any of the Royale Interests in the future on account of prepayment, advance payment, take-or-pay or similar obligations without then or thereafter being entitled to receive full value therefor.  Except as set forth on Section 5.10(g) of the Royale Disclosure Schedules, as of the date hereof, no Royale Party is bound by futures, hedge, swap, collar, put, call, floor, cap, option or other Contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, or securities.
(h) Except as provided in Section 5.10(h) of the Royale Disclosure Schedules, there are no mandatory drilling or completion obligations and there are no pending or, to the Knowledge of each Royale Party, expected proposals or elections for drilling, completing, recompleting, reworking, facilities or similar activities that would require such commitment on behalf of the Royale Parties or any of their Subsidiaries within one year of the Royale Merger Effective Time in any of the Royale Interests or any of the contracts governing any of the Royale Interests.
(i) Except as set forth on Section 5.10(i) of the Royale Disclosure Schedules, none of the Contracts in respect of gathering, processing, storage or transportation of the production of Hydrocarbons from the Royale Interests contain any minimum volume or throughput provisions or require the Royale Parties or any of their Subsidiaries to pay for services regardless of whether the Royale Parties or any of their Subsidiaries deliver such production for use of the services provided for under any such Contract.
(j) Except as set forth in Section 5.10(j) of the Royale Disclosure Schedules, none of the Contracts relating to the Royale Interests (including all oil, gas and mineral leases and similar Contracts) contain any provision (i) requiring the lessee to pay royalties on hedges, (ii) causing the oil, gas or mineral lease or contract to terminate without advance notice and the opportunity to cure resulting in a loss, in whole or in part, of any of the Royale Interests for lessee’s failure to pay royalties or for lessee’s breach of any covenant thereunder, (iii) requiring lessor’s consent to the consummation of the transactions of the type contemplated under this Agreement, or (iv) is expected to result in a mandatory payment or expenditure not otherwise disclosed in Section 5.10(i) of the Royale Disclosure Schedules.
Section 5.11 Intellectual Property.
(a) Section 5.11(a) of the Royale Disclosure Schedules lists all (i) Royale IP Registrations. All required filings and fees related to Royale IP Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Royale IP Registrations are otherwise in good standing, except as would not reasonably be expected to have a Royale Material Adverse Effect.
(b) The consummation of the transactions contemplated hereunder will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, each Royale Party’s right to own, use or hold for use any material Intellectual Property as owned, used or held for use in the conduct of any Royale Party’s business or operations as currently conducted.
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(c) Each Royale Party’s rights in Royale Intellectual Property are valid, subsisting and enforceable, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity) and except as would not reasonably be expected to have a Royale Material Adverse Effect. The Royale Parties have taken all commercially reasonable steps to maintain Royale Intellectual Property and to protect and preserve the confidentiality of all material trade secrets included in the Royale Intellectual Property, except as would not reasonably be expected to have a Royale Material Adverse Effect.
(d) To the Knowledge of each Royale Party, the conduct of Royale’s business as currently and formerly conducted does not infringe, misappropriate or otherwise violate the Intellectual Property or other rights of any Person, except as would not reasonably be expected to have a Royale Material Adverse Effect. To the Knowledge of each Royale Party, no Person is currently infringing, misappropriating, diluting or otherwise violating, any Royale Intellectual Property in a way as would be expect to have a Royale Material Adverse Effect.
(e) There are no Actions (including any oppositions, interferences or re-examinations) pending or, to the Knowledge of each Royale Party, threatened: (i) alleging any infringement, misappropriation, dilution or violation of the Intellectual Property of any Person by the Royale Parties; (ii) challenging the validity, enforceability, registrability or ownership of any Royale Intellectual Property or the Royale Parties’ rights with respect to any Royale Intellectual Property; or (iii) by the Royale Parties or any other Person alleging any infringement, misappropriation, dilution or violation by any Person of Royale Intellectual Property. The Royale Parties are not subject to any outstanding Governmental Order (including any motion or petition therefor) that does or would restrict or impair the use of any material Royale Intellectual Property.
Section 5.12 Insurance.  Section 5.12 of the Royale Disclosure Schedules sets forth a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance maintained by the Royale Parties and relating to the assets, business, operations, employees, officers and directors of each Royale Party (collectively, the “Royale Insurance Policies”) and true and complete copies of Royale Insurance Policies have been made available to Matrix. The Royale Insurance Policies are in full force and effect with respect to the period covered. The Royale Parties have not received any written notice of cancellation of or materially adverse alteration of coverage under, any of such Royale Insurance Policies. All premiums or installment payments of premiums due on such Royale Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of the Royale Insurance Policy. All such Royale Insurance Policies are valid and binding in accordance with their terms. Except as set forth on Section 5.12 of the Royale Disclosure Schedules, there are no material claims related to the business of any Royale party pending under any Royale Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. The Royale Parties are not in material default under, and have not otherwise failed to comply with, in any material respect, any provision contained in any such Royale Insurance Policy.
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Section 5.13 Legal Proceedings; Governmental Orders.
(a) There are no Actions pending or, to each Royale Party’s Knowledge, threatened (a) against or by the Royale Parties affecting any of its properties or assets; or (b) against or by the Royale Parties that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.
(b) There are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against or affecting any Royale Party or any of their properties or assets. The Royale Parties are in compliance with the terms of each Governmental Order set forth in Section 5.13(b) of the Royale Disclosure Schedules.  No event has occurred or circumstances exist that may constitute or result in (with or without notice or lapse of time) a violation of any such Governmental Order.
Section 5.14 Compliance With Laws; Permits.
(a) Except as set forth in Section 5.14(a) of the Royale Disclosure Schedules, the Royale Parties have complied, and are now complying, with all Laws applicable to it or its business, properties or assets, in each case, except as would not reasonably be expected to have a Royale Material Adverse Effect.
(b) All material Permits required for the Royale Parties to conduct their business have been obtained by it and are valid and in full force and effect. The Royale Parties are in compliance, in all material respects, with the terms of such material Permits No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any material Permit except as would not reasonably be expected to have a Royale Material Adverse Effect.
Section 5.15 Environmental Laws.  The Royale Parties and their Subsidiaries (i) are in compliance with all Environmental Laws, (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Royale Material Adverse Effect.
Section 5.16 Employee Benefit Matters.
(a) Section 5.16 of the Royale Disclosure Schedules lists each Employee Benefit Plan that each Royale Party or any ERISA Affiliate maintains or to which each Royale Party or any ERISA Affiliate contributes or is a participating employer (collectively, the “Royale Benefit Plans”).  With respect to each Royale Benefit Plan, the Royale Parties have delivered to Royale true and complete copies of all plan documents and summary plan descriptions, the most recent determination letter (or opinion letter) received from the Internal Revenue Service, the most recent Form 5500 Annual Reports, and all related trust agreements associated with such Royale Benefit Plan.
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(b) Each Royale Benefit Plan (and each related trust, insurance contract or fund) has been administered and operated in material compliance with the terms of the applicable controlling documents and with the applicable provisions of ERISA, the IRC and all other Applicable Laws, except as would not reasonably be expected to have a Royale Material Adverse Effect.  Each Royale Benefit Plan (including any material amendments thereto) that is capable of approval by, or registration for or qualification for special tax status with, the appropriate taxation, social security or supervisory authorities in the relevant jurisdiction has received such approval, registration or qualification or there remains a period of time in which to obtain such approval, registration or qualification retroactive to the date of any material amendment that has not previously received such approval, registration or qualification.
(c) Except as would not reasonably be expected to have a Royale Material Adverse Effect, all required reports, descriptions and disclosures have been filed or distributed appropriately and in accordance with applicable Law with respect to each Royale Benefit Plan.  The requirements of Part 6 of Subtitle B of Title I of ERISA and of Section 4980B of the IRC have been met with respect to each Royale Benefit Plan that is a group health plan.
(d) All contributions (including all employer contributions and employee salary reduction contributions) that are due and owing have been paid to each Royale Benefit Plan (or related trust or held in the general assets of any Royale Party or one or more ERISA Affiliates or accrued, as appropriate), and all contributions for any period ending on or before the Closing Date that are not yet due have been paid to each Royale Benefit Plan or accrued in accordance with the past custom and practice of the Royale Parties and the ERISA Affiliates.  All premiums or other payments for all periods ending on or before the Closing Date have been paid with respect to each Royale Benefit Plan that is an Employee Welfare Benefit Plan.
(e) Each Royale Benefit Plan that is an Employee Pension Benefit Plan and that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the IRC meets such requirements and has either received or applied for (or has time remaining to apply for) a favorable determination letter (or, in the case of a prototype plan, an opinion letter) from the Internal Revenue Service within the applicable remedial amendment periods.
(f) No Royale Benefit Plan, or Employee Benefit Plan maintained, sponsored or contributed to by any Royale Party or ERISA Affiliate in the six year period preceding the Closing Date is or has been subject to the minimum funding requirements of Section 412 of the IRC or subject to Title IV of ERISA.
(g) None of the Royale Benefit Plans promises or provides retiree medical, health or life insurance or other welfare type benefits for current or future retired or terminated employees, their spouses or their dependents (other than in accordance with Section 4980B of the IRC) that cannot be unilaterally terminated by a Royale Party or an ERISA Affiliate.
(h) Each Royale Benefit Plan has been administered in accordance with its terms, except as would not reasonably be expected to have a Royale Material Adverse Effect.  No Royale Party nor any ERISA Affiliate has entered into any agreement, arrangement or understanding, whether written or oral, with any trade union, works council or other employee representative body or any number or category of its employees that would prevent, restrict or impede the implementation of any layoff, redundancy, severance or similar program within its or their respective workforces (or any part of them).
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(i) There are no unresolved claims or disputes under the terms of, or in connection with, any Royale Benefit Plan (other than routine undisputed claims for benefits), and no action, legal or otherwise, has been commenced with respect to any such claim or dispute, except, in each case, as would not reasonably be expected to have a Royale Material Adverse Effect.
(j) With respect to each Royale Benefit Plan that Royale or any ERISA Affiliate maintains or to which any of them contributes:
(i) To the Knowledge of each Royale Party, there have been no “prohibited transaction,” as such term is defined in Section 406 of ERISA or Section 4975 of the IRC, with respect to any such Royale Benefit Plan that would subject any Royale Party or ERISA Affiliate to a tax or penalty imposed pursuant to Section 4975 of the IRC or Section 502(c), (i) or (l) of ERISA.
(ii) No Royale Party nor, to the Knowledge of any Royale Party, any ERISA Affiliate (by way of indemnification, directly or otherwise) has any liability or penalty under Sections 4976 through 4980 of the IRC or Title I of ERISA with respect to any Royale Benefit Plan.
(iii) No action, suit, proceeding, hearing or investigation with respect to the administration or the investment of the assets of any Royale Benefit Plan (other than routine claims for benefits) is pending or, to the Knowledge of any Royale Party, threatened, and to the Knowledge of any Royale Party, there is no basis for any such action, suit, proceeding, hearing or investigation, except, in each case, as would not reasonably be expected to have a Royale Material Adverse Effect.
(k) Neither the execution and delivery of this Agreement or any Ancillary Document to which the Royale Parties are a party, nor the Merger, the Exchange or any Other Exchange will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any officer, director or employee of any Royale Party; (ii) materially increase any benefits otherwise payable by the Royale Parties; or (iii) result in the acceleration of the time of payment or vesting of any such benefits.
(l) No Royale Benefit Plan is funded with or allows for payments or distributions in any employer security of the Royale Parties, including, but not limited to, employer securities as defined in Section 407(d)(1) of ERISA, or employer real property as defined in Section 407(d)(2) or ERISA.
Section 5.17 Employment Matters.
(a) Section 5.17(a) of the Royale Disclosure Schedules contains a list of all persons who are employees of the Royale Parties as of the date hereof, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for
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each such individual the following: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate; (v) commission, bonus or other incentive-based compensation; and (vi) a description of the fringe benefits provided to each such individual as of the date hereof.
(b) Except as set forth in Section 5.17(b) of the Royale Disclosure Schedules, the Royale Parties are not, and have not been for the past three (3) years, a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a Union, and there is not, and has not been for the past three (3) years, any Union representing or purporting to represent any employee of the Royale Parties, and, to each Royale Party’s Knowledge, no Union or group of employees is seeking to organize employees for the purpose of collective bargaining. Except as set forth in Section 5.17(b) of the Royale Disclosure Schedules, to the Knowledge of each Royale Party, there has been no threat of any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting the Royale Parties or any of their employees.
(c) Except as would not reasonably be expected to have a Royale Material Adverse Effect, the Royale Parties are in compliance with all applicable Laws pertaining to employment and employment practices to the extent they relate to employees of the Royale Parties, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance. All individuals characterized and treated by the Royale Parties as independent contractors or consultants are properly treated as independent contractors under all applicable Laws, except as would not reasonably be expected to have a Royale Material Adverse Effect. All employees of the Royale Parties classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified, except as would not reasonably be expected to have a Royale Material Adverse Effect. Except as set forth in Section 5.17(c) of the Royale Disclosure Schedules, there are no Actions against any Royale Party pending, or to each Royale Party’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former applicant, employee, consultant or independent contractor of the Royale Parties, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wage and hours or any other employment-related matter arising under applicable Laws.
Section 5.18 Taxes.  Except as set forth in Section 5.18 of the Royale Disclosure Schedules:
(a) All Tax Returns required to be filed on or before the Closing Date by the Royale Parties have been, or will be, timely filed. All Taxes due and owing by the Royale Parties (whether or not shown on any Tax Return) have been, or will be, timely paid.
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(b) The Royale Parties have withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder or other party, and complied with all information reporting and backup withholding provisions of applicable Law.
(c) No claim has been made by any taxing authority in any jurisdiction where Royale or any of its Subsidiaries do not file Tax Returns that it is, or may be, subject to Tax by that jurisdiction.
(d) No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of Royale or any of its Subsidiaries.
(e) The amount of the Royale’s Liability for unpaid Taxes for all periods ending on or before December 31, 2015, does not, in the aggregate, exceed the amount of accruals for Taxes (excluding any accrual for Taxes with respect to timing differences between financial accounting income and taxable income) reflected on the Royale Financial Statements. The amount of the Royale’s Liability for unpaid Taxes for all periods following the end of the recent period covered by the Royale Financial Statements shall not, in the aggregate, exceed the amount of accruals for Taxes (excluding any accrual for Taxes with respect to timing differences between financial accounting income and taxable income) as adjusted for the passage of time in accordance with the past custom and practice of Royale (and which accruals shall not exceed comparable amounts incurred in similar periods in prior years).
(f) Section 5.18(f) of the Royale Disclosure Schedules sets forth:
(i)	the taxable years of Royale as to which the applicable statutes of limitations on the assessment and collection of Taxes have not expired;
(ii)	those years for which examinations by the taxing authorities have been completed; and
(iii)	those taxable years for which examinations by taxing authorities are presently being conducted.
(g) All deficiencies asserted, or assessments made, in writing against the Royale Parties as a result of any examinations by any taxing authority have been fully paid or otherwise finally resolved.
(h) The Royale Parties are not a party to any Action by any taxing authority. There are no pending or threatened Actions by any taxing authority.
(i) The Royale Parties have delivered to Matrix copies of all federal, state, local and foreign income, franchise and similar Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by, Royale or any of its Subsidiaries for all Tax periods ending after January 1, 2014.
(j) There are no Encumbrances for Taxes (other than for current Taxes not yet due and payable) upon the assets of the Royale Parties.
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(k) The Royale Parties are not a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement (other than any agreement entered into in the ordinary course of business with incidental tax provisions, such as loan agreements, leases, and hedging contracts).
(l) No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any taxing authority with respect to the Royale Parties.
(m) Royale has not been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes. Royale has no Liability for Taxes of any Person (other than the Royale Parties) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Law), as transferee or successor, by contract or otherwise (other than pursuant to any agreement entered into in the ordinary course of business with incidental tax provisions, such as loan agreements, leases, and hedging contracts).
(n) The Royale Parties will not be required to include any item of income in, or exclude any item or deduction from, taxable income for taxable period or portion thereof ending after the Closing Date as a result of:
(i) any change in a method of accounting under Section 481 of the IRC (or any comparable provision of state, local or foreign Tax Laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date;
(ii) an installment sale or open transaction occurring on or prior to the Closing Date;
(iii) a prepaid amount received on or before the Closing Date;
(iv) any closing agreement under Section 7121 of the IRC, or similar provision of state, local or foreign Law; or
(v) any election under Section 108(i) of the IRC.
(o) Royale has not been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the IRC.
(p) Each Royale Party is not, and has not been, a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the IRC and Treasury Regulations Section 1.6011-4(b).
(q) Within the last three (3) years, Royale has not owned any material assets located outside the United State or conducted a material trade or business outside the United States.
(r) Each Royale Party is not an investment company as defined in Section 351(e)(1) of the IRC.
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(s) Each Royale Party is not under the jurisdiction of a court in a title 11 or similar case within the meaning of Sections 351(e)(2) and 368(a)(3)(A) of the IRC.
(t) None of the Royale Stockholders owning more than 5% of the number of shares of Royale Common Stock outstanding immediately before the Royale Merger is a “foreign person” within the meaning of Treasury Regulation Section 1.1445-2(b).
Section 5.19 Books and Records.  The minute books and stock record books of the Royale Parties, all of which have been made available to Matrix, are complete and correct and have been maintained in accordance with sound business practices. The minute books of the Royale Parties contain accurate and complete records of all meetings, and actions taken by written consent of, the Royale Stockholders, the Royale Board and any committees of the Royale Board, and no meeting, or action taken by written consent, of any such Royale Stockholders, Royale Board or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of the Royale Parties.
Section 5.20 Related Party Transactions.  Section 5.20 of the Royale Disclosure Schedules lists all Contracts between the Royale Parties and any executive officer or director of the Royale Parties or any person owning 5% or more of the Royale Common Stock (or any of such person’s immediate family members or Affiliates of such person) or by which any executive officer or director of a Royale Party or any person owning 5% or more of the Royale Common Stock (or any of such person’s immediate family members or Affiliates) has any interest in any property owned by the Royale Parties.
Section 5.21 Brokers.  Except for any fee which may become due to Northland Capital Markets on completion of the Merger, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Document based upon arrangements made by or on behalf of the Royale Parties.
Section 5.22 Legal Proceedings.  There are no Actions pending or, to the Royale Parties’ Knowledge, threatened against or by any Royale Party or any of their respective Affiliates that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. To the Knowledge of each Royale Party, no event has occurred or circumstances exist that may give rise or serve as a basis for any such Action.
Section 5.23 Registration Statement.  None of the information included or incorporated by reference in the Registration Statement to be filed pursuant to Section 6.03, its letter to the stockholders, notice of meeting, proxy statement and forms of proxy, to be filed with the SEC in connection with the Merger, will, at the date it is first mailed to Royale’s stockholders or at the time of Royale Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in
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order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Royale Parties with respect to statements made or incorporated by reference therein based on information supplied by Matrix expressly for inclusion or incorporation by reference in the Registration Statement. The Registration Statement will comply as to form in all material respects with the requirements of the Exchange Act.
Section 5.24 Opinion of Financial Advisor.  Royale has received the opinion of Northland Capital Markets, dated as of the date of this Agreement, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the terms of the Mergers are fair from a financial point of view to Royale and its shareholders, and such opinion has not been rescinded or revoked.
Section 5.25 No Other Representations or Warranties.  Except for the representations and warranties contained in this ARTICLE V (giving effect to the Royale Disclosure Schedules), neither Royale nor Parent makes any representation or warranty, express or implied on behalf of any Royale Party or any of its affiliates in connection with this Agreement or the transactions contemplated hereby.
ARTICLE VI
Certain Covenants and Agreements of Parent, Royale and the Partners
The Partnership and the Partners further agree with the Parent and Royale, and Royale and Parent further agree with the Partnership and the Partners, that from the date hereof through the Closing Date:
Section 6.01 Conduct of Business Prior to the Closing.  From the date hereof until the Closing, except as otherwise provided in this Agreement or consented to in writing by the parties (which consent shall not be unreasonably withheld or delayed), each of Parent, Royale and their respective Subsidiaries, Matrix, the Partnership and its Subsidiaries, shall (x) conduct their respective businesses in the ordinary course of business consistent with past practice; and (y) use reasonable best efforts to maintain and preserve intact the current organization, business and franchise of each of their respective business organizations and to preserve the rights, franchises, goodwill and relationships of the respective employees, customers, lenders, suppliers, regulators and others having business relationships with such business organizations. Without limiting the foregoing, from the date hereof until the Closing Date, each of Parent, Royale and their respective Subsidiaries, Matrix, the Partnership and its Subsidiaries, shall:
(a) preserve and maintain all of its Permits;
(b) pay its debts, Taxes and other obligations when due;
(c) maintain the properties and assets owned, operated or used by it in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear;
(d) not (i) amend or propose to amend the Partnership Charter Documents, with respect to The Partnership, or the Royale Charter Documents, with respect to Royale, (ii)  split, combine, subdivide or reclassify any their outstanding capital stock, partnership interest or any other securities, (iii) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, or make any other distribution in respect of any securities, except for (A) dividends by a direct or wholly-owned Subsidiary of the applicable Person to its parent, (B) with respect to
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the Partnership, distributions in the amount necessary for any Tax obligations of the Partners, or (iv) repurchase, redeem or otherwise acquire, or modify or amend, any capital stock, partnership interest or any other securities or any rights, warrants or options to acquire any such securities except, with respect to each of the foregoing, the issuance of securities upon the exercise of outstanding options, warrants, rights, or upon the conversion of outstanding securities;
(e) not, nor shall it permit any of its Subsidiaries to (i) redeem, purchase, acquire or offer to purchase or acquire any of its or their capital stock, partnership interest or any other securities or any options, warrants or rights to acquire any of its or their securities or any security convertible into or exchangeable for its or their securities, (ii) make any acquisition of any capital stock, assets or businesses of any other Person other than expenditures for current assets in the ordinary course of business consistent with past practice and expenditures for fixed or capital assets in the ordinary course of business consistent with past practice, (iii) sell, pledge, dispose of or encumber any assets or businesses that are material to the Royale or the Partnership, as applicable, or their respective Subsidiaries, except, with respect to each of the foregoing, (A) sales, leases, rentals and licenses in the ordinary course of business consistent with past practice, (B) pursuant to Contracts that are in force at the date of this Agreement and are disclosed in the Disclosure Schedules, (C) dispositions of obsolete or worthless assets, and (D) the transfer of legal title to direct working interests in oil and gas or mineral properties held by Royale for the benefit of third parties to Royale’s wholly owned Subsidiary, Royale DWI Interests, LLC, or (iv) enter into any Contract with respect to any of the foregoing items (i) through (iii);
(f) not, nor shall it permit any of its Subsidiaries to (i) issue, sell, pledge, grant or dispose of, or agree to issue, sell, pledge, grant or dispose of, any equity awards under any Partnership Benefit Plans, with respect to the Partnership, or Royale Benefit Plans, with respect to Royale, incentive plans, or any additional capital stock, partnership interest or any other securities (except, with respect to Royale, shares issuable to officers and directors as compensation for services pursuant to the agreements described in the registration statement on Form S-8 filed with the SEC by Royale on April 16, 2016), or any options, warrants or rights of any kind to acquire any securities, or of any debt or equity securities convertible into or exchangeable for its capital stock, partnership interest or any other securities, or (ii) incur or assume any indebtedness for borrowed money or guarantee any indebtedness or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Partnership or Royale, respectively, or any of its applicable Subsidiaries; except each of Royale and the Partnership may from time to time, borrow, repay and reborrow under its revolving credit facility, and pledge their properties, issue debt securities and amend, modify, increase, extend, replace or refinance such bank credit facility;
(g) not pay, discharge or satisfy any material claims, material liabilities or material obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction (i) of any such material claims, material liabilities or material obligations in the ordinary course of business consistent with past practice or (ii) of material claims, material liabilities or material obligations reflected or reserved against in, or contemplated by, the Matrix Financial Statements (or the notes thereto) or the Royale Financial Statements (or the notes thereto);
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(h) not enter into, amend, modify or renew any employment, consulting, severance or similar contract with, pay any bonus or grant any material increase in salary, wage or other compensation or any increase in any employee benefit to, any of its directors, officers or employees, except in each such case (i) as may be required by applicable Law, or (ii) to satisfy obligations existing as of the date hereof pursuant to the terms of contracts that are in effect on the date hereof;
(i) except in the ordinary course of business, not materially modify or amend, or terminate any Material Contract, or waive, relinquish, release or terminate any material right or material claim, or enter into any contract that would have been a Material Contract if it had been in existence at the time of the execution of this Agreement;
(j) continue in full force and effect without modification all Insurance Policies, except as required by applicable Law;
(k) defend and protect its properties and assets from infringement or usurpation;
(l) perform all of its obligations under all Contracts relating to or affecting its properties, assets or business;
(m) maintain its books and records in accordance with past practice;
(n) comply in all material respects with all applicable Laws; and
(o) not take or permit any action that would cause any of the changes, events or conditions described in Section 4.08, with respect to Partnership, or described in Section 5.08, with respect to Royale, to occur.
Section 6.02 Access to Information; Confidentiality; No-Shop.
(a) Subject to applicable Law relating to the exchange of information, the parties shall afford to each other and the other’s accountants, counsel, financial advisors, and sources of financing reasonable access during normal business hours with reasonable notice, throughout the period from the date hereof until the Closing, to all of their respective properties, books, contracts and records (including, but not limited to, Tax Returns) and, during such period, shall furnish promptly (i) a copy of each report, schedule and other document filed or received by any of them pursuant to the requirements of federal or state securities Laws or filed by any of them with the SEC in connection with the transactions contemplated by this Agreement, such other information concerning its businesses, properties and personnel as any party shall reasonably request, and will use reasonable efforts to obtain the reasonable cooperation of its officers, employees, counsel, accountants, consultants and financial advisors in connection with the review of such other information by the parties and their respective representatives.
(b) Royale, Matrix and the Partnership shall comply with, and shall cause their respective Representatives to comply with, their respective obligations under the letter of intent dated July 20, 2016, between Royale and Matrix (the “Letter of Intent”) with respect to the treatment of Confidential Information (as defined in the Letter of Intent).  During the Exclusive Period (as defined in the Letter of Intent), the Partnership will comply with its obligations under the no-shop provisions of Section 2 thereof, and Royale will comply with its obligations under the no-shop provisions
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of Section 3 thereof; provided that following public announcement of a proposed Transaction (as defined in the Letter of Intent) involving Royale and the Partnership, the provisions of the Letter of Intent restricting disclosure of the fact that the parties are in discussions regarding a Transaction shall no longer apply.
Section 6.03 Registration Statement; Approval by Royale’s Stockholders.
(a) Royale shall file with the Securities and Exchange Commission (the “SEC”) and any state securities regulatory agency where required a Registration Statement on Form S-4 to register the common stock of Royale to be issued as Exchange Consideration and to provide Proxy Statement/Prospectus to Royale’s stockholders seeking approval of the Merger.  Royale, with the cooperation of the Partnership, shall use its reasonable best efforts to make effective the Registration Statement on Form S-4, and once effective use the Proxy Statement/Prospectus to solicit proxies and conduct a meeting of Royale’s stockholders to obtain the approval of its shareholders for the Merger and the Exchange.
(b) Without limiting the generality of the foregoing, the Partnership and Matrix will furnish Royale the information relating to it required by the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Registration Statement. Royale shall not file the Registration Statement or any amendment or supplement thereto without providing the Partnership a reasonable opportunity to review and comment thereon (which comments shall be reasonably considered by Royale).  Each of the parties shall use reasonable best efforts to cause the Registration Statement and the Proxy Statement/Prospectus to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC.
(c) Each party hereto shall promptly furnish to the other party all information concerning such party and such party’s stockholders or partners, as applicable, that may be required or reasonably requested in connection with any action contemplated by this Section 6.03. Royale shall use its reasonable best efforts to resolve, and each party agrees to consult and cooperate with the other party in resolving, all SEC comments with respect to the Registration Statement as promptly as practicable after receipt thereof and to cause the Registration Statement in definitive form to be cleared by the SEC and mailed to Royale’s stockholders as promptly as reasonably practicable following filing with the SEC. Royale shall as soon as reasonably practicable (i) notify the Partnership of the receipt of any comments from the SEC with respect to the Registration Statement and any request by the SEC for any amendment to the Registration Statement or for additional information and (ii) provide the Partnership with copies of all written correspondence between Royale and its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Registration Statement. Each of the parties shall use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to the stockholders of Royale and the Partners as promptly as practicable after the date on which the Registration Statement is declared effective under the Securities Act.
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(d) Subject to the terms set forth in this Agreement, Royale shall take all action necessary to duly call, give notice of, convene and hold a special meeting of Royale stockholders to consider and vote on this Agreement, the Mergers and related transactions (the “Royale Stockholders Meeting”) as soon as reasonably practicable after the date of this Agreement, and, in connection therewith, Royale shall mail the Proxy Statement/Prospectus to the holders of Royale Common Stock and Royale Preferred Stock, if any, in advance of such meeting. Royale shall use reasonable best efforts to (i) solicit from the holders of Royale Common Stock and the Royale Preferred Stock proxies, in compliance with all applicable laws, in favor of the adoption of this Agreement and approval of the Merger and (ii) take all other actions necessary or advisable to secure the vote or consent of the holders of Royale Common Stock and Royale Preferred Stock, if any, required by applicable Law to obtain such approval. The Proxy Statement/Prospectus shall notify such Stockholders of their dissent and appraisal rights pursuant to Chapter 13 of the CCC and include a copy of Sections 1300, 1302, 1303 and 1304 of the CCC and all such other information as the Partnership shall reasonably request, and shall be sufficient in form and substance to start the thirty (30) day period during which a Stockholder must demand appraisal of such Stockholder’s capital stock as contemplated by Section 1301 of the CCC. All materials submitted to the Stockholders in accordance with this Section 6.03(d) shall be subject to advance review and reasonable approval by Matrix as general partner on behalf of the Partnership.  Royale shall keep the Partnership updated with respect to proxy solicitation results as requested by Matrix.  Notwithstanding anything contained herein to the contrary, Royale shall not be required to hold Royale Stockholders Meeting if this Agreement is terminated before the meeting is held.
Section 6.04 Approval of the Partnership and the Partners.
(a) Subject to the terms set forth in this Agreement, the Partnership and Matrix shall take all action necessary to seek the written consent of the Partners to approve this Agreement and related transactions (the “Requisite Partners’ Consent”) in accordance with the requirements of the Partnership Charter Documents and the TBOC on or before the time of the Royale Stockholders Meeting, and, in connection therewith, the Partnership shall mail the Proxy Statement/Prospectus to the Partners as soon as reasonably practicable after the date of this Agreement. The Partnership shall use reasonable best efforts to (i) solicit consents from the Partners, in compliance with all applicable laws, in favor of the adoption of this Agreement and approval of the Exchange, and (ii) take all other actions necessary or advisable to secure the vote or consent of the holders of the Partners required by applicable Law to obtain such approval. All materials submitted to the Stockholders in accordance with this Section 6.04(a) shall be subject to Royale’s advance review and reasonable approval.  The Partnership and Matrix shall keep Royale updated with respect to the consent solicitation results as requested Royale.  Notwithstanding anything contained herein to the contrary, the Partnership shall not be required to deliver or continue solicitation of consents from the Partners if this Agreement is terminated before the Royale Stockholders Meeting is held.
Section 6.05 Certain Pre-Merger Actions of Royale Parties.
(a) Parent and Royale.  Royale will take all action necessary to cause each of Parent, Royale and each of their Subsidiaries to perform its obligations under this Agreement and to consummate the Exchange on the terms and conditions set forth in this Agreement. Until the Closing, Parent will not carry on any business or conduct any operations other than the execution of this Agreement, the Merger Agreement and the performance of its obligations reasonably related to such agreements.
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(b) Royale Energy Direct Working Interest Trust.  Prior to the Merger, Royale will cause certain assets and liabilities related to the ownership of direct working interests in oil and gas properties which are held for the benefit of third parties to be transferred to a separate, wholly owned subsidiary of Royale for the benefit of the third party working interest holders.
Section 6.06 Notice of Certain Events.
(a) From the date hereof until the Closing, the Partnership shall promptly notify Royale in writing of:
(i) any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by the Partners hereunder not being true and correct, or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 8.01 or 8.02 to be satisfied;
(ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;
(iii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and
(iv) any Actions commenced or, to Matrix’s Knowledge, threatened against, relating to or involving or otherwise affecting Matrix that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to would have been required to have been disclosed pursuant to Section 4.16 or that relates to the consummation of the transactions contemplated by this Agreement.
(b) From the date hereof until the Closing, Royale shall promptly notify the Partnership in writing of:
(i) any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Royale Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by any of the Royale Parties hereunder not being true and correct, or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 8.01 or 8.03 to be satisfied;
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(ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;
(iii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and
(iv) any Actions commenced or, to the Knowledge of any of the Royale Parties, is threatened against, relating to or involving or otherwise affecting any of the Royale Parties that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 5.13 or that relates to the consummation of the transactions contemplated by this Agreement.
(c) The receipt of information by any Party pursuant to this Section 6.06 shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by any other Party in this Agreement  and shall not be deemed to amend or supplement the Disclosure Schedules.
Section 6.07 Public Announcements.  In connection with the execution and delivery of this Agreement, Royale and Matrix shall issue a joint press release mutually agreed to by Matrix (on behalf of itself, the Partnership and certain other Matrix LPs) and Royale.  Royale, in its discretion, shall be entitled to convene an investor conference call in conjunction with the issuance of such press release.  Except for the press release and such conference call, no party shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to this Agreement, the Mergers, the Ancillary Documents, the Exchanges, or the other transactions contemplated hereby without the prior written consent of the other parties (which consent shall not be unreasonably withheld or delayed), except as may be required by Law, including applicable SEC requirements, applicable fiduciary duties or by any applicable listing agreement with a mutually agreed national securities exchange (in which case such party shall not issue or cause the publication of such press release or other public statement without prior consultation with the other party).
Section 6.08 Governmental Approvals and Consents.
(a) Each party hereto shall, as promptly as possible, (i) make, or cause or be made, all filings and submissions  required under any Law applicable to such party or any of its Affiliates; and (ii) use reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the Ancillary Documents. Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.
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(b) The Partnership and Royale shall use reasonable best efforts to give all notices to, and obtain all consents from, all third parties that are described in Section 4.03 and Section 5.03 of the Disclosure Schedules.
(c) Without limiting the generality of the parties’ undertakings pursuant to subsections (a) and (b) above, each of the parties hereto shall use all reasonable best efforts to:
(i) respond to any inquiries by any Governmental Authority regarding antitrust or other matters with respect to the transactions contemplated by this Agreement or any Ancillary Document;
(ii) avoid the imposition of any order or the taking of any action that would restrain, alter or enjoin the transactions contemplated by this Agreement or any Ancillary Document; and
(iii) in the event any Governmental Order adversely affecting the ability of the parties to consummate the transactions contemplated by this Agreement or any Ancillary Document has been issued, to have such Governmental Order vacated or lifted.
(d) All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either party before any Governmental Authority or the staff or regulators of any Governmental Authority, in connection with the transactions contemplated hereunder (but, for the avoidance of doubt, not including any interactions between Matrix or the Royale Parties and Governmental Authorities in the ordinary course of business, any disclosure which is not permitted by Law or any disclosure containing confidential information) shall be disclosed to the other party hereunder in advance of any filing, submission or attendance, it being the intent that the parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals. Each party shall give notice to the other party with respect to any meeting, discussion, appearance or contact with any Governmental Authority or the staff or regulators of any Governmental Authority, with such notice being sufficient to provide the other party with the opportunity to attend and participate in such meeting, discussion, appearance or contact.
(e) Notwithstanding the foregoing, nothing in this Section 6.08 shall require, or be construed to require, the Partnership or Royale or any of their Affiliates to agree to (i) sell, hold, divest, discontinue or limit, before or after the Closing Date, any assets, businesses or interests of Royale, the Partnership or any of their respective Affiliates; (ii) any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses or interests which, in either case, could reasonably be expected to result in a Partnership Material Adverse Effect or a Royale Material Adverse Effect, or which would materially and adversely impact the economic or business benefits to Parent, Royale, Matrix, the Partnership or their respective stockholders or partners, of the transactions contemplated by this Agreement; or (iii) any material modification or waiver of the terms and conditions of this Agreement.
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Section 6.09 Closing Conditions.  From the date hereof until the Closing, each party hereto shall use reasonable best efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in ARTICLE VIII hereof.
Section 6.10 Subsequent Filings.  Until the earlier of the Closing Date or the termination of this Agreement, Royale will timely file with the SEC each form, report and document required to be filed by Royale under the Exchange Act.  As of their respective dates, none of such reports shall contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The audited consolidated financial statements and unaudited interim financial statements of Royale included in such reports shall be prepared in accordance with United States generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto) and shall present fairly, in all material respects, the financial position of Royale and its consolidated Subsidiaries as at the dates thereof and the results of their operations and changes in financial position for the periods then ended.
Section 6.11 Stockholder Litigation.  Royale shall promptly advise Matrix orally and in writing of any shareholder litigation commenced against Royale and/or its directors relating to this Agreement, the Royale Merger, the Matrix Merger and/or the transactions contemplated by this Agreement or the Ancillary Documents and shall keep the Partnership fully informed regarding any such shareholder litigation. Royale shall give Matrix the opportunity to consult with Royale regarding the defense or settlement of any such shareholder litigation, shall give due consideration the advice of the Partnership with respect to such shareholder litigation.
Section 6.12 Takeover Statutes.  If any “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Law becomes or is deemed to be applicable to Matrix, the Partnership, any of the Royale Parties, this Agreement, the Merger or any transaction contemplated by hereby or thereby, then each of the Partnership and the Royale Parties shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover Law inapplicable to the foregoing.
Section 6.13 Listing on National Securities Exchange.  Royale, Parent and Matrix shall each use their reasonable best efforts to have the Parent Common Stock to be issued in connection with the Exchange and the Merger ( as well as the Parent Common Stock to be issued upon the other LP Exchanges, conversion of the Series B Preferred Stock which is to be issued in connection with the Debt Exchange, and Parent Common Stock to be issued upon exercise of outstanding warrants and options to purchase Royale Common Stock), upon effectiveness of the Royale Merger, listed or approved for listing upon notice of issuance on a national securities exchange.
Section 6.14 Further Assurances.  Each party shall, at any time and from time to time after the date hereof, upon reasonable request by another party and without further consideration, execute and deliver such instruments or other documents and take such further action as may be reasonably required in order to perfect any other undertaking made by the party hereunder, or to vest, perfect or confirm of record or otherwise, the equity interests assigned in connection with the Exchange.
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Section 6.15 Reserved.
Section 6.16 Certain Tax Matters.
(a) Parent, Royale, Matrix and the Partnership shall each use their reasonable best efforts to cause the Mergers and Exchanges (“Contributions”) to qualify as a tax-deferred capital contribution within the meaning of Section 351 of the I.R.C., and before or after the Closing, none of Parent, Royale, Matrix or the Partnership shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could cause the Contributions to fail to qualify under Section 351 of the I.R.C.
(b) Parent, Royale, Matrix and the Partnership shall comply with the record keeping and information reporting requirements set forth in U.S. Treasury Regulation Section 1.351-3.
(c) Royale and the Partnership shall each use its reasonable best efforts to obtain the Tax opinions set forth in Sections 7.02(g) and 7.03(f).
(d) Officers of Royale and Matrix, as general partner of the Partnership, shall execute and deliver, respectively, to Strasburger & Price, LLP, Tax counsel for Royale, and Porter Hedges LLP, Tax counsel for Matrix, certificates substantially in the form agreed to by the parties and such law firms at such time or times as may reasonably be requested by such law firms, including (i) prior to the time the Registration Statement is declared effective by the SEC, (ii) prior to the Matrix Merger Effective Time and the Royale Merger Effective Time, and (iii) prior to Closing (if not Closing does not occur substantially concurrently with such merger effective times), in connection with such Tax counsel’s respective delivery of opinions pursuant to Sections 7.02(g) and 7.03(f).  Each of Royale and Matrix shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the certificates described in this Section 6.16.
(e) For federal income tax purposes, Parent, Royale, Matrix and the Partnership shall treat:
(i) the Matrix Stockholders as the owners of the Matrix Common Stock surrendered by them in the Matrix Merger through the close of the day on which the Matrix Merger Effective Time occurs;
(ii) the Royale Stockholders as the owners of the Royale Shares surrendered by them in the Royale Merger through the close of the day on which the Royale Merger Effective Time occurs;
(iii) the Matrix LP Holders (including the Partners) as the owners of their respective limited partnership interests in the Matrix LPs surrendered by them in the LP Exchanges through the close of the Closing Date for the applicable LP Exchange Agreement;
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(iv) the Matrix Operator Holders as the owners of the shares of capital stock of Matrix Operator surrendered by them in the Matrix Operator Stock Exchange through the close of the Closing Date for the Matrix Operator Stock Exchange Agreement;
(v) each Matrix LP as terminating pursuant to Section 708 of the IRC as of the close of the Closing Date for the applicable LP Exchange Agreement, and
(vi) the Matrix Operator as an S corporation through the close of the Closing Date for the Matrix Operator Stock Exchange Agreement (on which date its taxable year shall end ), and as a C corporation eligible to join in filing a consolidated federal income tax return with Parent commencing at the beginning of the day following such Closing Date.
Section 6.17 Matrix Senior Indebtedness.  Parent, Royale, Matrix and the Partnership shall use reasonable best efforts to obtain the consent of the agent and lenders under Matrix’s Term Loan Agreement, dated effective June 15, 2016 (the “Matrix Senior Indebtedness”, among Matrix, Matrix Operator and the Matrix LPs (including the Partnership), as borrowers party thereto, the administrative agent party thereto, and the lenders from time to time party thereto, and any other consent under any related loan and security documents, to the transactions contemplated by this Agreement, and to cause Parent to assume all of the obligations of Matrix and the Partnership under the Matrix Senior Indebtedness and any related loan and security documents.  In the alternative, Parent, Royale, Matrix and the Partnership shall use reasonable best efforts to cause all obligations with respect to the Matrix Senior Indebtedness to be paid in full pursuant to the terms thereof; provided, however, that if the Matrix Senior Indebtedness shall be refinanced under the terms of any form of new senior Indebtedness, then such new senior Indebtedness shall be on terms and conditions reasonably acceptable to Royale, Matrix and the Partnership.
Section 6.18 Consents to Transfer of MI LP Interests.  Each of the Partners who, collectively, are all of the limited and general partners of the Partnership, hereby consents to the sale, assignment and transfer of all of the MI LP Interests pursuant to the terms of this Exchange Agreement and agrees that the Parent, as transferee of all of the MI LP Interests, shall, upon consummation of such assignment, be admitted as a substituted limited partner of the Partnership, with all of the rights and privileges of each limited partner assigning such interest to Parent, and each Partner hereby waives all notice, rights of first offer or first refusal and all other rights whatsoever to deny, object, delay, approve, or take any other action with respect to the assignment of the MI LP Interests pursuant to the terms of this Exchange Agreement or the admission of Parent as a limited partner of the Partnership.  Each Partner further consents and agrees that the sale, assignment and transfer of all of the MI LP Interests pursuant to the terms of this Exchange Agreement shall not cause (and shall be deemed not to cause) the termination or dissolution of the
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Partnership or to trigger the right of any person to elect the termination or dissolution of the Partnership, and that the Partnership shall continue in full force and effect following the Exchange in accordance with terms of its Partnership Charter Documents, with Parent as substituted limited partner and Matrix continuing as general partner of the Partnership.
Section 6.19 Partner Indebtedness and Receivables.  On or prior to Closing the Partners shall cause to be paid in full in cash all accounts payable, notes payable and advances payable by any Partner to the Partnership and the Partnership shall pay in full in cash all accounts payable, notes payable and advances payable by the Partnership to any Partner, except for those subordinated promissory notes issued by Matrix, Matrix Operator and the Matrix LPs (including the Partnership), which are to be exchanged by the holders thereof for shares of the Parent’s Series B Preferred Stock in connection with the Debt Exchange.
Section 6.20 Release to be Effective upon Closing.  Effective upon Closing, and without further action on the part of any party or other person,
(a) each Partner does hereby (i) release, acquit and forever discharge the Partnership from any and all liabilities, obligations, claims, demands, actions or causes of action arising from or relating to any event, occurrence, act, omission or condition occurring or existing on or prior to the Closing Date, including, without limitation, any claim for indemnity or contribution from the Partnership in connection with the obligations or liabilities of the Partners hereunder; (ii) waive all breaches, defaults or violations of any agreement applicable to its MI LP Interest and agree that any and all such agreements are terminated as of the Closing Date, and (iii) waive any and all preemptive or other rights to acquire any partnership interest of the Partnership and release any and all claims arising in connection with any prior default, violation or failure to comply with or satisfy any such preemptive or other rights.
(b) the Partnership does hereby i) release, acquit and forever discharge each Partner from any and all liabilities, obligations, claims, demands, actions or causes of action arising from or relating to any event, occurrence, act, omission or condition occurring or existing on or prior to the Closing Date, including, without limitation, any claim for indemnity or contribution from each Partner in connection with the obligations or liabilities of the Partnership or any obligations or liabilities of the Partners to the Partnership; (ii) waive all breaches, defaults or violations of any agreement applicable to such Partner’s MI LP Interest and agrees that any and all such agreements are terminated as of the Closing Date, and (iii) waive any and all redemption, repurchase rights, rights of first refusal or other rights to acquire any partnership interest of any Partner and releases any and all claims arising in connection with any prior default, violation or failure to comply with or satisfy any such rights.
ARTICLE VII
Tax Matters
Section 7.01 Tax Covenants.
(a) Without the prior written consent of Royale, prior to the Closing, the Partnership, its Representatives and the Partners shall not make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of the Partnership or Parent in respect of any Post-Closing Tax Period.
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(b) Without the prior written consent of the Partnership, prior to the Closing, Royale, its Representatives and the Royale Stockholders shall not make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of Royale or Parent in respect of any Post-Closing Tax Period.
(c) The Royale Parties and the Partnership shall cooperate in the preparation, execution and filing of all Tax Returns or other documents with respect to all transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the Ancillary Documents (including any real property transfer Tax and any other similar Tax) that are required or permitted to be filed on or before the Closing.  Each of the Royale Parties and the Partnership shall pay, without deduction from any amount payable to the Partners or the Royale Stockholders and without reimbursement from the other party, any such Taxes or fees imposed on it which become payable in connection with the Mergers.
Section 7.02 Termination of Existing Tax Sharing Agreements.  Any and all existing Tax sharing agreements (whether written or not) binding upon the Partnership shall be terminated as of the Closing Date. After such date neither the Partnership nor any of its Representatives shall have any further rights or liabilities thereunder.
Section 7.03 Tax Returns.
(a) The Partnership shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed by it that are due on or before the Closing Date (taking into account any extensions), and shall timely pay all Taxes that are due and payable on or before the Closing Date (taking into account any extensions). Any such Tax Return shall be prepared in a manner consistent with past practice (unless otherwise required by Law).
(b) Parent shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed by the Partnership after the Closing Date with respect to a Pre-Closing Tax period and for any Straddle Period. Any such Tax Return shall be prepared in a manner consistent with past practice (unless otherwise required by Law) and, if it is an income or other material Tax Return, shall be submitted by Parent to Partner Representative (together with schedules, statements and, to the extent requested by Partner Representative, supporting documentation) at least 50 days prior to the due date (including extensions) of such Tax Return. If Partner Representative objects to any item on any such Tax Return that relates to a Pre-Closing Tax Period, it shall, within 20 days after delivery of such Tax Return, notify Parent in writing that it so objects, specifying with particularity any such item and stating the specific factual or legal basis for any such objection. If a notice of objection shall be duly delivered, Parent and Partner Representative shall negotiate in good faith and use their reasonable best efforts to resolve such items. If Parent and Partner Representative are unable to reach such agreement within ten days after receipt by Parent of such notice, the disputed items shall be resolved by mutually acceptable nationally recognized accounting firm (the “Independent Accountant”) and any determination by the Independent Accountant shall be final. The Independent Accountant shall resolve any disputed items within 30 days of having the item referred to it pursuant to such procedures as it may require. If the Independent Accountant is unable to resolve any disputed items before the due date for such Tax Return, the Tax
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Return shall be filed as prepared by Parent and then amended to reflect the Independent Accountant’s resolution. The costs, fees and expenses of the Independent Accountant shall be borne by Parent. The preparation and filing of any Tax Return of the Partnership that does not relate to a Pre-Closing Tax period or Straddle Period shall be exclusively within the control of Parent.
(c) For purposes of this ARTICLE VII, Johnny Jordan shall be the “Partner Representative” unless he earlier resigns or retires from such position, at which time a new Partner Representative shall be appointed by the Partners formerly owning a majority of the  Percentage Interest in the Partnership.
(d) None of Parent, Royale, and the Partnership and their respective Affiliates shall file any amended return, carryback claim, or other adjustment request with respect to Royale, the Partnership, the Matrix LPs, the Matrix Operator, or Matrix Pipeline, L.P. for any Pre-Closing Tax period unless such action is required by Law or Governmental Order or unless such action is undertaken pursuant to the written consent of Royale and the Partner Representative, which consent shall not be unreasonably withheld or delayed.
Section 7.04 Straddle Period.  In the case of Taxes that are payable with respect to a taxable period that begins before and ends after the Closing Date (each such period, a “Straddle Period”), the portion of any such Taxes that are treated as Pre-Closing Taxes for purposes of this Agreement shall be:
(a) in the case of Taxes (i) based upon, or related to, income, receipts, profits, wages, capital or net worth, (ii) imposed in connection with the sale, transfer or assignment of property, or (iii) required to be withheld, deemed equal to the amount which would be payable if the taxable year ended with the Closing Date; and
(b) in the case of other Taxes, deemed to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire period.
Section 7.05 Contests.  Parent agrees to give written notice to Partner Representative of the receipt of any written notice by the Partnership, Parent or any of Royale’s Affiliates which involves the assertion of any claim, or the commencement of any Action, with respect to Taxes for a Pre-Closing Tax period (a “Tax Claim”).
Section 7.06 Cooperation and Exchange of Information. The Partner Representative, the Partnership and Parent shall provide each other with such cooperation and information as either of them reasonably may request of the others in filing any Tax Return pursuant to this ARTICLE VII or in connection with any audit or other proceeding in respect of Taxes of the Partnership. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by tax authorities. Each of Partner Representative, the Partnership and Parent shall retain all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Partnership for any taxable period
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beginning before the Closing Date until the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by any of the other parties in writing of such extensions for the respective Tax periods. Prior to transferring, destroying or discarding any Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Partnership for any taxable period beginning before the Closing Date, Partner Representative, the Partnership or Parent (as the case may be) shall provide the other parties with reasonable written notice and offer the other parties the opportunity to take custody of such materials.
ARTICLE VIII
Conditions to Closing
Section 8.01 Conditions to Obligations of All Parties.
The obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:
(a) This Agreement and the Exchange and shall have been duly adopted and approved by the Requisite Partners’ Consent and the Other Exchanges shall have been duly adopted and approved by the Other Exchange Approvals.
(b) This Agreement, the Royale Merger, the Matrix Merger and the issuance of Parent Common Stock pursuant to (i) the Royale Merger, (ii) the Matrix Merger, (iii) the LP Exchange Agreements, (iv) the Matrix Operator Stock Exchange Agreement, and (v) the Debt Exchange Agreement, shall have been duly adopted and approved by the Requisite Royale Vote, the Requisite Matrix Vote and the Requisite Exchange Approvals in accordance with the CCC, TBOC and the DGCL, as applicable.
(c) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.
(d) the Registration Statement shall be declared effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC and not concluded or withdrawn;
(e) the issuance of the shares of Parent Common Stock to be issued as the Capital Stock Consideration in connection with the Mergers and the Exchanges, and the shares of Parent Common Stock issuable on conversion of the Series B Preferred Stock to be issued in connection with the Debt Exchange Consideration, shall have been appropriately registered under the Securities Act and registered, qualified or qualified for exemption under applicable state securities Laws;
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(f) the Partnership shall have received all consents, authorizations, orders and approvals from the Governmental Authorities referred to in Section 4.03 in form and substance reasonably satisfactory to Royale and Matrix, and no such consent, authorization, order and approval shall have been revoked.
(g) Royale shall have received all consents, authorizations, orders and approvals from the Governmental Authorities referred to in Section 5.03, in each case, in form and substance reasonably satisfactory to Royale and the Partnership, and no such consent, authorization, order and approval shall have been revoked.
(h) All conditions to the Mergers have been satisfied or waived by the parties.
Section 8.02 Conditions to Obligations of Royale and Parent. The obligations of Royale and Parent to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Royale’s waiver, at or prior to the Closing, of each of the following conditions:
(a) Other than the representations and warranties of the Partnership contained in Section 4.01, Section 4.02(a), Section 4.03, Section 4.04, Section 4.05, Section 4.21, Section 4.24 and Section 4.25, the representations and warranties of the Partnership contained in this Agreement, the Partner Related Documents, the Partnership Related Documents and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Partnership Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Partnership Material Adverse Effect, as so qualified) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of the Partnership contained in Section 4.01, Section 4.02(a), Section 4.03, Section 4.04, Section 4.05, Section 4.21, Section 4.24 and Section 4.25,, shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).
(b) The Partnership shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Partnership Documents to be performed or complied with by it prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, the Partnership shall have performed such agreements, covenants and conditions, as so qualified.
(c) No Action shall have been commenced against any of the Royale Parties, the Partnership or Matrix, which would prevent the Closing. No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any transaction contemplated hereby.
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(d) All approvals, consents and waivers that are listed on Section 4.03 of the Partnership Disclosure Schedules shall have been received, and executed counterparts thereof shall have been delivered to Royale at or prior to the Closing.
(e) From the date of this Agreement, there shall not have occurred any Partnership Material Adverse Effect, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Partnership Material Adverse Effect.
(f) The Royale Board shall have received an opinion from Northland Capital Markets to the effect that, as of the date of this Agreement and based upon and subject to the qualifications and assumptions set forth therein, the terms of the Merger are fair, from a financial point of view, to Royale and its shareholders, and such opinion shall not have been rescinded or revoked.
(g) Royale shall have received the opinion of Strasburger & Price, LLP, counsel to Royale, in form and substance reasonably satisfactory to Royale, on the date on which the Registration Statement is filed and on the Closing Date, in each case dated as of such respective date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Matrix, Royale and Parent, all of which are consistent with the state of facts existing as of the date on which the Registration Statement is filed and the Royale Merger Effective Time, as applicable, to the effect that (i) the Royale Merger will qualify for nonrecognition of gain or loss under  Section 351 of the IRC.  In rendering the opinion described in this Section 8.02(g), Strasburger & Price, LLP shall have received and may rely upon the certificates and representations referred to in Section 6.16.
(h) The Partnership shall have delivered each of the closing deliverables set forth in Section 8.04(a).
(i) The lenders and the administrative agent who are party to the Matrix Senior Indebtedness and any related loan and security documents shall have consented to assumption of the Matrix Senior Indebtedness and any related loan and security documents by the Parent or the Matrix Senior Indebtedness and any related loan shall have been refinanced or paid off in accordance with Section 6.17.
(j) Holders of no more than 5.0% of the outstanding shares of Matrix Common Stock as of immediately prior to the Matrix Merger Effective Time, in the aggregate, shall have exercised, or remain entitled to exercise, statutory appraisal rights pursuant to Section 1301 of the CCC with respect to such shares of Matrix Common Stock in connection with the Matrix Merger.
Section 8.03 Conditions to Obligations of Matrix.  The obligations of the Partnership to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or the Partnership’s waiver, at or prior to the Closing, of each of the following conditions:
(a) Other than the representations and warranties of the Royale Parties contained in Section 5.01, Section 5.02(a), Section 5.03, Section 5.04, Section 5.05, Section 5.18, Section 5.21 and Section 5.22, the representations and warranties of the Royale Parties contained in this Agreement, the Ancillary Documents and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect, as so qualified) or in all material respects (in the case of any
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representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of the Royale Parties contained in Section 5.01, Section 5.02(a), Section 5.03, Section 5.04, Section 5.05, Section 5.18, Section 5.21 and Section 5.22 shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).
(b) The Royale Parties shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Ancillary Documents to be performed or complied with by them prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, the Royale Parties shall have performed such agreements, covenants and conditions, as so qualified, in all respects.
(c) No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any material transaction contemplated hereby.
(d) All approvals, consents and waivers that are listed on Section 5.03 of the Royale Disclosure Schedules shall have been received, and executed counterparts thereof shall have been delivered to Matrix at or prior to the Closing.
(e) From the date of this Agreement, there shall not have occurred any Royale Material Adverse Effect, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Royale Material Adverse Effect.
(f) Matrix shall have received the opinion of Porter Hedges LLP, counsel to Matrix, in form and substance reasonably satisfactory to Matrix, on the date on which the Registration Statement is filed and on the Closing Date, in each case dated as of such respective date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Matrix, Royale and Parent, all of which are consistent with the state of facts existing as of the date on which the Registration Statement is filed and the Matrix Merger Effective Time, as applicable, to the effect that (i) the Matrix Merger and the Exchanges will qualify for nonrecognition of gain or loss under Section 351 of the IRC.  In rendering the opinion described in this Section 8.03(f), Porter Hedges LLP shall have received and may rely upon the certificates and representations referred to in Section 6.16.
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(g) Royale shall have delivered each of the closing deliverables set forth in Section 8.04(b).
(h) Royale shall have an aggregate cash balance in excess of 65% of its deferred drilling obligation immediately prior to the Closing Date.
(i) The lenders and the administrative agent who are party to the Matrix Senior Indebtedness and any related loan and security documents shall have consented to assumption of the Matrix Senior Indebtedness and any related loan and security documents by the Parent or the Matrix Senior Indebtedness and any related loan shall have been paid off in accordance with Section 6.17.
(j) No later than the earlier of (i) the time of the Royale Stockholders Meeting, (ii) the time of the next annual meeting of stockholders of Royale, or (iii) August 2, 2017, a majority of the then-current stockholders of Royale shall have approved the conversion of $1,580,000 aggregate principal amount of the convertible notes of Royale issued on August 2, 2016 (the “Royale Convertible Notes”), representing all of the aggregate principal amount of such Royale Convertible Notes, into Royale Common Stock or Parent Common Stock, as applicable, pursuant to the terms and conditions of the Royale Convertible Notes.
(k) Holders of no more than 5.0% of the outstanding shares of Royale Common Stock as of immediately prior to the Royale Merger Effective Time, in the aggregate, shall have exercised, or remain entitled to exercise, statutory appraisal rights pursuant to Section 1301 of the CCC with respect to such shares of Royale Common Stock in connection with the Royale Merger or any of the Exchanges.
Section 8.04 Closing Deliverables.
(a) At or prior to the Escrow Closing, the Partnership shall deliver to Royale or, if otherwise provided below, to the Escrow Agent, the following, as provided below:
(i) a certificate, dated the Closing Date and signed by a duly authorized officer of the general partner of the Partnership that each of the conditions set forth in Section 8.02(a) and Section 8.02(b) have been satisfied;
(ii) a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the general partner of the Partnership certifying (1) all resolutions adopted by the Matrix Board authorizing the execution, delivery and performance of this Agreement by Matrix, as general partner of the Partnership, and consummation of the transactions contemplated hereby, (2) that each of the Partners has executed and delivered the Requisite Partners’ Consent, that all resolutions of the Matrix Board and all authorizations provided by each Partner in connection with the Requisite Partners’ Consent are in full force and effect without modification or amendment;
(iii) a partnership certificate representing all of the outstanding MI LP Interests and properly executed and completed Letters of Transmittal with respect thereto, in the form attached to Exhibit D (“Letters of Transmittal”), shall be delivered by the Partners to the Escrow Agent.  In addition, the Partners shall execute and deliver to Royale, and shall cause the Partnership to execute and deliver to Royale, the documents, certificates, opinions, instruments and agreements required to be executed and delivered by the Partnership or its
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Partners at the Closing as contemplated hereby or as may be reasonably requested by the Parent and shall deliver or cause to be delivered the documents and evidence required under this Agreement.
(iv) a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the general partner of the Partnership certifying the names and signatures of the officers of the general partner authorized to sign this Agreement, the Partnership Related Documents and the other documents to be delivered hereunder and thereunder;
(v) a good standing certificate (or its equivalent) from the secretary of state or similar Governmental Authority of the jurisdiction under the Laws in which the Partnership is organized;
(vi) the Section 351 Plan;
(vii) certificates of non-foreign status delivered by each Partner of the Partnership under Section 1445 of the IRC; and
(viii) such other documents or instruments as Royale reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.
(b) At the Closing, Royale shall deliver to the Partnership (or such other Person as may be specified herein) the following:
(i) instructions to Royale’s transfer agent to issue and deliver to the Partners the Exchange Consideration to be issued as provided in ARTICLE II;
(ii) instructions to Royale’s transfer agent to issue and deliver to the holders of convertible debt of Matrix the Debt Exchange Consideration;
(iii) evidence that the Matrix Senior Indebtedness shall have been assumed by Parent or paid off as of the Closing Date in accordance with Section 6.17;
(iv) a certificate, dated the Closing Date and signed by a duly authorized officer of each Royale Party, that each of the conditions set forth in Section 8.03(a) and Section 8.03(b) have been satisfied;
(v) a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Royale Parties certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of the Royale Parties authorizing the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby;
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(vi) a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Royale Parties certifying the names and signatures of the officers of the Royale Parties authorized to sign this Agreement, the Ancillary Documents and the other documents to be delivered hereunder and thereunder;
(vii) evidence of the establishment of a new Subsidiary and the transfer of all of the assets related to the DWI Business of Royale (including assets held in trust for its investors);
(viii) the Section 351 Plan;
(ix) employment agreements executed by Parent and each of Jonathan Gregory, Donald Hosmer,  Stephen Hosmer, Johnny Jordan, Joe Paquette and Jay Sheevel, all in a form reasonably acceptable to Royale and Matrix;
(x) certificates or other evidence reasonably satisfactory to the Partnership confirming that none of the Royale Stockholders owning more than 5% of the number of shares of Royale Common Stock outstanding immediately before the Royale Merger is a “foreign person” within the meaning of Treasury Regulation § 1445-2(b); and
(xi) such other documents or instruments as the Partnership reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.
(c) At the Closing, provided that (i) the conditions of this ARTICLE VIII have been fulfilled to the reasonable satisfaction of each Party entitled to satisfaction thereof, and(ii) each of the deliveries required by Section 8.04(a) and Section 8.04(b) have been made in accordance with such requirements, Royale and the Partnership shall provide joint written instructions to the Escrow Agent to release and deliver to Royale or its designee all of the Letters of Transmittal and partnership certificates held in escrow by Escrow Agent pursuant to the Escrow Agreement.
ARTICLE IX
Termination
Section 9.01 Termination.  This Agreement may be terminated at any time prior to the Closing:
(a) by the mutual written consent of the Partnership and Royale;
(b) by Royale by written notice to the Partnership if:
(i) no Royale Party is then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Partnership pursuant to this Agreement that would give rise to the failure of any of the conditions specified in ARTICLE VIII and such breach, inaccuracy or failure has not been cured by the Partnership within 30 days of the Partnership’s receipt of written notice of such breach from Royale; or
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(ii) any of the conditions set forth in Section 8.01 or Section 8.02 shall not have been fulfilled by March 31, 2017  (the “Outside Date”), or if it becomes impossible or extremely unlikely for any such conditions to be fulfilled by the Outside Date, unless such failure shall be due to the failure of the Royale Parties to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;
(c) by the Partnership by written notice to Royale if:
(i) the Partnership is not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by any Royale Party pursuant to this Agreement that would give rise to the failure of any of the conditions specified in ARTICLE VIII and such breach, inaccuracy or failure has not been cured by such Royale Party within 30 days of Royale’s receipt of written notice of such breach from the Partnership; or
(ii) any of the conditions set forth in Section 8.01 or Section 8.03 shall not have been fulfilled by the Outside Date, or if it becomes impossible or extremely unlikely for any such conditions to be fulfilled by the Outside Date, unless such failure shall be due to the failure of the Partnership to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or
(d) by either Royale or the Partnership if:
(i) the Merger has not been consummated on or before the Outside Date; provided, that the right to terminate this agreement pursuant to this subsection shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the failure of the Closing to be consummated on or before the Outside Date.
(ii) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable;
(iii) this Agreement has been submitted to the stockholders of Royale for adoption at a duly convened Royale Stockholders Meeting and the Requisite Royale Vote shall not have been obtained at such meeting (including any adjournment or postponement thereof);
(iv) this Agreement has been submitted to the stockholders of Matrix for adoption at a duly convened Matrix Stockholders Meeting (or as a written consent in lieu of such meeting) and the Requisite Matrix Vote shall not have been obtained at such meeting (including any adjournment or postponement thereof) or by such written consent; or
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(v) this Agreement has been submitted to the Partners of the Partnership for adoption and the Requisite Partners’ Consent shall not have been obtained at such meeting (including any adjournment or postponement thereof) or by a written consent.
Section 9.02 Effect of Termination.  In the event of the termination of this Agreement in accordance with this ARTICLE IX, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and there shall be no liability or further obligation under this Agreement on the part of the Royale Parties or the Partnership, or their respective officers or directors, and all obligations under this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto, except:
(a) Royale and the Partnership shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations with respect to confidential information set forth in the Letter of Intent, which obligations shall survive the termination of this Agreement in accordance with the terms set forth therein;
(b) as set forth in this ARTICLE IX, and ARTICLE X hereof; and
(c) that nothing herein shall relieve any party hereto from liability for fraud, or for any willful breach of any provision hereof.
ARTICLE X
Miscellaneous
Section 10.01 Expenses.  Except as otherwise expressly provided herein, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred; provided, however, Royale and Matrix shall be equally responsible for all filing and other similar fees payable in connection with any filings or submissions under the HSR Act.
Section 10.02 Notices.  All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

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If to the Partnership:	Matrix Oil Management Corporation
104 W. Anapamu Street, Suite C
Santa Barbara, CA 93101
E-mail: jjordan@matrixoil.com
Attention: Johnny Jordan, Executive Vice President

with a copy to:	Porter Hedges LLP
1000 Main Street, 36th Floor
Houston, Texas 77002
E-mail: edelpozo@porterhedges.com
Attention: Ephraim del Pozo

If to Royale or Merger Sub:	Royale Energy, Inc.
1870 Cordell Court, Suite 210
El Cajon, California 92020
Email: Jonathan@royl.com
Attention: Jonathan Gregory, Chief Executive Officer

with a copy to:	Strasburger & Price, LLP
720 Brazos Street, Suite 700
Austin, Texas 78701
Email: lee.polson@strasburger.com
Attention: Lee Polson

Section 10.03 Interpretation.  For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Disclosure Schedules and Exhibits mean the Articles and Sections of, and Disclosure Schedules and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.
Section 10.04 Headings.  The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.
Section 10.05 Severability.  If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as
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possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.
Section 10.06 Entire Agreement.  This Agreement and the Ancillary Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the Ancillary Documents, the Exhibits and Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.
Section 10.07 Successors and Assigns.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.
Section 10.08 Amendment and Modification; Waiver.  This Agreement may only be amended, modified or supplemented by an agreement in writing signed by Royale, Parent and the Partners at any time prior to the Matrix Merger Effective Time and the Royale Merger Effective Time; provided, however, that after each of the Requisite Matrix Vote and the Requisite Royale Vote is obtained, there shall be no amendment or waiver that, pursuant to applicable Law, requires further approval of the Stockholders, without the receipt of such further approvals. Any failure of any Royale Party, on the one hand, or the Partners, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by the Partners (with respect to any failure by any Royale Party) or by the Royale Parties (with respect to any failure by the Partners), respectively, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
Section 10.09 Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.
(a) This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).
(b) ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF CALIFORNIA IN EACH CASE LOCATED IN THE CITY OF SAN DIEGO AND COUNTY OF SAN DIEGO, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN
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ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.
(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE ANCILLARY DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10(c).
Section 10.10 Specific Performance.  The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.
Section 10.11 Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, this Agreement and Plan of Exchange has been duly executed and delivered effective as of the date first hereinabove written.
PARENT:

 Royale Energy Holdings, Inc.

By_____________________
Name:
Title:

ROYALE:

Royale Energy, Inc.

By__________________________________
Name:
Title:

PARTNERSHIP:

Matrix Permian Investments, LP
By: Matrix Oil Management Corporation

By:_________________________________
Name:
Title:

GENERAL PARTNER:
Matrix Oil Management Corporation

By:_________________________________
Name:
Title:

77

LIMITED PARTNERS:

 Walou Investments, LP

 By:___________________________________
Name:________________________________
Title: ________________________________

Meeteetse Limited Partnership

By:___________________________________
Name:________________________________
Title: ________________________________

PEM Resources Limited Partnership

By:___________________________________
Name:________________________________
Title: ________________________________

Loren Enterprises, L.P.

By:___________________________________
Name:________________________________
Title: ________________________________

GROVES INVESTMENTS, LP

By:___________________________________
Name:________________________________
Title: ________________________________

JRS ENERGY INVESTMENTS, LLC

By:___________________________________
Name:________________________________
Title: ________________________________

Oakview Investments LP

By:___________________________________
Name:________________________________
Title: ________________________________
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Exhibit A

LIST OF PARTNERS

Name	Percentage Interest
Walou Investments, LP	31.23%
Meeteetse Limited Partnership	31.23%
PEM Resources Limited Partnership	17.34%
Loren Enterprises, L.P.	5.20%
GROVES INVESTMENTS, LP	5.00%
JRS ENERGY INVESTMENTS, LLC	5.00%
Oakview Investments LP	5.00%
Matrix Oil Management Corporation[1]	0.00%
Total:	100%

1 General Partner
79

Exhibit B

EXCHANGE CONSIDERATION

[Exchange Consideration: Number of shares of Parent Common Stock = Number of Royale shares outstanding on Merger Effective Date x Matrix Group Allocation of Matrix Permian Investments, LP] [To be completed when Agreement is executed.]

80

Exhibit C

ESCROW AGREEMENT

[To be prepared when Agreement is executed.]
81

Exhibit D

LETTER OF TRANSMITTAL
[To be prepared when Agreement is executed.]

82

Exhibit E

SECTION 351 PLAN OF MERGER AND EXCHANGE

(See attached.)

83

EXHIBIT 10.6

AGREEMENT AND PLAN OF EXCHANGE
BY AND AMONG
ROYALE ENERGY HOLDINGS, INC.
AND
THE SHAREHOLDERS OF
OF
MATRIX OIL CORPORATION

[                              ]

Section 10.08	Amendment and Modification; Waiver	78
Section 10.09	Governing Law; Submission to Jurisdiction; Waiver of Jury Trial	78
Section 10.10	Specific Performance	79
Section 10.11	Counterparts	79

Exhibits

Exhibit A List of Shareholders
Exhibit B Exchange Consideration
Exhibit C Escrow Agreement
Exhibit D Letter of Transmittal from Shareholders
Exhibit E Form of Section 351 Plan of Merger and Exchange

AGREEMENT AND PLAN OF EXCHANGE
This AGREEMENT AND PLAN OF EXCHANGE (this “Agreement”) made effective as of [                              ], by and among ROYALE ENERGY, INC., a California corporation (“Royale”), ROYALE ENERGY HOLDINGS, INC., a Delaware corporation (the “Parent”), and EACH OF THE UNDERSIGNED PERSONS (the “Shareholders”), who, collectively, are all of the holders of all outstanding shares of capital stock of MATRIX OIL CORPORATION, a California corporation (the “Corporation”).  Defined terms used herein have the respective meanings set forth in ARTICLE I.
WHEREAS, Parent and the Shareholders desire to provide for the transfer by the Shareholders to Parent of the outstanding shares of capital stock of the Corporation in exchange for common stock of Parent (the “Exchange”), with the Parent being the sole shareholder of the Corporation following the Exchange;
WHEREAS, the Exchange is one of several related transactions involving the assignment of capital stock of the Corporation to Parent in exchange for common stock of Parent (“Parent Common Stock”) as part of an overall plan to capitalize Parent; and for federal income tax purposes, it is intended that this Exchange and the other related exchange transactions with Parent shall qualify as exchanges under the provisions of Section 351 of the IRC;
WHEREAS, the parties to the Exchange desire to conclude the Exchange concurrently with and conditioned upon successful completion of certain other exchange transactions as well as successful completion of the merger of Matrix Merger Sub, Inc., a California corporation and a direct, wholly-owned Subsidiary of Parent (“Matrix Merger Sub”), with and into Matrix Oil Management Corporation, a California corporation (“Matrix”), with Matrix as the surviving corporation and a wholly-owned subsidiary of Parent (the “Matrix Merger”).
NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements herein contained, and intending to be legally bound hereby, the parties agree as follows:
ARTICLE I
Definitions
The following terms have the meanings specified or referred to in this ARTICLE I:
“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.
“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
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“Agreement” has the meaning set forth in the preamble.
“Ancillary Documents” means:
A.
The Debt Exchange Agreement with the holders of approximately $20,124,000.00 in aggregate principal amount of subordinated promissory notes issued by Matrix, Matrix Operator and the Matrix LPs in substantially the form attached as Exhibit A to the Merger Agreement;

B.	The Certificate of Designation of Series B Preferred Stock in substantially the form attached as Exhibit B to the Merger Agreement;
C.
The LP Exchange Agreement with the holders of all limited partnership interests of Matrix Investments L.P., a California limited partnership, in substantially the form attached as Exhibit C to the Merger Agreement (the “Matrix Investments LP Exchange Agreement”);

D.
The LP Exchange Agreement with the holders of all limited partnership interests of Matrix Las Cienegas Limited Partnership, a California limited partnership in substantially the form attached as Exhibit D to the Merger Agreement (the “Matrix Las Cienegas LP Exchange Agreement”);

E.
The LP Exchange Agreement with the holders of all limited partnership interests of Matrix Permian Investments, LP, a Texas limited partnership in substantially the form attached as Exhibit E to the Merger Agreement (the “Matrix Permian LP Exchange Agreement”);

F.	This Agreement;
G.	Employment Agreements between Parent and Jonathan Gregory, Donald Hosmer, Stephen Hosmer, Johnny Jordan, Joe Paquette and Jay Sheevel, all in a form reasonably acceptable to Royale and Matrix; and
H.	The Section 351 Plan in substantially the form attached hereto as Exhibit E.
“Applicable Effective Time” has the meaning set forth in Section 2.05.
“Audited Financial Statements” has the meaning set forth in Section 4.06.
“Balance Sheet” has the meaning set forth in Section 4.06.
“Balance Sheet Date” has the meaning set forth in Section 4.06.
“Board” means the board of directors of the Corporation.
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“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in California are authorized or required by Law to be closed for business.
“Capital Stock Consideration” means, collectively, the shares of Parent Common Stock to be issued as the Royale Merger Consideration, the Matrix Merger Consideration, the Matrix LP Exchange Consideration and the Exchange Consideration and the shares of the Series B Preferred Stock to be issued in connection with the Debt Exchange Consideration.
 “CCC” means the California Corporations Code.
“Closing” has the meaning set forth in Section 3.03.
“Closing Date” has the meaning set forth in Section 3.03.
“Contracts” means all contracts, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether written or oral.
“Contributions” has the meaning set forth in Section 6.16.
“Corporation” has the meaning set forth in the preamble.
“Corporation Benefit Plans” has the meaning set forth in Section 4.18.
“Corporation Insurance Policies” has the meaning set forth in Section 4.14.
“Corporation Charter Documents” means the documents by which the Corporation and its respective subsidiaries established their legal existence, were authorized to conduct business in their jurisdiction of organization or which govern their internal affairs, including, without limitation, any articles of incorporation, articles of association, operating agreement, partnership agreement, bylaws or similar documents.
“Corporation Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations, prospects, condition (financial or otherwise), or assets of the Corporation and its Subsidiaries, taken as a whole, or (ii) the ability of the Shareholders or the Corporation  to consummate the transactions contemplated hereby on a timely basis; provided, however, that, for the purposes of clause (i), a Corporation Material Adverse Effect shall not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to or resulting from: (a) changes generally affecting the economy, financial or securities markets; (b) the announcement of the transactions contemplated by this Agreement; (c) any outbreak or escalation of war or any act of terrorism; or (d) general conditions in the industry in which the Corporation and its Subsidiaries operate; provided further, however, that any event, change and effect referred to in clauses (a), (c) or (d) immediately above shall be taken into account in determining whether a Corporation Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change or effect has a disproportionate effect on the Corporation and its Subsidiaries, taken as a whole, compared to other participants in the industries in which the Corporation and its Subsidiaries conduct their businesses.
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“Corporation Related Documents” has the meaning set forth in Section 4.02.
“Debt Exchange” means the exchange of approximately $20,124,000.00 aggregate principal amount of subordinated promissory notes issued by Matrix, the Corporation and the Matrix LPs by the holders thereof for shares of the Parent’s Series B Preferred Stock pursuant to terms of certain definitive exchange agreements providing for execution of such exchange concurrently with consummation of the Mergers.
“Debt Exchange Consideration” means each $10.00 of principal amount of subordinated promissory notes outstanding immediately prior to the Matrix Merger Effective Time shall be exchanged for one validly issued, fully paid and nonassessable share of Series B Preferred Stock of Parent.
“DGCL” means the Delaware General Corporation Law, as amended from time to time.
“Disclosure Schedules” means the Disclosure Schedules delivered by Matrix and Royale concurrently with the execution and delivery of this Agreement.
“DWI Business” means the business of Royale in connection with the sale of working interests by Royale in certain Royale Interests in order to finance the drilling and development costs of such Royale Interests.
“Employee Benefit Plan” is defined in Section 4.19(j)(i).
“Employee Pension Benefit Plan” is defined in Section 4.19(j)(i).
“Employee Welfare Benefit Plan” is defined in Section 4.19(j)(i).
“Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.
“Environmental Law” means any applicable Law, and any Governmental Order or binding agreement with any Governmental Authority: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as
8

amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.
“ERISA Affiliate” means, with respect to a Person, all employers (whether or not incorporated) that would be treated together with such Person or any of its Affiliates as a “single employer” within the meaning of Section 414 of the IRC.
“Escrow Agent” has the meaning set forth in Section 3.01.
“Escrow Closing” has the meaning set forth in Section 3.01.
“Exchange” has the meaning set forth in first recital of this Agreement.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Consideration” has the meaning set forth in Section 2.02.
 “Exchanges” means the Exchange and the Other Exchanges. The Exchanges are related transactions involving the assignment of property to Parent in exchange for common or preferred stock of Parent as part of an overall plan to capitalize Parent, and for federal income tax purposes, it is intended that the Mergers and the Exchanges shall qualify as exchanges under the provisions of Section 351 of the IRC.
“Financial Statements” has the meaning set forth in Section 4.06.
“GAAP” means has the meaning set forth in Section 5.06.
“Governing Documents” means, with respect to any business entity, all documents by which such entity established its legal existence, was authorized to conduct business in its jurisdiction of organization or which govern its internal affairs, including, without limitation, its articles of incorporation, articles of organization, limited partnership agreement, operating agreement, limited liability company agreement, bylaws and any other governing document, as applicable, of such entity.
“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.
9

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.
“Hazardous Materials” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Hydrocarbons” means oil, natural gas, condensate, liquefied natural gas, NGL and other liquids or gaseous hydrocarbons or other substances (including minerals) produced or associated therewith, combinations or constituents thereof and extractions therefrom.
“Indebtedness” means, with respect to a Person and without duplication, all (a) indebtedness for borrowed money; (b) obligations for the deferred purchase price of property or services, (c) long or short-term obligations evidenced by notes, bonds, debentures or other similar instruments; (d) obligations under any interest rate, currency swap or other hedging agreement or arrangement; (e) capital lease obligations; (f) reimbursement obligations under any letter of credit, banker’s acceptance or similar credit transactions; (g) guarantees made by such Person on behalf of any third party in respect of obligations of the kind referred to in the foregoing clauses (a) through (f); and (h) any unpaid interest, prepayment penalties, premiums, costs and fees that would arise or become due as a result of the prepayment of any of the obligations referred to in the foregoing clauses (a) through (g).
“Independent Accountant” has the meaning set forth in Section 7.03.
 “Intellectual Property” means all intellectual property and all rights, interests and protections that are associated with, similar to, or required for the exercise of, any of the foregoing, however arising, pursuant to the Laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all: (a) trademarks, service marks, trade names, brand names, logos, trade dress, design rights and other similar designations of source, sponsorship, association or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications and renewals for, any of the foregoing; (b) internet domain names, whether or not trademarks, registered in any top-level domain by any authorized private registrar or Governmental Authority, web addresses, web pages, websites and related content, accounts with Twitter, Facebook and other social media companies and the content found thereon and related thereto, and URLs; (c) works of authorship, expressions, designs and design registrations, whether or not copyrightable, including copyrights, author, performer, moral and neighboring rights, and all registrations, applications for registration and renewals of such copyrights; (d) inventions, discoveries, trade secrets, business and technical information and know-how, databases, data collections and other confidential and proprietary information and all rights therein; (e) patents (including all reissues,
10

divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models); and (f) software and firmware, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other related specifications and documentation.
“Interim Balance Sheet” has the meaning set forth in Section 4.06.
“Interim Balance Sheet Date” has the meaning set forth in Section 4.06.
“Interim Financial Statements” has the meaning set forth in Section 4.06.
“IRC” means the U.S. Internal Revenue Code of 1986, as amended.
“Knowledge” means, (i) when used with respect to Matrix, the actual or constructive knowledge of any director or executive officer of Matrix, after reasonable inquiry with any Person directly reporting to any such director or executive officer, (ii) when used with respect to Royale, the actual or constructive knowledge of any director or executive officer of Royale, after reasonable inquiry with any Person directly reporting to any such director or executive officer and (iii) when used with respect to the Corporation, the actual or constructive knowledge of any director or executive officer of the Corporation, after reasonable inquiry with any Person directly reporting to any such director or executive officer.
“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.
“Letter of Intent” has the meaning set forth in Section 6.02(b).
“Letter of Transmittal” has the meaning set forth in Section 8.04
“Liabilities” has the meaning set forth in Section 4.07.
“LP Exchange” means the exchange of all limited partnership interests in the respective Matrix LPs for shares of common stock of Parent concurrently with the consummation of the Matrix Merger.
“LP Exchange Agreement” means the applicable agreement and plan of exchange concerning the exchange of all limited partnership interests of the specified Matrix LP for shares of common stock of Parent concurrently with the consummation of the Matrix Merger.
“Material Contract” means, with respect to a Person, any of the following:
A.	Any Contract that requires future expenditures by such Person in excess of $100,000 in any twelve (12) month period, or that provide for payments to such Person in excess of $100,000;
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B.
Each Contract for Leased Real Property and each Contract or other right pursuant to which such Person uses or possesses any Personal Property (other than Personal Property owned by such Person), in each case that provide for aggregate payments by or to such Person in excess of $100,000 during any twelve (12) month period, provided that any such Contracts related to the Matrix Interests (with respect to Matrix) or the Royale Interests (with respect to Royale) need not be listed on the applicable Disclosure Schedule;

C.
Each Contract pursuant to which such Person licenses or uses any Intellectual Property (other than standard licenses for non-custom, commercially available off-the-shelf software, for which the annual amounts owed by such Person do not exceed $5,000 individually), in each case that provide for aggregate payments by such Person in excess of $100,000 during any twelve (12) month period;

D.
Any Contract relating to Indebtedness for borrowed money, any outstanding reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person or granting a lien on any of such Person’s assets to any Person, in each case in excess of $100,000, other than (i) accounts receivable and payable, and (ii) loans to direct or indirect wholly owned Subsidiaries of such Person;

E.
Any Contract creating or guaranteeing any surety bond in favor of such Person or supporting any of its Contracts or customers, together with a list of each such outstanding surety bond and the amount thereof, in each case in excess of $100,000;

F.
Any Contract with any 5% stockholder, director or executive officer of such Person, or any member of his or her immediate family, or any Affiliate of any of such Persons, including any Contract providing for the furnishing of services by, rental of real or personal property from or otherwise requiring payments to or for the benefit of any such Person;

G.
Any Contract containing any covenant (x) materially limiting the right of such Person to engage in any line of business, make use of any Intellectual Property or compete with any Person in any line of business; (y) granting any exclusive distribution or supply rights; or (z) otherwise restricting, in any material respect, such Person from freely engaging in the business of selling, distributing or manufacturing any products or services;

H.
Any Contract granting an option or first refusal, first offer or similar preferential right to purchase or acquire any of such Person’s assets to any other Person (other than the purchase of inventory pursuant to customer contracts entered into in the ordinary course of business consistent with past practice), in each case that provide for aggregate payments by or to such Person in excess of $100,000 during any twelve (12) month period;

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I.
Any Contract pursuant to which payments are required or acceleration of benefits is required upon a change of control of such Person or similar event, in each case that provide for aggregate payments by or to such Person in excess of $100,000 during any twelve (12) month period;

J.
Any Contract that is material to such Person or any of its assets and that requires the consent or waiver of a third party prior to such Person consummating the transactions contemplated hereby, in each case that provide for aggregate payments by or to such Person in excess of $100,000 during any twelve (12) month period; or

K.	Any Contract that constitutes a partnership or joint venture agreement (excluding any tax partnership).
“Matrix” has the meaning set forth in the recitals.
“Matrix Board” means the board of directors of Matrix.
“Matrix Common Stock” means the common stock, no par value per share, of Matrix, including all shares common stock into which outstanding shares of Matrix’s preferred stock are convertible and which are issuable upon exercise outstanding warrants and options to purchase Matrix’s common stock.
“Matrix Consolidated Entities” has the meaning set forth in Section 4.06.
“Matrix Disclosure Schedules” means the Disclosure Schedules submitted by or on behalf of the Shareholders regarding the Corporation and the other Matrix Consolidated Entities (if applicable) in connection with this Agreement.
“Matrix Interests” means, with respect to Matrix and its Subsidiaries and the Matrix LPs (a) direct and indirect interests in and rights with respect to Hydrocarbons and related properties and assets of any kind and nature, direct or indirect, including working and leasehold interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, and other non-working interests and non-operating interests in the oil, gas and mineral fee or leasehold estate; (b) all  rights with respect to Hydrocarbons or revenues therefrom; (c) all Contracts in connection therewith and the leasehold estates created thereby and the lands covered by the Contracts relating to the Hydrocarbons or included in units with which such Contracts may have been pooled or united; (d) surface interests, fee interests, reversionary interests, reservations and concessions; (e) all easements, surface use agreements, rights of way, licenses and permits, in each case, in connection with leases, the drilling of wells or the processing, storage, disposition, transportation or sale of Hydrocarbons, (f) all interests in machinery, equipment (including wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment) pumps, water plants, electric plants, gasoline and gas
13

platforms, processing plans, compressor stations, separation plants, refineries, testing and monitoring equipment, in each case, in connection with any leases, the drilling of wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, and (g) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.
“Matrix Investments LP Exchange Agreement” has the meaning set forth in the definition of “Ancillary Documents”.
“Matrix Las Cienegas LP Exchange Agreement” has the meaning set forth in the definition of “Ancillary Documents”.
“Matrix LP Exchange Consideration” means the aggregate number of shares of Parent Common Stock the Matrix LP Holders will receive pursuant to the LP Exchange Agreements.
 “Matrix LP Holders” means the holders of all limited partnership interests of the Matrix LPs.
“Matrix LPs” means, collectively, Matrix Investments L.P., a California limited partnership, Matrix Las Cienegas Limited Partnership, a California limited partnership, and Matrix Permian Investments, LP, a Texas limited partnership.
“Matrix Merger” has the meaning set forth in the recitals.
“Matrix Merger Consideration” means the number of shares of Parent Common Stock into which Matrix common stock converts in connection with the Matrix Merger determined in accordance with the Merger Agreement.
“Matrix Merger Effective Time” means the time the Matrix Merger shall become effective as such certificates of merger have been duly filed with the Secretary of State of the State of California and the Secretary of State of the State of Delaware, respectively, or at such later date or time as may be agreed by Matrix and Royale in writing and specified in the respective certificates of merger in accordance with the requirements of the CCC and DGCL.
“Matrix Merger Sub” has the meaning set forth in the recitals.
“Matrix Merger Sub Shares” has the meaning set forth in Section 5.04(d).
“Matrix Permian LP Exchange Agreement” has the meaning set forth in the definition of “Ancillary Documents”.
 “Matrix Pipeline” has the meaning set forth in Section 4.06.
“Matrix Royalty” has the meaning set forth in Section 4.06.
“Matrix Senior Indebtedness” has the meaning set forth in Section 6.17.
“Matrix Shares” means shares of capital stock of Matrix Oil Management Corporation, a California corporation.
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“Matrix Stockholder” means a holder of Matrix Common Stock.
“Mergers” means, collectively, the Matrix Merger and the Royale Merger.
“Merger Agreement” means the Agreement and Plan of Merger dated as of [______], 2016, among the Royale Parties and Matrix.
“Other Exchanges” means (i) the exchange of Parent Common Stock for (A) all limited partnership interests of Matrix Las Cienegas Limited Partnership pursuant to the Matrix Las Cienegas LP Exchange Agreement, (B) all limited partnership interests of Matrix Permian Investments, LP pursuant to the Matrix Permian LP Exchange Agreement, (C) all limited partnership interests of Matrix Investments L.P. pursuant to the Matrix Investments LP Exchange Agreement, and (ii) the exchange of all Series B Preferred Stock for all subordinated notes of Matrix, the Corporation and the Matrix LPs. The Other Exchanges are all of the Exchanges other than the Exchange (which concerns Parent and the Corporation).
“Other Exchange Approvals” means the Requisite Exchange Approvals other than those required for the Exchange.
“Outside Date” has the meaning set forth in Section 9.01.
“Parent” has the meaning set forth in the preamble.
“Parent Common Stock” has the meaning set forth in the recitals.
“Parent Shares” means shares of capital stock of Royale Energy Holdings, Inc., a Delaware corporation.
“Parent Stockholder” means a holder of Parent Common Stock or Series B Preferred Stock.
“Percentage Interest” means, at any time, the percentage of the aggregate Transferred Stock held by any holder as determined by the Corporation in accordance with the Corporation Charter Documents.
“Permitted Liens” means (a) statutory liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (b) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (c) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property, (d) covenants, conditions, restrictions, easements and other similar non-monetary matters of record affecting title to such Person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s
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businesses, (e) any right of way or easement related to public roads and highways, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, (f) liens securing capital lease obligations, equipment leases or other purchase money Indebtedness, provided that the obligations secured by such lien are secured only by the property leased or purchased under such capital lease, equipment lease or purchase money Indebtedness and such obligations are not increased in amount, (g) liens to operators and non-operators under joint operating agreements, unitization and pooling agreements arising in the ordinary course of the business to secure amounts owing, which amounts are not yet due or are being contested in good faith by appropriate proceedings, provided that such reserve as may be required by GAAP shall have been made therefor and that, despite the existence of such reserves, to the extent that any such liens relate to the Matrix Interests, with respect to Matrix, or the Royale Interests, with respect to Royale, such liens would not be reasonably be expected to materially impair the use of, or proceeds derived from, such Matrix Interests or Royale Interests, as applicable, (h) Production Burdens, and (i) liens arising under workers’ compensation, unemployment insurance, social security, retirement and similar legislation.
“Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Authorities.
“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.
“Pre-Closing Taxes” means Taxes of Matrix for any pre-closing Tax period.
“Production Burden” means all royalty interests, overriding royalty interests, production payments, net profit interests or other similar interests that constitute a burden on, and are measure by or are payable out of, the production of Hydrocarbons or the proceeds realized from the sale or other disposition thereof.
“Property Interests” means, with respect to Matrix and its Subsidiaries and the Matrix LPs (a) direct and indirect interests in and rights with respect to Hydrocarbons and related properties and assets of any kind and nature, direct or indirect, including working and leasehold interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, and other non-working interests and non-operating interests in the oil, gas and mineral fee or leasehold estate; (b) all  rights with respect to Hydrocarbons or revenues therefrom; (c) all Contracts in connection therewith and the leasehold estates created thereby and the lands covered by the Contracts relating to the Hydrocarbons or included in units with which such Contracts may have been pooled or united; (d) surface interests, fee interests, reversionary interests, reservations and concessions; (e) all easements, surface use agreements, rights of way, licenses and permits, in each case, in connection with leases, the drilling of wells or the processing, storage, disposition, transportation or sale of Hydrocarbons, (f) all interests in machinery, equipment (including wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment) pumps, water plants, electric plants, gasoline and gas
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platforms, processing plans, compressor stations, separation plants, refineries, testing and monitoring equipment, in each case, in connection with any leases, the drilling of wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, and (g) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.
“Proxy Statement/Prospectus” means the filing with the SEC of Royale’s proxy statement relating to a special meeting of the Royale shareholders to consider and vote on this Agreement and the transactions contemplated in the Merger Agreement.
“Registration Statement” means a registration statement on Form S-4 under the Securities Act filed by Royale on behalf of Parent, with respect to the transactions contemplated in the Merger Agreement.
“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.
“Requisite Exchange Approvals” mean, in the case of consummation of the Merger, receipt of the Requisite Matrix Vote, and with respect to the Exchanges, all consents, approvals or waivers required from the Matrix LP Holders, the Shareholders, the respective general partners of each Matrix LP and the holders of subordinated notes of Matrix, the Corporation and the Matrix LPs, to consummate each of the respective Exchanges.
“Requisite Matrix Vote” has the meaning set forth in Section 4.02(a).
“Requisite Royale Vote” has the meaning set forth in Section 5.02(a).
“Requisite Shareholders’ Consent” has the meaning set forth in Section 6.04.
 “Right of Way” is defined in Section 4.10.
“Royale” has the meaning set forth in the preamble.
“Royale Benefit Plans” has the meaning set forth in Section 5.16.
“Royale Charter Documents” means the Governing Documents of each of the Royale Parties, respectively.
“Royale Common Stock” means the common stock, no par value per share, of Royale, including all shares of common stock into which outstanding shares of Royale’s preferred stock are convertible and which are issuable upon exercise outstanding warrants and options to purchase Royale’s common stock.
“Royale Convertible Notes” has the meaning set forth in Section 8.03.
“Royale Disclosure Schedules” means the Disclosure Schedules submitted by or on behalf of the Royale and Parent regarding the Royale Parties in connection with this Agreement.
“Royale Financial Statements” has the meaning set forth in Section 5.06.
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“Royale Insurance Policies” has the meaning set forth in Section 5.12.
“Royale Intellectual Property” means all Intellectual Property that is owned or held for use by Royale.
“Royale Interests” means, with respect to Royale and its Subsidiaries (a) direct and indirect interests in and rights with respect to Hydrocarbons and related properties and assets of any kind and nature, direct or indirect, including working and leasehold interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, and other non-working interests and non-operating interests in the oil, gas and mineral fee or leasehold estate; (b) all rights with respect to Hydrocarbons or revenues therefrom; (c) all Contracts in connection therewith and the leasehold estates created thereby and the lands covered by the Contracts relating to the Hydrocarbons or included in units with which such Contracts may have been pooled or united; (d) surface interests, fee interests, reversionary interests, reservations and concessions; (e) all easements, surface use agreements, rights of way, licenses and permits, in each case, in connection with leases, the drilling of wells or the processing, storage, disposition, transportation or sale of Hydrocarbons, (f) all interests in machinery, equipment (including wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment) pumps, water plants, electric plants, gasoline and gas platforms, processing plans, compressor stations, separation plants, refineries, testing and monitoring equipment, in each case, in connection with any leases, the drilling of wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, and (g) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.
“Royale IP Registrations” means all Royale Intellectual Property that is subject to any issuance registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, domain names and copyrights, issued and reissued patents and pending applications for any of the foregoing.
“Royale Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations, prospects, condition (financial or otherwise), or assets of  the Royale Parties, taken as a whole, or (ii) the ability of the Royale Parties to consummate the transactions contemplated hereby on a timely basis; provided, however, that, for the purposes of clause (i), a Royale Material Adverse Effect shall not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to or resulting from: (a) changes generally affecting the economy, financial or securities markets; (b) the announcement of the transactions contemplated by this Agreement; (c) any outbreak or escalation of war or any act of terrorism; (d) changes in the price or trading volume of Royale Common Stock; or (e) general conditions in the industry in which the Royale Parties operate; provided further, however, that any event, change and effect referred to in clauses (a), (c) or (d) immediately above shall be taken into account in determining whether a Royale Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change or effect has a disproportionate effect on the Royale Parties, taken as a whole, compared to other participants in the industries in which Royale Parties conduct their businesses.
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“Royale Merger” means Royale Merger Sub shall be merged with and into Royale with Royale as the surviving corporation and a wholly-owned Subsidiary of Parent.
“Royale Merger Consideration” means the number of shares of Parent Common Stock into which Royale Common Stock converts in connection with the Royale Merger determined in accordance with the Merger Agreement.
 “Royale Merger Effective Time” means the time the Royale Merger shall become effective as such certificates of merger have been duly filed with the Secretary of State of the State of California and the Secretary of State of the State of Delaware, respectively, or at such later date or time as may be agreed by Matrix and Royale in writing and specified in the respective certificates of merger in accordance with the requirements of the CCC and DGCL.
“Royale Merger Sub” means Royale Merger Sub, Inc., a California corporation and direct, wholly-owned Subsidiary of Parent.
“Royale Merger Sub Shares” has the meaning set forth in Section 5.04(c).
“Royale Parties” means Royale, Parent, Royale Merger Sub, Inc., a California corporation and a direct, wholly-owned Subsidiary of Parent and Matrix Merger Sub, Inc., a California corporation and a direct, wholly-owned Subsidiary of Parent, together with each of their respective Subsidiaries.
“Royale Preferred Stock” means the Series AA Convertible Preferred Stock of Royale.
“Royale Shares” means shares of capital stock of Royale Energy, Inc. a California corporation.
“Royale Stockholder” means a holder of Royale Common Stock or Royale Preferred Stock.
“Royale Stockholders Meeting” has the meaning set forth in Section 6.03(d).
“SEC” has the meaning set forth in Section 6.03.
“SEC Reports” has the meaning set forth in Section 5.06.
“Securities Act” means the Securities Act of 1933, as amended.
“Section 351 Plan” means the Section 351 Plan of Merger and Exchange in the form attached hereto as Exhibit E.
“Series B Preferred Stock” means Series B 3.5% Convertible Preferred Stock of Parent.
“Shares” means Royale Shares or Matrix Shares or shares of capital stock of any Constituent Corporation as the context may require.
“Shareholder Related Document” has the meaning set forth in Section 4.02.
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“Shareholder Representative” has the meaning set forth in Section 7.03.
“Shareholders” has the meaning set forth in the preamble.
 “Stockholder” means a Matrix Stockholder, a Royale Stockholder or a Parent Stockholder, as the context shall require.
“Straddle Period” has the meaning set forth in Section 7.04.
“Subsidiary” means, when used with respect to any party, any corporation or other organization, whether incorporated or unincorporated, a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.
“Tax Claim” has the meaning set forth in Section 7.05.
“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.
“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“TBOC” means the Texas Business Organizations Code, as amended from time to time.
“Transferred Stock” has the meaning set forth in Section 2.01.
“Union” has the meaning set forth in Section 4.19(b).
ARTICLE II
Agreement For Exchange; Closing
Section 2.01 Exchange of Transferred Stock for the Exchange Consideration.  The Shareholders hereby agree to assign, transfer and deliver to Parent all right, title and interest in and to all of the outstanding shares of capital stock of the Corporation (“Transferred Stock”) at Closing in exchange for the Exchange Consideration (as defined below) to be delivered by Parent.  Parent hereby agrees to pay, assign, transfer and deliver the Exchange Consideration to the Shareholders at Closing in accordance with this Agreement and such Exchange Consideration shall be allocated among the Shareholders in proportion to the respective Percentage Interest owned by each Shareholder as set forth in Exhibit B hereto.
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Section 2.02 Aggregate Consideration from Parent.  The aggregate consideration to be delivered to the Shareholders by the Parent shall be the aggregate number of shares of Parent Common Stock, $0.001 par value per share, as set forth on an Exhibit B hereto for all of the Transferred Stock, which shall be allocated among the Shareholders in proportion to their Percentage Interest as set forth and provided on Exhibit B hereto (as applicable, the “Exchange Consideration”).
Section 2.03 Payment of Exchange Consideration.  Parent shall deliver 100% of the Exchange Consideration payable to each respective Shareholder against delivery by such Shareholder of a Letter of Transmittal together with all certificates representing such Shareholder’s Transferred Stock, conveying all of such Shareholder’s Transferred Stock to Parent at Closing.
Section 2.04 No Fractional Shares.  Notwithstanding the foregoing, no fractional shares of Parent Common Stock will be issued pursuant to this Section 2.04.  If any Shareholder would otherwise be entitled hereunder to receive a fractional share of Parent Common Stock but for this paragraph, then the aggregate number of shares of Parent Common Stock that such Shareholder is entitled to receive will be (i) rounded up to the next applicable whole share, if the aggregate number of fractional shares of Parent Common Stock to which a Shareholder would otherwise be entitled under this Agreement would be equal to or greater than one-half (0.5) of one share, or (ii) rounded down to the next applicable whole share, if the aggregate number of fractional shares of Parent Common Stock to which a Shareholder would otherwise be entitled under this Agreement would be less than one-half (0.5) of one share, and such Shareholder will not receive cash or any other compensation in lieu of such fractional share of Parent Common Stock.
Section 2.05 Dissenting Shares.  Notwithstanding any provision of this Agreement to the contrary, in connection with the Royale Merger, Royale Shares issued and outstanding immediately prior to the Closing Date or Royale Merger Effective Time (other than Excluded Royale Shares under Section 3.01(b) of the Merger Agreement) which are held by a holder who has not voted in favor of adoption of this Agreement or the Merger Agreement and who has properly exercised appraisal rights of such Shares in accordance with Section 1301 of the CCC (such Shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the CCC with respect to such Shares) shall not be converted into a right to receive the Royale Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 1300 of the CCC; provided, however, that if, after the Royale Merger Effective Time or Closing Date, as applicable (the “Applicable Effective Time”), such holder fails to perfect, withdraws or loses such holder’s right to appraisal pursuant to Section 1301 of the CCC or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 1300 of the CCC, such Shares shall be treated as if they had been converted as of the Applicable Effective Time into the Royale Merger Consideration to the extent, if any, which such holder is entitled pursuant to Section 3.01 of the Merger Agreement without interest thereon. Royale shall provide the Shareholders with prompt written notice (which notice may be provided to Matrix on behalf of the Shareholders) of any demands which they receive for appraisal of any of their outstanding Shares in connection with the Mergers, any withdrawal of any such demand and any other demand, notice or instrument delivered to them prior to the Applicable Effective Time pursuant to the CCC that relates to such demand.
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Section 2.06 Non-Survival of Representations and Warranties.  Absent actual fraud, and any intentional, willful and material breach of any representation or warranty contained in this Agreement by the Corporation or any Royale Party, as applicable, none of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement will survive the Closing of the Exchange. This Section 2.06 does not limit any covenant of the parties to this Agreement which, by its terms, contemplates performance after the Closing of the Exchange.
ARTICLE III
Escrow; Closing
Section 3.01 Escrow Closing.  A closing into Escrow (“Escrow Closing”) will take place at the offices of Porter Hedges LLP in Houston, Texas, not less than two business days prior to the date of the special meeting date of shareholders of Matrix as set forth in the Proxy Statement/Prospectus mailed to Matrix shareholders in connection with the Matrix Merger, but in no event later than Outside Date; provided that each of the conditions precedent to the obligations of the parties to effect the Closing other than completion of the Matrix Merger are then satisfied or waived by the applicable party. At the Escrow Closing, the parties will deliver or cause to be delivered into escrow with the escrow agent (“Escrow Agent”) under the Escrow Agreement set forth in Exhibit C hereto, the documents described in Section 8.04 below.  The parties may agree in writing on another date, time or place for the Escrow Closing.
Section 3.02 Delivery of Transferred Stock.  Prior to the Closing, the Parent will deliver to each of the Shareholders a Letter of Transmittal, in substantially the form attached hereto as Exhibit D, to be used by each Shareholder for surrendering to Parent certificates representing all the such Shareholder’s Transferred Stock in exchange for the right to receive the Exchange Consideration.  On the Escrow Closing Date, certificates for all of the Transferred Stock held by each Shareholder will be delivered by such Shareholder to the Escrow Agent in accordance with the Escrow Agreement for the benefit of the Parent together with properly completed and executed Letters of Transmittal.
(a) It is agreed that no assignment, transfer or other disposition of record or beneficial ownership of any Transferred Stock may be made on or after the date hereof other than as provided herein.
(b) The delivery of the Exchange Consideration to the Shareholders with respect to their respective Percentage Interests shall be deemed to be payment in full satisfaction of all rights, title and interests in and pertaining to the outstanding Transferred Stock.
Section 3.03 Exchange Closing.  Closing of the Exchange (the “Closing”) will occur concurrently with the Matrix Merger and as soon as practicable after the special meeting of Matrix shareholders to consider and vote upon the Matrix Merger (the “Closing Date”); provided that each of the conditions precedent to the obligations of the parties to effect the Closing are then satisfied or waived by the applicable party.  The parties may agree in writing on another date, time or place for the Closing.  At the Closing, the parties will release or cause the Escrow
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Agent to release the escrowed documents from escrow to the parties designated to receive such documents under the Escrow Agreement, and Parent shall pay and deliver the Exchange Consideration to the Shareholders as prescribed in this Agreement.
ARTICLE IV
Representations And Warranties Of The Shareholders
Each Shareholder separately, and with respect only to his matters and circumstances, hereby represents and warrants to Royale and the Parent that the following statements are true and correct.
Section 4.01 Transferred Stock Ownership.  Exhibit A accurately sets forth the names of each Shareholder, the Percentage Interest owned by each Shareholder and the aggregate Transferred Stock.  Each Shareholder owns, beneficially and of record, with full power to vote, transfer and assign such Shareholder’s Percentage Interest set forth beside such Shareholder’s name on Exhibit A and such Transferred Stock so held by the Shareholders is free and clear of all liens, encumbrances and adverse claims whatsoever except as set forth on Exhibit A.
Section 4.02 Authority.
(a) Corporation Authority.  The Corporation has the requisite corporate power or entity power and authority to enter into and perform its obligations under this Agreement and all documents and instruments referred to herein or contemplated hereby to be executed, delivered and/or performed by the Corporation (the “Corporation Related Documents”) and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Corporation of this Agreement and each Corporation Related Document to which it is a party and the consummation by the Corporation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Corporation.  Matrix has the requisite corporate power or entity power and authority to enter into and perform its obligations under the Merger Agreement and the Ancillary Documents to which it is a party and, subject to adoption of the Merger Agreement by the affirmative vote or consent of holders of two-thirds of the outstanding shares of Matrix common stock (“Requisite Matrix Vote”), to consummate the transactions contemplated hereby.  No corporate, limited partnership or other proceedings on the part of the Shareholders or the Corporation are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the Exchange and the other transactions contemplated hereby other than the Requisite Shareholders’ Consent and execution and delivery of the Shareholder Related Documents. This Agreement and each Corporation Related Document has been duly executed and delivered by the Corporation, and (assuming due authorization, execution and delivery by each other party hereto) this Agreement constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity). When each
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Corporation Related Document to which the Corporation is or will be a party has been duly executed and delivered by the Corporation (assuming due authorization, execution and delivery by each other party thereto), such Corporation Related Document will constitute a legal and binding obligation of the Corporation enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).
(b) Recommendation of the Board.  The Board, pursuant to resolutions duly adopted by unanimous vote at a meeting of all directors of the Corporation duly called and held and not subsequently rescinded or modified, has, as of the date hereof (i) determined that this Agreement and the transactions contemplated hereby, including the Exchange, are advisable and in the best interests of, the Shareholders, (ii) approved and adopted, subject to the terms hereof, the Section 351 Plan, (iii) approved and declared advisable the “Agreement and Plan of Exchange” contained in this Agreement and the transactions contemplated by this Agreement, including the Exchange, in accordance with the CCC, (iv) directed that the “Agreement and Plan of Exchange” contained in this Agreement be submitted to all Shareholders for consideration and approval with the recommendation of the Board that the Shareholders adopt and approve the “Agreement and Plan of Exchange” set forth in this Agreement.
(c) Shareholder Authority.  Each Shareholder has full right, power, legal capacity and authority to (i) execute, deliver and perform this Agreement, and all other documents and instruments referred to herein or contemplated hereby to be executed, delivered and/or performed by the Shareholders (each a “Shareholder Related Document”) and (ii) consummate the transactions contemplated herein and thereby.  This Agreement has been duly executed and delivered by each Shareholder and constitutes, and each Shareholder Related Document, when duly executed and delivered by each Shareholder who is a party thereto will constitute, legal, valid and binding obligations of such Shareholder enforceable against such Shareholder in accordance with their respective terms and conditions, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity (whether applied in a proceeding at law or in equity).
Section 4.03 No Conflicts; Consents.  The execution, delivery and performance by the Corporation and the Shareholders of this Agreement, the Corporation Related Documents and the Shareholder Related Documents to which they are a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the certificate of incorporation, the bylaws or other Corporation Charter Documents; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to the Corporation; or (c) except as set forth in Section 4.03 of the Disclosure Schedules, require the consent, notice or other action by any Person under any Contract to which the Corporation is a party, other than, in the case of clauses (b) and (c) of this Section 4.03, such conflicts, violations, breaches, consents, notices or other actions that would not have and would not reasonably be expected to have a the Corporation Material Adverse Effect. No consent, approval, Permit, Governmental Order, declaration or filing with, or
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notice to, any Governmental Authority is required by or with respect to the Corporation or any Shareholder in connection with the execution, delivery and performance of this Agreement, the Corporation Related Documents and the Shareholder Related Documents, or in connection with the consummation of the transactions contemplated hereby and thereby.
Section 4.04 Capitalization.
(a) Registered Owners of Transferred Stock. Section 4.04 of the Disclosure Schedules set forth, as of the date hereof, the name of each Person that is the registered owner of any Transferred Stock and the Percentage Interest owned by such Person. Except for the Transferred Stock held by the other Shareholders, there is no outstanding capital stock, and no other equity interest or ownership rights whatsoever, with respect to the Corporation which are held by any Person; and
(b) No Outstanding Options, Warrants or Rights. Except as disclosed on Section 4.04(b) of the Disclosure Schedules, (i) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire capital stock of the Corporation is authorized or outstanding, and (ii) there is no commitment by the Corporation to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other such rights or to distribute to holders of any of its capital stock any evidence of indebtedness or asset, to repurchase or redeem any securities of the Corporation or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security or other such right. There are no declared or accrued unpaid distributions or dividends payable with respect to any Transferred Stock.
(c) Due Authorization; No Encumbrances. All issued and outstanding Transferred Stock is (i) duly authorized, validly issued, fully paid and non-assessable; (ii) not subject to any preemptive rights created by statute, Corporation Charter Documents or any agreement to which the Corporation is a party; and (iii) free of any Encumbrances created by the Shareholders or the Corporation in respect thereof, other than restrictions as may exist under applicable securities Law and liens in favor of the Corporation’s lenders as listed on Section 4.04(c) of the Disclosure Schedules. All issued and outstanding Transferred Stock was issued in compliance with applicable Law.
(d) No Purchase, Participation or Phantom Interest Rights. No outstanding Transferred Stock is subject to vesting or forfeiture rights or repurchase by the Corporation. There are no outstanding or authorized stock appreciation rights, distribution or dividend equivalent rights, phantom stock or profit participation rights or other similar rights with respect to the Corporation or any of its securities.
(e) Compliance of Prior Distributions and Redemptions. All distributions, dividends, repurchases and redemptions of the capital stock of the Corporation were undertaken in compliance with the Corporation Charter Documents then in effect, any agreement to which the Corporation then was a party and in compliance with applicable Law.
(f) No Amounts Due from Shareholders. No amounts are due or payable to the Corporation from any of the Shareholders that will not be satisfied pursuant to Section 6.19.
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Section 4.05 Subsidiaries.  Section 4.05 of the Disclosure Schedules sets forth a list of Persons in which the Corporation has or owns any interest in any shares or has an ownership interest.
Section 4.06 Financial Statements.  Complete copies of Matrix’s consolidated audited financial statements consisting of the consolidated balance sheets of Matrix, the Matrix LPs, the Corporation, Matrix Pipeline, LP (“Matrix Pipeline”), a California limited partnership and Subsidiary of Matrix Operator as the general partner and Matrix Las Cienegas Limited Partnership as the sole limited partner, and Matrix Royalty, LP, a Texas limited partnership and entity excluded from the transactions contemplated by the Merger Agreement (“Matrix Royalty” and, together with Matrix, the Matrix LPs, Matrix Operator and Matrix Pipeline, the “Matrix Consolidated Entities”), as at December 31, 2015 and 2014, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended (the “Audited Financial Statements”), and unaudited financial statements consisting of the balance sheets of the Matrix Consolidated Entities as at September 30, 2016, and the related statements of income and retained earnings, stockholders’ equity and cash flow for the  six-month period then ended (the “Interim Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”) have been delivered to Royale. The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved, subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments (the effect of which will not be materially adverse) and the absence of notes. The Financial Statements are based on the books and records of the Matrix Consolidated Entities, and present fairly, in all material respects, the financial position of Matrix as of the respective dates they were prepared and the results of the operations of Matrix for the periods indicated. The balance sheet of the Matrix Consolidated Entities as of December 31, 2015, is referred to in this Agreement as the “Balance Sheet” and the date thereof as the “Balance Sheet Date” and the balance sheet of the Matrix Consolidated Entities as of September 30, 2016, is referred to herein as the “Interim Balance Sheet” and the date thereof as the “Interim Balance Sheet Date”. Matrix maintains a standard system of accounting established and administered in accordance with GAAP.
Section 4.07 Undisclosed Liabilities.  The Corporation has no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise (“Liabilities”), except, in the case of the Corporation (a)  those which are accrued, adequately reflected or reserved against in the Financial Statements, (b) those which have been incurred in the ordinary course of business consistent with past practice since the Interim Balance Sheet Date, (c) those which would not reasonably be expected, individually or in the aggregate, to have a Corporation Material Adverse Effect, (d) those which have been discharged or paid in full prior to the date hereof in the ordinary course of business, or (e) those which are of a nature not required to be reflected on a balance sheet prepared in accordance with GAAP consistently applied.
Section 4.08 Absence of Certain Changes, Events and Conditions.  Since the Balance Sheet Date, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of the Corporation and each of its Subsidiaries has been conducted in the ordinary course of business and there has not been or occurred:
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(a) any Corporation Material Adverse Effect or any event, condition, change or effect that could reasonably be expected to have, individually or in the aggregate, a Corporation Material Adverse Effect; or
(b) except as disclosed on Section 4.08 of the Disclosure Schedules, any event, condition, action or effect that, if taken during the period from the date of this Agreement through the Closing Date, would constitute a breach of Section 6.01.
Section 4.09 Material Contracts.  Section 4.09 of the Disclosure Schedules sets forth a list of all Material Contracts to which the Corporation is party as of the date hereof, including the name of the parties thereto, the date of each such Material Contract and each amendment thereto.  All Material Contracts of the Corporation are valid, enforceable and in full force and effect, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).  Other than as described in Section 4.09 of the Disclosure Schedules, the Corporation is not, and the Corporation has no Knowledge that any other party thereto is, in material default under any such Material Contract, no material payments or other obligations are past due except for amounts being contested in good faith, and no circumstance exists that, with notice, the passage of time or both, would constitute a default under any Material Contract of the Corporation by the Corporation or, to the Knowledge of the Corporation, by any other party thereto.  The Corporation has not received any written notice of a default, alleged failure to perform or any offset or counterclaim with respect to any Material Contract of the Corporation that has not been fully remedied and withdrawn.
Section 4.10 Properties and Assets.
(a) Except as would not reasonably be expected to have a Corporation Material Adverse Effect, the Corporation or a Subsidiary of the Corporation each respectively owns and has either good and valid title in fee or a valid leasehold interest, Right of Way (defined below) or other rights to the land, mineral and other subsurface rights, buildings, structures and other improvements thereon and fixtures thereto necessary to permit it to conduct its business as currently conducted, in each case free and clear of all liens (except in all cases for Permitted Liens).  Except as would not reasonably be expected to have a Corporation Material Effect, all leases, Rights of Way or other agreements under which the Corporation or any of its Subsidiaries lease, access or use any real property are valid, binding and are in force and effect against the Corporation or any of its Subsidiaries and, to the Knowledge of the Corporation, the counterparties thereto, in accordance with their respective terms, and neither the Corporation nor any of its Subsidiaries are in default under any such leases, Rights of Way or other agreements.
(b) Each of the Corporation and its Subsidiaries has such consents, easements, rights of way, permits and licenses (collectively, “Rights of Way”) from each person as are sufficient to conduct its business as currently conducted, except for such Rights of Way the absence of which have not had and would not reasonably be expected to have a Corporation Material Adverse Effect.  Each of the Corporation and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights of Way and conducts their business in a manner that does not violate any of the Rights of Way, and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights of Way, except for such revocations, terminations and
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impairments that have not had and would not reasonably be expected to have a Corporation Material Adverse Effect.  All pipelines owned or operated by the Corporation are subject to Rights of Way, there are no encroachments or other encumbrances on the Rights of Way that materially affect the use thereof and there are no gaps (including any gap arising as a result of any breach by the Corporation, the Matrix LPs, Matrix or any of its Subsidiaries of the terms of any Rights of Way) in the Rights of Way other than gaps that would not have and would not reasonably be expected to have a Corporation Material Adverse Effect.
(c) Except as would not reasonably be expected to have a Corporation Material Adverse Effect, the Corporation and its Subsidiaries, as applicable, have defensible title to all of the Property Interests forming the basis for the reserves reflected in the Audited Financial Statements except for such Property Interests sold, used, farmed out or otherwise disposed of since December 31, 2015, in the ordinary course of business, free and clear of all liens and Production Burdens other than Production Burdens not yet earned, due or payable and Permitted Liens (other than Production Burdens).  Except as would not reasonably be expected to have a Corporation Material Adverse Effect or as set forth on Section 4.10(c) of the Disclosure Schedules, (i) none of the proceeds from the sale of Hydrocarbons produced from the Property Interests in any producing well are being held in suspense for any reason, and (ii) there are no calls on production or, preferential rights to purchase Hydrocarbons and neither the Corporation nor any of its Subsidiaries is obligated to deliver Hydrocarbons or proceeds from the sale thereof at a future point in time without receiving payment therefor at or after the time of delivery (other than gas balancing arrangements), except for the rights of any lessor to take free gas under the terms of any applicable lease for its use on the lands covered by such lease.  Except as would not reasonably be expected to have a Corporation Material Adverse Effect, the Corporation and each applicable Subsidiary (A) are in compliance with all valuation agreements, and settlement agreements with respect to Production Burdens, and (B) have paid or will cause to be paid when due all Production Burdens with respect to the Property Interests and each other royalty, Tax or similar payment, except for such amounts that are being held in suspense as permitted pursuant to applicable Law or the terms of the applicable Contract or as reserved against in the Financial Statements.
(d) All of the wells owned, leased, operated or used by the Corporation and its Subsidiaries and all water, carbon dioxide or injection wells located on any property owned, leased, operated or used by the Corporation and its Subsidiaries or otherwise associated with the Property Interests have been drilled, completed and operated within the limits permitted by the applicable Contract granting such rights and applicable Law, and all drilling and completion (and plugging and abandonment) of such wells and all related development, production and other operations have been conducted in compliance with all applicable Laws except, in each case, as would not reasonably be expected to have a Corporation Material Adverse Effect.  No well owned, leased, operated or used by the Corporation or any of its Subsidiaries are subject to material penalties on allowables because of overproduction or violation of any applicable Law.
(e) All Property Interests operated by the Corporation and its Subsidiaries have been operated in accordance with reasonable, prudent field practices and in compliance with the applicable Contracts, except where the failure to so operate would not reasonably be expected to have
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a Corporation Material Adverse Effect. None of the Interests of the Corporation or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the Transactions, except for any such preferential purchase, consent or similar rights that would not reasonably be expected to have a Corporation Material Adverse Effect.  Except as set forth on Section 4.10(e) of Disclosure Schedules, none of the Property Interests are subject to any Tax partnership agreement or provisions requiring a partnership income Tax Return.
(f) There are no material inaccuracies in the Summary Projection of Reserves and Revenues as of March 31, 2016, of the Corporation, with run date June 10, 2016, a correct and complete copy of which the Corporation has made available to Royale prior to the date of this Agreement.
(g) Except as set forth on Section 4.10(g) of the Disclosure Schedules, the Corporation is not engaged in any oil, natural gas or other futures or options trading in respect of which it has any material future liability, nor is it a party to any price swaps, hedges, futures or similar instruments.  Section 4.10(g) of the Disclosure Schedules sets forth obligations of the Corporation for the delivery of Hydrocarbons attributable to any of the Property Interests in the future on account of prepayment, advance payment, take-or-pay or similar obligations without then or thereafter being entitled to receive full value therefor.  Except as set forth on Section 4.10(g) of the Disclosure Schedules, as of the date hereof, the Corporation is not bound by futures, hedge, swap, collar, put, call, floor, cap, option or other Contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, or securities.
(h) Except as provided in Section 4.10(h) of the Disclosure Schedules, there are no mandatory drilling or completion obligations and there are no pending or, to the Knowledge of the Corporation, expected proposals or elections for drilling, completing, recompleting, reworking, facilities or similar activities that would require such commitment on behalf of the Corporation or any of its Subsidiaries within one year of the Closing Date in any of the Property Interests or any of the contracts governing any of the Property Interests.
(i) Except as set forth on Section 4.10(i) of the Disclosure Schedules, none of the Contracts in respect of gathering, processing, storage or transportation of the production of Hydrocarbons from the Property Interests contain any minimum volume or throughput provisions or require the Corporation or any of its Subsidiaries to pay for services regardless of whether the Corporation or any of its Subsidiaries delivers such production for use of the services provided for under any such Contract.
(j) Except as set forth in Section 4.10(j) of the Disclosure Schedules, none of the Contracts relating to the Property Interests (including all oil, gas and mineral leases and similar Contracts) contain any provision (i) requiring the lessee to pay royalties on hedges, (ii) causing the oil, gas or mineral lease or contract to terminate without advance notice and the opportunity to cure resulting in a loss, in whole or in part, of any of the Property Interests for lessee’s failure to pay royalties or for lessee’s breach of any covenant thereunder, (iii) requiring lessor’s consent to the consummation of the transactions of the type contemplated under this Agreement, or (iv) is expected to result in a mandatory payment or expenditure not otherwise disclosed in Section 4.10(i) of the Disclosure Schedules.
Section 4.11 Intellectual Property.
(a) Section 4.11(a) of the Disclosure Schedules lists all (i) Corporation IP Registrations. All required filings and fees related to Corporation IP Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Corporation IP Registrations are otherwise in good standing, except as would not reasonably be expected to have a Corporation Material Adverse Effect.
(b) The consummation of the transactions contemplated hereunder will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Corporation’s right to own, use or hold for use any material Intellectual Property as owned, used or held for use in the conduct of the Corporation’s business or operations as currently conducted.
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(c) The Corporation’s rights in Corporation Intellectual Property are valid, subsisting and enforceable, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity) and except as would not reasonably be expected to have a Corporation Material Adverse Effect. The Corporation has taken all commercially reasonable steps to maintain Corporation Intellectual Property and to protect and preserve the confidentiality of all material trade secrets included in the Corporation Intellectual Property, except as would not reasonably be expected to have a Corporation Material Adverse Effect.
(d) To the Knowledge of the Corporation, the conduct of the Corporation’s business as currently and formerly conducted does not infringe, misappropriate or otherwise violate the Intellectual Property or other rights of any Person, except as would not reasonably be expected to have a Corporation Material Adverse Effect. To the Knowledge of the Corporation, no Person is currently infringing, misappropriating, diluting or otherwise violating, any Corporation Intellectual Property in a way as would be expect to have a Corporation Material Adverse Effect.
(e) There are no Actions (including any oppositions, interferences or re-examinations) pending or, to the Knowledge of the Corporation, threatened: (i) alleging any infringement, misappropriation, dilution or violation of the Intellectual Property of any Person by the Corporation; (ii) challenging the validity, enforceability, registrability or ownership of any Corporation Intellectual Property or the Corporation’s rights with respect to any Corporation Intellectual Property; or (iii) by the Corporation or any other Person alleging any infringement, misappropriation, dilution or violation by any Person of Corporation Intellectual Property.  The Corporation is not subject to any outstanding Governmental Order (including any motion or petition therefor) that does or would restrict or impair the use of any material Corporation Intellectual Property.
Section 4.12 Reserved.
Section 4.13 Reserved.
Section 4.14 Reserved.
Section 4.15 Insurance  Section 4.15 of the Disclosure Schedules sets forth a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance maintained by the Corporation and relating to the assets, business, operations, employees, officers and directors of the Corporation (collectively, the “Corporation Insurance Policies”) and true and complete copies of the Corporation Insurance Policies have been made available to Royale. The Corporation Insurance Policies are in full force and effect with respect to the period covered. The Corporation has not received any written notice of cancellation of or materially adverse alteration of coverage under, any of such Corporation Insurance Policies. All premiums or installment payments of premiums due on such Corporation Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of Corporation Insurance Policy. All such Corporation Insurance Policies are valid and binding in accordance with their terms. Except as set forth on Section 4.15 of the Disclosure Schedules, there are no material claims related to the business of the Corporation pending under any Corporation Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. The Corporation is not in material default under, and has not otherwise failed to comply with, in any material respect, any provision contained in any such Corporation Insurance Policy.
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Section 4.16 Legal Proceedings; Governmental Orders.
(a)  Except as set forth in Section 4.16(a) of the Disclosure Schedules, there are no Actions pending or, to the Corporation’s Knowledge, threatened (a) against or by the Corporation affecting any of its properties or assets; or (b) against or by the Corporation that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action. Except as set forth in Section 4.16(a) of the Disclosure Schedules, there are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against or affecting the Corporation or any of its properties or assets. The Corporation is in compliance with the terms of each Governmental Order set forth in Section 4.16(a) of the Disclosure Schedules. No event has occurred or circumstances exist that may constitute or result in (with or without notice or lapse of time) a violation of any such Governmental Order.
Section 4.17 Compliance With Laws; Permits.
(a) Except as set forth in Section 4.17(a) of the Disclosure Schedules, the Corporation has complied, and is now complying, with all Laws applicable to it or its business, properties or assets, in each case, except as would not reasonably be expected to have a Corporation Material Adverse Effect.
(b) All material Permits required for the Corporation to conduct its business have been obtained by it and are valid and in full force and effect. The Corporation is in compliance, in all material respects, with the terms of such material Permits. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any material Permit, except as would not reasonably be expected to have a Corporation Material Adverse Effect.
Section 4.18 Environmental Laws.  The Corporation and its Subsidiaries (i) are in compliance with all Environmental Laws, (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Corporation Material Adverse Effect.
Section 4.19 Employee Benefit Matters.  Section 4.19 of the Disclosure Schedules lists each Employee Benefit Plan that the Corporation or any ERISA Affiliate maintains or to which the Corporation or any ERISA Affiliate contributes or is a participating employer (collectively, the “Corporation Benefit Plans”).  With respect to each Corporation Benefit Plan, the Corporation has delivered to Royale true and complete copies of all plan documents and summary plan descriptions, the most recent determination letter (or opinion letter) received from the Internal Revenue Service, the most recent Form 5500 Annual Reports, and all related trust agreements associated with such Corporation Benefit Plan.
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(a) Each Corporation Benefit Plan (and each related trust, insurance contract or fund) has been administered and operated in material compliance with the terms of the applicable controlling documents and with the applicable provisions of ERISA, the IRC and all other Applicable Laws, except as would not reasonably be expected to have a Corporation Material Adverse Effect.  Each Corporation Benefit Plan (including any material amendments thereto) that is capable of approval by, or registration for or qualification for special tax status with, the appropriate taxation, social security or supervisory authorities in the relevant jurisdiction has received such approval, registration or qualification or there remains a period of time in which to obtain such approval, registration or qualification retroactive to the date of any material amendment that has not previously received such approval, registration or qualification.
(b) Except as would not reasonably be expected to have a Corporation Material Adverse Effect, all required reports, descriptions and disclosures have been filed or distributed appropriately and in accordance with applicable Law with respect to each Corporation Benefit Plan.  The requirements of Part 6 of Subtitle B of Title I of ERISA and of Section 4980B of the IRC have been met with respect to each Corporation Benefit Plan that is a group health plan.
(c) All contributions (including all employer contributions and employee salary reduction contributions) that are due and owing have been paid to each Corporation Benefit Plan (or related trust or held in the general assets of the Corporation or one or more ERISA Affiliates or accrued, as appropriate), and all contributions for any period ending on or before the Closing Date that are not yet due have been paid to each Corporation Benefit Plan or accrued in accordance with the past custom and practice of the Corporation and the ERISA Affiliates.  All premiums or other payments for all periods ending on or before the Closing Date have been paid with respect to each Corporation Benefit Plan that is an Employee Welfare Benefit Plan.
(d) Each Corporation Benefit Plan that is an Employee Pension Benefit Plan and that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the IRC meets such requirements and has either received or applied for (or has time remaining to apply for) a favorable determination letter (or, in the case of a prototype plan, an opinion letter) from the Internal Revenue Service within the applicable remedial amendment periods.
(e) No Corporation Benefit Plan, or Employee Benefit Plan maintained, sponsored or contributed to by the Corporation or any ERISA Affiliate in the six year period preceding the Closing Date is or has been subject to the minimum funding requirements of Section 412 of the IRC or subject to Title IV of ERISA.
(f) None of the Corporation Benefit Plans promises or provides retiree medical, health or life insurance or other welfare type benefits for current or future retired or terminated employees, their spouses or their dependents (other than in accordance with Section 4980B of the IRC) that cannot be unilaterally terminated by the Corporation or an ERISA Affiliate.
(g) Each Corporation Benefit Plan has been administered in accordance with its terms, except as would not reasonably be expected to have a Corporation Material Adverse Effect.  Neither the Corporation nor any ERISA Affiliate has entered into any agreement, arrangement or
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understanding, whether written or oral, with any trade union, works council or other employee representative body or any number or category of its employees that would prevent, restrict or impede the implementation of any layoff, redundancy, severance or similar program within its or their respective workforces (or any part of them).
(h) There are no unresolved claims or disputes under the terms of, or in connection with, any Corporation Benefit Plan (other than routine undisputed claims for benefits), and no action, legal or otherwise, has been commenced with respect to any such claim or dispute, except, in each case, as would not reasonably be expected to have a Corporation Material Adverse Effect.
(i) With respect to each Corporation Benefit Plan that the Corporation or any ERISA Affiliate maintains or to which any of them contributes:
(i) To the Knowledge of the Corporation, there have been no “prohibited transaction,” as such term is defined in Section 406 of ERISA or Section 4975 of the IRC, with respect to any such Corporation Benefit Plan that would subject the Corporation or any ERISA Affiliate to a tax or penalty imposed pursuant to Section 4975 of the IRC or Section 502(c), (i) or (l) of ERISA.
(ii) Neither the Corporation nor, to the Knowledge of the Corporation, any ERISA Affiliate (by way of indemnification, directly or otherwise) has any liability or penalty under Sections 4976 through 4980 of the IRC or Title I of ERISA with respect to any Corporation Benefit Plan.
(iii) No action, suit, proceeding, hearing or investigation with respect to the administration or the investment of the assets of any Corporation Benefit Plan (other than routine claims for benefits) is pending or, to the Knowledge of the Corporation, threatened, and to the Knowledge of the Corporation, there is no basis for any such action, suit, proceeding, hearing or investigation, except, in each case, as would not reasonably be expected to have a Corporation Material Adverse Effect.
(iv) Neither the execution and delivery of this Agreement or any other Transaction Document to which the Corporation is a party nor the Matrix Merger will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any officer, director or employee of the Corporation; (ii) materially increase any benefits otherwise payable by the Corporation; or (iii) result in the acceleration of the time of payment or vesting of any such benefits.
(v) No Corporation Benefit Plan is funded with or allows for payments or distributions in any employer security of the Corporation, including, but not limited to, employer securities as defined in Section 407(d)(1) of ERISA, or employer real property as defined in Section 407(d)(2) or ERISA.
(j) For purposes of this Agreement, the following terms will have the respective meanings indicated below:
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(i) “Employee Benefit Plan” means, with respect to any Person, the following, whether written or oral:  (A) any nonqualified deferred compensation or retirement plan or arrangement that is an Employee Pension Benefit Plan, (B) any qualified defined contribution retirement plan or arrangement that is an Employee Pension Benefit Plan, (C) any qualified defined benefit retirement plan or arrangement that is an Employee Pension Benefit Plan, (D) any Employee Welfare Benefit Plan or fringe benefit plan or program, or (E) any profit sharing, bonus, stock option, stock purchase, severance or incentive plan, agreement or arrangement that is sponsored, maintained or contributed to by such Person or any ERISA Affiliate of such Person for the benefit of the employees, former employees, independent contractors or agents of such Person or any ERISA Affiliate or has been so sponsored, maintained or contributed to at any time prior to the Closing Date.
(ii) “Employee Pension Benefit Plan” has the meaning set forth in Section 3(2) of ERISA.
(iii) “Employee Welfare Benefit Plan” has the meaning set forth in Section 3(1) of ERISA.
Section 4.20 Employment Matters.
(a) Section 4.20(a) of the Disclosure Schedules contains a list of all persons who are employees of the Corporation as of the date hereof, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate; (v) commission, bonus or other incentive-based compensation; and (vi) a description of the fringe benefits provided to each such individual as of the date hereof.
(b) Except as set forth in Section 4.20(b) of the Disclosure Schedules, the Corporation is not, and has not been for the past three (3) years, a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a union, works council or labor organization (collectively, “Union”), and there is not, and has not been for the past three (3) years, any Union representing or purporting to represent any employee of the Corporation, and, to the Corporation’s Knowledge, no Union or group of employees is seeking to organize employees for the purpose of collective bargaining. Except as set forth in Section 4.20(b) of the Disclosure Schedules, to the Knowledge of the Corporation, there has been no threat of  any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting the Corporation or any of its employees.
(c) Except as would not reasonably be expected to have a Corporation Material Adverse Effect, the Corporation is in compliance with all applicable Laws pertaining to employment and employment practices to the extent they relate to employees of the Corporation, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance. All individuals characterized and treated by the Corporation as independent contractors or consultants are properly treated
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as independent contractors under all applicable Laws, except as would not reasonably be expected to have a Corporation Material Adverse Effect. All employees of the Corporation classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified, except as would not reasonably be expected to have a Corporation Material Adverse Effect. Except as set forth in Section 4.20(c) of the Disclosure Schedules, there are no Actions against the Corporation pending, or to the Corporation’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former applicant, employee, consultant or independent contractor of the Corporation, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wage and hours or any other employment-related matter arising under applicable Laws.
Section 4.21 Taxes.  Except as set forth in Section 4.21 of the Disclosure Schedules:
(a) All Tax Returns required to be filed on or before the Closing Date by the Corporation have been, or will be, timely filed. All Taxes due and owing by the Corporation (whether or not shown on any Tax Return) have been, or will be, timely paid.
(b) The Corporation has withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder or other party, and complied with all information reporting and backup withholding provisions of applicable Law.
(c) No claim has been made by any taxing authority in any jurisdiction where the Corporation does not file Tax Returns that it is, or may be, subject to Tax by that jurisdiction.
(d) No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of the Corporation.
(e) The amount of the Corporation’s Liability for unpaid Taxes for all periods ending on or before December 31, 2015, does not, in the aggregate, exceed the amount of accruals for Taxes (excluding any accrual for Taxes with respect to timing differences between financial accounting income and taxable income) reflected on the Financial Statements. The amount of the Corporation’s Liability for unpaid Taxes for all periods following the end of the recent period covered by the Financial Statements shall not, in the aggregate, exceed the amount of accruals for Taxes (excluding any accrual for Taxes with respect to timing differences between financial accounting income and taxable income) as adjusted for the passage of time in accordance with the past custom and practice of the Corporation (and which accruals shall not exceed comparable amounts incurred in similar periods in prior years).
(f) Section 4.21(f) of the Disclosure Schedules sets forth:
(i) the taxable years of the Corporation as to which the applicable statutes of limitations on the assessment and collection of Taxes have not expired;
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(ii) those years for which examinations by the taxing authorities have been completed; and
(iii) those taxable years for which examinations by taxing authorities are presently being conducted.
(g) All deficiencies asserted, or assessments made, in writing against the Corporation as a result of any examinations by any taxing authority have been fully paid or otherwise finally resolved.
(h) The Corporation is not a party to any Action by any taxing authority. There are no pending or threatened Actions by any taxing authority.
(i) The Corporation has delivered to Royale copies of all federal, state, local and foreign income, franchise and similar Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by, the Corporation for all Tax periods ending after January 1, 2014.
(j) There are no Encumbrances for Taxes (other than for current Taxes not yet due and payable) upon the assets of the Corporation.
(k) The Corporation is not a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement (other than any agreement entered into in the ordinary course of business with incidental tax provisions, such as loan agreements, leases, and hedging contracts).
(l) No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any taxing authority with respect to the Corporation.
(m) The Corporation has not been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes.  The Corporation has no Liability for Taxes of any Person (other than the Corporation) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Law), as transferee or successor, by contract or otherwise.
(n) The Corporation will not be required to include any item of income in, or exclude any item or deduction from, taxable income for taxable period or portion thereof ending after the Closing Date as a result of:
(i) any change in a method of accounting under Section 481 of the IRC (or any comparable provision of state, local or foreign Tax Laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date;
(ii) an installment sale or open transaction occurring on or prior to the Closing Date;
(iii) a prepaid amount received on or before the Closing Date;
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(iv) any closing agreement under Section 7121 of the IRC, or similar provision of state, local or foreign Law; or
(v) any election under Section 108(i) of the IRC.
(o) The Corporation is an “S” corporation (as defined in Section 1361 of the IRC).
(p) The Corporation has not been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the IRC.
(q) The Corporation is not, and has not been, a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the IRC and Treasury Regulations Section 1.6011-4(b).
(r) Within the last three (3) years, the Corporation has not owned any material assets located outside the United State or conducted a material trade or business outside the United States.
(s) The Corporation is not an investment company as defined in Section 351(e)(1) of the IRC.
(t) The Corporation is not under the jurisdiction of a court in a title 11 or similar case within the meaning of Sections 351(e)(2) and 368(a)(3)(A) of the IRC.
Section 4.22 Books and Records.  The minute books and stock record books of the Corporation, all of which have been made available to Royale, are complete and correct and have been maintained in accordance with sound business practices. The minute books of the Corporation contain accurate and complete records of all meetings, and actions taken by written consent of, the Shareholders, the Board or committee thereof, and no meeting, or action taken by written consent, of any Shareholders, Board or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Escrow Closing and at the Closing, all of those books and records will be in the possession of the Corporation.
Section 4.23 Related Party Transactions.  Section 4.23 of the Disclosure Schedules lists all Contracts between the Corporation and any executive officer or director of the Corporation or any person owning 5% or more of the Transferred Stock (or any of such person’s immediate family members or Affiliates of such person) or by which any executive officer or director of the Corporation or any person owning 5% or more of the Transferred Stock (or any of such person’s immediate family members or Affiliates) has any interest in any property owned by the Corporation.
Section 4.24 Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Corporation Related Document based upon arrangements made by or on behalf of the Corporation.
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Section 4.25 Legal Proceedings.  There are no Actions pending or, to the Corporation’s Knowledge, threatened against or by the Corporation or any of its Subsidiaries that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. To the Knowledge of the Corporation, no event has occurred or circumstances exist that may give rise or serve as a basis for any such Action.
Section 4.26 Proxy Statement.  None of the information with respect to the Corporation that the Corporation or any of its Representatives furnishes in writing to Royale expressly for use in the Registration Statement, will, at the date the Registration Statement is first mailed to Royale’s stockholders or at the time of the Royale Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Corporation with respect to any other statements made or incorporated by reference in the Registration Statement.
Section 4.27 No Other Representations or Warranties  Except for the representations and warranties contained in this ARTICLE IV (giving effect to the Matrix Disclosure Schedules) and in the Letter of Transmittal submitted by each Shareholder in connection with the Exchange, neither the Shareholders nor the Corporation makes any representation or warranty, express or implied on behalf of or concerning the Corporation or any of its affiliates in connection with this Agreement or the transactions contemplated hereby.
ARTICLE V
Representations and Warranties of Royale and the Parent
Except as set forth in the correspondingly numbered Section of the Royale Disclosure Schedules, Royale and Parent, jointly and severally represent and warrant to the Shareholders that the statements contained in this are true and correct as of the date hereof.
Section 5.01 Organization and Qualification of the Royale Parties.  Each Royale Party is a corporation duly organized, validly existing and in good standing under the Laws of its respective state of organization and has the requisite corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. Section 5.01 of the Royale Disclosure Schedules sets forth each jurisdiction in which each Royale Party is licensed or qualified to do business, and each Royale Party is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not individually or in the aggregate, have a Royale Material Adverse Effect.
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Section 5.02 Authority; Board Approval.
(a) Each Royale Party has the requisite corporate power and authority to enter into and perform its obligations under this Agreement, the Merger Agreement and the Ancillary Documents to which it is a party and, subject to, in the case of the consummation of the Mergers, adoption of the Merger Agreement by the affirmative vote or consent of holders of (i) two-thirds of the outstanding Shares of Royale Common Stock, (ii) two-thirds of the outstanding shares of common stock of each of Royale Merger Sub and Matrix Merger Sub, and (iii) a majority of the outstanding shares of common stock of Parent (“Requisite Royale Vote”), to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Royale Parties of this Agreement, the Merger Agreement and any Ancillary Document to which they are a party and the consummation by the Royale Parties of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of each Royale Party and no other corporate proceedings on the part of the Royale Parties are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the Exchange, the Mergers and the other transactions contemplated hereby and thereby, subject only, in the case of consummation of the Mergers, to the receipt of the Requisite Royale Vote. The Requisite Royale Vote is the only vote or consent of the holders of any class or series of Royale’s capital stock required to approve and adopt this Agreement, the Mergers and the Ancillary Documents, and to approve and consummate the Exchange, the Mergers and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Royale Parties, and (assuming due authorization, execution and delivery by each other party hereto) this Agreement constitutes a legal, valid and binding obligation of the Royale Parties enforceable against each Royale Party in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity). When the Merger Agreement and each Ancillary Document to which each Royale Party is or will be a party has been duly executed and delivered by the Royale Parties (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Document will constitute a legal and binding obligation of each Royale Party enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).
(b) The respective boards of directors of each Royale Party, by resolutions duly adopted by unanimous vote at a meeting of all directors of each of such corporations duly called and held and not subsequently rescinded or modified in any way, has, as of the date hereof each such corporation has (i) determined that the Merger Agreement and the transactions contemplated hereby and thereby, including the Exchange and the Mergers, are advisable and in the best interests of the respective stockholders, (ii) approved and adopted the Mergers, subject to the terms hereof, the Section 351 Plan, (iii) directed that the “agreement of merger” contained in the Merger Agreement be submitted to its respective stockholders for adoption, and (iv) resolved to recommend that its respective stockholders adopt the “agreement of merger” set forth in the Merger Agreement and directed that such matter be submitted for consideration of the Stockholders.  In addition, the respective boards of directors of each of Royale and Parent have, by resolutions duly adopted by unanimous vote at a meeting of all directors of each of such corporations duly called and held and not subsequently rescinded or modified in any way, (w) determined that this Agreement and the transactions contemplated hereby, including the Exchange, are advisable and in the best interests of its respective stockholders, (x) approved and adopted this Agreement, subject to the terms hereof, the Section 351 Plan, (y) approved and declared advisable the “Agreement and Plan of Exchange” contained in this Agreement and the transactions contemplated by this Agreement, including the Exchange, in accordance with the CCC, and (z) directed that the “Agreement and Plan of Exchange” contained in this Agreement be submitted to its respective stockholders for consideration and approval with the recommendation of the respective board of directors that such stockholders adopt and approve the “Agreement and Plan of Exchange” set forth in this Agreement.
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Section 5.03 No Conflicts; Consents.  The execution, delivery and performance by the Royale Parties of this Agreement and the Ancillary Documents to which each is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the Royale Charter Documents; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to any Royale Party; or (c) except as set forth in Section 5.03 of the Disclosure Schedules, require the consent, notice or other action by any Person under any Contract to which any Royale Party is a party, other than, in the case of clauses (b) and (c) of this Section 5.03, such conflicts, violations, breaches, consents, notices or other actions that would not have and would not reasonably be expected to have a Royale Material Adverse Effect. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to each Royale Party in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, except for (i) the filing of the certificate of merger with the Secretary of State of California, (ii) the filing of the certificate of merger with the Secretary of State of Delaware, (iii) the filing of the Registration Statement with the SEC, and (iv) such filings as may be required under the HSR Act.
Section 5.04 Capitalization.
(a) The authorized Parent Shares consist of 280,000,000 shares of common stock, par value $0.001 per share and 10,000,000 shares of preferred stock, par value $0.001 per share, of which no Parent Shares are issued and outstanding as of the close of business on the date of this Agreement.
(b) The authorized capital stock of Royale consists of (i) 30,000,000 shares of Royale Common Stock, of which [___________] shares are issued and outstanding as of the close of business on the date of this Agreement, and (ii) 10,000,000 shares of Royale Preferred Stock, of which no shares are issued and outstanding as of the close of business on the date of this Agreement.
(c) The authorized capital stock of Royale Merger Sub consists of 1,000,000 shares of common stock, no par value (the “Royale Merger Sub Shares”), of which no Royale Merger Sub Shares are issued and outstanding as of the close of business on the date of this Agreement.
(d) The authorized capital stock of Matrix Merger Sub consists of 1,000,000 shares of common stock, no par value (the “Matrix Merger Sub Shares”), of which no Matrix Merger Sub Shares are issued and outstanding as of the close of business on the date of this Agreement.
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(e) Section 5.04(e) of the Royale Disclosure Schedules set forth, as of the date hereof, the name of each Person that is the registered owner of any Parent Shares, Royale Preferred Stock, Royale Merger Sub Shares, or Matrix Merger Sub Shares and the number of such shares owned by such Person.
(f) Except as set forth in Section 5.04(f) of the Royale Disclosure Schedules, the Royale Parties have not issued any capital stock since its most recently filed periodic report under the Exchange Act.
(g) Except as set forth in Section 5.04(g) of the Royale Disclosure Schedules, (i) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of any Royale Party is authorized or outstanding, and (ii) there is no commitment by any Royale Party to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other such rights or to distribute to holders of any of its equity securities any evidence of indebtedness or asset, to repurchase or redeem any securities of the Royale Parties or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security or other such right. There are no declared or accrued unpaid dividends with respect to any shares of Royale Common Stock.
(h) All issued and outstanding shares of Royale Common Stock, Parent Shares, Royale Merger Sub Shares and Matrix Merger Sub Shares are (i) duly authorized, validly issued, fully paid and non-assessable; (ii) not subject to any preemptive rights created by statute, Royale Charter Documents or any agreement to which any Royale Party is a party; and (iii) free of any Encumbrances created by any Royale Party in respect thereof, other than restrictions as may exist under applicable securities Law and liens in favor of the Royale Parties’ lenders as listed on Section 5.04(h) of the Royale Disclosure Schedules. All issued and outstanding shares of Royale Common Stock, Parent Shares, Royale Merger Sub Shares and Matrix Merger Sub Shares were issued in compliance with applicable Law.
(i) No outstanding Royale Common Stock, Parent Shares, Royale Merger Sub Shares or Matrix Merger Sub Shares are subject to vesting or forfeiture rights or repurchase by the Royale Parties. There are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation or other similar rights with respect to the Royale Parties or any of their securities.
(j) All distributions, dividends, repurchases and redemptions of the capital stock (or other equity interests) of the Royale Parties were undertaken in compliance with the Royale Charter Documents then in effect, any agreement to which any Royale Party was then was a party and in compliance with applicable Law.
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Section 5.05 No Prior Operations; No Subsidiaries.  Each of Parent, Matrix Merger Sub and Royale Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.  Other than Parent, Royale Merger Sub and Matrix Merger Sub, the Royale Parties have no Subsidiaries.
Section 5.06 SEC Reports; Financial Statements.  Except as set forth in Section 5.06 of the Royale Disclosure Schedules, Royale has filed all reports, schedules, forms, statements and other documents required to be filed by Royale under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension.  As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  Royale has never been an issuer subject to Rule 144(i) under the Securities Act. The financial statements of Royale included in the SEC Reports (the “Royale Financial Statements”) comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing.  Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and present fairly, in all material respects, the financial position of Royale as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.
Section 5.07 Undisclosed Liabilities.  The Royale Parties have no Liabilities, except (a) those which are accrued, adequately reflected or reserved against in the Royale Financial Statements, (b) those which have been incurred in the ordinary course of business consistent with past practice since September 30, 2016, (c) those which would not reasonably be expected, individually or in the aggregate, to have a Royale Material Adverse Effect, (d) those which have been discharged or paid in full prior to the date hereof in the ordinary course of business, or (e) those which are of a nature not required to be reflected on a balance sheet prepared in accordance with GAAP consistently applied.
Section 5.08 Absence of Certain Changes, Events and Conditions.  Since the Balance Sheet Date, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of the Royale Parties has been conducted in the ordinary course of business and there has not been or occurred:
(a) any Royale Material Adverse Effect or any event, condition, change or effect that could reasonably be expected to have, individually or in the aggregate, a Royale Material Adverse Effect; or
(b) except as disclosed on Section 5.08 of the Royale Disclosure Schedules, any event, condition, action or effect that, if taken during the period from the date of this Agreement through the Closing Date, would constitute a breach of Section 6.01.
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Section 5.09 Royale Material Contracts.  Section 5.09 of the Royale Disclosure Schedules sets forth a list of all Material Contracts to which each Royale Party is party as of the date hereof, including the name of the parties thereto, the date of each such Material Contract and each amendment thereto.  All Material Contracts of each Royale Party are valid, enforceable and in full force and effect, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).  Other than as described in Section 5.09 of the Royale Disclosure Schedules, the Royale Parties are not, and have no Knowledge that any other party thereto is,  in material default under any such Material Contract, no material payments or other obligations are past due except for amounts being contested in good faith, and no circumstance exists that, with notice, the passage of time or both, would constitute a default under any Material Contract of each Royale Party by any Royale Party or, to the Knowledge of each Royale Party, by any other party thereto.  The Royale Parties have not received any written notice of a default, alleged failure to perform or any offset or counterclaim with respect to any Material Contract of each Royale Party that has not been fully remedied and withdrawn.
Section 5.10 Properties and Assets.
(a) Except as would not reasonably be expected to have a Royale Material Adverse Effect, the Royale Parties and their Subsidiaries own and have either good and valid title in fee or a valid leasehold interest, Right of Way or other rights to the land, mineral and other subsurface rights, buildings, structures and other improvements thereon and fixtures thereto necessary to permit it to conduct its business as currently conducted, in each case free and clear of all liens (except in all cases for Permitted Liens).  Except as would not reasonably be expected to have a Royale Material Effect, all leases, Rights of Way or other agreements under which any Royale Party or any of their Subsidiaries lease, access or use any real property are valid, binding and are in force and effect against the Royale Parties or any of their Subsidiaries and, to the Knowledge of each Royale Party, the counterparties thereto, in accordance with their respective terms, and neither the Royale Parties nor any of their Subsidiaries are in default under any such leases, Rights of Way or other agreements.
(b) Each Royale Party and its Subsidiaries has such Rights of Way from each person as are sufficient to conduct its business as currently conducted, except for such Rights of Way the absence of which have not had and would not reasonably be expected to have a Royale Material Adverse Effect.  Each Royale Party and its Subsidiaries has fulfilled and performed all its obligations with respect to such Rights of Way and conducts their business in a manner that does not violate any of the Rights of Way, and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights of Way, except for such revocations, terminations and impairments that have not had and would not reasonably be expected to have a Royale Material Adverse Effect.  All pipelines owned or operated by the Royale Parties and their Subsidiaries are subject to Rights of Way, there are no encroachments or other encumbrances on the Rights of Way that affect the use thereof and there are no gaps (including any gap arising as a result of any breach by a Royale Party or any of their Subsidiaries of the terms of any Rights of Way) in the Rights of Way other than gaps that would not have and would not reasonably be expected to have a Royale Material Adverse Effect.
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(c) Except as would not reasonably be expected to have a Royale Material Adverse Effect, the Royale Parties and their Subsidiaries, as applicable, have defensible title to all of the Royale Interests forming the basis for the reserves reflected in the Royale Financial Statements except for such Royale Interests sold, used, farmed out or otherwise disposed of since December 31, 2015, in the ordinary course of business, free and clear of all liens and Production Burdens other than Production Burdens not yet earned, due or payable and Permitted Liens (other than Production Burdens).  Except as would not reasonably be expected to have a Royale Material Adverse Effect or as set forth on Section 5.10(c) of the Royale Disclosure Schedules, (i) none of the proceeds from the sale of Hydrocarbons produced from the Royale Interests in any producing well are being held in suspense for any reason, and (ii) there are no calls on production or preferential rights to purchase Hydrocarbons and the Royale Parties nor any of their Subsidiaries are not obligated to deliver Hydrocarbons or proceeds from the sale thereof at a future point in time without receiving payment therefor at or after the time of delivery (other than gas balancing arrangements), except for the rights of any lessor to take free gas under the terms of any applicable lease for its use on the lands covered by such lease.  Except as would not reasonably be expected to have a Royale Material Adverse Effect, the Royale Parties and each applicable Subsidiary (A) are in compliance with all valuation agreements, and settlement agreements with respect to Production Burdens, and (B) have paid or will cause to be paid when due all Production Burdens with respect to the Royale Interests and each other royalty, Tax or similar payment, except for such amounts that are being held in suspense as permitted pursuant to applicable Law or the terms of the applicable Contract or as reserved against in the Royale Financial Statements.
(d) All of the wells owned, leased, operated or used by the Royale Parties and their Subsidiaries and all water, carbon dioxide or injection wells located on any property owned, leased, operated or used by the Royale Parties and their Subsidiaries or otherwise associated with the Royale Interests have been drilled, completed and operated within the limits permitted by the applicable Contract granting such rights and applicable Law, and all drilling and completion (and plugging and abandonment) of such wells and all related development, production and other operations have been conducted in compliance with all applicable Laws except, in each case, as would not reasonably be expected to have a Royale Material Adverse Effect.  No well owned, leased, operated or used by any Royale Party or any of their Subsidiaries are subject to material penalties on allowables because of overproduction or violation of any applicable Law.
(e) All Royale Interests operated by the Royale Parties and their Subsidiaries have been operated in accordance with reasonable, prudent field practices and in compliance with the applicable Contracts, except where the failure to so operate would not reasonably be expected to have a Royale Material Adverse Effect.  None of the Interests of the Royale Parties or their Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the Transactions, except for any such preferential purchase, consent or similar rights that would not reasonably be expected to have a Royale Material Adverse Effect.  Except as set forth on Section 5.10(e) of Royale Disclosure Schedules, none of the Royale Interests are subject to any Tax partnership agreement or provisions requiring a partnership income Tax Return.
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(f) There are no material inaccuracies in the report of Netherland, Sewell & Associates, Inc. as of December 31, 2015, and dated February 1, 2016.
(g) Except as set forth on Section 5.10(g) of the Royale Disclosure Schedules, no Royale Party is engaged in any oil, natural gas or other futures or option trading in respect of which it has any material future liability, nor is any Royale Party a party to any price swaps, hedges, futures or similar instruments.  Section 5.10(g) of the Royale Disclosure Schedules sets forth obligations of each Royale Party for the delivery of Hydrocarbons attributable to any of the Royale Interests in the future on account of prepayment, advance payment, take-or-pay or similar obligations without then or thereafter being entitled to receive full value therefor.  Except as set forth on Section 5.10(g) of the Royale Disclosure Schedules, as of the date hereof, no Royale Party is bound by futures, hedge, swap, collar, put, call, floor, cap, option or other Contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, or securities.
(h) Except as provided in Section 5.10(h) of the Royale Disclosure Schedules, there are no mandatory drilling or completion obligations and there are no pending or, to the Knowledge of each Royale Party, expected proposals or elections for drilling, completing, recompleting, reworking, facilities or similar activities that would require such commitment on behalf of the Royale Parties or any of their Subsidiaries within one year of the Royale Merger Effective Time in any of the Royale Interests or any of the contracts governing any of the Royale Interests.
(i) Except as set forth on Section 5.10(i) of the Royale Disclosure Schedules, none of the Contracts in respect of gathering, processing, storage or transportation of the production of Hydrocarbons from the Royale Interests contain any minimum volume or throughput provisions or require the Royale Parties or any of their Subsidiaries to pay for services regardless of whether the Royale Parties or any of their Subsidiaries deliver such production for use of the services provided for under any such Contract.
(j) Except as set forth in Section 5.10(j) of the Royale Disclosure Schedules, none of the Contracts relating to the Royale Interests (including all oil, gas and mineral leases and similar Contracts) contain any provision (i) requiring the lessee to pay royalties on hedges, (ii) causing the oil, gas or mineral lease or contract to terminate without advance notice and the opportunity to cure resulting in a loss, in whole or in part, of any of the Royale Interests for lessee’s failure to pay royalties or for lessee’s breach of any covenant thereunder, (iii) requiring lessor’s consent to the consummation of the transactions of the type contemplated under this Agreement, or (iv) is expected to result in a mandatory payment or expenditure not otherwise disclosed in Section 5.10(i) of the Royale Disclosure Schedules.
Section 5.11 Intellectual Property.
(a) Section 5.11(a) of the Royale Disclosure Schedules lists all (i) Royale IP Registrations. All required filings and fees related to Royale IP Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Royale IP Registrations are otherwise in good standing, except as would not reasonably be expected to have a Royale Material Adverse Effect.
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(b) The consummation of the transactions contemplated hereunder will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, each Royale Party’s right to own, use or hold for use any material Intellectual Property as owned, used or held for use in the conduct of any Royale Party’s business or operations as currently conducted.
(c) Each Royale Party’s rights in Royale Intellectual Property are valid, subsisting and enforceable, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity) and except as would not reasonably be expected to have a Royale Material Adverse Effect. The Royale Parties have taken all commercially reasonable steps to maintain Royale Intellectual Property and to protect and preserve the confidentiality of all material trade secrets included in the Royale Intellectual Property, except as would not reasonably be expected to have a Royale Material Adverse Effect.
(d) To the Knowledge of each Royale Party, the conduct of Royale’s business as currently and formerly conducted does not infringe, misappropriate or otherwise violate the Intellectual Property or other rights of any Person, except as would not reasonably be expected to have a Royale Material Adverse Effect. To the Knowledge of each Royale Party, no Person is currently infringing, misappropriating, diluting or otherwise violating, any Royale Intellectual Property in a way as would be expect to have a Royale Material Adverse Effect.
(e) There are no Actions (including any oppositions, interferences or re-examinations) pending or, to the Knowledge of each Royale Party, threatened: (i) alleging any infringement, misappropriation, dilution or violation of the Intellectual Property of any Person by the Royale Parties; (ii) challenging the validity, enforceability, registrability or ownership of any Royale Intellectual Property or the Royale Parties’ rights with respect to any Royale Intellectual Property; or (iii) by the Royale Parties or any other Person alleging any infringement, misappropriation, dilution or violation by any Person of Royale Intellectual Property. The Royale Parties are not subject to any outstanding Governmental Order (including any motion or petition therefor) that does or would restrict or impair the use of any material Royale Intellectual Property.
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Section 5.12 Insurance.  Section 5.12 of the Royale Disclosure Schedules sets forth a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance maintained by the Royale Parties and relating to the assets, business, operations, employees, officers and directors of each Royale Party (collectively, the “Royale Insurance Policies”) and true and complete copies of Royale Insurance Policies have been made available to Matrix. The Royale Insurance Policies are in full force and effect with respect to the period covered. The Royale Parties have not received any written notice of cancellation of or materially adverse alteration of coverage under, any of such Royale Insurance Policies. All premiums or installment payments of premiums due on such Royale Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of the Royale Insurance Policy. All such Royale Insurance Policies are valid and binding in accordance with their terms. Except as set forth on Section 5.12 of the Royale Disclosure Schedules, there are no material claims related to the business of any Royale party pending under any Royale Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. The Royale Parties are not in material default under, and have not otherwise failed to comply with, in any material respect, any provision contained in any such Royale Insurance Policy.
Section 5.13 Legal Proceedings; Governmental Orders.
(a) There are no Actions pending or, to each Royale Party’s Knowledge, threatened (a) against or by the Royale Parties affecting any of its properties or assets; or (b) against or by the Royale Parties that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.
(b) There are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against or affecting any Royale Party or any of their properties or assets. The Royale Parties are in compliance with the terms of each Governmental Order set forth in Section 5.13(b) of the Royale Disclosure Schedules.  No event has occurred or circumstances exist that may constitute or result in (with or without notice or lapse of time) a violation of any such Governmental Order.
Section 5.14 Compliance With Laws; Permits.
(a) Except as set forth in Section 5.14(a) of the Royale Disclosure Schedules, the Royale Parties have complied, and are now complying, with all Laws applicable to it or its business, properties or assets, in each case, except as would not reasonably be expected to have a Royale Material Adverse Effect.
(b) All material Permits required for the Royale Parties to conduct their business have been obtained by it and are valid and in full force and effect. The Royale Parties are in compliance, in all material respects, with the terms of such material Permits No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any material Permit except as would not reasonably be expected to have a Royale Material Adverse Effect.
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Section 5.15 Environmental Laws.  The Royale Parties and their Subsidiaries (i) are in compliance with all Environmental Laws, (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Royale Material Adverse Effect.
Section 5.16 Employee Benefit Matters.
(a) Section 5.16 of the Royale Disclosure Schedules lists each Employee Benefit Plan that each Royale Party or any ERISA Affiliate maintains or to which each Royale Party or any ERISA Affiliate contributes or is a participating employer (collectively, the “Royale Benefit Plans”).  With respect to each Royale Benefit Plan, the Royale Parties have delivered to Royale true and complete copies of all plan documents and summary plan descriptions, the most recent determination letter (or opinion letter) received from the Internal Revenue Service, the most recent Form 5500 Annual Reports, and all related trust agreements associated with such Royale Benefit Plan.
(b) Each Royale Benefit Plan (and each related trust, insurance contract or fund) has been administered and operated in material compliance with the terms of the applicable controlling documents and with the applicable provisions of ERISA, the IRC and all other Applicable Laws, except as would not reasonably be expected to have a Royale Material Adverse Effect.  Each Royale Benefit Plan (including any material amendments thereto) that is capable of approval by, or registration for or qualification for special tax status with, the appropriate taxation, social security or supervisory authorities in the relevant jurisdiction has received such approval, registration or qualification or there remains a period of time in which to obtain such approval, registration or qualification retroactive to the date of any material amendment that has not previously received such approval, registration or qualification.
(c) Except as would not reasonably be expected to have a Royale Material Adverse Effect, all required reports, descriptions and disclosures have been filed or distributed appropriately and in accordance with applicable Law with respect to each Royale Benefit Plan.  The requirements of Part 6 of Subtitle B of Title I of ERISA and of Section 4980B of the IRC have been met with respect to each Royale Benefit Plan that is a group health plan.
(d) All contributions (including all employer contributions and employee salary reduction contributions) that are due and owing have been paid to each Royale Benefit Plan (or related trust or held in the general assets of any Royale Party or one or more ERISA Affiliates or accrued, as appropriate), and all contributions for any period ending on or before the Closing Date that are not yet due have been paid to each Royale Benefit Plan or accrued in accordance with the past custom and practice of the Royale Parties and the ERISA Affiliates.  All premiums or other payments for all periods ending on or before the Closing Date have been paid with respect to each Royale Benefit Plan that is an Employee Welfare Benefit Plan.
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(e) Each Royale Benefit Plan that is an Employee Pension Benefit Plan and that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the IRC meets such requirements and has either received or applied for (or has time remaining to apply for) a favorable determination letter (or, in the case of a prototype plan, an opinion letter) from the Internal Revenue Service within the applicable remedial amendment periods.
(f) No Royale Benefit Plan, or Employee Benefit Plan maintained, sponsored or contributed to by any Royale Party or ERISA Affiliate in the six year period preceding the Closing Date is or has been subject to the minimum funding requirements of Section 412 of the IRC or subject to Title IV of ERISA.
(g) None of the Royale Benefit Plans promises or provides retiree medical, health or life insurance or other welfare type benefits for current or future retired or terminated employees, their spouses or their dependents (other than in accordance with Section 4980B of the IRC) that cannot be unilaterally terminated by a Royale Party or an ERISA Affiliate.
(h) Each Royale Benefit Plan has been administered in accordance with its terms, except as would not reasonably be expected to have a Royale Material Adverse Effect.  No Royale Party nor any ERISA Affiliate has entered into any agreement, arrangement or understanding, whether written or oral, with any trade union, works council or other employee representative body or any number or category of its employees that would prevent, restrict or impede the implementation of any layoff, redundancy, severance or similar program within its or their respective workforces (or any part of them).
(i) There are no unresolved claims or disputes under the terms of, or in connection with, any Royale Benefit Plan (other than routine undisputed claims for benefits), and no action, legal or otherwise, has been commenced with respect to any such claim or dispute, except, in each case, as would not reasonably be expected to have a Royale Material Adverse Effect.
(j) With respect to each Royale Benefit Plan that Royale or any ERISA Affiliate maintains or to which any of them contributes:
(i) To the Knowledge of each Royale Party, there have been no “prohibited transaction,” as such term is defined in Section 406 of ERISA or Section 4975 of the IRC, with respect to any such Royale Benefit Plan that would subject any Royale Party or ERISA Affiliate to a tax or penalty imposed pursuant to Section 4975 of the IRC or Section 502(c), (i) or (l) of ERISA.
(ii) No Royale Party nor, to the Knowledge of any Royale Party, any ERISA Affiliate (by way of indemnification, directly or otherwise) has any liability or penalty under Sections 4976 through 4980 of the IRC or Title I of ERISA with respect to any Royale Benefit Plan.
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(iii) No action, suit, proceeding, hearing or investigation with respect to the administration or the investment of the assets of any Royale Benefit Plan (other than routine claims for benefits) is pending or, to the Knowledge of any Royale Party, threatened, and to the Knowledge of any Royale Party, there is no basis for any such action, suit, proceeding, hearing or investigation, except, in each case, as would not reasonably be expected to have a Royale Material Adverse Effect.
(k) Neither the execution and delivery of this Agreement or any Ancillary Document to which the Royale Parties are a party, nor the Merger, the Exchange or any Other Exchange will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any officer, director or employee of any Royale Party; (ii) materially increase any benefits otherwise payable by the Royale Parties; or (iii) result in the acceleration of the time of payment or vesting of any such benefits.
(l) No Royale Benefit Plan is funded with or allows for payments or distributions in any employer security of the Royale Parties, including, but not limited to, employer securities as defined in Section 407(d)(1) of ERISA, or employer real property as defined in Section 407(d)(2) or ERISA.
Section 5.17 Employment Matters.
(a) Section 5.17(a) of the Royale Disclosure Schedules contains a list of all persons who are employees of the Royale Parties as of the date hereof, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate; (v) commission, bonus or other incentive-based compensation; and (vi) a description of the fringe benefits provided to each such individual as of the date hereof.
(b) Except as set forth in Section 5.17(b) of the Royale Disclosure Schedules, the Royale Parties are not, and have not been for the past three (3) years, a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a Union, and there is not, and has not been for the past three (3) years, any Union representing or purporting to represent any employee of the Royale Parties, and, to each Royale Party’s Knowledge, no Union or group of employees is seeking to organize employees for the purpose of collective bargaining. Except as set forth in Section 5.17(b) of the Royale Disclosure Schedules, to the Knowledge of each Royale Party, there has been no threat of any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting the Royale Parties or any of their employees.
(c) Except as would not reasonably be expected to have a Royale Material Adverse Effect, the Royale Parties are in compliance with all applicable Laws pertaining to employment and employment practices to the extent they relate to employees of the Royale Parties, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance. All individuals characterized and treated by the Royale Parties as independent contractors or consultants are properly treated as independent contractors under all applicable Laws, except as would not reasonably be expected to have a Royale Material Adverse Effect. All employees of the Royale Parties classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified, except as would not reasonably be expected to have a Royale Material Adverse Effect. Except as set forth in Section 5.17(c) of the Royale Disclosure Schedules, there are no Actions against any Royale Party pending, or to each Royale Party’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former applicant, employee, consultant or independent contractor of the Royale Parties, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wage and hours or any other employment-related matter arising under applicable Laws.
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Section 5.18 Taxes.  Except as set forth in Section 5.18 of the Royale Disclosure Schedules:
(a) All Tax Returns required to be filed on or before the Closing Date by the Royale Parties have been, or will be, timely filed. All Taxes due and owing by the Royale Parties (whether or not shown on any Tax Return) have been, or will be, timely paid.
(b) The Royale Parties have withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder or other party, and complied with all information reporting and backup withholding provisions of applicable Law.
(c) No claim has been made by any taxing authority in any jurisdiction where Royale or any of its Subsidiaries do not file Tax Returns that it is, or may be, subject to Tax by that jurisdiction.
(d) No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of Royale or any of its Subsidiaries.
(e) The amount of the Royale’s Liability for unpaid Taxes for all periods ending on or before December 31, 2015, does not, in the aggregate, exceed the amount of accruals for Taxes (excluding any accrual for Taxes with respect to timing differences between financial accounting income and taxable income) reflected on the Royale Financial Statements. The amount of the Royale’s Liability for unpaid Taxes for all periods following the end of the recent period covered by the Royale Financial Statements shall not, in the aggregate, exceed the amount of accruals for Taxes (excluding any accrual for Taxes with respect to timing differences between financial accounting income and taxable income) as adjusted for the passage of time in accordance with the past custom and practice of Royale (and which accruals shall not exceed comparable amounts incurred in similar periods in prior years).
(f) Section 5.18(f) of the Royale Disclosure Schedules sets forth:
(i) the taxable years of  Royale as to which the applicable statutes of limitations on the assessment and collection of Taxes have not expired;
(ii) those years for which examinations by the taxing authorities have been completed; and
(iii) those taxable years for which examinations by taxing authorities are presently being conducted.
(g) All deficiencies asserted, or assessments made, in writing against the Royale Parties as a result of any examinations by any taxing authority have been fully paid or otherwise finally resolved.
(h) The Royale Parties are not a party to any Action by any taxing authority. There are no pending or threatened Actions by any taxing authority.
(i) The Royale Parties have delivered to Matrix copies of all federal, state, local and foreign income, franchise and similar Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by, Royale or any of its Subsidiaries for all Tax periods ending after January 1, 2014.
(j) There are no Encumbrances for Taxes (other than for current Taxes not yet due and payable) upon the assets of the Royale Parties.
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(k) The Royale Parties are not a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement (other than any agreement entered into in the ordinary course of business with incidental tax provisions, such as loan agreements, leases, and hedging contracts).
(l) No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any taxing authority with respect to the Royale Parties.
(m) Royale has not been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes. Royale  has no Liability for Taxes of any Person (other than the Royale Parties) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Law), as transferee or successor, by contract or otherwise (other than pursuant to any agreement entered into in the ordinary course of business with incidental tax provisions, such as loan agreements, leases, and hedging contracts).
(n) The Royale Parties will not be required to include any item of income in, or exclude any item or deduction from, taxable income for taxable period or portion thereof ending after the Closing Date as a result of:
(i) any change in a method of accounting under Section 481 of the IRC (or any comparable provision of state, local or foreign Tax Laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date;
(ii) an installment sale or open transaction occurring on or prior to the Closing Date;
(iii) a prepaid amount received on or before the Closing Date;
(iv) any closing agreement under Section 7121 of the IRC, or similar provision of state, local or foreign Law; or
(v) any election under Section 108(i) of the IRC.
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(o) Royale has not been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the IRC.
(p) Each Royale Party is not, and has not been, a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the IRC and Treasury Regulations Section 1.6011-4(b).
(q) Within the last three (3) years, Royale has not owned any material assets located outside the United State or conducted a material trade or business outside the United States.
(r) Each Royale Party is not an investment company as defined in Section 351(e)(1) of the IRC.
(s) Each Royale Party is not under the jurisdiction of a court in a title 11 or similar case within the meaning of Sections 351(e)(2) and 368(a)(3)(A) of the IRC.
(t) None of the Royale Stockholders owning more than 5% of the number of shares of Royale Common Stock outstanding immediately before the Royale Merger is a “foreign person” within the meaning of Treasury Regulation Section 1.1445-2(b).
Section 5.19 Books and Records.  The minute books and stock record books of the Royale Parties, all of which have been made available to Matrix, are complete and correct and have been maintained in accordance with sound business practices. The minute books of the Royale Parties contain accurate and complete records of all meetings, and actions taken by written consent of, the Royale Stockholders, the Royale Board and any committees of the Royale Board, and no meeting, or action taken by written consent, of any such Royale Stockholders, Royale Board or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of the Royale Parties.
Section 5.20 Related Party Transactions.  Section 5.20 of the Royale Disclosure Schedules lists all Contracts between the Royale Parties and any executive officer or director of the Royale Parties or any person owning 5% or more of the Royale Common Stock (or any of such person’s immediate family members or Affiliates of such person) or by which any executive officer or director of a Royale Party or any person owning 5% or more of the Royale Common Stock (or any of such person’s immediate family members or Affiliates) has any interest in any property owned by the Royale Parties.
Section 5.21 Brokers.  Except for any fee which may become due to Northland Capital Markets on completion of the Merger, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Document based upon arrangements made by or on behalf of the Royale Parties.
Section 5.22 Legal Proceedings.  There are no Actions pending or, to the Royale Parties’ Knowledge, threatened against or by any Royale Party or any of their respective Affiliates that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. To the Knowledge of each Royale Party, no event has occurred or circumstances exist that may give rise or serve as a basis for any such Action.
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Section 5.23 Registration Statement.  None of the information included or incorporated by reference in the Registration Statement to be filed pursuant to Section 6.03, its letter to the stockholders, notice of meeting, proxy statement and forms of proxy, to be filed with the SEC in connection with the Merger, will, at the date it is first mailed to Royale’s stockholders or at the time of Royale Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Royale Parties with respect to statements made or incorporated by reference therein based on information supplied by Matrix expressly for inclusion or incorporation by reference in the Registration Statement. The Registration Statement will comply as to form in all material respects with the requirements of the Exchange Act.
Section 5.24 Opinion of Financial Advisor.  Royale has received the opinion of Northland Capital Markets, dated as of the date of this Agreement, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the terms of the Mergers are fair from a financial point of view to Royale and its shareholders, and such opinion has not been rescinded or revoked.
Section 5.25 No Other Representations or Warranties.  Except for the representations and warranties contained in this ARTICLE V (giving effect to the Royale Disclosure Schedules), neither Royale nor Parent makes any representation or warranty, express or implied on behalf of any Royale Party or any of its affiliates in connection with this Agreement or the transactions contemplated hereby.
ARTICLE VI
Certain Covenants and Agreements of Parent, Royale and the Shareholders
The Corporation and the Shareholders further agree with Parent and Royale, and Royale and Parent further agree with the Corporation and the Shareholders, that from the date hereof through the Closing Date:
Section 6.01 Conduct of Business Prior to the Closing.  From the date hereof until the Closing, except as otherwise provided in this Agreement or consented to in writing by the parties (which consent shall not be unreasonably withheld or delayed), each of Parent, Royale and their respective Subsidiaries, Matrix, the Corporation and its Subsidiaries, shall (x) conduct their respective businesses in the ordinary course of business consistent with past practice; and (y) use reasonable best efforts to maintain and preserve intact the current organization, business and franchise of each of their respective business organizations and to preserve the rights, franchises, goodwill and relationships of the respective employees, customers, lenders, suppliers, regulators and others having business relationships with such business organizations. Without limiting the foregoing, from the date hereof until the Closing Date, each of Parent, Royale and their respective Subsidiaries, Matrix, the Corporation and its Subsidiaries, shall:
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(a) preserve and maintain all of its Permits;
(b) pay its debts, Taxes and other obligations when due;
(c) maintain the properties and assets owned, operated or used by it in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear;
(d) not (i) amend or propose to amend the Corporation Charter Documents, with respect to the Corporation, or the Royale Charter Documents, with respect to Royale, (ii)  split, combine, subdivide or reclassify any their outstanding capital stock, partnership interest or any other securities, (iii) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, or make any other distribution in respect of any securities, except for (A) dividends by a direct or wholly-owned Subsidiary of the applicable Person to its parent, (B) with respect to the Corporation, distributions in the amount necessary for any Tax obligations of the Shareholders, or (iv) repurchase, redeem or otherwise acquire, or modify or amend, any capital stock, partnership interest or any other securities or any rights, warrants or options to acquire any such securities except, with respect to each of the foregoing, the issuance of securities upon the exercise of outstanding options, warrants, rights, or upon the conversion of outstanding securities;
(e) not, nor shall it permit any of its Subsidiaries to (i) redeem, purchase, acquire or offer to purchase or acquire any of its or their capital stock, partnership interest or any other securities or any options, warrants or rights to acquire any of its or their securities or any security convertible into or exchangeable for its or their securities, (ii) make any acquisition of any capital stock, assets or businesses of any other Person other than expenditures for current assets in the ordinary course of business consistent with past practice and expenditures for fixed or capital assets in the ordinary course of business consistent with past practice, (iii) sell, pledge, dispose of or encumber any assets or businesses that are material to the Royale or the Corporation, as applicable, or their respective Subsidiaries, except, with respect to each of the foregoing, (A) sales, leases, rentals and licenses in the ordinary course of business consistent with past practice, (B) pursuant to Contracts that are in force at the date of this Agreement and are disclosed in the Disclosure Schedules, (C) dispositions of obsolete or worthless assets, and (D) the transfer of legal title to direct working interests in oil and gas or mineral properties held by Royale for the benefit of third parties to Royale’s wholly owned Subsidiary, Royale DWI Interests, LLC, or (iv) enter into any Contract with respect to any of the foregoing items (i) through (iii);
(f) not, nor shall it permit any of its Subsidiaries to (i) issue, sell, pledge, grant or dispose of, or agree to issue, sell, pledge, grant or dispose of, any equity awards under any Corporation Benefit Plans, with respect to the Corporation, or Royale Benefit Plans, with respect to Royale, incentive plans, or any additional capital stock, partnership interest or any other securities (except, with respect to Royale, shares issuable to officers and directors as compensation for services pursuant to the agreements described in the registration statement on Form S-8 filed with the SEC by Royale on April 16, 2016), or any options, warrants or rights of any kind to acquire any securities, or of any debt or equity securities convertible into or exchangeable for its capital stock, partnership interest or any other securities, or (ii) incur or assume any indebtedness for borrowed money or guarantee any indebtedness or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Corporation or Royale, respectively, or any of its applicable Subsidiaries; except each of Royale and the Corporation may from time to time, borrow, repay and reborrow under its revolving credit facility, and pledge their properties, issue debt securities and amend, modify, increase, extend, replace or refinance such bank credit facility;
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(g) not pay, discharge or satisfy any material claims, material liabilities or material obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction (i) of any such material claims, material liabilities or material obligations in the ordinary course of business consistent with past practice or (ii) of material claims, material liabilities or material obligations reflected or reserved against in, or contemplated by, the Matrix Financial Statements (or the notes thereto) or the Royale Financial Statements (or the notes thereto);
(h) not enter into, amend, modify or renew any employment, consulting, severance or similar contract with, pay any bonus or grant any material increase in salary, wage or other compensation or any increase in any employee benefit to, any of its directors, officers or employees, except in each such case (i) as may be required by applicable Law, or (ii) to satisfy obligations existing as of the date hereof pursuant to the terms of contracts that are in effect on the date hereof;
(i) except in the ordinary course of business, not materially modify or amend, or terminate any Material Contract, or waive, relinquish, release or terminate any material right or material claim, or enter into any contract that would have been a Material Contract if it had been in existence at the time of the execution of this Agreement;
(j) continue in full force and effect without modification all Insurance Policies, except as required by applicable Law;
(k) defend and protect its properties and assets from infringement or usurpation;
(l) perform all of its obligations under all Contracts relating to or affecting its properties, assets or business;
(m) maintain its books and records in accordance with past practice;
(n) comply in all material respects with all applicable Laws; and
(o) not take or permit any action that would cause any of the changes, events or conditions described in Section 4.08, with respect to Corporation, or described in Section 5.08, with respect to Royale, to occur.
Section 6.02 Access to Information; Confidentiality; No-Shop.
(a) Subject to applicable Law relating to the exchange of information, the parties shall afford to each other and the other’s accountants, counsel, financial advisors, and sources of financing reasonable access during normal business hours with reasonable notice, throughout the period from the date hereof until the Closing, to all of their respective properties, books, contracts and records (including, but not limited to, Tax Returns) and, during such period, shall furnish promptly (i) a copy of each report, schedule and other document filed or received by any of them pursuant to the requirements of federal or state securities Laws or filed by any of them with the SEC in connection with the transactions contemplated by this Agreement, such other information concerning its businesses, properties and personnel as any party shall reasonably request, and will use reasonable efforts to obtain the reasonable cooperation of its officers, employees, counsel, accountants, consultants and financial advisors in connection with the review of such other information by the parties and their respective representatives.
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(b) Royale, Matrix and the Corporation shall comply with, and shall cause their respective Representatives to comply with, their respective obligations under the letter of intent dated July 20, 2016, between Royale and Matrix (the “Letter of Intent”) with respect to the treatment of Confidential Information (as defined in the Letter of Intent).  During the Exclusive Period (as defined in the Letter of Intent), the Corporation will comply with its obligations under the no-shop provisions of Section 2 thereof, and Royale will comply with its obligations under the no-shop provisions of Section 3 thereof; provided that following public announcement of a proposed Transaction (as defined in the Letter of Intent) involving Royale and the Corporation, the provisions of the Letter of Intent restricting disclosure of the fact that the parties are in discussions regarding a Transaction shall no longer apply.
Section 6.03 Registration Statement; Approval by Royale’s Stockholders.
(a) Royale shall file with the Securities and Exchange Commission (the “SEC”) and any state securities regulatory agency where required a Registration Statement on Form S-4 to register the common stock of Royale to be issued as Exchange Consideration and to provide Proxy Statement/Prospectus to Royale’s stockholders seeking approval of the Merger.  Royale, with the cooperation of the Corporation, shall use its reasonable best efforts to make effective the Registration Statement on Form S-4, and once effective use the Proxy Statement/Prospectus to solicit proxies and conduct a meeting of Royale’s stockholders to obtain the approval of its shareholders for the Merger and the Exchange.
(b) Without limiting the generality of the foregoing, the Corporation and Matrix will furnish Royale the information relating to it required by the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Registration Statement. Royale shall not file the Registration Statement or any amendment or supplement thereto without providing the Corporation a reasonable opportunity to review and comment thereon (which comments shall be reasonably considered by Royale).  Each of the parties shall use reasonable best efforts to cause the Registration Statement and the Proxy Statement/Prospectus to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC.
(c) Each party hereto shall promptly furnish to the other party all information concerning such party and such party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 6.03. Royale shall use its reasonable best efforts to resolve, and each party agrees to consult and cooperate with the other party in resolving, all SEC comments with respect to the Registration Statement as promptly as practicable after receipt thereof and to cause the Registration Statement in definitive form to be cleared by the SEC and mailed to Royale’s stockholders as promptly as reasonably practicable following filing with the SEC. Royale shall as soon as reasonably practicable (i) notify the Corporation of the receipt of any comments from the SEC with respect to the Registration Statement and any request by the SEC for any amendment to the Registration Statement or for additional information and (ii) provide the Corporation with copies of all written correspondence between Royale and its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Registration Statement. Each of the parties shall use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to the stockholders of Royale and the Shareholders as promptly as practicable after the date on which the Registration Statement is declared effective under the Securities Act.
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(d) Subject to the terms set forth in this Agreement, Royale shall take all action necessary to duly call, give notice of, convene and hold a special meeting of Royale stockholders to consider and vote on this Agreement, the Mergers and related transactions (the “Royale Stockholders Meeting”) as soon as reasonably practicable after the date of this Agreement, and, in connection therewith, Royale shall mail the Proxy Statement/Prospectus to the holders of Royale Common Stock and Royale Preferred Stock, if any, in advance of such meeting. Royale shall use reasonable best efforts to (i) solicit from the holders of Royale Common Stock and the Royale Preferred Stock proxies, in compliance with all applicable laws, in favor of the adoption of this Agreement and approval of the Merger and (ii) take all other actions necessary or advisable to secure the vote or consent of the holders of Royale Common Stock and Royale Preferred Stock, if any, required by applicable Law to obtain such approval. The Proxy Statement/Prospectus shall notify such Stockholders of their dissent and appraisal rights pursuant to Chapter 13 of the CCC and include a copy of Sections 1300, 1302, 1303 and 1304 of the CCC and all such other information as the Corporation shall reasonably request, and shall be sufficient in form and substance to start the thirty (30) day period during which a Stockholder must demand appraisal of such Stockholder’s capital stock as contemplated by Section 1301 of the CCC. All materials submitted to the Stockholders in accordance with this Section 6.03(d) shall be subject to advance review and reasonable approval by the Corporation.  Royale shall keep the Corporation updated with respect to proxy solicitation results as requested by Matrix.  Notwithstanding anything contained herein to the contrary, Royale shall not be required to hold Royale Stockholders Meeting if this Agreement is terminated before the meeting is held.
Section 6.04 Approval of the Corporation and the Shareholders.
(a) Subject to the terms set forth in this Agreement, the Corporation and Matrix shall take all action necessary to seek the written consent of the Shareholders to approve this Agreement and related transactions (the “Requisite Shareholders’ Consent”) in accordance with the requirements of the Corporation Charter Documents and the CCC on or before the time of the Royale Stockholders Meeting, and, in connection therewith, the Corporation shall mail the Proxy Statement/Prospectus to the Shareholders as soon as reasonably practicable after the date of this Agreement. The Corporation shall use reasonable best efforts to (i) solicit consents from the Shareholders, in compliance with all applicable laws, in favor of the adoption of this Agreement and approval of the Exchange, and (ii) take all other actions necessary or advisable to secure the vote or consent of the Shareholders required by applicable Law to obtain such approval. All materials submitted to the Stockholders in accordance with this Section 6.04(a) shall be subject to Royale’s advance review and reasonable approval.  The Corporation and Matrix shall keep Royale updated with respect to the consent solicitation results as requested Royale.  Notwithstanding anything contained herein to the contrary, the Corporation shall not be required to deliver or continue solicitation of consents from the Shareholders if this Agreement is terminated before the Royale Stockholders Meeting is held.
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Section 6.05 Certain Pre-Merger Actions of Royale Parties.
(a) Parent and Royale.  Royale will take all action necessary to cause each of Parent, Royale and each of their Subsidiaries to perform its obligations under this Agreement and to consummate the Exchange on the terms and conditions set forth in this Agreement. Until the Closing, Parent will not carry on any business or conduct any operations other than the execution of this Agreement, the Merger Agreement and the performance of its obligations reasonably related to such agreements.
(b) Royale Energy Direct Working Interest Trust.  Prior to the Merger, Royale will cause certain assets and liabilities related to the ownership of direct working interests in oil and gas properties which are held for the benefit of third parties to be transferred to a separate, wholly owned subsidiary of Royale for the benefit of the third party working interest holders.
Section 6.06 Notice of Certain Events.
(a) From the date hereof until the Closing, the Corporation shall promptly notify Royale in writing of:
(i) any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Corporation Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by the Shareholders hereunder not being true and correct, or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 8.01 or 8.02 to be satisfied;
(ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;
(iii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and
(iv) any Actions commenced or, to Matrix’s Knowledge, threatened against, relating to or involving or otherwise affecting Matrix that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to would have been required to have been disclosed pursuant to Section 4.16 or that relates to the consummation of the transactions contemplated by this Agreement.
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(b) From the date hereof until the Closing, Royale shall promptly notify the Corporation in writing of:
(i) any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Royale Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by any of the Royale Parties hereunder not being true and correct, or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 8.01 or 8.03 to be satisfied;
(ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;
(iii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and
(iv) any Actions commenced or, to the Knowledge of any of the Royale Parties, is threatened against, relating to or involving or otherwise affecting any of the Royale Parties that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 5.13 or that relates to the consummation of the transactions contemplated by this Agreement.
(c) The receipt of information by any Party pursuant to this Section 6.06 shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by any other Party in this Agreement  and shall not be deemed to amend or supplement the Disclosure Schedules.
Section 6.07 Public Announcements.  In connection with the execution and delivery of this Agreement, Royale and Matrix shall issue a joint press release mutually agreed to by Matrix (on behalf of itself, the Corporation and certain Matrix LPs) and Royale.  Royale, in its discretion, shall be entitled to convene an investor conference call in conjunction with the issuance of such press release.  Except for the press release and such conference call, no party shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to this Agreement, the Mergers, the Ancillary Documents, the Exchanges, or the other transactions contemplated hereby without the prior written consent of the other parties (which consent shall not be unreasonably withheld or delayed), except as may be required by Law, including applicable SEC requirements, applicable fiduciary duties or by any applicable listing agreement with a mutually agreed national securities exchange (in which case such party shall not issue or cause the publication of such press release or other public statement without prior consultation with the other party).
Section 6.08 Governmental Approvals and Consents.
(a) Each party hereto shall, as promptly as possible, (i) make, or cause or be made, all filings and submissions  required under any Law applicable to such party or any of its Affiliates; and (ii) use reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the Ancillary Documents. Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.
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(b) The Corporation and Royale shall use reasonable best efforts to give all notices to, and obtain all consents from, all third parties that are described in Section 4.03 and Section 5.03 of the Disclosure Schedules.
(c) Without limiting the generality of the parties’ undertakings pursuant to subsections (a) and (b) above, each of the parties hereto shall use all reasonable best efforts to:
(i) respond to any inquiries by any Governmental Authority regarding antitrust or other matters with respect to the transactions contemplated by this Agreement or any Ancillary Document;
(ii) avoid the imposition of any order or the taking of any action that would restrain, alter or enjoin the transactions contemplated by this Agreement or any Ancillary Document; and
(iii) in the event any Governmental Order adversely affecting the ability of the parties to consummate the transactions contemplated by this Agreement or any Ancillary Document has been issued, to have such Governmental Order vacated or lifted.
(d) All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either party before any Governmental Authority or the staff or regulators of any Governmental Authority, in connection with the transactions contemplated hereunder (but, for the avoidance of doubt, not including any interactions between Matrix or the Royale Parties and Governmental Authorities in the ordinary course of business, any disclosure which is not permitted by Law or any disclosure containing confidential information) shall be disclosed to the other party hereunder in advance of any filing, submission or attendance, it being the intent that the parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals. Each party shall give notice to the other party with respect to any meeting, discussion, appearance or contact with any Governmental Authority or the staff or regulators of any Governmental Authority, with such notice being sufficient to provide the other party with the opportunity to attend and participate in such meeting, discussion, appearance or contact.
(e) Notwithstanding the foregoing, nothing in this Section 6.08 shall require, or be construed to require, the Corporation or Royale or any of their Affiliates to agree to (i) sell, hold, divest, discontinue or limit, before or after the Closing Date, any assets, businesses or interests of Royale, the Corporation or any of their respective Affiliates; (ii) any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses or interests which, in either case, could reasonably be expected to result in a Corporation Material Adverse Effect or a Royale Material Adverse Effect, or which would materially and adversely impact the economic or business benefits to Parent, Royale, Matrix, the Corporation or their respective stockholders, of the transactions contemplated by this Agreement; or (iii) any material modification or waiver of the terms and conditions of this Agreement.
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Section 6.09 Closing Conditions.  From the date hereof until the Closing, each party hereto shall use reasonable best efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in ARTICLE VIII hereof.
Section 6.10 Subsequent Filings.  Until the earlier of the Closing Date or the termination of this Agreement, Royale will timely file with the SEC each form, report and document required to be filed by Royale under the Exchange Act.  As of their respective dates, none of such reports shall contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The audited consolidated financial statements and unaudited interim financial statements of Royale included in such reports shall be prepared in accordance with United States generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto) and shall present fairly, in all material respects, the financial position of Royale and its consolidated Subsidiaries as at the dates thereof and the results of their operations and changes in financial position for the periods then ended.
Section 6.11 Stockholder Litigation.  Royale shall promptly advise Matrix orally and in writing of any shareholder litigation commenced against Royale and/or its directors relating to this Agreement, the Royale Merger, the Matrix Merger and/or the transactions contemplated by this Agreement or the Ancillary Documents and shall keep the Corporation fully informed regarding any such shareholder litigation. Royale shall give Matrix the opportunity to consult with Royale regarding the defense or settlement of any such shareholder litigation, shall give due consideration the advice of the Corporation with respect to such shareholder litigation.
Section 6.12 Takeover Statutes.  If any “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Law becomes or is deemed to be applicable to Matrix, the Corporation, any of the Royale Parties, this Agreement, the Merger or any transaction contemplated by hereby or thereby, then each of the Corporation and the Royale Parties shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover Law inapplicable to the foregoing.
Section 6.13 Listing on National Securities Exchange.  Royale, Parent and Matrix shall each use their reasonable best efforts to have the Parent Common Stock to be issued in connection with the Exchange and the Merger ( as well as the Parent Common Stock to be issued upon the other LP Exchanges, conversion of the Series B Preferred Stock which is to be issued in connection with the Debt Exchange, and Parent Common Stock to be issued upon exercise of outstanding warrants and options to purchase Royale Common Stock), upon effectiveness of the Royale Merger, listed or approved for listing upon notice of issuance on a national securities exchange.
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Section 6.14 Further Assurances.  Each party shall, at any time and from time to time after the date hereof, upon reasonable request by another party and without further consideration, execute and deliver such instruments or other documents and take such further action as may be reasonably required in order to perfect any other undertaking made by the party hereunder, or to vest, perfect or confirm of record or otherwise, the equity interests assigned in connection with the Exchange.
Section 6.15 Reserved.
Section 6.16 Certain Tax Matters.
(a) Parent, Royale, Matrix and the Corporation shall each use their reasonable best efforts to cause the Mergers and Exchanges (“Contributions”) to qualify as a tax-deferred capital contribution within the meaning of Section 351 of the I.R.C., and before or after the Closing, none of Parent, Royale, Matrix or the Corporation shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could cause the Contributions to fail to qualify under Section 351 of the I.R.C.
(b) Parent, Royale, Matrix and the Corporation shall comply with the record keeping and information reporting requirements set forth in U.S. Treasury Regulation Section 1.351-3.
(c) Royale and the Corporation shall each use its reasonable best efforts to obtain the Tax opinions set forth in Sections 7.02(g) and 7.03(f).
(d) Officers of Royale and the Corporation shall execute and deliver, respectively, to Strasburger & Price, LLP, Tax counsel for Royale, and Porter Hedges LLP, Tax counsel for Matrix, certificates substantially in the form agreed to by the parties and such law firms at such time or times as may reasonably be requested by such law firms, including (i) prior to the time the Registration Statement is declared effective by the SEC, (ii) prior to the Matrix Merger Effective Time and the Royale Merger Effective Time, and (iii) prior to Closing (if not Closing does not occur substantially concurrently with such merger effective times), in connection with such Tax counsel’s respective delivery of opinions pursuant to Sections 7.02(g) and 7.03(f).  Each of Royale and Matrix shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the certificates described in this Section 6.16.
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(e) For federal income tax purposes, Parent, Royale, Matrix and the Corporation shall treat:
(i) the Matrix Stockholders as the owners of the Matrix Common Stock surrendered by them in the Matrix Merger through the close of the day on which the Matrix Merger Effective Time occurs;
(ii) the Royale Stockholders as the owners of the Royale Shares surrendered by them in the Royale Merger through the close of the day on which the Royale Merger Effective Time occurs;
(iii) the Matrix LP Holders as the owners of their respective limited partnership interests in the Matrix LPs surrendered by them in the LP Exchanges through the close of the Closing Date for the applicable LP Exchange Agreement;
(iv) the Shareholders as the owners of the shares of capital stock of the Corporation surrendered by them in the Exchange through the close of the Closing Date;
(v) each Matrix LP as terminating pursuant to Section 708 of the IRC as of the close of the Closing Date for the applicable LP Exchange Agreement, and
(vi) the Corporation as an S corporation through the close of the Closing Date (on which date its taxable year shall end ), and as a C corporation eligible to join in filing a consolidated federal income tax return with Parent commencing at the beginning of the day following the Closing Date.
Section 6.17 Matrix Senior Indebtedness.  Parent, Royale, Matrix and the Corporation shall use reasonable best efforts to obtain the consent of the agent and lenders under Matrix’s Term Loan Agreement, dated effective June 15, 2016 (the “Matrix Senior Indebtedness”, among Matrix, the Corporation and the Matrix LPs, as borrowers party thereto, the administrative agent party thereto, and the lenders from time to time party thereto, and any other consent under any related loan and security documents, to the transactions contemplated by this Agreement, and to cause Parent to assume all of the obligations of Matrix and the Corporation under the Matrix Senior Indebtedness and any related loan and security documents.  In the alternative, Parent, Royale, Matrix and the Corporation shall use reasonable best efforts to cause all obligations with respect to the Matrix Senior Indebtedness to be paid in full pursuant to the terms thereof; provided, however, that if the Matrix Senior Indebtedness shall be refinanced under the terms of any form of new senior Indebtedness, then such new senior Indebtedness shall be on terms and conditions reasonably acceptable to Royale, Matrix and the Corporation.
Section 6.18 Consents to Transfer of Transferred Stock.  Each of the Shareholders who, collectively, are all of the shareholders of the Corporation, hereby consents to the sale, assignment and transfer of all of the Transferred Stock pursuant to the terms of this Exchange Agreement. Each Shareholder hereby waives all notice, rights of first offer or first refusal and all other rights whatsoever to deny, object, delay, approve, or take any other action with respect to the assignment of the Transferred Stock pursuant to the terms of this Exchange Agreement.  Each Shareholder further consents and agrees that the sale, assignment and transfer of all of the Transferred Stock pursuant to the terms of this Exchange Agreement shall not cause (and shall be deemed not to cause) the termination or dissolution of the Corporation or to trigger the right of any person to elect the termination or dissolution of the Corporation, and that the Corporation shall continue in full force and effect following the Exchange in accordance with terms of its Corporation Charter Documents, with Parent as the sole shareholder.
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Section 6.19 Shareholder Indebtedness and Receivables.  On or prior to Closing the Shareholders shall cause to be paid in full in cash all accounts payable, notes payable and advances payable by any Shareholder to the Corporation and the Corporation shall pay in full in cash all accounts payable, notes payable and advances payable by the Corporation to any Shareholder, except for those subordinated promissory notes issued by Matrix, the Corporation and the Matrix LPs, which are to be exchanged by the holders thereof for shares of the Parent’s Series B Preferred Stock in connection with the Debt Exchange.
Section 6.20 Release to be Effective upon Closing.  Effective upon Closing, and without further action on the part of any party or other person,
(a) each Shareholder does hereby (i) release, acquit and forever discharge the Corporation from any and all liabilities, obligations, claims, demands, actions or causes of action arising from or relating to any event, occurrence, act, omission or condition occurring or existing on or prior to the Closing Date, including, without limitation, any claim for indemnity or contribution from the Corporation in connection with the obligations or liabilities of the Shareholders hereunder, except for salary and benefits payable to a Shareholder as an employee in the ordinary course of business; (ii) waive all breaches, defaults or violations of any agreement applicable to its Transferred Stock and agree that any and all such agreements are terminated as of the Closing Date, and (iii) waive any and all preemptive or other rights to acquire any capital stock of the Corporation and release any and all claims arising in connection with any prior default, violation or failure to comply with or satisfy any such preemptive or other rights.
(b) the Corporation does hereby (i) release, acquit and forever discharge each Shareholder from any and all liabilities, obligations, claims, demands, actions or causes of action arising from or relating to any event, occurrence, act, omission or condition occurring or existing on or prior to the Closing Date, including, without limitation, any claim for indemnity or contribution from each Shareholder in connection with the obligations or liabilities of the Corporation or any obligations or liabilities of the Shareholders to the Corporation; (ii) waive all breaches, defaults or violations of any agreement applicable to such Shareholder’s Transferred Stock and agrees that any and all such agreements are terminated as of the Closing Date, and (iii) waive any and all redemption, repurchase rights, rights of first refusal or other rights to acquire any capital stock of any Shareholder and releases any and all claims arising in connection with any prior default, violation or failure to comply with or satisfy any such rights.
ARTICLE VII
Tax Matters
Section 7.01 Tax Covenants.
(a) Without the prior written consent of Royale, prior to the Closing, the Corporation, its Representatives and the Shareholders shall not make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of the Corporation or Parent in respect of any Post-Closing Tax Period.
(b) Without the prior written consent of the Corporation, prior to the Closing, Royale, its Representatives and the Royale Stockholders shall not make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of Royale or Parent in respect of any Post-Closing Tax Period.
(c) The Royale Parties and the Corporation shall cooperate in the preparation, execution and filing of all Tax Returns or other documents with respect to all transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the Ancillary Documents (including any real property transfer Tax and any other similar Tax) that are required or permitted to be filed on or before the Closing.  Each of the Royale Parties and the Corporation shall pay, without deduction from any amount payable to the Shareholders or the Royale Stockholders and without reimbursement from the other party, any such Taxes or fees imposed on it which become payable in connection with the Mergers.
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Section 7.02 Termination of Existing Tax Sharing Agreements.  Any and all existing Tax sharing agreements (whether written or not) binding upon the Corporation shall be terminated as of the Closing Date. After such date neither the Corporation nor any of its Representatives shall have any further rights or liabilities thereunder.
Section 7.03 Tax Returns.
(a) The Corporation shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed by it that are due on or before the Closing Date (taking into account any extensions), and shall timely pay all Taxes that are due and payable on or before the Closing Date (taking into account any extensions). Any such Tax Return shall be prepared in a manner consistent with past practice (unless otherwise required by Law).
(b) Parent shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed by the Corporation after the Closing Date with respect to a Pre-Closing Tax period and for any Straddle Period. Any such Tax Return shall be prepared in a manner consistent with past practice (unless otherwise required by Law) and, if it is an income or other material Tax Return, shall be submitted by Parent to Shareholder Representative (together with schedules, statements and, to the extent requested by Shareholder Representative, supporting documentation) at least 50 days prior to the due date (including extensions) of such Tax Return. If Shareholder Representative objects to any item on any such Tax Return that relates to a Pre-Closing Tax Period, it shall, within 20 days after delivery of such Tax Return, notify Parent in writing that it so objects, specifying with particularity any such item and stating the specific factual or legal basis for any such objection. If a notice of objection shall be duly delivered, Parent and Shareholder Representative shall negotiate in good faith and use their reasonable best efforts to resolve such items. If Parent and Shareholder Representative are unable to reach such agreement within ten days after receipt by Parent of such notice, the disputed items shall be resolved by mutually acceptable nationally recognized accounting firm (the “Independent Accountant”) and any determination by the Independent Accountant shall be final. The Independent Accountant shall resolve any disputed items within 30 days of having the item referred to it pursuant to such procedures as it may require. If the Independent Accountant is unable to resolve any disputed items before the due date for such Tax Return, the Tax Return shall be filed as prepared by Parent and then amended to reflect the Independent Accountant’s resolution. The costs, fees and expenses of the Independent Accountant shall be borne by Parent. The preparation and filing of any Tax Return of the Corporation that does not relate to a Pre-Closing Tax period or Straddle Period shall be exclusively within the control of Parent.
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(c) For purposes of this ARTICLE VII, Johnny Jordan shall be the “Shareholder Representative” unless he earlier resigns or retires from such position, at which time a new Shareholder Representative shall be appointed by the Shareholders formerly owning a majority of the  Percentage Interest in the Corporation.
(d) None of Parent, Royale, and the Corporation and their respective Affiliates shall file any amended return, carryback claim, or other adjustment request with respect to Royale, the Corporation, the Matrix LPs, or Matrix Pipeline, L.P. for any Pre-Closing Tax period unless such action is required by Law or Governmental Order or unless such action is undertaken pursuant to the written consent of Royale and the Shareholder Representative, which consent shall not be unreasonably withheld or delayed.
Section 7.04 Straddle Period.  In the case of Taxes that are payable with respect to a taxable period that begins before and ends after the Closing Date (each such period, a “Straddle Period”), the portion of any such Taxes that are treated as Pre-Closing Taxes for purposes of this Agreement shall be:
(a) in the case of Taxes (i) based upon, or related to, income, receipts, profits, wages, capital or net worth, (ii) imposed in connection with the sale, transfer or assignment of property, or (iii) required to be withheld, deemed equal to the amount which would be payable if the taxable year ended with the Closing Date; and
(b) in the case of other Taxes, deemed to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire period.
Section 7.05 Contests.  Parent agrees to give written notice to Shareholder Representative of the receipt of any written notice by the Corporation, Parent or any of Royale’s Affiliates which involves the assertion of any claim, or the commencement of any Action, with respect to Taxes for a Pre-Closing Tax period (a “Tax Claim”).
Section 7.06 Cooperation and Exchange of Information. The Shareholder Representative, the Corporation and Parent shall provide each other with such cooperation and information as either of them reasonably may request of the others in filing any Tax Return pursuant to this ARTICLE VII or in connection with any audit or other proceeding in respect of Taxes of the Corporation. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by tax authorities. Each of Shareholder Representative, the Corporation and Parent shall retain all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Corporation for any taxable period beginning before the Closing Date until the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by any of the other parties in writing of such extensions for the respective Tax periods. Prior to transferring, destroying or discarding any Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Corporation for any taxable period beginning before the Closing Date, Shareholder Representative, the Corporation or Parent (as the case may be) shall provide the other parties with reasonable written notice and offer the other parties the opportunity to take custody of such materials.
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ARTICLE VIII
Conditions to Closing
Section 8.01 Conditions to Obligations of All Parties.
The obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:
(a) This Agreement and the Exchange and shall have been duly adopted and approved by the Requisite Shareholders’ Consent and the Other Exchanges shall have been duly adopted and approved by the Other Exchange Approvals.
(b) This Agreement, the Royale Merger, the Matrix Merger and the issuance of Parent Common Stock pursuant to (i) the Royale Merger, (ii) the Matrix Merger, (iii) the LP Exchange Agreements, (iv) this Agreement, and (v) the Debt Exchange Agreement, shall have been duly adopted and approved by the Requisite Royale Vote, the Requisite Matrix Vote and the Requisite Exchange Approvals in accordance with the CCC, TBOC and the DGCL, as applicable.
(c) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.
(d) the Registration Statement shall be declared effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC and not concluded or withdrawn;
(e) the issuance of the shares of Parent Common Stock to be issued as the Capital Stock Consideration in connection with the Mergers and the Exchanges, and the shares of Parent Common Stock issuable on conversion of the Series B Preferred Stock to be issued in connection with the Debt Exchange Consideration, shall have been appropriately registered under the Securities Act and registered, qualified or qualified for exemption under applicable state securities Laws;
(f) the Corporation shall have received all consents, authorizations, orders and approvals from the Governmental Authorities referred to in Section 4.03 in form and substance reasonably satisfactory to Royale and Matrix, and no such consent, authorization, order and approval shall have been revoked.
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(g) Royale shall have received all consents, authorizations, orders and approvals from the Governmental Authorities referred to in Section 5.03, in each case, in form and substance reasonably satisfactory to Royale and the Corporation, and no such consent, authorization, order and approval shall have been revoked.
(h) All conditions to the Mergers have been satisfied or waived by the parties.
Section 8.02 Conditions to Obligations of Royale and Parent. The obligations of Royale and Parent to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Royale’s waiver, at or prior to the Closing, of each of the following conditions:
(a) Other than the representations and warranties of the Corporation contained in Section 4.01, Section 4.02(a), Section 4.03, Section 4.04, Section 4.05, Section 4.21, Section 4.24 and Section 4.25, the representations and warranties of the Corporation contained in this Agreement, the Shareholder Related Documents, the Corporation Related Documents and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Corporation Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Corporation Material Adverse Effect, as so qualified) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of the Corporation contained in Section 4.01, Section 4.02(a), Section 4.03, Section 4.04, Section 4.05, Section 4.21, Section 4.24 and Section 4.25,, shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).
(b) The Corporation shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Corporation Documents to be performed or complied with by it prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, the Corporation shall have performed such agreements, covenants and conditions, as so qualified.
(c) No Action shall have been commenced against any of the Royale Parties, the Corporation or Matrix, which would prevent the Closing. No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any transaction contemplated hereby.
(d) All approvals, consents and waivers that are listed on Section 4.03 of the Corporation Disclosure Schedules shall have been received, and executed counterparts thereof shall have been delivered to Royale at or prior to the Closing.
(e) From the date of this Agreement, there shall not have occurred any Corporation Material Adverse Effect, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Corporation Material Adverse Effect.
(f) The Royale Board shall have received an opinion from Northland Capital Markets to the effect that, as of the date of this Agreement and based upon and subject to the qualifications and assumptions set forth therein, the terms of the Merger are fair, from a financial point of view, to Royale and its shareholders, and such opinion shall not have been rescinded or revoked.
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(g) Royale shall have received the opinion of Strasburger & Price, LLP, counsel to Royale, in form and substance reasonably satisfactory to Royale, on the date on which the Registration Statement is filed and on the Closing Date, in each case dated as of such respective date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Matrix, Royale and Parent, all of which are consistent with the state of facts existing as of the date on which the Registration Statement is filed and the Royale Merger Effective Time, as applicable, to the effect that (i) the Royale Merger will qualify for nonrecognition of gain or loss under  Section 351 of the IRC.  In rendering the opinion described in this Section 8.02(g), Strasburger & Price, LLP shall have received and may rely upon the certificates and representations referred to in Section 6.16.
(h) The Corporation shall have delivered each of the closing deliverables set forth in Section 8.04(a).
(i) The lenders and the administrative agent who are party to the Matrix Senior Indebtedness and any related loan and security documents shall have consented to assumption of the Matrix Senior Indebtedness and any related loan and security documents by the Parent or the Matrix Senior Indebtedness and any related loan shall have been refinanced or paid off in accordance with Section 6.17.
(j) Holders of no more than 5.0% of the outstanding shares of Matrix Common Stock as of immediately prior to the Matrix Merger Effective Time, in the aggregate, shall have exercised, or remain entitled to exercise, statutory appraisal rights pursuant to Section 1301 of the CCC with respect to such shares of Matrix Common Stock in connection with the Matrix Merger.
Section 8.03 Conditions to Obligations of Matrix.  The obligations of the Corporation to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or the Corporation’s waiver, at or prior to the Closing, of each of the following conditions:
(a) Other than the representations and warranties of the Royale Parties contained in Section 5.01, Section 5.02(a), Section 5.03, Section 5.04, Section 5.05, Section 5.18, Section 5.21 and Section 5.22, the representations and warranties of the Royale Parties contained in this Agreement, the Ancillary Documents and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect, as so qualified) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of the Royale Parties contained in Section 5.01, Section 5.02(a), Section 5.03, Section 5.04, Section 5.05, Section 5.18, Section 5.21 and Section 5.22 shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).
(b) The Royale Parties shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Ancillary Documents to be performed or complied with by them prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, the Royale Parties shall have performed such agreements, covenants and conditions, as so qualified, in all respects.
(c) No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any material transaction contemplated hereby.
(d) All approvals, consents and waivers that are listed on Section 5.03 of the Royale Disclosure Schedules shall have been received, and executed counterparts thereof shall have been delivered to Matrix at or prior to the Closing.
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(e) From the date of this Agreement, there shall not have occurred any Royale Material Adverse Effect, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Royale Material Adverse Effect.
(f) Matrix shall have received the opinion of Porter Hedges LLP, counsel to Matrix, in form and substance reasonably satisfactory to Matrix, on the date on which the Registration Statement is filed and on the Closing Date, in each case dated as of such respective date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Matrix, Royale and Parent, all of which are consistent with the state of facts existing as of the date on which the Registration Statement is filed and the Matrix Merger Effective Time, as applicable, to the effect that (i) the Matrix Merger and the Exchanges will qualify for nonrecognition of gain or loss under Section 351 of the IRC.  In rendering the opinion described in this Section 8.03(f), Porter Hedges LLP shall have received and may rely upon the certificates and representations referred to in Section 6.16.
(g) Royale shall have delivered each of the closing deliverables set forth in Section 8.04(b).
(h) Royale shall have an aggregate cash balance in excess of 65% of its deferred drilling obligation immediately prior to the Closing Date.
(i) The lenders and the administrative agent who are party to the Matrix Senior Indebtedness and any related loan and security documents shall have consented to assumption of the Matrix Senior Indebtedness and any related loan and security documents by the Parent or the Matrix Senior Indebtedness and any related loan shall have been paid off in accordance with Section 6.17.
(j) No later than the earlier of (i) the time of the Royale Stockholders Meeting, (ii) the time of the next annual meeting of stockholders of Royale, or (iii) August 2, 2017, a majority of the then-current stockholders of Royale shall have approved the conversion of $1,580,000 aggregate principal amount of the convertible notes of Royale issued on August 2, 2016 (the “Royale Convertible Notes”), representing all of the aggregate principal amount of such Royale Convertible Notes, into Royale Common Stock or Parent Common Stock, as applicable, pursuant to the terms and conditions of the Royale Convertible Notes.
(k) Holders of no more than 5.0% of the outstanding shares of Royale Common Stock as of immediately prior to the Royale Merger Effective Time, in the aggregate, shall have exercised, or remain entitled to exercise, statutory appraisal rights pursuant to Section 1301 of the CCC with respect to such shares of Royale Common Stock in connection with the Royale Merger or any of the Exchanges.
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Section 8.04 Closing Deliverables.
(a) At or prior to the Escrow Closing, the Corporation shall deliver to Royale or, if otherwise provided below, to the Escrow Agent, the following, as provided below:
(i) a certificate, dated the Closing Date and signed by a duly authorized officer of the Corporation that each of the conditions set forth in Section 8.02(a) and Section 8.02(b) have been satisfied;
(ii) a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Corporation certifying (1) all resolutions adopted by the Board authorizing the execution, delivery and performance of this Agreement by the Corporation, and consummation of the transactions contemplated hereby, (2) that each of the Shareholders has executed and delivered the Requisite Shareholders’ Consent, (3) that all resolutions of the Board and all authorizations provided by each Shareholder in connection with the Requisite Shareholders’ Consent are in full force and effect without modification or amendment;
(iii) stock certificates representing all of the outstanding Transferred Stock and properly executed and completed Letters of Transmittal with respect thereto, in the form attached to Exhibit D (“Letters of Transmittal”), shall be delivered by the Shareholders to the Escrow Agent.  In addition, the Shareholders shall execute and deliver to Royale, and shall cause the Corporation to execute and deliver to Royale, the documents, certificates, opinions, instruments and agreements required to be executed and delivered by the Corporation or its Shareholders at the Closing as contemplated hereby or as may be reasonably requested by the Parent and shall deliver or cause to be delivered the documents and evidence required under this Agreement.
(iv) a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Corporation certifying the names and signatures of the officers of the Corporation authorized to sign this Agreement, the Corporation Related Documents and the other documents to be delivered hereunder and thereunder;
(v) a good standing certificate (or its equivalent) from the secretary of state or similar Governmental Authority of the jurisdiction under the Laws in which the Royale Parties are organized;
(vi) the Section 351 Plan;
(vii) certificates of non-foreign status delivered by each Shareholder of the Corporation under Section 1445 of the IRC; and
(viii) such other documents or instruments as Royale reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.
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(b) At the Closing, Royale shall deliver to the Corporation (or such other Person as may be specified herein) the following:
(i) instructions to Royale’s transfer agent to issue and deliver to the Shareholders the Exchange Consideration to be issued as provided in ARTICLE II;
(ii) instructions to Royale’s transfer agent to issue and deliver to the holders of convertible debt of Matrix the Debt Exchange Consideration;
(iii) evidence that the Matrix Senior Indebtedness shall have been assumed by Parent or paid off as of the Closing Date in accordance with Section 6.17;
(iv) a certificate, dated the Closing Date and signed by a duly authorized officer of each Royale Party, that each of the conditions set forth in Section 8.03(a) and Section 8.03(b) have been satisfied;
(v) a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Royale Parties certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of the Royale Parties authorizing the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby;
(vi) a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Royale Parties certifying the names and signatures of the officers of the Royale Parties authorized to sign this Agreement, the Ancillary Documents and the other documents to be delivered hereunder and thereunder;
(vii) evidence of the establishment of a new Subsidiary and the transfer of all of the assets related to the DWI Business of Royale (including assets held in trust for its investors);
(viii) the Section 351 Plan;
(ix) employment agreements executed by Parent and each of Jonathan Gregory, Donald Hosmer,  Stephen Hosmer, Johnny Jordan, Joe Paquette and Jay Sheevel, all in a form reasonably acceptable to Royale and Matrix;
(x) certificates or other evidence reasonably satisfactory to the Corporation confirming that none of the Royale Stockholders owning more than 5% of the number of shares of Royale Common Stock outstanding immediately before the Royale Merger is a “foreign person” within the meaning of Treasury Regulation § 1445-2(b); and
(xi) such other documents or instruments as the Corporation reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.
(c) At the Closing, provided that (i) the conditions of this ARTICLE VIII have been fulfilled to the reasonable satisfaction of each Party entitled to satisfaction thereof, and(ii) each of the deliveries required by Section 8.04(a) and Section 8.04(b) have been made in accordance with such requirements, Royale and the Corporation shall provide joint written instructions to the Escrow Agent to release and deliver to Royale or its designee all of the Letters of Transmittal and stock certificates held in escrow by Escrow Agent pursuant to the Escrow Agreement.
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ARTICLE IX
Termination
Section 9.01 Termination.
This Agreement may be terminated at any time prior to the Closing:
(a) by the mutual written consent of the Corporation and Royale;
(b) by Royale by written notice to the Corporation if:
(i) no Royale Party is then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Corporation pursuant to this Agreement that would give rise to the failure of any of the conditions specified in ARTICLE VIII and such breach, inaccuracy or failure has not been cured by the Corporation within 30 days of the Corporation’s receipt of written notice of such breach from Royale; or
(ii) any of the conditions set forth in Section 8.01 or Section 8.02 shall not have been fulfilled by March 31, 2017  (the “Outside Date”), or if it becomes impossible or extremely unlikely for any such conditions to be fulfilled by the Outside Date, unless such failure shall be due to the failure of the Royale Parties to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;
(c) by the Corporation by written notice to Royale if:
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(i) the Corporation is not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by any Royale Party pursuant to this Agreement that would give rise to the failure of any of the conditions specified in ARTICLE VIII and such breach, inaccuracy or failure has not been cured by such Royale Party within 30 days of Royale’s receipt of written notice of such breach from the Corporation; or
(ii) any of the conditions set forth in Section 8.01 or Section 8.03 shall not have been fulfilled by the Outside Date, or if it becomes impossible or extremely unlikely for any such conditions to be fulfilled by the Outside Date, unless such failure shall be due to the failure of the Corporation to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or
(d) by either Royale or the Corporation if:
(i) the Merger has not been consummated on or before the Outside Date; provided, that the right to terminate this agreement pursuant to this subsection shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the failure of the Closing to be consummated on or before the Outside Date.
(ii) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable;
(iii) this Agreement has been submitted to the Stockholders of Royale for adoption at a duly convened Royale Stockholders Meeting and the Requisite Royale Vote shall not have been obtained at such meeting (including any adjournment or postponement thereof) or by such written consent;
(iv) this Agreement has been submitted to the Stockholders of Matrix for adoption at a duly convened Matrix Stockholders Meeting (or as a written consent in lieu of such meeting) and the Requisite Matrix Vote shall not have been obtained at such meeting (including any adjournment or postponement thereof); or
(v) this Agreement has been submitted to the Shareholders of the Corporation for adoption and the Requisite Shareholders’ Consent shall not have been obtained at such meeting (including any adjournment or postponement thereof) or by a written consent.
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Section 9.02 Effect of Termination.  In the event of the termination of this Agreement in accordance with this ARTICLE IX, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and there shall be no liability or further obligation under this Agreement on the part of the Royale Parties or the Corporation, or their respective officers or directors, and all obligations under this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto, except:
(a) Royale and the Corporation shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations with respect to confidential information set forth in the Letter of Intent, which obligations shall survive the termination of this Agreement in accordance with the terms set forth therein;
(b) as set forth in this ARTICLE IX, and ARTICLE X hereof; and
(c) that nothing herein shall relieve any party hereto from liability for fraud, or for any willful breach of any provision hereof.
ARTICLE X
Miscellaneous
Section 10.01 Expenses.  Except as otherwise expressly provided herein, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred; provided, however, Royale and Matrix shall be equally responsible for all filing and other similar fees payable in connection with any filings or submissions under the HSR Act.
Section 10.02 Notices.  All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):
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If to the Corporation:	Matrix Oil Management Corporation
104 W. Anapamu Street, Suite C
Santa Barbara, CA 93101
E-mail: jjordan@matrixoil.com
Attention: Johnny Jordan, Executive Vice President

with a copy to:	Porter Hedges LLP
1000 Main Street, 36th Floor
Houston, Texas 77002
E-mail: edelpozo@porterhedges.com
Attention: Ephraim del Pozo

If to Royale or Merger Sub:	Royale Energy, Inc.
1870 Cordell Court, Suite 210
El Cajon, California 92020
Email: Jonathan@royl.com
Attention: Jonathan Gregory, Chief Executive Officer

with a copy to:	Strasburger & Price, LLP
720 Brazos Street, Suite 700
Austin, Texas 78701
Email: lee.polson@strasburger.com
Attention: Lee Polson

Section 10.03 Interpretation.  For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Disclosure Schedules and Exhibits mean the Articles and Sections of, and Disclosure Schedules and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.
Section 10.04 Headings.  The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.
Section 10.05 Severability.  If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.
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Section 10.06 Entire Agreement.  This Agreement and the Ancillary Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the Ancillary Documents, the Exhibits and Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.
Section 10.07 Successors and Assigns.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.
Section 10.08 Amendment and Modification; Waiver.  This Agreement may only be amended, modified or supplemented by an agreement in writing signed by Royale, Parent, and the Shareholders at any time prior to the Matrix Merger Effective Time and the Royale Merger Effective Time; provided, however, that after each of the Requisite Matrix Vote and the Requisite Royale Vote is obtained, there shall be no amendment or waiver that, pursuant to applicable Law, requires further approval of the Stockholders, without the receipt of such further approvals. Any failure of any Royale Party, on the one hand, or the Shareholders, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by the Shareholders (with respect to any failure by any Royale Party) or by the Royale Parties (with respect to any failure by the Shareholders), respectively, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
Section 10.09 Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.
(a) This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).
(b) ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF CALIFORNIA IN EACH CASE LOCATED IN THE CITY OF SAN DIEGO AND COUNTY OF SAN DIEGO, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN
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ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.
(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE ANCILLARY DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10(c).
Section 10.10 Specific Performance.  The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.
Section 10.11 Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.
[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, this Agreement and Plan of Exchange has been duly executed and delivered effective as of the date first hereinabove written.
PARENT:

 Royale Energy Holdings, Inc.

By_____________________
Name:
Title:

ROYALE:

Royale Energy, Inc.

By__________________________________
Name:
Title:

CORPORATION:

Matrix Oil Corporation

By:_________________________________
Name:
Title:

SHAREHOLDERS:

By:___________________________________
Name: Johnny Jordan

By:___________________________________
Name: Jeffrey Kerns

SHAREHOLDERS (CONT.):

By:___________________________________
Name:  Michael McCaskey

By:___________________________________
Name: Shawna Loren

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Exhibit A

LIST OF SHAREHOLDERS

Name	Transferred Stock	Percentage Interest
Johnny Jordan	2,125 shares of common stock	31.669151%
Jeffrey Kerns	2,125 shares of common stock	31.669151%
Michael McCaskey	2,125 shares of common stock	31.669151%
Shawna Loren	335 shares of common stock	4.992548%
Total:	6,710 shares of common stock	100%

Exhibit B

EXCHANGE CONSIDERATION

[Exchange Consideration: Number of shares of Parent Common Stock = Number of Royale shares outstanding on Merger Effective Date x Matrix Group Allocation of Matrix Oil Corporation] [To be completed when Agreement is executed.]

Exhibit C

ESCROW AGREEMENT

[To be prepared when Agreement is executed.]

Exhibit D

LETTER OF TRANSMITTAL

[To be prepared when Agreement is executed.]

Exhibit E

SECTION 351 PLAN OF MERGER AND EXCHANGE

(See attached.)

EXHIBIT 10.7

Royale Energy Holdings, Inc.,
Matrix Merger Subsidiary,
Royale Merger Subsidiary,
Matrix Oil Management Corporation,
and
Royale Energy, Inc.

Section 351 Plan of Merger and Exchange

This Section 351 Plan of Merger and Exchange (the “Plan”) is hereby adopted effective as of  [______ ___, 2016] by Royale Energy Holdings, Inc., a Delaware corporation (“Parent”), Matrix Merger Subsidiary, a California corporation (“Matrix Merger Sub”), Royale Merger Subsidiary, a California corporation (“Royale Merger Sub”), Matrix Oil Management Corporation, a California corporation (“Matrix”), Royale Energy, Inc., a California corporation (“Royale”), and each of the proposed transferors of property to Parent identified on Exhibit A attached hereto (the “Transferors”), for purposes of describing the general terms and conditions of the series of transactions pursuant to which Parent will enter into binding agreements to acquire, (i) debt obligations (“Matrix Debt”) of Matrix and the Matrix LPs in exchange for Series B preferred stock of Parent, (ii) all of the outstanding capital stock of Matrix in exchange for common stock of Parent via a statutory merger of Matrix Merger Sub, with and into Matrix, with Matrix as the surviving corporation and a wholly-owned subsidiary of Parent as a result of the merger (iii) all of the outstanding capital stock of Royale in exchange for common and preferred stock of Parent via a statutory merger of Royale Merger Sub with and into Royale, with Royale as the surviving corporation and a wholly-owned subsidiary of Parent as a result of the merger and (iv) all of the limited partnership interests (“Matrix LP Interests”) of Matrix Investments, LP, a California limited partnership, Matrix Las Cienegas Limited Partnership, a California limited partnership, and Matrix Permian Investments, LP, a Texas limited partnership (the “Matrix LPs”), and (v) all of the outstanding capital stock of Matrix Oil Corporation, a California corporation (“Operator”), in exchange for common stock of Parent (collectively the Matrix Debt, Matrix LP Interests, Operator capital stock, Matrix capital stock and Royale capital stock exchanged with Parent are the “Contributions”, and the foregoing steps are collectively referred to as the “Mergers and Exchanges”).

WHEREAS, the agreements that will effectuate each of the Contributions may not be entered into simultaneously, but will each provide that each is a part of a unified plan that will be completed on or before the time of the closing of the Mergers and Exchanges;

WHEREAS, the terms and conditions of certain of the Contributions contemplate that Parent will convey part of the consideration (including preferred and common stock of Parent) to the Transferors concurrently with the closing of the transactions which comprise the Mergers and Exchanges;

WHEREAS, the parties intend that the Contributions and the Mergers and Exchanges will be completed in a manner consistent with orderly procedure in compliance with the requirements of Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”);

WHEREAS, Parent and the Transferors expect (without making any representation with respect thereto) that the persons who/that make the Contributions will receive capital stock of Parent as part of the Mergers and Exchanges and will collectively own at least 80% of the issued and outstanding shares of Parent’s voting stock and any other class of stock immediately following the Mergers and Exchanges; and

WHEREAS, Parent and the Transferors expect (without making any representation with respect thereto) that the Contributions will satisfy the requirements of Section 351 of the Code; provided, however, that Parent and the Transferors do not assume any liability or responsibility to any holder of capital stock of Parent or any other person or entity in the event that Section 351 of the Code does not apply to the one or more of the Contributions;

NOW THEREFORE, the general terms and conditions of the Plan are as follows:

1.
Description of Contributions.  The parties hereto expect that the Transferors in the Contributions will include the persons identified on Exhibit A attached to this document as well as the shareholders of Matrix and Royale, that the Transferors will transfer to Parent the property comprising the Contributions, including the Matrix Debt, the Matrix LP Interests and/or capital stock of Matrix, Operator and Royale in part via contributions and in part via the merger of Matrix Merger Sub with and into Matrix and Royale Merger Sub with and into Royale, as indicated on Exhibit A, and that the Transferors will receive in exchange therefor the shares of preferred stock or common stock of Parent indicated on Exhibit A.

2.	Component Parts of the Section 351 Plan. The components of the single unified Section 351 plan of exchange of Parent, the shareholders of Matrix and Royale and the other Transferors include:
a.	The transfer of Matrix Debt in the approximate amount of up to US 21,124,000 in exchange for approximately 2,012,400 shares of Series B Preferred Stock of Parent;
b.
The transfer of shares of common stock of Matrix by all of the holders thereof (the “Matrix Shareholders”) pursuant to an Agreement and Plan of Merger dated November 30, 2016 (the “Merger Agreement”) under which, in consideration of the merger of Matrix Merger Sub with and into Matrix, with Matrix as the surviving corporation (the “Merger”), the Matrix Shareholders will receive shares of Parent common stock as consideration;

c.
The transfer of shares of common stock of Royale by all of the holders thereof (the “Royale Shareholders”) pursuant to an Agreement and Plan of Merger dated November 30, 2016 (the “Merger Agreement”) under which, in consideration of the merger of Royale Merger Sub with and into Royale, with Royale as the surviving corporation (the “Merger”), the Royale Shareholders will receive shares of Parent common  as consideration; and

d.
The transfer of all of the Matrix LP Interests by all of the Matrix LPs’ limited partners and the transfer of all of the capital stock of Operator by Operator’s shareholders in exchange for common stock of Parent pursuant to exchange agreements (the “Exchange Agreements”).

3.
Exchange Agreements.  Each of the contributions of property by each of the Transferors that is a party to this Agreement will be effectuated pursuant to one or more separate agreements, including the Merger Agreement and Exchange Agreements, each of which will include a recital to the effect that the transaction is one of several related transactions involving the assignment of property to Parent in exchange for stock of Parent, that is intended, in the aggregate, to satisfy the requirements of Section 351 of the Code.

4.
Section 351 Compliance under the Internal Revenue Code.  Each of the Transferors that is a party to this Agreement agrees to retain the information and include the necessary statement with its income tax return for the taxable year in which the Mergers and Exchanges close as required by Section 1.351-3(a) of the Treasury Regulations.  Parent agrees to retain the information and include the necessary statement with its income tax return for the taxable year in which the Mergers and Exchanges close as required by Section 1.351-3(b) of the Treasury Regulations.

5.
Authority.  Parent represents and warrants that its Board of Directors has approved this Plan and that the appropriate officers of Parent have been granted the power and authority on behalf of Parent to take any and all steps necessary or appropriate to carry this Plan into effect, including without limitation executing the Exchange Agreements with certain of the Transferors and such other agreements and documents as they deem necessary or appropriate

6.	Amendment of Plan. This Plan may be amended from time to time by the Board of Directors of Parent and all of the Transferors.

The execution of this Plan shall not obligate any party to any component part or transaction of the Mergers and Exchanges to consummate such transaction other than upon the terms and conditions under the definitive agreement executed by such parties to such transaction.  By the execution of this Plan, which may be accomplished by signing in multiple counterparts or signing their respective subscription agreement or other documentation or their respective agreement and plan of exchange, each Transferor evidences such Transferor’s agreement with and adoption of this Plan.

Matrix Oil Management Corporation

By: ______________________________
Name: ____________________________
Title: _____________________________

Royale Energy, Inc.

By: ______________________________
Name: ____________________________
Title: _____________________________

Royale Energy Holdings, Inc.

By: ______________________________
Name: ____________________________
Title: _____________________________

Transferors listed on Exhibit A adopt this Plan by execution of their respective Exchange Agreements.